maxis.

2 July 2007

RECEIVED
2007 JUL 16 P 1:30

Maxis Communications Berhad
(158400-V)

Aras 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

P.O. Box 13447
50180 Kuala Lumpur
Malaysia

Tel : (603) 2330 7000
Fax : (603) 2330 0008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Status

File No: 082 - 34780

SUPPL

Ladies and Gentlemen:

We refer to the above matter and enclose herewith the following documents for your kind attention:-

Item (1)

An update to Annex B as attached to the abovementioned letter for the period from 16 April 2007 to 30 June 2007, pursuant to Rule12g3-2(b)(1)(ii) of the Securities Exchange Act. The list sets forth the information that the Company has filed with the Bursa Malaysia Securities Berhad and which is made public by such exchange. Please note that none of such information contains or constitutes an offer of securities for sale or an offer for purchase of securities outside Malaysia, including the United States or to US Persons (as such term is defined in Regulation S under the United States Securities Act of 1933, as amended).

Item (2)

All forms lodged at the Companies Commission of Malaysia for the period from 16 April 2007 to 30 June 2007.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

07025225

Very truly yours,

Dato' Jamaludin Bin Ibrahim
Director

Dipak Kaur
Secretary

c.c. Mr. Crawford Brickley

PROCESSED
JUL 18 2007
THOMSON
FINANCIAL

Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Bursa Malaysia Securities Berhad ("Bursa Securities")			
1. Listing Circular - Maxis Employee Share Option Scheme	16 April 2007 19 April 2007 25 April 2007 30 April 2007 04 May 2007 08 May 2007 10 May 2007 16 May 2007 21 May 2007 23 May 2007 25 May 2007 29 May 2007 01 June 2007 07 June 2007 11 June 2007 15 June 2007 20 June 2007 27 June 2007 28 June 2007	Bursa Securities Listing Requirements	A
2. General Announcement	24 April 2007 27 April 2007 30 April 2007 03 May 2007 06 May 2007 08 May 2007 09 May 2007 10 May 2007 15 May 2007 16 May 2007 17 May 2007 18 May 2007 22 May 2007 23 May 2007 24 May 2007 25 May 2007	Bursa Securities Listing Requirements	B

		28 May 2007 29 May 2007 31 May 2007 01 June 2007 04 June 2007 05 June 2007 06 June 2007 08 June 2007 12 June 2007 13 June 2007 15 June 2007 18 June 2007 19 June 2007 21 June 2007 22 June 2007 25 June 2007 26 June 2007		
3.	Changes in Substantial Shareholder's Interest Pursuant to Form 29A/B/C of the Companies Act. 1965 1) Employees Provident Fund 2) Templeton Worldwide, Inc. 3) Franklin Resources, Inc. 4) Templeton Asset Management 5) Templeton International, Inc. 6) MAI Holdings Sdn Bhd 7) Tegas Mahsuri Sdn Bhd 8) Wilayah Resources Sdn Bhd 9) Wilayah Bintang Sdn Bhd 10) Pacific Fortune Sdn Bhd 11) Shield Estate N.V. 12) Hj Affendi B. Tun Hj. Mohd Stephens 13) Dato' Hj. Badri B. Hj. Masri 14) Tun Hj. Mohammed Hanif Omar 15) Mohamad Shahrin B. Merican 16) Harapan Nusantara Sdn Bhd 17) Maxis Holdings Sdn Bhd 18) East Asia Telecommunications Ltd 19) Worldwide Communications Technologies Ltd 20) Eridanes International N.V. 21) Usaha Tegas Equity Sdn Bhd 22) Usaha Tegas Sdn Bhd 23) Pacific States Investment	17 April 2007 19 April 2007 23 April 2007 25 April 2007 27 April 2007 03 May 2007 04 May 2007 07 May 2007 11 May 2007 28 May 2007 01 June 2007 05 June 2007 14 June 2007 15 June 2007 21 June 2007 22 June 2007 25 June 2007 26 June 2007 27 June 2007	Bursa Securities Listing Requirements	C

	Limited 24) Excorp Holdings N.V. 25) PanOcean Management Limited 26) Ananda Krishnan Tatparanandam 27) Besitang Barat Sdn Bhd 28) Besitang (M) Sdn Bhd 29) Tegas Puri Sdn Bhd 30) Global Multimedia Technologies (BVI) Ltd			
4.	Notice of Book Closure	06 May 2007 07 May 2007	Bursa Securities Listing Requirements	D
5.	Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965 a) Dato' Jamaludin bin Ibrahim b) Y.A.M. Tan Sri Dato' Seri Syed Anwar Jamalullail	25 May 2007 31 May 2007 06 June 2007 15 June 2007 19 June 2007 22 June 2007	Bursa Securities Listing Requirements	E
6.	Financial Results	23 May 2007	Bursa Securities Listing Requirements	F

APPENDIX A

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 42471 OF 2007

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**16/04/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 118,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 17 April 2007.**

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 42578 OF 2007

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**19/04/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 191,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 23 April 2007.**

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 42731 OF 2007

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**25/04/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 153,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 30 April 2007.**

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 42859 OF 2007

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**30/04/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 651,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 4 May 2007.**

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 42818 OF 2007

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **30/04/2007**

Subject : MAXIS- SUSPENSION OF TRADING

Contents :

Kindly be advised that at the request of the above Company, trading in its securities has been suspended with effect from 9.00 a.m., Monday, 30 April 2007 pending an announcement.

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 42902 OF 2007

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**04/05/2007**

Subject : MAXIS-RESUMPTION OF TRADING

Contents :

Further to Listing's Circular No. **L/Q 42818 of 2007**, kindly be advised that trading in the above Company's securities will resume with effect from **9.00 a.m., Friday, 4 May 2007**.

Your attention is drawn to the Company's announcement dated 3 May 2007.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 42987 OF 2007
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **08/05/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 311,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 10 May 2007.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 43073 OF 2007

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**10/05/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 560,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 14 May 2007.**

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 43202 OF 2007

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**16/05/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 1,503,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 17 May 2007.**

Exemption File No.
032-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 43223 OF 2007

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**16/05/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 740,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 18 May 2007.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 43354 OF 2007

Exemption File No.
082-34780

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**21/05/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 1,634,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 23 May 2007.**

Exemption File No. 082-34780

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 43407 OF 2007

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**23/05/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 1,060,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9:00 a.m., Friday, 25 May 2007.**

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 43503 OF 2007

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**25/05/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 1,998,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 29 May 2007.**

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 43566 OF 2007

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**29/05/2007**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 815,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9:00 a.m., Wednesday, 30 May 2007.**

Exemption File No. 082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 43608 OF 2007

Company Name	: **MAXIS COMMUNICATIONS BERHAD**
Stock Name	: **MAXIS**
Date Announced	: **29/05/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 1,160,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 31 May 2007.**

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 43749 OF 2007

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **01/06/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 5,444,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 5 June 2007.**

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 43906 OF 2007

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**07/06/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 5,467,183 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9:00 a.m., Monday, 11 June 2007.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 43953 OF 2007
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **11/06/2007**

Subject : MAXIS - EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 304,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 13 June 2007.**

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 43967 OF 2007

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **11/06/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 118,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 13 June 2007.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 44101 OF 2007

Company Name	: **MAXIS COMMUNICATIONS BERHAD**
Stock Name	: **MAXIS**
Date Announced	: **15/06/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 39,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 19 June 2007.**

Exemption File No.
032-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 44193 OF 2007

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **20/06/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 21,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 21 June 2007.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 44216 OF 2007

Exemption File No. 082-34780

Company Name	: **MAXIS COMMUNICATIONS BERHAD**
Stock Name	: **MAXIS**
Date Announced	: **20/06/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 67,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 22 June 2007.**

Exemption File No. 082-34730

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 44360 OF 2007

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **27/06/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 70,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 29 June 2007.**

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 44389 OF 2007
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **28/06/2007**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 33,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 2 July 2007.**

APPENDIX B

Exemption File No.
082-34780

General Announcement
Reference No **MC-070424-59622**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**24/04/2007**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("Maxis" or "the Company") ACQUISITION OF A NEW SUBSIDIARY**

Contents :

1. INTRODUCTION

The Board of Directors of Maxis is pleased to announce that Malaysian Mobile Services Sdn Bhd ("MMS"), a wholly-owned subsidiary of the Company, had on 17 April 2007, acquired the entire equity share capital comprising 42 shares of Euro453 each in Althem B.V. ("Althem"), a company incorporated in The Netherlands, for a consideration of Euro26,120 ("the Acquisition")

Subsequent to the Acquisition, Althem is a wholly-owned subsidiary of MMS.

2. DETAILS OF THE PARTIES TO THE ACQUISITION

MMS was incorporated in Malaysia under the Companies Act, 1965 on 20 July 1981 as a private limited company. The principal activity of MMS is the provider of mobile telecommunications products and services.

Althem was incorporated in The Netherlands under the Law of Netherlands on 11 February 1985. The authorised share capital of Althem is Euro90,600 comprising 200 shares of Euro453 each while its issued and paid up capital is Euro19,026 comprising 42 shares of Euro453 each.

3. RATIONALE

Please refer to the Company's announcement dated 24 April 2007 in respect of PT Natrindo Telepon Seluler

4. EFFECTS ON SHARE CAPITAL, SUBSTANTIAL SHAREHOLDERS' SHAREHOLDINGS, EARNINGS AND CONSOLIDATED NET ASSETS OF MAXIS

The Acquisition will not have any effect on the share capital of Maxis or on the substantial shareholders' shareholdings in Maxis.

The Acquisition is also not expected to have a material effect on the earnings per share of Maxis and the consolidated net assets of Maxis for the financial year ending 31 December 2007.

5. DIRECTORS' AND/OR MAJOR SHAREHOLDERS' AND/OR PERSONS CONNECTED WITH DIRECTORS OR SUBSTANTIAL SHAREHOLDERS' INTEREST.

Exemption File No. 082-34780

In so far as the Directors of Maxis are able to ascertain, none of the Directors or major shareholders of the Company and/or persons connected to them has any interest, direct or indirect, in the Acquisition.

This announcement is dated 24 April 2007

Exemption File No.
082-34780

General Announcement
Reference No **MC-070424-59202**
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **24/04/2007**

Type : **Announcement**
Subject : **MAXIS COMMUNICATIONS BERHAD**
("Maxis", or "the Company")
1. Proposed acquisition by Althem B.V. ("Althem") of 1,261,573,820 ordinary shares of Rp500 each in PT Natrindo Telepon Seluler ("NTS") ("NTS Shares") representing 44% of the existing issued and paid-up share capital of NTS from Penta Investment Limited ("Penta") for a cash consideration of USD123.92 million ("Proposed Acquisition")

2. Proposed put and call option over 143,360,661 NTS shares ("Tirta Block") representing 5% of the existing issued and paid-up share capital of NTS ("Proposed Options")

3. Receipt of the approval of Badan Koordinasi Penanaman Modal, Indonesia ("BKPM") in respect of the Proposed Acquisition

Contents :

INTRODUCTION

The Board of Directors of Maxis is pleased to announce that:-

1. The conditional sale and purchase agreement (**"SPA"**) for the Proposed Acquisition was executed on 19 April 2007 with Penta, for Althem to acquire 1,261,573,820 NTS Shares (**"Sale Shares"**) representing 44% of the existing issued and paid-up share capital of NTS from Penta for a total cash consideration of USD123.92 million (equivalent to RM423.81 million*); and

2. On 19 April 2007, in conjunction with the SPA, Maxis, Teleglobal Investments BV ("**Teleglobal**"), a wholly owned subsidiary of Maxis, and PT Aneka Tirta Nusa ("**Tirta**") entered into a Put Option Agreement (**"POA"**) and a Call Option Agreement (**"COA"**) in respect of the Proposed Options.

(Collectively, Proposed Acquisition and Proposed Options shall hereinafter be known as the **"Proposals"**)
; and

3. The BKPM approval in respect of the Proposed Acquisition was received by the Company on 24 April 2007 vide BKPM's letter dated 20 April 2007.

Following Closing (as defined in Section 2.2(d) below) of the Proposed Acquisition, Maxis' aggregate shareholding in NTS will be 95% and Tirta will hold the remaining 5%, which is in accordance with the foreign shareholding requirements in Indonesia. Further, on the completion of the SPA, the Shareholders' Agreement dated 19 January 2005, as amended, and supplemented and restated from time to time ("**SA**"), between Teleglobal, Tirta and NTS is deemed terminated in respect of Tirta and Penta. See Section 2.2(e) for details.

2. THE PROPOSED ACQUISITION

2.1 Information on NTS

NTS, a 51%-owned subsidiary of Teleglobal, was incorporated in October 2000 and is a GSM cellular operator in Indonesia that has approximately 6,300 active subscribers currently. NTS originally received a regional licence (East Java), but has since acquired 6 other regional licences, and in December 2002 obtained Government approval to convert regional licences into a national licence. In September 2004, it was allocated additional spectrum for 3G-WCDMA services.

NTS currently operates under the name of "Lippo Telecom".

As at 17 April 2007, the authorised share capital of NTS consisted of 11,468,852,908 NTS Shares of nominal par value of Rp500 each, and the issued and paid-up share capital is Rp1,433,607 million (equivalent to RM538.95 million*) comprising 2,867,213,227 NTS Shares with a par value of Rp500 each.

Based on the audited financial statements of NTS for the financial year ended 31 December 2005, NTS registered a loss after taxation of Rp164,788 million (equivalent to RM61.95million*), whilst its net assets ("**NA**") as at that date was Rp1,315,380 million (equivalent to RM494.50 million*).

A summary of the key audited financial information of NTS for the last 5 financial years ended 31 December 2005 is set out in Table 1.

2.2 Salient terms and conditions of the SPA

(a) Sale and purchase of the Sale Shares

Penta will sell and transfer to Althem, the Sale Shares, free from all and any security interests together with all rights, and title to and interests in or with respect to the Sale Shares.

(b) Purchase consideration

The purchase price for the Sale Shares is USD123.92 million.

(c) Conditions precedent

The completion of the SPA is conditional on:-

(i) all relevant consents and approvals being obtained from the relevant authorities for the sale by Penta to Althem of the Sale Shares and Tirta being registered owner of the Tirta Block (as defined above) including BKPM approval (received on 24 April 2007 vide BKPM's letter dated 20 April 2007);

(ii) Penta delivering relevant share transfer deeds and evidence that Penta is the registered shareholder of the Sale Shares; and

(iii) notification being sent by NTS to the Indonesian Ministry of Communications and Informatics (MOCI) of the Proposed Acquisition,

(Collectively "**Conditions**")

(d) Closing

The closing of the Proposed Acquisition (**"Closing"**) will occur within 3 business days after the Conditions are satisfied.

(e) Management control

On Closing, the SA will terminate in respect of Tirta and Penta. However for so long as Tirta remains a shareholder of NTS, Tirta will only be entitled to nominate 1 member to the board of commissioners of NTS and 1 member to the board of directors of NTS (being the Director of Human Resources or the Director of Legal) and Tirta will otherwise have no further rights under the SA.

2.3 Salient terms and conditions of the POA and COA

(a) Put option

Teleglobal grants Tirta an option ("**Put Option**") to sell to Teleglobal or an appropriate Indonesian entity identified by Teleglobal, the Tirta Block at the exercise price set out in Section 2.3(d) below.

(b) Call option

Tirta grants Teleglobal an option (**"Call Option"**) to purchase or to identify an appropriate Indonesian entity to purchase from Tirta, the Tirta Block at the exercise price set out in Section 2.3(d) below.

(c) Option period

The exercise period of the Put Option and Call Option starts from earlier of (i) 6 months from date of the POA and COA respectively, or (ii) such other date as Teleglobal and Tirta may agree. The last day of exercise period of the Put and Call Option is 30 December 2009.

(d) Exercise price

The exercise price for the Tirta Block pursuant to the Put Option is USD14.08 million (equivalent to RM48.15 million*) (**"Put Exercise Price"**). The exercise price for the Tirta Block pursuant to the Call Option is USD16.33 million (equivalent to RM55.85 million*) (**"Call Exercise Price"**).

2.4 Basis of the purchase consideration and source of funding

The purchase consideration for the Proposed Acquisition of USD123.92 million as well as the respective exercise prices of the Proposed Options were arrived at based on negotiations in good faith on a willing buyer willing seller basis. In arriving at the purchase consideration for the Proposed Acquisition, Maxis has taken into account, *inter alia,* the 2G and 3G spectrum allocated to NTS, the potential earnings and future prospects of NTS and the growth potential of the Indonesian cellular market.

The purchase consideration for the Proposed Acquisition will be funded via internally generated funds.

2.5 Liabilities to be assumed by Maxis and/or Teleglobal or Althem

Under the terms and conditions of the SPA, POA and COA there are no liabilities and/or indebtedness to be assumed by Maxis and/or Teleglobal or Althem pursuant to the Proposals.

2.6 Information on Tirta

Tirta is an Indonesian company and was established on 30 September 2004 and approved by the Minister of Laws and Human Rights on 8 December 2004 with a principal activity of general trading and investment holding company. The authorised capital of Tirta is Rp 900 billion comprising 1.8 billion shares of Rp 500 each and the issued and paid up capital is Rp 698.5 billion comprising 1.4 billion shares of Rp 500 each.

2.7 Information on Penta

Penta is an offshore company, incorporated in the Federal Territory of Labuan, Malaysia on 4 April 2007 as an investment holding company.

As at 17 April 2007, the authorised share capital of Penta consisted of 10,000 shares of USD1.00 each and the issued and paid-up share capital is USD1.00 comprising 1 share of USD1.00 each.

Penta became owner of the Sale Shares following an internal restructuring of Tirta and Penta is a wholly-owned subsidiary of Tirta.

2.8 Original cost and date of investment in NTS

The original costs of investments in NTS, which were made by Tirta (49% of NTS) between 2004-2005 amounted to approximately Rp702.5 billion (equivalent to RM 264.10 million*).

3. RATIONALE FOR THE PROPOSED ACQUISITION

Following Closing of the Proposed Acquisition, Maxis' aggregate shareholding in NTS will be 95%, giving it full control over the operations and business plans and level of capitalisation of NTS, which would enable Maxis to optimise its investment in NTS.

Maxis has received expressions of interest from potential strategic partners to participate with Maxis in the development of NTS. Maxis is currently evaluating these prospects, and intends to invite a strategic partner that will assist Maxis achieve its overall objectives which includes an accelerated rollout of the NTS network.

4. PROSPECTS

Maxis believes that the Indonesian cellular industry has a large market potential, given the estimated country population of 226 million as at the end of 2006. It has a relatively low cellular penetration rate at an estimated 29 % as at the end of 2006. The Indonesian cellular market is expected to grow with approximately 50-60 million subscribers entering the market between 2007 and 2011.

5. RISK FACTORS

(a) Economic, political and currency risks

As with all investments undertaken overseas, political, economic and currency risks are inherent

risk factors.

Fluctuations in the exchange rate between the Indonesian Rupiah and the US Dollar or Malaysian Ringgit, as well as fluctuations of local interest rates, could negatively affect investment returns. However, this risk may, to some extent, be mitigated by hedging instruments, which Maxis may enter into from time to time.

(b) Inherent business risks

As with the operations of similar cellular telecommunications companies elsewhere, NTS will be subject to inherent business risks, e.g., *inter alia,* the risk of competitive threats, network and software technology obsolescence, possible funding limitations, foreign ownership limitations, spectrum constraints and changes in the regulatory regime. However, Maxis believes that these are risks, which it is well-placed to understand given its own experience as a cellular operator.

6. EFFECTS OF THE PROPOSALS

6.1 Share capital

The Proposals will not have any effect on the issued and paid-up share capital of Maxis as there will be no new issue of Maxis shares pursuant to the Proposals.

6.2 Shareholdings of the substantial shareholders

The Proposals will not have any effect on the shareholdings of the substantial shareholders of Maxis as there will be no new issue of Maxis shares pursuant to the Proposals.

6.3 NA and gearing

The Proposals are not expected to have any material impact on the consolidated NA attributable to ordinary equity holders and gearing of Maxis.

6.4 Earnings

The Proposed Acquisition is expected to be completed in the 2nd quarter of 2007 and is expected to have a marginally dilutive impact on the consolidated earnings of Maxis for the financial year ending 31 December 2007.

The Proposed Options are not expected to have a material impact on the consolidated earnings of Maxis for the financial year ending 31 December 2007.

7. APPROVALS REQUIRED

The Proposals are subject to, *inter alia*, the approvals of the following parties being obtained:

(a) Bank Negara Malaysia (for the Proposed Acquisition), if required;
(b) Indonesian governmental authorities (i.e. BKPM approval which was received on 24 April 2007 vide BKPM's letter dated 20 April 2007);
(c) shareholders of NTS, if required; and

Exemption File No. 032-34780

(d) any other relevant authorities, if required.

8. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

Insofar as the Directors of Maxis are able to ascertain, none of the Directors or substantial shareholders of Maxis and/or persons connected to them have any interest, whether direct or indirect, in the Proposals.

9. DIRECTORS' OPINION

The Directors of Maxis, having considered all aspects of the Proposals are of the opinion that the Proposals are in the best and long term interests of Maxis and its shareholders.

10. POLICIES ON FOREIGN ACQUISITION AND REPATRIATION OF PROFITS IN HOST COUNTRY

Subject to applicable withholding taxes, profits from investments in Indonesian companies can be repatriated without any restrictions. The Proposed Acquisition represents a long-term investment into a regulated industry, and profits, as they arise and are available for distribution, will be repatriated accordingly.

11 OTHER MATTERS

11.1 The SPA, POA and COA are available for inspection at the registered office of Maxis at Level 18, Menara Maxis, Kuala Lumpur City Centre, off Jalan Ampang, 50088 Kuala Lumpur during normal business hours from Mondays to Fridays (except public holidays) for a period of 3 months from the date of this announcement.

11.2 The Proposals do not depart from the Securities Commission's Policies and Guidelines on the Issue/Offer of Securities.

11.3 The Proposed Acquisition is expected to be completed in the 2nd quarter of 2007. The last day of the exercise period pursuant to the Proposed Options is 30 December 2009.

** Converted at an assumed exchange rate of Rp2,660:RM1 and RM3.42:USD1)*

This announcement is dated 24 April 2007.

Tables (v1) 240407-FINAL.pdf

Table 1: Summary of key audited financial information of NTS

All financials expressed in Rupiah billion	2001	2002	2003	2004	2005
Net revenue *	16.0	19.3	27.5	30.3	12.7
Loss before tax	(52.5)	(32.8)	(28.4)	(78.1)	(164.8)
Loss after tax	(52.5)	(32.8)	(28.4)	(78.1)	(164.8)
Shareholders funds	180.4	259.0	236.8	257.2	1,315.4
Net assets ("NA")	180.4	259.0	236.8	257.2	1,315.4

Note:

* *net revenue is revenue net of interconnection charges*

General Announcement
Reference No **MC-070427-59321**

Submitting Merchant Bank	:	**n/a**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**27/04/2007**

Type	:	**Announcement**
Subject	:	**Proposed acquisition by Althem B.V. ("Althem") of 1,261,573,820 ordinary shares of Rp500 each in PT Natrindo Telepon Seluler ("NTS") ("NTS Shares") representing 44% of the existing issued and paid-up share capital of NTS from Penta Investment Limited ("Penta") for a cash consideration of USD123.92 million ("Proposed Acquisition")**

Contents :

For consistency, the abbreviation used throughout this announcement shall have the same meaning as previously defined in the Company's announcement dated 24 April 2007 in relation to the Proposed Acquisition.

Maxis wishes to announce that all the conditions precedent as specified in the sale and purchase agreement ("SPA") in connection with the Proposed Acquisition have been fulfilled or waived. In view of the above, the Board of Directors of Maxis is pleased to announce that the Proposed Acquisition has been completed on 27 April 2007

This announcement is dated 27 April 2007.

Exemption File No.
082-34780

General Announcement
Reference No **MC-070430-31519**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**30/04/2007**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD REQUEST FOR SUSPENSION OF TRADING**

Contents :

The Company had on 30 April 2007, requested for a suspension of trading of its securities from 9.00 a.m. on 30 April 2007 to 5.00 p.m. on 3 May 2007.

The Company has received notification, after close of business on 27 April 2007 from Usaha Tegas Sdn Bhd ("UTSB"), a substantial shareholder of the Company, that UTSB and its affiliates intend to launch a voluntary general offer through a special purpose vehicle for all the ordinary shares of the Company. UTSB has indicated that, barring unforeseen circumstances, the notice of takeover offer will be served on the Company on or before 3 May 2007.

Exemption File No.
082-34780

General Announcement
Reference No MC-070503-57472

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**03/05/2007**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS" OR "COMPANY") RECEIPT OF NOTICE OF CONDITIONAL TAKE-OVER OFFER FROM CIMB INVESTMENT BANK BERHAD (FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD) ("CIMB") ON BEHALF OF BINARIANG GSM SDN BHD ("BINARIANG" OR "OFFEROR")**

Contents :

The Board of Directors of Maxis ("**Board**") hereby announces that the Company has on 3 May 2007 received a Notice of Conditional Take-Over Offer ("**Offer**") from CIMB on behalf of the Offeror to acquire all voting shares in Maxis ("**Offer Shares**").

The Offer Shares shall comprise the existing 2,531,696,000 issued and paid-up ordinary shares of RM 0.10 each in Maxis **("Maxis Shares")** as at 20 April 2007 and any new Maxis Shares that may be issued by Maxis arising from the exercise, before the close of the take-over offer, of the options granted by Maxis to its employees under its employees share option scheme ("**ESOS**").

The Offer is subject to the following:-
(a) Offeror receiving valid acceptances (on or before the close of the Offer) which would result in Offeror holding in aggregate, together with such Maxis Shares that are already acquired, held or entitled to be acquired or held by the Offeror, if any, more than 50% of the Maxis Shares; and
(b) approval of the Securities Commission (under the Guideline on Acquisition of Interests, Mergers and Take-Overs by Local and Foreign Interests issued by the Foreign Investment Committee) for the acquisition of the Offer Shares by Binariang under the Offer.

The Board noted that the Offeror has obtained irrevocable undertakings to accept the Offer from persons acting in concert with the Offeror who currently hold 59.53% of the Offer Shares.

The Board does not intend to seek an alternative person to make a take-over offer for the Offer Shares.

In accordance with the Malaysian Code on Take-overs and Mergers 1998, the Board, subject to the approval of the Securities Commission in accordance with Part IV Section 15(8) of the Code, has appointed RHB Investment Bank Berhad *(formerly known as RHB Sakura Merchant Bankers Berhad)* as the Independent Adviser to advise the Independent Directors and holders of Offer Shares on the reasonableness of the Offer. The Independent Directors will inform holders of the Offer Shares of their recommendation on the Offer within 10 days from the posting of the offer document.

The Notice will be posted to the shareholders of Maxis within seven (7) days of its receipt and a copy is enclosed herewith. A copy of this announcement will also be released to the press.

This announcement is dated 3 May 2007.

Exemption File No.
082-34780

Notice.pdf

Exemption File No.
082-34780

CIMB

3 May 2007

By hand

The Board of Directors
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur.

Dear Sirs

NOTICE OF CONDITIONAL TAKE-OVER OFFER ("NOTICE")

1. INTRODUCTION

1.1 On behalf of Binariang GSM Sdn Bhd (**"Binariang"** or **"Offeror"**), we, CIMB Investment Bank Berhad *(formerly known as Commerce International Merchant Bankers Berhad)*, wish to inform you of the Offeror's intention to undertake a conditional take-over offer (**"Offer"**) to acquire all voting shares in Maxis Communications Berhad (**"Maxis"**) (**"Offer Shares"**).

The Offer Shares shall comprise the existing 2,531,696,000 issued and paid-up ordinary shares of RM0.10 each in Maxis (**"Maxis Shares"**) as at 20 April 2007 and any new Maxis Shares that may be issued by Maxis arising from the exercise, before the close of the Offer, of the options granted by Maxis to its employees under its employees share option scheme (**"ESOS"**).

1.2 The consideration for the Offer, to be satisfied in cash, is RM15.60 for each Offer Share.

1.3 On 2 May 2007, the Offeror obtained irrevocable undertakings from each of the following persons acting in concert (in accordance with Section 33 of the Securities Commission Act, 1993 (**"SCA"**)) with Binariang (**"PAC"**) to accept the Offer in respect of all their respective shareholdings in Maxis as follows:

Name	**No. of Maxis Shares held**	**Percentage of issued and paid-up share capital of Maxis***
Wilayah Resources Sdn Bhd	133,901,584	5.29
Tegas Puri Sdn Bhd	167,378,718	6.61
Besitang Barat Sdn Bhd	133,901,583	5.29
Besitang Selatan Sdn Bhd	117,164,175	4.63
Wangi Terang Sdn Bhd	59,732,025	2.36
Ria Utama Sdn Bhd	83,689,359	3.31
Tetap Emas Sdn Bhd	83,689,359	3.31
Maxis Holdings Sdn Bhd	397,849,171	15.71
Mujur Anggun Sdn Bhd	50,214,543	1.98
Cabaran Mujur Sdn Bhd	61,665,722	2.43
Anak Samudra Sdn Bhd	43,689,359	1.73
Dumai Maju Sdn Bhd	43,689,359	1.73
Nusantara Makmur Sdn Bhd	74,514,359	2.94
Tegas Sari Sdn Bhd	35,148,789	1.39
Usaha Kenanga Sdn Bhd	20,853,534	0.82
	1,507,081,639	**59.53**

Note:

* *Based on issued and paid-up share capital of Maxis as at 20 April 2007 of 2,531,696,000 Maxis Shares.*

1.4 The Offer is subject to the following:

(a) Offeror receiving valid acceptances (on or before the close of the Offer) which would result in Offeror holding in aggregate, together with such Maxis Shares that are already acquired, held or entitled to be acquired or held by Offeror, if any, more than 50% of the voting shares of Maxis; and

(b) approval of the Securities Commission ("**SC**") (under the Guideline on Acquisition of Interests, Mergers and Take-Overs by Local and Foreign Interests issued by the Foreign Investment Committee) for the acquisition of the Offer Shares by Binariang under the Offer.

2. THE OFFER

2.1 On behalf of the Offeror, we serve this Notice to you for the Offer. The Offeror or Binariang was incorporated in Malaysia under the Companies Act, 1965 on 15 May 1993 as a private limited company under its present name. Binariang is currently dormant and its current intended principal activity is investment holding. The interests of shareholders in ordinary shares of Binariang as at 3 May 2007 are as follows:

Name	**% shareholdings as at 3 May 2007**
Maxis Holdings Sdn Bhd	100.00*
Global Multimedia Technologies (BVI) Ltd	100.00*
East Asia Telecommunications Ltd	100.00*
Worldwide Communications Technologies Ltd	100.00*
Eridanes International N.V.	100.00*
Usaha Tegas Equity Sdn Bhd	100.00*
Usaha Tegas Sdn Bhd	100.00*
Ananda Krishnan Tatparanandam	100.00*
Shield Estate N.V.	100.00#

Notes:

* *Deemed interested pursuant to Section 6A of the Companies Act, 1965.*

\# *Direct interest.*

2.2 Employees of Maxis and its subsidiaries who hold ESOS options are entitled to accept the Offer if they exercise their vested and exercisable ESOS options before the close of the Offer.

2.3 To accept the Offer, holders of the Offer Shares ("**Holders**") will have to refer to the procedures for acceptances which will be detailed in a document outlining the Offer together with the accompanying Form of Acceptance and Transfer ("**Offer Document**") to be posted to them in due course. The Offer will be made to each Holder for all their Offer Shares.

3. TERMS AND CONDITIONS OF THE OFFER

The principal terms and conditions of the Offer, unless otherwise directed or permitted to be varied by the SC, will be as follows:

3.1 Consideration

The Offeror will pay a cash consideration of RM15.60 for each Offer Share to Holders who accept the Offer.

Notwithstanding the provision in Section 3.3 below, if Maxis declares any dividend and/or other distributions before the close of the Offer which the Offeror is not entitled to retain, the Offeror will reduce the cash consideration for each Offer Share by the quantum of net dividend and/or other distributions which the Holder of such Offer Share is entitled to.

Holders may accept the Offer in respect of all or part of their Offer Shares. The Offeror will not pay fractions of a sen. The entitlement of the accepting Holder to the cash payment will be rounded down to the nearest whole sen.

3.2 Date of Offer

The Offer will be made in conjunction with the posting of the Offer Document which will not be later than 21 days from the date of this Notice or any extended time period as may be approved or directed by the SC. We, on behalf of the Offeror, will make an application to the SC for the extension of time to despatch the Offer Document if the Offeror defers the posting of the Offer Document beyond the requisite 21 days.

Subject to Section 3.9(a), the Offeror will post the Offer Document to the Holders whose names appear on Maxis's Record of Depositors as at the latest practicable date before the posting of the Offer Document.

3.3 Warranties

The Offeror will acquire the Offer Shares based on the acceptance by a Holder in accordance with the Offer Document. Such acceptance will be deemed to constitute a warranty by the Holder that the Offer Shares, to which the acceptance relates to, are sold:

(a) free from all claims, charges, liens, encumbrances, options, rights of pre-emption, third party rights and equities; and

(b) with all rights and entitlements attached including the right to all dividends and/or distributions declared, paid or made after the date of the Offer Document.

3.4 Duration of the Offer

(a) The Offer will remain open for acceptances until 5.00 p.m. (Malaysian time) for at least 21 days after the date of posting of the Offer Document ("**Posting Date**") or such later date(s) as we may announce on behalf of the Offeror, unless the Offeror withdraws the Offer with the SC's written approval and every person is released from any obligation incurred under the Offer.

(b) If the Offer is revised after the Posting Date, it will remain open for acceptances for at least 14 days from the date of posting of the written notification of the revision to the Holders. Where the terms are revised, the revised benefits of the Offer will be made available to the Holders who have previously accepted the Offer.

The Offer may not be revised after the 46th day from the Posting Date.

(c) Where the Offer has become or is declared unconditional as to the acceptances of the Offer on any day **BEFORE** the 46th day from the Posting Date, the Offer will remain open for acceptances for not less than 14 days from the date on which the Offer becomes or is declared unconditional which shall, in any event, be no later than the 60th day from the Posting Date.

(d) Where the Offer has become or is declared unconditional as to the acceptances of the Offer on any day **AFTER** the 46th day from the Posting Date, the Offer will remain open for acceptances for not less than 14 days from the date on which the Offer becomes or is declared unconditional which shall, in any event, be no later than the 74th day from the Posting Date.

(e) Where a competing take-over offer is made anytime between the Posting Date and the closing date of the Offer, the Posting Date shall be deemed to be the date the competing offer document was posted.

(f) Without prejudice to Sections 3.4 (c) and (d), the Offeror shall give not less than 14 days notice in writing to the Holders before closing the Offer. Subject to the SC's approval, the said requirement shall not apply where the Offer has become unconditional as to the acceptances of the Offer before an expiry date and the Offer Document clearly states that the Offer will be closed on a specific date.

(g) The Offeror shall not give a written notice under Section 3.4(f) where a competing take-over offer has been announced, unless the competing take-over offer has reached its conclusion or the holder(s) of 50% or more of the voting shares of Maxis have irrevocably rejected the competing take-over offer in favour of the Offer.

(h) If there is any announcement of an extension of the Offer, the next expiry date of the Offer will be stated.

3.5 Rights of withdrawal by an accepting Holder

(a) All acceptances of the Offer by a Holder shall be irrevocable. However, the Holder is entitled to withdraw his acceptance in the following circumstances:

(i) if the Offeror fails to comply with any of the requirements set out in Section 3.8(a) by the close of trading on the market day after the day on which the Offer is closed, becomes or is declared unconditional as to acceptances, revised or extended ("**Relevant Day**"), any Holder who has accepted the Offer is entitled to withdraw his acceptance immediately after the Relevant Day; or

(ii) if the Offer is extended, any Holder who has accepted the Offer is entitled to withdraw his acceptance 21 days after the first closing date unless the Offer has become or is declared unconditional as to acceptances.

(b) Notwithstanding Section 3.5(a), the SC may terminate the above right of withdrawal of an acceptance if:

(i) the Offeror has complied with the requirements of Section 3.8(a) within 8 days from the Relevant Day where the expiry of the 8-day period from the Relevant Day shall not fall after the 60th day from the Posting Date; and

(ii) the Offeror has confirmed in a statement by way of press notice that the Offer is still unconditional as to acceptances.

However, the right of any person who has already withdrawn his acceptance under Section 3.5(a) shall not be prejudiced by the termination of such right of withdrawal by the SC.

3.6 Withdrawal of Offer by the Offeror

The Offeror can only withdraw the Offer with the prior written approval of the SC.

3.7 Method of settlement

Other than the Offeror's right to reduce the cash consideration for the Offer Shares as set out in Section 3.1, the Offeror will settle the consideration in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counter claim or other analogous rights to which the Offeror may be entitled against the accepting Holder. This, however, is without prejudice to the Offeror's rights to make any claim against the accepting Holder after such full settlement in respect of a breach of the warranty as set out in Section 3.3.

The settlement for the Offer Shares will be effected via remittance in the form of:

(a) cheque;

(b) banker's draft; and/or

(c) cashier's order,

which will be despatched by ordinary mail to the accepting Holders (or their designated agents, as they may direct) at their own risk.

Where acceptances are received during the period when the Offer is still conditional, ,the Offeror will post the consideration for the Offer Shares within 21 days from the date the Offer becomes or is declared unconditional. Where acceptances are received during the period where the Offer has become or is declared unconditional, the Offeror will post the consideration within 21 days from the date of receipt of acceptances. This is provided that all such acceptances are deemed by the Offeror to be complete and valid in all respects in accordance with the terms and conditions in the Offer Document.

3.8 Announcement of acceptances

(a) The Offeror shall inform the SC and Bursa Malaysia Securities Berhad ("**Bursa Securities**") and announce by way of press notice before trading commences on Bursa Securities on the Relevant Day the following information:

   (i) the position of the Offer, that is, as to whether the Offer is closed, becomes or is declared unconditional, revised or extended; and

   (ii) the total number of Offer Shares (together with the percentage of the issued and paid-up share capital of Maxis represented by such shares);

      (aa) for which acceptances of the Offer have been received after the Posting Date;

      (bb) held by the Offeror and its PACs as at the Posting Date; and

      (cc) acquired or agreed to be acquired by the Offeror and its PACs during the period commencing from the date of this Notice to the closing date of the Offer.

(b) In computing the acceptances of Offer Shares for announcement purposes, the Offeror may include or exclude acceptances which are not in order in all respects or which are subject to verification.

(c) References to the making of an announcement or the giving of notice by the Offeror include the following:

   (i) release of an announcement by us or the Offeror's advertising agent(s) to the press; and

   (ii) the delivery of or transmission by telex, facsimile or Bursa Securities' electronic document management system of an announcement to Bursa Securities.

(d) Any announcement made by the Offeror to any other party shall be notified simultaneously to Bursa Securities.

3.9 General

(a) All communications, notices, documents and payments to be delivered or sent to the Holders or their designated agents will be sent by ordinary mail to the Holders' registered Malaysian address last maintained with Bursa Malaysia Depository Sdn Bhd at their own risk.

We/the Offeror presume(s) that the delivery of the communication, notice, document or payment is effected by properly addressing, prepaying and posting by ordinary mail the communication, notice, document or payment and presumes it has been effected at the time when the document would have been delivered in the ordinary course of the mail.

(b) The Offer and all acceptances received under the Offer will be construed under and governed by Malaysian law. The Offeror and the Holders shall submit to the exclusive jurisdiction of the courts of Malaysia.

(c) Holders may accept the Offer made to them in respect of all or part of their Offer Shares.

(d) The Form of Acceptance and Transfer accompanying the Offer Document will contain the following:

(i) provisions for the acceptance of the Offer and the transfer of the Offer Shares to the Offeror or its appointed nominees;

(ii) instructions to complete the Form of Acceptance and Transfer; and

(iii) other matters incidental to the acceptance of the Offer and the transfer of the Offer Shares to the Offeror.

No acknowledgement of the receipt of the Form of Acceptance and Transfer will be issued.

(e) All costs and expenses incidental to the preparation and posting of the Offer Document (other than professional fees and other costs relating to the Offer incurred by Maxis) will be borne by the Offeror. Malaysian stamp duty and Malaysian transfer fees, if any, resulting from acceptances of the Offer will also be borne by the Offeror. For the avoidance of doubt, the payment of any transfer fees, taxes, duties, costs, expenses or other requisite payments due in a jurisdiction outside Malaysia or the payment of any levy for the repatriation of capital or income tax shall not be borne by the Offeror.

(f) Accidental omission to post the Offer Document to any Holder shall not invalidate the Offer in any way.

4. LISTING STATUS OF MAXIS / COMPULSORY ACQUISITION

4.1 Listing Status of Maxis

(a) Paragraph 8.15 of the Listing Requirements of Bursa Securities sets out the requirements in relation to the public shareholding spread of listed companies:

(i) A listed issuer must ensure that at least 25% of its total listed shares are in the hands of a minimum of 1,000 public shareholders holding not less than 100 shares each. Bursa Securities may accept a percentage lower than 25% of the total number of listed shares if it is satisfied that such lower percentage is sufficient for a liquid market in such shares;

(ii) A listed issuer must inform Bursa Securities immediately if it becomes aware that it does not comply with the required shareholding spread referred to in paragraph (i);

(iii) A listed issuer which fails to maintain the required shareholding spread referred to in paragraph (i) may request for an extension of time to rectify the situation. Where no extension of time is granted by Bursa Securities, Bursa Securities may suspend trading in the securities of the listed issuer and/or de-list the listed issuer; and

(iv) In relation to a take-over offer for the acquisition of the listed shares of a listed issuer pursuant to the Code, upon 90% or more of the listed shares of the listed issuer being held by a shareholder, either singly or jointly with associates of the said shareholder, an immediate announcement must be made by the listed issuer. Upon such announcement, all the securities of the listed issuer may be suspended from trading and/or removed from the Official List of Bursa Securities, unless the offeror has provided in the offer document, its intention to maintain the listing status of the listed issuer and not to invoke the provisions under Section 34 of the SCA, together with detailed plans, the complete implementation of which would result in full compliance by the listed issuer with all the provisions of the Listing Requirements.

(b) **The Offeror does not intend to maintain the listing status of Maxis** in the event Maxis does not comply with the shareholding spread requirement of Bursa Securities as a result of acceptances received under the Offer. In this case, Binariang will procure Maxis to apply to Bursa Securities, if necessary, for withdrawal of its listing from the Official List of Bursa Securities in accordance with the Listing Requirements of Bursa Securities.

4.2 Compulsory Acquisition

(a) Section 34 of the SCA provides that where a take-over offer by an offeror to acquire all the shares in an offeree has, within 4 months after the making of the take-over offer, been accepted by the holders of not less than nine-tenths in the nominal value of those shares (other than shares already held at the date of the take-over offer by the offeror or by a nominee for or a related corporation of the offeror), the offeror may, at any time within 2 months after the take-over offer has been so accepted, give notice to any dissenting shareholder that it desires to acquire his shares, subject to the offeror complying with Section 34 of the SCA.

(b) If the Offeror receives the sufficient level of acceptances as highlighted above, **the Offeror intends to invoke Section 34 of the SCA** to compulsorily acquire any outstanding Offer Shares for which acceptances have not been received.

5. FINANCIAL RESOURCES

The Offeror confirms that the Offer would not fail due to insufficient financial capability and that every Holder who wishes to accept the Offer will be paid in full by cash.

We, as the financial adviser, are reasonably satisfied that there are sufficient resources available to the Offeror such that the Offeror would be able to carry out the Offer in full by cash.

6. DISCLOSURE OF INTERESTS IN MAXIS

In accordance with Sections 12(4)(c) and (d) of the Code, the Offeror hereby discloses the following:

(a) As at 3 May 2007, the Offeror does not hold, direct and/or indirect, voting shares in Maxis whilst the voting shares in Maxis held, direct and/or indirect, by the PACs are as follows:

	Direct		Indirect	
	No. of Maxis Shares held	**%***	**No. of Maxis Shares held**	**%***
Wilayah Resources Sdn Bhd	133,901,584	5.29	-	-
Tegas Puri Sdn Bhd	167,378,718	6.61	-	-
Besitang Barat Sdn Bhd	133,901,583	5.29	-	-
Besitang Selatan Sdn Bhd	117,164,175	4.63	-	-
Wilayah Bintang Sdn Bhd	-	-	133,901,584 [1]	5.29
Tegas Mahsuri Sdn Bhd	-	-	167,378,718 [2]	6.61
Besitang (M) Sdn Bhd	-	-	133,901,583 [3]	5.29
Besitang Utara Sdn Bhd	-	-	117,164,175 [4]	4.63
Usaha Tegas Equity Sdn Bhd (**"UTESB"**)	-	-	552,346,060 [5]	21.82
Usaha Tegas Sdn Bhd (**"UTSB"**)	-	-	552,346,060 [6]	21.82
Tetap Emas Sdn Bhd (**"TESB"**)	83,689,359	3.31	-	-
Ria Utama Sdn Bhd (**"RUSB"**)	83,689,359	3.31	-	-
Pacific Fortune Sdn Bhd (**"PFSB"**)	-	-	167,378,718 [7]	6.61
MAI Holdings Sdn Bhd (**"MAIH"**)	-	-	167,378,718 [8]	6.61
Wangi Terang Sdn Bhd (**"WTSB"**)	59,732,025	2.36	-	-
Terang Equity Sdn Bhd (**"Terang Equity"**)	-	-	59,732,025 [9]	2.36
MAI Sdn Berhad (**"MAI"**)	-	-	59,732,025 [10]	2.36
Maxis Holdings Sdn Bhd (**"MHSB"**)	397,849,171	15.71	-	-
East Asia Telecommunications Ltd (**"EAT"**)	-	-	397,849,171 [11]	15.71
Global Multimedia Technologies (BVI) Ltd (**"GMT"**)	-	-	397,849,171 [11]	15.71
Worldwide Communications Technologies Ltd (**"WCT"**)	-	-	397,849,171 [11]	15.71

	<------------ Direct ------------>		<------------ Indirect ------------>	
	No. of Maxis Shares held	%*	No. of Maxis Shares held	%*
Eridanes International N.V. ("EINV")	-	-	397,849,171 [12]	15.71
Ananda Krishnan Tatparanandam ("TAK")	-	-	1,177,305,974 [13]	46.50
Cabaran Mujur Sdn Bhd ("CMSB")	61,665,722	2.43	-	-
Mujur Anggun Sdn Bhd ("MASB")	50,214,543	1.98	61,665,722 [14]	2.43
Anak Samudra Sdn Bhd ("ASSB")	43,689,359	1.73	-	-
Dumai Maju Sdn Bhd ("DMSB")	43,689,359	1.73	-	-
Nusantara Makmur Sdn Bhd ("NMSB")	74,514,359	2.94	-	-
Tegas Sari Sdn Bhd ("TSSB")	35,148,789	1.39	-	-
Usaha Kenanga Sdn Bhd ("UKSB")	20,853,534	0.82	35,148,789 [15]	1.39
Shield Estate N.V. [16]	-	-	-	-

Notes:

* *Based on issued and paid-up share capital of Maxis as at 20 April 2007 of 2,531,696,000 Maxis Shares*

1 *Wilayah Bintang Sdn Bhd is deemed to have an interest in all of the Maxis Shares in which Wilayah Resources Sdn Bhd has an interest, by virtue of its direct equity interest in Wilayah Resources Sdn Bhd*

2 *Tegas Mahsuri Sdn Bhd is deemed to have an interest in all of the Maxis Shares in which Tegas Puri Sdn Bhd has an interest, by virtue of its direct equity interest in Tegas Puri Sdn Bhd.*

3 *Besitang (M) Sdn Bhd is deemed to have an interest in all of the Maxis Shares in which Besitang Barat Sdn Bhd has an interest, by virtue of its direct equity interest in Besitang Barat Sdn Bhd*

4. *Besitang Utara Sdn Bhd is deemed to have an interest in all of the Maxis Shares in which Besitang Selatan Sdn Bhd has an interest, by virtue of its direct interest in Besitang Selatan Sdn Bhd.*

5. *UTESB's deemed interest arises by virtue of its direct equity interests in Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd which are the respective holding companies of Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively, "**UT Subsidiaries**"). The UT Subsidiaries hold in aggregate 21.82% direct equity interest in Maxis. See Notes (1) to (4) above.*

UTESB is deemed to have an interest in all of the Maxis Shares in which the UT Subsidiaries have an interest, by virtue of UTESB's deemed interest in the UT Subsidiaries.

6. *UTSB is deemed to have an interest in all of the Maxis Shares in which UTESB has an interest, by virtue of UTSB being entitled to exercise 100% of the votes attached to the voting shares of UTESB. See Note (5) above.*

7. *PFSB's deemed interest in the Maxis Shares arises by virtue of its direct equity interest of 100% in each of RUSB and TESB respectively (collectively, "**PFSB Subsidiaries**") The PFSB Subsidiaries hold in aggregate a 6.61% direct equity interest in Maxis.*

8. *MAIH is deemed to have an interest in all of the Maxis Shares in which PFSB has an interest, by virtue of MAIH's direct equity interest of 100% in PFSB. See Note (7) above*

9 *Terang Equity is deemed to have an interest in all of the Maxis Shares in which WTSB has an interest, by virtue of its direct equity interest in WTSB*

10. *MAI is deemed to have an interest in all of the Maxis Shares in which Terang Equity has an interest, by virtue of its direct equity interest in Terang Equity which in turn has a direct equity interest in WTSB.*

11 *Deemed to have an interest by virtue of its direct equity interest in Maxis Holdings Sdn Bhd ("MHSB").*

12 Deemed to have an interest in the Maxis Shares held by MHSB by virtue of EINV being entitled to exercise 100% of the votes attached to the voting shares in each of EAT, GMT and WCT

13 TAK is deemed to have an interest by virtue of:

(i) his controlling interest in MAI, the immediate holding company of Terang Equity which in turn has a direct equity interest of 100% in WTSB. WTSB holds 2 36% direct equity interest in Maxis;

(ii) his controlling interest in MAIH, the immediate holding company of PFSB which in turn has a direct equity interest of 100% each in RUSB and TESB respectively See Note (8) above;

(iii) UTSB being entitled to exercise 100% of the votes attached to the voting shares of UTESB. See Note (5) above

Pacific States Investment Limited ("PSIL") is deemed to have an interest in all of the Maxis Shares in which UTSB has an interest, by virtue of PSIL being entitled to exercise 99.999% of the votes attached to the voting shares of UTSB

The shares in PSIL are held by Excorp Holdings N.V. which is in turn held by PanOcean Management Limited ("PanOcean"). PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations including those for charitable purposes Although TAK is deemed to have an interest in the Maxis Shares, he does not have any economic or beneficial interest in the Maxis Shares as such interest is held subject to the terms of the discretionary trust; and

(iv) his controlling interest in EINV, the immediate holding company of EAT, GMT and WCT which in turn collectively hold shares in MHSB See Note (12) above

14 Deemed interest by virtue of its direct equity interest in Cabaran Mujur Sdn Bhd ("CMSB")

15 Deemed interest by virtue of its direct equity interest in Citra Cekal Sdn Bhd ("CCSB"), the immediate holding company of TSSB.

16. Shield Estate N.V. is the holding company of Binariang and as at the date hereof, does not have any Maxis Shares

(b) Except as disclosed in Section 1.3 above, the Offeror confirms that as at 3 May 2007, there is no person who has irrevocably committed himself/herself/itself to accept or not to accept the Offer for his/her/its Offer Shares;

(c) As at 3 May 2007, the Offeror and its PACs do not have any option to acquire additional Maxis Shares; and

(d) As at 3 May 2007, there is no existing or proposed agreement, arrangement or understanding in relation to the Offer Shares between the Offeror or its PACs and any other Holder.

7. DIRECTORS' RESPONSIBILITY STATEMENT

The Board of Directors of the Offeror has seen this Notice and has approved the issue of this Notice. They collectively and individually accept full responsibility for the accuracy of the information given and confirm that, after making all reasonable enquiries and to the best of their knowledge and belief, there are no false or misleading statements or other material facts, the omission of which would make any statement in this Notice false or misleading.

8. **PUBLIC RELEASE**

In accordance with the provisions of the Code, copies of this Notice will be released to the press and forwarded to the SC and Bursa Securities for public release.

We would be grateful if you would acknowledge receipt by signing and returning to us the duplicate of this Notice.

Yours faithfully
for CIMB INVESTMENT BANK BERHAD

Ong Liang Heng
Director/Head
Corporate Finance

Eric Cheong
Director
Corporate Finance

Exemption File No.
082-34780

TO: **CIMB INVESTMENT BANK BERHAD (FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD) ("CIMB")**

We, Maxis Communications Berhad, hereby acknowledge receipt of this Notice of Take-Over Offer by Binariang GSM Sdn Bhd through CIMB dated 3 May 2007.

On behalf of the Board of Directors of Maxis Communications Berhad	:	[signature]
Name	:	DIPAK KAUR
Designation	:	Company Secretary
Date	:	RECEIVED 03 MAY 2007 Company Secretarial Department

Exemption File No. 082-34789

General Announcement
Reference No **MM-070504-68473**

Submitting Merchant Bank	:	**RHB INVESTMENT BANK BERHAD**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**04/05/2007**

Type	:	**Announcement**
Subject	:	**Maxis Communications Berhad ("Maxis" or the "Company")** **(i) Proposed renewal of the existing shareholders' mandate for recurrent related party transactions of a revenue or trading nature and the proposed shareholders' mandate for additional categories of recurrent related party transactions of a revenue or trading nature;** **(ii) Proposed offer and grant of options to Dato' Jamaludin bin Ibrahim, the Group Chief Executive Officer and the Executive Director; and** **(iii) Proposed offer and grant of options to Mr Sandip Das, the Chief Executive Officer and the Executive Director; and** **(iv) Proposed amendments to the Articles of Association of the Company** **(collectively referred to as the "Proposals")**

Contents :

Quote

Maxis wishes to announce that the Proposals will be tabled for the approval of shareholders at the extraordinary general meeting to be convened. A circular to shareholders detailing the Proposals will be despatched to shareholders in due course.

This announcement is dated 4 May 2007.

Unquote

General Announcement
Reference No **MC-070504-56592**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**06/05/2007**

Type : **Announcement**
Subject : **MAXIS COMMUNICATIONS BERHAD**
TWENTIETH (20TH) ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING

Contents :

Maxis Communications Berhad ("Maxis" or " the Company") is pleased to advise that the Twentieth (20th) Annual General Meeting and Extraordinary General Meeting of the Company will be held on Tuesday, 29 May 2007 at 2.30 p.m. and 4.00 p.m respectively at:-

Sapphire Room, Level 1
Mandarin Oriental, Kuala Lumpur
Kuala Lumpur City Centre
50088 Kuala Lumpur
Malaysia.

The notices of the said meetings are attached.

AGM 07.05.07.pdf EGM 07.05.07.pdf

Exemption File No.
032-34780

MAXIS COMMUNICATIONS BERHAD

(158400 V)
(Incorporated in Malaysia)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Twentieth (20th) Annual General Meeting of MAXIS COMMUNICATIONS BERHAD ("the Company") will be held on Tuesday, 29 May 2007 at 2.30 p.m. at Sapphire Room, Level 1, Mandarin Oriental, Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia for the following purposes:

Agenda

1	To consider the Directors' Report and the Financial Statements for the financial year ended 31 December 2006 and the Auditors' Report thereon. **Please refer to Note A.**	
2	To declare a final gross dividend of 30.14 sen per ordinary share less Malaysian Income Tax at 27% for the financial year ended 31 December 2006.	**Resolution 1**
3	To re-elect the following Directors who retire by rotation pursuant to Article 114 of the Company's Articles of Association:	
	(i) Y. Bhg. Tan Sri Dato' Megat Zaharuddin Bin Megat Mohd Nor	**Resolution 2**
	(ii) Encik Chan Chee Beng	**Resolution 3**
4	To re-elect the following Directors who retire pursuant to Article 121 of the Company's Articles of Association:	
	(i) Mr. Robert William Boyle	**Resolution 4**
	(ii) Mr. Sandip Das	**Resolution 5**
5	To re-appoint Messrs. PricewaterhouseCoopers as Auditors of the Company and to authorise the Directors to fix their remuneration.	**Resolution 6**

AS SPECIAL BUSINESS:
To consider and if thought fit, to pass the following Ordinary Resolution:-

6	**Authority to issue shares pursuant to Section 132D of the Companies Act, 1965** **Please refer to Note B** "THAT pursuant to Section 132D of the Companies Act, 1965, the Directors be and are hereby authorised to issue shares in the Company at any time until the conclusion of the next Annual General Meeting and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares to be issued does not exceed ten per cent (10%) of the issued share capital of the Company for the time being, subject always to the approval of all the relevant regulatory bodies, if required, being obtained for such allotment and issue."	**Resolution 7**

NOTICE OF DIVIDEND PAYMENT

NOTICE IS HEREBY GIVEN THAT subject to the approval of the shareholders at the Twentieth (20th) Annual General Meeting to be held on Tuesday, 29 May 2007, a final gross dividend of 30.14 sen per ordinary share less Malaysian Income Tax at 27% for the financial year ended 31 December 2006 will be paid on 20 June 2007 to Depositors registered in the Record of Depositors at the close of business on 31 May 2007.

A Depositor shall qualify for entitlement to the dividend only in respect of:

(a) shares transferred to such Depositor's securities account before 4.00 p.m. on 31 May 2007 in respect of transfers; and

(b) shares bought on Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of Bursa Malaysia Securities Berhad.

BY ORDER OF THE BOARD

DIPAK KAUR
LS 5204
Company Secretary

7 May 2007
Kuala Lumpur

NOTES:

A. This Agenda item is meant for discussion only as the provisions of Section 169(1) of the Companies Act, 1965 and the Company's Articles of Association do not require a formal approval of the shareholders and hence, is not put forward for voting.

B. The Company has on 3 May 2007 received a Notice of Take-Over Offer (**"Notice"**) from CIMB Investment Bank Berhad *(formerly known as Commerce International Merchant Bankers Berhad)* ("CIMB") on behalf of Binariang GSM Sdn Bhd to acquire all voting shares in the Company (**"Offer Shares"**). Full details of the offer are set out in the Notice that will be posted to the shareholders of the Company on or before 9 May 2007.

The Offer Shares shall comprise the existing 2,531,696,000 issued and paid-up ordinary shares of RM0.10 each in the Company (**"Shares"**) as at 20 April 2007 and any new Shares that may be issued by the Company arising from the exercise, before the close of the take-over offer, of the options granted by the Company to its employees under the Company's Employee Share Option Scheme.

Proxy

1. A member of the Company entitled to attend and vote at this meeting is entitled to appoint one or more proxies to attend and vote for him/her provided that the number of proxies appointed shall not be more than two except in the circumstances set out in note 4. A proxy need not be a member of the Company.
2. The instrument appointing a proxy shall:
   i) in the case of an individual, be signed by the appointor or by his/her attorney; and
   ii) in the case of a corporation, be either under its common seal or signed by its attorney or by an officer on behalf of the corporation.
3. Where a member appoints more than one proxy the appointment shall be invalid unless he/she specifies the proportions of his/her holdings to be represented by each proxy.
4. Where a member of the Company is an authorised nominee, it may appoint at least one proxy in respect of each securities account it holds to which ordinary shares in the Company are credited. Each appointment of proxy by an authorised nominee shall be by a separate instrument of proxy which shall specify the securities account number and the name of the beneficial owner for whom the authorised nominee is acting.
5. The instrument appointing a proxy must be deposited at the registered office of the Company at Level 18, Menara Maxis, Kuala Lumpur City Centre, off Jalan Ampang, 50088 Kuala Lumpur, Malaysia, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting or in the case of a poll, not less than 24 hours, before the time appointed for the taking of the poll; otherwise the instrument of proxy shall not be treated as valid and the person so named shall not be entitled to vote in respect thereof. Fax copies of the duly executed form of proxy are not accepted.
6. A proxy may vote on a show of hands and on a poll. If the form of proxy is returned without an indication as to how the proxy shall vote on any particular matter the proxy may exercise his discretion as to whether to vote on such matter and if so, how.
7. The lodging of a form of proxy does not preclude a member from attending and voting in person at the meeting should the member subsequently decide to do so.

Toll Free Line

A toll free line has been set-up to attend to all queries from shareholders pertaining to the Form of Proxy and all other matters relating to the Twentieth (20th) Annual General Meeting. The toll free number is **1800 828 001** and will be valid from 7 May 2007 till 1 June 2007.

EXPLANATORY NOTE ON SPECIAL BUSINESS:

Resolution pursuant to Section 132D of the Companies Act, 1965 (Resolution 7)
This Ordinary Resolution, if passed, is to give the Directors of the Company flexibility to issue and allot shares for such purposes as the Directors in their absolute discretion consider to be in the interest of the Company, without having to convene a general meeting subject to the limitation that the aggregate number of shares to be issued do not exceed ten per cent (10%) of the issued share capital of the Company for the time being. This authority will expire at the next Annual General Meeting of the Company or the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

maxis.

www.maxis.com.my

MAXIS COMMUNICATIONS BERHAD

(Company No: 158400-V)
(Incorporated in Malaysia)

Exemption File No.
082-34780

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Maxis Communications Berhad ("Maxis" or "the Company") will be held at Sapphire Room, Level 1, Mandarin Oriental, Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur on Tuesday, 29 May 2007 at 4.00 p.m. or at any adjournment thereof for the purpose of considering and, if thought fit, passing with or without modifications the following resolutions:

ORDINARY RESOLUTION 1

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with ASTRO ALL ASIA NETWORKS plc and/or its affiliates, including but not limited to Multimedia Interactive Technologies Sdn Bhd, MEASAT Broadcast Network Systems Sdn Bhd and Airtime Management and Programming Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with ASTRO ALL ASIA NETWORKS plc and/or its affiliates, including but not limited to Multimedia Interactive Technologies Sdn Bhd, MEASAT Broadcast Network Systems Sdn Bhd and Airtime Management and Programming Sdn Bhd as specified in Appendix I of the Company's Circular to Shareholders dated 7 May 2007, provided that such transactions are necessary for the day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which the next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(c) this resolution is revoked or varied by resolution passed by shareholders in general meeting

whichever is the earliest.

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 2

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Tanjong Public Limited Company and/or its affiliates, including but not limited to TGV Cinemas Sdn Bhd, Tanjong City Centre Property Management Sdn Bhd and Pan Malaysian Pool Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Tanjong Public Limited Company and/or its affiliates, including but not limited to TGV Cinemas Sdn Bhd, Tanjong City Centre Property Management Sdn Bhd and Pan Malaysian Pool Sdn Bhd as specified in Appendix I of the Company's Circular to Shareholders dated 7 May 2007, provided that such transactions are necessary for the day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which the next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(c) this resolution is revoked or varied by resolution passed by shareholders in general meeting

whichever is the earliest.

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 3

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with MEASAT Global Berhad and/or its affiliates, including but not limited to MEASAT Satellite Systems Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with MEASAT Global Berhad and/or its affiliates, including but not limited to MEASAT Satellite Systems Sdn Bhd as specified in Appendix I of the Company's Circular to Shareholders dated 7 May 2007, provided that such transactions are necessary for the day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until;

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which the next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(c) this resolution is revoked or varied by resolution passed by shareholders in general meeting

whichever is the earliest.

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 4

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Usaha Tegas Sdn Bhd and/or its affiliates, including but not limited to SRG Asia Pacific Sdn Bhd, UT Hospitality Services Sdn Bhd, UT Projects Sdn Bhd, UTSB Management Sdn Bhd and/or its affiliates, Bumi Armada Berhad and/or its affiliates and Communications and Satellite Services Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Usaha Tegas Sdn Bhd and/or its affiliates, including but not limited to SRG Asia Pacific Sdn Bhd, UT Hospitality Services Sdn Bhd, UT Projects Sdn Bhd, UTSB Management Sdn Bhd and/or its affiliates, Bumi Armada Berhad and/or its affiliates and Communications and Satellite Services Sdn Bhd as specified in Appendix I of the Company's Circular to Shareholders dated 7 May 2007, provided that such transactions are necessary for the day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which the next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965), or

(c) this resolution is revoked or varied by resolution passed by shareholders in general meeting,

whichever is the earliest.

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 5

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Genting Berhad and/or its affiliates, including but not limited to Oakwood Sdn Bhd, Asiatic Land Development Sdn Bhd, Genting Sanyen Industrial Paper Sdn Bhd and Asiatic Development Berhad and Resorts World Berhad and/or its affiliates, including but not limited to Genting Highlands Berhad, Resorts Facilities Services Sdn Bhd, Genting Golf Course Berhad, Widuri Pelangi Sdn Bhd, Papago Sdn Bhd, First World Hotels & Resorts Sdn Bhd and Genasa Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Genting Berhad and/or its affiliates, including but not limited to Oakwood Sdn Bhd, Asiatic Land Development Sdn Bhd, Genting Sanyen Industrial Paper Sdn Bhd and Asiatic Development Berhad and Resorts World Berhad and/or its affiliates, including but not limited to Genting Highlands Berhad, Resorts Facilities Services Sdn Bhd, Genting Golf Course Berhad, Widuri Pelangi Sdn Bhd, Papago Sdn Bhd, First World Hotels & Resorts Sdn Bhd and Genasa Sdn Bhd as specified in Appendix I of the Company's Circular to Shareholders dated 7 May 2007, provided that such transactions are necessary for the day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which the next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(c) this resolution is revoked or varied by resolution passed by shareholders in general meeting.

whichever is the earliest.

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 6

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with AmFinance Bhd and/or its affiliates

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with AmFinance Bhd and/or its affiliates as specified in Appendix I of the Company's Circular to Shareholders dated 7 May 2007, provided that such transactions are necessary for the day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed, or

(b) the expiration of the period within which the next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(c) this resolution is revoked or varied by resolution passed by shareholders in general meeting,

whichever is the earliest.

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 7

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with UMTS (Malaysia) Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with UMTS (Malaysia) Sdn Bhd as specified in Appendix I of the Company's Circular to Shareholders dated 7 May 2007, provided that such transactions are necessary for the day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which the next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965), or

(c) this resolution is revoked or varied by resolution passed by shareholders in general meeting,

whichever is the earliest.

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 8

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with PT Multipolar Corporation Tbk, PT Broadband Multimedia Tbk and PT LinkNet

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with PT Multipolar Corporation Tbk, PT Broadband Multimedia Tbk and PT LinkNet as specified in Appendix I of the Company's Circular to Shareholders dated 7 May 2007, provided that such transactions are necessary for the day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which the next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(c) this resolution is revoked or varied by resolution passed by shareholders in general meeting.

whichever is the earliest.

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 9

Proposed offer and grant of options to Dato' Jamaludin bin Ibrahim, the Group Chief Executive Officer and the Executive Director of the Company pursuant to the Employee Share Option Scheme and contract of service
Please refer to Note A

"THAT the Board of Directors is hereby authorised at any time, and from time to time during the period commencing from the date on which this resolution is passed ("Approval Date") and expiring at the conclusion of the annual general meeting of the Company commencing next after the Approval Date or the expiration of the period within which the next annual general meeting of the Company is required by law to be held, to offer and grant to Dato' Jamaludin bin Ibrahim, the Group Chief Executive Officer and an Executive Director of the Company, in accordance with and subject to the provisions of the Bye-Laws governing the Company's Employee Share Option Scheme ("ESOS") and the terms of the contract of service between the Company and Dato' Jamaludin bin Ibrahim, option or options to subscribe for up to a maximum of 1,000,000 ordinary shares of RM0.10 each in the Company available under the ESOS."

ORDINARY RESOLUTION 10

Proposed offer and grant of options to Mr Sandip Das, the Chief Executive Officer and the Executive Director of the Company pursuant to the Employee Share Option Scheme and contract of service
Please refer to Note A

"THAT the Board of Directors is hereby authorised at any time, and from time to time during the period commencing from the date on which this resolution is passed ("Approval Date") and expiring at the conclusion of the annual general meeting of the Company commencing next after the Approval Date or the expiration of the period within which the next annual general meeting of the Company is required by law to be held, to offer and grant to Mr Sandip Das, the Chief Executive Officer and an Executive Director of the Company, in accordance with and subject to the provisions of the Bye-Laws governing the Company's Employee Share Option Scheme ("ESOS") and the terms of the contract of service between the Company and Mr. Sandip Das, option or options to subscribe for up to a maximum of 200,000 ordinary shares of RM0.10 each in the Company available under the ESOS."

SPECIAL RESOLUTION 1

Proposed Amendments to the Articles of Association of the Company

"THAT the proposed amendments to the Articles of Association of the Company in the form and manner as specified in Appendix III of the Company's Circular to Shareholders dated 7 May 2007 be and is hereby approved.

AND THAT the Directors of the Company be authorised to do all such acts, deeds and things as are necessary and/or expedient in order to give full effect to this resolution with full powers to assent to any conditions, modifications and/or amendments as may be required by any relevant authorities."

BY ORDER OF THE BOARD

Dipak Kaur
Company Secretary
(LS5204)
7 May 2007

Notes:

A. The Company has on 3 May 2007 received a Notice of Take-Over Offer ("Notice") from CIMB Investment Bank Berhad *(formerly known as Commerce International Merchant Bankers Berhad)* ("CIMB") on behalf of Binariang GSM Sdn Bhd to acquire all voting shares in the Company ("**Offer Shares**"). Full details of the offer are set out in the Notice that will be posted to the shareholders of the Company on or before 9 May 2007.

The Offer Shares shall comprise the existing 2,531,696,000 issued and paid-up ordinary shares of RM0.10 each in the Company ("**Shares**") as at 20 April 2007 and any new Shares that may be issued by the Company arising from the exercise, before the close of the take-over offer, of the options granted by the Company to its employees under the Company's Employee Share Option Scheme.

1. A member of the Company entitled to attend and vote at this meeting is entitled to appoint one or more proxies to attend and vote for him/her provided that the number of proxies appointed shall not be more than two except in the circumstances set out in Note 4. A proxy need not be a member of the Company.
2. The instrument appointing a proxy shall :
   i) in the case of an individual, be signed by the appointor or by his/her attorney; and
   ii) in the case of a corporation, be either under its common seal or signed by its attorney or by an officer on behalf of the corporation.
3. Where a member appoints more than one proxy the appointment shall be invalid unless he/she specifies the proportions of his/her holdings to be represented by each proxy.
4. Where a member of the Company is an authorised nominee, it may appoint at least one proxy in respect of each securities account it holds to which ordinary shares in the Company are credited. Each appointment of proxy by an authorised nominee shall be by a separate instrument of proxy which shall specify the securities account number and the name of the beneficial owner for whom the authorised nominee is acting.
5. The instrument appointing a proxy must be deposited at the registered office of the Company at Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur, Malaysia not less than 48 hours before the time appointed for holding the meeting or adjourned meeting or in the case of a poll, not less than 24 hours, before the time appointed for the taking of the poll; otherwise the instrument of proxy shall not be treated as valid and the person so named shall not be entitled to vote in respect thereof. **Fax copies of the duly executed form of proxy are not acceptable.**
6. A proxy may vote on a show of hands and on a poll. If the form of proxy is returned without an indication as to how the proxy shall vote on any particular matter the proxy may exercise his discretion as to whether to vote on such matter and if so, how.
7. The lodging of a form of proxy does not preclude a member from attending and voting in person at the meeting should the member subsequently decide to do so.

TOLL FREE LINE

A toll free line has been set-up to attend to all queries from shareholders pertaining to the Form of Proxy and all other matters relating to this forthcoming Extraordinary General Meeting. The toll free number is 1800 828 001 and will be valid from 7 May 2007 to 1 June 2007.

maxis.

www.maxis.com.my

General Announcement
Reference No **KK-070508-85525**

Exemption File No.
082-34780

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**08/05/2007**

Type	:	**Announcement**
Subject	:	**CONDITIONAL VOLUNTARY OFFER BY BINARIANG GSM SDN BHD ("BINARIANG") FOR ALL VOTING SHARES IN MAXIS COMMUNICATIONS BERHAD ("Maxis") ("OFFER")**

Contents :

Attached is an announcement released on behalf of Employees Provident Fund Board ("EPF Board") in relation to the above.

EPF Disclosures.pdf

EMPLOYEE'S PROVIDENT FUND BOARD
CENTRAL DEPOSITORY UNIT
CORPORATE LEGAL & COMPLIANCE SECTION
19TH FLOOR, EPF BUILDING
JALAN RAJA LAUT
50350 KUALA LUMPUR

Tel : 603-26162030 / 603-26162028
Fax : 603 26983697

Your Ref :

Our Ref. : 9/3/10-7023-69A

Date : 07 May 2007

By fax/hand
03-2732 3263/2732 7316

Bursa Malaysia Securities Berhad
9th Floor, Exchange Square
Bukit Kewangan
50936 Kuala Lumpur

Attention : Encik Johan Abdullah

Dear Sirs,

CONDITIONAL VOLUNTARY OFFER BY BINARIANG GSM SDN BHD ("BINARIANG") FOR ALL VOTING SHARES OF MAXIS COMMUNICATIONS BERHAD ("Maxis") ("OFFER")

We refer to the above and wish to inform that we have been informed by Maxis that Binariang had on 03rd May 2007 served a notice of Offer onto the Board of Maxis to acquire all voting shares of Maxis. The Offer will be carried out in accordance with the Malaysian Code on Take-Overs and Mergers 1998 ("Code").

We, have also been informed by Maxis that under Section 36 of the Code we, as a Major shareholder to Maxis required to make the disclosure of the total number and price of all voting shares in Maxis which we have dealt in for our own account.

In accordance with Section 36(2) of the Code, we wish to append below details of all the transactions in voting shares in Maxis on our own account on 04 May 2007, details of which are as follows :

Date	Counter	Transaction	Quantity	Price
04 May 2007	EPF Board (Shares managed by Portfolio Manager- SBB Asset Management Sdn Bhd)	Disposal	1,800,000	15.30
04 May 2007	EPF Board (Shares managed by Portfolio Manager- SBB Asset Management Sdn Bhd)	Disposal	392,000	15.26
04 May 2007	EPF Board (Shares managed by Portfolio Manager- SBB Asset Management Sdn Bhd)	Disposal	808,000	15.20

...2/

Date	Counter	Transaction	Quantity	Price
04 May 2007	EPF Board (Shares managed by Portfolio Manager-Nomura Asset Management (S'pore) Ltd.	Acquired	147,000	15.20
04 May 2007	EPF Board (Shares managed by Portfolio Manager-Nomura Asset Management (S'pore) Ltd.	Acquired	750,000	15.2666

* Based on the date of notice of exercise delivered to the register of Maxis
** Based on exercise price of the options granted by Maxis pursuant to its employees' share option scheme in Maxis

Yours faithfully,
For Employees Provident Fund Board

KAMAL DAUD
Deputy Manager
Corporate Legal & Compliance Section
Legal Department

c.c:

Y. Bhg. Dato' Zarinah Anwar (Securities Commission)	Fax: 03-6201 5158
Pn. Dipak Kaur (Maxis Communications Berhad)	Fax: 03-2330 0590
Mr. Rajan Moses (The New Straits Times Press (M) Bhd)	Fax: 03-22827600
Madam Yap Leng Kuen (The Star)	Fax: 03-7957 0694
Encik Azizi Othman (Berita Harian)	Fax: 03-2282 4340
Encik Mowardi Mahmud (Utusan Malaysia)	Fax: 03-9223 0957

General Announcement
Reference No **MC-070507-57453**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**08/05/2007**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS") CONDITIONAL VOLUNTARY TAKE-OVER OFFER BY BINARIANG GSM SDN BHD FOR ALL VOTING SHARES OF MAXIS ("PROPOSED TAKEOVER OFFER") Disclosure Pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 ("Code") and Chapter 11 of the Listing Requirements of Bursa Malaysia Securities Berhad**

Contents :

We refer to the Proposed Takeover Offer.

During the Offer Period which commenced on 3 May 2007, the major shareholder among others, have an obligation to disclose their dealings in the shares of Maxis ("the Offeree in relation to the Proposed Takeover Offer") to the Bursa Securities Malaysia Berhad("Bursa") (being the relevant stock exchange) and the Securities Commission. Bursa requires that the disclosures to Bursa shall be by way of an "Immediate Announcement" via theBursaLINK.

Maxis wishes to announce, on behalf of Employees Provident Fund Board ("EPF"), that EPF, a major shareholder of Maxis, has on 8 May 2007 made a disclosure pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 and Paragraph 11.07 of the Listing Requirements of Bursa Malaysia Securities Berhad. A copy of EPF's disclosure is attached below.

EPF.pdf

Exemption File No.
082-34780

EMPLOYEES PROVIDENT FUND BOARD
Jalan Raja Laut
50350 Kuala Lumpur

RECEIVED

9/3/10-7023-69A

By fax/hand
03-2732 3263/2732 7316

08 May 2007

RECEIVED
08 MAY 2007
Company Secretarial Department

Bursa Malaysia Securities Berhad
9th Floor, Exchange Square
Bukit Kewangan
50936 Kuala Lumpur

Attention : Encik Johan Abdullah

AMENDMENT

Dear Sirs,

CONDITIONAL VOLUNTARY OFFER BY BINARIANG GSM SDN BHD ("BINARIANG") FOR ALL VOTING SHARES OF MAXIS COMMUNICATIONS BERHAD ("Maxis") ("OFFER")

We refer to the above and wish to inform that we have been informed by Maxis that Binariang had on 03rd May 2007 served a notice of Offer onto the Board of Maxis to acquire all voting shares of Maxis. The Offer will be carried out in accordance with the Malaysian Code on Take-Overs and Mergers 1998 ("Code").

We, have also been informed by Maxis that under Section 36 of the Code we, as a Major shareholder to Maxis required to make the disclosure of the total number and price of all voting shares in Maxis which we have dealt in for our own account.

In accordance with Section 36(2) of the Code, we wish to append below details of all the transactions in voting shares in Maxis on our own account on 04 May 2007, details of which are as follows :

Date	Counter	Transaction	Quantity	Price
04 May 2007	EPF Board (Shares managed by Portfolio Manager-SBB Asset Management Sdn Bhd)	Disposal	1,800,000	15.30
04 May 2007	EPF Board (Shares managed by Portfolio Manager-SBB Asset Management Sdn Bhd)	Disposal	392,000	15.26
04 May 2007	EPF Board (Shares managed by Portfolio Manager-SBB Asset Management Sdn Bhd)	Disposal	808,000	15.20

...2/

Date	Counter	Transaction	Quantity	Price
04 May 2007	EPF Board (Shares managed by Portfolio Manager-RHB Asset Management Sdn Bhd)	Acquired	147,000	15.20
04 May 2007	EPF Board (Shares managed by Portfolio Manager-RHB Asset Management Sdn Bhd)	Acquired	750,000	15.2666
04 May 2007	EPF Board (Shares managed by Portfolio Manager-CIMB-Principal Asset Management Bhd)	Acquired	712,900	15.20

* Based on the date of notice of exercise delivered to the register of Maxis
** Based on exercise price of the options granted by Maxis pursuant to its employees' share option scheme in Maxis

Yours faithfully,
For Employees Provident Fund Board

KAMAL DAUD
Deputy Manager
Corporate Legal & Compliance Section
Legal Department

c.c:	Y. Bhg. Dato' Zarinah Anwar (Securities Commission)	Fax: 03-6201 5158
	Pn. Dipak Kaur (Maxis Communications Berhad)	Fax: 03-2330 0590
	Mr. Rajan Moses (The New Straits Times Press (M) Bhd)	Fax: 03-22827600
	Madam Yap Leng Kuen (The Star)	Fax: 03-7957 0694
	Encik Azizi Othman (Berita Harian)	Fax: 03-2282 4340
	Encik Mowardi Mahmud (Utusan Malaysia)	Fax: 03-9223 0957

Exemption File No.
082-34780

General Announcement
Reference No **MC-070509-75777**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**09/05/2007**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS") CONDITIONAL VOLUNTARY TAKE-OVER OFFER BY BINARIANG GSM SDN BHD FOR ALL VOTING SHARES OF MAXIS ("PROPOSED TAKEOVER OFFER") Disclosure Pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 ("Code") and Chapter 11 of the Listing Requirements of Bursa Malaysia Securities Berhad**

Contents :

We refer to the Proposed Takeover Offer.

During the Offer Period which commenced on 3 May 2007, an officer who occupies or act in a senior managerial position in Maxis ("officer") among others, has an obligation to disclose his/her dealings in the shares of Maxis ("the Offeree in relation to the Proposed Takeover Offer") to the Bursa Securities Malaysia Berhad("Bursa") (being the relevant stock exchange) and the Securities Commission. Bursa requires that the disclosures to Bursa shall be by way of an "Immediate Announcement" via theBursaLINK.

Maxis wishes to announce, on behalf of Mr Navin Sonthalia, that Mr Navin Sonthalia, an officer of Maxis, has on 9 May 2007 made a disclosure pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 and Paragraph 11.07 of the Listing Requirements of Bursa Malaysia Securities Berhad. A copy of Mr Navin Sonthalia's disclosure is attached below.

Notice-Navin.pdf

Exemption File No.
082-34730

FOR PUBLIC RELEASE

9th May, 2007

By fax/hand
03-2732 3263/ 2732 7316

Bursa Malaysia Securities Berhad
9th Floor, Exchange Square
Bukit Kewangan
50936 Kuala Lumpur

Attention: **Encik Johan Abdullah**

Dear Sir

CONDITIONAL VOLUNTARY TAKE OVER OFFER BY BINARIANG GSM SDN BHD ("Binariang") FOR THE ENTIRE VOTING SHARES OF MAXIS COMMUNICATIONS BERHAD ("Maxis") ("OFFER")

I refer to the above and wish to inform you that I have been informed by Maxis that Binariang had, on 03 May 2007 served a notice of Offer onto the Board of Maxis to acquire the entire voting shares of Maxis. The Offer will be carried out in accordance with the Malaysian Code on Take-Overs and Mergers 1998 ("Code").

I have also been informed by Maxis that under Section 36 of the Code, I as a Senior Officer of Maxis am required to make the disclosure of the total number and price of all voting shares in Maxis which I have dealt in for my own account.

In accordance with Section 36(2) of the Code, I wish to append below details of all the transactions of voting shares in Maxis on my own account on 9th May, 2007 details of which are as follows:

Date	Transaction	Quantity	Price (RM)
9th May, 2007	Exercise of ESOS	40,000	8.05

* Based on the date of notice of exercise delivered to the registrar of Maxis
** Based on exercise price of the options granted by Maxis pursuant to its employees' share option scheme in Maxis

Yours faithfully

NAVIN SONTHALIA

cc	Y. Bhg Dato' Zarinah Anwar (Securities Commission)	Fax: 03-6201 5158
	Pn Dipak Kaur (Maxis Communications Berhad)	Fax: 03-2330 0590
	Mdm Yap Leng Kuen (The Star)	Fax: 03-7957 0694
	Mr Rajan Moses (The New Straits Times Press (M) Bhd)	Fax: 03-2282 7600
	Encik Azizi Othman (Berita Harian)	Fax: 03-2282 4340
	Encik Mowardi Mahmud (Utusan Malaysia)	Fax: 03-9223 0957

General Announcement
Reference No **MC-070510-37669**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**10/05/2007**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS") CONDITIONAL VOLUNTARY TAKE-OVER OFFER BY BINARIANG GSM SDN BHD FOR ALL VOTING SHARES OF MAXIS ("PROPOSED TAKEOVER OFFER") Disclosure Pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 ("Code") and Chapter 11 of the Listing Requirements of Bursa Malaysia Securities Berhad**

Contents :

We refer to the Proposed Takeover Offer.

During the Offer Period which commenced on 3 May 2007, an officer who occupies or act in a senior managerial position in Maxis ("officer") among others, has an obligation to disclose his/her dealings in the shares of Maxis ("the Offeree in relation to the Proposed Takeover Offer") to the Bursa Securities Malaysia Berhad("Bursa") (being the relevant stock exchange) and the Securities Commission. Bursa requires that the disclosures to Bursa shall be by way of an "Immediate Announcement" via theBursaLINK.

Maxis wishes to announce, on behalf of Mr Rolf Marthinusen, that Mr Rolf Marthinusen, an officer of Maxis, has on 9 May 2007 made a disclosure pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 and Paragraph 11.07 of the Listing Requirements of Bursa Malaysia Securities Berhad. A copy of Mr Rolf Marthinusen's disclosure is attached below.

Notice-Rolf.pdf

Exemption File No.
082-34730

FOR PUBLIC RELEASE

9 May 2007

By fax/hand
03-2732 3263/ 2732 7316

Bursa Malaysia Securities Berhad
9th Floor, Exchange Square
Bukit Kewangan
50936 Kuala Lumpur

Attention: **Encik Johan Abdullah**

Dear Sir

CONDITIONAL VOLUNTARY TAKE OVER OFFER BY BINARIANG GSM SDN BHD ("Binariang") FOR THE ENTIRE VOTING SHARES OF MAXIS COMMUNICATIONS BERHAD ("Maxis") ("OFFER")

I refer to the above and wish to inform you that I have been informed by Maxis that Binariang had, on 03 May 2007 served a notice of Offer onto the Board of Maxis to acquire the entire voting shares of Maxis. The Offer will be carried out in accordance with the Malaysian Code on Take-Overs and Mergers 1998 ("Code").

I have also been informed by Maxis that under Section 36 of the Code, I, as a Senior Officer of Maxis am required to make the disclosure of the total number and price of all voting shares in Maxis which I have dealt in for my own account.

In accordance with Section 36(2) of the Code, I wish to append below details of all the transactions of voting shares in Maxis on my own account on 8 May 2007, details of which are as follows:

Date	Transaction	Quantity	Price (RM)
08.05.2007	Exercise *	50,000	8.54 **

* Based on the date of notice of exercise delivered to the registrar of Maxis
** Based on exercise price of the options granted by Maxis pursuant to its employees' share option scheme in Maxis

Yours faithfully

Rolf Marthinusen

cc
Y. Bhg Dato' Zarinah Anwar (Securities Commission) Fax: 03-6201 5158
Pn Dipak Kaur (Maxis Communications Berhad) Fax: 03-2330 0590
Mdm Yap Leng Kuen (The Star) Fax: 03-7957 0694
Mr Rajan Moses (The New Straits Times Press (M) Bhd) Fax: 03-2282 7600
Encik Azizi Othman (Berita Harian) Fax: 03-2282 4340
Encik Mowardi Mahmud (Utusan Malaysia) Fax: 03-9223 0957

RECEIVED
10 MAY 2007
Company Secretarial Department

Exemption File No.
082-34780

General Announcement
Reference No **MC-070515-37415**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**15/05/2007**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS")** **CONDITIONAL VOLUNTARY TAKE-OVER OFFER BY BINARIANG GSM SDN BHD FOR ALL VOTING SHARES OF MAXIS ("PROPOSED TAKEOVER OFFER")** **Disclosure Pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 ("Code") and Chapter 11 of the Listing Requirements of Bursa Malaysia Securities Berhad**

Contents :

We refer to the Proposed Takeover Offer.

During the Offer Period which commenced on 3 May 2007, a person connected to a director of Maxis' subsidiaries ("person connected") among others, has an obligation to disclose his/her dealings in the shares of Maxis ("the Offeree in relation to the Proposed Takeover Offer") to the Bursa Securities Malaysia Berhad ("Bursa") (being the relevant stock exchange) and the Securities Commission. Bursa requires that the disclosures to Bursa shall be by way of an "Immediate Announcement" via theBursaLINK.

Maxis wishes to announce, on behalf of Mdm Jasbir Kaur, that Mdm Jasbir Kaur, a person conncted to Suresh Sidhu, a director of Maxis' subsidiary, has on 15 May 2007 made a disclosure pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 and Paragraph 11.07 of the Listing Requirements of Bursa Malaysia Securities Berhad. A copy of Mdm Jasbir Kaur's disclosure is attached below.

Jasbir.pdf

FOR PUBLIC RELEASE

15th May 2007

By fax/hand
03-2732 3263/ 2732 7316

Bursa Malaysia Securities Berhad
9th Floor, Exchange Square
Bukit Kewangan
50936 Kuala Lumpur

Attention: **Encik Johan Abdullah**

Dear Sir

CONDITIONAL VOLUNTARY OFFER BY BINARIANG GSM SDN BHD ("Binariang") FOR THE ENTIRE VOTING SHARES OF MAXIS COMMUNICATIONS BERHAD ("Maxis") ("OFFER")

I refer to the above and wish to inform you that I have been informed by Maxis that Binariang had, on 03 May 2007 served a notice of Offer onto the Board of Maxis to acquire the entire voting shares of Maxis. The Offer will be carried out in accordance with the Malaysian Code on Take-Overs and Mergers 1998 ("Code").

I have also been informed by Maxis that under Section 36 of the Code, I, as a connected person to Suresh Sidhu, am required to make the disclosure of the total number and price of all voting shares in Maxis which I have dealt in for my own account.

In accordance with Section 36(2) of the Code, I wish to append below details of all the transactions in voting shares in Maxis on my own account on 14th may 2007, details of which are as follows:

Date	Transaction	Quantity	Price (RM)
14/5/07	Disposal	1,000	15.30

Yours faithfully

Jasbir Kaur

Jasbir Kaur

cc Y. Bhg Dato' Zarinah Anwar (Securities Commission) Fax: 03-6201 5158
Pn Dipak Kaur (Maxis Communications Berhad) Fax: 03-2330 0590
Mdm Yap Leng Kuen (The Star) Fax: 03-7957 0694
Mr Rajan Moses (The New Straits Times Press (M) Bhd) Fax: 03-2282 7600
Encik Azizi Othman (Berita Harian) Fax: 03-2282 4340
Encik Mowardi Mahmud (Utusan Malaysia) Fax: 03-9223 0957

Exemption File No.
082-34780

General Announcement
Reference No **MC-070516-36163**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**16/05/2007**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS")** **CONDITIONAL VOLUNTARY TAKE-OVER OFFER BY BINARIANG GSM SDN BHD FOR ALL VOTING SHARES OF MAXIS ("PROPOSED TAKEOVER OFFER")** **Disclosure Pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 ("Code") and Chapter 11 of the Listing Requirements of Bursa Malaysia Securities Berhad**

Contents :

We refer to the Proposed Takeover Offer.

During the Offer Period which commenced on 3 May 2007, an officer who occupies or act in a senior managerial position in Maxis ("officer") among others, has an obligation to disclose his/her dealings in the shares of Maxis ("the Offeree in relation to the Proposed Takeover Offer") to the Bursa Securities Malaysia Berhad("Bursa") (being the relevant stock exchange) and the Securities Commission. Bursa requires that the disclosures to Bursa shall be by way of an "Immediate Announcement" via theBursaLINK.

Maxis wishes to announce, on behalf of Mr. Geoffrey Shelley , that Mr. Geoffrey Shelley, an officer of Maxis, has on 15 May 2007 made a disclosure pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 and Paragraph 11.07 of the Listing Requirements of Bursa Malaysia Securities Berhad. A copy of Mr. Geoffrey Shelley's disclosure is attached below

Notice-Geoff.pdf

Exemption File No. 082-34780

RECEIVED

FOR PUBLIC RELEASE

2007 JUL 16 P 1:21

By fax/hand
03-2732 3263/ 2732 7316

15th May 2007

Bursa Malaysia Securities Berhad
9th Floor, Exchange Square
Bukit Kewangan
50936 Kuala Lumpur

Attention: **Encik Johan Abdullah**

Dear Sir

CONDITIONAL VOLUNTARY TAKE OVER OFFER BY BINARIANG GSM SDN BHD ("Binariang") FOR ALL VOTING SHARES OF MAXIS COMMUNICATIONS BERHAD ("Maxis") ("OFFER")

I refer to the above and wish to inform you that I have been informed by Maxis that Binariang had, on 03 May 2007 served a notice of Offer onto the Board of Maxis to acquire all voting shares of Maxis. The Offer will be carried out in accordance with the Malaysian Code on Take-Overs and Mergers 1998 ("**Code**").

I have also been informed by Maxis that under Section 36 of the Code, I, as a Senior Officer of Maxis, am required to make the disclosure of the total number and price of all voting shares in Maxis which I have dealt in for my own account.

In accordance with Section 36(2) of the Code, I wish to append below details of all the transactions of voting shares in Maxis on my own account on 15th May 2007, details of which are as follows:

Date	Transaction	Quantity	Price (RM)
15th May 2007	Exercise*	66,000	7.74**
15th May 2007	Exercise*	47,000	8.54**

* Based on the date of notice of exercise delivered to the registrar of Maxis
** Based on exercise price of the options granted by Maxis pursuant to its employees' share option scheme in Maxis

Yours faithfully

Geoffrey Shelley

RECEIVED
1 6 MAY 2007
Company Secretarial Department

cc Y. Bhg Dato' Zarinah Anwar (Securities Commission) Fax: 03-6201 5158
Pn Dipak Kaur (Maxis Communications Berhad) Fax: 03-2330 0590
Mdm Yap Leng Kuen (The Star) Fax: 03-7957 0694
Mr Rajan Moses (The New Straits Times Press (M) Bhd) Fax: 03-2282 7600
Encik Azizi Othman (Berita Harian) Fax: 03-2282 4340
Encik Mowardi Mahmud (Utusan Malaysia) Fax: 03-9223 0957

Exemption File No.
082-34780

General Announcement
Reference No **MC-070516-64924**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**16/05/2007**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS")** **CONDITIONAL VOLUNTARY TAKE-OVER OFFER BY BINARIANG GSM SDN BHD FOR ALL VOTING SHARES OF MAXIS ("PROPOSED TAKEOVER OFFER")** **Disclosure Pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 ("Code") and Chapter 11 of the Listing Requirements of Bursa Malaysia Securities Berhad**

Contents :

We refer to the Proposed Takeover Offer.

During the Offer Period which commenced on 3 May 2007, an officer who occupies or act in a senior managerial position in Maxis ("officer") among others, has an obligation to disclose his/her dealings in the shares of Maxis ("the Offeree in relation to the Proposed Takeover Offer") to the Bursa Securities Malaysia Berhad("Bursa") (being the relevant stock exchange) and the Securities Commission. Bursa requires that the disclosures to Bursa shall be by way of an "Immediate Announcement" via theBursaLINK.

Maxis wishes to announce, on behalf of Ms Chua Seok Theng , that Ms. Chua Seok Theng, an officer of Maxis, has on 16 May 2007 made a disclosure pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 and Paragraph 11.07 of the Listing Requirements of Bursa Malaysia Securities Berhad. A copy of Ms Chua Seok Theng's disclosure is attached below

Notice-CST.pdf

Exemption File No.
032-34780

FOR PUBLIC RELEASE

16th May 2007

By fax/hand
03-2732 3263/ 2732 7316

Bursa Malaysia Securities Berhad
9th Floor, Exchange Square
Bukit Kewangan
50936 Kuala Lumpur

Attention: **Encik Johan Abdullah**

Dear Sir

CONDITIONAL VOLUNTARY TAKE OVER OFFER BY BINARIANG GSM SDN BHD ("Binariang") FOR ALL VOTING SHARES OF MAXIS COMMUNICATIONS BERHAD ("Maxis") ("OFFER")

I refer to the above and wish to inform you that I have been informed by Maxis that Binariang had, on 03 May 2007 served a notice of Offer onto the Board of Maxis to acquire all voting shares of Maxis. The Offer will be carried out in accordance with the Malaysian Code on Take-Overs and Mergers 1998 ("Code").

I have also been informed by Maxis that under Section 36 of the Code, I, as a Senior Officer of Maxis, am required to make the disclosure of the total number and price of all voting shares in Maxis which I have dealt in for my own account.

In accordance with Section 36(2) of the Code, I wish to append below details of all the transactions of voting shares in Maxis on my own account on 16th May, 2007, details of which are as follows:

Date	Transaction	Quantity	Price (RM)
16-05-07	Exercise of ESOS*	55,000	7.74**

- * Based on the date of notice of exercise delivered to the registrar of Maxis
- ** Based on exercise price of the options granted by Maxis pursuant to its employees' share option scheme in Maxis

Yours faithfully

Chua Seok Theng

cc

	Y. Bhg Dato' Zarinah Anwar (Securities Commission)	Fax: 03-6201 5158
	Pn Dipak Kaur (Maxis Communications Berhad)	Fax: 03-2330 0590
	Mdm Yap Leng Kuen (The Star)	Fax: 03-7957 0694
	Mr Rajan Moses (The New Straits Times Press (M) Bhd)	Fax: 03-2282 7600
	Encik Azizi Othman (Berita Harian)	Fax: 03-2282 4340
	Encik Mowardi Mahmud (Utusan Malaysia)	Fax: 03-9223 0957

RECEIVED
16 MAY 2007
Company Secretarial Department

Exemption File No. 082-34780

General Announcement
Reference No **MC-070516-65346**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**16/05/2007**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS")** **CONDITIONAL VOLUNTARY TAKE-OVER OFFER BY BINARIANG GSM SDN BHD FOR ALL VOTING SHARES OF MAXIS ("PROPOSED TAKEOVER OFFER")** **Disclosure Pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 ("Code") and Chapter 11 of the Listing Requirements of Bursa Malaysia Securities Berhad**

Contents :

We refer to the Proposed Takeover Offer.

During the Offer Period which commenced on 3 May 2007, an officer who occupies or act in a senior managerial position in Maxis ("officer") among others, has an obligation to disclose his/her dealings in the shares of Maxis ("the Offeree in relation to the Proposed Takeover Offer") to the Bursa Securities Malaysia Berhad("Bursa") (being the relevant stock exchange) and the Securities Commission. Bursa requires that the disclosures to Bursa shall be by way of an "Immediate Announcement" via theBursaLINK.

Maxis wishes to announce, on behalf of Ms. Dipak Kaur , that Ms. Dipak Kaur, an officer of Maxis, has on 16 May 2007 made a disclosure pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 and Paragraph 11.07 of the Listing Requirements of Bursa Malaysia Securities Berhad. A copy of Ms. Dipak Kaur's disclosure is attached below.

Notice-DK.pdf

FOR PUBLIC RELEASE

16 May 2007

By fax/hand
03-2732 3263/ 2732 7316

Bursa Malaysia Securities Berhad
9th Floor, Exchange Square
Bukit Kewangan
50936 Kuala Lumpur

Attention: **Encik Johan Abdullah**

Dear Sir

CONDITIONAL VOLUNTARY TAKE OVER OFFER BY BINARIANG GSM SDN BHD ("Binariang") FOR ALL VOTING SHARES OF MAXIS COMMUNICATIONS BERHAD ("Maxis") ("OFFER")

I refer to the above and wish to inform you that I have been informed by Maxis that Binariang had, on 03 May 2007 served a notice of Offer onto the Board of Maxis to acquire all voting shares of Maxis. The Offer will be carried out in accordance with the Malaysian Code on Take-Overs and Mergers 1998 ("**Code**").

I have also been informed by Maxis that under Section 36 of the Code, I, as a Senior Officer of Maxis am required to make the disclosure of the total number and price of all voting shares in Maxis which I have dealt in for my own account.

In accordance with Section 36(2) of the Code, I wish to append below details of all the transactions of voting shares in Maxis on my own account on 16 May 2007, details of which are as follows:

Date	Transaction	Quantity	Price (RM)
16 May 2007	Exercise of ESOS*	30,000	7.99**
16 May 2007	Exercise of ESOS*	23,000	8.74**

* Based on the date of notice of exercise delivered to the registrar of Maxis
** Based on exercise price of the options granted by Maxis pursuant to its employees' share option scheme in Maxis

Yours faithfully

Dipak Kaur

cc Y. Bhg Dato' Zarinah Anwar (Securities Commission) Fax: 03-6201 5158
Pn. Dipak Kaur (Maxis Communications Berhad) Fax: 03-2330 0590
Mdm Yap Leng Kuen (The Star) Fax: 03-7957 0694
Mr Rajan Moses (The New Straits Times Press (M) Bhd) Fax: 03-2282 7600
Encik Azizi Othman (Berita Harian) Fax: 03-2282 4340
Encik Mowardi Mahmud (Utusan Malaysia) Fax: 03-9223 0957

Exemption File No.
032-34780

General Announcement
Reference No **MC-070517-67597**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**17/05/2007**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS")** **CONDITIONAL VOLUNTARY TAKE-OVER OFFER BY BINARIANG GSM SDN BHD FOR ALL VOTING SHARES OF MAXIS ("PROPOSED TAKEOVER OFFER")** **Disclosure Pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 ("Code") and Chapter 11 of the Listing Requirements of Bursa Malaysia Securities Berhad**

Contents :

We refer to the Proposed Takeover Offer.

During the Offer Period which commenced on 3 May 2007, a director of Maxis' subsidiary, among others, has an obligation to disclose his/her dealings in the shares of Maxis ("the Offeree in relation to the Proposed Takeover Offer") to the Bursa Securities Malaysia Berhad("Bursa") (being the relevant stock exchange) and the Securities Commission. Bursa requires that the disclosures to Bursa shall be by way of an "Immediate Announcement" via theBursaLINK.

Maxis wishes to announce, on behalf of Mr Tan Hoon San , that Mr Tan Hoon San, a director of Maxis' subsidiary, has on 17 May 2007 made a disclosure pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 and Paragraph 11.07 of the Listing Requirements of Bursa Malaysia Securities Berhad. A copy of Mr Tan Hoon San's disclosure is attached below.

Notice-Hoon San.pdf

Exemption File No.
082-34780

FOR PUBLIC RELEASE

17 May 2007

By fax/hand
03-2732 3263/ 2732 7316

Bursa Malaysia Securities Berhad
9th Floor, Exchange Square
Bukit Kewangan
50936 Kuala Lumpur

Attention: **Encik Johan Abdullah**

Dear Sir

CONDITIONAL VOLUNTARY OFFER BY BINARIANG GSM SDN BHD ("Binariang") FOR ALL VOTING SHARES OF MAXIS COMMUNICATIONS BERHAD ("Maxis") ("OFFER")

I refer to the above and wish to inform you that I have been informed by Maxis that Binariang had, on 03 May 2007 served a notice of Offer onto the Board of Maxis to acquire all voting shares of Maxis. The Offer will be carried out in accordance with the Malaysian Code on Take-Overs and Mergers 1998 ("Code").

I have also been informed by Maxis that under Section 36 of the Code, I, as a Director of Maxis' subsidiary, am required to make the disclosure of the total number and price of all voting shares in Maxis which I have dealt in for my own account.

In accordance with Section 36(2) of the Code, I wish to append below details of all the transactions of voting shares in Maxis on my own account on 17 May 2007 details of which are as follows:

Date	Transaction	Quantity	Price (RM)
17 May 2007	Exercise of ESOS*	30,000	4.36**
17 May 2007	Exercise of ESOS*	57,000	5.13**
17 May 2007	Exercise of ESOS*	30,000	7.99**
17 May 2007	Exercise of ESOS*	25,000	8.74**

* Based on the date of notice of exercise delivered to the registrar of Maxis
** Based on exercise price of the options granted by Maxis pursuant to its employees' share option scheme in Maxis

Yours faithfully

Tan Hoon San

RECEIVED
17 MAY 2007
Company Secretarial Department

cc Y. Bhg Dato' Zarinah Anwar (Securities Commission) Fax: 03-6201 5158
Pn Dipak Kaur (Maxis Communications Berhad) Fax: 03-2330 0590
Mdm Yap Leng Kuen (The Star) Fax: 03-7957 0694
Mr Rajan Moses (The New Straits Times Press (M) Bhd) Fax: 03-2282 7600
Encik Azizi Othman (Berita Harian) Fax: 03-2282 4340 - 22824425
Encik Mowardi Mahmud (Utusan Malaysia) Fax: 03-9223 0957 - 92236031

Exemption File No.
032-34780

General Announcement
Reference No **MC-070518-61099**
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **18/05/2007**

Type : **Announcement**
Subject : **MAXIS COMMUNICATIONS BERHAD ("MAXIS")**
CONDITIONAL VOLUNTARY TAKE-OVER OFFER BY BINARIANG GSM SDN BHD FOR ALL VOTING SHARES OF MAXIS ("PROPOSED TAKEOVER OFFER")
Disclosure Pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 ("Code") and Chapter 11 of the Listing Requirements of Bursa Malaysia Securities Berhad

Contents :

We refer to the Proposed Takeover Offer.

During the Offer Period which commenced on 3 May 2007, an officer who occupies or act in a senior managerial position in Maxis ("officer") among others, has an obligation to disclose his/her dealings in the shares of Maxis ("the Offeree in relation to the Proposed Takeover Offer") to the Bursa Securities Malaysia Berhad("Bursa") (being the relevant stock exchange) and the Securities Commission. Bursa requires that the disclosures to Bursa shall be by way of an "Immediate Announcement" via theBursaLINK.

Maxis wishes to announce, on behalf of Ms Chua Seok Theng , that Ms. Chua Seok Theng, an officer of Maxis, has on 18 May 2007 made a disclosure pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 and Paragraph 11.07 of the Listing Requirements of Bursa Malaysia Securities Berhad. A copy of Ms Chua Seok Theng's disclosure is attached below.

Notice-CST 180507.pdf

Exemption File No.
082-34780

FOR PUBLIC RELEASE

18th May 2007

By fax/hand
03-2732 3263/ 2732 7316

Bursa Malaysia Securities Berhad
9th Floor, Exchange Square
Bukit Kewangan
50936 Kuala Lumpur

Attention: **Encik Johan Abdullah**

Dear Sir

CONDITIONAL VOLUNTARY TAKE OVER OFFER BY BINARIANG GSM SDN BHD ("Binariang") FOR ALL VOTING SHARES OF MAXIS COMMUNICATIONS BERHAD ("Maxis") ("OFFER")

I refer to the above and wish to inform you that I have been informed by Maxis that Binariang had, on 03 May 2007 served a notice of Offer onto the Board of Maxis to acquire all voting shares of Maxis. The Offer will be carried out in accordance with the Malaysian Code on Take-Overs and Mergers 1998 ("Code").

I have also been informed by Maxis that under Section 36 of the Code, I, as a Senior Officer of Maxis, am required to make the disclosure of the total number and price of all voting shares in Maxis which I have dealt in for my own account.

In accordance with Section 36(2) of the Code, I wish to append below details of all the transactions of voting shares in Maxis on my own account on 18th May, 2007, details of which are as follows:

Date	Transaction	Quantity	Price (RM)
18-05-07	Exercise of ESOS*	11,000	7.74**
18-05-07	Exercise of ESOS*	43,000	8.54**

* Based on the date of notice of exercise delivered to the registrar of Maxis
** Based on exercise price of the options granted by Maxis pursuant to its employees' share option scheme in Maxis

Yours faithfully

Chua Seok Theng

cc Y. Bhg Dato' Zarinah Anwar (Securities Commission) Fax: 03-6201 5158
Pn Dipak Kaur (Maxis Communications Berhad) Fax: 03-2330 0590
Mdm Yap Leng Kuen (The Star) Fax: 03-7957 0694
Mr Rajan Moses (The New Straits Times Press (M) Bhd) Fax: 03-2282 7600
Encik Azizi Othman (Berita Harian) Fax: 03-2282 4340
Encik Mowardi Mahmud (Utusan Malaysia) Fax: 03-9223 0957

RECEIVED
18 MAY 2007
Company Secretarial Department

Exemption File No.
082-34780

General Announcement
Reference No **MC-070522-44306**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**22/05/2007**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS")** **CONDITIONAL VOLUNTARY TAKE-OVER OFFER BY BINARIANG GSM SDN BHD FOR ALL VOTING SHARES OF MAXIS ("PROPOSED TAKEOVER OFFER")** **Disclosure Pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 ("Code") and Chapter 11 of the Listing Requirements of Bursa Malaysia Securities Berhad**

Contents :

We refer to the Proposed Takeover Offer.

During the Offer Period which commenced on 3 May 2007, an officer who occupies or act in a senior managerial position in Maxis ("officer") among others, has an obligation to disclose his/her dealings in the shares of Maxis ("the Offeree in relation to the Proposed Takeover Offer") to the Bursa Securities Malaysia Berhad("Bursa") (being the relevant stock exchange) and the Securities Commission. Bursa requires that the disclosures to Bursa shall be by way of an "Immediate Announcement" via theBursaLINK.

Maxis wishes to announce, on behalf of Mr. Chow Chee Yan , that Mr. Chow Chee Yan, an officer of Maxis, has on 22 May 2007 made a disclosure pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 and Paragraph 11.07 of the Listing Requirements of Bursa Malaysia Securities Berhad. A copy of Mr. Chow Chee Yan's disclosure is attached below.

Notice-CCY.pdf

22/05 2007 TUE 12:57 FAX 23300372 internal audit ☑001/001

Exemption File No.
082-34789

RECEIVED

FOR PUBLIC RELEASE

22 May 2007

By fax/hand
03-2732 3263/ 2732 7316

RECEIVED
22 MAY 2007
Department

Bursa Malaysia Securities Berhad
9th Floor, Exchange Square
Bukit Kewangan
50936 Kuala Lumpur

Attention: **Encik Johan Abdullah**

Dear Sir

CONDITIONAL VOLUNTARY TAKE OVER OFFER BY BINARIANG GSM SDN BHD ("Binariang") FOR THE ENTIRE VOTING SHARES OF MAXIS COMMUNICATIONS BERHAD ("Maxis") ("OFFER")

I refer to the above and wish to inform you that I have been informed by Maxis that Binariang had, on 03 May 2007 served a notice of Offer onto the Board of Maxis to acquire the entire voting shares of Maxis. The Offer will be carried out in accordance with the Malaysian Code on Take-Overs and Mergers 1998 ("Code").

I have also been informed by Maxis that under Section 36 of the Code, I, as a Senior Officer of Maxis, am required to make the disclosure of the total number and price of all voting shares in Maxis which I have dealt in for my own account.

In accordance with Section 36(2) of the Code, I wish to append below details of all the transactions of voting shares in Maxis on my own account on 22 May 2007, details of which are as follows:

Date	Transaction	Quantity	Price (RM)
22 May 2007	Exercise ESOS	50,000	7.99
22 May 2007	Exercise ESOS	53,000	8.74

* Based on the date of notice of exercise delivered to the registrar of Maxis
** Based on exercise price of the options granted by Maxis pursuant to its employees' share option scheme in Maxis

Yours faithfully

CHOW CHEE YAN

cc Y. Bhg Dato' Zarinah Anwar (Securities Commission) Fax: 03-6201 5158
Pn Dipak Kaur (Maxis Communications Berhad) Fax: 03-2330 0590
Mdm Yap Leng Kuen (The Star) Fax: 03-7957 0694
Mr Rajan Moses (The New Straits Times Press (M) Bhd) Fax: 03-2282 7600
Encik Azizi Othman (Berita Harian) Fax: 03-2282 4340
Encik Mowardi Mahmud (Utusan Malaysia) Fax: 03-9223 0957

General Announcement
Reference No **MC-070522-45DA8**

Company Name	: **MAXIS COMMUNICATIONS BERHAD**
Stock Name	: **MAXIS**
Date Announced	: **22/05/2007**

Type	: **Announcement**
Subject	: **MAXIS COMMUNICATIONS BERHAD ("MAXIS")** **CONDITIONAL VOLUNTARY TAKE-OVER OFFER BY BINARIANG GSM SDN BHD FOR ALL VOTING SHARES OF MAXIS ("PROPOSED TAKEOVER OFFER")** **Disclosure Pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 ("Code") and Chapter 11 of the Listing Requirements of Bursa Malaysia Securities Berhad**

Contents :

We refer to the Proposed Takeover Offer.

During the Offer Period which commenced on 3 May 2007, an officer who occupies or act in a senior managerial position in Maxis ("officer") among others, has an obligation to disclose his/her dealings in the shares of Maxis ("the Offeree in relation to the Proposed Takeover Offer") to the Bursa Securities Malaysia Berhad("Bursa") (being the relevant stock exchange) and the Securities Commission. Bursa requires that the disclosures to Bursa shall be by way of an "Immediate Announcement" via theBursaLINK.

Maxis wishes to announce, on behalf of Mr. Navin Sonthalia , that Mr. Navin Sonthalia, an officer of Maxis, has on 22 May 2007 made a disclosure pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 and Paragraph 11.07 of the Listing Requirements of Bursa Malaysia Securities Berhad. A copy of Mr. Navin Sonthalia's disclosure is attached below.

Conditional Voluntary Takeover Offer - Navin Sonthalia.pdf

Exemption File No.
082-34780

FOR PUBLIC RELEASE

22nd May, 2007

By fax/hand
03-2732 3263/ 2732 7316

RECEIVED 22 MAY 2007

Bursa Malaysia Securities Berhad
9th Floor, Exchange Square
Bukit Kewangan
50936 Kuala Lumpur

Attention: **Encik Johan Abdullah**

Dear Sir

CONDITIONAL VOLUNTARY TAKE OVER OFFER BY BINARIANG GSM SDN BHD ("Binariang") FOR THE ENTIRE VOTING SHARES OF MAXIS COMMUNICATIONS BERHAD ("Maxis") ("OFFER")

I refer to the above and wish to inform you that I have been informed by Maxis that Binariang had, on 03 May 2007 served a notice of Offer onto the Board of Maxis to acquire the entire voting shares of Maxis. The Offer will be carried out in accordance with the Malaysian Code on Take-Overs and Mergers 1998 ("**Code**").

I have also been informed by Maxis that under Section 36 of the Code, I as a Senior Officer of Maxis am required to make the disclosure of the total number and price of all voting shares in Maxis which I have dealt in for my own account.

In accordance with Section 36(2) of the Code, I wish to append below details of all the transactions of voting shares in Maxis on my own account on 9th May, 2007 details of which are as follows:

Date	Transaction	Quantity	Price (RM)
22nd May, 2007	Exercise of ESOS	13,000	8.05

* Based on the date of notice of exercise delivered to the registrar of Maxis
** Based on exercise price of the options granted by Maxis pursuant to its employees' share option scheme in Maxis

Yours faithfully

NAVIN SONTHALIA

cc
Y. Bhg Dato' Zarinah Anwar (Securities Commission) Fax: 03-6201 5158
Pn Dipak Kaur (Maxis Communications Berhad) Fax: 03-2330 0590
Mdm Yap Leng Kuen (The Star) Fax: 03-7957 0694
Mr Rajan Moses (The New Straits Times Press (M) Bhd) Fax: 03-2282 7600
Encik Azizi Othman (Berita Harian) Fax: 03-2282 4340
Encik Mowardi Mahmud (Utusan Malaysia) Fax: 03-9223 0957

General Announcement
Reference No **MC-070523-41425**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**23/05/2007**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS")** **CONDITIONAL VOLUNTARY TAKE-OVER OFFER BY BINARIANG GSM SDN BHD FOR ALL VOTING SHARES OF MAXIS ("PROPOSED TAKEOVER OFFER")** **Disclosure Pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 ("Code") and Chapter 11 of the Listing Requirements of Bursa Malaysia Securities Berhad**

Contents :

We refer to the Proposed Takeover Offer.

During the Offer Period which commenced on 3 May 2007, an officer who occupies or act in a senior managerial position in Maxis ("officer") among others, has an obligation to disclose his/her dealings in the shares of Maxis ("the Offeree in relation to the Proposed Takeover Offer") to the Bursa Securities Malaysia Berhad("Bursa") (being the relevant stock exchange) and the Securities Commission. Bursa requires that the disclosures to Bursa shall be by way of an "Immediate Announcement" via theBursaLINK.

Maxis wishes to announce, on behalf of Mr. Suresh Sidhu , that Mr. Suresh Sidhu, an officer of Maxis, has on 22 May 2007 made a disclosure pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 and Paragraph 11.07 of the Listing Requirements of Bursa Malaysia Securities Berhad. A copy of Mr. Suresh Sidhu's disclosure is attached below.

Notice-Suresh.pdf

Exemption File No.
082-34780

FOR PUBLIC RELEASE

[23 May] 2007

By fax/hand
03-2732 3263/ 2732 7316

Bursa Malaysia Securities Berhad
9th Floor, Exchange Square
Bukit Kewangan
50936 Kuala Lumpur

Attention: **Encik Johan Abdullah**

Dear Sir

CONDITIONAL VOLUNTARY OFFER BY BINARIANG GSM SDN BHD ("Binariang") FOR ALL VOTING SHARES OF MAXIS COMMUNICATIONS BERHAD ("Maxis") ("OFFER")

I refer to the above and wish to inform you that I have been informed by Maxis that Binariang had, on 03 May 2007 served a notice of Offer onto the Board of Maxis to acquire all voting shares of Maxis. The Offer will be carried out in accordance with the Malaysian Code on Take-Overs and Mergers 1998 ("Code").

I have also been informed by Maxis that under Section 36 of the Code, I, as a Director of Maxis' subsidiary, am required to make the disclosure of the total number and price of all voting shares in Maxis which I have dealt in for my own account.

In accordance with Section 36(2) of the Code, I wish to append below details of all the transactions of voting shares in Maxis on my own account on 17 May 2007 details of which are as follows:

Date	Transaction	Quantity	Price (RM)
22/5/07	Exercise of ESOS	28,000	7.85

* Based on the date of notice of exercise delivered to the registrar of Maxis
** Based on exercise price of the options granted by Maxis pursuant to its employees' share option scheme in Maxis

Yours faithfully

Name

cc Y. Bhg Dato' Zarinah Anwar (Securities Commission) Fax: 03-6201 5158
Pn Dipak Kaur (Maxis Communications Berhad) Fax: 03-2330 0590
Mdm Yap Leng Kuen (The Star) Fax: 03-7957 0694
Mr Rajan Moses (The New Straits Times Press (M) Bhd) Fax: 03-2282 7600
Encik Azizi Othman (Berita Harian) Fax: 03-2282 4340
Encik Mowardi Mahmud (Utusan Malaysia) Fax: 03-9223 0957

RECEIVED
23 MAY 2007
Company Secretarial Department

Exemption File No.
082-34780

General Announcement
Reference No **MC-070523-56522**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**23/05/2007**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS") CONDITIONAL VOLUNTARY TAKE-OVER OFFER BY BINARIANG GSM SDN BHD FOR ALL VOTING SHARES OF MAXIS ("PROPOSED TAKEOVER OFFER") Disclosure Pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 ("Code") and Chapter 11 of the Listing Requirements of Bursa Malaysia Securities Berhad**

Contents :

We refer to the Proposed Takeover Offer.

During the Offer Period which commenced on 3 May 2007, an officer who occupies or act in a senior managerial position in Maxis ("officer") among others, has an obligation to disclose his/her dealings in the shares of Maxis ("the Offeree in relation to the Proposed Takeover Offer") to the Bursa Securities Malaysia Berhad("Bursa") (being the relevant stock exchange) and the Securities Commission. Bursa requires that the disclosures to Bursa shall be by way of an "Immediate Announcement" via theBursaLINK.

Maxis wishes to announce, on behalf of En. Mohamed Fitri bin Abdullah , that En. Mohamed Fitri bin Abdullah, an officer of Maxis, has on 23 May 2007 made a disclosure pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 and Paragraph 11.07 of the Listing Requirements of Bursa Malaysia Securities Berhad. A copy of En. Mohamed Fitri bin Abdullah's disclosure is attached below.

Notice-Fitri.pdf

Exemption File No.
082-34780

FOR PUBLIC RELEASE

23rd May, 2007

By fax/hand
03-2732 3263/ 2732 7316

Bursa Malaysia Securities Berhad
9th Floor, Exchange Square
Bukit Kewangan
50936 Kuala Lumpur

Attention: **Encik Johan Abdullah**

Dear Sir

CONDITIONAL VOLUNTARY TAKE OVER OFFER BY BINARIANG GSM SDN BHD ("Binariang") FOR ALL VOTING SHARES OF MAXIS COMMUNICATIONS BERHAD ("Maxis") ("OFFER")

I refer to the above and wish to inform you that I have been informed by Maxis that Binariang had, on 03 May 2007 served a notice of Offer onto the Board of Maxis to acquire all voting shares of Maxis. The Offer will be carried out in accordance with the Malaysian Code on Take-Overs and Mergers 1998 ("**Code**").

I have also been informed by Maxis that under Section 36 of the Code, I, as a Senior Officer of Maxis, am required to make the disclosure of the total number and price of all voting shares in Maxis which I have dealt in for my own account.

In accordance with Section 36(2) of the Code, I wish to append below details of all the transactions of voting shares in Maxis on my own account on 24/5/2007, details of which are as follows:

Date	Transaction	Quantity	Price (RM)
23/5/2007	Exercise of ESOS	48,000	7.85

* Based on the date of notice of exercise delivered to the registrar of Maxis
** Based on exercise price of the options granted by Maxis pursuant to its employees' share option scheme in Maxis

Yours faithfully

Mohamed Fitri bin Abdullah

cc

Y. Bhg Dato' Zarinah Anwar (Securities Commission)	Fax: 03-6201 5158
Pn Dipak Kaur (Maxis Communications Berhad)	Fax: 03-2330 0590
Mdm Yap Leng Kuen (The Star)	Fax: 03-7957 0694
Mr Rajan Moses (The New Straits Times Press (M) Bhd)	Fax: 03-2282 7600
Encik Azizi Othman (Berita Harian)	Fax: 03-2282 4340
Encik Mowardi Mahmud (Utusan Malaysia)	Fax: 03-9223 0957

RECEIVED
23 MAY 2007
Company Secretarial
Department

General Announcement
Reference No **MC-070524-51167**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**24/05/2007**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS") CONDITIONAL VOLUNTARY TAKE-OVER OFFER BY BINARIANG GSM SDN BHD FOR ALL VOTING SHARES OF MAXIS ("PROPOSED TAKEOVER OFFER") Disclosure Pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 ("Code") and Chapter 11 of the Listing Requirements of Bursa Malaysia Securities Berhad**

Contents :

We refer to the Proposed Takeover Offer.

During the Offer Period which commenced on 3 May 2007, a director of Maxis' subsidiary, among others, has an obligation to disclose his/her dealings in the shares of Maxis ("the Offeree in relation to the Proposed Takeover Offer") to the Bursa Securities Malaysia Berhad("Bursa") (being the relevant stock exchange) and the Securities Commission. Bursa requires that the disclosures to Bursa shall be by way of an "Immediate Announcement" via theBursaLINK.

Maxis wishes to announce, on behalf of Mr Suresh Sidhu , that Mr Suresh Sidhu, a director of Maxis' subsidiary, has on 24 May 2007 made a disclosure pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 and Paragraph 11.07 of the Listing Requirements of Bursa Malaysia Securities Berhad. A copy of Mr Suresh Sidhu's disclosure is attached below.

Notice-Suresh1.pdf

Bursa Malaysia Securities Berhad
9th Floor, Exchange Square
Bukit Kewangan
50936 Kuala Lumpur

Exemption File No.
032-3-1780

Attention: **Encik Johan Abdullah**

Dear Sir

CONDITIONAL VOLUNTARY OFFER BY BINARIANG GSM SDN BHD ("Binariang") FOR ALL VOTING SHARES OF MAXIS COMMUNICATIONS BERHAD ("Maxis") ("OFFER")

I refer to the above and wish to inform you that I have been informed by Maxis that Binariang had, on 03 May 2007 served a notice of Offer onto the Board of Maxis to acquire all voting shares of Maxis. The Offer will be carried out in accordance with the Malaysian Code on Take-Overs and Mergers 1998 ("Code").

I have also been informed by Maxis that under Section 36 of the Code, I, as a Director of Maxis' subsidiary, am required to make the disclosure of the total number and price of all voting shares in Maxis which I have dealt in for my own account.

In accordance with Section 36(2) of the Code, I wish to append below details of all the transactions of voting shares in Maxis on my own account on 17 May 2007 details of which are as follows:

Date	Transaction	Quantity	Price (RM)
24 May 07	Exercise of ESOS	40,000	9.04

* Based on the date of notice of exercise delivered to the registrar of Maxis
** Based on exercise price of the options granted by Maxis pursuant to its employees' share option scheme in Maxis

Yours faithfully

Name

cc Y. Bhg Dato' Zarinah Anwar (Securities Commission) Fax: 03-6201 5158
Pn Dipak Kaur (Maxis Communications Berhad) Fax: 03-2330 0590
Mdm Yap Leng Kuen (The Star) Fax: 03-7957 0694
Mr Rajan Moses (The New Straits Times Press (M) Bhd) Fax: 03-2282 7600
Encik Azizi Othman (Berita Harian) Fax: 03-2282 4340
Encik Mowardi Mahmud (Utusan Malaysia) Fax: 03-9223 0957

RECEIVED
24 MAY 2007
Company Secretarial Department

Exemption File No.
082-34780

General Announcement
Reference No **MC-070524-2A411**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**24/05/2007**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS") CONDITIONAL VOLUNTARY TAKE-OVER OFFER BY BINARIANG GSM SDN BHD FOR ALL VOTING SHARES OF MAXIS ("PROPOSED TAKEOVER OFFER") Disclosure Pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 ("Code") and Chapter 11 of the Listing Requirements of Bursa Malaysia Securities Berhad**

Contents :

We refer to the Proposed Takeover Offer.

During the Offer Period which commenced on 3 May 2007, a director of Maxis' subsidiary, among others, has an obligation to disclose his/her dealings in the shares of Maxis ("the Offeree in relation to the Proposed Takeover Offer") to the Bursa Securities Malaysia Berhad("Bursa") (being the relevant stock exchange) and the Securities Commission. Bursa requires that the disclosures to Bursa shall be by way of an "Immediate Announcement" via theBursaLINK.

Maxis wishes to announce, on behalf of Encik Ahmad Zaky Ismail, that Encik Ahmad Zaky Ismail, a director of Maxis' subsidiary, has on 24 May 2007 made a disclosure pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 and Paragraph 11.07 of the Listing Requirements of Bursa Malaysia Securities Berhad. A copy of Encik Ahmad Zaky's disclosure is attached below.

Notice-zaky.pdf

Exemption File No.
082-34780

FOR PUBLIC RELEASE

Date: 24 May 2007

By fax/hand
03-2732 3263/-2732 7316

Bursa Malaysia Securities Berhad
9th Floor, Exchange Square
Bukit Kewangan
50936 Kuala Lumpur

RECEIVED 21 MAY 2007

Attention: **Encik Johan Abdullah**

Dear Sir

CONDITIONAL VOLUNTARY OFFER BY BINARIANG GSM SDN BHD ("Binariang") FOR ALL VOTING SHARES OF MAXIS COMMUNICATIONS BERHAD ("Maxis") ("OFFER")

I refer to the above and wish to inform you that I have been informed by Maxis that Binariang had, on 03 May 2007 served a notice of Offer onto the Board of Maxis to acquire all voting shares of Maxis. The Offer will be carried out in accordance with the Malaysian Code on Take-Overs and Mergers 1998 ("**Code**").

I have also been informed by Maxis that under Section 36 of the Code, I, as a Director of Maxis' subsidiary required to make the disclosure of the total number and price of all voting shares in Maxis which I have dealt in for my own account.

In accordance with Section 36(2) of the Code, I wish to append below details of all the transactions of voting shares in Maxis on my own account on 24/05/2007, details of which are as follows:

Date	Transaction	Quantity	Price (RM)
24/05/2007	Exercise of ESOS	30,000	7.05
24/05/2007	Exercise of ESOS	28,000	9.04
24/05/2007	Exercise of ESOS	20,000	7.85

* Based on the date of notice of exercise delivered to the registrar of Maxis
** Based on exercise price of the options granted by Maxis pursuant to its employees' share option scheme in Maxis

Yours faithfully

Ahmad Zaky Bin Ismail

cc

Y. Bhg Dato' Zarinah Anwar (Securities Commission)	Fax: 03-6201 5158
Pn Dipak Kaur (Maxis Communications Berhad)	Fax: 03-2330 0590
Mdm Yap Leng Kuen (The Star)	Fax: 03-7957 0694
Mr Rajan Moses (The New Straits Times Press (M) Bhd)	Fax: 03-2282 7600
Encik Azizi Othman (Berita Harian)	Fax: 03-2282 4340
Encik Mowardi Mahmud (Utusan Malaysia)	Fax: 03-9223 0957

General Announcement
Reference No **MC-070524-62707**

Submitting Merchant Bank	:	**n/a**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**24/05/2007**

Type	:	**Announcement**
Subject	:	**CONDITIONAL TAKE-OVER OFFER BY BINARIANG GSM SDN BHD THROUGH CIMB INVESTMENT BANK BERHAD (FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD) ("CIMB") TO ACQUIRE ALL THE VOTING SHARES IN MAXIS COMMUNICATIONS BERHAD("MAXIS" OR"COMPANY") ("OFFER SHARES") AT A CASH OFFER PRICE OF RM15.60 FOR EACH OFFER SHARE ("OFFER")**

Contents :

Maxis wishes to announce that it has on 24 May 2007, received a press notice from CIMB, on Binariang's behalf, informing that the Offer Document relating to the Offer has been despatched to the shareholders of the Company on 24 May 2007.

A copy of CIMB's press notice dated 24 May 2007 relating to the above, is attached herewith.

This announcement is dated 24 May 2007.

Maxis - OD press release.pdf

CIMB

FOR IMMEDIATE RELEASE

24 May 2007

To : Bursa Malaysia Securities Berhad

Attention : Encik Johan Abdullah

BINARIANG GSM SDN BHD ("BINARIANG")

CONDITIONAL TAKE-OVER OFFER BY BINARIANG THROUGH CIMB INVESTMENT BANK BERHAD (*FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD*) ("CIMB") TO ACQUIRE ALL THE VOTING SHARES IN MAXIS COMMUNICATIONS BERHAD ("OFFER SHARES") AT A CASH OFFER PRICE OF RM15.60 FOR EACH OFFER SHARE ("OFFER")

We refer to the Notice of Conditional Take-over Offer served by Binariang through CIMB on 3 May 2007 for the Offer.

On Binariang's behalf, we wish to inform that the Offer Document relating to the Offer has been despatched to the shareholders of Maxis Communications Berhad on 24 May 2007.

Copies of the Offer Document and the Form of Acceptance and Transfer are also available from the Registrar for the Offer, Symphony Share Registrars Sdn Bhd whose normal business hours are from 8.30 a.m. to 5.30 p.m. on Mondays to Fridays (excluding public holidays), at Level 26, Menara Multi-Purpose, Capital Square, No 8 Jalan Munshi Abdullah, 55100 Kuala Lumpur, from 24 May 2007 to 14 June 2007 or in the event the Offer is extended in accordance with the Malaysian Code on Take-Overs and Mergers 1998, such other extended closing date as may be announced by CIMB on behalf of Binariang.

Yours faithfully
For CIMB Investment Bank Berhad

Ong Liang Heng
Head/Director
Corporate Finance

Eric Cheong
Director
Corporate Finance

cc :-

		Fax No.
YBhg Dato' Zarinah Anwar	(Securities Commission)	03- 6201 5158
Ms Sasha Anthony	(Binariang)	03- 2380 6500
Ms Dipak Kaur Sangat Singh	(Maxis Communications Berhad)	03- 2330 0590
Mdm Yap Leng Kuen	(The Star)	03- 7957 0694
Mr Leong Koon Choy	(Bernama)	03- 2694 9636
En Azizi Othman	(Berita Harian)	03- 2282 4340
Mr Rajan Moses	(The New Straits Time Press (M) Bhd)	03- 2282 7600
Mr Toh Lye Huat	(The Sun)	03- 7785 2625
Ms Pauline Ng	(Business Times Singapore Press Holdings)	03- 2164 6439
Ms Sin Wai Yeng	(The China Press Berhad)	03- 2289 6110
Mr Michael Ho	(Nanyang Siang Pau Sdn Bhd)	03- 7872 6993
Ms Low Sow Wan	(Sin Chew Jit Poh (Malaysia))	03- 7955 8379
En Mawardi Mahmud	(Utusan Malaysia & Utusan Melayu)	03- 9223 0957

CIMB Investment Bank Berhad (18417-M) (formerly known as Commerce International Merchant Bankers Berhad)
10th Floor Bangunan CIMB Jalan Semantan Damansara Heights 50490 Kuala Lumpur P O Box 12362 50776 Kuala Lumpur Malaysia
Telephone (603) 2084 8888 Facsimile (603) 2084 8899 www.cimb com
(A Participating Organisation of Bursa Malaysia Securities Berhad)

Exemption File No.
032-34780

General Announcement
Reference No **MC-070524-67748**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**24/05/2007**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS") NOTIFICATION TO THE SHAREHOLDERS OF MAXIS IN RELATION TO CONDITIONAL TAKE-OVER OFFER BY BINARIANG GSM SDN BHD ("BINARIANG") THROUGH CIMB INVESTMENT BANK BERHAD (FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD) TO ACQUIRE ALL VOTING SHARES IN MAXIS NOT ALREADY OWNED BY BINARIANG AT A CASH OFFER PRICE OF RM15.60 PER SHARE ("PROPOSED TAKEOVER OFFER")**

Contents :

Attached is the Notification to the Shareholders of Maxis in respect of the Proposed Takeover Offer.

This announcement is dated 24 May 2007

advert25.05.07.pdf

Exemption File No.
082-34780

MAXIS COMMUNICATIONS BERHAD

(Company No: 158400-V)
(Incorporated in Malaysia)

NOTIFICATION TO THE SHAREHOLDERS OF MAXIS COMMUNICATIONS BERHAD ("MAXIS") IN RELATION TO CONDITIONAL TAKE-OVER OFFER BY BINARIANG GSM SDN BHD ("BINARIANG") THROUGH CIMB INVESTMENT BANK BERHAD (FORMERLY KNOWN AS *COMMERCE INTERNATIONAL* MERCHANT BANKERS BERHAD) TO ACQUIRE ALL VOTING SHARES IN MAXIS NOT ALREADY OWNED BY BINARIANG AT A CASH OFFER PRICE OF *RM15.60 PER SHARE*

We refer to the offer document dated 24 May 2007 by Binariang GSM Sdn Bhd ("Binariang" or "Offeror") through CIMB Investment Bank Berhad *(formerly known as Commerce International Merchant Bankers Berhad)* ("Offer Document"), which sets out details of the conditional take-over offer ("Offer"), to the shareholders of Maxis.

The Board of Directors of Maxis wishes to draw the attention of the shareholders of Maxis to Section 2.1 of the Offer Document, which states the following:

"Binariang will pay a cash consideration of RM15.60 for each Offer Share to Holders who accept the Offer.

Notwithstanding the provision in Section 1 of Appendix II of this Offer Document, if Maxis declares, makes or pays any dividend and/or other distributions before the Closing Date which Binariang is not entitled to retain, Binariang will reduce the Offer Price by the quantum of net dividend and/or other distributions."

The Board of Directors of Maxis wishes to highlight the following in relation to the Offer Price should the shareholders of Maxis approve the proposed final gross dividend of 30.14 Sen per Maxis Share (final net dividend of 22.00 Sen per Maxis Share) ("Proposed Final Dividend") at the forthcoming Annual General Meeting ("AGM") of the Company to be held on 29 May 2007:

1. For any shareholder of Maxis who decides to accept the Offer and transfers the Offer Shares to the Offeror's Central Depository System ("CDS") account on or before 31 May 2007, the Offeror will pay that shareholder RM15.60 for each Offer Share; and

2. For any shareholder of Maxis who decides to accept the Offer and transfers the Offer Shares to the Offeror's CDS account after 31 May 2007, the Offeror will pay that shareholder RM15.38 for each Offer Share, being the adjusted offer price after adjusting for final net dividend i.e. RM15.60 less 22.00 Sen.

Should the Proposed Final Dividend be approved by the shareholders at the AGM, payment of the final net dividend will be made on 20 June 2007 to depositors registered in the Record of Depositors at the close of business on 31 May 2007.

The Board of Directors of Maxis recommends that any shareholder who requires advice in relation to the Offer in the context of their individual investment objectives, financial situation or particular needs, should consult their respective stockbroker, bank manager, accountant, solicitor and or other professional adviser.

Please note that this notification is not a recommendation for the shareholders of Maxis to accept the Offer. You are advised to carefully read the Offer Document and the Independent Advice *Circular (which* is expected to be despatched to shareholders of Maxis by 3 June 2007) before making your decision whether to accept the Offer.

maxis.

www.maxis.com.my

Exemption File No. 082-34780

General Announcement
Reference No **MC-070524-73863**

Submitting Merchant Bank	:	**n/a**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**24/05/2007**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS")** **CONDITIONAL VOLUNTARY TAKE-OVER OFFER BY BINARIANG GSM SDN BHD FOR ALL VOTING SHARES OF MAXIS ("PROPOSED TAKEOVER OFFER")** **Disclosure Pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 ("Code") and Chapter 11 of the Listing Requirements of Bursa Malaysia Securities Berhad**

Contents :

We refer to the Proposed Takeover Offer.

During the Offer Period which commenced on 3 May 2007, an officer of Maxis, among others, has an obligation to disclose his/her dealings in the shares of Maxis ("the Offeree in relation to the Proposed Takeover Offer") to the Bursa Securities Malaysia Berhad("Bursa") (being the relevant stock exchange) and the Securities Commission. Bursa requires that the disclosures to Bursa shall be by way of an "Immediate Announcement" via theBursaLINK.

Maxis wishes to announce, on behalf of Mr Tan Lay Han , that Mr Tan Lay Han, an officer of Maxis, has on 24 May 2007 made a disclosure pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 and Paragraph 11.07 of the Listing Requirements of Bursa Malaysia Securities Berhad. A copy of Mr Tan Lay Han's disclosure is attached below.

Notice-tan lay han.pdf

Exemption File No.
082-34780

FOR PUBLIC RELEASE

24 May 2007

By fax/hand
03-2732 3263/ 2732 7316

Bursa Malaysia Securities Berhad
9th Floor, Exchange Square
Bukit Kewangan
50936 Kuala Lumpur

Attention: **Encik Johan Abdullah**

Dear Sir

CONDITIONAL VOLUNTARY TAKE OVER OFFER BY BINARIANG GSM SDN BHD ("Binariang") FOR ALL VOTING SHARES OF MAXIS COMMUNICATIONS BERHAD ("Maxis") ("OFFER")

I refer to the above and wish to inform you that I have been informed by Maxis that Binariang had, on 03 May 2007 served a notice of Offer onto the Board of Maxis to acquire all voting shares of Maxis. The Offer will be carried out in accordance with the Malaysian Code on Take-Overs and Mergers 1998 ("Code").

I have also been informed by Maxis that under Section 36 of the Code, I, as a Senior Officer of Maxis, am required to make the disclosure of the total number and price of all voting shares in Maxis which I have dealt in for my own account.

In accordance with Section 36(2) of the Code, I wish to append below details of all the transactions of voting shares in Maxis on my own account on 24 May 2007, details of which are as follows:

Date	Transaction	Quantity	Price (RM)
24 May 2007	Exercise	36,000	7.99
24 May 2007	Exercise	53,000	8.74

* Based on the date of notice of exercise delivered to the registrar of Maxis
** Based on exercise price of the options granted by Maxis pursuant to its employees' share option scheme in Maxis

Yours faithfully

Tan Lay Han

cc Y. Bhg Dato' Zarinah Anwar (Securities Commission) Fax: 03-6201 5158
Pn Dipak Kaur (Maxis Communications Berhad) Fax: 03-2330 0590
Mdm Yap Leng Kuen (The Star) Fax: 03-7957 0694
Mr Rajan Moses (The New Straits Times Press (M) Bhd) Fax: 03-2282 7600
Encik Azizi Othman (Berita Harian) Fax: 03-2282 4340
Encik Mowardi Mahmud (Utusan Malaysia) Fax: 03-9223 0957

RECEIVED
24 MAY 2007
Department

Exemption File No.
082-34780

General Announcement
Reference No **MC-070525-38689**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**25/05/2007**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS")** **CONDITIONAL VOLUNTARY TAKE-OVER OFFER BY BINARIANG GSM SDN BHD FOR ALL VOTING SHARES OF MAXIS ("PROPOSED TAKEOVER OFFER")** **Disclosure Pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 ("Code") and Chapter 11 of the Listing Requirements of Bursa Malaysia Securities Berhad**

Contents :

We refer to the Proposed Takeover Offer.

During the Offer Period which commenced on 3 May 2007, an officer who occupies or act in a senior managerial position in Maxis ("officer") among others, has an obligation to disclose his/her dealings in the shares of Maxis ("the Offeree in relation to the Proposed Takeover Offer") to the Bursa Securities Malaysia Berhad("Bursa") (being the relevant stock exchange) and the Securities Commission. Bursa requires that the disclosures to Bursa shall be by way of an "Immediate Announcement" via theBursaLINK.

Maxis wishes to announce, on behalf of Dr Nikolai Dobberstein , that Dr Nikolai Dobberstein, an officer of Maxis, has on 25 May 2007 made a disclosure pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 and Paragraph 11.07 of the Listing Requirements of Bursa Malaysia Securities Berhad. A copy of Dr Nikolai Dobberstein's disclosure is attached below.

Notice-nikolai.pdf

Exemption File No, 082-34780

FOR PUBLIC RELEASE

25.05.07

By fax/hand
03-2732 3263/ 2732 7316

Bursa Malaysia Securities Berhad
9th Floor, Exchange Square
Bukit Kewangan
50936 Kuala Lumpur

Attention: **Encik Johan Abdullah**

Dear Sir

CONDITIONAL VOLUNTARY TAKE OVER OFFER BY BINARIANG GSM SDN BHD ("Binariang") FOR ALL VOTING SHARES OF MAXIS COMMUNICATIONS BERHAD ("Maxis") ("OFFER")

I refer to the above and wish to inform you that I have been informed by Maxis that Binariang had, on 03 May 2007 served a notice of Offer onto the Board of Maxis to acquire all voting shares of Maxis. The Offer will be carried out in accordance with the Malaysian Code on Take-Overs and Mergers 1998 ("**Code**").

I have also been informed by Maxis that under Section 36 of the Code, I, as a Senior Officer of Maxis, am required to make the disclosure of the total number and price of all voting shares in Maxis which I have dealt in for my own account.

In accordance with Section 36(2) of the Code, I wish to append below details of all the transactions of voting shares in Maxis on my own account on 24 May 2007, details of which are as follows:

Date	Transaction	Quantity	Price (RM)
24.05.07	Exercise	52,000	7.85**

* Based on the date of notice of exercise delivered to the registrar of Maxis
** Based on exercise price of the options granted by Maxis pursuant to its employees' share option scheme in Maxis

Yours faithfully

Nikolai Dobbarstein

cc Y. Bhg Dato' Zarinah Anwar (Securities Commission) Fax: 03-6201 5158
Pn Dipak Kaur (Maxis Communications Berhad) Fax: 03-2330 0590
Mdm Yap Leng Kuen (The Star) Fax: 03-7937 0694
Mr Rajan Moses (The New Straits Times Press (M) Bhd) Fax: 03-2282 7600
Encik Azizi Othman (Berita Harian) Fax: 03-2282 4340
Encik Mowardi Mahmud (Utusan Malaysia) Fax: 03-9223 0957

RECEIVED 25 MAY 2007 Company Secretarial Department

Exemption File No. 082-34780

General Announcement
Reference No **MC-070528-36796**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**28/05/2007**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS") CONDITIONAL VOLUNTARY TAKE-OVER OFFER BY BINARIANG GSM SDN BHD FOR ALL VOTING SHARES OF MAXIS ("PROPOSED TAKEOVER OFFER") Disclosure Pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 ("Code") and Chapter 11 of the Listing Requirements of Bursa Malaysia Securities Berhad**

Contents :

We refer to the Proposed Takeover Offer.

During the Offer Period which commenced on 3 May 2007, an officer who occupies or act in a senior managerial position in Maxis ("officer") among others, has an obligation to disclose his/her dealings in the shares of Maxis ("the Offeree in relation to the Proposed Takeover Offer") to the Bursa Securities Malaysia Berhad("Bursa") (being the relevant stock exchange) and the Securities Commission. Bursa requires that the disclosures to Bursa shall be by way of an "Immediate Announcement" via theBursaLINK.

Maxis wishes to announce, on behalf of Mr Thomas Jurgen Schnitker, that Mr Thomas Jurgen Schnitker, an officer of Maxis, has on 25 May 2007 made a disclosure pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 and Paragraph 11.07 of the Listing Requirements of Bursa Malaysia Securities Berhad. A copy of Mr Thomas Jurgen Schnitker's disclosure is attached below.

Notice-tom.pdf

FOR PUBLIC RELEASE

25th May 2007

By fax/hand
03-2732 3263/ 2732 7316

Bursa Malaysia Securities Berhad
9th Floor, Exchange Square
Bukit Kewangan
50936 Kuala Lumpur

Attention: Encik Johan Abdullah

Dear Sir

CONDITIONAL VOLUNTARY TAKE OVER OFFER BY BINARIANG GSM SDN BHD ("Binariang") FOR ALL VOTING SHARES OF MAXIS COMMUNICATIONS BERHAD ("Maxis") ("OFFER")

I refer to the above and wish to inform you that I have been informed by Maxis that Binariang had, on 03 May 2007 served a notice of Offer onto the Board of Maxis to acquire all voting shares of Maxis. The Offer will be carried out in accordance with the Malaysian Code on Take-Overs and Mergers 1998 ("Code").

I have also been informed by Maxis that under Section 36 of the Code, I, as a Senior Officer of Maxis, am required to make the disclosure of the total number and price of all voting shares in Maxis which I have dealt in for my own account.

In accordance with Section 36(2) of the Code, I wish to append below details of all the transactions of voting shares in Maxis on my own account on 25/5/07 details of which are as follows:

Date	Transaction	Quantity		Price (RM)
25/5/07	Exercise of Esos*	52,000		7.85

* Based on the date of notice of exercise delivered to the registrar of Maxis
** Based on exercise price of the options granted by Maxis pursuant to its employees' share option scheme in Maxis

Yours faithfully
For Thomas Jurgen Schnitker

cc
Y. Bhg Dato' Zarinah Anwar (Securities Commission) Fax: 03-6201 5158
Pn Dipak Kaur (Maxis Communications Berhad) Fax: 03-2330 0590
Mdm Yap Leng Kuen (The Star) Fax: 03-7957 0694
Mr Rajan Moses (The New Straits Times Press (M) Bhd) Fax: 03-2282 7600
Encik Azizi Othman (Berita Harian) Fax: 03-2282 4340
Encik Mowardi Mahmud (Utusan Malaysia) Fax: 03-9223 0957

RECEIVED
25 MAY 2007
Company Secretarial Department

Exemption File No.
082-34780

General Announcement
Reference No **MC-070528-38514**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**28/05/2007**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS")** **CONDITIONAL VOLUNTARY TAKE-OVER OFFER BY BINARIANG GSM SDN BHD FOR ALL VOTING SHARES OF MAXIS ("PROPOSED TAKEOVER OFFER")** **Disclosure Pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 ("Code") and Chapter 11 of the Listing Requirements of Bursa Malaysia Securities Berhad**

Contents :

We refer to the Proposed Takeover Offer.

During the Offer Period which commenced on 3 May 2007, an officer who occupies or act in a senior managerial position in Maxis ("officer") / Director of Maxis subsidiaries, among others, has an obligation to disclose his/her dealings in the shares of Maxis ("the Offeree in relation to the Proposed Takeover Offer") to the Bursa Securities Malaysia Berhad("Bursa") (being the relevant stock exchange) and the Securities Commission. Bursa requires that the disclosures to Bursa shall be by way of an "Immediate Announcement" via theBursaLINK.

Maxis wishes to announce, on behalf of Mr Ying Siew Heng, an officer of Maxis and a Director of Maxis subsidiaries, that Mr Ying Siew Heng has on 28 May 2007 made a disclosure pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 and Paragraph 11.07 of the Listing Requirements of Bursa Malaysia Securities Berhad. A copy of Mr Ying Siew Heng's disclosure is attached below.

Notice-EY.pdf

28/05 '07 MON 10:06 FAX 603 23306188 COO OFFICE 001

Exemption File No.
082-34789

FOR PUBLIC RELEASE

28 May 2007

By fax/hand
03-2732 3263/ 2732 7316

Bursa Malaysia Securities Berhad
9th Floor, Exchange Square
Bukit Kewangan
50936 Kuala Lumpur

Attention: **Encik Johan Abdullah**

Dear Sir

CONDITIONAL VOLUNTARY OFFER BY BINARIANG GSM SDN BHD ("Binariang") FOR ALL VOTING SHARES OF MAXIS COMMUNICATIONS BERHAD ("Maxis") ("OFFER")

I refer to the above and wish to inform you that I have been informed by Maxis that Binariang had, on 03 May 2007 served a notice of Offer onto the Board of Maxis to acquire all voting shares of Maxis. The Offer will be carried out in accordance with the Malaysian Code on Take-Overs and Mergers 1998 ("Code").

I have also been informed by Maxis that under Section 36 of the Code, I, as a Director of Maxis' subsidiaries and Senior Officer of Maxis, am required to make the disclosure of the total number and price of all voting shares in Maxis which I have dealt in for my own account.

In accordance with Section 36(2) of the Code, I wish to append below details of all the transactions of voting shares in Maxis on my own account on 28 May 2007 details of which are as follows:

Date	Transaction	Quantity	Price (RM)
28 May 2007	Exercise of ESOS*	920,000	5.34**

* Based on the date of notice of exercise delivered to the registrar of Maxis
** Based on exercise price of the options granted by Maxis pursuant to its employees' share option scheme in Maxis

Yours faithfully

Ying Siew Heng

cc
Y. Bhg Dato' Zarinah Anwar (Securities Commission) Fax: 03-6201 5158
Pn Dipak Kaur (Maxis Communications Berhad) Fax: 03-2330 0590
Mdm Yap Leng Kuen (The Star) Fax: 03-7957 0694
Mr Rajan Moses (The New Straits Times Press (M) Bhd) Fax: 03-2282 7600
Encik Azizi Othman (Berita Harian) Fax: 03-2282 4340
Encik Mowardi Mahmud (Utusan Malaysia) Fax: 03-9223 0957

ENTERED
28 MAY 2007
Company Secretarial Department

General Announcement
Reference No **MC-070528-60986**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**28/05/2007**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS")** **CONDITIONAL VOLUNTARY TAKE-OVER OFFER BY BINARIANG GSM SDN BHD FOR ALL VOTING SHARES OF MAXIS ("PROPOSED TAKEOVER OFFER")** **Disclosure Pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 ("Code") and Chapter 11 of the Listing Requirements of Bursa Malaysia Securities Berhad**

Contents :

We refer to the Proposed Takeover Offer.

During the Offer Period which commenced on 3 May 2007, an officer who occupies or act in a senior managerial position in Maxis ("officer") among others, has an obligation to disclose his/her dealings in the shares of Maxis ("the Offeree in relation to the Proposed Takeover Offer") to the Bursa Securities Malaysia Berhad("Bursa") (being the relevant stock exchange) and the Securities Commission. Bursa requires that the disclosures to Bursa shall be by way of an "Immediate Announcement" via theBursaLINK.

Maxis wishes to announce, on behalf of En Azmi Bin Ujang, that En Azmi Bin Ujang, an officer of Maxis, has on 28 May 2007 made a disclosure pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 and Paragraph 11.07 of the Listing Requirements of Bursa Malaysia Securities Berhad. A copy of En Azmi Bin Ujang's disclosure is attached below.

Azmi-ESOS.pdf

Exemption File No.
082-34780

FOR PUBLIC RELEASE

Date: 28/05/2007

By fax/hand
03-2732 3263/ 2732 7316

Bursa Malaysia Securities Berhad
9th Floor, Exchange Square
Bukit Kewangan
50936 Kuala Lumpur

Attention: **Encik Johan Abdullah**

Dear Sir

CONDITIONAL VOLUNTARY TAKE OVER OFFER BY BINARIANG GSM SDN BHD ("Binariang") FOR ALL VOTING SHARES OF MAXIS COMMUNICATIONS BERHAD ("Maxis") ("OFFER")

I refer to the above and wish to inform you that I have been informed by Maxis that Binariang had, on 03 May 2007 served a notice of Offer onto the Board of Maxis to acquire all voting shares of Maxis. The Offer will be carried out in accordance with the Malaysian Code on Take-Overs and Mergers 1998 (**"Code"**).

I have also been informed by Maxis that under Section 36 of the Code, I, as a Senior Officer of Maxis, am required to make the disclosure of the total number and price of all voting shares in Maxis which I have dealt in for my own account.

In accordance with Section 36(2) of the Code, I wish to append below details of all the transactions of voting shares in Maxis on my own account on 28/05/2007, details of which are as follows:

Date	Transaction	Quantity	Price (RM)
28/05/2007	Exercise of ESOS	120,000	4.36**
28/05/2007	Exercise of ESOS	135,000	5.13**
28/05/2007	Exercise of ESOS	93,000	7.99**
28/05/2007	Exercise of ESOS	44,000	8.74**

* Based on the date of notice of exercise delivered to the registrar of Maxis
** Based on exercise price of the options granted by Maxis pursuant to its employees' share option scheme in Maxis

Yours faithfully

Azmi Bin Ujang

cc: Y. Bhg Dato' Zarinah Anwar (Securities Commission) Fax: 03-6201 5158
Pn Dipak Kaur (Maxis Communications Berhad) Fax: 03-2330 0590
Mdm Yap Leng Kuen (The Star) Fax: 03-7957 0694
Mr Rajan Moses (The New Straits Times Press (M) Bhd) Fax: 03-2282 7600
Encik Azizi Othman (Berita Harian) Fax: 03-2282 4340
Encik Mowardi Mahmud (Utusan Malaysia) Fax: 03-9223 0957

ENTERED
23 MAY 2007

Exemption File No. 082-34780

General Announcement
Reference No **MC-070529-36718**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**29/05/2007**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS") CONDITIONAL VOLUNTARY TAKE-OVER OFFER BY BINARIANG GSM SDN BHD FOR ALL VOTING SHARES OF MAXIS ("PROPOSED TAKEOVER OFFER") Disclosure Pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 ("Code") and Chapter 11 of the Listing Requirements of Bursa Malaysia Securities Berhad**

Contents :

We refer to the Proposed Takeover Offer.

During the Offer Period which commenced on 3 May 2007, an officer who occupies or act in a senior managerial position in Maxis ("officer") / Director of Maxis or its subsidiaries, among others, has an obligation to disclose his/her dealings in the shares of Maxis ("the Offeree in relation to the Proposed Takeover Offer") to the Bursa Securities Malaysia Berhad("Bursa") (being the relevant stock exchange) and the Securities Commission. Bursa requires that the disclosures to Bursa shall be by way of an "Immediate Announcement" via theBursaLINK.

Maxis wishes to announce, on behalf of YBhg Dato' Jamaludin Ibrahim, an officer of Maxis and a Director of Maxis and its subsidiaries, that YBhg Dato' Jamaludin Ibrahim has on 28 May 2007 made a disclosure pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 and Paragraph 11.07 of the Listing Requirements of Bursa Malaysia Securities Berhad. A copy of YBhg Dato' Jamaludin Ibrahim's disclosure is attached below.

Notice-dji.pdf

Exemption File No.
082-34789

FOR PUBLIC RELEASE

RECEIVED

28 May 2007

By fax/hand
03-2732 3263/ 2732 7316

Bursa Malaysia Securities Berhad
9th Floor, Exchange Square
Bukit Kewangan
50936 Kuala Lumpur

ENTERED
28 MAY 2007
Company Secretarial Department

Attention: **Encik Johan Abdullah**

Dear Sir

CONDITIONAL VOLUNTARY OFFER BY BINARIANG GSM SDN BHD ("Binariang") FOR ALL VOTING SHARES OF MAXIS COMMUNICATIONS BERHAD ("Maxis") ("OFFER")

I refer to the above and wish to inform you that I have been informed by Maxis that Binariang had, on 03 May 2007 served a notice of Offer onto the Board of Maxis to acquire all voting shares of Maxis. The Offer will be carried out in accordance with the Malaysian Code on Take-Overs and Mergers 1998 ("Code").

I have also been informed by Maxis that under Section 36 of the Code, I, as a Senior Officer and a Director of Maxis and its subsidiaries, am required to make the disclosure of the total number and price of all voting shares in Maxis which I have dealt in for my own account.

In accordance with Section 36(2) of the Code, I wish to append below details of all the transactions of voting shares in Maxis on my own account on 28 May 2007 details of which are as follows:

Date	Transaction	Quantity	Price (RM)
28 May 2007	Exercise of ESOS*	150,183	4.36**
28 May 2007	Exercise of ESOS*	83,000	8.05**
28 May 2007	Exercise of ESOS*	304,000	8.15**
28 May 2007	Exercise of ESOS*	331,000	8.69**

* Based on the date of notice of exercise delivered to the registrar of Maxis

** Based on exercise price of the options granted by Maxis pursuant to its employees' share option scheme in Maxis

Yours faithfully

Dato' Jamaludin Ibrahim

cc Y. Bhg Dato' Zarinah Anwar (Securities Commission) Fax: 03-6201 5158
Pn Dipak Kaur (Maxis Communications Berhad) Fax: 03-2330 0590
Mdm Yap Leng Kuen (The Star) Fax: 03-7957 0694
Mr Rajan Moses (The New Straits Times Press (M) Bhd) Fax: 03-2282 7600
Encik Azizi Othman (Berita Harian) Fax: 03-2282 4340
Encik Mowardi Mahmud (Utusan Malaysia) Fax: 03-9223 0957

General Announcement
Reference No **MC-070529-36378**

Exemption File No.
082-34780

Company Name	: **MAXIS COMMUNICATIONS BERHAD**
Stock Name	: **MAXIS**
Date Announced	: **29/05/2007**

Type	: **Announcement**
Subject	: **MAXIS COMMUNICATIONS BERHAD ("MAXIS") CONDITIONAL VOLUNTARY TAKE-OVER OFFER BY BINARIANG GSM SDN BHD FOR ALL VOTING SHARES OF MAXIS ("PROPOSED TAKEOVER OFFER") Disclosure Pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 ("Code") and Chapter 11 of the Listing Requirements of Bursa Malaysia Securities Berhad**

Contents :

We refer to the Proposed Takeover Offer.

During the Offer Period which commenced on 3 May 2007, an officer who occupies or act in a senior managerial position in Maxis ("officer") / Director of Maxis subsidiaries, among others, has an obligation to disclose his/her dealings in the shares of Maxis ("the Offeree in relation to the Proposed Takeover Offer") to the Bursa Securities Malaysia Berhad("Bursa") (being the relevant stock exchange) and the Securities Commission. Bursa requires that the disclosures to Bursa shall be by way of an "Immediate Announcement" via theBursaLINK.

Maxis wishes to announce, on behalf of Pn Rossana Rashidi, an officer of Maxis and a Director of Maxis subsidiaries, that Pn Rossana Rashidi has on 28 May 2007 made a disclosure pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 and Paragraph 11.07 of the Listing Requirements of Bursa Malaysia Securities Berhad. A copy of Pn Rossana Rashidi's disclosure is attached below.

Notice-Rossana.pdf

Exemption File No, 082-34729

FOR PUBLIC RELEASE

28 May 2007

By fax/hand
03-2732 3263/ 2732 7316

Bursa Malaysia Securities Berhad
9th Floor, Exchange Square
Bukit Kewangan
50936 Kuala Lumpur

Attention: **Encik Johan Abdullah**

Dear Sir

CONDITIONAL VOLUNTARY OFFER BY BINARIANG GSM SDN BHD ("Binariang") FOR ALL VOTING SHARES OF MAXIS COMMUNICATIONS BERHAD ("Maxis") ("OFFER")

I refer to the above and wish to inform you that I have been informed by Maxis that Binariang had, on 03 May 2007 served a notice of Offer onto the Board of Maxis to acquire all voting shares of Maxis. The Offer will be carried out in accordance with the Malaysian Code on Take-Overs and Mergers 1998 ("Code").

I have also been informed by Maxis that under Section 36 of the Code, I, as a Director of Maxis' subsidiaries and Senior Officer of Maxis, am required to make the disclosure of the total number and price of all voting shares in Maxis which I have dealt in for my own account.

In accordance with Section 36(2) of the Code, I wish to append below details of all the transactions of voting shares in Maxis on my own account on 28 May 2007 details of which are as follows:

Date	Transaction	Quantity	Price (RM)
28 May 2007	Exercise of ESOS*	108,000	5.13
28 May 2007	Exercise of ESOS*	78,000	7.99
28 May 2007	Exercise of ESOS*	63,000	8.74

* Based on the date of notice of exercise delivered to the registrar of Maxis
** Based on exercise price of the options granted by Maxis pursuant to its employees' share option scheme in Maxis

Yours faithfully

Rossana Rashidi

cc Y. Bhg Dato' Zarinah Anwar (Securities Commission) Fax: 03-6201 5158
Pn Dipak Kaur (Maxis Communications Berhad) Fax: 03-2330 0590
Mdm Yap Leng Kuen (The Star) Fax: 03-7957 0694
Mr Rajan Moses (The New Straits Times Press (M) Bhd) Fax: 03-2282 7600
Encik Azizi Othman (Berita Harian) Fax: 03-2282 4340
Encik Mowardi Mahmud (Utusan Malaysia) Fax: 03-9223 0957

RECEIVED 2? MAY 2007 Company Secretarial Department

Exemption File No.
082-34780

General Announcement
Reference No **MC-070528-37154**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**29/05/2007**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("Maxis" or "the Company") - Results of the Twentieth Annual General Meeting ("20th AGM") and Extraordinary General Meeting ("EGM") held on 29 May 2007**

Contents :

The Board of Directors of Maxis is pleased to announce that at the 20th AGM and EGM held today, all of the resolutions (please refer to the Company's announcement dated 6 May 2007 in relation to the Notices of the 20th AGM and EGM both dated 7 May 2007, and the details of the resolutions tabled before both meetings) were duly passed.

This announcement is dated 29 May 2007

Exemption File No.
082-34780

General Announcement
Reference No **MC-070531-40155**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**31/05/2007**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS") CONDITIONAL VOLUNTARY TAKE-OVER OFFER BY BINARIANG GSM SDN BHD FOR ALL VOTING SHARES OF MAXIS ("PROPOSED TAKEOVER OFFER") Disclosure Pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 ("Code") and Chapter 11 of the Listing Requirements of Bursa Malaysia Securities Berhad**

Contents :

We refer to the Proposed Takeover Offer.

During the Offer Period which commenced on 3 May 2007, the major shareholder among others, have an obligation to disclose their dealings in the shares of Maxis ("the Offeree in relation to the Proposed Takeover Offer") to the Bursa Securities Malaysia Berhad ("Bursa") (being the relevant stock exchange) and the Securities Commission. Bursa requires that the disclosures to Bursa shall be by way of an "Immediate Announcement" via theBursaLINK.

Maxis wishes to announce, on behalf of Employees Provident Fund Board ("EPF"), that EPF, a major shareholder of Maxis, has on 31 May 2007 made a disclosure pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 and Paragraph 11.07 of the Listing Requirements of Bursa Malaysia Securities Berhad. A copy of EPF's disclosure is attached below.

EPF-31 May 07.pdf

Exemption File No.
032-04780

EMPLOYEES PROVIDENT FUND BOARD
CENTRAL DEPOSITORY AND
CORPORATE LEGAL & COMPLIANCE SECTION
19TH FLOOR EPF BUILDING
JALAN RAJA LAUT
50350 KUALA LUMPUR

Tel
Fax

Your Ref

Our Ref 9/3/10-7023-69A

Date 31 May 2007

By fax/hand
03-2732 3263/2732 7316

Bursa Malaysia Securities Berhad
9th Floor, Exchange Square
Bukit Kewangan
50936 Kuala Lumpur

Attention : Encik Johan Abdullah

Dear Sirs,

CONDITIONAL VOLUNTARY OFFER BY BINARIANG GSM SDN BHD ("BINARIANG") FOR ALL VOTING SHARES OF MAXIS COMMUNICATIONS BERHAD ("Maxis") ("OFFER")

We refer to the above and wish to inform that we have been informed by Maxis that Binariang had on 03rd May 2007 served a notice of Offer onto the Board of Maxis to acquire all voting shares of Maxis. The Offer will be carried out in accordance with the Malaysian Code on Take-Overs and Mergers 1998 ("Code").

We, have also been informed by Maxis that under Section 36 of the Code we, as a Major shareholder to Maxis required to make the disclosure of the total number and price of all voting shares in Maxis which we have dealt in for our own account.

In accordance with Section 36(2) of the Code, we wish to append below details of all the transactions in voting shares in Maxis on our own account on 04 May 2007, details of which are as follows :

Date	Counter	Transaction	Quantity	Price
30 May 2007	EPF Board	Acquired	1,394,600	15.20

* Based on the date of notice of exercise delivered to the register of Maxis
** Based on exercise price of the options granted by Maxis pursuant to its employees' share option scheme in Maxis

...2/

Exemption File No.
082-3-?780

Yours faithfully,
For Employees Provident Fund Board

KAMAL DAUD
Deputy Manager
Corporate Legal & Compliance Section
Legal Department

c.c:	Y. Bhg. Dato' Zarinah Anwar (Securities Commission)	Fax: 03-6201 5158
	Pn. Dipak Kaur (Maxis Communications Berhad)	Fax: 03-2330 0590
	Mr. Rajan Moses (The New Straits Times Press (M) Bhd)	Fax: 03-22827600
	Madam Yap Leng Kuen (The Star)	Fax: 03-7957 0694
	Encik Azizi Othman (Berita Harian)	Fax: 03-2282 4340
	Encik Mowardi Mahmud (Utusan Malaysia)	Fax: 03-9223 0957

Circular
Reference No **JM-070601-61376**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	01/06/2007
Subject	:	**INDEPENDENT ADVICE CIRCULAR TO THE SHAREHOLDERS OF MAXIS COMMUNICATIONS BERHAD IN RELATION TO THE CONDITIONAL TAKE-OVER OFFER BY BINARIANG GSM SDN BHD THROUGH CIMB INVESTMENT BANK BERHAD (FORMERLYKNOWNAS COMMERCE INTERNATIONAL MERCHANTBANKERS BERHAD) TO ACQUIRE ALL THE VOTING SHARES IN MAXIS COMMUNICATIONS BERHAD ("OFFER SHARES") AT A CASH OFFER PRICE OF RM15.60 FOR EACH OFFER SHARE**

Contents :

MAXIS-Cover -Definitions-Contents-Part A-Part B.pdf MAXIS-Appendix I to IV.pdf

General Announcement
Reference No **MC-070604-44356**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**04/06/2007**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS") CONDITIONAL VOLUNTARY TAKE-OVER OFFER BY BINARIANG GSM SDN BHD FOR ALL VOTING SHARES OF MAXIS ("PROPOSED TAKEOVER OFFER") Disclosure Pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 ("Code") and Chapter 11 of the Listing Requirements of Bursa Malaysia Securities Berhad**

Contents :

We refer to the Proposed Takeover Offer.

During the Offer Period which commenced on 3 May 2007, the major shareholder among others, have an obligation to disclose their dealings in the shares of Maxis ("the Offeree in relation to the Proposed Takeover Offer") to the Bursa Securities Malaysia Berhad ("Bursa") (being the relevant stock exchange) and the Securities Commission. Bursa requires that the disclosures to Bursa shall be by way of an "Immediate Announcement" via theBursaLINK.

Maxis wishes to announce, on behalf of Employees Provident Fund Board ("EPF"), that EPF, a major shareholder of Maxis, has on 4 June 2007 made a disclosure pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 and Paragraph 11.07 of the Listing Requirements of Bursa Malaysia Securities Berhad. A copy of EPF's disclosure is attached below.

EPF 04062007.pdf

9/3/10-7023-69A

04 June 2007

By fax/hand
03-2732 3263/2732 7316

Bursa Malaysia Securities Berhad
9th Floor, Exchange Square
Bukit Kewangan
50936 Kuala Lumpur

Attention : Encik Johan Abdullah

Dear Sirs,

CONDITIONAL VOLUNTARY OFFER BY BINARIANG GSM SDN BHD ("BINARIANG") FOR ALL VOTING SHARES OF MAXIS COMMUNICATIONS BERHAD ("Maxis") ("OFFER")

We refer to the above and wish to inform that we have been informed by Maxis that Binariang had on 03rd May 2007 served a notice of Offer onto the Board of Maxis to acquire all voting shares of Maxis. The Offer will be carried out in accordance with the Malaysian Code on Take-Overs and Mergers 1998 ("Code").

We, have also been informed by Maxis that under Section 36 of the Code we, as a Major shareholder to Maxis required to make the disclosure of the total number and price of all voting shares in Maxis which we have dealt in for our own account.

In accordance with Section 36(2) of the Code, we wish to append below details of all the transactions in voting shares in Maxis on our own account on **01 June 2007**, details of which are as follows :

Date	Counter	Transaction	Quantity	Price
01 June 2007	EPF Board	Acquired	600,000	15.20

* Based on the date of notice of exercise delivered to the register of Maxis
** Based on exercise price of the options granted by Maxis pursuant to its employees' share option scheme in Maxis

...2/

Yours faithfully,
For Employees Provident Fund Board

AZNI IZZAH ABD AZIZ
Legal officer
Corporate Legal & Compliance Section
Legal Department

c.c:	Y. Bhg. Dato' Zarinah Anwar (Securities Commission)	Fax: 03-6201 5158
	Pn. Dipak Kaur (Maxis Communications Berhad)	Fax: 03-2330 0590
	Mr. Rajan Moses (The New Straits Times Press (M) Bhd)	Fax: 03-22827600
	Madam Yap Leng Kuen (The Star)	Fax: 03-7957 0694
	Encik Azizi Othman (Berita Harian)	Fax: 03-2282 4340
	Encik Mowardi Mahmud (Utusan Malaysia)	Fax: 03-9223 0957

General Announcement
Reference No **MC-070605-66877**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**05/06/2007**

Type	:	**Announcement**
Subject	:	**CONDITIONAL TAKE-OVER OFFER BY BINARIANG GSM SDN BHD ("BINARIANG") THROUGH CIMB INVESTMENT BANK BERHAD (FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD) ("CIMB") TO ACQUIRE ALL THE VOTING SHARES IN MAXIS COMMUNICATIONS BERHAD ("MAXIS" OR "COMPANY") ("OFFER SHARES") AT A CASH OFFER PRICE OF RM15.60 FOR EACH OFFER SHARE ("OFFER")**

Contents :

Maxis wishes to announce that it received on 5 June 2007 the attached press notice from CIMB, on behalf of Binariang, in relation to the Offer.

This announcement is dated 5 June 2007.

Conditional Take-over offer 05062007.pdf

Exemption File No.
082-34780

CIMB

FOR IMMEDIATE RELEASE

5 June 2007

To : Bursa Malaysia Securities Berhad

Attention : Encik Johan Abdullah

BINARIANG GSM SDN BHD ("BINARIANG")

CONDITIONAL TAKE-OVER OFFER BY BINARIANG THROUGH CIMB INVESTMENT BANK BERHAD (*FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD*) ("CIMB") TO ACQUIRE ALL THE VOTING SHARES IN MAXIS COMMUNICATIONS BERHAD ("MAXIS") ("OFFER SHARES") AT A CASH OFFER PRICE OF RM15.60 FOR EACH OFFER SHARE ("OFFER")

We refer to the Offer Document dated 24 May 2007 for the Offer.

On behalf of Binariang, we wish to announce that the Securities Commission ("SC") has, vide its letter dated 4 June 2007, approved the Offer under the Guidelines on Acquisition of Interests, Mergers and Take-Overs by Local and Foreign Interests issued by the Foreign Investment Committee subject to the following conditions:

(i) Approval from the Minister of Energy, Water and Communications ("MEWC"), in respect of the telecommunication licences issued to companies in the Maxis group, in connection with the Offer; and

(ii) CIMB / Binariang is to inform the SC as soon as the Offer is completed.

In respect of condition (i) above, the Malaysian Communications and Multimedia Commission ("MCMC"), being the regulator within the MEWC, has vide its letter dated 4 June 2007, stated that approval for the Offer by the MEWC is not required under the terms of the licences issued to the subsidiaries of Maxis that are licensed under the Communications and Multimedia Act 1998 ("Maxis Licensees") and the spectrum assignment awarded to UMTS (Malaysia) Sdn Bhd ("UMTS") as the Offer will not result in any changes to the current shareholding structure of the Maxis Licensees and UMTS. However, Binariang is required to update the MCMC on the shareholding structure of the Maxis Licensees, UMTS and Maxis upon completion of the Offer. Binariang will simultaneously notify the MEWC of the shareholding structure of the Maxis Licensees, UMTS and Maxis, as required under the terms of the licences issued to the Maxis Licensees and UMTS.

As such, the only outstanding condition in respect of the Offer is for Binariang to receive valid acceptances (on or before the closing date of the Offer provided that they are not, where permitted, subsequently withdrawn) in respect of the Offer Shares from the holders of the Offer Shares which would result in Binariang holding in aggregate, (together with such voting shares in Maxis that are already acquired, held or entitled to be acquired or held by Binariang, if any), more than 50% of the voting shares in Maxis.

Yours faithfully
for CIMB Investment Bank Berhad

Ong Liang Heng
Head/Director
Corporate Finance

Eric Cheong
Director
Corporate Finance

CIMB Investment Bank Berhad (18417-M) (formerly known as Commerce International Merchant Bankers Berhad)
(A Participating Organisation of Bursa Malaysia Securities Berhad)
10th Floor Bangunan CIMB Jalan Semantan Damansara Heights 50490 Kuala Lumpur P O Box 12362 50776 Kuala Lumpur Malaysia
Telephone (603) 2084 8888 Facsimile (603) 2084 8899 www.cimb.com

Exemption File No.
082-34780

cc.:-

		Fax No.
YBhg. Dato' Zarinah Anwar	(Securities Commission)	03- 6201 5158
Ms Sasha Anthony	(Binariang)	03- 2380 6500
Ms Dipak Kaur Sangat Singh	(Maxis Communications Berhad)	03- 2330 0590
En Azizi Othman	(Berita Harian)	03- 2282 4340
En Mawardi Mahmud	(Utusan Malaysia & Utusan Melayu)	03- 9223 0957
Mdm Yap Leng Kuen	(The Star)	03- 7957 0694
Mr Leong Koon Choy	(Bernama)	03- 2694 9636
Mr Rajan Moses	(The New Straits Time Press (M) Bhd)	03- 2282 7600
Mr Toh Lye Huat	(The Sun)	03- 7785 2625
Ms Pauline Ng	(Business Times Singapore Press Holdings)	03- 2164 6439
Ms Sin Wai Yeng	(The China Press Berhad)	03- 2289 6113
Mr Michael Hu	(Nanyang Siang Pau Sdn Bhd)	03- 7872 6993
Ms Low Sow Wan	(Sin Chew Jit Poh (Malaysia))	03- 7955 8379

Exemption File No.
032-34780

General Announcement
Reference No **MC-070606-65779**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**06/06/2007**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS")** **CONDITIONAL VOLUNTARY TAKE-OVER OFFER BY BINARIANG GSM SDN BHD FOR ALL VOTING SHARES OF MAXIS ("PROPOSED TAKEOVER OFFER")** **Disclosure Pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 ("Code") and Chapter 11 of the Listing Requirements of Bursa Malaysia Securities Berhad**

Contents :

We refer to the Proposed Takeover Offer.

During the Offer Period which commenced on 3 May 2007, the major shareholder among others, have an obligation to disclose their dealings in the shares of Maxis ("the Offeree in relation to the Proposed Takeover Offer") to the Bursa Securities Malaysia Berhad ("Bursa") (being the relevant stock exchange) and the Securities Commission. Bursa requires that the disclosures to Bursa shall be by way of an "Immediate Announcement" via theBursaLINK.

Maxis wishes to announce, on behalf of Employees Provident Fund Board ("EPF"), that EPF, a major shareholder of Maxis, has on 6 June 2007 made a disclosure pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 and Paragraph 11.07 of the Listing Requirements of Bursa Malaysia Securities Berhad. A copy of EPF's disclosure is attached below.

EPF 06062007.pdf

Exemption File No.
082-34780

9/3/10 7023-69A

06 June 2007

By fax/hand
03-2732 3263/2732 7316

RECEIVED

Bursa Malaysia Securities Berhad
9th Floor, Exchange Square
Bukit Kewangan
50936 Kuala Lumpur

Attention : Encik Johan Abdullah

Dear Sirs,

CONDITIONAL VOLUNTARY OFFER BY BINARIANG GSM SDN BHD ("BINARIANG") FOR ALL VOTING SHARES OF MAXIS COMMUNICATIONS BERHAD ("Maxis") ("OFFER")

We refer to the above and wish to inform that we have been informed by Maxis that Binariang had on 03rd May 2007 served a notice of Offer onto the Board of Maxis to acquire all voting shares of Maxis. The Offer will be carried out in accordance with the Malaysian Code on Take-Overs and Mergers 1998 ("Code").

We, have also been informed by Maxis that under Section 36 of the Code we, as a Major shareholder to Maxis required to make the disclosure of the total number and price of all voting shares in Maxis which we have dealt in for our own account.

In accordance with Section 36(2) of the Code, we wish to append below details of all the transactions in voting shares in Maxis on our own account on **04 June 2007**, details of which are as follows :

Date	Counter	Transaction	Quantity	Price
04 June 2007	EPF Board (Shares managed by Portfolio Manager- SBB Asset Management Sdn Bhd)	Disposal	4,645,100	15.38

* Based on the date of notice of exercise delivered to the register of Maxis
** Based on exercise price of the options granted by Maxis pursuant to its employees' share option scheme in Maxis

...2/

Exemption File No. 082-34780

Yours faithfully,
For Employees Provident Fund Board

KAMAL DAUD
Deputy Manager
Corporate Legal & Compliance Section
Legal Department

c.c:	Y. Bhg. Dato' Zarinah Anwar (Securities Commission)	Fax: 03-6201 5158
	Pn. Dipak Kaur (Maxis Communications Berhad)	Fax: 03-2330 0590
	Mr. Rajan Moses (The New Straits Times Press (M) Bhd)	Fax: 03-27827600
	Madam Yap Leng Kuen (The Star)	Fax: 03-7957 0694
	Encik Azizi Othman (Berita Harian)	Fax: 03-2282 4340
	Encik Mowardi Mahmud (Utusan Malaysia)	Fax: 03-9223 0957

Exemption File No. 082-34780

General Announcement
Reference No **MC-070607-60206**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**08/06/2007**

Type	:	**Announcement**
Subject	:	**CONDITIONAL TAKE-OVER OFFER BY BINARIANG GSM SDN BHD ("BINARIANG") THROUGH CIMB INVESTMENT BANK BERHAD (FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD) ("CIMB") TO ACQUIRE ALL THE VOTING SHARES IN MAXIS COMMUNICATIONS BERHAD ("MAXIS" OR "COMPANY") ("OFFER SHARES") AT A CASH OFFER PRICE OF RM15.60 FOR EACH OFFER SHARE ("OFFER")**

Contents :

Maxis wishes to announce that it received on 8 June 2007 the attached press notice from CIMB, on behalf of Binariang, informing, *inter alia*, that the Offer has become unconditional today.

This announcement is dated 8 June 2007.

Binariang press 080706.pdf

CIMB

FOR IMMEDIATE RELEASE

8 June 2007

To : Bursa Malaysia Securities Berhad

Attention : Encik Johan Abdullah

BINARIANG GSM SDN BHD ("BINARIANG")

CONDITIONAL TAKE-OVER OFFER BY BINARIANG THROUGH CIMB INVESTMENT BANK BERHAD *(FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD)* TO ACQUIRE ALL THE VOTING SHARES IN MAXIS COMMUNICATIONS BERHAD ("MAXIS") ("OFFER SHARES") AT A CASH OFFER PRICE OF RM15.60 FOR EACH OFFER SHARE ("OFFER")

We refer to the offer document dated 24 May 2007 ("**Offer Document**") for the Offer and our public release dated 5 June 2007 in relation to the Offer.

On behalf of Binariang, we wish to announce that as at 8 June 2007, Binariang has received valid acceptances from the holders of the Offer Shares, resulting in Binariang holding in aggregate, (together with such voting shares in Maxis ("**Maxis Shares**") that are already acquired, held or entitled to be acquired or held by Binariang), more than 50% of the voting shares of Maxis. Accordingly, the Offer has become unconditional on 8 June 2007 ("**Unconditional Date**").

The detailed disclosure of the shareholding position and level of acceptances of the Offer as at 12.00 p.m. (Malaysian time) on 8 June 2007, in accordance with the requirement of Section 25(1) of the Malaysian Code on Take-Overs and Mergers 1998 ("**Code**") are set out in Table 1.

Holders of Offer Shares who have yet to accept the Offer are advised to refer to the Offer Document for the terms, conditions and procedures for acceptance of the Offer, should they wish to accept the Offer. The closing date of the Offer has been extended from 5.00 p.m. (Malaysian time) on 14 June 2007 to **5.00 p.m. (Malaysian time) on 22 June 2007** ("**2nd Closing Date**"), being 14 days from the Unconditional Date, or such later date(s) as we may announce on behalf of Binariang. Binariang intends to close the Offer on the 2nd Closing Date. However, depending on the level of acceptances, Binariang may extend the Offer beyond the 2nd Closing Date in accordance with the provisions of the Code.

CIMB Investment Bank Berhad (18417-M) (formerly known as Commerce International Merchant Bankers Berhad)
10th Floor Bangunan CIMB Jalan Semantan Damansara Heights 50490 Kuala Lumpur P O Box 12362 50776 Kuala Lumpur Malaysia
Telephone (603) 2084 8888 Facsimile (603) 2084 8899 www cimb.com

Yours faithfully
for CIMB Investment Bank Berhad

Ong Liang Heng
Head/Director
Corporate Finance

Lim Bun Hwa
Manager
Corporate Finance

cc :

		Fax No.
YBhg. Dato' Zarinah Anwar	(Securities Commission)	03- 6201 5158
Ms Sasha Anthony	(Binariang)	03- 2380 6500
Ms Dipak Kaur Sangat Singh	(Maxis Communications Berhad)	03- 2330 0590
En Azizi Othman	(Berita Harian)	03- 2282 4340
En Mawardi Mahmud	(Utusan Malaysia & Utusan Melayu)	03- 9223 0957
Mdm Yap Leng Kuen	(The Star)	03- 7957 0694
Mr Leong Koon Choy	(Bernama)	03- 2694 9636
Mr Rajan Moses	(The New Straits Time Press (M) Bhd)	03- 2282 7600
Mr Toh Lye Huat	(The Sun)	03- 7785 2625
Ms Pauline Ng	(Business Times Singapore Press Holdings)	03- 2164 6439
Ms Sin Wai Yeng	(The China Press Berhad)	03- 2289 6110
Mr Michael Ho	(Nanyang Siang Pau Sdn Bhd)	03- 7872 6993
Ms Low Sow Wan	(Sin Chew Jit Poh (Malaysia))	03- 7955 8379

Table 1

	Number of Maxis Shares	% of issued and paid-up Maxis Shares*
(i) Maxis Shares held by Binariang at the time of posting of the Offer Document on 24 May 2007 ("**Posting Date**")	-	-
(ii) Maxis Shares for which acceptances of the Offer (which are complete and valid in all respects) have been received by Binariang after the Posting Date and up to 12.00 p.m. on the Unconditional Date from the following:		
(a) persons acting in concert with Binariang (in accordance with Section 33 of the Securities Commission Act, 1993) for the Offer ("**PACs**"); and	1,507,081,639	59.04
(b) holders of Offer Shares (other than the PACs)	71,600,406	2.80
	1,578,682,045	61.84
Maxis Shares held by Binariang and the PACs as at the Posting Date	1,507,581,639	59.06
Maxis Shares acquired or agreed to be acquired (other than Maxis Shares for which acceptances of the Offer have been received) by Binariang and the PACs between 3 May 2007, being the date of the Notice of the Offer, and up to 12.00 p.m. on the Unconditional Date	-	-

Note:

* *Based on the issued and paid-up share capital of Maxis as at 7 June 2007 of 2,552,781,183 Maxis Shares*

Exemption File No.
082-34780

General Announcement
Reference No **MC-070612-42869**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**12/06/2007**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS") CONDITIONAL VOLUNTARY TAKE-OVER OFFER BY BINARIANG GSM SDN BHD FOR ALL VOTING SHARES OF MAXIS ("PROPOSED TAKEOVER OFFER") Disclosure Pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 ("Code") and Chapter 11 of the Listing Requirements of Bursa Malaysia Securities Berhad**

Contents :

We refer to the Proposed Takeover Offer.

During the Offer Period which commenced on 3 May 2007, the persons connected to Maxis among others, have an obligation to disclose their dealings in the shares of Maxis ("the Offeree in relation to the Proposed Takeover Offer") to the Bursa Securities Malaysia Berhad ("Bursa") (being the relevant stock exchange) and the Securities Commission. Bursa requires that the disclosures to Bursa shall be by way of an "Immediate Announcement" via theBursaLINK.

Attached a letter dated 12 June 2007 to Bursa in relation to a disclosure made by PB Trustee, a person connected to Maxis, pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998

Notice-PB Trustee.pdf

12-JUN-2007 10:04 FROM PB TRUSTEE SERVICES BHD TO 23300590

Exemption File No. 032-34780

PB TRUSTEE SERVICES BERHAD
(7064-T)
في بي ترستي سرويسيس برهد 大衆信託服務

12 June 2007

Bursa Malaysia Securities Berhad
9th Floor, Exchange Square
Bukit Kewangan
50936 Kuala Lumpur

by fax: 2732 3263
and hand

Attn: Encik Johan Abdullah

Dear Sir,

CONDITIONAL VOLUNTARY TAKE OVER OFFER BY BINARIANG GSM SDN BHD ("Binariang") FOR ALL VOTING SHARES OF MAXIS COMMUNICATIONS BERHAD ("Maxis") ("Offer")

We refer to the above and wish to inform you that we have been informed by Maxis that Binariang had, on 03 May 2007 served a Notice of Offer onto the Board of Maxis to acquire all voting shares of Maxis. The Offer will be carried out in accordance with the Malaysian Code on Take-Overs and Mergers 1998 ("Code").

We have also been informed by Maxis that under Section 36 of the Code, we as a connected person to Maxis are required to make the disclosure of the total number and price of all voting shares in Maxis which we have dealt in for the account of our unit trust clients.

In accordance with Section 36(2) of the Code, we wish to append below details of all the transactions of voting shares in Maxis on our account on 3 May 2007, details of which are as follows:

Date	Transaction	Quantity	Price (RM)
24/5/07	Sold	50,000	15.30

We advise that there are no transactions after 24/5/07.

Yours faithfully
for PB Trustee Services Berhad

....
Ng Siew Chin (Ms)
Manager

RECEIVED 12 JUN 2007 Company Secretarial Department

Exemption File No.
082-34780

PB TRUSTEE SERVICES BERHAD
(7968-T)
في بي ترستي سرويسيس برهد 大衆信託服務

cc

cc	Y. Bhg Dato' Zarinah Anwar (Securities Commission)	Fax: 03-6201 5158
	Pn Dipak Kaur (Maxis Communications Berhad)	Fax: 03-2330 0590
	Mdm Yap Leng Kuen (The Star)	Fax: 03-7957 0694
	Mr Rajan Moses (The New Straits Times Press (M) Bhd)	Fax: 03-2282 7600
	Encik Azizi Othman (Berita Harian)	Fax: 03-2282 4330
	Encik Mowardi Mahmud (Utusan Malaysia)	Fax: 03-9223 0957

General Announcement
Reference No **MC-070613-69412**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**13/06/2007**

Type	:	**Announcement**
Subject	:	**CONDITIONAL TAKE-OVER OFFER BY BINARIANG GSM SDN BHD ("BINARIANG") THROUGH CIMB INVESTMENT BANK BERHAD (FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD) ("CIMB") TO ACQUIRE ALL THE VOTING SHARES IN MAXIS COMMUNICATIONS BERHAD ("MAXIS" OR "COMPANY") ("OFFER SHARES") AT A CASH OFFER PRICE OF RM15.60 FOR EACH OFFER SHARE ("OFFER")**

Contents :

Maxis wishes to announce that it received on 13 June 2007 the attached press notice from CIMB, on behalf of Binariang, informing inter alia that Binariang has received valid and complete acceptances exceeding 75% of the issued and paid up capital of Maxis..

This announcement is dated 13 June 2007.

Binariang press release 130607.pdf

Exemption File No.
082-34780

CIMB

FOR IMMEDIATE RELEASE

13 June 2007

To : Bursa Malaysia Securities Berhad

Attention : Encik Johan Abdullah

BINARIANG GSM SDN BHD ("BINARIANG")

CONDITIONAL TAKE-OVER OFFER BY BINARIANG THROUGH CIMB INVESTMENT BANK BERHAD *(FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD)* TO ACQUIRE ALL THE VOTING SHARES IN MAXIS COMMUNICATIONS BERHAD ("MAXIS") ("OFFER SHARES") AT A CASH OFFER PRICE OF RM15.60 FOR EACH OFFER SHARE ("OFFER")

We refer to our public release dated 8 June 2007 in relation to the Offer.

On behalf of Binariang, we wish to announce that as at 5.00 p.m. on 13 June 2007, Binariang has received valid and complete acceptances from the holders of the Offer Shares, resulting in Binariang holding in aggregate, (together with such voting shares in Maxis (**"Maxis Shares"**) that are already acquired, held or entitled to be acquired or held by Binariang), 1,924,803,893 Maxis Shares representing 75.40% of the issued and paid-up share capital of Maxis as at 13 June 2007. Consequently, Maxis would not be in compliance with the requirement under Paragraph 8.15(1) of the Listing Requirements of Bursa Malaysia Securities Berhad (**"Bursa Securities"**) (**"Bursa Securities LR"**), of ensuring that at least 25% of the total listed Maxis Shares are in the hands of at least 1,000 public shareholders holding not less than 100 Maxis Shares each (**"Public Spread Requirement"**).

As set out in Section 5 of the offer document dated 24 May 2007 in relation to the Offer (**"Offer Document"**), Binariang does not intend to maintain the listing status of Maxis in the event Maxis does not comply with the Public Spread Requirement, as a result of acceptances received under the Offer. In this case, Binariang currently does not intend to take any steps towards resolving any failure by Maxis to meet the Public Spread Requirement, consequent upon which Bursa Securities may suspend trading in the securities of Maxis and thereafter de-list Maxis.

In addition, as set out in Section 6 of the Offer Document, if Binariang receives acceptances of 90% or more in nominal value of the Offer Shares (other than the Maxis Shares already held by Binariang, or by a nominee for or a related corporation of Binariang), Binariang intends to invoke Section 34 of the Securities Commission Act, 1993 to compulsorily acquire any outstanding Offer Shares for which acceptances have not been received, and necessary steps will be taken to de-list Maxis immediately from the Main Board of Bursa Securities.

Holders of Offer Shares who have yet to accept the Offer are advised to refer to the Offer Document for the terms, conditions and procedures for acceptance of the Offer, should they wish to accept the Offer. The Offer shall remain open for acceptances up to **5.00 p.m. (Malaysian time) on 22 June 2007 ("2nd Closing Date")** or such later date(s) as we may announce on behalf of Binariang. Binariang intends to close the Offer on the 2nd Closing Date. However, depending on the level of acceptances, Binariang may extend the Offer beyond the 2nd Closing Date in accordance with the provisions of the Malaysian Code on Take-Overs and Mergers 1998.

Exemption File No.
082-34780

Yours faithfully
for CIMB Investment Bank Berhad

Ong Liang Heng
Head/Director
Corporate Finance

Lim Bun Hwa
Manager
Corporate Finance

cc.:

		Fax No.
YBhg. Dato' Zarinah Anwar	(Securities Commission)	03- 6201 5158
Ms Sasha Anthony	(Binariang)	03- 2380 6500
Ms Dipak Kaur Sangat Singh	(Maxis Communications Berhad)	03- 2330 0590
En Azizi Othman	(Berita Harian)	03- 2282 4340
En Mawardi Mahmud	(Utusan Malaysia & Utusan Melayu)	03- 9223 0957
Mdm Yap Leng Kuen	(The Star)	03- 7957 0694
Mr Leong Koon Choy	(Bernama)	03- 2694 9636
Mr Rajan Moses	(The New Straits Time Press (M) Bhd)	03- 2282 7600
Mr Toh Lye Huat	(The Sun)	03- 7785 2625
Ms Pauline Ng	(Business Times Singapore Press Holdings)	03- 2164 6439
Ms Sin Wai Yeng	(The China Press Berhad)	03- 2289 6110
Mr Michael Ho	(Nanyang Siang Pau Sdn Bhd)	03- 7872 6993
Ms Low Sow Wan	(Sin Chew Jit Poh (Malaysia))	03- 7955 8379

General Announcement
Reference No **MC-070613-68768**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**13/06/2007**

Type	:	**Announcement**
Subject	:	**Maxis Communications Berhad (Maxis or the Company) Paragraph 8.15(1) and (2) of the Listing Requirements ("Listing Requirements") of Bursa Malaysia Securities Berhad ("Bursa Securities") - Public Shareholding Spread**

Contents :

Pursuant to paragraph 8.15(1) of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities") ("Listing Requirements"), a listed issuer must ensure that at least 25% of its total listed shares are in the hands of a minimum of 1,000 public shareholders holding not less than 100 shares each ('Public Shareholding Spread Requirement").

Maxis wishes to announce that based on Binariang's Press Notice dated 13 June 2007, as at 5.00 p.m on 13 June 2007, Binariang has received valid and complete acceptances from the holders of the Offer Shares, resulting in Binariang holding in aggregate (together with such voting shares in Maxis(Maxis Shares) that are already acquired, held or entitled to be acquired or held by Binariang), 1,924,803,893 Maxis shares representing 75.40% of the issued and paid up capital of Maxis as at 13 June 2007. Consequently Maxis would not be in compliance with the requirement under Para 8.15(1) of the Listing Requirements.

We also refer to Binariang's Press Notice dated 13 June 2007, which has stated the following "As set out in Section 5 of the offer document dated 24 May 2007 in relation to the Offer ("Offer Document"), Binariang does not intend to maintain the listing status of Maxis in the event Maxis does not comply with the shareholding spread requirement of Bursa Securities, as a result of acceptances received under the Offer. In this case, Binariang currently does not intend to take any steps in resolving any failure of Maxis to meet the minimum 25% public shareholding spread requirement, as a result of which Bursa Securities may suspend trading in Maxis' securities and thereafter de-list Maxis.

In addition, as set out in Section 6 of the Offer Document, if Binariang receives acceptances of 90% or more in nominal value of the Offer Shares (other than the Maxis Shares already held by Binariang, or by a nominee for or a related corporation of Binariang), Binariang intends to invoke Section 34 of the Securities Commission Act, 1993 to compulsorily acquire any outstanding Offer Shares for which acceptances have not been received, and necessary steps will be taken to de-list Maxis immediately from the Main Board of Bursa Securities."

In this regard, Maxis is not considering any action to rectify the public shareholding spread requirement.

General Announcement
Reference No **MC-070615-53712**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**15/06/2007**

Type	:	**Announcement**
Subject	:	**Maxis Communications Berhad ("Maxis" or "the Company") Paragraph 8.15(1) and (2), and Practice Note 19/2006 of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities" or "the Exchange") ("Listing Requirements") - Public Shareholding Spread**

Contents :

Maxis refers to the announcement to Bursa Securities on 13 June 2007 in respect of the abovementioned matter.

Pursuant to Paragraph 8.15(1) of the Listing Requirements of Bursa Securities, a listed issuer must ensure that at least 25% of its total listed shares are in the hands of a minimum of 1,000 public shareholders holding not less than 100 shares each ("Required Public Shareholding Spread"). Paragraph 3.3 of the Practice Note 19/2006 to the Listing Requirements provides that a listed issuer must make an immediate announcement in respect of its non-compliance with the Required Public Shareholding Spread.

The Company wishes to announce that based on the Company's Record of Depositors (ROD) as at 5.00 p.m, 13 June 2007, the public shareholding spread of Maxis is as set out below:-
% of Public Shareholdings: 15.94 %
Number of Public Shareholders holding not less than 100 shares: 4,119

Consequently, the Company does not comply with the Required Public Shareholding Spread as stipulated in Paragraph 8.15(1) of the Listing Requirements.

Reference is also made to Binariang's Press Notice dated 13 June 2007, which has stated the following:-
"As set out in Section 5 of the offer document dated 24 May 2007 in relation to the Offer ("Offer Document"), Binariang does not intend to maintain the listing status of Maxis in the event Maxis does not comply with the shareholding spread requirement of Bursa Securities, as a result of acceptances received under the Offer. In this case, Binariang currently does not intend to take any steps in resolving any failure of Maxis to meet the minimum 25% public shareholding spread requirement, as a result of which Bursa Securities may suspend trading in Maxis' securities and thereafter de-list Maxis.

In addition, as set out in Section 6 of the Offer Document, if Binariang receives acceptances of 90% or more in nominal value of the Offer Shares (other than the Maxis Shares already held by Binariang, or by a nominee for or a related corporation of Binariang), Binariang intends to invoke Section 34 of the Securities Commission Act, 1993 to compulsorily acquire any outstanding Offer Shares for which acceptances have not been received, and necessary steps will be taken to de-list Maxis immediately from the Main Board of Bursa Securities."

In this regard, Maxis is not considering any action to rectify its non-compliance with the Required Public Shareholding Spread.

Exemption File No.
082-3.780

General Announcement
Reference No **MC-070615-68073**

Submitting Merchant Bank	:	**n/a**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**15/06/2007**

Type	:	**Announcement**
Subject	:	**CONDITIONAL TAKE-OVER OFFER BY BINARIANG GSM SDN BHD ("BINARIANG") THROUGH CIMB INVESTMENT BANK BERHAD (FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD) ("CIMB") TO ACQUIRE ALL THE VOTING SHARES IN MAXIS COMMUNICATIONS BERHAD ("MAXIS" OR "COMPANY") ("OFFER SHARES") AT A CASH OFFER PRICE OF RM15.60 FOR EACH OFFER SHARE ("OFFER")**

Contents :

Maxis wishes to announce that it received on 15 June 2007, the attached press notice from CIMB, on behalf of Binariang, informing inter alia, that Binariang has received valid and complete acceptances exceeding 90%

This announcement is dated 15 June 2007.

Binariang press_150607.pdf

Exemption File No.
082-34780

CIMB

FOR IMMEDIATE RELEASE

15 June 2007

To : Bursa Malaysia Securities Berhad

Attention : Encik Johan Abdullah

BINARIANG GSM SDN BHD ("BINARIANG")

CONDITIONAL TAKE-OVER OFFER BY BINARIANG THROUGH CIMB INVESTMENT BANK BERHAD *(FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD)* TO ACQUIRE ALL THE VOTING SHARES IN MAXIS COMMUNICATIONS BERHAD ("MAXIS") ("OFFER SHARES") AT A CASH OFFER PRICE OF RM15.60 FOR EACH OFFER SHARE ("OFFER")

We refer to our public release dated 13 June 2007 in relation to the Offer.

On behalf of Binariang, we wish to announce that as at 5.00 p.m. on 15 June 2007, Binariang has received valid and complete acceptances from the holders of the Offer Shares representing 2,299,997,274 Offer Shares, resulting in Binariang holding in aggregate, (together with such voting shares in Maxis (**"Maxis Shares"**) that are already acquired, held or entitled to be acquired or held by Binariang), 2,306,722,074 Maxis Shares representing 90.36% of the issued and paid-up share capital of Maxis as at 15 June 2007.

As set out in Sections 5 and 6 of the offer document dated 24 May 2007 in relation to the Offer (**"Offer Document"**):

(i) Binariang does not intend to maintain the listing status of Maxis; and

(ii) Binariang intends to invoke Section 34 of the Securities Commission Act, 1993 to compulsorily acquire any outstanding Offer Shares for which acceptances have not been received, if Binariang receives acceptances of 90% or more in nominal value of the Offer Shares (other than the Maxis Shares already held by Binariang at the date of the Offer, or by a nominee for or a related corporation of Binariang).

Accordingly, pursuant to Paragraphs 8.15(5) and 8.15(6) of the Listing Requirements and Paragraph 6.1 of Practice Note 19/2006 of Bursa Malaysia Securities Berhad (**"Bursa Securities"**), all the securities of Maxis shall be removed in due course from the Official List of Bursa Securities and trading in securities of Maxis will be suspended on the market day immediately following the expiry of five (5) market days from the date of the announcement by Maxis that 90% or more of the Maxis Shares are held by Binariang.

In view of the above, holders of Offer Shares who have yet to accept the Offer are advised to refer to the Offer Document for the terms, conditions and procedures for acceptance of the Offer, should they wish to accept the Offer. The Offer shall remain open for acceptances up to **5.00 p.m. (Malaysian time) on 22 June 2007 ("2nd Closing Date")** or such later date(s) as we may announce on behalf of Binariang. Binariang intends to close the Offer on the 2nd Closing Date. However, depending on the level of acceptances, Binariang may extend the Offer beyond the 2nd Closing Date in accordance with the provisions of the Malaysian Code on Take-Overs and Mergers 1998.

Exemption File No.
CS2-33780

Yours faithfully
for CIMB Investment Bank Berhad

Ong Liang Heng
Head/Director
Corporate Finance

Lim Bun Hwa
Manager
Corporate Finance

cc :

		Fax No.
YBhg. Dato' Zarinah Anwar	(Securities Commission)	03- 6201 5158
Ms Sasha Anthony	(Binariang)	03- 2380 6500
Ms Dipak Kaur Sangat Singh	(Maxis Communications Berhad)	03- 2330 0590
En Azizi Othman	(Berita Harian)	03- 2282 4340
En Mawardi Mahmud	(Utusan Malaysia & Utusan Melayu)	03- 9223 0957
Mdm Yap Leng Kuen	(The Star)	03- 7957 0694
Mr Leong Koon Choy	(Bernama)	03- 2694 9636
Mr Rajan Moses	(The New Straits Time Press (M) Bhd)	03- 2282 7600
Mr Toh Lye Huat	(The Sun)	03- 7785 2625
Ms Pauline Ng	(Business Times Singapore Press Holdings)	03- 2164 6439
Ms Sin Wai Yeng	(The China Press Berhad)	03- 2289 6110
Mr Michael Ho	(Nanyang Siang Pau Sdn Bhd)	03- 7872 6993
Ms Low Sow Wan	(Sin Chew Jit Poh (Malaysia))	03- 7955 8379

General Announcement
Reference No **MC-070615-68014**

Exemption File No.
082-34789

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**15/06/2007**

Type	:	**Announcement**
Subject	:	**Maxis Communications Berhad (Maxis or the Company)** **Paragraph 8.15 and PN 19 of the Listing Requirements ("Listing Requirements") of Bursa Malaysia Securities Berhad ("Bursa Securities")** **SUSPENSION OF TRADING**

Contents :

Maxis refers to the Company's announcement on 15 June 2007 in respect of the Press Notice received from CIMB, on behalf of Binariang GSM Sdn Bhd (Binariang), informing inter alia, that Binariang has received valid and complete acceptances exceeding 90%.

Maxis wishes to announce that based on Binariang's Press Notice dated 15 June 2007, that as at 5.00 p.m on 15 June 2007, Binariang has received valid and complete acceptances from the holders of the Offer Shares, representing 2,299,997,274 Offer Shares, resulting in Binariang holding in aggregate (together with such voting shares in Maxis(Maxis Shares) that are already acquired, held or entitled to be acquired or held by Binariang), 2,306,722,074 Maxis Shares representing 90.36% of the issued and paid up capital of Maxis as at 15 June 2007.

We also refer to Binariang's Press Notice dated 15 June 2007, which has stated the following:-
" As set out in Sections 5 and 6 of the offer document dated 24 May 2007 in relation to the Offer (Offer Document"):-
i. Binariang does not intend to maintain the listing status of Maxis;
ii. Binariang intends to invoke Section 34 of the Securities Commission Act, 1993 to compulsorily acquire any outstanding Offer Shares for which acceptances have not been received if Binariang receives acceptances of more than 90% or more in nominal value of the Offer Shares (other than the Maxis Shares already held by Binariang at the date of the Offer, or by a nominee for or a related corporation of Binariang)"

Accordingly pursuant to Paragraphs 8.15(5) and 8.15(6) of the Listing Requirements and Paragraph 6.1 of Practice Note 19/2006 of Bursa Securities all the securities of Maxis shall be removed in due course from the Official List of Bursa Securities and trading in securities of Maxis will be suspended on the market day immediately following the expiry of five (5) market days from the date of this announcement, i.e suspension with effect from 9.00 a.m, 25 June 2007, in view that 90% or more of the Maxis shares are held by Binariang.

This announcement is dated 15 June 2007

Exemption File No.
082-34789

General Announcement
Reference No **MC-070618-34846**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**18/06/2007**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS") CONDITIONAL VOLUNTARY TAKE-OVER OFFER BY BINARIANG GSM SDN BHD ("Binariang" or "the Offeror") FOR ALL VOTING SHARES OF MAXIS ("PROPOSED TAKEOVER OFFER") Disclosure Pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 ("Code") and Chapter 11 of the Listing Requirements of Bursa Malaysia Securities Berhad**

Contents :

We refer to the Proposed Takeover Offer.

During the Offer Period which commenced on 3 May 2007, the persons connected to Maxis among others, have an obligation to disclose their dealings in the shares of Maxis ("the Offeree in relation to the Proposed Takeover Offer") to the Bursa Securities Malaysia Berhad ("Bursa") (being the relevant stock exchange) and the Securities Commission. Bursa requires that the disclosures to Bursa shall be by way of an "Immediate Announcement" via theBursaLINK.

Maxis wishes to announce, on behalf of Binariang, a major shareholder of Maxis, that Binariang has on 15 June 2007 made a disclosure pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 and Paragraph 11.07 of the Listing Requirements of Bursa Malaysia Securities Berhad. A copy of Binariang's disclosure is attached below

Notice-Binariang 180607 (2).pdf

BINARIANG GSM SDN. BHD.
(Company No. 264292 - W)

REGISTERED OFFICE :
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur

FOR PUBLIC RELEASE

15 June 2007

By fax/hand
03-2732 3263/ 2732 7316

Bursa Malaysia Securities Berhad
9th Floor, Exchange Square
Bukit Kewangan
50936 Kuala Lumpur

Attention: **Encik Johan Abdullah**

Dear Sir

CONDITIONAL VOLUNTARY TAKE OVER OFFER BY BINARIANG GSM SDN BHD ("Binariang") FOR ALL VOTING SHARES OF MAXIS COMMUNICATIONS BERHAD ("Maxis") ("OFFER")

We refer to the Notice of Offer served onto the Board of Maxis on 3 May 2007 to acquire all voting shares of Maxis. The Offer will be carried out in accordance with the Malaysian Code on Take-Overs and Mergers 1998 ("**Code**").

Under Section 36 of the Code, we, as Major shareholder of Maxis are required to make the disclosure of the total number and price of all voting shares in Maxis which we have dealt in for our own account.

In accordance with Section 36(2) of the Code, we wish to append below details of all the transactions in voting shares in Maxis on our own account, details of which are as follows:

Date	Transaction	Quantity	Price per share (RM)
15/06/07	Acquisition in the open market	362,400	15.300

Yours faithfully
For and on behalf of
BINARIANG GSM SDN BHD

Siuagamy Ramasamy
Company Secretary

cc Y. Bhg Dato' Zarinah Anwar (Securities Commission) Fax: 03-6201 5158
Pn Dipak Kaur (Maxis Communications Berhad) Fax: 03-2330 0590
Mdm Yap Leng Kuen (The Star) Fax: 03-7957 0694
Mr Rajan Moses (The New Straits Times Press (M) Bhd) Fax: 03-2282 7600
Encik Azizi Othman (Berita Harian) Fax: 03-2282 4340
Encik Mowardi Mahmud (Utusan Malaysia) Fax: 03-9223 0957

Exemption File No.
082-34780

General Announcement
Reference No **MC-070619-65468**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**19/06/2007**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS") CONDITIONAL VOLUNTARY TAKE-OVER OFFER BY BINARIANG GSM SDN BHD ("Binariang" or "the Offeror") FOR ALL VOTING SHARES OF MAXIS ("PROPOSED TAKEOVER OFFER") Disclosure Pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 ("Code") and Chapter 11 of the Listing Requirements of Bursa Malaysia Securities Berhad**

Contents :

We refer to the Proposed Takeover Offer.

During the Offer Period which commenced on 3 May 2007, the persons connected to Maxis among others, have an obligation to disclose their dealings in the shares of Maxis ("the Offeree in relation to the Proposed Takeover Offer") to the Bursa Securities Malaysia Berhad ("Bursa") (being the relevant stock exchange) and the Securities Commission. Bursa requires that the disclosures to Bursa shall be by way of an "Immediate Announcement" via theBursaLINK.

Maxis wishes to announce, on behalf of Binariang, a major shareholder of Maxis, that Binariang has on 19 June 2007 made a disclosure pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 and Paragraph 11.07 of the Listing Requirements of Bursa Malaysia Securities Berhad. A copy of Binariang's disclosure is attached below.

Conditional Take-over offer 19062007.pdf

BINARIANG GSM SDN. BHD.
(Company No. 264292 - W)

REGISTERED OFFICE :
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur

FOR PUBLIC RELEASE

19 June 2007

By fax/hand
03-2732 3263/ 2732 7316

Bursa Malaysia Securities Berhad
9th Floor, Exchange Square
Bukit Kewangan
50936 Kuala Lumpur

Attention: **Encik Johan Abdullah**

Dear Sir

CONDITIONAL VOLUNTARY TAKE OVER OFFER BY BINARIANG GSM SDN BHD ("Binariang") FOR ALL VOTING SHARES OF MAXIS COMMUNICATIONS BERHAD ("Maxis") ("OFFER")

We refer to the Notice of Offer served onto the Board of Maxis on 3 May 2007 to acquire all voting shares of Maxis. The Offer will be carried out in accordance with the Malaysian Code on Take-Overs and Mergers 1998 ("**Code**").

Under Section 36 of the Code, we, as Major shareholder of Maxis are required to make the disclosure of the total number and price of all voting shares in Maxis which we have dealt in for our own account.

In accordance with Section 36(2) of the Code, we wish to append below details of all the transactions in voting shares in Maxis on our own account, details of which are as follows:

Date	Transaction	Quantity	Price per share (RM)
19/06/07	Acquisition in the open market	1,007,700	15.300

Yours faithfully
For and on behalf of
BINARIANG GSM SDN BHD

Siuagamy Ramasamy
Company Secretary

cc Y. Bhg Dato' Zarinah Anwar (Securities Commission) Fax: 03-6201 5158
Pn Dipak Kaur (Maxis Communications Berhad) Fax: 03-2330 0590
Mdm Yap Leng Kuen (The Star) Fax: 03-7957 0694
Mr Rajan Moses (The New Straits Times Press (M) Bhd) Fax: 03-2282 7600
Encik Azizi Othman (Berita Harian) Fax: 03-2282 4340
Encik Mowardi Mahmud (Utusan Malaysia) Fax: 03-9223 0957

General Announcement
Reference No **MC-070621-37577**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**21/06/2007**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS") CONDITIONAL VOLUNTARY TAKE-OVER OFFER BY BINARIANG GSM SDN BHD ("Binariang" or "the Offeror") FOR ALL VOTING SHARES OF MAXIS ("PROPOSED TAKEOVER OFFER") Disclosure Pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 ("Code") and Chapter 11 of the Listing Requirements of Bursa Malaysia Securities Berhad**

Contents :

We refer to the Proposed Takeover Offer.

During the Offer Period which commenced on 3 May 2007, the persons connected to Maxis among others, have an obligation to disclose their dealings in the shares of Maxis ("the Offeree in relation to the Proposed Takeover Offer") to the Bursa Securities Malaysia Berhad ("Bursa") (being the relevant stock exchange) and the Securities Commission. Bursa requires that the disclosures to Bursa shall be by way of an "Immediate Announcement" via theBursaLINK.

Maxis wishes to announce, on behalf of Binariang, a major shareholder of Maxis, that Binariang has on 20 June 2007 made a disclosure pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 and Paragraph 11.07 of the Listing Requirements of Bursa Malaysia Securities Berhad. A copy of Binariang's disclosure is attached below

Binariang 21062007(1).pdf

File No. 082-34780

BINARIANG GSM SDN. BHD.
(Company No. 264292 - W)

REGISTERED OFFICE :
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur

FOR PUBLIC RELEASE

20 June 2007

By fax/hand
03-2732 3263/ 2732 7316

Bursa Malaysia Securities Berhad
9th Floor, Exchange Square
Bukit Kewangan
50936 Kuala Lumpur

Attention: **Encik Johan Abdullah**

Dear Sir

CONDITIONAL VOLUNTARY TAKE OVER OFFER BY BINARIANG GSM SDN BHD ("Binariang") FOR ALL VOTING SHARES OF MAXIS COMMUNICATIONS BERHAD ("Maxis") ("OFFER")

We refer to the Notice of Offer served onto the Board of Maxis on 3 May 2007 to acquire all voting shares of Maxis. The Offer will be carried out in accordance with the Malaysian Code on Take-Overs and Mergers 1998 (**"Code"**).

Under Section 36 of the Code, we, as Major shareholder of Maxis are required to make the disclosure of the total number and price of all voting shares in Maxis which we have dealt in for our own account.

In accordance with Section 36(2) of the Code, we wish to append below details of all the transactions in voting shares in Maxis on our own account, details of which are as follows:

Date	Transaction	Quantity	Price per share (RM)
20/06/07	Acquisition in the open market	1,103,100	15.300

Yours faithfully
For and on behalf of
BINARIANG GSM SDN BHD

Siuagamy Ramasamy
Company Secretary

cc Y. Bhg Dato' Zarinah Anwar (Securities Commission) Fax: 03-6201 5158
Pn Dipak Kaur (Maxis Communications Berhad) Fax: 03-2330 0590
Mdm Yap Leng Kuen (The Star) Fax: 03-7957 0694
Mr Rajan Moses (The New Straits Times Press (M) Bhd) Fax: 03-2282 7600
Encik Azizi Othman (Berita Harian) Fax: 03-2282 4340
Encik Mowardi Mahmud (Utusan Malaysia) Fax: 03-9223 0957

RECEIVED

General Announcement
Reference No **MC-070621-68133**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**21/06/2007**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS")** **CONDITIONAL VOLUNTARY TAKE-OVER OFFER BY BINARIANG GSM SDN BHD ("Binariang" or "the Offeror") FOR ALL VOTING SHARES OF MAXIS ("PROPOSED TAKEOVER OFFER")** **Disclosure Pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 ("Code") and Chapter 11 of the Listing Requirements of Bursa Malaysia Securities Berhad**

Contents :

We refer to the Proposed Takeover Offer.

During the Offer Period which commenced on 3 May 2007, the persons connected to Maxis among others, have an obligation to disclose their dealings in the shares of Maxis ("the Offeree in relation to the Proposed Takeover Offer") to the Bursa Securities Malaysia Berhad ("Bursa") (being the relevant stock exchange) and the Securities Commission. Bursa requires that the disclosures to Bursa shall be by way of an "Immediate Announcement" via theBursaLINK.

Maxis wishes to announce, on behalf of Binariang, a major shareholder of Maxis, that Binariang has on 21 June 2007 made a disclosure pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 and Paragraph 11.07 of the Listing Requirements of Bursa Malaysia Securities Berhad. A copy of Binariang's disclosure is attached below.

Binariang 21062007(2)-s36.pdf

BINARIANG GSM SDN. BHD.
(Company No. 264292 - W)

REGISTERED OFFICE :
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur

FOR PUBLIC RELEASE

21 June 2007

By fax/hand
03-2732 3263/ 2732 7116

Bursa Malaysia Securities Berhad
9th Floor, Exchange Square
Bukit Kewangan
50936 Kuala Lumpur

Attention: **Encik Johan Abdullah**

Dear Sir

CONDITIONAL VOLUNTARY TAKE OVER OFFER BY BINARIANG GSM SDN BHD ("Binariang") FOR ALL VOTING SHARES OF MAXIS COMMUNICATIONS BERHAD ("Maxis") ("OFFER")

We refer to the Notice of Offer served onto the Board of Maxis on 3 May 2007 to acquire all voting shares of Maxis. The Offer will be carried out in accordance with the Malaysian Code on Take-Overs and Mergers 1998 (**"Code"**).

Under Section 36 of the Code, we, as Major shareholder of Maxis are required to make the disclosure of the total number and price of all voting shares in Maxis which we have dealt in for our own account.

In accordance with Section 36(2) of the Code, we wish to append below details of all the transactions in voting shares in Maxis on our own account, details of which are as follows:

Date	Transaction	Quantity	Price per share (RM)
21/06/07	Acquisition in the open market	533,500	15.300

Yours faithfully
For and on behalf of
BINARIANG GSM SDN BHD

Siuagamy Ramasamy
Company Secretary

cc Y. Bhg Dato' Zarinah Anwar (Securities Commission) Fax: 03-6201 5158
Pn Dipak Kaur (Maxis Communications Berhad) Fax: 03-2330 0590
Mdm Yap Leng Kuen (The Star) Fax: 03-7957 0694
Mr Rajan Moses (The New Straits Times Press (M) Bhd) Fax: 03-2282 7600
Encik Azizi Othman (Berita Harian) Fax: 03-2282 4340
Encik Mowardi Mahmud (Utusan Malaysia) Fax: 03-9223 0957

General Announcement
Reference No **MC-070621-67133**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**21/06/2007**

Type	:	**Announcement**
Subject	:	**CONDITIONAL TAKE-OVER OFFER BY BINARIANG GSM SDN BHD ("BINARIANG") THROUGH CIMB INVESTMENT BANK BERHAD (FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD) ("CIMB") TO ACQUIRE ALL THE VOTING SHARES IN MAXIS COMMUNICATIONS BERHAD ("MAXIS" OR "COMPANY") ("OFFER SHARES") AT A CASH OFFER PRICE OF RM15.60 FOR EACH OFFER SHARE ("OFFER")**

Contents :

Maxis wishes to announce that it received on 21 June 2007, the attached press notice from CIMB, on behalf of Binariang, informing , that as at 5.00 p.m. on 21 June 2007, Binariang has received valid and complete acceptances exceeding nine-tenths in the nominal value of Offer Shares (other than Offer Shares already held at the date of the Offer by Binariang or by a nominee for or a related corporation of Binariang) under the Offer.

Accordingly, Binariang will, within two (2) months from 21 June 2007, proceed to invoke Section 34 of the Securities Commission Act, 1993 to compulsorily acquire any remaining Offer Shares for which acceptances have not been received under the Offer.

This announcement is dated 21 June 2007.

Binariang press_210607.pdf

Exemption File No.
082-34789

CIMB

FOR IMMEDIATE RELEASE

21 June 2007

To : Bursa Malaysia Securities Berhad

Attention : Encik Johan Abdullah

BINARIANG GSM SDN BHD ("BINARIANG")

CONDITIONAL TAKE-OVER OFFER BY BINARIANG THROUGH CIMB INVESTMENT BANK BERHAD *(FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD)* TO ACQUIRE ALL THE VOTING SHARES IN MAXIS COMMUNICATIONS BERHAD ("MAXIS") ("OFFER SHARES") AT A CASH OFFER PRICE OF RM15.60 FOR EACH OFFER SHARE ("OFFER")

We refer to our public release dated 15 June 2007 in relation to the Offer.

On behalf of Binariang, we wish to announce that as at 5.00 p.m. on 21 June 2007, Binariang has received valid and complete acceptances exceeding nine-tenths in the nominal value of Offer Shares (other than Offer Shares already held at the date of the Offer by Binariang or by a nominee for or a related corporation of Binariang) under the Offer.

Accordingly, Binariang will, within two (2) months from 21 June 2007, proceed to invoke Section 34 of the Securities Commission Act, 1993 to compulsorily acquire any remaining Offer Shares for which acceptances have not been received under the Offer.

Yours faithfully
for CIMB Investment Bank Berhad

Ong Liang Heng
Head/Director
Corporate Finance

Lim Bun Hwa
Manager
Corporate Finance

cc.:

		Fax No.
YBhg. Dato' Zarinah Anwar	(Securities Commission)	03- 6201 5158
Ms Sasha Anthony	(Binariang)	03- 2380 6500
Ms Dipak Kaur Sangat Singh	(Maxis Communications Berhad)	03- 2330 0590
En Azizi Othman	(Berita Harian)	03- 2282 4340
En Mawardi Mahmud	(Utusan Malaysia & Utusan Melayu)	03- 9223 0957
Mdm Yap Leng Kuen	(The Star)	03- 7957 0694
Mr Leong Koon Choy	(Bernama)	03- 2694 9636
Mr Rajan Moses	(The New Straits Time Press (M) Bhd)	03- 2282 7600
Mr Toh Lye Huat	(The Sun)	03- 7785 2625
Ms Pauline Ng	(Business Times Singapore Press Holdings)	03- 2164 6439
Ms Sin Wai Yeng	(The China Press Berhad)	03- 2289 6110
Mr Michael Ho	(Nanyang Siang Pau Sdn Bhd)	03- 7872 6993
Ms Low Sow Wan	(Sin Chew Jit Poh (Malaysia))	03- 7955 8379

CIMB Investment Bank Berhad (18417-M) (formerly known as Commerce International Merchant Bankers Berhad)
(A Participating Organisation of Bursa Malaysia Securities Berhad)
10th Floor Bangunan CIMB Jalan Semantan Damansara Heights 50490 Kuala Lumpur P O Box 12362 50776 Kuala Lumpur Malaysia
Telephone (603) 2084 8888 Facsimile (603) 2084 8899 www.cimb.com

Exemption File No.
082-34780

General Announcement
Reference No **MC-070622-70437**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**22/06/2007**

Type	:	**Announcement**
Subject	:	**CONDITIONAL TAKE-OVER OFFER BY BINARIANG GSM SDN BHD ("BINARIANG") THROUGH CIMB INVESTMENT BANK BERHAD (FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD) ("CIMB") TO ACQUIRE ALL THE VOTING SHARES IN MAXIS COMMUNICATIONS BERHAD ("MAXIS" OR "COMPANY") ("OFFER SHARES") AT A CASH OFFER PRICE OF RM15.60 FOR EACH OFFER SHARE ("OFFER")**

Contents :

Maxis wishes to announce that it received on 22 June 2007, the attached press notice from CIMB, on behalf of Binariang, informing , inter alia the close of the Offer at 5.00 p.m (Malaysian time) on 22 June 2007 (Closing Date) and detailed disclosure of the shareholding position and level of acceptances of the Offer as at the Closing Date, in accordance with the requirement of Section 25(1) of the Malaysian Code on Take-Overs and Mergers 1998

Binariang_press 220607.pdf

Exemption File No.
082-34780

CIMB

FOR IMMEDIATE RELEASE

22 June 2007

To : Bursa Malaysia Securities Berhad

Attention : Encik Johan Abdullah

BINARIANG GSM SDN BHD ("BINARIANG")

CONDITIONAL TAKE-OVER OFFER BY BINARIANG THROUGH CIMB INVESTMENT BANK BERHAD *(FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD)* TO ACQUIRE ALL THE VOTING SHARES IN MAXIS COMMUNICATIONS BERHAD ("MAXIS") ("MAXIS SHARES") ("OFFER SHARES") AT A CASH OFFER PRICE OF RM15.60 FOR EACH OFFER SHARE ("OFFER")

We refer to the offer document dated 24 May 2007 for the Offer (**"Offer Document"**) and our public release dated 15 June 2007 in relation to the Offer.

On behalf of Binariang, we wish to announce that the Offer has closed at 5.00 p.m. (Malaysian time) on 22 June 2007 (**"Closing Date"**). The detailed disclosure of the shareholding position and level of acceptances of the Offer as at the Closing Date are shown in Table 1, in accordance with the requirement of Section 25(1) of the Malaysian Code on Take-Overs and Mergers 1998.

Yours faithfully
for CIMB Investment Bank Berhad

Ong Liang Heng
Head/Director
Corporate Finance

Lim Bun Hwa
Manager
Corporate Finance

cc :

		Fax No.
YBhg Dato' Zarinah Anwar	(Securities Commission)	03- 6201 5158
Ms Sasha Anthony	(Binariang)	03- 2380 6500
Ms Dipak Kaur Sangat Singh	(Maxis Communications Berhad)	03- 2330 0590
En Azizi Othman	(Berita Harian)	03- 2282 4340
En Mawardi Mahmud	(Utusan Malaysia & Utusan Melayu)	03- 9223 0957
Mdm Yap Leng Kuen	(The Star)	03- 7957 0694
Mr Leong Koon Choy	(Bernama)	03- 2694 9636
Mr Rajan Moses	(The New Straits Time Press (M) Bhd)	03- 2282 7600
Mr Toh Lye Huat	(The Sun)	03- 7785 2625
Ms Pauline Ng	(Business Times Singapore Press Holdings)	03- 2164 6439
Ms Sin Wai Yeng	(The China Press Berhad)	03- 2289 6110
Mr Michael Ho	(Nanyang Siang Pau Sdn Bhd)	03- 7872 6993
Ms Low Sow Wan	(Sin Chew Jit Poh (Malaysia))	03- 7955 8379

CIMB Investment Bank Berhad (18417-M) (formerly known as Commerce International Merchant Bankers Berhad)
(A Participating Organisation of Bursa Malaysia Securities Berhad)
10th Floor Bangunan CIMB Jalan Semantan Damansara Heights 50490 Kuala Lumpur P O Box 12362 50776 Kuala Lumpur Malaysia
Telephone (603) 2084 8888 Facsimile (603) 2084 8899 www.cimb.com

Exemption File No.
032-34780

Table 1

		Number of Maxis Shares	% of issued and paid-up Maxis Shares*
(i)	Maxis Shares held by Binariang at the time of posting of the Offer Document on 24 May 2007 (**"Posting Date"**)	-	-
(ii)	Maxis Shares for which acceptances of the Offer (**which are complete and valid in all respects**) have been received by Binariang after the Posting Date and up to the Closing Date from the following:		
	(a) persons acting in concert with Binariang (in accordance with Section 33 of the Securities Commission Act, 1993) for the Offer (**"PACs"**); and	1,507,581,639	59.05
	(b) holders of Offer Shares (other than the PACs)	1,008,514,785	39.50
(iii)	Maxis Shares for which acceptances of the Offer (**which are subject to verification**) have been received by Binariang after the Posting Date and up to the Closing Date from holders of Offer Shares (other than the PACs)	3,236,586	0.13
(iv)	Maxis Shares acquired in the open market by Binariang after the Posting Date and up to the Closing Date	19,359,000	0.76
		2,538,692,010	99.44

	Number of Maxis Shares	%
Maxis Shares held by Binariang and the PACs as at the Posting Date	1,507,581,639	59.05
Maxis Shares acquired or agreed to be acquired (other than Maxis Shares for which acceptances of the Offer have been received) by Binariang and the PACs between 3 May 2007, being the date of the Notice of the Offer, and up to the Closing Date	19,359,000	0 76

Note:

* *Based on the issued and paid-up share capital of Maxis as at 22 June 2007 of 2,553,009,183 Maxis Shares*

General Announcement
Reference No **MC-070625-35295**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**25/06/2007**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS") CONDITIONAL VOLUNTARY TAKE-OVER OFFER BY BINARIANG GSM SDN BHD ("Binariang" or "the Offeror") FOR ALL VOTING SHARES OF MAXIS ("PROPOSED TAKEOVER OFFER") Disclosure Pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 ("Code") and Chapter 11 of the Listing Requirements of Bursa Malaysia Securities Berhad**

Contents :

We refer to the Proposed Takeover Offer.

During the Offer Period which commenced on 3 May 2007, the persons connected to Maxis among others, have an obligation to disclose their dealings in the shares of Maxis ("the Offeree in relation to the Proposed Takeover Offer") to the Bursa Securities Malaysia Berhad ("Bursa") (being the relevant stock exchange) and the Securities Commission. Bursa requires that the disclosures to Bursa shall be by way of an "Immediate Announcement" via theBursaLINK.

Maxis wishes to announce, on behalf of Binariang, a major shareholder of Maxis, that Binariang has on 22 June 2007 made a disclosure pursuant to Section 36(2) of the Malaysian Code on Take-Overs and Mergers 1998 and Paragraph 11.07 of the Listing Requirements of Bursa Malaysia Securities Berhad. A copy of Binariang's disclosure is attached below.

Binariang 22062007.pdf

BINARIANG GSM SDN. BHD.
(Company No. 264292 - W)

REGISTERED OFFICE :
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur

FOR PUBLIC RELEASE

22 June 2007

By fax/hand
03-2732 3263/ 2732 7316

Bursa Malaysia Securities Berhad
9th Floor, Exchange Square
Bukit Kewangan
50936 Kuala Lumpur

Attention: **Encik Johan Abdullah**

Dear Sir

CONDITIONAL VOLUNTARY TAKE OVER OFFER BY BINARIANG GSM SDN BHD ("Binariang") FOR ALL VOTING SHARES OF MAXIS COMMUNICATIONS BERHAD ("Maxis") ("OFFER")

We refer to the Notice of Offer served onto the Board of Maxis on 3 May 2007 to acquire all voting shares of Maxis. The Offer will be carried out in accordance with the Malaysian Code on Take-Overs and Mergers 1998 ("**Code**").

Under Section 36 of the Code, we, as Major shareholder of Maxis are required to make the disclosure of the total number and price of all voting shares in Maxis which we have dealt in for our own account.

In accordance with Section 36(2) of the Code, we wish to append below details of all the transactions in voting shares in Maxis on our own account, details of which are as follows:

Date	Transaction	Quantity	Price per share (RM)
22/06/07	Acquisition in the open market	9,989,900	15.29499

Yours faithfully
For and on behalf of
BINARIANG GSM SDN BHD

Siuagamy Ramasamy
Company Secretary

cc Y. Bhg Dato' Zarinah Anwar (Securities Commission) Fax: 03-6201 5158
Pn Dipak Kaur (Maxis Communications Berhad) Fax: 03-2330 0590
Mdm Yap Leng Kuen (The Star) Fax: 03-7957 0694
Mr Rajan Moses (The New Straits Times Press (M) Bhd) Fax: 03-2282 7600
Encik Azizi Othman (Berita Harian) Fax: 03-2282 4340
Encik Mowardi Mahmud (Utusan Malaysia) Fax: 03-9223 8957

Exemption File No.
082-34780

General Announcement
Reference No **MC-070626-79846**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**26/06/2007**

Type	:	**Announcement**
Subject	:	**Maxis Communications Berhad -Press Release from Binariang GSM Sdn Bhd**

Contents :

Maxis wishes to announce that it received on 26 June 2007, the attached press release from Binariang GSM Sdn Bhd

This announcement is dated 26 June 2007

070626 BGSM-STC Press Release FINAL.doc

Exemption File No.
082-34780

PRESS RELEASE

BINARIANG GSM AND SAUDI TELECOM FORM STRATEGIC PARTNERSHIP

Kuala Lumpur, Tuesday, June 26, 2007: Binariang GSM Sdn Bhd (Binariang), the parent company of Maxis Communications Bhd, announced it had entered into agreements with Saudi Telecom Company (STC), as a result of which STC will invest US$3.05 billion (RM11 billion) in Binariang and participate in the recapitalisation and restructuring of Binariang. Under the terms of the current privatisation exercise, Binariang will hold 100% of Maxis.

The STC investment includes a US$450 million subordinated debt facility which will be matched by the existing shareholders of Binariang.

Upon obtaining all regulatory approvals, STC will hold a 25% stake in Binariang and a 51% stake in Maxis' Indonesian subsidiary PT Natrindo Telepon Selular (NTS).

Binariang chairman, Raja Datuk Arshad Raja Tun Uda said, "We look forward to developing this strategic alliance with STC and to be able to jointly expand into other significant markets in Asia, Middle East and Africa where the partnership will be able to access and develop new opportunities."

Dato' Nazir Razak, Chief Executive, CIMB Group, said, "This is one of the most significant Middle East investments in the region and demonstrates investor confidence in Malaysia."

CIMB Investment Bank Berhad is financial advisor to Binariang.

# # #

About Saudi Telecom Company

Saudi Telecom Company (STC) is a Saudi Arabia-based telecommunications company that offers fixed, mobile and Internet services. The company operates through its four business units: Al Hatif, which includes fixed services, card phones, prepaid card services and business services; Al Jawal, which offers a range of mobile services, including Al Jawal, Sawa, messaging services, business services, data services and roaming services; Saudi Data, a provider of internet and data solutions; and Wholesale, which provides network services to other local operators. STC currently serves more than 14 million mobile and 4.5 million fixed line subscribers. In 2006 STC generated SAR 33.8 billion in Revenue and SAR 16.5 billion in EBITDA.

About Binariang GSM

Binariang GSM is an investment holding company affiliated with Usaha Tegas Sdn Bhd (UT), which launched a Voluntary General Offer ("VGO") for all of the shares of Maxis on 24 May, 2007. The VGO closed on 22 June 2007 with over 98% acceptance. Binariang will invoke Section 34 of the Malaysian Securities Commission Act, 1993 and any amendments made to it from time to time, for the compulsory acquisition to purchase all of the shares of Maxis (that it does not already own as of 22 June 2007) and will seek delisting of Maxis from the Official List of Bursa Malaysia Securities Berhad.

About Maxis Communications

Maxis is the leading mobile operator in Malaysia with mobile business investments in India and Indonesia. Maxis provides mobile services, fixed line services and international gateway services. As of 31 March 2007, Maxis had a total mobile subscriber base in Malaysia of 8.5 million (representing a market share of 41.5%). Maxis recorded RM6.96 billion in Revenue and RM3.76 billion in EBITDA for the fiscal year ended 31 December 2006.

About Aircel

Aircel, is Maxis' 74% owned mobile subsidiary in India with operations in 9 of the 23 telecom circles of India as of 31 March 2007. Aircel has now received licenses for all the remaining 14 circles, including national long distance and international long distance licenses. Aircel's existing 9 circles cover a population of approximately 350 million and it has a total subscriber base of 5.5 million as of March 2007. Aircel expects to expand its operations and launch operations in the new circles (in a phased manner) as and when the spectrum is received by it from the Government of India. Spectrum allocations are still awaited for 13 of these new circles. Maxis completed the acquisition of its 74% interest in Aircel in March 2006.

Exemption File No.
082-34789

About PT Natrindo Telepon Seluler (NTS)

NTS is Maxis' 95% equity owned mobile subsidiary in Indonesia with a license to build and operate a national 2G and 3G mobile network in Indonesia. NTS is expected to launch its operations by year end. NTS is one of the five operators which hold 3G licenses in Indonesia. Pursuant to this transaction, Maxis' ownership in NTS will be reduced to 44%, while STC will own 51% as a result of its investment.

For more information, contact:

CIMB:
Effendy Shahul Hamid
DL : 03-2087 3030
Email : effendy.hamid@cimb.com
Mobile: 012-2863086

Binariang GSM:
Mizmun Kusairi
DL : 03-2380 6808
Email : mizmun.kusairi@ut.com.my
Mobile: 012-2918960

Fox Communications:
Datuk Wong Sulong
Email : Sulong@myfox.com.my
Mobile: 019-2616212

Trina Thomas Raj
Email : trina@myfox.com.my
Mobile: 012-2355770

APPENDIX C

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-070411-3EF74**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **17/04/2007**

Particulars of substantial Securities Holder

Name : **EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No. : **EPF ACT 1991**
Nationality/Country of incorporation : **Malaysia**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
EPF Board
(in respect of 464,100 ordinary shares of RM0.10 each in Maxis)

AmanahRaya JMF Asset Management Sdn Bhd
(in respect of 40,000 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 80,200 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 1,500,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**10/04/2007**	**700,000**	
Disposed	**11/04/2007**	**544,300**	
Acquired	**11/04/2007**	**840,000**	

Circumstances by reason of which change has occurred : **- Disposal of shares by EPF Board**
- Acquisitions and disposal of shares by Portfolio Managers
Nature of interest : **Direct and Indirect**
Direct (units) : **464,100**
Direct (%) : **0.0183**
Indirect/deemed interest (units) : **1,459,800**
Indirect/deemed interest (%) : **0.0577**
Total no of securities after change : **131,775,600**
Date of notice : **11/04/2007**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 11 April 2007 received by Maxis on 17 April 2007.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 113,601,000 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 561,500 ordinary shares of RM0.10 each in Maxis)

AmanahRaya JMF Asset Management Sdn Bhd
(in respect of 80,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 2,678,800 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 1,512,300 ordinary shares of RM0.10 each in Maxis)

Exemption File No.
082-34780

Hwang DBS Investment Management Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 1,105,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 1,813,700 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 3,878,600 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 776,000 ordinary shares of RM0.10 each in Maxis)

SBB Asset Management Sdn Bhd
(in respect of 5,600,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965 Exemption File No. 082-34780

Reference No **MC-070419-2F19F**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **19/04/2007**

Particulars of substantial Securities Holder

Name : **FRANKLIN RESOURCES, INC.**
Address : **One Franklin Parkway, San Mateo, CA 94403-1906**
NRIC/Passport No/Company No. : **N/A**
Nationality/Country of incorporation : **United States**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 9,600 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**17/04/2007**	**9,600**	

Circumstances by reason of which change has occurred : **Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest : **Indirect/Deemed**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **9,600**
Indirect/deemed interest (%) : **0.0004**
Total no of securities after change : **132,903,500**
Date of notice : **18/04/2007**
Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Franklin Resources, Inc. dated 18 April 2007 received by Maxis on 19 April 2007.

The Registered holders of the Maxis shares over which Franklin Resources, Inc. has an indirect/deemed interest after taking into account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 128,372,500 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 2,895,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,636,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965 Exemption File No. 082-34780

Reference No **MC-070419-2BA24**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**19/04/2007**

Particulars of substantial Securities Holder

Name	:	**TEMPLETON INTERNATIONAL, INC.**
Address	:	**500 East Broward Blvd., Suite 2100, Ft. Lauderdale FL 33394**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 9,600 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**17/04/2007**	**9,600**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**9,600**
Indirect/deemed interest (%)	:	**0.0004**
Total no of securities after change	:	**132,903,500**
Date of notice	:	**18/04/2007**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton International, Inc. dated 18 April 2007 received by Maxis on 19 April 2007.

The Registered holders of the Maxis shares over which Templeton International, Inc. has an indirect/deemed interest after taking into account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 128,372,500 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 2,895,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,636,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965 Exemption File No. 082-34780

Reference No **MC-070419-28BB2**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**19/04/2007**

Particulars of substantial Securities Holder

Name	:	**TEMPLETON WORLDWIDE, INC.**
Address	:	**500 East Broward Blvd., Suite 2100, Ft. Lauderdale FL 33394**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 9,600 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**17/04/2007**	**9,600**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**9,600**
Indirect/deemed interest (%)	:	**0.0004**
Total no of securities after change	:	**132,903,500**
Date of notice	:	**18/04/2007**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton Worldwide, Inc. dated 18 April 2007 received by Maxis on 19 April 2007.

The Registered holders of the Maxis shares over which Templeton Worldwide, Inc. has an indirect/deemed interest after taking into account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 128,372,500 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 2,895,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,636,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No. 082-34780

Reference No **MC-070419-2465F**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**19/04/2007**

Particulars of substantial Securities Holder

Name	:	**TEMPLETON ASSET MANAGEMENT LTD. ("Templeton")**
Address	:	**7 Temasek Boulevard #38-03 Suntec Tower One Singapore 038987**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**Singapore**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 9,600 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**17/04/2007**	**9,600**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 4 separate accounts for which Templeton is the discretionary investment advisor. Templeton is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**9,600**
Indirect/deemed interest (%)	:	**0.0004**
Total no of securities after change	:	**132,903,500**
Date of notice	:	**18/04/2007**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton dated 18 April 2007 received by Maxis on 19 April 2007.

The Registered holders of the Maxis shares over which Templeton has an indirect/deemed interest after taking into account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 128,372,500 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 2,895,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,636,000 ordinary shares of RM0.10 each in Maxis)

Exemption File No.
082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No MC-070419-36D28

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**19/04/2007**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMB-Principal Asset Management Bhd
(in respect of 101,600 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 58,600 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**12/04/2007**	**160,200**	

Circumstances by reason of which change has occurred	:	**Disposal of shares by Portfolio Managers**
Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**160,200**
Indirect/deemed interest (%)	:	**0.0063**
Total no of securities after change	:	**131,615,400**
Date of notice	:	**13/04/2007**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 13 April 2007 received by Maxis on 19 April 2007.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 113,601,000 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 561,500 ordinary shares of RM0.10 each in Maxis)

AmanahRaya JMF Asset Management Sdn Bhd
(in respect of 80,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 2,678,800 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 1,410,700 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Investment Management Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 1,105,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.

http://

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No. 082-34780

Reference No **MC-070417-AAD9C**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**23/04/2007**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Aberdeen Asset Management Sdn Bhd
(in respect of 474,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**17/04/2007**	**474,000**	

Circumstances by reason of which change has occurred	:	**Acquisition of shares by Portfolio Manager**
Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**474,000**
Indirect/deemed interest (%)	:	**0.0187**
Total no of securities after change	:	**132,089,400**
Date of notice	:	**17/04/2007**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 17 April 2007 received by Maxis on 23 April 2007.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 113,601,000 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 1,035,500 ordinary shares of RM0.10 each in Maxis)

AmanahRaya JMF Asset Management Sdn Bhd
(in respect of 80,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 2,678,800 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 1,410,700 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Investment Management Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 1,105,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 1,813,700 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd

(in respect of 3,820,000 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 776,000 ordinary shares of RM0.10 each in Maxis)

SBB Asset Management Sdn Bhd
(in respect of 5,600,000 ordinary shares of RM0.10 each in Maxis)

Exemption File No.
082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-070423-42553**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**25/04/2007**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
CIMB-Principal Asset Management Bhd
(in respect of 78,500 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**19/04/2007**	**78,500**	

Circumstances by reason of which change has occurred	:	**Disposal of shares by Portfolio Manager**
Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**78,500**
Indirect/deemed interest (%)	:	**0.0031**
Total no of securities after change	:	**132,010,900**
Date of notice	:	**19/04/2007**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 19 April 2007 received by Maxis on 25 April 2007.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 113,601,000 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 1,035,500 ordinary shares of RM0.10 each in Maxis)

AmanahRaya JMF Asset Management Sdn Bhd
(in respect of 80,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 2,678,800 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 1,332,200 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Investment Management Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 1,105,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 1,813,700 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd

Exemption File No. 032-34780

(in respect of 3,820,000 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 776,000 ordinary shares of RM0.10 each in Maxis)

SBB Asset Management Sdn Bhd
(in respect of 5,600,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No. 082-34780

Reference No **MC-070427-221B8**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**27/04/2007**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

Mayban Investment Management Sdn Bhd
(in respect of 30,000 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 30,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**20/04/2007**	**60,000**	

Circumstances by reason of which change has occurred	:	**Disposals of shares by Portfolio Managers**
Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**60,000**
Indirect/deemed interest (%)	:	**0.0024**
Total no of securities after change	:	**131,950,900**
Date of notice	:	**23/04/2007**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 23 April 2007 received by Maxis on 26 April 2007.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 113,601,000 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 1,035,500 ordinary shares of RM0.10 each in Maxis)

AmanahRaya JMF Asset Management Sdn Bhd
(in respect of 80,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 2,678,800 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 1,332,200 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Investment Management Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 1,075,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.

(in respect of 1,813,700 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 3,790,000 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 776,000 ordinary shares of RM0.10 each in Maxis)

SBB Asset Management Sdn Bhd
(in respect of 5,600,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No. 082-34780

Reference No **MC-070503-3FED4**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**03/05/2007**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

Mayban Investment Management Sdn Bhd
(in respect of 175,000 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 20,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**25/04/2007**	**175,000**	
Acquired	**25/04/2007**	**20,000**	

Circumstances by reason of which change has occurred	:	**Disposal and Acquired of shares by Portfolio Managers**
Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**155,000**
Indirect/deemed interest (%)	:	**0.0061**
Total no of securities after change	:	**131,795,900**
Date of notice	:	**25/04/2007**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 25 April 2007 received by Maxis on 3 May 2007.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 113,601,000 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 1,035,500 ordinary shares of RM0.10 each in Maxis)

AmanahRaya JMF Asset Management Sdn Bhd
(in respect of 80,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 2,678,800 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 1,332,200 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Investment Management Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 900,000 ordinary shares of RM0.10 each in Maxis)

Exemption File No.
082-34780

Nomura Asset Management (S'pore) Ltd.
(in respect of 1,813,700 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 3,790,000 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 796,000 ordinary shares of RM0.10 each in Maxis)

SBB Asset Management Sdn Bhd
(in respect of 5,600,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No. 082-34780

Reference No **MC-070425-318C0**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**04/05/2007**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

AmanahRaya JMF Asset Management Sdn Bhd
(in respect of 30,000 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 100,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**27/04/2007**	**130,000**	

Circumstances by reason of which change has occurred	:	**Disposals of shares by Portfolio Managers**
Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**130,000**
Indirect/deemed interest (%)	:	**0.0051**
Total no of securities after change	:	**131,665,900**
Date of notice	:	**27/04/2007**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 27 April 2007 received by Maxis on 4 May 2007.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 113,601,000 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 1,035,500 ordinary shares of RM0.10 each in Maxis)

AmanahRaya JMF Asset Management Sdn Bhd
(in respect of 50,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 2,678,800 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 1,332,200 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Investment Management Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 800,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.

(in respect of 1,813,700 ordinary shares of RM0.10 each in Maxis)

Exemption File No. 082-34780

PHEIM Asset Management Sdn Bhd
(in respect of 3,790,000 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 796,000 ordinary shares of RM0.10 each in Maxis)

SBB Asset Management Sdn Bhd
(in respect of 5,600,000 ordinary shares of RM0.10 each in Maxis)

Exemption File No.
082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-070504-8ED1A**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**07/05/2007**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Nomura Asset Management (S'pore) Ltd.
(in respect of 250,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**27/04/2007**	**250,000**	

Circumstances by reason of which change has occurred	:	**Disposal of shares by Portfolio Manager**
Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**250,000**
Indirect/deemed interest (%)	:	**0.0099**
Total no of securities after change	:	**131,415,900**
Date of notice	:	**30/04/2007**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 30 April 2007 received by Maxis on 7 May 2007.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 113,601,000 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 1,035,500 ordinary shares of RM0.10 each in Maxis)

AmanahRaya JMF Asset Management Sdn Bhd
(in respect of 50,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 2,678,800 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 1,332,200 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Investment Management Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 800,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 1,563,700 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd

(in respect of 3,790,000 ordinary shares of RM0.10 each in Maxis)

Exemption File No.
082-34780

RHB Asset Management Sdn Bhd
(in respect of 796,000 ordinary shares of RM0.10 each in Maxis)

SBB Asset Management Sdn Bhd
(in respect of 5,600,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070507-70080**

Exemption File No. 082-34780

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**11/05/2007**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMB-Principal Asset Management Bhd
(in respect of 712,900 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 390,000 ordinary shares of RM0.10 each in Maxis)

SBB Asset Management Sdn Bhd
(in respect of 3,000,000 ordinary shares of RM0.10 each in Maxis)

HB Asset Management Sdn Bhd
(in respect of 897,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**19/04/2007**	**90,000**	
Disposed	**27/04/2007**	**300,000**	
Disposed	**04/05/2007**	**3,000,000**	
Acquired	**04/05/2007**	**1,609,900**	

Circumstances by reason of which change has occurred	:	**Acquisitions and Disposals of shares by Portfolio Managers**
Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,780,100**
Indirect/deemed interest (%)	:	**0.0703**
Total no of securities after change	:	**129,635,800**
Date of notice	:	**04/05/2007**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 4 May 2007 received by Maxis on 11 May 2007.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 113,601,000 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 1,035,500 ordinary shares of RM0.10 each in Maxis)

AmanahRaya JMF Asset Management Sdn Bhd
(in respect of 50,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 2,678,800 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd

Exemption File No. 082-34780

(in respect of 2,045,100 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Investment Management Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 800,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 1,563,700 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 3,400,000 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 1,693,000 ordinary shares of RM0.10 each in Maxis)

SBB Asset Management Sdn Bhd
(in respect of 2,600,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No. 082-34780

Reference No **MC-070526-45300**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **28/05/2007**

Particulars of substantial Securities Holder

Name : **FRANKLIN RESOURCES, INC.**
Address : **One Franklin Parkway, San Mateo, CA 94403-1906**
NRIC/Passport No/Company No. : **N/A**
Nationality/Country of incorporation : **United States**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,437,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**24/05/2007**	**1,437,000**	

Circumstances by reason of which change has occurred : **Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**

Nature of interest : **Indirect/Deemed**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **1,437,000**
Indirect/deemed interest (%) : **0.057**
Total no of securities after change : **131,466,500**
Date of notice : **25/05/2007**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Franklin Resources, Inc. dated 25 May 2007 received by Maxis on 26 May 2007.

The Registered holders of the Maxis shares over which Franklin Resources, Inc. has an indirect/deemed interest after taking into account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 126,935,500 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 2,895,000 *ordinary* shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,636,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No. 082-34780

Reference No **MC-070526-9CCE3**		
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**28/05/2007**

Particulars of substantial Securities Holder

Name	:	**TEMPLETON WORLDWIDE, INC.**
Address	:	**500 East Broward Blvd., Suite 2100, Ft. Lauderdale FL 33394**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,437,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**24/05/2007**	**1,437,000**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,437,000**
Indirect/deemed interest (%)	:	**0.057**
Total no of securities after change	:	**131,466,500**
Date of notice	:	**25/05/2007**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton Worldwide Inc. dated 25 May 2007 received by Maxis on 26 May 2007.

The Registered holders of the Maxis shares over which Templeton Worldwide Inc. has an indirect/deemed interest after taking into account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 126,935,500 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 2,895,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,636,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No. 082-34780

Reference No **MC-070526-A2555**		
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**28/05/2007**

Particulars of substantial Securities Holder

Name	:	**TEMPLETON INTERNATIONAL, INC.**
Address	:	**500 East Broward Blvd., Suite 2100, Ft. Lauderdale FL 33394**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,437,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**24/05/2007**	**1,437,000**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,437,000**
Indirect/deemed interest (%)	:	**0.057**
Total no of securities after change	:	**131,466,500**
Date of notice	:	**25/05/2007**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton International Inc. dated 25 May 2007 received by Maxis on 26 May 2007.

The Registered holders of the Maxis shares over which Templeton International Inc. has an indirect/deemed interest after taking into account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 126,935,500 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 2,895,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,636,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No. 082-34780

Reference No	**MC-070526-A816A**
Company Name	: **MAXIS COMMUNICATIONS BERHAD**
Stock Name	: **MAXIS**
Date Announced	: **28/05/2007**

Particulars of substantial Securities Holder

Name	: **TEMPLETON ASSET MANAGEMENT LTD. ("Templeton")**
Address	: **7 Temasek Boulevard** **#38-03 Suntec Tower One** **Singapore 038987**
NRIC/Passport No/Company No.	: **N/A**
Nationality/Country of incorporation	: **Singapore**
Descriptions(Class & nominal value)	: **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,437,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**24/05/2007**	**1,437,000**	

Circumstances by reason of which change has occurred	: **Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	: **Indirect/Deemed**
Direct (units)	:
Direct (%)	:
Indirect/deemed interest (units)	: **1,437,000**
Indirect/deemed interest (%)	: **0.057**
Total no of securities after change	: **131,466,500**
Date of notice	: **25/05/2007**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton dated 25 May 2007 received by Maxis on 26 May 2007.

The Registered holders of the Maxis shares over which Templeton has an indirect/deemed interest after taking into account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 126,935,500 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 2,895,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,636,000 ordinary shares of RM0.10 each in Maxis)

Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965

Exemption File No. 082-34780

Reference No **MC-070601-33131**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**01/06/2007**

Particulars of substantial Securities Holder

Name	:	**FRANKLIN RESOURCES, INC.**
Address	:	**One Franklin Parkway, San Mateo, CA 94403-1906**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**
Date of cessation	:	**28/05/2007**

Name & address of registered holder

The Registered holders of the remaining Maxis shares over which Franklin Resources, Inc. has an indirect/deemed interest after taking into account of the disposal, are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 112,840,500 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 2,895,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,636,000 ordinary shares of RM0.10 each in Maxis)

Number of securities disposed	:	**14,095,000**
Price Transacted (RM)	:	
Circumstances by reason of which a person ceases to be a substantial Securities Holder	:	**Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Deemed interest**
Date of notice	:	**31/05/2007**

Remarks

As at the date of the Notice following the disposal of 14,095,000 ordinary shares of RM0.10 each in Maxis ("Maxis Shares"), the number of shares over which Franklin Resources Inc. has a deemed interest is 117,371,500 Maxis Shares representing 4.61% of the issued and paid-up share capital of Maxis.

Exemption File No.
032-34730

Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965

Reference No **MC-070601-823D3**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**01/06/2007**

Particulars of substantial Securities Holder

Name	:	**TEMPLETON INTERNATIONAL, INC.**
Address	:	**500 East Broward Blvd., Suite 2100, Ft. Lauderdale FL 33394**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**
Date of cessation	:	**28/05/2007**

Name & address of registered holder

The Registered holders of the remaining Maxis shares over which Templeton International, Inc. has an indirect/deemed interest after taking into account of the disposal, are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 112,840,500 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 2,895,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,636,000 ordinary shares of RM0.10 each in Maxis)

Number of securities disposed	:	**14,095,000**
Price Transacted (RM)	:	
Circumstances by reason of which a person ceases to be a substantial Securities Holder	:	**Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Deemed interest**
Date of notice	:	**31/05/2007**

Remarks

As at the date of the Notice following the disposal of 14,095,000 ordinary shares of RM0.10 each in Maxis ("Maxis Shares"), the number of shares over which Templeton International, Inc.has a deemed interest is 117,371,500 Maxis Shares representing 4.61% of the issued and paid-up share capital of Maxis.

Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965

Exemption File No. 082-34780

Reference No **MC-070601-8A293**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**01/06/2007**

Particulars of substantial Securities Holder

Name	:	**TEMPLETON WORLDWIDE, INC**
Address	:	**500 East Broward Blvd., Suite 2100, Ft. Lauderdale FL 33394**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**
Date of cessation	:	**28/05/2007**

Name & address of registered holder

The Registered holders of the remaining Maxis shares over which Templeton Worldwide, Inc has an indirect/deemed interest after taking into account of the disposal, are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 112,840,500 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 2,895,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,636,000 ordinary shares of RM0.10 each in Maxis)

Number of securities disposed	:	**14,095,000**
Price Transacted (RM)	:	
Circumstances by reason of which a person ceases to be a substantial Securities Holder	:	**Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Deemed interest**
Date of notice	:	**31/05/2007**

Remarks

As at the date of the Notice following the disposal of 14,095,000 ordinary shares of RM0.10 each in Maxis ("Maxis Shares"), the number of shares over which Templeton Worldwide, Inc.has a deemed interest is 117,371,500 Maxis Shares representing 4.61% of the issued and paid-up share capital of Maxis.

Exemption File No.
082-34780

Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965

Reference No **MC-070601-8E080**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**01/06/2007**

Particulars of substantial Securities Holder

Name	:	**TEMPLETON ASSET MANAGEMENT LTD. ("Templeton")**
Address	:	**7 Temasek Boulevard #38-03 Suntec Tower One Singapore 038987**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**Singapore**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**
Date of cessation	:	**28/05/2007**
Name & address of registered holder		

The Registered holders of the remaining Maxis shares over which Templeton has an indirect/deemed interest after taking into account of the disposal, are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 112,840,500 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 2,895,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,636,000 ordinary shares of RM0.10 each in Maxis)

Number of securities disposed	:	**14,095,000**
Price Transacted (RM)	:	
Circumstances by reason of which a person ceases to be a substantial Securities Holder	:	**Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Deemed interest**
Date of notice	:	**31/05/2007**

Remarks

As at the date of the Notice following the disposal of 14,095,000 ordinary shares of RM0.10 each in Maxis ("Maxis Shares"), the number of shares over which Templeton has a deemed interest is 117,371,500 Maxis Shares representing 4.61% of the issued and paid-up share capital of Maxis.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act 1965

Exemption File No. 082-34780

Reference No **MC-070605-1B1ED**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **05/06/2007**

Particulars of substantial Securities Holder

Name	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	**EPF ACT 1991**
Nationality/Country of incorporation	**Malaysia**
Descriptions(Class & nominal value)	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

EPF Board
(in respect of 1,394,600 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 500,000 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Investment Management Bhd
(in respect of 16,800 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 300,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**30/05/2007**	**1,394,600**	
Acquired	**01/03/2007**	**500,000**	
Disposed	**16/04/2007**	**16,800**	
Acquired	**16/04/2007**	**300,000**	

Circumstances by reason of which change has occurred	**Acquisitions and Disposals of shares by EPF and Portfolio Managers respectively**
Nature of interest	**Directo and Indirect**
Direct (units)	**1,394,600**
Direct (%)	**0.05**
Indirect/deemed interest (units)	**783,200**
Indirect/deemed interest (%)	**0.03**
Total no of securities after change	**131,813,600**
Date of notice	**30/05/2007**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 30 May 2007 received by Maxis on 5 June 2007.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 114,995,600 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 1,035,500 ordinary shares of RM0.10 each in Maxis)

AmanahRaya JMF Asset Management Sdn Bhd
(in respect of 50,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 3,178,800 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd

Exemption File No.
082-34780

(in respect of 2,045,100 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Investment Management Bhd
(in respect of 151,900 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 800,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 1,563,700 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 3,400,000 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 1,993,000 ordinary shares of RM0.10 each in Maxis)

SBB Asset Management Sdn Bhd
(in respect of 2,600,000 ordinary shares of RM0.10 each in Maxis)

Exemption File No.
082-34780

Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965

Reference No **MC-070614-0E050**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**14/06/2007**

Particulars of substantial Securities Holder

Name	:	**MAI Holdings Sdn Bhd ("MAIH")**
Address	:	**Level 39, Menara Maxis Kuala Lumpur City Centre 50088 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**171379-T**
Nationality/Country of incorporation	:	**Incorporated in Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**
Date of cessation	:	**08/06/2007**

Name & address of registered holder

Tetap Emas Sdn. Bhd. ("TESB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 83,689,359 ordinary shares of RM0.10 each in Maxis)

Ria Utama Sdn. Bhd. ("RUSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 83,689,359 ordinary shares of RM0.10 each in Maxis)

Number of securities disposed	:	**167,378,718**
Price Transacted (RM)	:	
Circumstances by reason of which a person ceases to be a substantial Securities Holder	:	**Ceased to be a substantial shareholder of Maxis by virtue of the acceptances by TESB and RUSB on 8 June 2007, pursuant to the Conditional Take-Over Offer by Binariang GSM Sdn Bhd through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007.** **MAIH wholly-owns Pacific Fortune Sdn Bhd which in turn wholly-owned TESB and RUSB.**
Nature of interest	:	**Deemed interest**
Date of notice	:	**12/06/2007**

Remarks

Notification was received by the Company on 14 June 2007.

Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965

Exemption File No. 082-34780

Reference No **MC-070614-0180B**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**14/06/2007**

Particulars of substantial Securities Holder

Name	:	**Tegas Mahsuri Sdn Bhd**
Address	:	**Level 39, Menara Maxis Kuala Lumpur City Centre 50088 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**236069-W**
Nationality/Country of incorporation	:	**Incorporated in Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**
Date of cessation	:	**08/06/2007**

Name & address of registered holder

Tegas Puri Sdn. Bhd. ("TPSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 167,378,718 ordinary shares of RM0.10 each in Maxis)

Number of securities disposed	:	**167,378,718**
Price Transacted (RM)	:	
Circumstances by reason of which a person ceases to be a substantial Securities Holder	:	**Ceased to be a substantial shareholder of Maxis by virtue of the acceptance by TPSB on 8 June 2007, pursuant to the Conditional Take-Over Offer by Binariang GSM Sdn Bhd through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007. Tegas Mahsuri Sdn Bhd wholly-owns TPSB.**
Nature of interest	:	**Deemed interest**
Date of notice	:	**12/06/2007**

Remarks

Notification was received by the Company on 14 June 2007.

Exemption File No.
082-34780

Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965

Reference No **MC-070614-04445**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**14/06/2007**

Particulars of substantial Securities Holder

Name	:	**Wilayah Resources Sdn Bhd**
Address	:	**Level 39, Menara Maxis** **Kuala Lumpur City Centre** **50088 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**212075-T**
Nationality/Country of incorporation	:	**Incorporated in Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**
Date of cessation	:	**08/06/2007**

Name & address of registered holder

Wilayah Resources Sdn. Bhd. ("WRSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 133,901,584 ordinary shares of MR0.10 each in Maxis

Number of securities disposed	:	**133,901,584**
Price Transacted (RM)	:	
Circumstances by reason of which a person ceases to be a substantial Securities Holder	:	**Ceased to be a substantial shareholder of Maxis by virtue of the acceptance by WRSB on 8 June 2007, pursuant to the Conditional Take-Over Offer by Binariang GSM Sdn Bhd through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007.**
Nature of interest	:	**Direct**
Date of notice	:	**12/06/2007**

Remarks

Notification was received by the Company on 14 June 2007.

Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965

Exemption File No. 082-34780

Reference No **MC-070614-07330**
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **14/06/2007**

Particulars of substantial Securities Holder

Name	:	**Wilayah Bintang Sdn Bhd**
Address	:	**Level 39, Menara Maxis Kuala Lumpur City Centre 50088 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**237488-M**
Nationality/Country of incorporation	:	**Incorporated in Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**
Date of cessation	:	**08/06/2007**

Name & address of registered holder

**Wilayah Resources Sdn. Bhd. ("WRSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 133,901,584 ordinary shares of MR0.10 each in Maxis**

Number of securities disposed	:	**133,901,584**
Price Transacted (RM)	:	
Circumstances by reason of which a person ceases to be a substantial Securities Holder	:	**Ceased to be a substantial shareholder of Maxis by virtue of the acceptance by WRSB on 8 June 2007, pursuant to the Conditional Take-Over Offer by Binariang GSM Sdn Bhd through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007.** **Wilayah Bintang Sdn Bhd wholly-owns WRSB.**
Nature of interest	:	**Deemed interest**
Date of notice	:	**12/06/2007**

Remarks
Notification was received by the Company on 14 June 2007.

Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965

Exemption File No.
082-34780

Reference No **MC-070614-09598**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**14/06/2007**

Particulars of substantial Securities Holder

Name	:	**Pacific Fortune Sdn Bhd**
Address	:	**Level 39, Menara Maxis Kuala Lumpur City Centre 50088 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**190815-D**
Nationality/Country of incorporation	:	**Incorporated in Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**
Date of cessation	:	**08/06/2007**

Name & address of registered holder

Tetap Emas Sdn. Bhd. ("TESB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 83,689,359 ordinary shares of RM0.10 each in Maxis)

Ria Utama Sdn. Bhd. ("RUSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 83,689,359 ordinary shares of RM0.10 each in Maxis)

Number of securities disposed	:	**167,378,718**
Price Transacted (RM)	:	
Circumstances by reason of which a person ceases to be a substantial Securities Holder	:	**Ceased to be a substantial shareholder of Maxis by virtue of the acceptances by TESB and RUSB on 8 June 2007, pursuant to the Conditional Take-Over Offer by Binariang GSM Sdn Bhd through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007.** **Pacific Fortune Sdn Bhd wholly-owns TESB and RUSB.**
Nature of interest	:	**Deemed interest**
Date of notice	:	**12/06/2007**

Remarks
Notification was received by the Company on 14 June 2007.

Notice of Interest of Substantial Shareholder Pursuant to Form 29A of the Companies Act. 1965

Exemption File No.
082-34780

Reference No **MC-070614-32189**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **14/06/2007**

Particulars of Substantial Securities Holder

Name : **Shield Estate N.V. ("SENV")**
Address : **Kaya W.F.G. (Jombi)**
Mensing 36, Curacao
Netherlands Antilles
NRIC/Passport No/Company No. : **82549**
Nationality/Country of incorporation : **The Netherlands Antilles**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
CIMSEC Nominees (Tempatan) Sdn Bhd
ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur

Date interest acquired & no of securities acquired

Date interest acquired : **08/06/2007**
No of securities : **1,675,669,811**
Circumstances by reason of which Securities Holder has interest : **Deemed to have an interest in the voting shares of Maxis arising from the acceptances which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") on 8 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007.**
Nature of interest : **Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC. Binariang is in turn wholly-owned by SENV.**

Price Transacted (RM) :
Total no of securities after change:
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **1,675,669,811**
Indirect/deemed interest (%) : **65.64**
Date of notice : **12/06/2007**

Remarks
This announcement is based on the Notice of Interest of Substantial Shareholder dated 12 June 2007, which was received by the Company on 14 June 2007

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No. 082-34780

Reference No **MC-070614-32889**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **14/06/2007**

Particulars of substantial Securities Holder

Name : **Hj Affendi Bin Tun Hj. Mohd Fuad Stephens ("Affendi")**
Address : **2A, Jalan 4L, Ampang Jaya, 68000 Selangor Darul Ehsan**
NRIC/Passport No/Company No. : **590103-12-6013**
Nationality/Country of incorporation : **Malaysian**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd
ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
(in respect of 1,675,669,811 ordinary shares of RM0.10 each)

Anak Samudra Sdn. Bhd. ("ASSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 43,689,359 ordinary shares of RM0.10 each)

Dumai Maju Sdn. Bhd. ("DMSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 43,689,359 ordinary shares of RM0.10 each)

Usaha Kenanga Sdn. Bhd. ("UKSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 20,853,534 ordinary shares of RM0.10 each)

Tegas Sari Sdn. Bhd. ("TSSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 35,148,789 ordinary shares of RM0.10 each)

Mujur Anggun Sdn. Bhd. ("MASB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 50,214,543 ordinary shares of RM0.10 each)

Cabaran Mujur Sdn. Bhd. ("CMSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 61,665,722 ordinary shares of RM0.10 each)

Nusantara Makmur Sdn. Bhd. ("NMSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur

Exemption File No. 082-34780

(in respect of 74,514,359 ordinary shares of RM0.10 each)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**08/06/2007**	**1,675,669,811**	
Disposed	**08/06/2007**	**329,775,665**	

Circumstances by reason of which change has occurred : **Increase in the deemed interest in the voting shares of Maxis arising from the acceptances which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") on 8 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007, including acceptances by ASSB, DMSB, UKSB, TSSB, MASB, CMSB and NMSB.**

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC and has a direct interest in the said shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

His deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of his 25% direct equity interest in Harapan Nusantara Sdn Bhd ("HNSB").

HNSB's deemed interest in the voting shares in Maxis arises by virtue of HNSB being entitled to control the exercise of 100% of the votes attached to the voting shares in each of ASSB, DMSB, UKSB, TSSB, MASB, CMSB and NMSB (collectively, "Harapan Nusantara Subsidiaries").

The Harapan Nusantara Subsidiaries have a 21.88% collective equity interest in SENV.

The Harapan Nusantara Subsidiaries hold their interests in Maxis as trustees under discretionary trusts for Bumiputera objects.

However, he does not have any economic interest in the shares held by the Harapan Nusantara Subsidiaries as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

Nature of interest	: **Deemed interest**
Direct (units)	:
Direct (%)	:
Indirect/deemed interest (units)	: **1,675,669,811**
Indirect/deemed interest (%)	: **65.64**
Total no of securities after change	: **1,675,669,811**
Date of notice	: **12/06/2007**

Remarks

Notification was received by the Company on 14 June 2007.

The Registered holder of the Maxis shares over which Affendi has a deemed interest after the acquisition and disposal as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd
ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur

Exemption File No. 082-34789

(in respect of 1,675,669,811 ordinary shares of RM0.10 each)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No. 082-34780

Reference No **MC-070614-8F8AB**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**14/06/2007**

Particulars of substantial Securities Holder

Name	:	**Dato' Haji Badri Bin Haji Masri ("Dato' Badri")**
Address	:	**No.6 Jalan SS5B/5 Kelana Jaya 47301 Petaling Jaya Selangor Darul Ehsan**
NRIC/Passport No/Company No.	:	**440509-10-5163**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd
ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
(in respect of 1,675,669,811 ordinary shares of RM0.10 each)

Anak Samudra Sdn. Bhd. ("ASSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 43,689,359 ordinary shares of RM0.10 each)

Dumai Maju Sdn. Bhd. ("DMSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 43,689,359 ordinary shares of RM0.10 each)

Usaha Kenanga Sdn. Bhd. ("UKSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 20,853,534 ordinary shares of RM0.10 each)

Tegas Sari Sdn. Bhd. ("TSSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 35,148,789 ordinary shares of RM0.10 each)

Mujur Anggun Sdn. Bhd. ("MASB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 50,214,543 ordinary shares of RM0.10 each)

Cabaran Mujur Sdn. Bhd. ("CMSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 61,665,722 ordinary shares of RM0.10 each)

Nusantara Makmur Sdn. Bhd. ("NMSB")

Exemption File No.
082-34780

Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 74,514,359 ordinary shares of RM0.10 each)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**08/06/2007**	**1,675,669,811**	
Disposed	**08/06/2007**	**329,775,665**	

Circumstances by reason of which change has occurred : **Increase in the deemed interest in the voting shares of Maxis arising from the acceptances which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") on 8 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007, including acceptances by ASSB, DMSB, UKSB, TSSB, MASB, CMSB and NMSB.**

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC and has a direct interest in the said shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

His deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of his 25% direct equity interest in Harapan Nusantara Sdn Bhd ("HNSB").

HNSB's deemed interest in the voting shares in Maxis arises by virtue of HNSB being entitled to control the exercise of 100% of the votes attached to the voting shares in each of ASSB, DMSB, UKSB, TSSB, MASB, CMSB and NMSB (collectively, "Harapan Nusantara Subsidiaries").

The Harapan Nusantara Subsidiaries have a 21.88% collective equity interest in SENV.

The Harapan Nusantara Subsidiaries hold their interests in Maxis as trustees under discretionary trusts for Bumiputera objects.

However, he does not have any economic interest in the shares held by the Harapan Nusantara Subsidiaries as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,675,669,811**
Indirect/deemed interest (%)	:	**65.64**
Total no of securities after change	:	**1,675,669,811**
Date of notice	:	**12/06/2007**

Remarks
Notification was received by the Company on 14 June 2007.

The Registered holder of the Maxis shares over which Dato' Badri has a deemed interest after the acquisition and disposal as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd
ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square

Exemption File No.
082-34780

Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
(in respect of 1,675,669,811 ordinary shares of RM0.10 each)

Exemption File No.
082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965
Reference No **MC-070614-A00AD**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**14/06/2007**

Particulars of substantial Securities Holder

Name	:	**Tun Haji Mohammed Hanif Bin Omar ("Tun Hanif")**
Address	:	**No. 74, Jalan USJ 12/3B, 47630 Subang Jaya, Selangor Darul Ehsan**
NRIC/Passport No/Company No.	:	**390116-08-5111**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
CIMSEC Nominees (Tempatan) Sdn Bhd
ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
(in respect of 1,675,669,811 ordinary shares of RM0.10 each)

Anak Samudra Sdn. Bhd. ("ASSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 43,689,359 ordinary shares of RM0.10 each)

Dumai Maju Sdn. Bhd. ("DMSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 43,689,359 ordinary shares of RM0.10 each)

Usaha Kenanga Sdn. Bhd. ("UKSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 20,853,534 ordinary shares of RM0.10 each)

Tegas Sari Sdn. Bhd. ("TSSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 35,148,789 ordinary shares of RM0.10 each)

Mujur Anggun Sdn. Bhd. ("MASB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 50,214,543 ordinary shares of RM0.10 each)

Cabaran Mujur Sdn. Bhd. ("CMSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 61,665,722 ordinary shares of RM0.10 each)

Nusantara Makmur Sdn. Bhd. ("NMSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre

50088 Kuala Lumpur
(in respect of 74,514,359 ordinary shares of RM0.10 each)

Exemption File No.
082-34780

Dian Tiara Sdn. Bhd. ("DTSB")
Suite 1608, Plaza Pengkalan
Jalan Tiong, 3rd Mile, Jalan Ipoh
51100 Kuala Lumpur
(in respect of 2,000,000 ordinary shares of RM0.10 each)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**08/06/2007**	**1,675,669,811**	
Disposed	**08/06/2007**	**331,775,665**	

Circumstances by reason of which change has occurred : **Increase in the deemed interest in the voting shares of Maxis arising from the acceptances which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") on 8 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007, including acceptances by ASSB, DMSB, UKSB, TSSB, MASB, CMSB and NMSB.**

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC and has a direct interest in the said shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

His deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of his 25% direct equity interest in Harapan Nusantara Sdn Bhd ("HNSB").

HNSB's deemed interest in the voting shares in Maxis arises by virtue of HNSB being entitled to control the exercise of 100% of the votes attached to the voting shares in each of ASSB, DMSB, UKSB, TSSB, MASB, CMSB and NMSB (collectively, "Harapan Nusantara Subsidiaries").

The Harapan Nusantara Subsidiaries have a 21.88% collective equity interest in SENV.

The Harapan Nusantara Subsidiaries hold their interests in Maxis as trustees under discretionary trusts for Bumiputera objects.

However, he does not have any economic interest in the shares held by the Harapan Nusantara Subsidiaries as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

Nature of interest : **Deemed interest**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **1,675,669,811**
Indirect/deemed interest (%) : **65.64**
Total no of securities after change : **1,675,669,811**
Date of notice : **12/06/2007**
Remarks
Notification was received by the Company on 14 June 2007.

The Registered holder of the Maxis shares over which Tun Hanif has a deemed interest after the acquisition and disposal as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd

Exemption File No.
082-34780

ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
(in respect of 1,675,669,811 ordinary shares of RM0.10 each)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070614-A371A**

Exemption File No.
082-34780

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**14/06/2007**

Particulars of substantial Securities Holder

Name	:	**Mohamad Shahrin Bin Merican ("MSM")**
Address	:	**No.458 Taman Ampang Utama, 68000 Ampang, Selangor Darul Ehsan**
NRIC/Passport No/Company No.	:	**550405-02-5529**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd
ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
(in respect of 1,675,669,811 ordinary shares of RM0.10 each)

Anak Samudra Sdn. Bhd. ("ASSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 43,689,359 ordinary shares of RM0.10 each)

Dumai Maju Sdn. Bhd. ("DMSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 43,689,359 ordinary shares of RM0.10 each)

Usaha Kenanga Sdn. Bhd. ("UKSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 20,853,534 ordinary shares of RM0.10 each)

Tegas Sari Sdn. Bhd. ("TSSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 35,148,789 ordinary shares of RM0.10 each)

Mujur Anggun Sdn. Bhd. ("MASB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 50,214,543 ordinary shares of RM0.10 each)

Cabaran Mujur Sdn. Bhd. ("CMSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 61,665,722 ordinary shares of RM0.10 each)

Nusantara Makmur Sdn. Bhd. ("NMSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre

Exemption File No. 082-34780

50088 Kuala Lumpur
(in respect of 74,514,359 ordinary shares of RM0.10 each)

Mohamad Shahrin Bin Merican
No.458 Taman Ampang Utama
68000 Ampang
Selangor Darul Ehsan
(in respect of 130,000 ordinary shares of RM0.10 each)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**08/06/2007**	**1,675,669,811**	
Disposed	**08/06/2007**	**329,905,665**	

Circumstances by reason of which change has occurred : **Increase in the deemed interest in the voting shares of Maxis arising from the acceptances which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") on 8 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007, including acceptances by ASSB, DMSB, UKSB, TSSB, MASB, CMSB and NMSB.**

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC and has a direct interest in the said shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

His deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of his 25% direct equity interest in Harapan Nusantara Sdn Bhd ("HNSB").

HNSB's deemed interest in the voting shares in Maxis arises by virtue of HNSB being entitled to control the exercise of 100% of the votes attached to the voting shares in each of ASSB, DMSB, UKSB, TSSB, MASB, CMSB and NMSB (collectively, "Harapan Nusantara Subsidiaries").

The Harapan Nusantara Subsidiaries have a 21.88% collective equity interest in SENV.

The Harapan Nusantara Subsidiaries hold their interests in Maxis as trustees under discretionary trusts for Bumiputera objects.

However, he does not have any economic interest in the shares held by the Harapan Nusantara Subsidiaries as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

Nature of interest	: **Deemed interest**
Direct (units)	:
Direct (%)	:
Indirect/deemed interest (units)	: **1,675,669,811**
Indirect/deemed interest (%)	: **65.64**
Total no of securities after change	: **1,675,669,811**
Date of notice	: **12/06/2007**

Remarks
Notification was received by the Company on 14 June 2007.

The Registered holder of the Maxis shares over which MSM has a deemed interest after the acquisition and disposal as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd

Exemption File No.
082-34780

ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
(in respect of 1,675,669,811 ordinary shares of RM0.10 each)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No. 082-34780

Reference No		**MC-070614-AF57F**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**14/06/2007**

Particulars of substantial Securities Holder

Name	:	**Harapan Nusantara Sdn. Bhd. ("HNSB")**
Address	:	**Level 39, Menara Maxis Kuala Lumpur City Centre 50088 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**288612-K**
Nationality/Country of incorporation	:	**Incorporated in Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd
ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
(in respect of 1,675,669,811 ordinary shares of RM0.10 each)

Anak Samudra Sdn. Bhd. ("ASSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 43,689,359 ordinary shares of RM0.10 each)

Dumai Maju Sdn. Bhd. ("DMSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 43,689,359 ordinary shares of RM0.10 each)

Usaha Kenanga Sdn. Bhd. ("UKSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 20,853,534 ordinary shares of RM0.10 each)

Tegas Sari Sdn. Bhd. ("TSSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 35,148,789 ordinary shares of RM0.10 each)

Mujur Anggun Sdn. Bhd. ("MASB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 50,214,543 ordinary shares of RM0.10 each)

Cabaran Mujur Sdn. Bhd. ("CMSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 61,665,722 ordinary shares of RM0.10 each)

Nusantara Makmur Sdn. Bhd. ("NMSB")
Level 39, Menara Maxis

Exemption File No. 082-34780

Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 74,514,359 ordinary shares of RM0.10 each)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**08/06/2007**	**1,675,669,811**	
Disposed	**08/06/2007**	**329,775,665**	

Circumstances by reason of which change has occurred : **Increase in the deemed interest in the voting shares of Maxis arising from the acceptances which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007, including acceptances by ASSB, DMSB, UKSB, TSSB, MASB, CMSB and NMSB.**

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC and has a direct interest in the said shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

HNSB's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of HNSB being entitled to control the exercise of 100% of the votes attached to the voting shares in each of ASSB, DMSB, UKSB, TSSB, MASB, CMSB and NMSB (collectively, "Harapan Nusantara Subsidiaries").

The Harapan Nusantara Subsidiaries have a 21.88% collective equity interest in SENV.

The Harapan Nusantara Subsidiaries hold their interests in Maxis as trustees under discretionary trusts for Bumiputera objects.

As such, HNSB do not have any economic interest in these shares held by the Harapan Nusantara Subsidiaries as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,675,669,811**
Indirect/deemed interest (%)	:	**65.64**
Total no of securities after change	:	**1,675,669,811**
Date of notice	:	**12/06/2007**

Remarks
Notification was received by the Company on 14 June 2007.

The Registered holder of the Maxis shares over which HNSB has a deemed interest after the acquisition and disposal as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd
ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
(in respect of 1,675,669,811 ordinary shares of RM0.10 each)

Exemption File No. 082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act 1965

Reference No **MC-070614-89878**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**14/06/2007**

Particulars of substantial Securities Holder

Name	:	**Maxis Holdings Sdn Bhd ("MHSB")**
Address	:	**Level 39, Menara Maxis Kuala Lumpur City Centre 50088 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**354378-W**
Nationality/Country of incorporation	:	**Incorporated in Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd
ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
(in respect of 1,675,669,811 ordinary shares of RM0.10 each)

Maxis Holdings Sdn. Bhd. ("MHSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 397,849,171 ordinary shares of RM0.10 each)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**08/06/2007**	**1,675,669,811**	
Disposed	**08/06/2007**	**397,849,171**	

Circumstances by reason of which change has occurred :

Increase in the deemed interest in the voting shares of Maxis arising from the acceptances which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") on 8 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007, including acceptance by MHSB.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC and has a direct interest in the said shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

MHSB's deemed interest in the voting shares in Maxis in which Binariang has an interest arises by virtue of its 26.40% direct equity interest in SENV.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,675,669,811**
Indirect/deemed interest (%)	:	**65.64**
Total no of securities after change	:	**1,675,669,811**
Date of notice	:	**12/06/2007**

Remarks

Notification was received by the Company on 14 June 2007.

The Registered holder of the Maxis shares over which MHSB has a deemed interest after the acquisition and disposal as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd
ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
(in respect of 1,675,669,811 ordinary shares of RM0.10 each)

Exemption File No. 082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act 1965

Reference No **MC-070614-95AAA**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**14/06/2007**

Particulars of substantial Securities Holder

Name	:	**East Asia Telecommunications Ltd ("EAT")**
Address	:	**Craigmuir Chambers P.O.Box 71, Road Town, Tortola, British Virgin Islands**
NRIC/Passport No/Company No.	:	**449877**
Nationality/Country of incorporation	:	**British Virgin Islands**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd
ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
(in respect of 1,675,669,811 ordinary shares of RM0.10 each)

Maxis Holdings Sdn. Bhd. ("MHSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 397,849,171 ordinary shares of RM0.10 each)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**08/06/2007**	**1,675,669,811**	
Disposed	**08/06/2007**	**397,849,171**	

Circumstances by reason of which change has occurred :

Increase in the deemed interest in the voting shares of Maxis arising from the acceptances which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") on 8 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007, including acceptance by MHSB.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC and has a direct interest in the said shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

EAT's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of its direct equity interest of 34.782% in MHSB which in turn has a 26.40% direct equity interest in SENV.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,675,669,811**
Indirect/deemed interest (%)	:	**65.64**
Total no of securities after change	:	**1,675,669,811**
Date of notice	:	**12/06/2007**
Remarks		

Exemption File No.
082-34780

Notification was received by the Company on 14 June 2007.

The Registered holder of the Maxis shares over which EAT has a deemed interest after the acquisition and disposal as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd
ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
(in respect of 1,675,669,811 ordinary shares of RM0.10 each)

Exemption File No. 082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070614-984BB**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**14/06/2007**

Particulars of substantial Securities Holder

Name	:	**Worldwide Communications Technologies Ltd ("WCT")**
Address	:	**Craigmuir Chambers P.O.Box 71, Road Town, Tortola, British Virgin Islands**
NRIC/Passport No/Company No.	:	**449637**
Nationality/Country of incorporation	:	**British Virgin Islands**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd
ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
(in respect of 1,675,669,811 ordinary shares of RM0.10 each)

Maxis Holdings Sdn. Bhd. ("MHSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 397,849,171 ordinary shares of RM0.10 each)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**08/06/2007**	**1,675,669,811**	
Disposed	**08/06/2007**	**397,849,171**	

Circumstances by reason of which change has occurred :

Increase in the deemed interest in the voting shares of Maxis arising from the acceptances which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") on 8 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007, including acceptance by MHSB.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC and has a direct interest in the said shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

WCT's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of its direct equity interest of 48.913% in MHSB which in turn has a 26.40% direct equity interest in SENV.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,675,669,811**
Indirect/deemed interest (%)	:	**65.64**
Total no of securities after change	:	**1,675,669,811**
Date of notice	:	**12/06/2007**
Remarks		

Exemption File No. 082-34780

Notification was received by the Company on 14 June 2007.

The Registered holder of the Maxis shares over which WCT has a deemed interest after the acquisition and disposal as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd
ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
(in respect of 1,675,669,811 ordinary shares of RM0.10 each)

Exemption File No. 082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070614-A1741**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**14/06/2007**

Particulars of substantial Securities Holder

Name	:	**Eridanes International N.V. ("EINV")**
Address	:	**Kaya Verdi 44 (Kavel 75)** **Curacao, Netherlands Antilles**
NRIC/Passport No/Company No.	:	**63756**
Nationality/Country of incorporation	:	**The Netherlands Antilles**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd
ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
(in respect of 1,675,669,811 ordinary shares of RM0.10 each)

Maxis Holdings Sdn. Bhd. ("MHSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 397,849,171 ordinary shares of RM0.10 each)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**08/06/2007**	**1,675,669,811**	
Disposed	**08/06/2007**	**397,849,171**	

Circumstances by reason of which change has occurred :

Increase in the deemed interest in the voting shares of Maxis arising from the acceptances which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") on 8 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007, including acceptance by MHSB.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC and has a direct interest in the said shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

EINV's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of EINV being entitled to exercise 100% of the votes attached to the voting shares in each of East Asia Telecommunications Ltd ("EAT"), Global Multimedia Technologies (BVI) Ltd ("GMT") and Worldwide Communications Technologies Ltd ("WCT").

EAT, GMT and WCT collectively own MHSB which in turn has a 26.40% direct equity interest in SENV.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,675,669,811**
Indirect/deemed interest (%)	:	**65.64**

Exemption File No.
082-34780

Total no of securities after change	:	**1,675,669,811**
Date of notice	:	**12/06/2007**

Remarks

Notification was received by the Company on 14 June 2007.

The Registered holder of the Maxis shares over which EINV has a deemed interest after the acquisition and disposal as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd
ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
(in respect of 1,675,669,811 ordinary shares of RM0.10 each)

Exemption File No. 082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act 1965

Reference No **MC-070614-A6008**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**14/06/2007**

Particulars of substantial Securities Holder

Name	:	**Usaha Tegas Equity Sdn Bhd ("UTE")**
Address	:	**Level 39, Menara Maxis Kuala Lumpur City Centre 50088 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**209844-K**
Nationality/Country of incorporation	:	**Incorporated in Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd
ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
(in respect of 1,675,669,811 ordinary shares of RM0.10 each)

Wilayah Resources Sdn. Bhd. ("WRSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 133,901,584 ordinary shares of RM0.10 each)

Tegas Puri Sdn. Bhd. ("TPSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 167,378,718 ordinary shares of RM0.10 each)

Besitang Barat Sdn. Bhd. ("BBSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 133,901,583 ordinary shares of RM0.10 each)

Besitang Selatan Sdn. Bhd. ("BSSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 117,164,175 ordinary shares of RM0.10 each)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**08/06/2007**	**1,675,669,811**	
Disposed	**08/06/2007**	**552,346,060**	

Circumstances by reason of which change has occurred	:	**Increase in the deemed interest in the voting shares of Maxis arising from the acceptances which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") on 8 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007, including acceptances by WRSB, TPSB, BBSB and BSSB.**

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC and has a direct interest in the said shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

UTE's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of UTE holding 100% direct equity interest in each of Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd which in turn wholly-own Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively, "UT Subsidiaries") respectively.

The UT Subsidiaries have a 36.65% collective equity interest in SENV.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,675,669,811**
Indirect/deemed interest (%)	:	**65.64**
Total no of securities after change	:	**1,675,669,811**
Date of notice	:	**12/06/2007**

Remarks

Notification was received by the Company on 14 June 2007.

The Registered holder of the Maxis shares over which UTE has a deemed interest after the acquisition and disposal as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd
ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
(in respect of 1,675,669,811 ordinary shares of RM0.10 each)

Exemption File No. 082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965

Reference No **MC-070614-B2196**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **14/06/2007**

Particulars of substantial Securities Holder

Name : **Usaha Tegas Sdn Bhd ("UTSB")**
Address : **Level 39, Menara Maxis**
Kuala Lumpur City Centre
50088 Kuala Lumpur
NRIC/Passport No/Company No. : **121062-M**
Nationality/Country of incorporation : **Incorporated in Malaysia**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
CIMSEC Nominees (Tempatan) Sdn Bhd
ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
(in respect of 1,675,669,811 ordinary shares of RM0.10 each)

Wilayah Resources Sdn. Bhd. ("WRSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 133,901,584 ordinary shares of RM0.10 each)

Tegas Puri Sdn. Bhd. ("TPSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 167,378,718 ordinary shares of RM0.10 each)

Besitang Barat Sdn. Bhd. ("BBSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 133,901,583 ordinary shares of RM0.10 each)

Besitang Selatan Sdn. Bhd. ("BSSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 117,164,175 ordinary shares of RM0.10 each)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**08/06/2007**	**1,675,669,811**	
Disposed	**08/06/2007**	**552,346,060**	

Circumstances by reason of which change has occurred : **Increase in the deemed interest in the voting shares of Maxis arising from the acceptances which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") on 8 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007, including acceptances by WRSB, TPSB, BBSB and BSSB.**

Exemption File No. 082-34780

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC and has a direct interest in the said shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

UTSB's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of UTSB holding 100% direct equity interest in Usaha Tegas Equity Sdn Bhd ("UTE"), while UTE in turn has 100% direct equity interest in each of Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd which in turn wholly-own Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively, "UT Subsidiaries") respectively.

The UT Subsidiaries have a 36.65% collective equity interest in SENV.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,675,669,811**
Indirect/deemed interest (%)	:	**65.64**
Total no of securities after change	:	**1,675,669,811**
Date of notice	:	**12/06/2007**

Remarks

Notification was received by the Company on 14 June 2007.

The Registered holder of the Maxis shares over which UTSB has a deemed interest after the acquisition and disposal as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd
ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
(in respect of 1,675,669,811 ordinary shares of RM0.10 each)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No. 082-34780

Reference No **MC-070614-B84F3**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **14/06/2007**

Particulars of substantial Securities Holder

Name : **Pacific States Investment Limited ("PSIL")**
Address : **La Motte Chambers,**
La Motte Street, St Helier, Jersey,
Channel Islands JE1 1BJ
NRIC/Passport No/Company No. : **39120**
Nationality/Country of incorporation : **Jersey, Channel Islands**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
CIMSEC Nominees (Tempatan) Sdn Bhd
ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
(in respect of 1,675,669,811 ordinary shares of RM0.10 each)

Wilayah Resources Sdn. Bhd. ("WRSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 133,901,584 ordinary shares of RM0.10 each)

Tegas Puri Sdn. Bhd. ("TPSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 167,378,718 ordinary shares of RM0.10 each)

Besitang Barat Sdn. Bhd. ("BBSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 133,901,583 ordinary shares of RM0.10 each)

Besitang Selatan Sdn. Bhd. ("BSSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 117,164,175 ordinary shares of RM0.10 each)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**08/06/2007**	**1,675,669,811**	
Disposed	**08/06/2007**	**552,346,060**	

Circumstances by reason of which change has occurred : **Increase in the deemed interest in the voting shares of Maxis arising from the acceptances which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") on 8 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007, including acceptances by WRSB, TPSB, BBSB and BSSB.**

Exemption File No.
082-34780

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC and has a direct interest in the said shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

PSIL's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of PSIL holding 99.999% of the shares in Usaha Tegas Sdn Bhd ("UTSB").

UTSB wholly-owns Usaha Tegas Equity Sdn Bhd ("UTE"), while UTE has 100% direct equity interest in each of Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd which in turn wholly-own Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively, "UT Subsidiaries") respectively.

The UT Subsidiaries have a 36.65% collective equity interest in SENV.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,675,669,811**
Indirect/deemed interest (%)	:	**65.64**
Total no of securities after change	:	**1,675,669,811**
Date of notice	:	**12/06/2007**

Remarks

Notification was received by the Company on 14 June 2007.

The Registered holder of the Maxis shares over which PSIL has a deemed interest after the acquisition and disposal as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd
ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
(in respect of 1,675,669,811 ordinary shares of RM0.10 each)

Exemption File No. 082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070614-BDC5E**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**14/06/2007**

Particulars of substantial Securities Holder

Name	:	**Excorp Holdings N.V. ("Excorp")**
Address	:	**Kaya W.F.G. (Jombi) Mensing 36 Curacao, N.A.**
NRIC/Passport No/Company No.	:	**76431**
Nationality/Country of incorporation	:	**The Netherlands Antilles**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd
ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
(in respect of 1,675,669,811 ordinary shares of RM0.10 each)

Wilayah Resources Sdn. Bhd. ("WRSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 133,901,584 ordinary shares of RM0.10 each)

Tegas Puri Sdn. Bhd. ("TPSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 167,378,718 ordinary shares of RM0.10 each)

Besitang Barat Sdn. Bhd. ("BBSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 133,901,583 ordinary shares of RM0.10 each)

Besitang Selatan Sdn. Bhd. ("BSSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 117,164,175 ordinary shares of RM0.10 each)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**08/06/2007**	**1,675,669,811**	
Disposed	**08/06/2007**	**552,346,060**	

Circumstances by reason of which change has occurred	:	**Increase in the deemed interest in the voting shares of Maxis arising from the acceptances which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") on 8 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007, including acceptances by WRSB, TPSB, BBSB and BSSB.**

Exemption File No. 082-34780

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC and has a direct interest in the said shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

Excorp's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of all the shares in Pacific States Investment Limited ("PSIL") being held by Excorp.

PSIL holds 99.999% of the shares in Usaha Tegas Sdn Bhd ("UTSB).

UTSB wholly-owns Usaha Tegas Equity Sdn Bhd ("UTE"), while UTE has 100% direct equity interest in each of Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd which in turn wholly-own Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively, "UT Subsidiaries") respectively.

The UT Subsidiaries have a 36.65% collective equity interest in SENV.

Nature of interest	:	Deemed interest
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	1,675,669,811
Indirect/deemed interest (%)	:	65.64
Total no of securities after change	:	1,675,669,811
Date of notice	:	12/06/2007

Remarks

Notification was received by the Company on 14 June 2007.

The Registered holder of the Maxis shares over which Excorp has a deemed interest after the acquisition and disposal as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd
ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
(in respect of 1,675,669,811 ordinary shares of RM0.10 each)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-070614-C262E**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**14/06/2007**

Particulars of substantial Securities Holder

Name	:	**PanOcean Management Limited ("PanOcean")**
Address	:	**La Motte Chambers, La Motte Street, St Helier, Jersey, Channel Islands JE1 1BJ**
NRIC/Passport No/Company No.	:	**70421**
Nationality/Country of incorporation	:	**Jersey, Channel Islands**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
CIMSEC Nominees (Tempatan) Sdn Bhd
ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
(in respect of 1,675,669,811 ordinary shares of RM0.10 each)

Wilayah Resources Sdn. Bhd. ("WRSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 133,901,584 ordinary shares of RM0.10 each)

Tegas Puri Sdn. Bhd. ("TPSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 167,378,718 ordinary shares of RM0.10 each)

Besitang Barat Sdn. Bhd. ("BBSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 133,901,583 ordinary shares of RM0.10 each)

Besitang Selatan Sdn. Bhd. ("BSSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 117,164,175 ordinary shares of RM0.10 each)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**08/06/2007**	**1,675,669,811**	
Disposed	**08/06/2007**	**552,346,060**	

Circumstances by reason of which change has occurred	:	**Increase in the deemed interest in the voting shares of Maxis arising from the acceptances which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") on 8 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007, including acceptances by WRSB, TPSB, BBSB and BSSB.**

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC and has a direct interest in the said shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

PanOcean's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of all the shares in Excorp Holdings N.V. ("Excorp") being held by PanOcean. Excorp in turn holds all the shares in Pacific States Investment Limited ("PSIL").

PSIL holds 99.999% of the shares in Usaha Tegas Sdn Bhd ("UTSB").

UTSB wholly-owns Usaha Tegas Equity Sdn Bhd ("UTE"), while UTE has 100% direct equity interest in each of Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd which in turn wholly-own Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively, "UT Subsidiaries") respectively.

The UT Subsidiaries have a 36.65% collective equity interest in SENV.

Although PanOcean is deemed to have an interest in the shares of Maxis in which PSIL has an interest, PanOcean does not have any economic or beneficial interest over such shares, as such interest is held subject to the terms of the discretionary trust.

Nature of interest	:	Deemed interest
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	1,675,669,811
Indirect/deemed interest (%)	:	65.64
Total no of securities after change	:	1,675,669,811
Date of notice	:	12/06/2007

Remarks

Notification was received by the Company on 14 June 2007.

The Registered holder of the Maxis shares over which PanOcean has a deemed interest after the acquisition and disposal as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd
ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
(in respect of 1,675,669,811 ordinary shares of RM0.10 each)

Exemption File No. 082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No MC-070614-C9A96

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**14/06/2007**

Particulars of substantial Securities Holder

Name	:	**Ananda Krishnan Tatparanandam ("TAK")**
Address	:	**No.8 Taman U Thant Dua 55000 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**380401-10-5397**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd
ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
(in respect of 1,675,669,811 ordinary shares of RM0.10 each)

Wangi Terang Sdn. Bhd. ("WTSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 59,732,025 ordinary shares of RM0.10 each)

Tetap Emas Sdn. Bhd. ("TESB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 83,689,359 ordinary shares of RM0.10 each)

Ria Utama Sdn. Bhd. ("RUSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 83,689,359 ordinary shares of RM0.10 each)

Wilayah Resources Sdn. Bhd. ("WRSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 133,901,584 ordinary shares of RM0.10 each)

Tegas Puri Sdn. Bhd. ("TPSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 167,378,718 ordinary shares of RM0.10 each)

Besitang Barat Sdn. Bhd. ("BBSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 133,901,583 ordinary shares of RM0.10 each)

Besitang Selatan Sdn. Bhd. ("BSSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre

Exemption File No.
082-34780

50088 Kuala Lumpur
(in respect of 117,164,175 ordinary shares of RM0.10 each)

Maxis Holdings Sdn. Bhd. ("MHSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 397,849,171 ordinary shares of RM0.10 each)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**08/06/2007**	**1,675,669,811**	
Disposed	**08/06/2007**	**1,177,305,974**	

Circumstances by reason of which change has occurred : **Increase in the deemed interest in the voting shares of Maxis arising from the acceptances which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") on 8 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007, including acceptances by WTSB, TESB, RUSB, WRSB, TPSB, BBSB, BSSB and MHSB.**
Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC and has a direct interest in the said shares. Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

His deemed interests in the voting shares in Maxis arise by virtue of:-
a) his deemed interest in PanOcean Management Limited ("PanOcean"), the trustee of a discretionary trust, the beneficiaries of which are members of his family and foundations including those for charitable purposes.
PanOcean holds all the shares in Excorp Holdings N.V. which in turn holds all the shares in Pacific States Investment Limited ("PSIL").
PSIL holds 99.999% of the shares in Usaha Tegas Sdn Bhd ("UTSB").
UTSB wholly-owns Usaha Tegas Equity Sdn Bhd ("UTE"), while UTE has 100% direct equity interest in each of Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd which in turn wholly-own Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively, "UT Subsidiaries") respectively.
The UT Subsidiaries have a 36.65% collective equity interest in SENV.
Although he deemed to have an interest in the shares of Maxis in which PSIL has an interest, he does not has any economic or beneficial interest over such shares, as such interest is held subject to the terms of the discretionary trust.
b) his controlling interest in Eridanes International N.V. ("EINV"), the immediate holding company of East Asia Telecommunications Ltd, Global Multimedia Technologies (BVI) Ltd and Worldwide Communications Technologies Ltd which in turn collectively own Maxis Holdings Sdn Bhd ("MHSB"). EINV has a 26.40% equity interest in SENV via MHSB;
c) his controlling interest in MAI Sdn. Berhad ("MAI"), the immediate holding company of Terang Equity Sdn Bhd which in turn has a direct equity interest of 100% in Wangi Terang Sdn Bhd ("WTSB"). MAI has a 3.96% equity interest in SENV via WTSB; and
d) his controlling interest in MAI Holdings Sdn Bhd ("MAIH"), the immediate holding company of Pacific Fortune Sdn. Bhd which in turn has a direct equity interest of 100% in each of Ria Utama Sdn. Bhd. ("RUSB") and Tetap Emas Sdn. Bhd. ("TESB") respectively. MAIH has a 11.11% equity interest in SENV via RUSB and TESB.

Nature of interest : **Deemed interest**
Direct (units) :
Direct (%) :

Exemption File No.
082-34780

Indirect/deemed interest (units)	:	**1,675,669,811**
Indirect/deemed interest (%)	:	**65.64**
Total no of securities after change	:	**1,675,669,811**
Date of notice	:	**12/06/2007**

Remarks

cotification was received by the Company on 14 June 2007.

The Registered holder of the Maxis shares over which TAK has a deemed interest after the acquisition and disposal as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd
ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
(in respect of 1,675,669,811 ordinary shares of RM0.10 each)

File No. 082-34780

Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965

Reference No **MC-070614-59161**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**14/06/2007**

Particulars of substantial Securities Holder

Name	:	**Besitang Barat Sdn Bhd**
Address	:	**Level 39, Menara Maxis Kuala Lumpur City Centre 50088 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**238617-U**
Nationality/Country of incorporation	:	**Incorporated in Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**
Date of cessation	:	**08/06/2007**

Name & address of registered holder

Besitang Barat Sdn. Bhd. ("BBSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 133,901,583 ordinary shares of RM0.10 each in Maxis)

Number of securities disposed	:	**133,901,583**
Price Transacted (RM)	:	
Circumstances by reason of which a person ceases to be a substantial Securities Holder	:	**Ceased to be a substantial shareholder of Maxis by virtue of the acceptance by BBSB on 8 June 2007, pursuant to the Conditional Take-Over Offer by Binariang GSM Sdn Bhd through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007.**
Nature of interest	:	**Direct**
Date of notice	:	**12/06/2007**

Remarks

Notification was received by the Company on 14 June 2007.

Exemption File No. 082-3 ?/80

Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965

Reference No **MC-070614-F9055**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **14/06/2007**

Particulars of substantial Securities Holder

Name : **Besitang (M) Sdn Bhd**
Address : **Level 39, Menara Maxis**
Kuala Lumpur City Centre
50088 Kuala Lumpur
NRIC/Passport No/Company No. : **235966-M**
Nationality/Country of incorporation : **Incorporated in Malaysia**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**
Date of cessation : **08/06/2007**
Name & address of registered holder
Besitang Barat Sdn. Bhd. ("BBSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 133,901,583 ordinary shares of RM0.10 each in Maxis)
Number of securities disposed : **133,901,583**
Price Transacted (RM) :
Circumstances by reason of which a person ceases to be a substantial Securities Holder : **Ceased to be a substantial shareholder of Maxis by virtue of the acceptance by BBSB on 8 June 2007, pursuant to the Conditional Take-Over Offer by Binariang GSM Sdn Bhd through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007.**

Besitang (M) Sdn Bhd wholly-owns BBSB.

Nature of interest : **Deemed interest**
Date of notice : **12/06/2007**
Remarks
Notification was received by the Company on 14 June 2007.

Exemption File No. 082-34780

Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965

Reference No **MC-070614-FE263**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**14/06/2007**

Particulars of substantial Securities Holder

Name	:	**Tegas Puri Sdn Bhd**
Address	:	**Level 39, Menara Maxis Kuala Lumpur City Centre 50088 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**228564-M**
Nationality/Country of incorporation	:	**Incorporated in Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**
Date of cessation	:	**08/06/2007**

Name & address of registered holder

Tegas Puri Sdn. Bhd. ("TPSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 167,378,718 ordinary shares of RM0.10 each in Maxis)

Number of securities disposed	:	**167,378,718**
Price Transacted (RM)	:	
Circumstances by reason of which a person ceases to be a substantial Securities Holder	:	**Ceased to be a substantial shareholder of Maxis by virtue of the acceptance by TPSB on 8 June 2007, pursuant to the Conditional Take-Over Offer by Binariang GSM Sdn Bhd through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007.**
Nature of interest	:	**Direct**
Date of notice	:	**12/06/2007**

Remarks

Notification was received by the Company on 14 June 2007.

Exemption File No. 082-34730

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-070614-9DD2D**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**14/06/2007**

Particulars of substantial Securities Holder

Name	:	**Global Multimedia Technologies (BVI) Ltd ("GMT")**
Address	:	**Craigmuir Chambers P.O.Box 71, Road Town, Tortola, British Virgin Islands**
NRIC/Passport No/Company No.	:	**216301**
Nationality/Country of incorporation	:	**British Virgin Islands**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
CIMSEC Nominees (Tempatan) Sdn Bhd
ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
(in respect of 1,675,669,811 ordinary shares of RM0.10 each)

Maxis Holdings Sdn. Bhd. ("MHSB")
Level 39, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
(in respect of 397,849,171 ordinary shares of RM0.10 each)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**08/06/2007**	**1,675,669,811**	
Disposed	**08/06/2007**	**397,849,171**	

Circumstances by reason of which change has occurred :

Increase in the deemed interest in the voting shares of Maxis arising from the acceptances which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") on 8 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007, including acceptance by MHSB.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC and has a direct interest in the said shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

GMT's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of its direct equity interest of 16.304% in MHSB which in turn has a 26.40% direct equity interest in SENV.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,675,669,811**
Indirect/deemed interest (%)	:	**65.64**
Total no of securities after change	:	**1,675,669,811**
Date of notice	:	**12/06/2007**
Remarks		

Notification was received by the Company on 14 June 2007.

The Registered holder of the Maxis shares over which GMT has a deemed interest after the acquisition and disposal as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd
ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
(in respect of 1,675,669,811 ordinary shares of RM0.10 each)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965
Reference No **MC-070615-80C7F**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**15/06/2007**

Particulars of substantial Securities Holder

Name	:	**East Asia Telecommunications Ltd ("EAT")**
Address	:	**Craigmuir Chambers P.O.Box 71, Road Town, Tortola, British Virgin Islands**
NRIC/Passport No/Company No.	:	**449877**
Nationality/Country of incorporation	:	**British Virgin Islands**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 411,026,356 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 6,362,400 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**11/06/2007 14/06/2007**	**417,388,756**	

Circumstances by reason of which change has occurred	:	**Increase in the interest in the voting shares of Maxis arising from:-** **a) the acceptances of 411,026,356 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 11 June 2007 to 14 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and** **b) acquisition of 6,362,400 Maxis Shares in the open market between 13 June 2007 and 14 June 2007 by CIMSEC 2.** **Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.** **Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").** **EAT's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of its direct equity interest of 34.782% in MHSB which in turn has a 26.40% direct equity interest in SENV.**
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	

Exemption File No.
082-34780

Indirect/deemed interest (units)	:	**417,388,756**
Indirect/deemed interest (%)	:	**16.35**
Total no of securities after change	:	**2,093,058,567**
Date of notice	:	**15/06/2007**

Remarks

Notification was received by the Company on 15 June 2007.

The date of change is from 11 June 2007 to 14 June 2007.

The Registered holders of the Maxis shares over which EAT has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,086,696,167 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 6,362,400 Maxis Shares

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No.
082-34780

Reference No **MC-070615-857CA**	
Company Name	: **MAXIS COMMUNICATIONS BERHAD**
Stock Name	: **MAXIS**
Date Announced	: **15/06/2007**

Particulars of substantial Securities Holder

Name	: **Worldwide Communications Technologies Ltd ("WCT")**
Address	: **Craigmuir Chambers P.O.Box 71, Road Town, Tortola, British Virgin Islands**
NRIC/Passport No/Company No.	: **449637**
Nationality/Country of incorporation	: **British Virgin Islands**
Descriptions(Class & nominal value)	: **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 411,026,356 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 6,362,400 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**11/06/2007 14/06/2007**	**417,388,756**	

Circumstances by reason of which change has occurred : **Increase in the interest in the voting shares of Maxis arising from:-**

a) the acceptances of 411,026,356 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 11 June 2007 to 14 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 6,362,400 Maxis Shares in the open market between 13 June 2007 and 14 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

WCT's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of its direct equity interest of 48.913% in MHSB which in turn has a 26.40% direct equity interest in SENV.

Nature of interest	: **Deemed interest**
Direct (units)	:
Direct (%)	:

Exemption File No.
082-3?780

Indirect/deemed interest (units)	:	**417,388,756**
Indirect/deemed interest (%)	:	**16.35**
Total no of securities after change	:	**2,093,058,567**
Date of notice	:	**15/06/2007**

Remarks

Notification was received by the Company on 15 June 2007.

The date of change is from 11 June 2007 to 14 June 2007.

The Registered holders of the Maxis shares over which WCT has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,086,696,167 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 6,362,400 Maxis Shares

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act 1965

Exemption File No.
082-34730

Reference No **MC-070615-89A0B**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**15/06/2007**

Particulars of substantial Securities Holder

Name	:	**Global Multimedia Technologies (BVI) Ltd ("GMT")**
Address	:	**Craigmuir Chambers P.O.Box 71, Road Town, Tortola, British Virgin Islands**
NRIC/Passport No/Company No.	:	**216301**
Nationality/Country of incorporation	:	**British Virgin Islands**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 411,026,356 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 6,362,400 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**11/06/2007** **14/06/2007**	**417,388,756**	

Circumstances by reason of which change has occurred : **Increase in the interest in the voting shares of Maxis arising from:-**

a) the acceptances of 411,026,356 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 11 June 2007 to 14 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 6,362,400 Maxis Shares in the open market between 13 June 2007 and 14 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

GMT's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of its direct equity interest of 16.304% in MHSB which in turn has a 26.40% direct equity interest in SENV.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	

Exemption File No.
082-34730

Indirect/deemed interest (units)	:	**417,388,756**
Indirect/deemed interest (%)	:	**16.35**
Total no of securities after change	:	**2,093,058,567**
Date of notice	:	**15/06/2007**

Remarks

Notification was received by the Company on 15 June 2007.

The date of change is from 11 June 2007 to 14 June 2007.

The Registered holders of the Maxis shares over which GMT has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,086,696,167 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 6,362,400 Maxis Shares

Exemption File No.
082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070615-8BD4C**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**15/06/2007**

Particulars of substantial Securities Holder

Name	:	**Eridanes International N.V. ("EINV")**
Address	:	**Kaya Verdi 44 (Kavel 75) Curacao, Netherlands Antilles**
NRIC/Passport No/Company No.	:	**63756**
Nationality/Country of incorporation	:	**The Netherlands Antilles**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 411,026,356 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 6,362,400 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**11/06/2007 14/06/2007**	**417,388,756**	

Circumstances by reason of which change has occurred : **Increase in the interest in the voting shares of Maxis arising from:-**

a) the acceptances of 411,026,356 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 11 June 2007 to 14 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 6,362,400 Maxis Shares in the open market between 13 June 2007 and 14 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

EINV's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of EINV being entitled to exercise 100% of the votes attached to the voting shares in each of East Asia Telecommunications Ltd ("EAT"), Global Multimedia Technologies (BVI) Ltd ("GMT") and Worldwide Communications Technologies Ltd ("WCT").

EAT, GMT and WCT collectively own MHSB which in turn has a 26.40%

Exemption File No.
082-34780

		direct equity interest in SENV.
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**417,388,756**
Indirect/deemed interest (%)	:	**16.35**
Total no of securities after change	:	**2,093,058,567**
Date of notice	:	**15/06/2007**

Remarks

Notification was received by the Company on 15 June 2007.

The date of change is from 11 June 2007 to 14 June 2007.

The Registered holders of the Maxis shares over which EINV has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,086,696,167 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 6,362,400 Maxis Shares

Exemption File No. 082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act 1965

Reference No **MC-070615-8F8AC**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**15/06/2007**

Particulars of substantial Securities Holder

Name	:	**Usaha Tegas Equity Sdn Bhd ("UTE")**
Address	:	**Level 39, Menara Maxis Kuala Lumpur City Centre 50088 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**209844-K**
Nationality/Country of incorporation	:	**Incorporated in Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad For Binariang GSM Sdn Bhd (Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 411,026,356 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 6,362,400 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**11/06/2007 14/06/2007**	**417,388,756**	

Circumstances by reason of which change has occurred : **Increase in the interest in the voting shares of Maxis arising from:-**

a) the acceptances of 411,026,356 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 11 June 2007 to 14 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 6,362,400 Maxis Shares in the open market between 13 June 2007 and 14 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

UTE's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of UTE holding 100% direct equity interest in each of Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd which in turn wholly-own Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively, "UT Subsidiaries") respectively.

Exemption File No. 082-34780

		The UT Subsidiaries have a 36.65% collective equity interest in SENV.
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**417,388,756**
Indirect/deemed interest (%)	:	**16.35**
Total no of securities after change	:	**2,093,058,567**
Date of notice	:	**15/06/2007**

Remarks

Notification was received by the Company on 15 June 2007.

The date of change is from 11 June 2007 to 14 June 2007.

The Registered holders of the Maxis shares over which UTE has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,086,696,167 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 6,362,400 Maxis Shares

Exemption File No.
082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070615-937D6**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**15/06/2007**

Particulars of substantial Securities Holder

Name	:	**Usaha Tegas Sdn Bhd ("UTSB")**
Address	:	**Level 39, Menara Maxis Kuala Lumpur City Centre 50088 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**121062-M**
Nationality/Country of incorporation	:	**Incorporated in Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 411,026,356 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 6,362,400 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**11/06/2007** **14/06/2007**	**417,388,756**	

Circumstances by reason of which change has occurred : **Increase in the interest in the voting shares of Maxis arising from:-**

a) the acceptances of 411,026,356 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 11 June 2007 to 14 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 6,362,400 Maxis Shares in the open market between 13 June 2007 and 14 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

UTSB's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of UTSB holding 100% direct equity interest in Usaha Tegas Equity Sdn Bhd ("UTE"), while UTE in turn has 100% direct equity interest in each of Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd which in turn wholly-own Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang

Exemption File No. 082-34780

Selatan Sdn Bhd (collectively, "UT Subsidiaries") respectively.

The UT Subsidiaries have a 36.65% collective equity interest in SENV.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**417,388,756**
Indirect/deemed interest (%)	:	**16.35**
Total no of securities after change	:	**2,093,058,567**
Date of notice	:	**15/06/2007**

Remarks

Notification was received by the Company on 15 June 2007.

The date of change is from 11 June 2007 to 14 June 2007.

The Registered holders of the Maxis shares over which UTSB has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,086,696,167 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 6,362,400 Maxis Shares

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-070615-96095**

Exemption File No. 032-34780

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**15/06/2007**

Particulars of substantial Securities Holder

Name	:	**Pacific States Investment Limited ("PSIL")**
Address	:	**La Motte Chambers, La Motte Street, St Helier, Jersey, Channel Islands JE1 1BJ**
NRIC/Passport No/Company No.	:	**39120**
Nationality/Country of incorporation	:	**Jersey, Channel Islands**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 411,026,356 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 6,362,400 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**11/06/2007** **14/06/2007**	**417,388,756**	

Circumstances by reason of which change has occurred : **Increase in the interest in the voting shares of Maxis arising from:-**

a) the acceptances of 411,026,356 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 11 June 2007 to 14 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 6,362,400 Maxis Shares in the open market between 13 June 2007 and 14 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

PSIL's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of PSIL holding 99.999% of the shares in Usaha Tegas Sdn Bhd ("UTSB").

UTSB wholly-owns Usaha Tegas Equity Sdn Bhd ("UTE"), while UTE has 100% direct equity interest in each of Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara

Exemption File No. 082-34780

Sdn Bhd which in turn wholly-own Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively, "UT Subsidiaries") respectively.

The UT Subsidiaries have a 36.65% collective equity interest in SENV.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**417,388,756**
Indirect/deemed interest (%)	:	**16.35**
Total no of securities after change	:	**2,093,058,567**
Date of notice	:	**15/06/2007**

Remarks

Notification was received by the Company on 15 June 2007.

The date of change is from 11 June 2007 to 14 June 2007.

The Registered holders of the Maxis shares over which PSIL has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,086,696,167 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 6,362,400 Maxis Shares

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070615-9B027**

Exemption File No. 082-34780

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**15/06/2007**

Particulars of substantial Securities Holder

Name	:	**Excorp Holdings N.V. ("Excorp")**
Address	:	**Kaya W.F.G. (Jombi) Mensing 36 Curacao, N.A.**
NRIC/Passport No/Company No.	:	**76431**
Nationality/Country of incorporation	:	**The Netherlands Antilles**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 411,026,356 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 6,362,400 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**11/06/2007 14/06/2007**	**417,388,756**	

Circumstances by reason of which change has occurred : **Increase in the interest in the voting shares of Maxis arising from:-**

a) the acceptances of 411,026,356 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 11 June 2007 to 14 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 6,362,400 Maxis Shares in the open market between 13 June 2007 and 14 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

Excorp's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of all the shares in Pacific States Investment Limited ("PSIL") being held by Excorp.

PSIL holds 99.999% of the shares in Usaha Tegas Sdn Bhd ("UTSB").

UTSB wholly-owns Usaha Tegas Equity Sdn Bhd ("UTE"), while UTE has 100% direct equity interest in each of Wilayah Bintang Sdn Bhd,

Exemption File No. 082-34780

Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd which in turn wholly-own Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively, "UT Subsidiaries") respectively.

The UT Subsidiaries have a 36.65% collective equity interest in SENV.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**417,388,756**
Indirect/deemed interest (%)	:	**16.35**
Total no of securities after change	:	**2,093,058,567**
Date of notice	:	**15/06/2007**

Remarks

Notification was received by the Company on 15 June 2007.

The date of change is from 11 June 2007 to 14 June 2007.

The Registered holders of the Maxis shares over which Excorp has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,086,696,167 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 6,362,400 Maxis Shares

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No. 082-34780

Reference No **MC-070615-9F10E**		
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**15/06/2007**

Particulars of substantial Securities Holder

Name	:	**PanOcean Management Limited ("PanOcean")**
Address	:	**La Motte Chambers, La Motte Street, St Helier, Jersey, Channel Islands JE1 1BJ**
NRIC/Passport No/Company No.	:	**70421**
Nationality/Country of incorporation	:	**Jersey, Channel Islands**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 411,026,356 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 6,362,400 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**11/06/2007 14/06/2007**	**417,388,756**	

Circumstances by reason of which change has occurred :

Increase in the interest in the voting shares of Maxis arising from:-

a) the acceptances of 411,026,356 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 11 June 2007 to 14 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 6,362,400 Maxis Shares in the open market between 13 June 2007 and 14 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

PanOcean's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of all the shares in Excorp Holdings N.V. ("Excorp") being held by PanOcean. Excorp in turn holds all the shares in Pacific States Investment Limited (PSIL").

PSIL holds 99.999% of the shares in Usaha Tegas Sdn Bhd ("UTSB").

UTSB wholly-owns Usaha Tegas Equity Sdn Bhd ("UTE"), while UTE has 100% direct equity interest in each of Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd which in turn wholly-own Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively, "UT Subsidiaries") respectively.

The UT Subsidiaries have a 36.65% collective equity interest in SENV.

Although PanOcean is deemed to have an interest in the shares of Maxis in which PSIL has an interest, PanOcean does not have any economic or beneficial interest over such shares, as such interest is held subject to the terms of the discretionary trust.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**417,388,756**
Indirect/deemed interest (%)	:	**16.35**
Total no of securities after change	:	**2,093,058,567**
Date of notice	:	**15/06/2007**

Remarks

Notification was received by the Company on 15 June 2007.

The date of change is from 11 June 2007 to 14 June 2007.

The Registered holders of the Maxis shares over which PanOcean has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,086,696,167 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 6,362,400 Maxis Shares

Exemption File No. 082-34785

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-070615-A3E83**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**15/06/2007**

Particulars of substantial Securities Holder

Name	:	**Ananda Krishnan Tatparanandam ("TAK")**
Address	:	**No.8 Taman U Thant Dua 55000 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**380401-10-5397**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
**CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 411,026,356 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")**

**CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 6,362,400 Maxis Shares**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**11/06/2007 14/06/2007**	**417,388,756**	

Circumstances by reason of which change has occurred :

**Increase in the interest in the voting shares of Maxis arising from:-
a) the acceptances of 411,026,356 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 11 June 2007 to 14 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and
b) acquisition of 6,362,400 Maxis Shares in the open market between 13 June 2007 and 14 June 2007 by CIMSEC 2.
Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.
Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").
His deemed interests in the voting shares in Maxis arise by virtue of:-
a) his deemed interest in PanOcean Management Limited ("PanOcean"), the trustee of a discretionary trust, the beneficiaries of which are members of his family and foundations including those for charitable purposes.
PanOcean holds all the shares in Excorp Holdings N.V. which in turn holds all the shares in Pacific States Investment Limited ("PSIL").
PSIL holds 99.999% of the shares in Usaha Tegas Sdn Bhd ("UTSB").
UTSB wholly-owns Usaha Tegas Equity Sdn Bhd ("UTE"), while UTE has 100% direct equity interest in each of Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd which in turn wholly-own Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd**

Exemption File No. 082-34780

(collectively, "UT Subsidiaries") respectively.
The UT Subsidiaries have a 36.65% collective equity interest in SENV. Although he deemed to have an interest in the shares of Maxis in which PSIL has an interest, he does not has any economic or beneficial interest over such shares, as such interest is held subject to the terms of the discretionary trust.
b) his controlling interest in Eridanes International N.V. ("EINV"), the immediate holding company of East Asia Telecommunications Ltd, Global Multimedia Technologies (BVI) Ltd and Worldwide Communications Technologies Ltd which in turn collectively own Maxis Holdings Sdn Bhd ("MHSB"). EINV has a 26.40% equity interest in SENV via MHSB;
c) his controlling interest in MAI Sdn. Berhad ("MAI"), the immediate holding company of Terang Equity Sdn Bhd which in turn has a direct equity interest of 100% in Wangi Terang Sdn Bhd ("WTSB"). MAI has a 3.96% equity interest in SENV via WTSB; and
d) his controlling interest in MAI Holdings Sdn Bhd ("MAIH"), the immediate holding company of Pacific Fortune Sdn. Bhd which in turn has a direct equity interest of 100% in each of Ria Utama Sdn. Bhd. ("RUSB") and Tetap Emas Sdn. Bhd. ("TESB") respectively. MAIH has a 11.11% equity interest in SENV via RUSB and TESB.

Nature of interest	:	Deemed interest
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	417,388,756
Indirect/deemed interest (%)	:	16.35
Total no of securities after change	:	2,093,058,567
Date of notice	:	15/06/2007

Remarks
Notification was received by the Company on 15 June 2007.

The date of change is from 11 June 2007 to 14 June 2007.

The Registered holders of the Maxis shares over which TAK has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,086,696,167 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 6,362,400 Maxis Shares

Exemption File No. 082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070615-A8BDB**

Company Name : **MAXIS COMMUNICATIONS BERHAD**

Stock Name : **MAXIS**

Date Announced : **15/06/2007**

Particulars of substantial Securities Holder

Name : **Harapan Nusantara Sdn. Bhd. ("HNSB")**

Address : **Level 39, Menara Maxis**
Kuala Lumpur City Centre
50088 Kuala Lumpur

NRIC/Passport No/Company No. : **288612-K**

Nationality/Country of incorporation : **Incorporated in Malaysia**

Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 411,026,356 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 6,362,400 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**11/06/2007** **14/06/2007**	**417,388,756**	

Circumstances by reason of which change has occurred : **Increase in the interest in the voting shares of Maxis arising from:-**

a) the acceptances of 411,026,356 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 11 June 2007 to 14 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 6,362,400 Maxis Shares in the open market between 13 June 2007 and 14 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

HNSB's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of HNSB being entitled to control the exercise of 100% of the votes attached to the voting shares in each of Anak Samudra Sdn Bhd, Dumai Maju Sdn Bhd, Usaha Kenanga Sdn Bhd, Tegas Sari Sdn Bhd, Mujur Anggun Sdn Bhd, Cabaran Mujur Sdn Bhd and Nusantara Maju Sdn Bhd (collectively, "Harapan Nusantara Subsidiaries").

Exemption File No. 082-34780

The Harapan Nusantara Subsidiaries have a 21.88% collective equity interest in SENV.

The Harapan Nusantara Subsidiaries hold their interests in Maxis as trustees under discretionary trusts for Bumiputera objects.

As such, HNSB do not have any economic interest in these shares held by the Harapan Nusantara Subsidiaries as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**417,388,756**
Indirect/deemed interest (%)	:	**16.35**
Total no of securities after change	:	**2,093,058,567**
Date of notice	:	**15/06/2007**

Remarks

Notification was received by the Company on 15 June 2007.

The date of change is from 11 June 2007 to 14 June 2007.

The Registered holders of the Maxis shares over which HNSB has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,086,696,167 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 6,362,400 Maxis Shares

Exemption File No. 082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070615-B0774**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**15/06/2007**

Particulars of substantial Securities Holder

Name	:	**Mohamad Shahrin Bin Merican ("MSM")**
Address	:	**No.458 Taman Ampang Utama 68000 Ampang Selangor Darul Ehsan**
NRIC/Passport No/Company No.	:	**550405-02-5529**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 411,026,356 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 6,362,400 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**11/06/2007 14/06/2007**	**417,388,756**	

Circumstances by reason of which change has occurred :

Increase in the interest in the voting shares of Maxis arising from:-

a) the acceptances of 411,026,356 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 11 June 2007 to 14 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 6,362,400 Maxis Shares in the open market between 13 June 2007 and 14 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

His deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of his 25% direct equity interest in Harapan Nusantara Sdn Bhd ("HNSB").

HNSB's deemed interest in the voting shares in Maxis arises by virtue of HNSB being entitled to control the exercise of 100% of the votes attached to the voting shares in each of Anak Samudra Sdn Bhd,

Dumai Maju Sdn Bhd, Usaha Kenanga Sdn Bhd, Tegas Sari Sdn Bhd, Mujur Anggun Sdn Bhd, Cabaran Mujur Sdn Bhd and Nusantara Makmur Sdn Bhd (collectively, "Harapan Nusantara Subsidiaries").

The Harapan Nusantara Subsidiaries have a 21.88% collective equity interest in SENV.

The Harapan Nusantara Subsidiaries hold their interests in Maxis as trustees under discretionary trusts for Bumiputera objects.

However, he does not have any economic interest in the shares held by the Harapan Nusantara Subsidiaries as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**417,388,756**
Indirect/deemed interest (%)	:	**16.35**
Total no of securities after change	:	**2,093,058,567**
Date of notice	:	**15/06/2007**

Remarks

Notification was received by the Company on 15 June 2007.

The date of change is from 11 June 2007 to 14 June 2007.

The Registered holders of the Maxis shares over which MSM has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,086,696,167 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 6,362,400 Maxis Shares

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070615-B5504**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**15/06/2007**

Particulars of substantial Securities Holder

Name	:	**Hj Affendi Bin Tun Hj. Mohd Fuad Stephens ("Affendi")**
Address	:	**2A, Jalan 4L, Ampang Jaya 68000 Selangor Darul Ehsan**
NRIC/Passport No/Company No.	:	**590103-12-6013**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 411,026,356 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 6,362,400 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**11/06/2007 14/06/2007**	**417,388,756**	

Circumstances by reason of which change has occurred : **Increase in the interest in the voting shares of Maxis arising from:-**

a) the acceptances of 411,026,356 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 11 June 2007 to 14 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 6,362,400 Maxis Shares in the open market between 13 June 2007 and 14 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

His deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of his 25% direct equity interest in Harapan Nusantara Sdn Bhd ("HNSB").

HNSB's deemed interest in the voting shares in Maxis arises by virtue of HNSB being entitled to control the exercise of 100% of the votes attached to the voting shares in each of Anak Samudra Sdn Bhd, Dumai Maju Sdn Bhd, Usaha Kenanga Sdn Bhd, Tegas Sari Sdn Bhd,

Exemption File No. 082-34780

Mujur Anggun Sdn Bhd, Cabaran Mujur Sdn Bhd and Nusantara Makmur Sdn Bhd (collectively, "Harapan Nusantara Subsidiaries").

The Harapan Nusantara Subsidiaries have a 21.88% collective equity interest in SENV.

The Harapan Nusantara Subsidiaries hold their interests in Maxis as trustees under discretionary trusts for Bumiputera objects.

However, he does not have any economic interest in the shares held by the Harapan Nusantara Subsidiaries as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**417,388,756**
Indirect/deemed interest (%)	:	**16.35**
Total no of securities after change	:	**2,093,058,567**
Date of notice	:	**15/06/2007**

Remarks

Notification was received by the Company on 15 June 2007.

The date of change is from 11 June 2007 to 14 June 2007.

The Registered holders of the Maxis shares over which Affendi has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,086,696,167 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 6,362,400 Maxis Shares

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act 1965

Reference No MC-070615-78924

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**15/06/2007**

Particulars of substantial Securities Holder

Name	:	**Maxis Holdings Sdn Bhd ("MHSB")**
Address	:	**Level 39, Menara Maxis Kuala Lumpur City Centre 50088 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**354378-W**
Nationality/Country of incorporation	:	**Incorporated in Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 411,026,356 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 6,362,400 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**11/06/2007 14/06/2007**	**417,388,756**	

Circumstances by reason of which change has occurred : **Increase in the interest in the voting shares of Maxis arising from:-**

a) the acceptances of 411,026,356 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 11 June 2007 to 14 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 6,362,400 Maxis Shares in the open market between 13 June 2007 and 14 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

MHSB's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of its 26.40% direct equity interest in SENV.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**417,388,756**

Exemption File No.
082-34780

Indirect/deemed interest (%)	:	**16.35**
Total no of securities after change	:	**2,093,058,567**
Date of notice	:	**15/06/2007**

Remarks

Notification was received by the Company on 15 June 2007.

The date of change is from 11 June 2007 to 14 June 2007.

The Registered holders of the Maxis shares over which MHSB has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,086,696,167 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 6,362,400 Maxis Shares

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act 1965

Reference No **MC-070615-71BCD**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**15/06/2007**

Particulars of substantial Securities Holder

Name	:	**Shield Estate N.V. ("SENV")**
Address	:	**Kaya W.F.G. (Jombi)** **Mensing 36, Curacao** **Netherlands Antilles**
NRIC/Passport No/Company No.	:	**82549**
Nationality/Country of incorporation	:	**The Netherlands Antilles**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 411,026,356 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 6,362,400 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**11/06/2007** **14/06/2007**	**417,388,756**	

Circumstances by reason of which change has occurred	:	**Increase in the interest in the voting shares of Maxis arising from:-** **a) the acceptances of 411,026,356 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 11 June 2007 to 14 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and** **b) acquisition of 6,362,400 Maxis Shares in the open market between 13 June 2007 and 14 June 2007 by CIMSEC 2.** **Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.** **Binariang is in turn wholly-owned by SENV.**
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**417,388,756**
Indirect/deemed interest (%)	:	**16.35**
Total no of securities after change	:	**2,093,058,567**
Date of notice	:	**15/06/2007**

Remarks

Notification was received by the Company on 15 June 2007.

The date of change is from 11 June 2007 to 14 June 2007.

The Registered holders of the Maxis shares over which SENV has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,086,696,167 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 6,362,400 Maxis Shares

Exempt File No. 082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No MC-070615-63703

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**15/06/2007**

Particulars of substantial Securities Holder

Name	:	**Binariang GSM Sdn Bhd**
Address	:	**Level 39, Menara Maxis Kuala Lumpur City Centre 50088 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**264292-W**
Nationality/Country of incorporation	:	**Incorporated in Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

**CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 411,026,356 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")**

**CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 6,362,400 Maxis Shares**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**11/06/2007 14/06/2007**	**417,388,756**	

Circumstances by reason of which change has occurred : **Increase in the interest in the voting shares of Maxis arising from:-**

a) the acceptances of 411,026,356 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 11 June 2007 to 14 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 6,362,400 Maxis Shares in the open market between 13 June 2007 and 14 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Nature of interest	:	**Direct**
Direct (units)	:	**417,388,756**
Direct (%)	:	**16.35**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**2,093,058,567**
Date of notice	:	**15/06/2007**

Remarks

Notification was received by the Company on 15 June 2007.

Exemption File No.
082-34789

The date of change is from 11 June 2007 to 14 June 2007.

The Registered holders of the Maxis shares over which Binariang has a direct interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,086,696,167 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 6,362,400 Maxis Shares

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070620-CA5FE**		
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**21/06/2007**

Particulars of substantial Securities Holder

Name	:	**Usaha Tegas Sdn Bhd ("UTSB")**
Address	:	**Level 39, Menara Maxis Kuala Lumpur City Centre 50088 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**121062-M**
Nationality/Country of incorporation	:	**Incorporated in Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
**CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 231,983,608 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")**

**CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 1,370,100 Maxis Shares**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**15/06/2007 19/06/2007**	**233,353,708**	

Circumstances by reason of which change has occurred : **Increase in the interest in the voting shares of Maxis arising from:-**

a) the acceptances of 231,983,608 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 15 June 2007 to 19 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 1,370,100 Maxis Shares in the open market from 15 June 2007 to 19 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

UTSB's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of UTSB holding 100% direct equity interest in Usaha Tegas Equity Sdn Bhd ("UTE"), while UTE in turn has 100% direct equity interest in each of Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd which in turn wholly-own Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang

Selatan Sdn Bhd (collectively, "UT Subsidiaries") respectively.

The UT Subsidiaries have a 36.65% collective equity interest in SENV

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**233,353,708**
Indirect/deemed interest (%)	:	**9.14**
Total no of securities after change	:	**2,326,412,275**
Date of notice	:	**20/06/2007**

Remarks

Notification was received by the Company on 21 June 2007.

The date of change is from 15 June 2007 to 19 June 2007.

The Registered holders of the Maxis shares over which UTSB has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,318,679,775 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 7,732,500 Maxis Shares

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No.
C82-3 [illegible]

Reference No **MC-070620-C77F4**		
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**21/06/2007**

Particulars of substantial Securities Holder

Name	:	**Usaha Tegas Equity Sdn Bhd ("UTE")**
Address	:	**Level 39, Menara Maxis Kuala Lumpur City Centre 50088 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**209844-K**
Nationality/Country of incorporation	:	**Incorporated in Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 231,983,608 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 1,370,100 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**15/06/2007** **19/06/2007**	**233,353,708**	

Circumstances by reason of which change has occurred :

Increase in the interest in the voting shares of Maxis arising from:-

a) the acceptances of 231,983,608 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 15 June 2007 to 19 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 1,370,100 Maxis Shares in the open market from 15 June 2007 to 19 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

UTE's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of UTE holding 100% direct equity interest in each of Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd which in turn wholly-own Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively, "UT Subsidiaries") respectively.

		The UT Subsidiaries have a 36.65% collective equity interest in SENV.
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**233,353,708**
Indirect/deemed interest (%)	:	**9.14**
Total no of securities after change	:	**2,326,412,275**
Date of notice	:	**20/06/2007**

Remarks

Notification was received by the Company on 21 June 2007.

The date of change is from 15 June 2007 to 19 June 2007.

The Registered holders of the Maxis shares over which UTE has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,318,679,775 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 7,732,500 Maxis Shares

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070620-C44EC**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**21/06/2007**

Particulars of substantial Securities Holder

Name	:	**Eridanes International N.V. ("EINV")**
Address	:	**Kaya Verdi 44 (Kavel 75) Curacao, Netherlands Antilles**
NRIC/Passport No/Company No.	:	**63756**
Nationality/Country of incorporation	:	**The Netherlands Antilles**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 231,983,608 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 1,370,100 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**15/06/2007 19/06/2007**	**233,353,708**	

Circumstances by reason of which change has occurred :

Increase in the interest in the voting shares of Maxis arising from:-

a) the acceptances of 231,983,608 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 15 June 2007 to 19 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 1,370,100 Maxis Shares in the open market from 15 June 2007 to 19 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

EINV's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of EINV being entitled to exercise 100% of the votes attached to the voting shares in each of East Asia Telecommunications Ltd ("EAT"), Global Multimedia Technologies (BVI) Ltd ("GMT") and Worldwide Communications Technologies Ltd ("WCT").

EAT, GMT and WCT collectively own MHSB which in turn has a 26.40%

Exemption File No.
082-34780

		direct equity interest in SENV.
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**233,353,708**
Indirect/deemed interest (%)	:	**9.14**
Total no of securities after change	:	**2,326,412,275**
Date of notice	:	**20/06/2007**

Remarks

Notification was received by the Company on 21 June 2007.

The date of change is from 15 June 2007 to 19 June 2007.

The Registered holders of the Maxis shares over which EINV has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,318,679,775 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 7,732,500 Maxis Shares

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070620-C090B**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**21/06/2007**

Exemption File No. 632-34780

Particulars of substantial Securities Holder

Name	:	**Excorp Holdings N.V. ("Excorp")**
Address	:	**Kaya W.F.G. (Jombi) Mensing 36 Curacao, N.A.**
NRIC/Passport No/Company No.	:	**76431**
Nationality/Country of incorporation	:	**The Netherlands Antilles**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 231,983,608 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 1,370,100 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**15/06/2007** **19/06/2007**	**233,353,708**	

Circumstances by reason of which change has occurred : **Increase in the interest in the voting shares of Maxis arising from:-**

a) the acceptances of 231,983,608 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 15 June 2007 to 19 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 1,370,100 Maxis Shares in the open market from 15 June 2007 to 19 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

Excorp's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of all the shares in Pacific States Investment Limited ("PSIL") being held by Excorp.

PSIL holds 99.999% of the shares in Usaha Tegas Sdn Bhd ("UTSB").

UTSB wholly-owns Usaha Tegas Equity Sdn Bhd ("UTE"), while UTE has 100% direct equity interest in each of Wilayah Bintang Sdn Bhd,

Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd which in turn wholly-own Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively, "UT Subsidiaries") respectively.

The UT Subsidiaries have a 36.65% collective equity interest in SENV

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**233,353,708**
Indirect/deemed interest (%)	:	**9.14**
Total no of securities after change	:	**2,326,412,275**
Date of notice	:	**20/06/2007**

Exemption File No.
(82-34780

Remarks

Notification was received by the Company on 21 June 2007.

The date of change is from 15 June 2007 to 19 June 2007.

The Registered holders of the Maxis shares over which Excorp has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,318,679,775 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 7,732,500 Maxis Shares

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070620-BDC2A**

Exemption File No. 082-34720

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**21/06/2007**

Particulars of substantial Securities Holder

Name	:	**Pacific States Investment Limited ("PSIL")**
Address	:	**La Motte Chambers, La Motte Street, St Helier, Jersey, Channel Islands JE1 1BJ**
NRIC/Passport No/Company No.	:	**39120**
Nationality/Country of incorporation	:	**Jersey, Channel Islands**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 231,983,608 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 1,370,100 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**15/06/2007 19/06/2007**	**233,353,708**	

Circumstances by reason of which change has occurred : **Increase in the interest in the voting shares of Maxis arising from:-**

a) the acceptances of 231,983,608 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 15 June 2007 to 19 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 1,370,100 Maxis Shares in the open market from 15 June 2007 to 19 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

PSIL's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of PSIL holding 99.999% of the shares in Usaha Tegas Sdn Bhd ("UTSB").

UTSB wholly-owns Usaha Tegas Equity Sdn Bhd ("UTE"), while UTE has 100% direct equity interest in each of Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara

Sdn Bhd which in turn wholly-own Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively, "UT Subsidiaries") respectively.

The UT Subsidiaries have a 36.65% collective equity interest in SENV.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**233,353,708**
Indirect/deemed interest (%)	:	**9.14**
Total no of securities after change	:	**2,326,412,275**
Date of notice	:	**20/06/2007**

Exemption File No.
082-34780

Remarks

Notification was received by the Company on 21 June 2007.

The date of change is from 15 June 2007 to 19 June 2007.

The Registered holders of the Maxis shares over which PSIL has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,318,679,775 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 7,732,500 Maxis Shares

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070620-BA3F1**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**21/06/2007**

Particulars of substantial Securities Holder

Name	:	**Ananda Krishnan Tatparanandam ("TAK")**
Address	:	**No.8 Taman U Thant Dua 55000 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**380401-10-5397**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 231,983,608 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 1,370,100 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**15/06/2007 19/06/2007**	**233,353,708**	

Circumstances by reason of which change has occurred	:	**Increase in the interest in the voting shares of Maxis arising from:- a) the acceptances of 231,983,608 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 15 June 2007 to 19 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and b) acquisition of 1,370,100 Maxis Shares in the open market from 15 June 2007 to 19 June 2007 by CIMSEC 2. Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares. Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV"). His deemed interests in the voting shares in Maxis arise by virtue of:- a) his deemed interest in PanOcean Management Limited ("PanOcean"), the trustee of a discretionary trust, the beneficiaries of which are members of his family and foundations including those for charitable purposes. PanOcean holds all the shares in Excorp Holdings N.V. which in turn holds all the shares in Pacific States Investment Limited ("PSIL"). PSIL holds 99.999% of the shares in Usaha Tegas Sdn Bhd ("UTSB"). UTSB wholly-owns Usaha Tegas Equity Sdn Bhd ("UTE"), while UTE has 100% direct equity interest in each of Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd which in turn wholly-own Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd**

Exemption File No. 082-34780

(collectively, "UT Subsidiaries") respectively.
The UT Subsidiaries have a 36.65% collective equity interest in SENV.
Although he deemed to have an interest in the shares of Maxis in which PSIL has an interest, he does not has any economic or beneficial interest over such shares, as such interest is held subject to the terms of the discretionary trust.
b) his controlling interest in Eridanes International N.V. ("EINV"), the immediate holding company of East Asia Telecommunications Ltd, Global Multimedia Technologies (BVI) Ltd and Worldwide Communications Technologies Ltd which in turn collectively own Maxis Holdings Sdn Bhd ("MHSB"). EINV has a 26.40% equity interest in SENV via MHSB;
c) his controlling interest in MAI Sdn. Berhad ("MAI"), the immediate holding company of Terang Equity Sdn Bhd which in turn has a direct equity interest of 100% in Wangi Terang Sdn Bhd ("WTSB"). MAI has a 3.96% equity interest in SENV via WTSB; and
d) his controlling interest in MAI Holdings Sdn Bhd ("MAIH"), the immediate holding company of Pacific Fortune Sdn. Bhd which in turn has a direct equity interest of 100% in each of Ria Utama Sdn. Bhd. ("RUSB") and Tetap Emas Sdn. Bhd. ("TESB") respectively. MAIH has a 11.11% equity interest in SENV via RUSB and TESB.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**233,353,708**
Indirect/deemed interest (%)	:	**9.14**
Total no of securities after change	:	**2,326,412,275**
Date of notice	:	**20/06/2007**

Remarks

Notification was received by the Company on 21 June 2007.

The date of change is from 15 June 2007 to 19 June 2007.

The Registered holders of the Maxis shares over which TAK has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,318,679,775 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 7,732,500 Maxis Shares

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070620-B5B5B**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**21/06/2007**

Particulars of substantial Securities Holder

Name	:	**PanOcean Management Limited ("PanOcean")**
Address	:	**La Motte Chambers, La Motte Street, St Helier, Jersey, Channel Islands JE1 1BJ**
NRIC/Passport No/Company No.	:	**70421**
Nationality/Country of incorporation	:	**Jersey, Channel Islands**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 231,983,608 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 1,370,100 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**15/06/2007** **19/06/2007**	**233,353,708**	

Circumstances by reason of which change has occurred :

Increase in the interest in the voting shares of Maxis arising from:-

a) the acceptances of 231,983,608 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 15 June 2007 to 19 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 1,370,100 Maxis Shares in the open market from 15 June 2007 to 19 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

PanOcean's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of all the shares in Excorp Holdings N.V. ("Excorp") being held by PanOcean. Excorp in turn holds all the shares in Pacific States Investment Limited (PSIL").

PSIL holds 99.999% of the shares in Usaha Tegas Sdn Bhd ("UTSB").

Exempt: No. 082-34780

UTSB wholly-owns Usaha Tegas Equity Sdn Bhd ("UTE"), while UTE has 100% direct equity interest in each of Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd which in turn wholly-own Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively, "UT Subsidiaries") respectively.

The UT Subsidiaries have a 36.65% collective equity interest in SENV.

Although PanOcean is deemed to have an interest in the shares of Maxis in which PSIL has an interest, PanOcean does not have any economic or beneficial interest over such shares, as such interest is held subject to the terms of the discretionary trust.

Nature of interest	:	Deemed interest
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	233,353,708
Indirect/deemed interest (%)	:	9.14
Total no of securities after change	:	2,326,412,275
Date of notice	:	20/06/2007

Remarks

Notification was received by the Company on 21 June 2007.

The date of change is from 15 June 2007 to 19 June 2007.

The Registered holders of the Maxis shares over which PanOcean has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,318,679,775 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 7,732,500 Maxis Shares

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act 1965

Reference No **MC-070620-B275B**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**21/06/2007**

Particulars of substantial Securities Holder

Name	:	**Harapan Nusantara Sdn. Bhd. ("HNSB")**
Address	:	**Level 39, Menara Maxis Kuala Lumpur City Centre 50088 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**288612-K**
Nationality/Country of incorporation	:	**Incorporated in Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 231,983,608 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 1,370,100 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**15/06/2007 19/06/2007**	**233,353,708**	

Circumstances by reason of which change has occurred :

Increase in the interest in the voting shares of Maxis arising from:-

a) the acceptances of 231,983,608 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 15 June 2007 to 19 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 1,370,100 Maxis Shares in the open market from 15 June 2007 to 19 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

HNSB's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of HNSB being entitled to control the exercise of 100% of the votes attached to the voting shares in each of Anak Samudra Sdn Bhd, Dumai Maju Sdn Bhd, Usaha Kenanga Sdn Bhd, Tegas Sari Sdn Bhd, Mujur Anggun Sdn Bhd, Cabaran Mujur Sdn Bhd and Nusantara Maju Sdn Bhd (collectively, "Harapan Nusantara Subsidiaries").

The Harapan Nusantara Subsidiaries have a 21.88% collective equity interest in SENV.

The Harapan Nusantara Subsidiaries hold their interests in Maxis as trustees under discretionary trusts for Bumiputera objects.

As such, HNSB do not have any economic interest in these shares held by the Harapan Nusantara Subsidiaries as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

Nature of interest	: **Deemed interest**
Direct (units)	:
Direct (%)	:
Indirect/deemed interest (units)	: **233,353,708**
Indirect/deemed interest (%)	: **9.14**
Total no of securities after change	: **2,326,412,275**
Date of notice	: **20/06/2007**

Remarks

Notification was received by the Company on 21 June 2007.

The date of change is from 15 June 2007 to 19 June 2007.

The Registered holders of the Maxis shares over which HNSB has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,318,679,775 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 7,732,500 Maxis Shares

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-070620-AC24D**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**21/06/2007**

Particulars of substantial Securities Holder

Name	:	**Tun Haji Mohammed Hanif Bin Omar ("Tun Hanif")**
Address	:	**No. 74, Jalan USJ 12/3B, 47630 Subang Jaya, Selangor Darul Ehsan**
NRIC/Passport No/Company No.	:	**390116-08-5111**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 231,983,608 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 1,370,100 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**15/06/2007** **19/06/2007**	**233,353,708**	

Circumstances by reason of which change has occurred : **Increase in the interest in the voting shares of Maxis arising from:-**

a) the acceptances of 231,983,608 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 15 June 2007 to 19 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 1,370,100 Maxis Shares in the open market from 15 June 2007 to 19 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

His deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of his 25% direct equity interest in Harapan Nusantara Sdn Bhd ("HNSB").

HNSB's deemed interest in the voting shares in Maxis arises by virtue of HNSB being entitled to control the exercise of 100% of the votes attached to the voting shares in each of Anak Samudra Sdn Bhd, Dumai Maju Sdn Bhd, Usaha Kenanga Sdn Bhd, Tegas Sari Sdn Bhd,

Exemption File No.
082-34780

Mujur Anggun Sdn Bhd, Cabaran Mujur Sdn Bhd and Nusantara Makmur Sdn Bhd (collectively, "Harapan Nusantara Subsidiaries").

The Harapan Nusantara Subsidiaries have a 21.88% collective equity interest in SENV.

The Harapan Nusantara Subsidiaries hold their interests in Maxis as trustees under discretionary trusts for Bumiputera objects.

However, he does not have any economic interest in the shares held by the Harapan Nusantara Subsidiaries as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**233,353,708**
Indirect/deemed interest (%)	:	**9.14**
Total no of securities after change	:	**2,326,412,275**
Date of notice	:	**20/06/2007**

Remarks

Notification was received by the Company on 21 June 2007.

The date of change is from 15 June 2007 to 19 June 2007.

The Registered holders of the Maxis shares over which Tun Hanif has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,318,679,775 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 7,732,500 Maxis Shares

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act: 1965
Reference No **MC-070620-A8DC9**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**21/06/2007**

Particulars of substantial Securities Holder

Name	:	**Mohamad Shahrin Bin Merican ("MSM")**
Address	:	**No.458 Taman Ampang Utama 68000 Ampang Selangor Darul Ehsan**
NRIC/Passport No/Company No.	:	**550405-02-5529**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 231,983,608 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 1,370,100 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**15/06/2007 19/06/2007**	**233,353,708**	

Circumstances by reason of which change has occurred : **Increase in the interest in the voting shares of Maxis arising from:-**

a) the acceptances of 231,983,608 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 15 June 2007 to 19 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 1,370,100 Maxis Shares in the open market from 15 June 2007 to 19 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

His deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of his 25% direct equity interest in Harapan Nusantara Sdn Bhd ("HNSB").

HNSB's deemed interest in the voting shares in Maxis arises by virtue of HNSB being entitled to control the exercise of 100% of the votes attached to the voting shares in each of Anak Samudra Sdn Bhd,

Dumai Maju Sdn Bhd, Usaha Kenanga Sdn Bhd, Tegas Sari Sdn Bhd, Mujur Anggun Sdn Bhd, Cabaran Mujur Sdn Bhd and Nusantara Makmur Sdn Bhd (collectively, "Harapan Nusantara Subsidiaries").

The Harapan Nusantara Subsidiaries have a 21.88% collective equity interest in SENV.

The Harapan Nusantara Subsidiaries hold their interests in Maxis as trustees under discretionary trusts for Bumiputera objects.

However, he does not have any economic interest in the shares held by the Harapan Nusantara Subsidiaries as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

Nature of interest	:	Deemed interest
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	233,353,708
Indirect/deemed interest (%)	:	9.14
Total no of securities after change	:	2,326,412,275
Date of notice	:	20/06/2007

Remarks

Notification was received by the Company on 21 June 2007.

The date of change is from 15 June 2007 to 19 June 2007.

The Registered holders of the Maxis shares over which MSM has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,318,679,775 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 7,732,500 Maxis Shares

File No.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070620-9DF00**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**21/06/2007**

Particulars of substantial Securities Holder

Name	:	**Maxis Holdings Sdn Bhd ("MHSB")**
Address	:	**Level 39, Menara Maxis Kuala Lumpur City Centre 50088 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**354378-W**
Nationality/Country of incorporation	:	**Incorporated in Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 231,983,608 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 1,370,100 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**15/06/2007 19/06/2007**	**233,353,708**	

Circumstances by reason of which change has occurred : **Increase in the interest in the voting shares of Maxis arising from:-**

a) the acceptances of 231,983,608 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 15 June 2007 to 19 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 1,370,100 Maxis Shares in the open market from 15 June 2007 to 19 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

MHSB's deemed interest in the voting shares in Maxis in which Binariang has an interest arises by virtue of its 26.40% direct equity interest in SENV.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**233,353,708**

Exemption File No.
082-34780

Indirect/deemed interest (%)	:	**9.14**
Total no of securities after change	:	**2,326,412,275**
Date of notice	:	**20/06/2007**

Remarks

Notification was received by the Company on 21 June 2007.

The date of change is from 15 June 2007 to 19 June 2007.

The Registered holders of the Maxis shares over which MHSB has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,318,679,775 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 7,732,500 Maxis Shares

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070620-9B4A7**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**21/06/2007**

Particulars of substantial Securities Holder

Name	:	**East Asia Telecommunications Ltd ("EAT")**
Address	:	**Craigmuir Chambers P.O.Box 71, Road Town, Tortola, British Virgin Islands**
NRIC/Passport No/Company No.	:	**449877**
Nationality/Country of incorporation	:	**British Virgin Islands**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 231,983,608 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 1,370,100 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**15/06/2007** **19/06/2007**	**233,353,708**	

Circumstances by reason of which change has occurred	:	**Increase in the interest in the voting shares of Maxis arising from:-** **a) the acceptances of 231,983,608 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 15 June 2007 to 19 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and** **b) acquisition of 1,370,100 Maxis Shares in the open market from 15 June 2007 to 19 June 2007 by CIMSEC 2.** **Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.** **Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").** **EAT's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of its direct equity interest of 34.782% in MHSB which in turn has a 26.40% direct equity interest in SENV.**
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (units)	:	**233,353,708**
Indirect/deemed interest (%)	:	**9.14**
Total no of securities after change	:	**2,326,412,275**
Date of notice	:	**20/06/2007**

Remarks

Notification was received by the Company on 21 June 2007.

The date of change is from 15 June 2007 to 19 June 2007.

The Registered holders of the Maxis shares over which EAT has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,318,679,775 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 7,732,500 Maxis Shares

Exemption File No.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act 1965/33

Reference No **MC-070620-98418**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**21/06/2007**

Particulars of substantial Securities Holder

Name	:	**Worldwide Communications Technologies Ltd ("WCT")**
Address	:	**Craigmuir Chambers P.O.Box 71, Road Town, Tortola, British Virgin Islands**
NRIC/Passport No/Company No.	:	**449637**
Nationality/Country of incorporation	:	**British Virgin Islands**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 231,983,608 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 1,370,100 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**15/06/2007 19/06/2007**	**233,353,708**	

Circumstances by reason of which change has occurred : **Increase in the interest in the voting shares of Maxis arising from:-**

a) the acceptances of 231,983,608 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 15 June 2007 to 19 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 1,370,100 Maxis Shares in the open market from 15 June 2007 to 19 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

WCT's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of its direct equity interest of 48.913% in MHSB which in turn has a 26.40% direct equity interest in SENV.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (units)	:	**233,353,708**
Indirect/deemed interest (%)	:	**9.14**
Total no of securities after change	:	**2,326,412,275**
Date of notice	:	**20/06/2007**

Remarks

Notification was received by the Company on 21 June 2007.

The date of change is from 15 June 2007 to 19 June 2007.

The Registered holders of the Maxis shares over which WCT has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,318,679,775 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 7,732,500 Maxis Shares

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-070620-910BE**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**21/06/2007**

Particulars of substantial Securities Holder

Name	:	**Global Multimedia Technologies (BVI) Ltd ("GMT")**
Address	:	**Craigmuir Chambers P.O.Box 71, Road Town, Tortola, British Virgin Islands**
NRIC/Passport No/Company No.	:	**216301**
Nationality/Country of incorporation	:	**British Virgin Islands**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 231,983,608 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 1,370,100 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**15/06/2007 19/06/2007**	**233,353,708**	

Circumstances by reason of which change has occurred : **Increase in the interest in the voting shares of Maxis arising from:-**

a) the acceptances of 231,983,608 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 15 June 2007 to 19 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 1,370,100 Maxis Shares in the open market from 15 June 2007 to 19 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

GMT's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of its direct equity interest of 16.304% in MHSB which in turn has a 26.40% direct equity interest in SENV.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	

Exemption File No.
082-34730

Indirect/deemed interest (units)	:	**233,353,708**
Indirect/deemed interest (%)	:	**9.14**
Total no of securities after change	:	**2,326,412,275**
Date of notice	:	**20/06/2007**

Remarks

Notification was received by the Company on 21 June 2007.

The date of change is from 15 June 2007 to 19 June 2007.

The Registered holders of the Maxis shares over which GMT has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,318,679,775 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 7,732,500 Maxis Shares

 File No.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act 1965

Reference No **MC-070620-88BEE**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**21/06/2007**

Particulars of substantial Securities Holder

Name	:	**Shield Estate N.V. ("SENV")**
Address	:	**Kaya W.F.G. (Jombi) Mensing 36, Curacao Netherlands Antilles**
NRIC/Passport No/Company No.	:	**82549**
Nationality/Country of incorporation	:	**The Netherlands Antilles**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 231,983,608 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 1,370,100 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**15/06/2007 19/06/2007**	**233,353,708**	

Circumstances by reason of which change has occurred : **Increase in the interest in the voting shares of Maxis arising from:-**

a) the acceptances of 231,983,608 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 15 June 2007 to 19 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 1,370,100 Maxis Shares in the open market from 15 June 2007 to 19 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by SENV.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**233,353,708**
Indirect/deemed interest (%)	:	**9.14**
Total no of securities after change	:	**2,326,412,275**
Date of notice	:	**20/06/2007**

Exemption File No.
082-[illegible]

Remarks
Notification was received by the Company on 21 June 2007.

The date of change is from 15 June 2007 to 19 June 2007.

The Registered holders of the Maxis shares over which SENV has a deemed interest after the acquisition as stated above is set out below :

**CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,318,679,775 Maxis Shares**

**CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 7,732,500 Maxis Shares**

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965

File No. 082 34750

Reference No **MC-070620-65082**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**21/06/2007**

Particulars of substantial Securities Holder

Name	:	**Binariang GSM Sdn. Bhd.**
Address	:	**Level 39, Menara Maxis** **Kuala Lumpur City Centre** **50088 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**264292-W**
Nationality/Country of incorporation	:	**Incorporated in Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 231,983,608 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 1,370,100 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**15/06/2007** **19/06/2007**	**233,353,708**	

Circumstances by reason of which change has occurred	:	**Increase in the interest in the voting shares of Maxis arising from:-** **a) the acceptances of 231,983,608 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 15 June 2007 to 19 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and** **b) acquisition of 1,370,100 Maxis Shares in the open market from 15 June 2007 to 19 June 2007 by CIMSEC 2.** **Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.**
Nature of interest	:	**Direct**
Direct (units)	:	**233,353,708**
Direct (%)	:	**9.14**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**2,326,412,275**
Date of notice	:	**20/06/2007**

Remarks

Notification was received by the Company on 21 June 2007.

The date of change is from 15 June 2007 to 19 June 2007.

The Registered holders of the Maxis shares over which Binariang has a direct interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,318,679,775 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 7,732,500 Maxis Shares

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-070622-58933**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**22/06/2007**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
EPF Board
(in respect of 600,000 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 7,245,100 ordinary shares of RM0.10 each in Maxis)

SBB Asset Management Sdn Bhd
(in respect of 2,600,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**01/06/2007**	**600,000**	
Others	**04/06/2007**	**2,600,000**	
Disposed	**04/06/2007**	**4,645,100**	

Description of other type of transaction	:	**- Merger between CIMB-Principal Asset Management Bhd and SBB Asset Management Sdn Bhd**
Circumstances by reason of which change has occurred	:	**- Acquisition by EPF Board** **- Disposal by the Portfolio Manager**
Nature of interest	:	**Direct and Indirect**
Direct (units)	:	**600,000**
Direct (%)	:	**0.02**
Indirect/deemed interest (units)	:	**4,645,100**
Indirect/deemed interest (%)	:	**0.18**
Total no of securities after change	:	**127,768,500**
Date of notice	:	**04/06/2007**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 4 June 2007 received by Maxis on 22 June 2007.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 115,595,600 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 1,035,500 ordinary shares of RM0.10 each in Maxis)

AmanahRaya JMF Asset Management Sdn Bhd
(in respect of 50,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 3,178,800 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Investment Management Bhd
(in respect of 151,900 ordinary shares of RM0.10 each in Maxis)

Exemption File No. 082-34729

Mayban Investment Management Sdn Bhd
(in respect of 800,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 1,563,700 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 3,400,000 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 1,993,000 ordinary shares of RM0.10 each in Maxis)

Exemption File No.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070620-AFEA7**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**25/06/2007**

Particulars of substantial Securities Holder

Name	:	**Dato' Haji Badri Bin Haji Masri ("Dato' Badri")**
Address	:	**No.6 Jalan SS5B/5 Kelana Jaya 47301 Petaling Jaya Selangor Darul Ehsan**
NRIC/Passport No/Company No.	:	**440509-10-5163**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 231,983,608 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 1,370,100 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**15/06/2007 19/06/2007**	**233,353,708**	

Circumstances by reason of which change has occurred : **Increase in the interest in the voting shares of Maxis arising from:-**

a) the acceptances of 231,983,608 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 15 June 2007 to 19 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 1,370,100 Maxis Shares in the open market from 15 June 2007 to 19 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

His deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of his 25% direct equity interest in Harapan Nusantara Sdn Bhd ("HNSB").

HNSB's deemed interest in the voting shares in Maxis arises by virtue of HNSB being entitled to control the exercise of 100% of the votes

Exemption File No. 082-34750

attached to the voting shares in each of Anak Samudra Sdn Bhd, Dumai Maju Sdn Bhd, Usaha Kenanga Sdn Bhd, Tegas Sari Sdn Bhd, Mujur Anggun Sdn Bhd, Cabaran Mujur Sdn Bhd and Nusantara Makmur Sdn Bhd (collectively, "Harapan Nusantara Subsidiaries").

The Harapan Nusantara Subsidiaries have a 21.88% collective equity interest in SENV.

The Harapan Nusantara Subsidiaries hold their interests in Maxis as trustees under discretionary trusts for Bumiputera objects.

However, he does not have any economic interest in the shares held by the Harapan Nusantara Subsidiaries as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**233,353,708**
Indirect/deemed interest (%)	:	**9.14**
Total no of securities after change	:	**2,326,412,275**
Date of notice	:	**20/06/2007**

Remarks

Notification was received by the Company on 25 June 2007.

The date of change is from 15 June 2007 to 19 June 2007.

The Registered holders of the Maxis shares over which Dato' Badri has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,318,679,775 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 7,732,500 Maxis Shares

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070620-A3867**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**25/06/2007**

Particulars of substantial Securities Holder

Name	:	**Hj Affendi Bin Tun Hj. Mohd Fuad Stephens ("Affendi")**
Address	:	**2A, Jalan 4L, Ampang Jaya, 68000 Selangor Darul Ehsan**
NRIC/Passport No/Company No.	:	**590103-12-6013**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 231,983,608 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 1,370,100 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**15/06/2007** **19/06/2007**	**233,353,708**	

Circumstances by reason of which change has occurred : **Increase in the interest in the voting shares of Maxis arising from:-**

a) the acceptances of 231,983,608 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 15 June 2007 to 19 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 1,370,100 Maxis Shares in the open market from 15 June 2007 to 19 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

His deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of his 25% direct equity interest in Harapan Nusantara Sdn Bhd ("HNSB").

HNSB's deemed interest in the voting shares in Maxis arises by virtue of HNSB being entitled to control the exercise of 100% of the votes attached to the voting shares in each of Anak Samudra Sdn Bhd, Dumai Maju Sdn Bhd, Usaha Kenanga Sdn Bhd, Tegas Sari Sdn Bhd, Mujur Anggun Sdn Bhd, Cabaran Mujur Sdn Bhd and Nusantara

Makmur Sdn Bhd (collectively, "Harapan Nusantara Subsidiaries").

The Harapan Nusantara Subsidiaries have a 21.88% collective equity interest in SENV.

The Harapan Nusantara Subsidiaries hold their interests in Maxis as trustees under discretionary trusts for Bumiputera objects.

However, he does not have any economic interest in the shares held by the Harapan Nusantara Subsidiaries as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**233,353,708**
Indirect/deemed interest (%)	:	**9.14**
Total no of securities after change	:	**2,326,412,275**
Date of notice	:	**20/06/2007**

Remarks

Notification was received by the Company on 25 June 2007.

The date of change is from 15 June 2007 to 19 June 2007.

The Registered holders of the Maxis shares over which Affendi has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,318,679,775 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 7,732,500 Maxis Shares

 File No. 082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070626-452FA**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**26/06/2007**

Particulars of substantial Securities Holder

Name	:	**Binariang GSM Sdn. Bhd.**
Address	:	**Level 39, Menara Maxis Kuala Lumpur City Centre 50088 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**264292-W**
Nationality/Country of incorporation	:	**Incorporated in Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 197,416,649 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 11,626,500 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**20/06/2007 22/06/2007**	**209,043,149**	

Circumstances by reason of which change has occurred	:	**Increase in the interest in the voting shares of Maxis arising from:- a) the acceptances of 197,416,649 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 20 June 2007 to 22 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and b) acquisition of 11,626,500 Maxis Shares in the open market from 20 June 2007 to 22 June 2007 by CIMSEC 2. Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.**
Nature of interest	:	**Direct**
Direct (units)	:	**209,043,149**
Direct (%)	:	**8.19**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**2,535,455,424**
Date of notice	:	**25/06/2007**

Remarks

Notification was received by the Company on 26 June 2007.

The date of change is from 20 June 2007 to 22 June 2007.

The Registered holders of the Maxis shares over which Binariang has a direct interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,516,096,424 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 19,359,000 Maxis Shares

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070626-4585B**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**26/06/2007**

Particulars of substantial Securities Holder

Name	:	**Shield Estate N.V. ("SENV")**
Address	:	**Kaya W.F.G. (Jombi)** **Mensing 36, Curacao** **Netherlands Antilles**
NRIC/Passport No/Company No.	:	**82549**
Nationality/Country of incorporation	:	**The Netherlands Antilles**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 197,416,649 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 11,626,500 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**20/06/2007** **22/06/2007**	**209,043,149**	

Circumstances by reason of which change has occurred	:	**Increase in the interest in the voting shares of Maxis arising from:-** **a) the acceptances of 197,416,649 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 20 June 2007 to 22 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and** **b) acquisition of 11,626,500 Maxis Shares in the open market from 20 June 2007 to 22 June 2007 by CIMSEC 2.** **Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.** **Binariang is in turn wholly-owned by SENV.**
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**209,043,149**
Indirect/deemed interest (%)	:	**8.19**
Total no of securities after change	:	**2,535,455,424**
Date of notice	:	**25/06/2007**

Remarks
Notification was received by the Company on 26 June 2007.

The date of change is from 20 June 2007 to 22 June 2007.

The Registered holders of the Maxis shares over which SENV has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,516,096,424 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 19,359,000 Maxis Shares

Exemption File No. 082-35780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act 1965

Reference No **MC-070626-4BE55**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**26/06/2007**

Particulars of substantial Securities Holder

Name	:	**East Asia Telecommunications Ltd ("EAT")**
Address	:	**Craigmuir Chambers P.O.Box 71, Road Town, Tortola, British Virgin Islands**
NRIC/Passport No/Company No.	:	**449877**
Nationality/Country of incorporation	:	**British Virgin Islands**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 197,416,649 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 11,626,500 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**20/06/2007 22/06/2007**	**209,043,149**	

Circumstances by reason of which change has occurred : **Increase in the interest in the voting shares of Maxis arising from:-**

a) the acceptances of 197,416,649 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 20 June 2007 to 22 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 11,626,500 Maxis Shares in the open market from 20 June 2007 to 22 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

EAT's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of its direct equity interest of 34.782% in MHSB which in turn has a 26.40% direct equity interest in SENV.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	

Exemption File No.
082-34780

Indirect/deemed interest (units)	:	**209,043,149**
Indirect/deemed interest (%)	:	**8.19**
Total no of securities after change	:	**2,535,455,424**
Date of notice	:	**25/06/2007**

Remarks

Notification was received by the Company on 26 June 2007.

The date of change is from 20 June 2007 to 22 June 2007.

The Registered holders of the Maxis shares over which EAT has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,516,096,424 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 19,359,000 Maxis Shares

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965

Reference No **MC-070626-4FA48**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**26/06/2007**

Particulars of substantial Securities Holder

Name	:	**Global Multimedia Technologies (BVI) Ltd ("GMT")**
Address	:	**Craigmuir Chambers P.O.Box 71, Road Town, Tortola, British Virgin Islands**
NRIC/Passport No/Company No.	:	**216301**
Nationality/Country of incorporation	:	**British Virgin Islands**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 197,416,649 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 11,626,500 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**20/06/2007 22/06/2007**	**209,043,149**	

Circumstances by reason of which change has occurred : **Increase in the interest in the voting shares of Maxis arising from:-**

a) the acceptances of 197,416,649 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 20 June 2007 to 22 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 11,626,500 Maxis Shares in the open market from 20 June 2007 to 22 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

GMT's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of its direct equity interest of 16.304% in MHSB which in turn has a 26.40% direct equity interest in SENV.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	

Exemption File No.
032-34700

Indirect/deemed interest (units)	:	**209,043,149**
Indirect/deemed interest (%)	:	**8.19**
Total no of securities after change	:	**2,535,455,424**
Date of notice	:	**25/06/2007**

Remarks

Notification was received by the Company on 26 June 2007.

The date of change is from 20 June 2007 to 22 June 2007.

The Registered holders of the Maxis shares over which GMT has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,516,096,424 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 19,359,000 Maxis Shares

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No.
082-34780

Reference No **MC-070626-5160A**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**26/06/2007**

Particulars of substantial Securities Holder

Name	:	**Worldwide Communications Technologies Ltd ("WCT")**
Address	:	**Craigmuir Chambers P.O.Box 71, Road Town, Tortola, British Virgin Islands**
NRIC/Passport No/Company No.	:	**449637**
Nationality/Country of incorporation	:	**British Virgin Islands**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
**CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 197,416,649 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")**

**CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 11,626,500 Maxis Shares**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**20/06/2007 22/06/2007**	**209,043,149**	

Circumstances by reason of which change has occurred : **Increase in the interest in the voting shares of Maxis arising from:-**

a) the acceptances of 197,416,649 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 20 June 2007 to 22 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 11,626,500 Maxis Shares in the open market from 20 June 2007 to 22 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

WCT's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of its direct equity interest of 48.913% in MHSB which in turn has a 26.40% direct equity interest in SENV.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	

Exemption File No.
082-[illegible]

Indirect/deemed interest (units)	:	**209,043,149**
Indirect/deemed interest (%)	:	**8.19**
Total no of securities after change	:	**2,535,455,424**
Date of notice	:	**25/06/2007**

Remarks

Notification was received by the Company on 26 June 2007.

The date of change is from 20 June 2007 to 22 June 2007.

The Registered holders of the Maxis shares over which WCT has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,516,096,424 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 19,359,000 Maxis Shares

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070626-53A90**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**26/06/2007**

Particulars of substantial Securities Holder

Name	:	**Eridanes International N.V. ("EINV")**
Address	:	**Kaya Verdi 44 (Kavel 75) Curacao, Netherlands Antilles**
NRIC/Passport No/Company No.	:	**63756**
Nationality/Country of incorporation	:	**The Netherlands Antilles**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 197,416,649 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 11,626,500 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**20/06/2007 22/06/2007**	**209,043,149**	

Circumstances by reason of which change has occurred :

Increase in the interest in the voting shares of Maxis arising from:-

a) the acceptances of 197,416,649 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 20 June 2007 to 22 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 11,626,500 Maxis Shares in the open market from 20 June 2007 to 22 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

EINV's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of EINV being entitled to exercise 100% of the votes attached to the voting shares in each of East Asia Telecommunications Ltd ("EAT"), Global Multimedia Technologies (BVI) Ltd ("GMT") and Worldwide Communications Technologies Ltd ("WCT").

EAT, GMT and WCT collectively own MHSB which in turn has a 26.40%

Exemption File No.
032-34723

		direct equity interest in SENV.
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**209,043,149**
Indirect/deemed interest (%)	:	**8.19**
Total no of securities after change	:	**2,535,455,424**
Date of notice	:	**25/06/2007**

Remarks

Notification was received by the Company on 26 June 2007.

The date of change is from 20 June 2007 to 22 June 2007.

The Registered holders of the Maxis shares over which EINV has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,516,096,424 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 19,359,000 Maxis Shares

File No.
032-34730

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act 1965

Reference No **MC-070626-56D71**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**26/06/2007**

Particulars of substantial Securities Holder

Name	:	**Maxis Holdings Sdn Bhd ("MHSB")**
Address	:	**Level 39, Menara Maxis Kuala Lumpur City Centre 50088 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**354378-W**
Nationality/Country of incorporation	:	**Incorporated in Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 197,416,649 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 11,626,500 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**20/06/2007 22/06/2007**	**209,043,149**	

Circumstances by reason of which change has occurred : **Increase in the interest in the voting shares of Maxis arising from:-**

a) the acceptances of 197,416,649 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 20 June 2007 to 22 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 11,626,500 Maxis Shares in the open market from 20 June 2007 to 22 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

MHSB's deemed interest in the voting shares in Maxis in which Binariang has an interest arises by virtue of its 26.40% direct equity interest in SENV.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**209,043,149**

Indirect/deemed interest (%)	:	**8.19**
Total no of securities after change	:	**2,535,455,424**
Date of notice	:	**25/06/2007**

Remarks

Notification was received by the Company on 26 June 2007.

The date of change is from 20 June 2007 to 22 June 2007.

The Registered holders of the Maxis shares over which MHSB has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,516,096,424 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 19,359,000 Maxis Shares

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070626-5938A**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**26/06/2007**

Particulars of substantial Securities Holder

Name	:	**Harapan Nusantara Sdn. Bhd. ("HNSB")**
Address	:	**Level 39, Menara Maxis Kuala Lumpur City Centre 50088 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**288612-K**
Nationality/Country of incorporation	:	**Incorporated in Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 197,416,649 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 11,626,500 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**20/06/2007 22/06/2007**	**209,043,149**	

Circumstances by reason of which change has occurred : **Increase in the interest in the voting shares of Maxis arising from:-**

a) the acceptances of 197,416,649 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 20 June 2007 to 22 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 11,626,500 Maxis Shares in the open market from 20 June 2007 to 22 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

HNSB's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of HNSB being entitled to control the exercise of 100% of the votes attached to the voting shares in each of Anak Samudra Sdn Bhd, Dumai Maju Sdn Bhd, Usaha Kenanga Sdn Bhd, Tegas Sari Sdn Bhd, Mujur Anggun Sdn Bhd, Cabaran Mujur Sdn Bhd and Nusantara Maju Sdn Bhd (collectively, "Harapan Nusantara Subsidiaries").

The Harapan Nusantara Subsidiaries have a 21.88% collective equity interest in SENV.

The Harapan Nusantara Subsidiaries hold their interests in Maxis as trustees under discretionary trusts for Bumiputera objects.

As such, HNSB do not have any economic interest in these shares held by the Harapan Nusantara Subsidiaries as such interest is held subject to the terms of the discretionary trusts for *Bumiputera* objects.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**209,043,149**
Indirect/deemed interest (%)	:	**8.19**
Total no of securities after change	:	**2,535,455,424**
Date of notice	:	**25/06/2007**

Remarks

Notification was received by the Company on 26 June 2007.

The date of change is from 20 June 2007 to 22 June 2007.

The Registered holders of the Maxis shares over which HNSB has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,516,096,424 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 19,359,000 Maxis Shares

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070626-5E0D1**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**26/06/2007**

Particulars of substantial Securities Holder

Name	:	**Tun Haji Mohammed Hanif Bin Omar ("Tun Hanif")**
Address	:	**No. 74, Jalan USJ 12/3B, 47630 Subang Jaya, Selangor Darul Ehsan**
NRIC/Passport No/Company No.	:	**390116-08-5111**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 197,416,649 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 11,626,500 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**20/06/2007** **22/06/2007**	**209,043,149**	

Circumstances by reason of which change has occurred :

Increase in the interest in the voting shares of Maxis arising from:-

a) the acceptances of 197,416,649 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 20 June 2007 to 22 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 11,626,500 Maxis Shares in the open market from 20 June 2007 to 22 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

His deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of his 25% direct equity interest in Harapan Nusantara Sdn Bhd ("HNSB").

HNSB's deemed interest in the voting shares in Maxis arises by virtue of HNSB being entitled to control the exercise of 100% of the votes attached to the voting shares in each of Anak Samudra Sdn Bhd, Dumai Maju Sdn Bhd, Usaha Kenanga Sdn Bhd, Tegas Sari Sdn Bhd,

Exemption File No
82-34730

Mujur Anggun Sdn Bhd, Cabaran Mujur Sdn Bhd and Nusantara Makmur Sdn Bhd (collectively, "Harapan Nusantara Subsidiaries").

The Harapan Nusantara Subsidiaries have a 21.88% collective equity interest in SENV.

The Harapan Nusantara Subsidiaries hold their interests in Maxis as trustees under discretionary trusts for Bumiputera objects.

However, he does not have any economic interest in the shares held by the Harapan Nusantara Subsidiaries as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

Nature of interest	:	Deemed interest
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	209,043,149
Indirect/deemed interest (%)	:	8.19
Total no of securities after change	:	2,535,455,424
Date of notice	:	25/06/2007

Remarks

Notification was received by the Company on 26 June 2007.

The date of change is from 20 June 2007 to 22 June 2007.

The Registered holders of the Maxis shares over which THO has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,516,096,424 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 19,359,000 Maxis Shares

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070626-61455**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**26/06/2007**

Particulars of substantial Securities Holder

Name	:	**Mohamad Shahrin Bin Merican ("MSM")**
Address	:	**No.458 Taman Ampang Utama 68000 Ampang Selangor Darul Ehsan**
NRIC/Passport No/Company No.	:	**550405-02-5529**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 197,416,649 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 11,626,500 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**20/06/2007** **22/06/2007**	**209,043,149**	

Circumstances by reason of which change has occurred : **Increase in the interest in the voting shares of Maxis arising from:-**

a) the acceptances of 197,416,649 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 20 June 2007 to 22 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 11,626,500 Maxis Shares in the open market from 20 June 2007 to 22 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

His deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of his 25% direct equity interest in Harapan Nusantara Sdn Bhd ("HNSB").

HNSB's deemed interest in the voting shares in Maxis arises by virtue of HNSB being entitled to control the exercise of 100% of the votes attached to the voting shares in each of Anak Samudra Sdn Bhd,

 Exemption File No. (82-34760)

Dumai Maju Sdn Bhd, Usaha Kenanga Sdn Bhd, Tegas Sari Sdn Bhd, Mujur Anggun Sdn Bhd, Cabaran Mujur Sdn Bhd and Nusantara Makmur Sdn Bhd (collectively, "Harapan Nusantara Subsidiaries").

The Harapan Nusantara Subsidiaries have a 21.88% collective equity interest in SENV.

The Harapan Nusantara Subsidiaries hold their interests in Maxis as trustees under discretionary trusts for Bumiputera objects.

However, he does not have any economic interest in the shares held by the Harapan Nusantara Subsidiaries as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**209,043,149**
Indirect/deemed interest (%)	:	**8.19**
Total no of securities after change	:	**2,535,455,424**
Date of notice	:	**25/06/2007**

Remarks

Notification was received by the Company on 26 June 2007.

The date of change is from 20 June 2007 to 22 June 2007.

The Registered holders of the Maxis shares over which MSM has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,516,096,424 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 19,359,000 Maxis Shares

 File No. 082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070626-63E7B**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**26/06/2007**

Particulars of substantial Securities Holder

Name	:	**Hj Affendi Bin Tun Hj. Mohd Fuad Stephens ("Affendi")**
Address	:	**2A, Jalan 4L, Ampang Jaya, 68000 Selangor Darul Ehsan**
NRIC/Passport No/Company No.	:	**590103-12-6013**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 197,416,649 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 11,626,500 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**20/06/2007** **22/06/2007**	**209,043,149**	

Circumstances by reason of which change has occurred :

Increase in the interest in the voting shares of Maxis arising from:-

a) the acceptances of 197,416,649 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 20 June 2007 to 22 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 11,626,500 Maxis Shares in the open market from 20 June 2007 to 22 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

His deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of his 25% direct equity interest in Harapan Nusantara Sdn Bhd ("HNSB").

HNSB's deemed interest in the voting shares in Maxis arises by virtue of HNSB being entitled to control the exercise of 100% of the votes attached to the voting shares in each of Anak Samudra Sdn Bhd, Dumai Maju Sdn Bhd, Usaha Kenanga Sdn Bhd, Tegas Sari Sdn Bhd, Mujur Anggun Sdn Bhd, Cabaran Mujur Sdn Bhd and Nusantara

Makmur Sdn Bhd (collectively, "Harapan Nusantara Subsidiaries").

The Harapan Nusantara Subsidiaries have a 21.88% collective equity interest in SENV.

The Harapan Nusantara Subsidiaries hold their interests in Maxis as trustees under discretionary trusts for Bumiputera objects.

However, he does not have any economic interest in the shares held by the Harapan Nusantara Subsidiaries as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**209,043,149**
Indirect/deemed interest (%)	:	**8.19**
Total no of securities after change	:	**2,535,455,424**
Date of notice	:	**25/06/2007**

Remarks

Notification was received by the Company on 26 June 2007.

The date of change is from 20 June 2007 to 22 June 2007.

The Registered holders of the Maxis shares over which Affendi has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,516,096,424 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 19,359,000 Maxis Shares

Exemption File No. 082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070626-66AC3**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**26/06/2007**

Particulars of substantial Securities Holder

Name	:	**Dato' Haji Badri Bin Haji Masri ("Dato' Badri")**
Address	:	**No.6 Jalan SS5B/5 Kelana Jaya 47301 Petaling Jaya Selangor Darul Ehsan**
NRIC/Passport No/Company No.	:	**440509-10-5163**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 197,416,649 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 11,626,500 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**20/06/2007 22/06/2007**	**209,043,149**	

Circumstances by reason of which change has occurred :

Increase in the interest in the voting shares of Maxis arising from:-

a) the acceptances of 197,416,649 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 20 June 2007 to 22 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 11,626,500 Maxis Shares in the open market from 20 June 2007 to 22 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

His deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of his 25% direct equity interest in Harapan Nusantara Sdn Bhd ("HNSB").

HNSB's deemed interest in the voting shares in Maxis arises by virtue of HNSB being entitled to control the exercise of 100% of the votes

attached to the voting shares in each of Anak Samudra Sdn Bhd, Dumai Maju Sdn Bhd, Usaha Kenanga Sdn Bhd, Tegas Sari Sdn Bhd, Mujur Anggun Sdn Bhd, Cabaran Mujur Sdn Bhd and Nusantara Makmur Sdn Bhd (collectively, "Harapan Nusantara Subsidiaries").

The Harapan Nusantara Subsidiaries have a 21.88% collective equity interest in SENV.

The Harapan Nusantara Subsidiaries hold their interests in Maxis as trustees under discretionary trusts for Bumiputera objects.

However, he does not have any economic interest in the shares held by the Harapan Nusantara Subsidiaries as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**209,043,149**
Indirect/deemed interest (%)	:	**8.19**
Total no of securities after change	:	**2,535,455,424**
Date of notice	:	**25/06/2007**

Remarks

Notification was received by the Company on 26 June 2007.

The date of change is from 20 June 2007 to 22 June 2007.

The Registered holders of the Maxis shares over which Dato' Badri has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,516,096,424 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 19,359,000 Maxis Shares

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070626-696DE**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**26/06/2007**

Particulars of substantial Securities Holder

Name	:	**Ananda Krishnan Tatparanandam ("TAK")**
Address	:	**No.8 Taman U Thant Dua 55000 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**380401-10-5397**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 197,416,649 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 11,626,500 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**20/06/2007** **22/06/2007**	**209,043,149**	

Circumstances by reason of which change has occurred : **Increase in the interest in the voting shares of Maxis arising from:-**

a) the acceptances of 197,416,649 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 20 June 2007 to 22 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and
b) acquisition of 11,626,500 Maxis Shares in the open market from 20 June 2007 to 22 June 2007 by CIMSEC 2.
Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.
Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").
His deemed interests in the voting shares in Maxis arise by virtue of:-
a) his deemed interest in PanOcean Management Limited ("PanOcean"), the trustee of a discretionary trust, the beneficiaries of which are members of his family and foundations including those for charitable purposes.
PanOcean holds all the shares in Excorp Holdings N.V. which in turn holds all the shares in Pacific States Investment Limited ("PSIL").
PSIL holds 99.999% of the shares in Usaha Tegas Sdn Bhd ("UTSB").
UTSB wholly-owns Usaha Tegas Equity Sdn Bhd ("UTE"), while UTE has 100% direct equity interest in each of Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd which in turn wholly-own Wilayah Resources Sdn Bhd, Tegas

Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively, "UT Subsidiaries") respectively.
The UT Subsidiaries have a 36.65% collective equity interest in SENV.
Although he deemed to have an interest in the shares of Maxis in which PSIL has an interest, he does not has any economic or beneficial interest over such shares, as such interest is held subject to the terms of the discretionary trust.
b) his controlling interest in Eridanes International N.V. ("EINV"), the immediate holding company of East Asia Telecommunications Ltd, Global Multimedia Technologies (BVI) Ltd and Worldwide Communications Technologies Ltd which in turn collectively own Maxis Holdings Sdn Bhd ("MHSB"). EINV has a 26.40% equity interest in SENV via MHSB;
c) his controlling interest in MAI Sdn. Berhad ("MAI"), the immediate holding company of Terang Equity Sdn Bhd which in turn has a direct equity interest of 100% in Wangi Terang Sdn Bhd ("WTSB"). MAI has a 3.96% equity interest in SENV via WTSB; and
d) his controlling interest in MAI Holdings Sdn Bhd ("MAIH"), the immediate holding company of Pacific Fortune Sdn. Bhd which in turn has a direct equity interest of 100% in each of Ria Utama Sdn. Bhd. ("RUSB") and Tetap Emas Sdn. Bhd. ("TESB") respectively. MAIH has a 11.11% equity interest in SENV via RUSB and TESB.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**209,043,149**
Indirect/deemed interest (%)	:	**8.19**
Total no of securities after change	:	**2,535,455,424**
Date of notice	:	**25/06/2007**

Remarks

Notification was received by the Company on 26 June 2007.

The date of change is from 20 June 2007 to 22 June 2007.

The Registered holders of the Maxis shares over which TAK has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,516,096,424 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 19,359,000 Maxis Shares

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-070626-6D543**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**26/06/2007**

Particulars of substantial Securities Holder

Name	:	**Usaha Tegas Equity Sdn Bhd ("UTE")**
Address	:	**Level 39, Menara Maxis Kuala Lumpur City Centre 50088 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**209844-K**
Nationality/Country of incorporation	:	**Incorporated in Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 197,416,649 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 11,626,500 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**20/06/2007 22/06/2007**	**209,043,149**	

Circumstances by reason of which change has occurred :

Increase in the interest in the voting shares of Maxis arising from:-

a) the acceptances of 197,416,649 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 20 June 2007 to 22 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 11,626,500 Maxis Shares in the open market from 20 June 2007 to 22 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

UTE's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of UTE holding 100% direct equity interest in each of Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd which in turn wholly-own Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively, "UT Subsidiaries") respectively.

 File No.
C02-3-3720

		The UT Subsidiaries have a 36.65% collective equity interest in SENV.
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**209,043,149**
Indirect/deemed interest (%)	:	**8.19**
Total no of securities after change	:	**2,535,455,424**
Date of notice	:	**25/06/2007**
Remarks		

Notification was received by the Company on 26 June 2007.

The date of change is from 20 June 2007 to 22 June 2007.

The Registered holders of the Maxis shares over which UTE has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,516,096,424 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 19,359,000 Maxis Shares

Exemption File No. 82-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070626-71DF2**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**26/06/2007**

Particulars of substantial Securities Holder

Name	:	**Usaha Tegas Sdn Bhd ("UTSB")**
Address	:	**Level 39, Menara Maxis Kuala Lumpur City Centre 50088 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**121062-M**
Nationality/Country of incorporation	:	**Incorporated in Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 197,416,649 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 11,626,500 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**20/06/2007 22/06/2007**	**209,043,149**	

Circumstances by reason of which change has occurred : **Increase in the interest in the voting shares of Maxis arising from:-**

a) the acceptances of 197,416,649 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 20 June 2007 to 22 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 11,626,500 Maxis Shares in the open market from 20 June 2007 to 22 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

UTSB's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of UTSB holding 100% direct equity interest in Usaha Tegas Equity Sdn Bhd ("UTE"), while UTE in turn has 100% direct equity interest in each of Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd which in turn wholly-own Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang

Exemption File No. 082-34780

Selatan Sdn Bhd (collectively, "UT Subsidiaries") respectively.

The UT Subsidiaries have a 36.65% collective equity interest in SENV.

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**209,043,149**
Indirect/deemed interest (%)	:	**8.19**
Total no of securities after change	:	**2,535,455,424**
Date of notice	:	**25/06/2007**
Remarks		

Notification was received by the Company on 26 June 2007.

The date of change is from 20 June 2007 to 22 June 2007.

The Registered holders of the Maxis shares over which UTSB has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,516,096,424 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 19,359,000 Maxis Shares

Exempt File No. 082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-070626-73DD3**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**26/06/2007**

Particulars of substantial Securities Holder

Name	:	**Pacific States Investment Limited ("PSIL")**
Address	:	**La Motte Chambers, La Motte Street, St Helier, Jersey, Channel Islands JE1 1BJ**
NRIC/Passport No/Company No.	:	**39120**
Nationality/Country of incorporation	:	**Jersey, Channel Islands**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 197,416,649 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 11,626,500 Maxis Shares

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**20/06/2007 22/06/2007**	**209,043,149**	

Circumstances by reason of which change has occurred : **Increase in the interest in the voting shares of Maxis arising from:-**

a) the acceptances of 197,416,649 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 20 June 2007 to 22 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 11,626,500 Maxis Shares in the open market from 20 June 2007 to 22 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

PSIL's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of PSIL holding 99.999% of the shares in Usaha Tegas Sdn Bhd ("UTSB").

UTSB wholly-owns Usaha Tegas Equity Sdn Bhd ("UTE"), while UTE has 100% direct equity interest in each of Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara

Exemption File No. 082-34780

Sdn Bhd which in turn wholly-own Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively, "UT Subsidiaries") respectively.

The UT Subsidiaries have a 36.65% collective equity interest in SENV.

Nature of interest	:	Deemed interest
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	209,043,149
Indirect/deemed interest (%)	:	8.19
Total no of securities after change	:	2,535,455,424
Date of notice	:	25/06/2007
Remarks		

Notification was received by the Company on 26 June 2007.

The date of change is from 20 June 2007 to 22 June 2007.

The Registered holders of the Maxis shares over which PSIL has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,516,096,424 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 19,359,000 Maxis Shares

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act 1965
Reference No **MC-070626-7774B**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**26/06/2007**

Particulars of substantial Securities Holder

Name	:	**PanOcean Management Limited ("PanOcean")**
Address	:	**La Motte Chambers, La Motte Street, St Helier, Jersey, Channel Islands JE1 1BJ**
NRIC/Passport No/Company No.	:	**70421**
Nationality/Country of incorporation	:	**Jersey, Channel Islands**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
**CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 197,416,649 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")**

**CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 11,626,500 Maxis Shares**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**20/06/2007 22/06/2007**	**209,043,149**	

Circumstances by reason of which change has occurred :

Increase in the interest in the voting shares of Maxis arising from:-

a) the acceptances of 197,416,649 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 20 June 2007 to 22 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 11,626,500 Maxis Shares in the open market from 20 June 2007 to 22 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

PanOcean's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of all the shares in Excorp Holdings N.V. ("Excorp") being held by PanOcean. Excorp in turn holds all the shares in Pacific States Investment Limited ("PSIL").

PSIL holds 99.999% of the shares in Usaha Tegas Sdn Bhd ("UTSB").

UTSB wholly-owns Usaha Tegas Equity Sdn Bhd ("UTE"), while UTE has 100% direct equity interest in each of Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd which in turn wholly-own Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively, "UT Subsidiaries") respectively.

The UT Subsidiaries have a 36.65% collective equity interest in SENV.

Although PanOcean is deemed to have an interest in the shares of Maxis in which PSIL has an interest, PanOcean does not have any economic or beneficial interest over such shares, as such interest is held subject to the terms of the discretionary trust.

Nature of interest	:	Deemed interest
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	209,043,149
Indirect/deemed interest (%)	:	8.19
Total no of securities after change	:	2,535,455,424
Date of notice	:	25/06/2007
Remarks		

Notification was received by the Company on 26 June 2007.

The date of change is from 20 June 2007 to 22 June 2007.

The Registered holders of the Maxis shares over which PanOcean has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,516,096,424 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 19,359,000 Maxis Shares

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-070626-7B352**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**26/06/2007**

Particulars of substantial Securities Holder

Name	:	**Excorp Holdings N.V. ("Excorp")**
Address	:	**Kaya W.F.G. (Jombi) Mensing 36 Curacao, N.A.**
NRIC/Passport No/Company No.	:	**76431**
Nationality/Country of incorporation	:	**The Netherlands Antilles**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
**CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc) ("CIMSEC 1")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 197,416,649 ordinary shares of RM0.10 each in Maxis ("Maxis Shares")**

**CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd ("CIMSEC 2")
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 11,626,500 Maxis Shares**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**20/06/2007 22/06/2007**	**209,043,149**	

Circumstances by reason of which change has occurred :

Increase in the interest in the voting shares of Maxis arising from:-

a) the acceptances of 197,416,649 Maxis Shares which are valid and complete in all respects, that were received by Binariang GSM Sdn. Bhd. ("Binariang") from 20 June 2007 to 22 June 2007 pursuant to the Conditional Take-Over Offer by Binariang through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007; and

b) acquisition of 11,626,500 Maxis Shares in the open market from 20 June 2007 to 22 June 2007 by CIMSEC 2.

Binariang is the beneficial owner of the above Maxis Shares held through CIMSEC 1 and CIMSEC 2, and has a direct interest in the said Maxis Shares.

Binariang is in turn wholly-owned by Shield Estate N.V. ("SENV").

Excorp's deemed interest in the voting shares in Maxis in which Binariang has an interest, arises by virtue of all the shares in Pacific States Investment Limited ("PSIL") being held by Excorp.

PSIL holds 99.999% of the shares in Usaha Tegas Sdn Bhd ("UTSB").

UTSB wholly-owns Usaha Tegas Equity Sdn Bhd ("UTE"), while UTE has 100% direct equity interest in each of Wilayah Bintang Sdn Bhd,

Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd which in turn wholly-own Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively, "UT Subsidiaries") respectively.

The UT Subsidiaries have a 36.65% collective equity interest in SENV

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**209,043,149**
Indirect/deemed interest (%)	:	**8.19**
Total no of securities after change	:	**2,535,455,424**
Date of notice	:	**25/06/2007**
Remarks		

Notification was received by the Company on 26 June 2007.

The date of change is from 20 June 2007 to 22 June 2007.

The Registered holders of the Maxis shares over which Excorp has a deemed interest after the acquisition as stated above is set out below :

CIMSEC Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad
For Binariang GSM Sdn Bhd
(Pledged Sec Acc)
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 2,516,096,424 Maxis Shares

CIMSEC Nominees (Tempatan) Sdn Bhd Binariang GSM Sdn Bhd
9th Floor, Commerce Square
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur
- in respect of 19,359,000 Maxis Shares

File No.

Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965

Reference No **MC-070627-53340**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**27/06/2007**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**
Date of cessation	:	**08/06/2007**

Name & address of registered holder

EPF Board
(in respect of 115,595,600 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 800,000 ordinary shares of RM0.10 each in Maxis)

Number of securities disposed	:	**116,395,600**
Price Transacted (RM)	:	
Circumstances by reason of which a person ceases to be a substantial Securities Holder	:	**Ceased to be a substantial shareholder of Maxis by virtue of the disposal of shares in Maxis by Portfolio Manager on 8 June 2007 and the acceptance by EPF Board on 14 June 2007, pursuant to the Conditional Take-Over Offer by Binariang GSM Sdn Bhd through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) to acquire all the voting shares in Maxis on 3 May 2007.**
Nature of interest	:	**Direct and Indirect**
Date of notice	:	**18/06/2007**

Remarks

This announcement is based on the information in the Notice of Person Ceasing to be a Substantial Shareholder of EPF Board dated 18 June 2007 received by Maxis on 27 June 2007.

The Registered holders of the Maxis shares over which EPF Board has an indirect interest after taking into account of the changes as stated above are set out below:-

Aberdeen Asset Management Sdn Bhd
(in respect of 1,035,500 ordinary shares of RM0.10 each in Maxis)

AmanahRaya JMF Asset Management Sdn Bhd
(in respect of 50,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 3,178,800 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Investment Management Bhd
(in respect of 151,900 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 1,563,700 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 3,400,000 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 1,993,000 ordinary shares of RM0.10 each in Maxis)

APPENDIX D

Exemption File No. 082-34780

Entitlements (Notice of Book Closure)
Reference No **MC-070505-45239**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**06/05/2007**

EX-date	:**29/05/2007**
Entitlement date	:**31/05/2007**
Entitlement time	:**05:00:00 PM**
Entitlement subject	:**Final Dividend**

Entitlement description:
Final gross dividend of 30.14 sen per ordinary share less 27% Malaysian Income Tax

Period of interest payment	: to
Financial Year End	:**31/12/2006**
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements	: to

Registrar's name ,address, telephone no:
Symphony Share Registrars Sdn. Bhd.
Level 26, Menara Multi-Purpose
Capital Square
No. 8 Jalan Munshi Abdullah
50100 Kuala Lumpur
Malaysia
Tel No. 603-2721 2222

Payment date	:**20/06/2007**
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers	:**31/05/2007**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	:

c) Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.

Number of new shares/securities issued (units) (If applicable)	:
Entitlement indicator	:**RM**
Entitlement in RM (RM)	:**0.3014**

Remarks
The payment of final dividend is subject to the approval of the shareholders of the Company at its Twentieth Annual General Meeting scheduled to be held on 29 May 2007.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 42946 OF 2007

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **07/05/2007**

Subject : MAXIS - NOTICE OF BOOK CLOSURE

Contents :

Final gross dividend of 30.14 sen per ordinary share less 27% Malaysian income tax.

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Dividend"]
as from : [29 May 2007]

2) The last date of lodgement : [31 May 2007]

3) Date Payable : [20 June 2007]

APPENDIX E

Exemption File No. 082-34780

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **MC-070524-71296**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**25/05/2007**

Information Compiled By Bursa Malaysia

Particulars of Director

Name	:	**Dato' Jamaludin bin Ibrahim**
Address	:	**No 247, Jalan Bungor Rosa Sierramas, 47000 Sungai Buloh, Selangor Darul Ehsan**
Descriptions(Class & nominal value)	:	**Options over ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis") pursuant to the Maxis Employee Share Option Scheme**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Others	**22/05/2007**	**743,000**	

Description of other type of transaction	:	**Notification of acceptance of offer by Maxis to grant an option to Dato' Jamaludin Ibrahim to subscribe for 743,000 ordinary shares of RM0.10 each in Maxis pursuant to the Maxis 2002 Employee Share Option Scheme(ESOS)**
Circumstances by reason of which change has occurred	:	
Nature of interest	:	
Consideration (if any)	:	**1.00**

Total no of securities after change:

Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**743,000**
Indirect/deemed interest (%)	:	
Date of notice	:	**25/05/2007**
Remarks	:	

The above offer for the option shares is within the limits of the shareholders' resolution of Maxis passed at the Extraordinary General Meeting of Maxis on 1 June 2006, wherein, shareholders of Maxis authorised the Board of Directors to offer and grant Dato' Jamaludin Ibrahim in accordance with and subject to the provisions of the Bye-Laws governing the ESOS and terms of the contract of service between Maxis and Dato' Jamaludin Ibrahim, option or options to subscribe for up to a maximum of 1,000,000 ordinary shares of RM0.10 each, in Maxis available under the ESOS. The consideration for the acceptance of the offer for the option is RM1.00. The nominal value of the shares is RM0.10 each

Exemption File No. 082-34780

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Reference No **MC-070531-47127**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**31/05/2007**

Information Compiled By Bursa Malaysia

Particulars of Director

Name	:	**Dato' Jamaludin Bin Ibrahim**
Address	:	**No. 247, Jalan Bungor Rosa Sierramas 47000 Sungai Buloh Selangor Darul Ehsan**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Others	**28/05/2007**	**150,183**	**4.360**
Others	**28/05/2007**	**83,000**	**8.050**
Others	**28/05/2007**	**304,000**	**8.150**
Others	**28/05/2007**	**331,000**	**8.690**

Description of other type of transaction	:	**Subscription for 868,183 ordinary shares by way of the exercise of options granted pursuant to the Maxis 2002 Employee Share Option Scheme ("the Subscription of Shares")**
Circumstances by reason of which change has occurred	:	
Nature of interest	:	**Direct**
Consideration (if any)	:	
Total no of securities after change:		
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Date of notice	:	**31/05/2007**
Remarks	:	

The total number of shares held after the Subscription of Shares are 2,256,183 ordinary shares of RM0.10 each. After the Subscription of Shares, holds 1,646,395.options over unissued ordinary shares in Maxis pursuant to the ESOS

Exemption File No. 082-34780

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **MC-070531-64273**

Amended Announcement
(Please refer to the ealier announcement reference number: MC-070524--71296)

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**31/05/2007**

Information Compiled By Bursa Malaysia

Particulars of Director

Name	:	**Dato' Jamaludin Bin Ibrahim**
Address	:	**No. 247, Jalan Bungor Rosa Sierramas 47000 Sungai Buloh Selangor Darul Ehsan**
Descriptions(Class & nominal value)	:	**Options over ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis") pursuant to the Maxis Employee Share Option Scheme**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Others	**22/05/2007**	**743,000**	

Description of other type of transaction	:	**Notification of acceptance of offer by Maxis to grant an option to Dato' Jamaludin Ibrahim to subscribe for 743,000 ordinary shares of RM0.10 each in Maxis pursuant to the Maxis 2002 Employee Share Option Scheme ("ESOS")**
Circumstances by reason of which change has occurred	:	
Nature of interest	:	
Consideration (if any)	:	**1.00**

Total no of securities after change:

Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Date of notice	:	**25/05/2007**
Remarks	:	

1. The amendment is in respect of the total number of options over unissued ordinary shares in Maxis ("Options") held after change as at 22 May 2007.

2. The total number of Options held after the change are 2,514,578 Options as at 22 May 2007.

3. The above offer for the option shares is within the limits of the shareholders' resolution of Maxis passed at the Extraordinary General Meeting of Maxis on 1 June 2006, wherein, shareholders of Maxis authorised the Board of Directors to offer and grant Dato' Jamaludin Ibrahim in accordance with and subject to the provisions of the Bye-Laws governing the ESOS and terms of the contract of service between Maxis and Dato' Jamaludin Ibrahim, option or options to subscribe for up to a maximum of 1,000,000 ordinary shares of RM0.10 each, in Maxis available under the ESOS. The consideration for the acceptance of the offer for the option is RM1.00. The nominal value of the shares is RM0.10 each

Exemption File No. 032-34780

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Reference No **MC-070606-54289**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**06/06/2007**

Information Compiled By Bursa Malaysia

Particulars of Director

Name	:	**Y.A.M. Tan Sri Dato' Seri Syed Anwar Jamalullail (please also see remarks)**
Address	:	**Lot 75, Sri Cemerlang, Jalan 16/9, 46350 Petaling Jaya, Selangor Darul Ehsan**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Others	**30/05/2007**	**9,000**	**15.600**

Description of other type of transaction	:	**Acceptance of the conditional take-over offer by Binariang GSM Sdn Bhd to acquire all shares in Maxis at cash offer price of RM15.60 for each Offer Share**
Circumstances by reason of which change has occurred	:	
Nature of interest	:	**Direct**
Consideration (if any)	:	

Total no of securities after change:

Direct (units)	:	**0**
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Date of notice	:	**06/06/2007**
Remarks	:	

Y.A.M. Tan Sri Dato' Seri Syed Anwar Jamalullail's name as per his Identity Card is Syed Zainol Anwar.

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Exemption File No.
682-34780

Reference No **MC-070615-336DB**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**15/06/2007**

Information Compiled By Bursa Malaysia

Particulars of Director

Name	:	**Dato' Jamaludin Bin Ibrahim**
Address	:	**No. 247, Jalan Bungor Rosa Sierramas 47000 Sungai Buloh Selangor Darul Ehsan**
Descriptions(Class & nominal value)	:	**Options over ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis") pursuant to the Maxis Employee Share Option Scheme**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Others	**11/06/2007**	**38,000**	**15.380**
Others	**12/06/2007**	**1,250,000**	**15.380**

Description of other type of transaction	:	**Acceptance of the conditional take-over offer by Binariang GSM Sdn Bhd to acquire all shares in Maxis**
Circumstances by reason of which change has occurred	:	
Nature of interest	:	**Direct**
Consideration (if any)	:	
Total no of securities after change:		
Direct (units)	:	**968,183**
Direct (%)	:	**0.04**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Date of notice	:	**15/06/2007**
Remarks	:	

Price transacted - Being the Offer Price of RM15.60 adjusted for final net dividend of 22 sen.

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Exemption File No. 082-34780

Reference No **MC-070619-8341D**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**19/06/2007**

Information Compiled By Bursa Malaysia

Particulars of Director

Name	:	**Augustus Ralph Marshall**
Address	:	**No. 2, Lorong Lembah Tunku, Bukit Tunku, 50480 Kuala Lumpur**
Descriptions(Class & nominal value)	:	**Options over ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis") pursuant to the Maxis Employee Share Option Scheme**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Others	**08/06/2007**	**500,000**	**15.380**

Description of other type of transaction	:	**Acceptance of the conditional take-over offer by Binariang GSM Sdn Bhd to acquire all shares in Maxis**
Circumstances by reason of which change has occurred	:	
Nature of interest	:	**Direct**
Consideration (if any)	:	
Total no of securities after change:		
Direct (units)	:	**0**
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Date of notice	:	**19/06/2007**
Remarks	:	

Price transacted - Being the Offer Price of RM15.60 adjusted for final net dividend of 22 sen.

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Exemption File No. 082-34780

Reference No **MC-070615-3D69A**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**22/06/2007**

Information Compiled By Bursa Malaysia

Particulars of Director

Name	:	**Dato' Jamaludin Bin Ibrahim**
Address	:	**No. 247, Jalan Bungor Rosa Sierramas 47000 Sungai Buloh Selangor Darul Ehsan**
Descriptions(Class & nominal value)	:	**Options over ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis") pursuant to the Maxis Employee Share Option Scheme**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Others	**11/06/2007**	**100,000**	**15.380**
Others	**12/06/2007**	**868,183**	**15.380**

Description of other type of transaction	:	**Acceptance of the conditional take-over offer by Binariang GSM Sdn Bhd to acquire all shares in Maxis**
Circumstances by reason of which change has occurred	:	
Nature of interest	:	**Direct**
Consideration (if any)	:	
Total no of securities after change:		
Direct (units)	:	**0**
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Date of notice	:	**22/06/2007**
Remarks	:	

Price transacted - Being the Offer Price of RM15.60 adjusted for final net dividend of 22 sen.

APPENDIX F

Exemption File No.
082-34780

Financial Results
Reference No **MC-070523-56844**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**23/05/2007**
Financial Year End	:	**31/12/2007**
Quarter	:	**1**
Quarterly report for the financial period ended	:	**31/03/2007**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:

Maxis Q107.pdf

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION
31/03/2007

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	**PRECEDING YEAR CORRESPONDING QUARTER**	**CURRENT YEAR TO DATE**	**PRECEDING YEAR CORRESPONDING PERIOD**
		31/03/2007	**31/03/2006**	**31/03/2007**	**31/03/2006**
		RM'000	RM'000	RM'000	RM'000
1	Revenue	**2,157,000**	**1,727,000**	**2,157,000**	**1,727,000**
2	Profit/(loss) before tax	**765,000**	**707,000**	**765,000**	**707,000**
3	Profit/(loss) for the period	**546,000**	**490,000**	**546,000**	**490,000**
4	Profit/(loss) attributable to ordinary equity holders of the parent	**572,000**	**510,000**	**572,000**	**510,000**
5	Basic earnings/ (loss) per share (sen)	**22.60**	**20.40**	**22.60**	**20.40**
6	Proposed/Declared dividend per share (sen)	**0.00**	**10.42**	**0.00**	**10.42**

				AS AT END OF CURRENT QUARTER	**AS AT PRECEDING FINANCIAL YEAR END**
7	Net assets per			**3.0200**	**2.8400**

Exemption File No. 032-34780

share attributable to ordinary equity holders of the parent (RM)

Note: For full text of the above announcement, please access Bursa Malaysia website at www.bursamalaysia.com

Remarks :

082-34780

Exemption File No.
082-34780

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2007

ANNOUNCEMENT

The Board of Directors of Maxis Communications Berhad ("Maxis" or "the Company") is pleased to announce the following unaudited consolidated results for the first quarter ended 31 March 2007 which should be read in conjunction with the audited financial statements for the financial year ended 31 December 2006.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER			CUMULATIVE QUARTER		
		QUARTER ENDED 31/3/2007	QUARTER ENDED 31/3/2006	+ -	PERIOD ENDED 31/3/2007	PERIOD ENDED 31/3/2006	+ -
		RM' m	RM' m	%	RM' m	RM' m	%
Revenue	8	2,157	1,727	+25	2,157	1,727	+25
Interconnect expenses, Universal Service Provision contributions and direct cost of sales		(652)	(509)		(652)	(509)	
Gross profit		1,505	1,218	+24	1,505	1,218	+24
Other operating income		2	3		2	3	
Administrative expenses		(412)	(273)		(412)	(273)	
Network operation costs		(274)	(228)		(274)	(228)	
Other operating expenses		(9)	(31)		(9)	(31)	
Profit from operations	8	812	689	+18	812	689	+18
Finance income		37	25		37	25	
Finance cost		(84)	(18)		(84)	(18)	
Share of results of associate		-	11		-	11	
Profit before tax		765	707	+8	765	707	+8
Tax expenses	18	(219)	(217)		(219)	(217)	
Profit for the period		546	490	+11	546	490	+11
Attributable to:							
- Equity holders of the Company		572	510	+12	572	510	+12
- Minority interests		(26)	(20)		(26)	(20)	
		546	490	+11	546	490	+11
Earnings per share attributable to equity holders of the Company:		Sen	Sen		Sen	Sen	
- Basic	26	22.6	20.4		22.6	20.4	
- Diluted	26	22.3	20.3		22.3	20.3	

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2007

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	Note	AS AT 31/3/2007 RM' m	AS AT 31/12/2006 RM' m
ASSETS			
Non-Current Assets			
Property, plant and equipment	9 (a)	6,596	6,466
Intangible assets		4,689	4,714
Prepaid land lease payments		18	18
Other investment		4	4
Deferred tax assets		112	133
TOTAL NON-CURRENT ASSETS		11,419	11,335
Current Assets			
Inventories		279	400
Receivables, deposits and prepayments		1,136	1,089
Tax recoverable		144	129
Amounts due from related parties		2	5
Cash and cash equivalents		3,735	2,463
TOTAL CURRENT ASSETS		5,296	4,086
TOTAL ASSETS		16,715	15,421

Exemption File No.
082-34780

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2007

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (Continued)

		AS AT 31/3/2007	AS AT 31/12/2006
		RM' m	RM' m
EQUITY			
Share capital		253	252
Reserves		3,658	3,574
Retained earnings		3,723	3,341
Capital and reserves attributable to equity holders of the Company		7,634	7,167
Minority interests		130	165
TOTAL EQUITY		7,764	7,332
LIABILITIES			
Current Liabilities			
Post-employment benefit obligations		5	3
Provisions for liabilities and charges		48	73
Payables and accruals		3,190	3,347
Amounts due to related parties		32	28
Borrowings	22	2,631	2,652
Taxation		241	210
TOTAL CURRENT LIABILITIES		6,147	6,313
Non-Current Liabilities			
Post-employment benefit obligations		2	2
Provisions for liabilities and charges		130	116
Payables and accruals		126	132
Borrowings	22	2,011	997
Loan from a related party		26	26
Deferred tax liabilities		509	503
TOTAL NON-CURRENT LIABILITIES		2,804	1,776
TOTAL LIABILITIES		8,951	8,089
TOTAL EQUITY AND LIABILITIES		16,715	15,421
Net assets per share attributable to equity holders of the Company (RM)		3.02	2.84

Exemption File No.
082-34780

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2007

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Period ended 31/3/2007	←Attributable to Equity Holders of the Company→ Issued and fully paid: Number of shares	Issued and fully paid: Nominal value	Share premium	Other reserves	Retained earnings	Share-holders' equity	Minority interests	Total Equity
	' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
Balance as at 1/1/2007	2,521	252	3,631	(57)	3,341	7,167	165	7,332
Movements for the period								
Net income / (expense) recognised directly in equity								
- Currency translation differences	-	-	-	-	-	-	(9)	(9)
- Profit for the financial period	-	-	-	-	572	572	(26)	546
Total recognised income / (expense) during the financial period	-	-	-	-	572	572	(35)	537
Issue of ordinary shares:								
- 9,045,000 ordinary shares pursuant to the ESOS [1]	9	1	72	(5)	-	68	-	68
ESOS [1] – Options granted	-	-	-	17	-	17	-	17
Dividend for the financial year ended 31/12/2006								
- Fourth interim	-	-	-	-	(190)	(190)	-	(190)
Balance as at 31/3/2007	2,530	253	3,703	(45)	3,723	7,634	130	7,764

Exemption File No.
082-34780

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2007

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continued)

	←Attributable to Equity Holders of the Company→							
	Issued and fully paid							
Period ended 31/3/2006	Number of shares	Nominal value	Share premium	Other reserves	Retained earnings	Share-holders' equity	Minority interests	Total Equity
	' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
Balance as at 1/1/2006	2,500	250	3,503	9	2,290	6,052	240	6,292
Movements for the period								
Net income / (expense) recognised directly in equity								
- Currency translation differences	-	-	-	(43)	-	(43)	13	(30)
- Profit for the financial period	-	-	-	-	510	510	(20)	490
Total recognised (expense) / income during the financial period	-	-	-	(43)	510	467	(7)	460
Issue of ordinary shares:								
- 2,020,000 ordinary shares pursuant to the ESOS [1]	2	-	11	-	-	11	-	11
ESOS [1] – Options granted	-	-	-	8	-	8	-	8
Acquisition of subsidiaries	-	-	-	-	-	-	11	11
Dividend for the financial year ended 31/12/2005								
- Fourth interim	-	-	-	-	(188)	(188)	-	(188)
Balance as at 31/3/2006	2,502	250	3,514	(26)	2,612	6,350	244	6,594

Note:
(1) Pursuant to the Employee Share Option Scheme ("ESOS")

Exemption File No. 082-34780

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2007

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	PERIOD ENDED 31/3/2007 RM' m	PERIOD ENDED 31/3/2006 RM' m
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit for the financial period	546	490
Depreciation of property, plant and equipment	266	232
Amortisation of intangible assets	5	4
Finance income	(37)	(25)
Finance cost	84	18
Tax expenses	219	217
Others	42	(6)
	579	440
Operating profit before working capital changes	1,125	930
Changes in working capital	(65)	(434)
Cash flow from operations	1,060	496
Interest received	51	17
Tax paid	(160)	(122)
Net cash flow from operating activities	951	391
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of subsidiaries	-	(2,722)
Purchase of property, plant and equipment	(417)	(299)
Proceeds from disposal of property, plant and equipment	-	2
Partial payment of the 3G spectrum assignment licence fees in Malaysia	(8)	-
Purchase of spectrum rights	(15)	-
Pledged deposits placed with licensed banks	(45)	-
Net cash flow used in investing activities	(485)	(3,019)

Exemption File No. 082-34780

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2007

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Continued)

	PERIOD ENDED 31/3/2007	PERIOD ENDED 31/3/2006
	RM' m	RM' m
CASH FLOWS FROM FINANCING ACTIVITIES		
Drawdown of borrowings	1,045	1,844
Repayment of borrowings	(25)	-
Proceeds from issuance of shares pursuant to ESOS	68	11
Dividends paid	(190)	(188)
Interest paid	(135)	(19)
Net cash flow from financing activities	763	1,648
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	1,229	(980)
EFFECTS OF EXCHANGE RATE CHANGES	(2)	2
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL PERIOD	2,286	3,477
CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL PERIOD	3,513	2,499

Exemption File No.
082-34780

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2007

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

1. **ACCOUNTING POLICIES**

The quarterly condensed financial report of Maxis and its subsidiaries ("the Group") has been prepared based on:

- The requirements of the Financial Reporting Standards ("FRS") 134_{2004} – *Interim Financial Reporting*; and
- Paragraph 9.22 of the Bursa Malaysia Securities Listing Requirements ("Bursa Securities LR")

and should be read in conjunction with the Group's audited financial statements for the financial year ended 31 December 2006. The accounting polices adopted for the quarterly condensed financial report are consistent with those adopted for the audited financial statements for the financial year ended 31 December 2006 except for the adoption of the following revised FRS issued by Malaysian Accounting Standards Board ("MASB") that are applicable for the Group's financial period beginning on 1 January 2007:

- FRS 117 – Leases
- FRS 124 – Related Party Disclosures
- Amendment to FRS 119_{2004} – Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures

The adoption of FRS 124 and 119_{2004} did not have any significant financial impact on the Group.

FRS 117 – Leases

The adoption of the revised FRS 117 – Leases has resulted in a change in the accounting policy relating to the classification of leases of land and buildings.

Prior to 1 January 2007, leasehold land and buildings held for own use were classified as property, plant and equipment and were stated at cost less accumulated depreciation and impairment loss. FRS 117 requires that leasehold land and buildings be classified as operating or finance leases in the same way as leases of other assets.

The Group has applied the change in accounting policy with respect to leasehold land in accordance with the transitional provisions of FRS 117. The reclassification of leasehold land as prepaid land lease payments has been accounted for retrospectively. Certain comparatives within the consolidated balance sheet as at 31 December 2006 have been restated as set out below. There were no effects on the income statement of the Group for the quarter ended 31 March 2007.

The following comparative amounts have been restated due to adoption of FRS 117:

	As previously reported RM' m	FRS 117 RM' m	As restated RM' m
Balance Sheet as at 31 December 2006			
Property, plant and equipment	6,484	(18)	6,466
Prepaid land lease payments (non-current)	-	18	18
Prepaid land lease payments (current) – included within receivables, deposits and prepayments	-	-*	-*

* Denotes amount of RM0.3 million.

Exemption File No,
082-34780

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2007

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

2. QUALIFICATION OF PRECEDING AUDITED FINANCIAL STATEMENTS

The auditors' report on the audited financial statements for the financial year ended 31 December 2006 was not qualified.

3. SEASONAL / CYCLICAL FACTORS

The operations of the Group were not significantly affected by seasonality and cyclical factors during the quarter under review.

4. NATURE AND AMOUNT OF ITEMS AFFECTING ASSETS, LIABILITIES, EQUITY, NET INCOME OR CASH FLOWS THAT ARE UNUSUAL BECAUSE OF THEIR NATURE, SIZE OR INCIDENCE

There were no significant unusual items affecting assets, liabilities, equity, net income, or cash flows during the quarter under review.

5. NATURE AND AMOUNT OF CHANGES IN ESTIMATES OF AMOUNTS REPORTED IN PRIOR INTERIM PERIODS OF THE CURRENT FINANCIAL YEAR OR CHANGES IN ESTIMATES OF AMOUNTS REPORTED IN PRIOR FINANCIAL YEARS, IF THOSE CHANGES HAVE A MATERIAL EFFECT IN THE CURRENT INTERIM PERIOD

There were no significant changes in estimates of amounts reported in prior interim periods or in prior financial years.

6. ISSUANCES, CANCELLATIONS, REPURCHASES, RESALE AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	NUMBER OF SHARES	PROCEEDS FROM SHARE ISSUE	NUMBER OF SHARES	PROCEEDS FROM SHARE ISSUE
	'000	RM' m	'000	RM' m
Issuance of new ordinary shares of RM0.10 each pursuant to employees exercising their options under the ESOS	9,045	68	9,045	68

7. DIVIDENDS PAID

During the quarter under review, the fourth interim dividend of 10.28 sen per ordinary share, less Malaysian income tax at 27%, amounting to RM190 million in respect of the financial year ended 31 December 2006, was paid on 30 March 2007.

8. SEGMENT RESULTS AND REPORTING

The Group operates in three key segments, comprising the provision of mobile services which is a major contributor to the Group's operations, fixed services and international gateway services. The Group also provides other services which are currently not significant enough to be reported separately. The results for the Mobile services segment are further divided into geographic regions. Inter-segment revenues comprise network services and management services rendered to other business segments within the Group. Some transactions are transacted at normal commercial terms that are no more favourable than that available to other third parties whilst the rest are allocated based on an equitable basis of allocation.

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/3/2007	QUARTER ENDED 31/3/2006	**QUARTER ENDED 31/3/2007**	QUARTER ENDED 31/3/2006
Segment Revenue	**RM' m**	RM' m	**RM' m**	RM' m
Mobile services				
Malaysia – external revenue	**1,723**	1,595	**1,723**	1,595
Malaysia – inter-segment revenue	**12**	20	**12**	20
India – external revenue	**320**	29	**320**	29
Indonesia – external revenue	**-**	1	**-**	1
	2,055	1,645	**2,055**	1,645
Fixed services				
Malaysia – external revenue	**39**	41	**39**	41
Malaysia – inter-segment revenue	**14**	11	**14**	11
	53	52	**53**	52
International gateway services				
Malaysia – external revenue	**75**	61	**75**	61
Malaysia – inter-segment revenue	**49**	56	**49**	56
	124	117	**124**	117
Other operations				
Malaysia – inter-segment revenue	**38**	20	**38**	20
Total reportable segments	**2,270**	1,834	**2,270**	1,834
Eliminations	**(113)**	(107)	**(113)**	(107)
Total Group revenue	**2,157**	1,727	**2,157**	1,727

8. SEGMENT RESULTS AND REPORTING (Continued)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/3/2007	QUARTER ENDED 31/3/2006	QUARTER ENDED 31/3/2007	QUARTER ENDED 31/3/2006
Segment Results	RM' m	RM' m	RM' m	RM' m
Mobile services - Malaysia	795	706	795	706
Mobile services – Indonesia	(39)	(43)	(39)	(43)
Mobile services - India	56	8	56	8
Fixed services - Malaysia	(4)	3	(4)	3
International gateway services - Malaysia	9	21	9	21
Other operations - Malaysia	(5)	(6)	(5)	(6)
Profit from operations	812	689	812	689

9. CARRYING AMOUNT OF REVALUED ASSETS

(a) Property, plant and equipment

There was no revalued property, plant and equipment during the quarter and as at 31 March 2007.

(b) Investment properties

There were no investment properties during the quarter and as at 31 March 2007.

10. MATERIAL EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL PERIOD

The Company has on 3 May 2007 received a Notice of Conditional Take-Over Offer ("Offer") from CIMB Investment Bank Berhad *(formerly known as Commerce International Merchant Bankers Berhad)* on behalf of Binariang GSM Sdn Bhd ("Binariang" or "Offeror") to acquire all voting shares in Maxis ("Offer Shares").

The Offer Shares shall comprise the existing 2,531,696,000 issued and paid-up ordinary shares of RM0.10 each in Maxis ("Maxis Shares") as at 20 April 2007 and any new Maxis Shares that may be issued by Maxis arising from the exercise, before the close of the take-over offer, of the options granted by Maxis to its ESOS scheme.

The Offer is subject to the following:-

(i) Offeror receiving valid acceptances (on or before the close of the Offer) which would result in the Offeror holding in aggregate, together with such Maxis Shares that are already acquired, held or entitled to be acquired or held by the Offeror, if any, more than 50% of the Maxis Shares; and

10. MATERIAL EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL PERIOD (Continued)

(ii) approval of the Securities Commission (under the Guideline on Acquisition of Interests, Mergers and Take-Overs by Local and Foreign Interests issued by the Foreign Investment Committee) for the acquisition of the Offer Shares by Binariang under the Offer.

The Board of Directors of Maxis ("Board") noted that the Offeror has obtained irrevocable undertakings to accept the Offer from persons acting in concert with the Offeror who currently hold 59.53% of the Offer Shares.

The Board does not intend to seek an alternative person to make a take-over offer for the Offer Shares.

In accordance with the Malaysian Code on Take-overs and Mergers 1998, the Board, subject to the approval of the Securities Commission in accordance with Part IV Section 15(8) of the Code, has appointed RHB Investment Bank Berhad *(formerly known as RHB Sakura Merchant Bankers Berhad)* as the Independent Adviser to advise the Independent Directors and holders of Offer Shares on the reasonableness of the Offer. The Independent Directors will inform holders of the Offer Shares of their recommendation on the Offer within 10 days from the posting of the offer document.

Save as reported above and in the financial statements for the year ended 31 December 2006, there were no material events subsequent to the end of the financial period.

11. CHANGES IN THE COMPOSITION OF THE GROUP

There were no changes in the composition of the Group in the current quarter.

12. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

(a) Contingent liabilities

The amounts of contingent liabilities as at 17 May 2007 were as follows:

	Group RM' m
(i) Guarantees given to a third party in respect of services provided to subsidiaries - unsecured	2
(ii) Indemnity given to financial institutions in respect of bank guarantees issued at the request of the Company and its subsidiaries:	
(a) Department of Telecommunications ("DoT"), the Republic of India	
- Secured	715
- Unsecured	81
	796
(b) Customs	
- Secured	6
- Unsecured	37
	43
(c) Others	
- Secured	11
- Unsecured	41
	52
	891
(iii) Irrevocable bank guarantee given to the Malaysian Communications and Multimedia Commission - unsecured	45

(b) Contingent assets

There were no contingent assets as at 17 May 2007.

13. CAPITAL COMMITMENTS

Capital commitments for property, plant and equipment not provided for as at 31 March 2007 are as follows:

	Group RM' m
Approved by the Board of Directors:	
- contracted for	734
- not contracted for	1,808
	2,542

Exemption File No, 082-34780

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2007

14. SIGNIFICANT RELATED PARTY DISCLOSURES

Related parties are those defined under FRS 124 - Related Party Disclosures. The significant related party transactions and balances described below were carried out on commercial terms that are no more favourable than that available to other third parties.

	Transactions for the period ended 31/3/2007	Balances due from/(to) as at 31/3/2007
(a) Sales of goods and services	RM' m	RM' m
Sales of telecommunication services to:		
- MEASAT Broadcast Network Systems Sdn. Bhd. and its related companies[1] (VSAT, telephony and international bandwidth services)	4	3
(b) Purchases of goods and services		
Purchases of services from:		
- Tanjong City Centre Property Management Sdn. Bhd.[1] (rental and utility charges)	6	(1)
- MEASAT Satellite Systems Sdn. Bhd.[1] (transponder lease rental)	2	-
- MEASAT Broadcast Network Systems Sdn. Bhd. and its related companies[1] (video content, multimedia and interactive services)	1	(2)
- UTSB Management Sdn. Bhd.[1] (secondment and consultancy services)	9	(11)
- SRG Asia Pacific Sdn. Bhd.[1] (call handling and telemarketing services)	5	(3)

[1] Usaha Tegas Sdn. Bhd. together with certain entities controlled by or in which Ananda Krishnan Tatparanandam is deemed to have an interest, have the ability to exercise significant influence over these entities and the Group.

Exemption File No.
082-34780

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2007

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA SECURITIES LR UNDER PART A OF APPENDIX 9B

15. REVIEW OF PERFORMANCE

(A) Performance of the current quarter against the preceding quarter (1st Quarter 2007 versus 4th Quarter 2006)

Financial Indicators	1st Quarter 2007 (Unaudited)	4th Quarter 2006 (Unaudited)	Variance	% Variance
Financials – Group (RM'm)				
Revenue	2,157	2,117	40	2%
EBITDA	1,082	1,067	15	1%
EBITDA margin (%)	50.2	50.4	(0.2)	-
Profit before tax ("PBT")	765	822	(57)	(7%)
Profit for the period	546	631	(85)	(13%)
PATAMI(1)	572	642	(70)	(11%)
Financials – Malaysian Operations (RM'm)				
Revenue	1,837	1,850	(13)	(1%)
EBITDA	1,017	1,023	(6)	(1%)
EBITDA margin (%)	55.4	55.3	0.1	-
PBT	773	754	19	3%
Profit for the period	561	578	(17)	(3%)
Financials – Indian Operations (RM'm)				
Revenue	320	267	53	20%
EBITDA	102	79	23	29%
EBITDA margin (%)	31.9	29.6	2.3	-
PBT	37	89	(52)	(58%)
Profit for the period	30	74	(44)	(59%)
Financials – Indonesian Operations (RM'm)				
Revenue(2)	-	-	-	-
EBITDA	(37)	(35)	(2)	(6%)
Loss for the period	(45)	(21)	(24)	(>100%)

Notes:

(1) PATAMI is Profit After Tax and Minority Interests, which equates to the profit for the period attributable to equity holders of the Company.

(2) Denote amounts of RM0.4 million for 1st Quarter and 4th Quarter respectively.

15. REVIEW OF PERFORMANCE (Continued)

(A) Performance of the current quarter against the preceding quarter (1st Quarter 2007 versus 4th Quarter 2006)

Operational Indicators	1st Quarter 2007	4th Quarter 2006	Variance	% Variance
Operational Indicators - Group				
Net subscribers (' 000)				
- Postpaid	2,291	2,185	106	5%
- Prepaid	11,756	10,397	1,359	13%
- Total	14,047	12,582	1,465	12%
Operational Indicators - Malaysia				
Net subscribers (' 000)				
- Postpaid	1,687	1,623	64	4%
- Prepaid	6,841	6,440	401	6%
- Total	8,528	8,063	465	6%
ARPU (RM)				
- Postpaid	128	132	(4)	(3%)
- Prepaid	51	47	4	9%
Monthly MOUs (minutes)				
- Postpaid	473	488	(15)	(3%)
- Prepaid	107	94	13	14%
Data Revenue (RM'm)	393	389 (1)	4	1%
SMS messages (' m)	6,759	7,233	(474)	(7)
Operational Indicators – India				
Net subscribers (' 000)				
- Postpaid	602	559	43	8%
- Prepaid	4,912	3,954	958	24%
- Total	5,514	4,513	1,001	22%
ARPU (RM)				
- Postpaid	51	53	(2)	(4%)
- Prepaid	23	24	(1)	(4%)
Operational Indicators – Indonesia				
Net subscribers (' 000)				
- Postpaid	2	3	(1)	(33%)
- Prepaid	3	3	-	-
- Total	5	6	(1)	(17%)
ARPU (RM)				
- Postpaid	26	30	(4)	(13%)
- Prepaid	23	16	7	44%

Note:
(1) Certain data related services previously classified as voice revenue has been reclassified to data revenue to conform with current quarter's presentation.

15. REVIEW OF PERFORMANCE (Continued)

(A) Performance of the current quarter against the preceding quarter (1st Quarter 2007 versus 4th Quarter 2006) (Continued)

The Group revenue increased by RM40 million or 2% to RM2,157 million largely due to contributions from the Indian operations. The Indian operations contributed RM320 million revenue on the back of a higher subscriber base, representing RM53 million or 20% growth over the preceding quarter. The Group's subscriber base grew by 1.5 million or 12% to 14 million subscribers as of end March 2007, comprising 8.5 million subscribers from the Malaysian operations and 5.5 million subscribers from the Indian operations.

The Group's EBITDA of RM1,082 million improved RM15 million or 1% compared to the last quarter. However, EBITDA margin declined by 0.2% point over the preceding quarter due to the dilutive effect of the lower margins of the Indian operations as its contribution to the Group increases. The Group's PBT and profit for the period declined RM57 million or 7% and RM85 million or 13% respectively.

The preceding quarter results benefited from non-recurring items comprising of RM31 million write-back of apparatus assignment license fee accrual in Malaysia, RM35 million write-back of 3G spectrum fee accruals in Indonesia and RM68 million other income from project consultancy services in India.

Accordingly, on an underlying basis, Group EBITDA of RM1,082 million grew RM67 million or 7% over preceding quarter's underlying EBITDA, reflecting revenue growth and reduced spending in the quarter. The resultant EBITDA margin of 50.2% improved 2.3% points over last quarter's underlying margin. The Group PBT and profit for the period of RM765 million and RM546 million represent RM77 million or 11% and RM40 million or 8% growth respectively from last quarter's underlying results.

Malaysian Operations

Revenue

The Malaysian operations registered a 6% increase in the total subscriber base over the preceding quarter. Its total subscriber base now stands at 8,528,000 subscribers. This increase was due to the various successful marketing campaigns and attractive plans launched, such as Family Plus, Total and Easy Plans, that helped push up the number of subscribers by 64,000 for postpaid and 401,000 for prepaid.

Revenue slipped marginally by RM13 million or 1% affected by the expected yield decline in the prepaid portfolio, following the higher take up for Total Plan which offered attractive tariff for on-net calls.

Data revenue increased by RM4 million or 1% over the preceding quarter supported by higher take up for internet usage and content download. SMS usage, driven by less festivities this quarter, reduced by 474 million or 7%. Data revenue contributed 22.7% of mobile segment revenue, representing a 0.4% point improvement over the preceding quarter.

15. REVIEW OF PERFORMANCE (Continued)

(A) Performance of the current quarter against the preceding quarter (1st Quarter 2007 versus 4th Quarter 2006) (Continued)

Malaysian Operations (continued)

EBITDA and EBITDA margin

EBITDA of RM1,017 million declined by RM6 million or 1% and the resultant EBITDA margin improved by 0.1% point from the previous quarter. Excluding the non-recurring RM31 million write-back of apparatus assignment license fee accrual in the prior quarter, the current's quarter's EBITDA improved RM25 million or 3% over previous quarter's underlying EBITDA, primarily resulting from lower activities during the quarter. EBITDA margin of 55.4% registered a 1.8% point increase over last quarter's underlying margin.

PBT and profit for the period

PBT of RM773 million was RM19 million or 3% higher than the preceding quarter. The preceding quarter's asset write down of RM19 million did not recur in the current quarter. Profit for the period was RM17 million lower than the preceding quarter as a result of higher corporate taxes by RM36 million. The prior quarter benefited from favourable adjustment to deferred tax balance arising from a reduction in the Malaysian corporate tax rate and recognition of deferred tax asset attributable to unabsorbed business losses and unutilised capital allowances for one of the subsidiaries.

Indian Operations

Revenue

Revenue increased by RM53 million or 20% over the preceding quarter on the back of the highest ever net additions of 1,001,000 subscribers for the quarter. Total subscribers as at the end of the quarter reached 5.5 million, representing a 22% growth from the preceding quarter. Aircel is now operational in 9 circles across India.

EBITDA and EBITDA margin

EBITDA increased by RM23 million or 29% to RM102 million and EBITDA margin improved 2.3% points to 31.9% mainly on the back of the strong revenue growth.

PBT and profit for the period

PBT of RM37 million was RM52 million or 58% lower than the preceding quarter whilst profit for the period decreased RM44 million or 59% to RM30 million. Excluding the non recurring income of RM68 million from project consultancy services recognised in the prior quarter, the PBT and profit for the period represent RM16 million or 76% and RM24 million or 400% increase over the underlying results of the prior quarter.

Indonesian Operations

The delay in the commercial launch of the 2G and 3G services in Indonesia continues. The loss for the period was RM45 million, higher by RM24 million or 114% from the preceding quarter which recorded a one-off RM35 million reversal of 3G spectrum related costs. The continuing start up losses reflects the initial phase of the Indonesian operations.

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2007
PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA SECURITIES LR UNDER PART A OF APPENDIX 9B

15. REVIEW OF PERFORMANCE (Continued)

(B) Performance of the current year to-date against the preceding year to-date (1st Quarter 2007 versus 1st Quarter 2006)

Financial indicators	1st Quarter 2007 (Unaudited)	1st Quarter 2006 (Unaudited)	Variance	% Variance
Financials – Group (RM'm)				
Revenue	2,157	1,727	430	25%
EBITDA	1,082	933	149	16%
EBITDA margin (%)	50.2	54.0	(3.8)	-
Profit before tax ("PBT")	765	707	58	8%
Profit for the period	546	490	56	11%
PATAMI	572	510	62	12%
Financials – Malaysian Operations (RM'm)				
Revenue	1,837	1,697	140	8%
EBITDA	1,017	957	60	6%
EBITDA margin (%)	55.4	56.4	(1)	-
PBT	773	733	40	5%
Profit for the period	561	519	42	8%
Financials – Indian Operations (RM'm) [(1)]				
Revenue	320	29	291	>100%
EBITDA	102	13	89	>100%
EBITDA margin (%)	31.9	44.8	(12.9)	-
Share of result as an associate	-	11	(11)	(100%)
Contribution as a subsidiary	37	5	32	>100%
Total contribution to PBT	37	16	21	>100%
Profit for the period	30	13	17	>100%
Financials – Indonesian Operations (RM'm)				
Revenue	-	1	(1)	(100%)
EBITDA	(37)	(37)	(0)	-
Loss for the period	(45)	(42)	(3)	(7%)

Note:
(1) Represents Aircel acquired effective 21 March 2006.

15. REVIEW OF PERFORMANCE (Continued)

(B) Performance of the current year to-date against the preceding year to-date (1st Quarter 2007 versus 1st Quarter 2006)

Operational Indicators	1st Quarter 2007	1st Quarter 2006	Variance	% Variance
Operational indicators - Group				
Net subscribers (' 000)				
- Postpaid	2,291	1,905	386	20%
- Prepaid	11,756	8,924	2,832	32%
- Total	14,047	10,829	3,218	30%
Operational Indicators - Malaysia				
Net subscribers (' 000)				
- Postpaid	1,687	1,451	236	16%
- Prepaid	6,841	6,754	87	1%
- Total	8,528	8,205	323	4%
ARPU (RM)				
- Postpaid	128	137	(9)	(7%)
- Prepaid	51	48	3	6%
Monthly MOUs (minutes)				
- Postpaid	473	461	12	3%
- Prepaid	107	101	6	6%
Data Revenue (RM'm)	393	326 (2)	67	21%
SMS messages (' m)	6,759	4,402	2,357	54%
Operational indicators – India (1)				
Net subscribers (' 000)				
- Postpaid	602	451	151	33%
- Prepaid	4,912	2,160	2,752	>100%
- Total	5,514	2,611	2,903	>100%
ARPU (RM)				
- Postpaid	51	46	5	11%
- Prepaid	23	10	13	>100%
Operational indicators – Indonesia				
Net subscribers (' 000)				
- Postpaid	2	3	(1)	(33%)
- Prepaid	3	10	(7)	(70%)
- Total	5	13	(8)	(62%)
ARPU (RM)				
- Postpaid	26	46	(20)	(43%)
- Prepaid	23	10	13	>100%

Notes:

(1) Represents Aircel acquired effective 21 March 2006.

(2) Certain data related services previously classified as voice revenue has been reclassified to data revenue to conform with current quarter's presentation.

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2007

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA SECURITIES LR UNDER PART A OF APPENDIX 9B

15. REVIEW OF PERFORMANCE (Continued)

(B) Performance of the current year to-date against the preceding year to-date (1st Quarter 2007 versus 1st Quarter 2006) (Continued).

The Group revenue increased by RM430 million or 25%. The Indian operations was key to this increase with a contribution of RM320 million fully consolidated in the current quarter compared to RM29 million in the corresponding quarter (Aircel only became a subsidiary effective 21 March 2006). The Group's subscriber base increased by 3.2 million or 30%, with the Indian operations contributing 90% of the total additions.

Group EBITDA improved by 16% or RM149 million over the corresponding quarter following the strong revenue performance. The Indian operations was again the main contributor to this increase with its EBITDA of RM102 million fully consolidated by the Group in the current quarter compared to RM13 million, representing 11days consolidation of results in the corresponding quarter. Group EBITDA margin decreased by 3.8% points to 50.2% due to the dilutive effect of the lower margin of the Indian operations as its contribution to the Group increases.

The Group PBT of RM765 million increased by RM58 million or 8% over the corresponding quarter due to strong contribution from the Malaysian and Indian operations.

Malaysian Operations

Revenue

Revenue increased by RM140 million or 8% over the corresponding quarter on the back of higher subscriber base. Mobile subscriber growth of 4% or 323,000 is made up of the postpaid growth of 16% or 236,000 subscribers and prepaid growth of 1% or 87,000 subscribers. Total subscriber base now stands at 8,528,000.

Data revenue increased by RM67 million or 21% over the corresponding quarter supported by higher SMS revenue of RM46 million and improved take up for advanced data services. Data revenue as a percentage of mobile revenue improved 2.5% points compared to the corresponding quarter.

EBITDA and EBITDA margin

EBITDA increased by RM60 million or 6%, as a result of the improved revenue performance. However, the increase in direct and operating costs resulted in the EBITDA margin declining 1% point to 55.4%.

PBT and profit for the year

PBT improved by RM40 million or 5% mainly due to higher EBITDA. Profit for the period increased by RM42 million or 8%.

Exemption File No.
082-34780

maxis®

15. REVIEW OF PERFORMANCE (Continued)

(B) Performance of the current year to-date against the preceding year to-date (1st Quarter 2007 versus 1st Quarter 2006) (continued)

Indian Operations

In the current quarter, a full quarter's consolidation of results led to the Indian operations contributing RM320 million and RM102 million, representing 15% and 9% of the Group revenue and EBITDA respectively. The corresponding quarter's results only reflect a 26% associate equity accounting from 6 January 2006 to 20 March 2006 (74 days) and consolidated as a subsidiary from 21 March 2006.

With operations in 9 circles, the net subscriber base grew by 2.9 million to reach 5.5 million at the end of the current quarter. Aircel retained its market leadership with market share of 26% and 29% in Chennai and Tamil Nadu respectively despite facing stiff competition.

Indonesian Operations

Loss for the period increased marginally by RM3 million to RM45 million in the current quarter due to start-up costs incurred to sustain the current operations and support the network roll-out.

16. PROSPECTS FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2007

The business in Malaysia is facing increased competition and challenges, more so that new players will be entering the industry. Nonetheless, Maxis will continue to strengthen its market position by expanding its reach in terms of network, branding and product proposition while at the same time ensuring that the cost structure is optimised.

The Indian business continues to strengthen its position in terms of subscriber numbers and revenue. Aircel is expected to expand its network at a brisk pace and improve its brand visibility. Heavy infrastructure investment will require increased borrowing and as a consequence, operating results will reflect higher interest and depreciation charges, and start-up losses.

The mobile sector in Indonesia still offers high growth prospect with its population of 226 million and a mobile penetration rate of only 33% as at end first quarter 2007. With the recent increased equity stake in the Indonesian venture to 95%, Maxis will be able to capitalise on the growth potential via a revamped business plan and network roll-out. Indonesia will require significant investments to support the proposed accelerated roll-out. It is the intention of the Company to invite a strategic partner into the business.

Barring any unforeseen circumstances, the Board of Directors expects the Group to achieve continuing satisfactory growth for the financial year ending 31 December 2007. The Group's earnings and borrowings will reflect the investment phase. However, in light of future cash requirements, the dividend policy will be kept under review.

17. PROFIT FORECAST OR PROFIT GUARANTEE

Not applicable as the Group did not submit any profit forecast.

18. TAX EXPENSES

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/3/2007	QUARTER ENDED 31/3/2006	QUARTER ENDED 31/3/2007	QUARTER ENDED 31/3/2006
	RM' m	RM' m	RM' m	RM' m
Current tax:				
Malaysia – current year	182	176	182	176
Overseas – current year	10	-	10	-
	192	176	192	176
Deferred tax:				
– current year	27	41	27	41
Total	219	217	219	217

The Group's effective tax rate for the current quarter is 28.6%, which is above the statutory tax rate of 27% mainly due to losses incurred by certain subsidiaries where group relief is not available and non-deductibility of certain operating expenditure for tax purposes offset by lower tax rate for foreign companies and utilisation of allowance from tax incentive.

19. PROFIT/(LOSS) ON SALE OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

There were no sales of unquoted investments and/or properties for the quarter ended 31 March 2007.

20. INVESTMENTS IN QUOTED SECURITIES

There were no investments in quoted securities for the quarter ended 31 March 2007.

21. STATUS OF CORPORATE PROPOSALS ANNOUNCED

(a) Proposed RM500 million Commercial Paper/Medium Term Note Programme and Proposed RM500 million Medium Term Note Programme (collectively, the "Proposed Programmes")

The Company has on 8 March 2007 entered into the subscription agreements with HSBC Bank Malaysia Berhad and CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) in relation to the issuance of RM500 million nominal value 5-year commercial papers/medium term notes programme and RM500 million nominal value 10-year medium term notes programme (collectively the "Notes"). The Notes were issued on 19 March 2007. The funds raised will enable the Company and its Malaysian subsidiaries to refinance existing debt, finance capital expenditure and utilise for general funding requirements.

As at 17 May 2007, RM189.9 million and RM755.2 million of the proceeds arising from the issuance of RM500.0 million Medium Term Notes under the Commercial Paper and Medium Term Notes Programme and RM500.0 million Medium Term Notes under the Medium Term Notes Programme have been utilised for general funding requirements and general corporate purposes of the Malaysian Operations and refinance the existing debt respectively.

Exemption File No.
C32-34780

maxis®

21. STATUS OF CORPORATE PROPOSALS ANNOUNCED (Continued)

(b) Proposed acquisition by Althem B.V., a wholly owned subsidiary of Maxis, of 1,261,573,820 ordinary shares of Rp500 each in PT Natrindo Telepon Seluler ("NTS") representing 44% of the existing issued and paid-up share capital of NTS from Penta Investment Limited for a cash consideration of USD123.92 million ("Proposed Acquisition")

The Proposed Acquisition was completed on 27 April 2007.

As part of the above transaction, Teleglobal Investments BV ("Teleglobal"), a wholly owned subsidiary of Maxis, had granted a put option to PT Aneka Tirta Nusa ("Tirta"), to sell 143,360,661 NTS shares representing 5% of the existing issued and paid-up share capital of NTS ("Tirta Block"). Concurrently, Tirta had granted Teleglobal a call option over the Tirta Block. Upon exercise of the put or call option, Teleglobal will identify an Indonesian entity to purchase the Tirta Block. The purchase and transfer of the Tirta Block is subject to applicable Indonesian regulatory approvals. The options have not been exercised.

Save as disclosed above, there are no other disclosures that are required to be made as at 17 May 2007.

22. BORROWINGS

The borrowings as at 31 March 2007 are as follows:

	CURRENT LIABILITIES	NON-CURRENT LIABILITIES	TOTAL
	RM' m	RM' m	RM' m
Secured			
Finance lease liabilities	2	8	10
Non-convertible debentures	13	7	20
Term loans	594	391	985
	609	406	1,015
Unsecured			
Syndicated loans [(1)]	152	606	758
Bridging loan	1,870	-	1,870
Commercial papers & medium term notes	-	999	999
	2,022	1,605	3,627
Total	2,631	2,011	4,642
Currency exposure profiles of borrowings are as follows:			
RM (Ringgit Malaysia)	2	1,007	1,009
USD (United States Dollar)	2,022	606	2,628
INR (Indian Rupees)	607	398	1,005
	2,631	2,011	4,642

Note [(1)] Refer to Note 23 (ii) and (iii) of the explanatory notes below for further information.

23. FINANCIAL INSTRUMENTS

Under the Group's policy, Maxis' practice is to hedge all known material foreign currency commitments arising from trade transactions. Maxis' non-trade currency exposures will be hedged as and when deemed necessary.

(i) Foreign currency forward contracts

Foreign currency forward contracts protect the Group from movements in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Gains and losses on foreign currency forward contracts entered into as hedges of foreign currency monetary items are recognised in the financial statements when the exchange differences of the hedged monetary items are recognised in the financial statements.

(ii) Interest rate swap

The Company entered into an interest rate swap to hedge against fluctuations in the US-LIBOR on its USD100 million syndicated loan from 31 October 2005 to 7 February 2010. The effect of this transaction obliges it to pay weighted average fixed interest rate of 4.63% per annum in exchange for US-LIBOR on the notional amount of USD100 million on a quarterly basis.

(iii) Cross currency interest rate swap

The Company entered into an amortising cross currency interest rate swap ("CCIRS") to hedge against fluctuations in the USD/RM exchange rate on its USD160 million syndicated loan from 16 February 2005 to 16 May 2007, upon which the Company will pay Ringgit in exchange of receiving USD at a pre-determined exchange rate of RM3.80 to USD1.00 and will pay KLIBOR in exchange for receiving LIBOR on the amortising outstanding principal amounts. The principal exchange occurs semi-annually in accordance with the scheduled repayment of the USD160 million syndicated loan. As at 17 May 2007, the above CCIRS has been fully settled following the final repayment and full settlement of the USD160 million syndicated loan.

24. CHANGES IN MATERIAL LITIGATION

There has been no material change in the status of the reported material litigation as at 17 May 2007 that would have a material adverse impact to the Group.

25. DIVIDENDS

No dividend has been proposed or declared for the 1st quarter ended 31 March 2007.

Exemption File No.
082-34780

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2007

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA SECURITIES LR UNDER PART A OF APPENDIX 9B

26. EARNINGS PER SHARE

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/3/2007	QUARTER ENDED 31/3/2006	QUARTER ENDED 31/3/2007	QUARTER ENDED 31/3/2006
(a) Basic earnings per share					
Profit attributable to the equity holders of the Company	(RM' m)	572	510	572	510
Weighted average number of ordinary shares	(' m)	2,526	2,501	2,526	2,501
Basic earnings per share	(sen)	22.6	20.4	22.6	20.4
(b) Diluted earnings per share					
Profit attributable to the equity holders of the Company	(RM' m)	572	510	572	510
Weighted average number of ordinary shares	(' m)	2,526	2,501	2,526	2,501
Adjusted for share options granted	(' m)	35	11	35	11
Adjusted weighted average number of ordinary shares for diluted earnings per share	(' m)	2,561	2,512	2,561	2,512
Diluted earnings per share	(sen)	22.3	20.3	22.3	20.3

As at 31 March 2007, 102,795,578 share options have been granted and remained unexercised pursuant to the ESOS.

By order of the Board

Dipak Kaur
(LS 5204)
Company Secretary
23 May 2007
Kuala Lumpur

FORM 24

Companies Act 1965
[Section 54(1)]

Exemption File No. 082-34780

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 11th day of **April**, **2007.**

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**191,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **2,000** shares	-	RM4.36	-
[c]	Amount paid on **17,000** shares	-	RM5.13	-
[c]	Amount paid on **4,000** shares	-	RM7.05	-
[c]	Amount paid on **24,000** shares	-	RM7.85	-
[c]	Amount paid on **73,000** shares	-	RM7.99	-
[c]	Amount paid on **4,000** shares	-	RM8.13	-
[c]	Amount paid on **4,000** shares	-	RM8.54	-
[c]	Amount paid on **4,000** shares	-	RM8.69	-
[c]	Amount paid on **55,000** shares	-	RM8.74	-
[c]	Amount paid on **4,000** shares	-	RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **17,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **4,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **24,000** shares	-	RM7.75	-
[e]	Amount of premium paid or payable on **73,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **4,000** shares	-	RM8.03	-
[e]	Amount of premium paid or payable on **4,000** shares	-	RM8.44	-
[e]	Amount of premium paid or payable on **4,000** shares	-	RM8.59	-
[e]	Amount of premium paid or payable on **55,000** shares	-	RM8.64	-
[e]	Amount of premium paid or payable on **4,000** shares	-	RM8.94	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share			
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 19 th day of April , 2007

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No. 082-34780

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,530,892,000** shares of RM0.10 each and the paid-up capital is **RM253,089,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**22,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**80,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Exemption File No.
032-34780

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	89,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	191,000

Dated this 19th day of **April** , **2007.**

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34789

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **16th** day of **April**, **2007**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**153,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **10,000** shares	-	RM4.36	-
[c] Amount paid on **42,000** shares	-	RM5.13	-
[c] Amount paid on **8,000** shares	-	RM7.74	-
[c] Amount paid on **49,000** shares	-	RM7.99	-
[c] Amount paid on **12,000** shares	-	RM8.13	-
[c] Amount paid on **29,000** shares	-	RM8.74	-
[c] Amount paid on **3,000** shares	-	RM9.04	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **10,000** share	-	RM4.26	-
[e] Amount of premium paid or payable on **42,000** share	-	RM5.03	-
[e] Amount of premium paid or payable on **8,000** share	-	RM7.64	-
[e] Amount of premium paid or payable on **49,000** share	-	RM7.89	-
[e] Amount of premium paid or payable on **12,000** share	-	RM8.03	-
[e] Amount of premium paid or payable on **29,000** shares	-	RM8.64	-
[e] Amount of premium paid or payable on **3,000** shares	-	RM8.94	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 24th day of **April** **, 2007**

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made on 27 June 2002

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,531,045,000** shares of RM0.10 each and the paid-up capital is **RM253,104,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**23,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**95,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**13,000**

Exemption File No.
032-34780

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	22,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	153,000

Dated this **24th** day of **April** **, 2007**

....
SANDIP DAS
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **19** day of **April** , **2007.**

		Details of Shares		
	Shares Allotted	Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**329,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **21,000** shares	-	RM4.36	-
[c]	Amount paid on **10,000** shares	-	RM4.80	-
[c]	Amount paid on **19,000** shares	-	RM5.13	-
[c]	Amount paid on **1,000** shares	-	RM6.47	-
[c]	Amount paid on **2,000** shares	-	RM7.05	-
[c]	Amount paid on **16,000** shares	-	RM7.85	-
[c]	Amount paid on **136,000** shares	-	RM7.99	-
[c]	Amount paid on **6,000** shares	-	RM8.13	-
[c]	Amount paid on **22,000** shares	-	RM8.54	-
[c]	Amount paid on **12,000** shares	-	RM8.69	-
[c]	Amount paid on **79,000** shares	-	RM8.74	-
[c]	Amount paid on **5,000** shares	-	RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **21,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **10,000** share	-	RM4.70	-
[e]	Amount of premium paid or payable on **19,000** share	-	RM5.03	-
[e]	Amount of premium paid or payable on **1,000** share	-	RM6.37	-
[e]	Amount of premium paid or payable on **2,000** share	-	RM6.95	-
[e]	Amount of premium paid or payable on **16,000** shares	-	RM7.75	-
[e]	Amount of premium paid or payable on **136,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **6,000** shares	-	RM8.03	-
[e]	Amount of premium paid or payable on **22,000** shares	-	RM8.44	-
[e]	Amount of premium paid or payable on **12,000** shares	-	RM8.59	-
[e]	Amount of premium paid or payable on **79,000** shares	-	RM8.64	-
[e]	Amount of premium paid or payable on **5,000** shares	-	RM8.94	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 27 day of **April** **, 2007**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,531,374,000** shares of RM0.10 each and the paid-up capital is **RM253,137,400**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**48,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**109,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**15,000**

Exemption File No.
082-34780

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	157,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	329,000

Dated this 27 day of **April** , **2007**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 20 day of **April** , **2007.**

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	322,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **10,000** shares	-	RM4.36	-
[c]	Amount paid on **91,000** shares	-	RM5.13	-
[c]	Amount paid on **2,000** shares	-	RM7.05	-
[c]	Amount paid on **24,000** shares	-	RM7.85	-
[c]	Amount paid on **56,000** shares	-	RM7.99	-
[c]	Amount paid on **12,000** shares	-	RM8.05	-
[c]	Amount paid on **2,000** shares	-	RM8.13	-
[c]	Amount paid on **6,000** shares	-	RM8.69	-
[c]	Amount paid on **87,000** shares	-	RM8.74	-
[c]	Amount paid on **32,000** shares	-	RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **10,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **91,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **24,000** shares	-	RM7.75	-
[e]	Amount of premium paid or payable on **56,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **12,000** shares	-	RM7.95	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM8.03	-
[e]	Amount of premium paid or payable on **6,000** shares	-	RM8.59	-
[e]	Amount of premium paid or payable on **87,000** shares	-	RM8.64	-
[e]	Amount of premium paid or payable on **32,000** shares	-	RM8.94	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share			
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 27 day of April , 2007

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34789

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,531,696,000** shares of RM0.10 each and the paid-up capital is **RM253,169,600**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**36,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**78,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**55,000**

Exemption File No.
082-34780

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	153,000
(f) the number of shares allotted to bodies corporate controlled by non-citizens	-
TOTAL	322,000

Dated this 27 day of April , 2007.

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 27 day of **April** , **2007**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**311,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **15,000** shares	-	RM4.36	-
[c]	Amount paid on **27,000** shares	-	RM5.13	-
[c]	Amount paid on **16,000** shares	-	RM6.47	-
[c]	Amount paid on **3,000** shares	-	RM7.05	-
[c]	Amount paid on **4,000** shares	-	RM7.85	-
[c]	Amount paid on **61,000** shares	-	RM7.99	-
[c]	Amount paid on **61,000** shares	-	RM8.05	-
[c]	Amount paid on **7,000** shares	-	RM8.13	-
[c]	Amount paid on **4,000** shares		RM8.54	-
[c]	Amount paid on **17,000** shares		RM8.69	-
[c]	Amount paid on **84,000** shares		RM8.74	-
[c]	Amount paid on **12,000** shares		RM9.04	
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **15,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **27,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **16,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **4,000** shares	-	RM7.75	-
[e]	Amount of premium paid or payable on **61,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **61,000** shares	-	RM7.95	-
[e]	Amount of premium paid or payable on **7,000** shares	-	RM8.03	-
[e]	Amount of premium paid or payable on **4,000** shares		RM8.44	-
[e]	Amount of premium paid or payable on **17,000** shares		RM8.59	-
[e]	Amount of premium paid or payable on **84,000** shares		RM8.64	-
[e]	Amount of premium paid or payable on **12,000** shares		RM8.94	
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 07 day of May , 2007

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Exemption File No.
032-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,532,007,000** shares of RM0.10 each and the paid-up capital is **RM253,200,700**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**42,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**161,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**33,000**

Continue ...... Page 3 (Form 24)

Exemption File No.
032-34780

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	75,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	311,000

Dated this 07 day of May , 2007

....
SANDIP DAS
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 3rd day of **May** , **2007**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**267,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **7,000** shares	-	RM4.36	-
[c]	Amount paid on **34,000** shares	-	RM5.13	-
[c]	Amount paid on **2,000** shares	-	RM7.85	-
[c]	Amount paid on **67,000** shares	-	RM7.99	-
[c]	Amount paid on **42,000** shares	-	RM8.05	-
[c]	Amount paid on **6,000** shares	-	RM8.13	-
[c]	Amount paid on **17,000** shares	-	RM8.54	-
[c]	Amount paid on **11,000** shares	-	RM8.69	-
[c]	Amount paid on **75,000** shares	-	RM8.74	-
[c]	Amount paid on **6,000** shares	-	RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **7,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **34,000** share	-	RM5.03	-
[e]	Amount of premium paid or payable on **2,000** share	-	RM7.75	-
[e]	Amount of premium paid or payable on **67,000** share	-	RM7.89	-
[e]	Amount of premium paid or payable on **42,000** shares	-	RM7.95	-
[e]	Amount of premium paid or payable on **6,000** shares	-	RM8.03	-
[e]	Amount of premium paid or payable on **17,000** shares	-	RM8.44	-
[e]	Amount of premium paid or payable on **11,000** shares	-	RM8.59	-
[e]	Amount of premium paid or payable on **75,000** shares	-	RM8.64	-
[e]	Amount of premium paid or payable on **6,000** shares	-	RM8.94	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Exemption File No.
082-34780

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **10th** day of **May** , **2007**

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,532,274,000** shares of RM0.10 each and the paid-up capital is **RM253,227,400**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	52,000
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	99,000
	(c)	the number of shares allotted to non-citizens	5,000
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	55,000

Exemption File No.
002-34780

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives — 56,000

(f) the number of shares allotted to bodies corporate controlled by non-citizens — -

TOTAL 267,000

Dated this **10th** day of **May** , **2007**

....
SANDIP DAS
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

File No.

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 7th day of May , 2007.

		Details of Shares		
	Shares Allotted	Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**293,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **5,000** shares	-	RM4.36	-
[c]	Amount paid on **60,000** shares	-	RM5.13	-
[c]	Amount paid on **3,000** shares	-	RM7.05	-
[c]	Amount paid on **15,000** shares	-	RM7.74	-
[c]	Amount paid on **4,000** shares	-	RM7.85	-
[c]	Amount paid on **82,000** shares	-	RM7.99	-
[c]	Amount paid on **22,000** shares	-	RM8.05	-
[c]	Amount paid on **5,000** shares	-	RM8.13	-
[c]	Amount paid on **12,000** shares	-	RM8.69	-
[c]	Amount paid on **85,000** shares	-	RM8.74	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **5,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **60,000** share	-	RM5.03	-
[e]	Amount of premium paid or payable on **3,000** share	-	RM6.95	-
[e]	Amount of premium paid or payable on **15,000** share	-	RM7.64	-
[e]	Amount of premium paid or payable on **4,000** shares	-	RM7.75	-
[e]	Amount of premium paid or payable on **82,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **22,000** shares	-	RM7.95	-
[e]	Amount of premium paid or payable on **5,000** shares	-	RM8.03	-
[e]	Amount of premium paid or payable on **12,000** shares	-	RM8.59	-
[e]	Amount of premium paid or payable on **85,000** shares	-	RM8.64	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 10th day of May , 2007

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Exemption File No.
002-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,532,567,000** shares of RM0.10 each and the paid-up capital is **RM253,256,700**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**16,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**191,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**5,000**

Exemption File No.
002-34730

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	66,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	15,000
	TOTAL	293,000

Dated this 10th day of **May** , **2007**

....
SANDIP DAS
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File N
082-34783

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **09** day of **May** , **2007**.

	Shares Allotted	Details of Shares Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**1,503,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **76,000** shares	-	RM4.36	-
[c]	Amount paid on **1,000** shares	-	RM4.80	-
[c]	Amount paid on **232,000** shares	-	RM5.13	-
[c]	Amount paid on **16,000** shares	-	RM6.47	-
[c]	Amount paid on **3,000** shares	-	RM7.05	-
[c]	Amount paid on **33,000** shares	-	RM7.70	-
[c]	Amount paid on **15,000** shares	-	RM7.74	-
[c]	Amount paid on **33,000** shares	-	RM7.85	-
[c]	Amount paid on **434,000** shares	-	RM7.99	-
[c]	Amount paid on **144,000** shares	-	RM8.05	-
[c]	Amount paid on **7,000** shares	-	RM8.13	-
[c]	Amount paid on **38,000** shares	-	RM8.54	-
[c]	Amount paid on **30,000** shares	-	RM8.69	-
[c]	Amount paid on **397,000** shares	-	RM8.74	-
[c]	Amount paid on **44,000** shares	-	RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **76,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **1,000** share	-	RM4.70	-
[e]	Amount of premium paid or payable on **232,000** share	-	RM5.03	-
[e]	Amount of premium paid or payable on **16,000** share	-	RM6.37	-
[e]	Amount of premium paid or payable on **3,000** share	-	RM6.95	-
[e]	Amount of premium paid or payable on **33,000** shares	-	RM7.60	-
[e]	Amount of premium paid or payable on **15,000** shares	-	RM7.64	-
[e]	Amount of premium paid or payable on **33,000** shares	-	RM7.75	-
[e]	Amount of premium paid or payable on **434,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **144,000** shares	-	RM7.95	-
[e]	Amount of premium paid or payable on **7,000** shares	-	RM8.03	-
[e]	Amount of premium paid or payable on **38,000** shares	-	RM8.44	-
[e]	Amount of premium paid or payable on **30,000** shares	-	RM8.59	-
[e]	Amount of premium paid or payable on **397,000** shares	-	RM8.64	-
[e]	Amount of premium paid or payable on **44,000** shares	-	RM8.94	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 14 day of May , 2007

....
SANDIP DAS
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS/No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made <u>on 27 June 2002</u>

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,534,070,000** shares of RM0.10 each and the paid-up capital is **RM253,407,000**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**170,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**1,212,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**27,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	94,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	1,503,000

Dated this 14 day of May , 2007.

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Exemption File No.
082-34780

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **10th** day of **May** , **2007.**

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	740,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **24,000** shares	-	RM4.36	-
[c]	Amount paid on **65,000** shares	-	RM5.13	-
[c]	Amount paid on **10,000** shares	-	RM7.05	-
[c]	Amount paid on **20,000** shares	-	RM7.74	-
[c]	Amount paid on **10,000** shares	-	RM7.85	-
[c]	Amount paid on **208,000** shares	-	RM7.99	-
[c]	Amount paid on **79,000** shares	-	RM8.05	
[c]	Amount paid on **23,000** shares	-	RM8.13	-
[c]	Amount paid on **50,000** shares	-	RM8.54	-
[c]	Amount paid on **25,000** shares	-	RM8.69	-
[c]	Amount paid on **204,000** shares	-	RM8.74	-
[c]	Amount paid on **22,000** shares	-	RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **24,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **65,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **10,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **20,000** shares	-	RM7.64	-
[e]	Amount of premium paid or payable on **10,000** shares	-	RM7.75	-
[e]	Amount of premium paid or payable on **208,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **79,000** shares	-	RM7.95	-
[e]	Amount of premium paid or payable on **23,000** shares	-	RM8.03	-
[e]	Amount of premium paid or payable on **50,000** shares	-	RM8.44	-
[e]	Amount of premium paid or payable on **25,000** shares	-	RM8.59	-
[e]	Amount of premium paid or payable on **204,000** shares	-	RM8.64	-
[e]	Amount of premium paid or payable on **22,000** shares	-	RM8.94	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 16th day of May , 2007

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Exemption File No.
032-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,534,810,000** shares of RM0.10 each and the paid-up capital is **RM253,481,000**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **111,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **411,000**

(c) the number of shares allotted to non-citizens **110,000**

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives -

Exemption File No.
032-34780

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	108,000
(f) the number of shares allotted to bodies corporate controlled by non-citizens	-
TOTAL	740,000

Dated this 16th day of May , 2007.

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 14 day of May , 2007.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	775,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on 12,000 shares	-	RM4.36	-
[c]	Amount paid on 4,000 shares	-	RM4.80	-
[c]	Amount paid on 111,000 shares	-	RM5.13	-
[c]	Amount paid on 35,000 shares	-	RM7.05	-
[c]	Amount paid on 37,000 shares	-	RM7.85	-
[c]	Amount paid on 223,000 shares	-	RM7.99	-
[c]	Amount paid on 39,000 shares	-	RM8.05	
[c]	Amount paid on 8,000 shares	-	RM8.13	-
[c]	Amount paid on 2,000 shares	-	RM8.54	-
[c]	Amount paid on 42,000 shares	-	RM8.69	-
[c]	Amount paid on 213,000 shares	-	RM8.74	-
[c]	Amount paid on 49,000 shares	-	RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on 12,000 shares	-	RM4.26	-
[e]	Amount of premium paid or payable on 4,000 shares	-	RM4.70	-
[e]	Amount of premium paid or payable on 111,000 shares	-	RM5.03	-
[e]	Amount of premium paid or payable on 35,000 shares	-	RM6.95	-
[e]	Amount of premium paid or payable on 37,000 shares	-	RM7.75	-
[e]	Amount of premium paid or payable on 223,000 shares	-	RM7.89	-
[e]	Amount of premium paid or payable on 39,000 shares	-	RM7.95	-
[e]	Amount of premium paid or payable on 8,000 shares	-	RM8.03	-
[e]	Amount of premium paid or payable on 2,000 shares	-	RM8.44	-
[e]	Amount of premium paid or payable on 42,000 shares	-	RM8.59	-
[e]	Amount of premium paid or payable on 213,000 shares	-	RM8.64	-
[e]	Amount of premium paid or payable on 49,000 shares	-	RM8.94	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted	CASH		

Exemption File No.
082-34780

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 18 day of May , 2007

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **<u>on 27 June 2002</u>**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,535,585,000** shares of RM0.10 each and the paid-up capital is **RM253,558,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**76,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**684,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Exemption File No.
002-34780

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives 15,000

(f) the number of shares allotted to bodies corporate controlled by non-citizens -

TOTAL 775,000

Dated this 18 day of May , 2007.

....
SANDIP DAS
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18 Menara Maxis Kuala Lumpur City Centre Off Jalan Ampang 50088 Kuala Lumpur
Tel	:	03-2330 7000

Exemption File No.
003-34789

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 15 day of **May** , **2007**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**859,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **21,000** shares	-	RM4.36	-
[c]	Amount paid on **117,000** shares	-	RM5.13	-
[c]	Amount paid on **60,000** shares	-	RM7.70	-
[c]	Amount paid on **8,000** shares	-	RM7.74	-
[c]	Amount paid on **55,000** shares	-	RM7.85	-
[c]	Amount paid on **294,000** shares	-	RM7.99	-
[c]	Amount paid on **43,000** shares	-	RM8.05	-
[c]	Amount paid on **3,000** shares	-	RM8.13	-
[c]	Amount paid on **10,000** shares	-	RM8.54	-
[c]	Amount paid on **3,000** shares	-	RM8.69	-
[c]	Amount paid on **229,000** shares	-	RM8.74	-
[c]	Amount paid on **16,000** shares	-	RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **21,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **117,000** share	-	RM5.03	-
[e]	Amount of premium paid or payable on **60,000** share	-	RM7.60	-
[e]	Amount of premium paid or payable on **8,000** share	-	RM7.64	-
[e]	Amount of premium paid or payable on **55,000** share	-	RM7.75	-
[e]	Amount of premium paid or payable on **294,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **43,000** shares	-	RM7.95	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM8.03	-
[e]	Amount of premium paid or payable on **10,000** shares	-	RM8.44	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM8.59	-
[e]	Amount of premium paid or payable on **229,000** shares	-	RM8.64	-
[e]	Amount of premium paid or payable on **16,000** shares	-	RM8.94	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 18 day of **May** , **2007**

TAN SRI DATO' MEGAT ZAHARUDDIN BIN MEGAT MOHD NOR
Chairman

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made on 27 June 2002

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,536,444,000** shares of RM0.10 each and the paid-up capital is **RM253,644,400**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**238,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**479,000**
	(c)	the number of shares allotted to non-citizens	**29,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**36,000**

Exemption File No.
082-34780

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	77,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	859,000

Dated this 18 day of May , 2007

TAN SRI DATO' MEGAT ZAHARUDDIN BIN MEGAT MOHD NOR
Chairman

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24
Companies Act 1965
[Section 54(1)]

Exemption File No:
082-34780

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 17 day of May , 2007.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	1,060,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on 47,000 shares	-	RM4.36	-
[c]	Amount paid on 6,000 shares	-	RM4.80	-
[c]	Amount paid on 149,000 shares	-	RM5.13	-
[c]	Amount paid on 9,000 shares	-	RM7.05	-
[c]	Amount paid on 4,000 shares	-	RM7.74	-
[c]	Amount paid on 45,000 shares	-	RM7.85	-
[c]	Amount paid on 332,000 shares	-	RM7.99	-
[c]	Amount paid on 69,000 shares	-	RM8.05	
[c]	Amount paid on 30,000 shares	-	RM8.13	-
[c]	Amount paid on 19,000 shares	-	RM8.54	-
[c]	Amount paid on 23,000 shares	-	RM8.69	-
[c]	Amount paid on 310,000 shares	-	RM8.74	-
[c]	Amount paid on 17,000 shares	-	RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on 47,000 shares	-	RM4.26	-
[e]	Amount of premium paid or payable on 6,000 shares	-	RM4.70	-
[e]	Amount of premium paid or payable on 149,000 shares	-	RM5.03	-
[e]	Amount of premium paid or payable on 9,000 shares	-	RM6.95	-
[e]	Amount of premium paid or payable on 4,000 shares	-	RM7.64	-
[e]	Amount of premium paid or payable on 45,000 shares	-	RM7.75	-
[e]	Amount of premium paid or payable on 332,000 shares	-	RM7.89	-
[e]	Amount of premium paid or payable on 69,000 shares	-	RM7.95	-
[e]	Amount of premium paid or payable on 30,000 shares	-	RM8.03	-
[e]	Amount of premium paid or payable on 19,000 shares	-	RM8.44	-
[e]	Amount of premium paid or payable on 23,000 shares	-	RM8.59	-
[e]	Amount of premium paid or payable on 310,000 shares	-	RM8.64	-
[e]	Amount of premium paid or payable on 17,000 shares	-	RM8.94	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 22 day of May , 2007

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34730

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,537,504,000** shares of RM0.10 each and the paid-up capital is **RM253,750,400**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**114,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**708,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**1,000**

Exemption File No.
682-34780

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	237,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	1,060,000

Dated this 22 day of May , 2007.

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **17** day of **May** , **2007**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**1,241,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **29,000** shares	-	RM4.36	-
[c] Amount paid on **8,000** shares	-	RM4.80	-
[c] Amount paid on **211,000** shares	-	RM5.13	-
[c] Amount paid on **9,000** shares	-	RM7.05	-
[c] Amount paid on **66,000** shares	-	RM7.74	-
[c] Amount paid on **5,000** shares	-	RM7.85	-
[c] Amount paid on **413,000** shares	-	RM7.99	-
[c] Amount paid on **5,000** shares	-	RM8.05	-
[c] Amount paid on **9,000** shares	-	RM8.13	-
[c] Amount paid on **60,000** shares	-	RM8.54	-
[c] Amount paid on **4,000** shares	-	RM8.69	-
[c] Amount paid on **413,000** shares	-	RM8.74	-
[c] Amount paid on **9,000** shares	-	RM9.04	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **29,000** share	-	RM4.26	-
[e] Amount of premium paid or payable on **8,000** share	-	RM4.70	-
[e] Amount of premium paid or payable on **211,000** share	-	RM5.03	-
[e] Amount of premium paid or payable on **9,000** share	-	RM6.95	-
[e] Amount of premium paid or payable on **66,000** share	-	RM7.64	-
[e] Amount of premium paid or payable on **5,000** share	-	RM7.75	-
[e] Amount of premium paid or payable on **413,000** shares	-	RM7.89	-
[e] Amount of premium paid or payable on **5,000** shares	-	RM7.95	-
[e] Amount of premium paid or payable on **9,000** shares	-	RM8.03	-
[e] Amount of premium paid or payable on **60,000** shares	-	RM8.44	-
[e] Amount of premium paid or payable on **4,000** shares	-	RM8.59	-
[e] Amount of premium paid or payable on **413,000** shares	-	RM8.64	-
[e] Amount of premium paid or payable on **9,000** shares	-	RM8.94	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 23 day of **May** , **2007**

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,538,745,000** shares of RM0.10 each and the paid-up capital is **RM253,874,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**72,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**330,000**
	(c)	the number of shares allotted to non-citizens	**97,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**142,000**

Exemption File No.
082-34780

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	600,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	1,241,000

Dated this 23 day of **May , 2007**

....
SANDIP DAS
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
032-3-9789

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **21** day of **May** , **2007**.

		Details of Shares		
	Shares Allotted	Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**757,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **74,000** shares	-	RM4.36	-
[c]	Amount paid on **185,000** shares	-	RM5.13	-
[c]	Amount paid on **26,000** shares	-	RM7.05	-
[c]	Amount paid on **2,000** shares	-	RM7.74	-
[c]	Amount paid on **11,000** shares	-	RM7.85	-
[c]	Amount paid on **205,000** shares	-	RM7.99	-
[c]	Amount paid on **8,000** shares	-	RM8.05	-
[c]	Amount paid on **3,000** shares	-	RM8.13	-
[c]	Amount paid on **11,000** shares	-	RM8.54	-
[c]	Amount paid on **19,000** shares	-	RM8.69	-
[c]	Amount paid on **191,000** shares	-	RM8.74	-
[c]	Amount paid on **22,000** shares	-	RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **74,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **185,000** share	-	RM5.03	-
[e]	Amount of premium paid or payable on **26,000** share	-	RM6.95	-
[e]	Amount of premium paid or payable on **2,000** share	-	RM7.64	-
[e]	Amount of premium paid or payable on **11,000** share	-	RM7.75	-
[e]	Amount of premium paid or payable on **205,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **8,000** shares	-	RM7.95	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM8.03	-
[e]	Amount of premium paid or payable on **11,000** shares	-	RM8.44	-
[e]	Amount of premium paid or payable on **19,000** shares	-	RM8.59	-
[e]	Amount of premium paid or payable on **191,000** shares	-	RM8.64	-
[e]	Amount of premium paid or payable on **22,000** shares	-	RM8.94	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Exemption File No. 082-34780

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 24 day of May , 2007

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
032-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,539,502,000** shares of RM0.10 each and the paid-up capital is **RM253,950,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**33,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**346,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Continue ...... Page 3 (Form 24)

Continue ...... Page 3 (Form 24)

Company No.	
158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	378,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	757,000

Dated this 24 day of **May** , **2007**

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **21** day of **May , 2007**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**1,160,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **41,000** shares	-	RM4.36	-
[c]	Amount paid on **5,000** shares	-	RM4.80	-
[c]	Amount paid on **100,000** shares	-	RM5.13	-
[c]	Amount paid on **6,000** shares	-	RM7.05	-
[c]	Amount paid on **10,000** shares	-	RM7.70	-
[c]	Amount paid on **29,000** shares	-	RM7.74	-
[c]	Amount paid on **78,000** shares	-	RM7.85	-
[c]	Amount paid on **313,000** shares	-	RM7.99	-
[c]	Amount paid on **70,000** shares	-	RM8.05	-
[c]	Amount paid on **24,000** shares	-	RM8.13	-
[c]	Amount paid on **53,000** shares	-	RM8.54	-
[c]	Amount paid on **95,000** shares	-	RM8.69	-
[c]	Amount paid on **271,000** shares	-	RM8.74	-
[c]	Amount paid on **65,000** shares	-	RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **41,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **5,000** share	-	RM4.70	-
[e]	Amount of premium paid or payable on **100,000** share	-	RM5.03	-
[e]	Amount of premium paid or payable on **6,000** share	-	RM6.95	-
[e]	Amount of premium paid or payable on **10,000** share	-	RM7.60	-
[e]	Amount of premium paid or payable on **29,000** share	-	RM7.64	-
[e]	Amount of premium paid or payable on **78,000** share	-	RM7.75	-
[e]	Amount of premium paid or payable on **313,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **70,000** shares	-	RM7.95	-
[e]	Amount of premium paid or payable on **24,000** shares	-	RM8.03	-
[e]	Amount of premium paid or payable on **53,000** shares	-	RM8.44	-
[e]	Amount of premium paid or payable on **95,000** shares	-	RM8.59	-
[e]	Amount of premium paid or payable on **271,000** shares	-	RM8.64	-
[e]	Amount of premium paid or payable on **65,000** shares	-	RM8.94	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 28 day of **May** , **2007**

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
062-04789

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,541,477,000** shares of RM0.10 each and the paid-up capital is **RM254,147,700**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**17,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**203,000**
	(c)	the number of shares allotted to non-citizens	**96,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**108,000**

Continue ...... Page 3 (Form 24)

Company No.
158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	736,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	1,160,000

Dated this 28 day of **May** , **2007**

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 21st day of May , 2007.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**815,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **68,000** shares	-	RM4.36	-
[c]	Amount paid on **209,000** shares	-	RM5.13	-
[c]	Amount paid on **8,000** shares	-	RM7.05	-
[c]	Amount paid on **55,000** shares	-	RM7.74	-
[c]	Amount paid on **21,000** shares	-	RM7.85	-
[c]	Amount paid on **170,000** shares	-	RM7.99	-
[c]	Amount paid on **14,000** shares	-	RM8.05	-
[c]	Amount paid on **33,000** shares	-	RM8.13	-
[c]	Amount paid on **21,000** shares	-	RM8.54	-
[c]	Amount paid on **9,000** shares	-	RM8.69	-
[c]	Amount paid on **179,000** shares	-	RM8.74	-
[c]	Amount paid on **28,000** shares	-	RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **68,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **209,000** share	-	RM5.03	-
[e]	Amount of premium paid or payable on **8,000** share	-	RM6.95	-
[e]	Amount of premium paid or payable on **55,000** share	-	RM7.64	-
[e]	Amount of premium paid or payable on **21,000** share	-	RM7.75	-
[e]	Amount of premium paid or payable on **170,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **14,000** shares	-	RM7.95	-
[e]	Amount of premium paid or payable on **33,000** shares	-	RM8.03	-
[e]	Amount of premium paid or payable on **21,000** shares	-	RM8.44	-
[e]	Amount of premium paid or payable on **9,000** shares	-	RM8.59	-
[e]	Amount of premium paid or payable on **179,000** shares	-	RM8.64	-
[e]	Amount of premium paid or payable on **28,000** shares	-	RM8.94	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 28th day of May , 2007

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
0C2-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,540,317,000** shares of RM0.10 each and the paid-up capital is **RM254,031,700**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**33,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**660,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**64,000**

Exemption File No.
002-34780

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	58,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	815,000

Dated this 28th day of May , 2007

....

SANDIP DAS
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
032-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **23** day of **May** , **2007**.

		Details of Shares		
	Shares Allotted	Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**1,675,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **89,000** shares	-	RM4.36	-
[c]	Amount paid on **1,000** shares	-	RM4.80	-
[c]	Amount paid on **237,000** shares	-	RM5.13	-
[c]	Amount paid on **33,000** shares	-	RM7.05	-
[c]	Amount paid on **41,000** shares	-	RM7.85	-
[c]	Amount paid on **605,000** shares	-	RM7.99	-
[c]	Amount paid on **20,000** shares	-	RM8.05	-
[c]	Amount paid on **9,000** shares	-	RM8.13	-
[c]	Amount paid on **71,000** shares	-	RM8.54	-
[c]	Amount paid on **29,000** shares	-	RM8.69	-
[c]	Amount paid on **508,000** shares	-	RM8.74	-
[c]	Amount paid on **32,000** shares	-	RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **89,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **1,000** share	-	RM4.70	-
[e]	Amount of premium paid or payable on **237,000** share	-	RM5.03	-
[e]	Amount of premium paid or payable on **33,000** share	-	RM6.95	-
[e]	Amount of premium paid or payable on **41,000** share	-	RM7.75	-
[e]	Amount of premium paid or payable on **605,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **20,000** shares	-	RM7.95	-
[e]	Amount of premium paid or payable on **9,000** shares	-	RM8.03	-
[e]	Amount of premium paid or payable on **71,000** shares	-	RM8.44	-
[e]	Amount of premium paid or payable on **29,000** shares	-	RM8.59	-
[e]	Amount of premium paid or payable on **508,000** shares	-	RM8.64	-
[e]	Amount of premium paid or payable on **32,000** shares	-	RM8.94	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 31 day of May , 2007

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,543,152,000** shares of RM0.10 each and the paid-up capital is **RM254,315,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	2,000
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	69,000
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	31,000

Exemption File No.
032-34780

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	1,573,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	1,675,000

Dated this 31 day of May , 2007

....
SANDIP DAS
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 24 day of May , 2007.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**1,642,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **23,000** shares	-	RM4.36	-
[c] Amount paid on **4,000** shares	-	RM4.80	-
[c] Amount paid on **187,000** shares	-	RM5.13	-
[c] Amount paid on **12,000** shares	-	RM6.47	-
[c] Amount paid on **29,000** shares	-	RM7.05	-
[c] Amount paid on **28,000** shares	-	RM7.74	-
[c] Amount paid on **62,000** shares	-	RM7.85	-
[c] Amount paid on **514,000** shares	-	RM7.99	-
[c] Amount paid on **92,000** shares	-	RM8.05	-
[c] Amount paid on **28,000** shares	-	RM8.13	-
[c] Amount paid on **41,000** shares	-	RM8.54	-
[c] Amount paid on **39,000** shares	-	RM8.69	-
[c] Amount paid on **533,000** shares	-	RM8.74	-
[c] Amount paid on **50,000** shares	-	RM9.04	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **23,000** share	-	RM4.26	-
[e] Amount of premium paid or payable on **4,000** share	-	RM4.70	-
[e] Amount of premium paid or payable on **187,000** share	-	RM5.03	-
[e] Amount of premium paid or payable on **12,000** share	-	RM6.37	-
[e] Amount of premium paid or payable on **29,000** share	-	RM6.95	-
[e] Amount of premium paid or payable on **28,000** share	-	RM7.64	-
[e] Amount of premium paid or payable on **62,000** share	-	RM7.75	-
[e] Amount of premium paid or payable on **514,000** shares	-	RM7.89	-
[e] Amount of premium paid or payable on **92,000** shares	-	RM7.95	-
[e] Amount of premium paid or payable on **28,000** shares	-	RM8.03	-
[e] Amount of premium paid or payable on **41,000** shares	-	RM8.44	-
[e] Amount of premium paid or payable on **39,000** shares	-	RM8.59	-
[e] Amount of premium paid or payable on **533,000** shares	-	RM8.64	-
[e] Amount of premium paid or payable on **50,000** shares	-	RM8.94	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Exemption File No. 082-34780

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 31 day of May , 2007

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,544,794,000** shares of RM0.10 each and the paid-up capital is **RM254,479,400**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**43,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**490,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**127,000**

Exemption File No.
C32-34780

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	982,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	1,642,000

Dated this 31 day of May , 2007

....
SANDIP DAS
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **25** day of **May** , **2007**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**1,122,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **89,000** shares	-	RM4.36	-
[c]	Amount paid on **223,000** shares	-	RM5.13	-
[c]	Amount paid on **2,000** shares	-	RM7.05	-
[c]	Amount paid on **18,000** shares	-	RM7.70	-
[c]	Amount paid on **6,000** shares	-	RM7.85	-
[c]	Amount paid on **360,000** shares	-	RM7.99	-
[c]	Amount paid on **46,000** shares	-	RM8.05	-
[c]	Amount paid on **4,000** shares	-	RM8.54	-
[c]	Amount paid on **1,000** shares	-	RM8.69	-
[c]	Amount paid on **324,000** shares	-	RM8.74	-
[c]	Amount paid on **49,000** shares	-	RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **89,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **223,000** share	-	RM5.03	-
[e]	Amount of premium paid or payable on **2,000** share	-	RM6.95	-
[e]	Amount of premium paid or payable on **18,000** share	-	RM7.60	-
[e]	Amount of premium paid or payable on **6,000** share	-	RM7.75	-
[e]	Amount of premium paid or payable on **360,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **46,000** shares	-	RM7.95	-
[e]	Amount of premium paid or payable on **4,000** shares	-	RM8.44	-
[e]	Amount of premium paid or payable on **1,000** shares	-	RM8.59	-
[e]	Amount of premium paid or payable on **324,000** shares	-	RM8.64	-
[e]	Amount of premium paid or payable on **49,000** shares	-	RM8.94	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 31 day of May , 2007

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,546,921,000** shares of RM0.10 each and the paid-up capital is **RM254,692,100**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**57,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**179,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**479,000**

Exemption File No.
082-34780

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	407,000
(f) the number of shares allotted to bodies corporate controlled by non-citizens	-
TOTAL	1,122,000

Dated this 31 day of May , 2007.

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34789

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 25 day of **May** , **2007**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**1,005,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **36,000** shares	-	RM4.36	-
[c]	Amount paid on **126,000** shares	-	RM5.13	-
[c]	Amount paid on **6,000** shares	-	RM6.47	-
[c]	Amount paid on **72,000** shares	-	RM7.05	-
[c]	Amount paid on **22,000** shares	-	RM7.74	-
[c]	Amount paid on **104,000** shares	-	RM7.85	-
[c]	Amount paid on **224,000** shares	-	RM7.99	-
[c]	Amount paid on **17,000** shares	-	RM8.05	-
[c]	Amount paid on **12,000** shares	-	RM8.13	-
[c]	Amount paid on **20,000** shares	-	RM8.54	-
[c]	Amount paid on **8,000** shares	-	RM8.69	-
[c]	Amount paid on **284,000** shares	-	RM8.74	-
[c]	Amount paid on **74,000** shares	-	RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **36,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **126,000** share	-	RM5.03	-
[e]	Amount of premium paid or payable on **6,000** share	-	RM6.37	-
[e]	Amount of premium paid or payable on **72,000** share	-	RM6.95	-
[e]	Amount of premium paid or payable on **22,000** share	-	RM7.64	-
[e]	Amount of premium paid or payable on **104,000** share	-	RM7.75	-
[e]	Amount of premium paid or payable on **224,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **17,000** shares	-	RM7.95	-
[e]	Amount of premium paid or payable on **12,000** shares	-	RM8.03	-
[e]	Amount of premium paid or payable on **20,000** shares	-	RM8.44	-
[e]	Amount of premium paid or payable on **8,000** shares	-	RM8.59	-
[e]	Amount of premium paid or payable on **284,000** shares	-	RM8.64	-
[e]	Amount of premium paid or payable on **74,000** shares	-	RM8.94	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Exemption File No.
082-34780

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 31 day of May , 2007

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,545,799,000** shares of RM0.10 each and the paid-up capital is **RM254,579,900**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**61,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**219,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**139,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	586,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	1,005,000

Dated this 31 day of May , 2007

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **29** day of **May** **, 2007.**

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**4,032,183**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **379,183** shares	-	RM4.36	-
[c]	Amount paid on **452,000** shares	-	RM5.13	-
[c]	Amount paid on **920,000** shares	-	RM5.34	-
[c]	Amount paid on **8,000** shares	-	RM7.05	-
[c]	Amount paid on **12,000** shares	-	RM7.74	-
[c]	Amount paid on **113,000** shares	-	RM7.85	-
[c]	Amount paid on **539,000** shares	-	RM7.99	-
[c]	Amount paid on **117,000** shares	-	RM8.05	-
[c]	Amount paid on **33,000** shares	-	RM8.13	-
[c]	Amount paid on **304,000** shares	-	RM8.15	-
[c]	Amount paid on **142,000** shares	-	RM8.54	-
[c]	Amount paid on **361,000** shares	-	RM8.69	-
[c]	Amount paid on **603,000** shares	-	RM8.74	-
[c]	Amount paid on **49,000** shares	-	RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **379,183** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **452,000** share	-	RM5.03	-
[e]	Amount of premium paid or payable on **920,000** share	-	RM5.24	-
[e]	Amount of premium paid or payable on **8,000** share	-	RM6.95	-
[e]	Amount of premium paid or payable on **12,000** share	-	RM7.64	-
[e]	Amount of premium paid or payable on **113,000** share	-	RM7.75	-
[e]	Amount of premium paid or payable on **539,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **117,000** shares	-	RM7.95	-
[e]	Amount of premium paid or payable on **33,000** shares	-	RM8.03	-
[e]	Amount of premium paid or payable on **304,000** shares	-	RM8.05	-
[e]	Amount of premium paid or payable on **142,000** shares	-	RM8.44	-
[e]	Amount of premium paid or payable on **361,000** shares	-	RM8.59	-
[e]	Amount of premium paid or payable on **603,000** shares	-	RM8.64	-
[e]	Amount of premium paid or payable on **49,000** shares	-	RM8.94	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 6 day of **June** , **2007**

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,552,388,183** shares of RM0.10 each and the paid-up capital is **RM255,238,818**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**23,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**101,000**
	(c)	the number of shares allotted to non-citizens	**920,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**2,326,183**

Exemption File No.
002-34780

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	662,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	4,032,183

Dated this **6** day of **June , 2007**

....

SANDIP DAS
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **29** day of **May** , **2007.**

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**1,435,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **84,000** shares	-	RM4.36	-
[c]	Amount paid on **213,000** shares	-	RM5.13	-
[c]	Amount paid on **30,000** shares	-	RM7.05	-
[c]	Amount paid on **5,000** shares	-	RM7.70	-
[c]	Amount paid on **90,000** shares	-	RM7.85	-
[c]	Amount paid on **407,000** shares	-	RM7.99	-
[c]	Amount paid on **54,000** shares	-	RM8.05	-
[c]	Amount paid on **14,000** shares	-	RM8.13	-
[c]	Amount paid on **16,000** shares	-	RM8.54	-
[c]	Amount paid on **49,000** shares	-	RM8.69	-
[c]	Amount paid on **370,000** shares	-	RM8.74	-
[c]	Amount paid on **103,000** shares	-	RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **84,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **213,000** share	-	RM5.03	-
[e]	Amount of premium paid or payable on **30,000** share	-	RM6.95	-
[e]	Amount of premium paid or payable on **5,000** share	-	RM7.60	-
[e]	Amount of premium paid or payable on **90,000** share	-	RM7.75	-
[e]	Amount of premium paid or payable on **407,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **54,000** shares	-	RM7.95	-
[e]	Amount of premium paid or payable on **14,000** shares	-	RM8.03	-
[e]	Amount of premium paid or payable on **16,000** shares	-	RM8.44	-
[e]	Amount of premium paid or payable on **49,000** shares	-	RM8.59	-
[e]	Amount of premium paid or payable on **370,000** shares	-	RM8.64	-
[e]	Amount of premium paid or payable on **103,000** shares	-	RM8.94	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 6 day of **June** , **2007**

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,548,356,000** shares of RM0.10 each and the paid-up capital is **RM254,835,600**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	-
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**278,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**850,000**

Exemption File No.
082-34780

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	307,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	1,435,000

Dated this 6 day of **June** , **2007**

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **30** day of **May** , **2007**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**259,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **108,000** shares	-	RM5.13	-
[c]	Amount paid on **84,000** shares	-	RM7.99	-
[c]	Amount paid on **2,000** shares	-	RM8.05	-
[c]	Amount paid on **2,000** shares	-	RM8.13	-
[c]	Amount paid on **63,000** shares	-	RM8.74	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **108,000** share	-	RM5.03	-
[e]	Amount of premium paid or payable on **84,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM7.95	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM8.03	-
[e]	Amount of premium paid or payable on **63,000** shares	-	RM8.64	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 8 day of **June** , **2007**

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,552,647,183** shares of RM0.10 each and the paid-up capital is **RM255,264,718**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**4,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	-
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**249,000**

Exemption File No.
082-34789

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives — 6,000

(f) the number of shares allotted to bodies corporate controlled by non-citizens — -

TOTAL 259,000

Dated this 8 day of **June**, **2007**

....
SANDIP DAS
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34730

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **31** day of **May** **, 2007.**

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**45,000**	-
[c]	Amount paid on **18,000** shares	-	RM7.99	-
[c]	Amount paid on **5,000** shares	-	RM8.54	-
[c]	Amount paid on **22,000** shares	-	RM8.74	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **18,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **5,000** shares	-	RM8.44	-
[e]	Amount of premium paid or payable on **22,000** shares	-	RM8.64	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 8 day of **June** , **2007**

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,552,692,183** shares of RM0.10 each and the paid-up capital is **RM255,269,218**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	-
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	-
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	17,000

Exemption File No.
032-34780

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	28,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	45,000

Dated this 8 day of **June**, **2007**

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34730

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **4** day of **June** , **2007**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**26,000**	-
[c]	Amount paid on **1,000** shares	-	RM5.13	-
[c]	Amount paid on **4,000** shares	-	RM7.85	-
[c]	Amount paid on **3,000** shares	-	RM7.99	-
[c]	Amount paid on **18,000** shares	-	RM8.74	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **1,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **4,000** shares	-	RM7.75	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **18,000** shares	-	RM8.64	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **11** day of **June** , **2007**

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34789

Exemption File No.
082-34739

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,552,718,183** shares of RM0.10 each and the paid-up capital is **RM255,271,818**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**6,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**16,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	4,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	26,000

Dated this **11** day of **June**, **2007**

....

SANDIP DAS
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
6?2-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 5 day of **June** , **2007**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**23,000**	-
[c] Amount paid on **1,000** shares	-	RM4.36	-
[c] Amount paid on **3,000** shares	-	RM5.13	-
[c] Amount paid on **3,000** shares	-	RM7.99	-
[c] Amount paid on **16,000** shares	-	RM8.74	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **1,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **3,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **3,000** shares	-	RM7.89	-
[e] Amount of premium paid or payable on **16,000** shares	-	RM8.64	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **11** day of **June** , **2007**

....
SANDIP DAS
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Exemption File No. 082-04789

Company No.	
158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,552,741,183** shares of RM0.10 each and the paid-up capital is **RM255,274,118**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	-
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	5,000
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Exemption File No.
032-34780

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	18,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	23,000

Dated this **11** day of **June** , **2007**

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 5 day of **June** , **2007.**

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**40,000**	-
[c] Amount paid on **18,000** shares	-	RM7.99	-
[c] Amount paid on **10,000** shares	-	RM8.54	-
[c] Amount paid on **3,000** shares	-	RM8.69	-
[c] Amount paid on **9,000** shares	-	RM8.74	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **18,000** shares	-	RM7.89	-
[e] Amount of premium paid or payable on **10,000** shares	-	RM8.44	-
[e] Amount of premium paid or payable on **3,000** shares	-	RM8.59	-
[e] Amount of premium paid or payable on **9,000** shares	-	RM8.64	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **11** day of **June** , **2007**

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34789

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,552,781,183** shares of RM0.10 each and the paid-up capital is **RM255,278,118**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**15,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**13,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**12,000**

Exemption File No.
632-34780

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f) the number of shares allotted to bodies corporate controlled by non-citizens	-
TOTAL	40,000

Dated this 11 day of **June** , **2007**

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 6 day of **June** , **2007**.

		Details of Shares		
	Shares Allotted	Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**29,000**	-
[c]	Amount paid on **1,000** shares	-	RM8.69	-
[c]	Amount paid on **25,000** shares	-	RM8.74	-
[c]	Amount paid on **3,000** shares	-	RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **1,000** shares	-	RM8.59	-
[e]	Amount of premium paid or payable on **25,000** shares	-	RM8.64	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM8.94	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **11** day of **June** , **2007**

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,552,810,183** shares of RM0.10 each and the paid-up capital is **RM255,281,018**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	4,000
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	10,000
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Exemption File No.
082-34730

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	15,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	29,000

Dated this 11 day of **June**, **2007**

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
[illegible]

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 07 day of **June** , 2007.

		Details of Shares		
	Shares Allotted	Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**15,000**	-
[c]	Amount paid on **1,000** shares	-	RM4.36	-
[c]	Amount paid on **3,000** shares	-	RM5.13	-
[c]	Amount paid on **2,000** shares	-	RM7.99	-
[c]	Amount paid on **3,000** shares	-	RM8.05	-
[c]	Amount paid on **2,000** shares	-	RM8.13	-
[c]	Amount paid on **2,000** shares	-	RM8.69	-
[c]	Amount paid on **2,000** shares	-	RM8.74	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **1,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM7.95	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM8.03	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM8.59	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM8.64	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 15 day of **June** , **2007**

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,552,825,183** shares of RM0.10 each and the paid-up capital is **RM255,282,518**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	-
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**2,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Exemption File No.
002-34780

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	13,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	15,000

Dated this day of **June** , **2007**

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 08 day of **June** , **2007**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**24,000**	-
[c] Amount paid on **8,000** shares	-	RM5.13	-
[c] Amount paid on **7,000** shares	-	RM8.69	-
[c] Amount paid on **9,000** shares	-	RM8.74	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **8,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **7,000** shares	-	RM8.59	-
[e] Amount of premium paid or payable on **9,000** shares	-	RM8.64	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 15 day of **June** , **2007**

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,552,849,183** shares of RM0.10 each and the paid-up capital is **RM255,284,918**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	-
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**14,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Exemption File No.
082-34780

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	10,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	24,000

Dated this 15 day of **June** , **2007**

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24
Companies Act 1965
[Section 54(1)]

Exemption File No.
032-34780

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **22** day of **June** , **2007**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**31,000**	-
[c] Amount paid on **5,000** shares	-	RM4.36	-
[c] Amount paid on **4,000** shares	-	RM5.13	-
[c] Amount paid on **8,000** shares	-	RM7.99	-
[c] Amount paid on **14,000** shares	-	RM8.74	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **5,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **4,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **8,000** shares	-	RM7.89	-
[e] Amount of premium paid or payable on **14,000** shares	-	RM8.64	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 28 day of June , 2007

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.

Exemption File No.
C32-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made <u>**on 27 June 2002**</u>

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,553,040,183** shares of RM0.10 each and the paid-up capital is **RM255,304,018.30**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	-
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**9,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

Exemption File No.
032-34780

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	22,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	31,000

Dated this 28 day of June, 2007

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24
Companies Act 1965
[Section 54(1)]

Exemption File No.
032-34780

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 21 day of June , 2007.

		Details of Shares		
	Shares Allotted	Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**2,000**	-
[c]	Amount paid on **2,000** shares	-	RM8.74	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM8.64	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 28 day of June , 2007

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Exemption File No.
C32-3 (789)

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,553,009,183** shares of RM0.10 each and the paid-up capital is **RM255,300,918.30**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	-
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	1,000
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

Exemption File No.
032-34789

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	1,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	2,000

Dated this 28 day of June , 2007

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18 Menara Maxis Kuala Lumpur City Centre Off Jalan Ampang 50088 Kuala Lumpur
Tel	:	03-2330 7000

FORM 24
Companies Act 1965
[Section 54(1)]

Exemption File No.
032-34730

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 14 day of June , **2007**.

Shares Allotted	Details of Shares: Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**36,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **18,000** shares	-	RM8.05	-
[c] Amount paid on **16,000** shares	-	RM8.69	-
[c] Amount paid on **2,000** shares	-	RM8.74	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **18,000** shares	-	RM7.95	-
[e] Amount of premium paid or payable on **16,000** shares	-	RM8.59	-
[e] Amount of premium paid or payable on **2,000** shares	-	RM8.64	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 25 day of June , 2007

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Exemption File No.
082-34789

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,552,973,183** shares of RM0.10 each and the paid-up capital is **RM255,297,318.30**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	-
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**34,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

Exemption File No.
082-34789

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	2,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	36,000

Dated this 25 day of June , 2007

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

Exemption File No.
032-34793

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **15** day of **June** , **2007**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**27,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **4,000** shares	-	RM7.85	-
[c]	Amount paid on **1,000** shares	-	RM7.99	-
[c]	Amount paid on **14,000** shares	-	RM8.13	-
[c]	Amount paid on **8,000** shares	-	RM8.74	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **4,000** share	-	RM7.75	-
[e]	Amount of premium paid or payable on **1,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **14,000** shares	-	RM8.03	-
[e]	Amount of premium paid or payable on **8,000** shares	-	RM8.64	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 25 day of **June** , **2007**

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
[illegible]

Exemption File No.
[illegible]

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,553,000,183** shares of RM0.10 each and the paid-up capital is **RM255,300,018.30**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**6,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**14,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

Exemption File No.
032-34780

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	7,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	27,000

Dated this 25 day of June , 2007

....
SANDIP DAS
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.
Tel	:	03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Exemption File No.
032-34730

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **19** day of **June** , **2007**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**7,000**	-
[c]	Amount paid on **1,000** shares	-	RM4.36	-
[c]	Amount paid on **1,000** shares	-	RM5.13	-
[c]	Amount paid on **5,000** shares	-	RM8.74	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **1,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **1,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **5,000** shares	-	RM8.64	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 25 day of **June** , **2007**

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
032-34780

Exemption File No.
032-3[illegible]

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,553,007,183** shares of RM0.10 each and the paid-up capital is **RM255,300,718.30**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**3,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**1,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**1,000**

Company No.

158400	V

Exemption File No.
032-34780

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	2,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	7,000

Dated this 25 day of **June** , **2007**

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Exemption File No.
082-34789

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **13th** day of **June , 2007.**

		Details of Shares		
Shares Allotted		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**67,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **7,000** shares	-	RM5.13	-
[c]	Amount paid on **1,000** shares	-	RM7.85	-
[c]	Amount paid on **29,000** shares	-	RM7.99	-
[c]	Amount paid on **9,000** shares	-	RM8.54	-
[c]	Amount paid on **1,000** shares	-	RM8.69	-
[c]	Amount paid on **20,000** shares	-	RM8.74	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **7,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **1,000** shares	-	RM7.75	-
[e]	Amount of premium paid or payable on **29,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **9,000** shares	-	RM8.44	-
[e]	Amount of premium paid or payable on **1,000** shares	-	RM8.59	-
[e]	Amount of premium paid or payable on **20,000** shares	-	RM8.64	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 20 day of **June** , **2007**

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Exemption File No.
082-3?/30

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,552,937,183** shares of RM0.10 each and the paid-up capital is **RM255,293,718.30**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**1,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**58,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**5,000**

Company No.

158400	V

Exemption File No.
032-3 7[illegible]

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	3,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	67,000

Dated this 20th day of **June**, **2007**

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Exemption File No.
082-34[illegible]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **11** day of **June** , **2007**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**21,000**	-
[c]	Amount paid on **1,000** shares	-	RM5.13	-
[c]	Amount paid on **1,000** shares	-	RM7.99	-
[c]	Amount paid on **19,000** shares	-	RM8.74	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **1,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **1,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **19,000** shares	-	RM8.64	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 19 day of **June**, **2007**

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No. 082-3[illegible]

Company No.

158400	V

Exemption File No.
082-34730

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,552,870,183** shares of RM0.10 each and the paid-up capital is **RM255,287,018.30**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	-
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	5,000
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Exemption File No.
082-34723

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	16,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	21,000

Dated this 19 day of **June** , **2007**

SANDIP DAS
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Company No.

158400	V

Exemption File No.
082-34780

FORM 11
Companies Act, 1965
Section 154 (1)

NOTICE OF RESOLUTION

MAXIS COMMUNICATIONS BERHAD

To the Registrar of Companies, Malaysia

At a general meeting of the members of **MAXIS COMMUNICATIONS BERHAD** duly convened and held at Sapphire Room, Mandarin Oriental Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia on 29 May 2007, the ordinary resolution set out below was duly passed.

Authority to Issue Shares Pursuant to Section 132D of the Companies Act, 1965
"THAT pursuant to Section 132D of the Companies Act, 1965, the Directors be and are hereby authorised to issued shares in the Company at any time until the conclusion of the next Annual General Meeting and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares to be issued does not exceed ten per cent (10%) of the issued share capital of the Company for the time being, subject always to the approval of all the relevant regulatory bodies, if required, being obtained for such allotment and issue"

Dated this 4th day of June, 2007

....
DIPAK KAUR D/O SANGAT SINGH
Company Secretary
(LS No : 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-23307000

Company No.

158400	V

Exemption File No.
082-33789

FORM 11
Companies Act, 1965
Section 154 (1)

NOTICE OF RESOLUTION

MAXIS COMMUNICATIONS BERHAD

To the Registrar of Companies, Malaysia

At a general meeting of the members of **MAXIS COMMUNICATIONS BERHAD** duly convened and held at Sapphire Room, Mandarin Oriental Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia on 29 May 2007, the special resolution set out below was duly passed.

Proposed Amendments to the Articles of Association of the Company
"**THAT** the proposed amendments to the Articles of Association of the Company in the form and manner as specified in Appendix III of the Company's Circular to Shareholders dated 7 May 2007 be and is hereby approved.

AND THAT the Directors of the Company be authorised to do all such acts, deeds and things as are necessary and/or expedient in order to give full effect to this resolution with full powers to assent to any conditions, modifications and/or amendments as may be required by any relevant authorities."

Dated this 4th day of June 2007

....
DIPAK KAUR D/O SANGAT SINGH
Company Secretary
(LS No : 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-23307000

Company No.
| 158400 | V |

Exemption File No.
082-34789

This is the appendix marked "III" referred to in the Notice of Resolution – Form 11 signed by me and dated on the 4th day of June 2007.

Dipak Kaur
Company Secretary
LS No : 005204

The Proposed Amendments to Articles are as detailed below:

Article No.	Existing Article	Amended Article
Interpretation Article 2(b)	"Approved Market Place" means a stock exchange which is specified to be an approved market place in the Securities Industry (Central Depositories) (Exemption) (No 2) Order, 1998	Deleted.
Interpretation Article 2 (f)	"Central Depository" means the Malaysian Central Depository Sdn Bhd (Company No. 165570-W) and its successors-in-title.	"Central Depository" means the **Bursa Malaysia Depository Sdn Bhd** (Company No. 165570-W) and its successors-in-title.
Interpretation Article 2 (l)	**"Exchange" means Kuala Lumpur Stock Exchange.**	"Exchange" means **Bursa Malaysia Securities Berhad.**
Interpretation Article 2(m)	"Foreign Register" means the register of securities holders maintained by the registrar of the Company in the jurisdiction of the Approved Market Place.	"Foreign Register" means the register of securities holders maintained by the registrar of the Company in the jurisdiction of the **other stock exchange**.
Interpretation Article 2 (n)	**"Listing Requirements" means the Listing Requirements of the Exchange including any modification or amendment to the Listing Requirements that may be made from time to time.**	"Listing Requirements" means the Listing Requirements of **Bursa Malaysia Securities Berhad** including any modifications or amendments to the Listing Requirements that may be made from time to time.
Interpretation Article 2 (q)	"member" or "holder of shares" or any like expression means any person for the time being holding shares in the Company and whose name appears in the Register	"member" or "holder of shares" or any like expression means any person for the time being holding shares in the Company and whose name appears in the Register including Depositors,

Article No.	Existing Article	Amended Article
	including Depositors, who may be authorised nominees, whose names appear on the Record of Depositors except the Malaysian Central Depository Nominees Sdn Bhd.	who may be authorised nominees, whose names appear on the Record of Depositors except **Bursa Malaysia Depository Nominees Sdn Bhd.**
5 (2)	Except in the case of an issue of securities on a pro rata basis to shareholders, there shall be no issue of shares or other convertible securities to a Director, major shareholder or person connected with any Director or major shareholder (hereinafter referred to as "the interested Director", "interested major shareholder" or "interested person connected with a Director or major shareholder" respectively) unless shareholders in general meeting have approved of the specific allotment to be made to such aforesaid person.	Except in the case of an issue of securities on a pro rata basis to shareholders, there shall be no issue of shares or other convertible securities to a Director, major shareholder, **chief executive officer** or person connected with any Director, major shareholder or **chief executive officer** (hereinafter referred to as "the interested Director", "interested major shareholder", **"interested chief executive officer"** or "interested person connected with a Director, major shareholder **or chief executive officer**" respectively) unless shareholders in general meeting have approved of the specific allotment to be made to such aforesaid person.
5 (3)	In a meeting to obtain shareholders' approval in respect of the allotment referred to under Article 5(2) above:- (a) the interested Director, interested major shareholder or interested person connected with a Director or major shareholder; and	In a meeting to obtain shareholders' approval in respect of the allotment referred to under Article 5(2) above:- (a) the interested Director, interested major shareholder, **interested chief executive officer** or interested person connected with a Director, major shareholder **or chief executive officer**; and

Company No.

158400	V

Exemption File No.
032-34789

Article No.	Existing Article	Amended Article
	(b) where the allotment is in favour of an interested person connected with a Director or major shareholder, such Director or major shareholder, must not vote on the resolution approving the said allotment. An interested Director or interested major shareholder must ensure that persons connected with him abstain from voting on the resolution approving the said allotment.	(b) where the allotment is in favour of an interested person connected with a Director, major shareholder **or interested chief executive officer**, such Director, major shareholder **or chief executive officer**, must not vote on the resolution approving the said allotment. An interested Director, interested major shareholder **or chief executive officer** must ensure that persons connected with him abstain from voting on the resolution approving the said allotment.
5 (4)	The notice of the meeting referred to in Article 5(2) shall state:- (d) the identity and relationship of the connected persons with the Director or the major shareholder, where applicable.	The notice of the meeting referred to in Article 5(2) shall state:- (d) the identity and relationship of the persons **connected** with the Director, major shareholder **or chief executive officer**, where applicable.
5 (5)	In this Article, "major shareholder" and "person connected with any Director or major shareholder" shall have the meaning ascribed thereto in the Listing Requirements.	In this Article, "major shareholder", **"chief executive officer"** and "person connected with any Director, major shareholder **or chief executive officer**" shall have the meaning ascribed thereto in the Listing Requirements.
7 (1)	(b) within fifteen (15) Market Days of the final applications closing date for a rights issue; or (c) within ten (10) Market Days of the book closing date for a bonus issue; or (d) within ten (10) Market Days of the receipt of a notice of the exercise of an option together with the requisite payment for a share scheme for employees; or (e) within ten (10) Market Days of the date of receipt of a subscription form together with the requisite payment for conversion or exercise in respect of convertible securities;	(b) within **eight (8)** Market Days of the final applications closing date for a rights issue; or (c) within **eight (8)** Market Days of the book closing date for a bonus issue; or (d) within **eight (8)** Market Days of the receipt of a notice of the exercise of an option together with the requisite payment for a share scheme for employees; or (e) within **eight (8)** Market Days of the date of receipt of a subscription form together with the requisite payment for conversion or exercise in respect of convertible securities; or

Article No.	Existing Article	Amended Article
	or	
9 (1)	Preference Shares Without prejudice to any special rights previously conferred on the holders of any share or class of shares already issued, any shares in the Company (whether forming part of the original capital or not) may be issued or have attached thereto such preferred, deferred or other special rights, or such restrictions, whether in regard to dividend, return of capital, voting or otherwise, as the Company may from time to time by special resolution determine provided that:- (a) the total nominal value of preference shares issued shall not exceed the total nominal value of the issued ordinary shares at any time; and	Deleted
	(d) the holder of a preference share shall be entitled to a return of capital in preference to holders of ordinary shares when the Company is wound up.	Deleted
15	Except only as by these Articles otherwise expressly provided or as required by law or as provided under the Central Depositories Act and the Rules or pursuant to any order by court, no person (other than the Malaysian Central Depository Nominees Sdn Bhd) shall be recognised by the Company as	Except only as by these Articles otherwise expressly provided or as required by law or as provided under the Central Depositories Act and the Rules or pursuant to any order by court, no person (other than **Bursa Malaysia Depository Nominees Sdn Bhd**) shall be recognised by the Company as holding any share upon any trust and the Company shall not even when having notice thereof be bound

Company No.

158400	V

Exemption File No.
082-34780

Article No.	Existing Article	Amended Article
	holding any share upon any trust and the Company shall not even when having notice thereof be bound or compelled to recognise any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or any other right in respect of any share except an absolute right to the entirety thereof in the person registered as the holder of the share.	or compelled to recognise any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or any other right in respect of any share except an absolute right to the entirety thereof in the person registered as the holder of the share.
23	<u>Modification of rights</u> Notwithstanding Article 24 hereof, the repayment of preference share capital other than redeemable preference, or any other alteration of preference shareholder rights, shall only be made pursuant to a special resolution of the preference shareholders concerned, PROVIDED ALWAYS that where the necessary majority for such a special resolution is not obtained at the meeting, consent in writing if obtained from the holders of three-fourths of the preference shares concerned within two (2) months of the meeting, shall be as valid and effectual as a special resolution carried at the meeting.	Notwithstanding Article 24 hereof, the repayment of preference share capital other than redeemable preference **share capital,** or any other alteration of preference shareholder rights, shall only be made pursuant to a special resolution of the preference shareholders concerned, PROVIDED ALWAYS that where the necessary majority for such a special resolution is not obtained at the meeting, consent in writing if obtained from the holders of three-fourths of the preference share capital concerned within two (2) months of the meeting, shall be as valid and effectual as a special resolution carried at the meeting.
52	<u>Transmission of securities from Foreign Register Where –</u> (a) the securities of the Company are listed on an Approved Market Place; and (b) the Company is exempted from compliance with Section 14 of the Central Depositories Act or Section 29 of the Securities Industry (Central Depositories)(Amendment) Act, 1998, as the case may be, under the Rules in respect of	(a) the securities of the Company are listed on **another stock exchange**; and (b) the Company is exempted from compliance with Section 14 of the Central Depositories Act or Section 29 of the Securities Industry (Central Depositories)(Amendment) Act, 1998, as the case may be, under the Rules in respect of such securities, the Company shall, upon request by a

Article No.	Existing Article	Amended Article
	such securities, the Company shall, upon request by a Depositor, permit a transmission of securities held by such Depositor from the Foreign Register to the Malaysian Register provided that there shall be no change in the ownership of such securities.	Depositor, permit a transmission of securities held by such Depositor from the Foreign Register to the Malaysian Register **and vice versa** provided that there shall be no change in the ownership of such securities.
81 (1)	Notices of meetings An annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by not less than twenty-one (21) clear days' notice in writing. In respect of all other extraordinary general meetings, at least fourteen (14) clear days' notice before the meetings shall be given to all members (other than those who under the provisions of these Articles or the terms of issue of the shares held by them are not entitled to receive notices of general meetings of the Company) and to the auditors for the time being of the Company. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given and shall specify the place, the day and the hour of the meeting and, in the case of special business shall also specify the general nature of that business and shall be accompanied by a statement regarding the effect of any proposed resolution in respect of such special business. At least fourteen (14) clear days' notice or, where a special resolution is	

Article No.	Existing Article	Amended Article
	proposed or in the case of an annual general meeting, at least twenty-one (21) clear days' notice of every such meeting shall also be given by advertisement in the daily press and in writing to the Exchange. Provided that in respect of Deposited Securities:	
	(b) the Company shall request the Central Depository in accordance with the Rules, to prepare a Record of Depositors as at a date not less than 3 Market Days (or such other period specified by the Act, the Central Depositories Act, the Rules and/or the Central Depository) before the general meeting or adjourned general meeting ; and	(b) the Company shall request **Bursa Malaysia Depository Sdn Bhd** in accordance with the Rules, to prepare a Record of Depositors as at the latest date which is reasonably practicable which shall in any event be a date not less than 3 Market Days (or such other period specified by the Act, the Central Depositories Act, the Rules and/or **Bursa Malaysia Depository Sdn Bhd**) before the general meeting or adjourned general meeting; and
101 (2)	Subject to Article 59 and any special rights or restrictions as to voting attached to any class or classes of shares by or in accordance with these Articles, on a show of hands every person present who is a member or a member's representative or proxy or attorney shall have one (1) vote and in the case of a poll every member present in person or by proxy or by attorney or other duly authorised representative shall have one vote for every share held by him upon which all calls due to the Company have been paid. A person entitled to more than one vote need not use all his votes or cast all the votes he uses on a poll in the same way. Subject to Article 59, the shares held or represented by a member present in person or by proxy or by attorney or other duly authorised representative shall, in relation to shares of a Depositor, be the number of shares	Subject to Article 59 and any special rights or restrictions as to voting attached to any class or classes of shares by or in accordance with these Articles, on a show of hands every person present who is a member or a member's representative, **<u>or holder of preference shares</u>** or proxy or attorney shall have one (1) vote and in the case of a poll every member, **<u>or holder of preference shares</u>** present in person or by proxy or by attorney or other duly authorised representative shall have one vote for every share held by him upon which all calls due to the Company have been paid. A person entitled to more than one vote need not use all his votes or cast all the votes he uses on a poll in the same way. Subject to Article 59, the shares held or represented by a member present in person or by proxy or by attorney or other duly authorised representative shall, in relation to shares of a Depositor, be the number of shares entered against his name in the Record of Depositors.

Article No.	Existing Article	Amended Article
	entered against his name in the Record of Depositors.	
108 (1)	Instrument of proxy The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under the corporation's seal or under the hand of an officer or attorney duly authorised. The Directors may, but shall not be bound to require evidence of the authority of any such attorney or officer. A proxy may but need not be a member of the Company and a member may appoint any person to be his proxy without limitation and the provisions of Section 149(1)(b) of the Act shall not apply to the Company. Where a member appoints more than one (1) proxy the appointment shall be invalid unless he specifies the proportions of his holdings to be represented by each proxy. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll. Form of proxy The instrument appointing a proxy shall be in the following form or in such other form as the Directors may approve or in any particular case may accept: **MAXIS COMMUNICATIONS BERHAD** I/We, , of being a member/members of the above-named Company, hereby	The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under the corporation's seal or under the hand of an officer or attorney duly authorised. The Directors may, but shall not be bound to require evidence of the authority of any such attorney or officer. A proxy may but need not be a member of the Company and a member may appoint any person to be his proxy without limitation and the provisions of Section 149(1)(b) of the Act shall not apply to the Company. **Except pursuant to sub-paragraph (2)(c) below, a member shall not be entitled to appoint more than two (2) proxies to attend and vote at the same meeting.** Where a member appoints more than one (1) proxies the appointment shall be invalid unless he specifies the proportions of his holdings to be represented by each proxy. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll. **MAXIS COMMUNICATIONS BERHAD** I/We, ,NRIC No/Company No of telephone no. being a member of Maxis

Company No.
158400	V

Exemption File No.
632-34780

Article No.	Existing Article	Amended Article
109	appoint of or failing him, of as my/our proxy to vote for me/us on my/our behalf at the [annual or extraordinary, as the case may be] general meeting of the Company, to be held on the day of , and at any adjournment thereof. Signed this day of , . This form is to be used *in favour of/against the resolution. **Strike out whichever is not desired. Unless otherwise instructed, the proxy may vote as he thinks fit.*	Communications Berhad ("the Company") the above-named Company, hereby appoint NRIC No of and/or NRIC No. of or failing him/her, THE CHAIRMAN OF THE MEETING and as my/our proxy/proxies to vote for me/us and on my/our behalf at the [annual or extraordinary, as the case may be] general meeting of the Company, to be held at on or at any adjournment thereof. I/We indicate with an "✓" or "×" in the spaces below how I/ we wish my/ our vote to be cast Agenda | For | Against Subject to the abovestated voting instructions, my/ our proxy may vote or abstain from voting on any resolution as *he/ *she/ *they may think fit.

Company No.
158400 | V

Exemption File No.
032-34780

		If appointment of proxy is under hand .... Signed by *individual member/ *officer or attorney of member/ *authorised nominee of .... (beneficial owner)	No of shares held : ...... Securities Account No : .... (CDS Account No) (COMPULSORY) Date :	The proportions of my/our holding to be represented by my/ our proxies are as follows: **First Proxy** No. of Shares : .... Percentage : ....% **Second Proxy** No. of Shares : .... Percentage : .... %
		If appointment of proxy is under seal The Common Seal of .... was hereto affixed in accordance with its Articles of Association in the presence of :- .... Director in its capacity as *member/ *attorney of member/ *authorised nominee of .... (beneficial owner)	Seal No of shares held : .... Securities Account No : .... (CDS Account No) (COMPULSORY) Date :	

Company No.

158400	V

Exemption File No.
082-34780

Article No.	Existing Article	Amended Article
124 (1)	<u>Vacation of office of Directors</u> The office of Director shall, ipso facto, be vacated:	
	(j) if having been a Director of the Company at the start of the relevant financial year of the Company, he is absent from more than 50% of the total meetings of the Board (whether or not an alternate director appointed by him attends) held in that financial year of the Company; or	Deleted
	(k) if he is absent from more than 50% of the total meetings of the Board (whether or not an alternate director appointed by him attends) held from the date of his election or appointment as a Director to the end of the then current financial year of the Company.	Deleted

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-23307000

Exemption File No.
082-34780

COMPANIES ACT, 1965

Form of Annual Return of a Company
Having a Share Capital

Company No.

158400 V

Annual return of the **MAXIS COMMUNICATIONS BERHAD** made up to the **31st** day of **May 2007** *(being ~~the date of or~~ a date not later than the fourteenth day after the date of the annual general meeting in 2006).*

The date of the annual general meeting of the company held in respect of the calendar year **2007** was the **29th** day of **May 2007.**

*The last annual general meeting was held on the **1st** day of **June 2006** in respect of the calendar year **2006** and the annual return made up to the **2nd** day of **June 2006** had been lodged with the Registrar.

~~An extension of time to hold the annual general meeting for the calendar year ______ to the ____ day of _______ was granted by the Registrar.~~

Particulars Relating to the Company

The address of the registered office of the company is **Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.**

The address of the place at which the register of members is kept *(if other than the registered office)* is **NIL**

Address of places at which business is carried on *(indicating the principal place)* are Y
Level 8-23, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.

++ Principal nature of business carried on by the company:

1. Investment Holding
2. Provision of Services to its Subsidiary Companies

* *Delete if annual return is lodged in respect of the first annual general meeting.*
\+ *Delete if inapplicable.*
Y *Where the space provided is insufficient, a separate list may be annexed.*
++ *State three main businesses actually carried on by the company in order of priority.*

Exemption File No.
082-34780

Company No.
158400 V

Summary of Share Capital and Shares

Nominal share capital **RM2,000,000,000/-** divided into (1) **20,000,000,000** ordinary shares		(shares of RM0.10 each)
Total number of shares taken up (1) to the **31st** day of **May 2007** *(being the date of the return ~~or other authorised date~~)*		2,552,692,183
Number of shares issued subject to payment wholly in cash		2,280,242,103
Number of shares issued as fully paid up otherwise than in cash		272,450,080
Number of shares issued as partly paid up to the extent of ______ per share otherwise than in cash		-
(2) Number of shares *(if any)* of each class issued at a discount		-
Total amount of discount on the issue of shares which has not been written off at the date of this return		-
Number of shares held by citizens who are Malays and natives		2,300,513
Number of shares held by citizens who are non-Malays and non-natives		19,647,630
Number of shares held by non-citizens		3,425,882
(3) Number of shares held by bodies corporate controlled by citizens who are Malay and natives		779,159,198
(3) Number of shares held by bodies corporate controlled by citizens who are non-Malays and non-natives		831,010,653
(3) Number of shares held by bodies corporate controlled by non-citizens		917,148,307
(4) There has been called up on each of 2,280,242,103 ordinary shares	RM	0.10
(4) There has been called up on each of ________ shares	RM	-
(4) There has been called up on each of ________ shares	RM	-
(5) Total amount of calls received including payments on application and allotment	RM	228,024,210
Total amount *(if any)* agreed to be considered as paid on 272,450,080 shares which have been issued as fully paid up otherwise than in cash	RM	27,245,008
Total amount *(if any)* agreed to be considered as paid on __ shares which have been issued as partly paid up to the extent of__ per share otherwise than in cash	RM	-
Total amount of calls unpaid	RM	-
Total amount of sums *(if any)* paid by way of commission in respect of any shares or debentures since the date of last return	RM	-
Total amount of sums *(if any)* allowed by way of discount in respect of any debentures since the date of last return	RM	-
Total number of shares forfeited	RM	-
Total amount paid *(if any)* on shares forfeited	RM	-

(1) *Where there are shares of different kinds or amounts (e.g. preference and ordinary, or $................. and $ ....) state the numbers and nominal values separately.*
(2) *If the shares are of different kinds, state them separately.*
(3) *"Body corporate" means "corporation" as defined in section 4 but for this purpose it also includes that exception thereof.*
"Controlled by" means where not less than half of the issued capital (excluding any part thereof which consists of preference shares) is beneficial owned by or where not less than half of the voting power is controlled by the person.
(4) *Where various amounts have been called or there are shares of different kinds, state them separately.*
(5) *Include what has been received on forfeited as well as on existing shares.*

Exemption File No.
082-34780

Company No.

158400 V

Particulars of Indebtedness

*Particulars of the indebtedness of the company in respect of all charges which are required to be registered with the Registrar of Companies are as follows:

Registered No	Date of Registration	Nature of Charge	Name of chargee	Amount of the Indebtedness

Total: RM Nil .

*Particulars of charges not required to be registered under the Companies Act 1965 are as follows:

Date of creation	Nature of charge	Name of charge	Amount of the Indebtedness

Total: RM Nil

+Total amount of indebtedness as at the date of the return RM Nil

* *Strike out if inapplicable*
\+ *State the total mount of indebtedness of the company as at the date of the return*

Exemption File No.
082-34780

Company No.
158400 V

Copy of last audited Balance-sheet and Profit and Loss Account of the Company

This return must include a copy, certified by a director or by the manager or secretary of the company to be a true copy of the last balance-sheet and of the last profit and loss account which have respectively been audited by the company's auditors (including every document required by law to be annexed or attached thereto) together with a copy of the report of the auditors thereon (certified as aforesaid(and if any such balance-sheet or account is in a language other then the National Language or English there must also be annexed to it translation thereof in the National language or English certified in the prescribed manner to be a correct translation. If the said last balance-sheet or account did not comply with the requirements of the law as in force at the date of the audit there in order to make it comply with the said requirements, and the fact that the said copy has been so amended must be stated thereon. If a company has more than one such audited balance-sheet or profit and loss account since the date of the last return, every such balance-sheet and profit and loss account must be included.

Where a holding company has a subsidiary company incorporated in a country outside Malaysia, whether the subsidiary company has or has not established a place of business in Malaysia, there shall be annexed to the balance-sheet and profit and loss account of the holding company a separate balance-sheet and profit and loss account for the subsidiary company.

Notwithstanding the foregoing provisions this return need not include a copy of the last balance-sheet and profit and loss account of any company which is an exempt private company at the date of the return and has been an exempt private company since the date of the last return, the incorporation of the company or the commencement of this Act, whichever last occurs, if the return includes a certificate signed by a director of the company, the secretary of the company and the auditor of the company which certifies that, to the best of their knowledge and belief:-

(a) the company is and has at all relevant times been an exempt private company.
(b) a duly audited profit and loss account and balance-sheet which comply with the requirements of the Act made up to a date specified in the certificate have been laid before the company in a general meeting; and
(c) as at the date to which the profit and loss account has been made up the company appeared to have been able to meet its liabilities as and when they would fall due.

Certificate to be given by all Companies

A certificate in the form set out hereunder shall be given by the secretary or a director of every company.

Certificate

I/We (1) after having made due Inquiries certify -

(a) that the provisions of the Unclaimed Moneys Act 1965, relating to the unclaimed moneys have been complied with;
(b) having made an inspection of the share register, that transfers have not (1) been registered since date of the last annual return (1)

~~or~~

~~the incorporation of the company(1);~~
(c) (2) that the company has not since the date of the last annual return (3) ~~Incorporation of the Company (3)~~ issued any invitation to the public to subscribe for any shares in or debentures of the company or to deposit moneys for fixed periods or payable at call; and
~~(d) (4) that the excess of members of the company above fifty (counting joint holders of shares as one person) consists only of persons who are in the employment of the company or of its subsidiary or persons who while previously in the employment of the company or of its subsidiary were and thereafter have continued to be members of the company.~~

Date: **31 May 2007**

.... ~~Director (5)~~

.... Secretary
DIPAK KAUR A/P SANGAT SINGH
LS 05204

---

(1) *Strike out if inapplicable*
(2) *Strike out this paragraph if the company is not a private company*
(3) *In the case of the first annual return of a private company strike out the words "last annual return" and substitute the words "incorporation of the company",*
(4) *Strike out this paragraph except in the case of a private company, whose members exceed fifty,*
(5) *Note - A certificate signed by the same person in the capacity of both director and secretary will not be accepted. See section 139(5).*

Company No.

158400 V

Particulars of the *Director, Managers, Secretaries and Auditors of the **MAXIS COMMUNICATIONS BERHAD** at the date of the Annual Return

Full Name ++	**I/C No./ Passport No.++**	**Usual Address**	**Other Business Occupation and in the case Directors Particulars of Other Directorships required to be shown by S:141(2)(b) and (3)** *(if non, state so)*
Directors -		Please refer to Annexure A	
Manager (if any) – DATO' JAMALUDIN BIN IBRAHIM	590303-01-5609	247, JALAN BUNGOR ROSA SIERRAMAS 47000 SUNGAI BULOH SELANGOR DARUL EHSAN	GROUP CHIEF EXECUTIVE OFFICER
Secretaries - DIPAK KAUR A/P SANGAT SINGH (f) LS 05204	691230-05-5126	NO. 11, LEGENDA PUTERI 2, JALAN PJU 1S/57A. DAMANSARA LEGENDA, 47410 PETALING JAYA SELANGOR DARUL EHSAN	COMPANY SECRETARY
Auditors for current financial year - MESSRS PRICEWATERHOUSECOOPERS	AF : 1146	11TH FLOOR WISMA SIME DARBY JALAN RAJA LAUT, PO BOX 10192 50706 KUALA LUMPUR	CHARTERED ACCOUNTANTS

* Directors includes any person who occupies the position of a director by whatever name called and any person in accordance with whose directions or instructions the directors of a company are accustomed to act.
† Insert full name and any former name of the officer. If an officer is of the female gender insert "(f)" against her name. In the case of a person appointed as an alternate to another director insert "alternate to (*name of director*)" against his name.
‡ In the case of a firm of auditors insert the firm number.
§ Other than the auditors, the address given must be the usual residential address. *See* section 141(2) (a) and (4).

DIPAK KAUR A/P SANGAT SINGH
SECRETARY
LS 05204

Exemption File No.
082-34780

Exemption File No.
082-34789

Company No.
158400 V

This is the annexure of 2 pages marked "A" referred to in Annual Return signed by me and dated 31 May 2007

....
DIPAK KAUR A/P SANGAT SINGH
Company Secretary
(LS 05204)

Full Name ++	I/C No./ Passport No.++	Usual Addresses	Other Business Occupation and in the case Directors Particulars of Other Directorships required to be shown by S. 141 (2) (b) and (3) *(If non, state so)*
Directors :-			
1. TAN SRI DATO' MEGAT ZAHARUDDIN BIN MEGAT NOR	490129-08-5557	4, PERSIARAN BURHANUDDIN HELMI TAMAN TUN DR. ISMAIL, 60000 KUALA LUMPUR	Business Occupation :- COMPANY DIRECTOR Other Directorships :- - MALAYAN BANKING BERHAD - MAYBAN GENERAL ASSURANCE BERHAD - MAYBAN LIFE ASSURANCE BERHAD - MAYBAN FORTIS HOLDINGS BERHAD - MNI HOLDINGS BERHAD - MALAYSIA NASIONAL INSURANCE BERHAD - MAYBAN TAKAFUL BERHAD
2. TAN SRI DATO' SERI SYED ZAINOL ANWAR JAMALULLAIL	520220-09-5013	LOT 75, SRI CEMERLANG JALAN 16/9 46350 PETALING JAYA SELANGOR DARUL EHSAN	Business Occupation :- CHARTERED ACCOUNTANT/COMPANY DIRECTOR Other Directorships :- - NESTLE (MALAYSIA) BERHAD - DRB-HICOM BERHAD - CAHAYA MATA SARAWAK BERHAD - HICOM BERHAD - HICOM HOLDINGS BERHAD - EON CAPITAL BERHAD - UNI.ASIA LIFE ASSURANCE BERHAD - UNI.ASIA GENERAL INSURANCE BERHAD

Company No.
158400 V

Full Name ++	**I/C No./ Passport No.++**	**Usual Addresses**	**Other Business Occupation and in the case Directors Particulars of Other Directorships required to be shown by S. 141 (2) (b) and (3)** ***(If non, state so)***
Directors -			
3. AUGUSTUS RALPH MARSHALL	511001-08-6649	NO. 2 LORONG LEMBAH TUNKU BUKIT TUNKU 50480 KUALA LUMPUR	Business Occupation :- EXECUTIVE DIRECTOR Other Directorships :- - MEASAT GLOBAL BERHAD - KLCC PROPERTY HOLDINGS BHD - POWERTEK BERHAD
4. CHAN CHEE BENG	550823-02-5505	3, JALAN TR6/1, TROPICANA GOLF & COUNTRY CLUB 47410 PETALING JAYA SELANGOR DARUL EHSAN	Business Occupation :- EXECUTIVE DIRECTOR Other Directorships :- - POWERTEK BERHAD - BUMI ARMADA BERHAD GROUP
5. ROBERT WILLIAM BOYLE	PASSPORT NO. 94081531	ST ANDREWS HOUSE KILMESTON ALRESFORD HAMPSHIRE, S024 ONL UNITED KINGDOM	Business Occupation :- NON EXECUTIVE DIRECTOR Other Directorships :- NIL
6. DATO' JAMALUDIN BIN IBRAHIM	590303-01-5609	247, JALAN BUNGOR ROSA, SIERRAMAS, 47000 SUNGAI BULOH, SELANGOR DARUL EHSAN	Business Occupation :- GROUP CHIEF EXECUTIVE OFFICER Other Directorships :- NIL
7. SANDIP DAS	Passport No. G 1256607	NO. 6, LORONG TITWANGSA 4 OFF JALAN KUANTAN 53000 KUALA LUMPUR	Business Occupation :- CHIEF EXECUTIVE DIRECTOR Other Directorships :- NIL

Exemption File No.
032-34780

Company No.
158400 V

List of persons holding shares in the **MAXIS COMMUNICATIONS BERHAD** on the **31st** day of **May 2007** (being the date of the return ~~or other authorized date~~) and an account of the shares so held:

NOTE *- if the names in the list are not arranged in alphabetical order, an index sufficient to enable the name of any person in the list to be readily found must be annexed to this list.*

Folio in register Ledge containing particulars	Name, I/C No./ Passport No. and Address	+Number of shares held by existing members++	+Malays and Natives	+Citizens who are non-Malays and non-natives	+Non-citizens	+Body corporate controlled by Malays and Natives	+Body corporate controlled by citizens who are non-Malays and non-natives	+Body corporate controlled by non-citizen
			Analysis of Shareholdings					
	PLEASE REFER TO FORM 56							

* If a shareholder is a company, please state its company number, which is the number allocated to it on its incorporation by the Registrar.
\+ The aggregate number of shares held, and not the distinctive numbers must be stated, and the column must be added up throughout so as to make one total to agree with that stated in the summary to have been taken up.
++ When the shares are of different classes threes columns may be subdivided so that the number of each class held any be shown separately. Where any shares have been converted into stocks, particulars of the amount of stock must be shown.
** The Analysis of Shareholding need not include any column thereunder that is not applicable

Lodged by MAXIS COMMUNICATIONS BERHAD
LEVEL 18 MENARA MAXIS
KUALA LUMPUR CITY CENTRE
OFF JALAN AMPANG
50088 KUALA LUMPUR
Tel 03 2330 7000

....
Signature of Secretary
DIPAK KAUR A/P SANGAT SINGH
LS 05204

Exemption File No.
082-34780

FORM 56

Companies Act 1965
Section 166

Company No.

158400	V

CERTIFICATE FOR INCLUSION IN PUBLIC COMPANY'S ANNUAL RETURN THAT DOES NOT INCLUDE LIST OF MEMBERS

To the Companies Commission of Malaysia,

For the purpose of subsection (1) of section 166 of the Companies Act, 1965, I hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD**, that -

(a) the company has more than five hundred members;
(b) ~~the company is a co-operative within the meaning of the Companies Act, 1965,~~ and
(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred,

and that accordingly the company is of a kind to which that subsection applies.

Dated

....

DIPAK KAUR A/P SANGAT SINGH
Company Secretary
(LS No : 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur
Tel	:	03-23307000

Company No.

158400	V

Exemption File No.
082-34780

Maxis Communications Berhad
List of Top 20 Holders as at 31 May 2007

	Name	Company No.	Number of Shares	Percentage
1.	Maxis Holdings Sdn Bhd	354378 W	397,849,171	15.59
2.	Tegas Puri Sdn Bhd	228564 M	167,378,718	6.56
3.	Wilayah Resources Sdn Bhd	212075 T	133,901,584	5.25
4.	Besitang Barat Sdn Bhd	238617 U	133,901,583	5.25
5.	Besitang Selatan Sdn Bhd	238616 K	117,164,175	4.59
6.	Employees Provident Fund Board	EPFACT1991	113,601,000	4.45
7.	Tetap Emas Sdn Bhd	191969 T	83,689,359	3.28
8.	Ria Utama Sdn Bhd	157756 T	83,689,359	3.28
9.	Nusantara Makmur Sdn Bhd	237487 P	74,514,359	2.92
10.	HSBC Nominees (Asing) Sdn Bhd Exempt an for J.P. Morgan Bank Luxembourg S.A	4381 U	73,723,400	2.89
11.	HSBC Nominees (Asing) Sdn Bhd Exempt an for J.P. Morgan Chase Bank, National Association (U.S.A)	4381 U	71,393,500	2.80
12.	Cabaran Mujur Sdn Bhd	540373 W	61,665,722	2.42
13.	Wangi Terang Sdn Bhd	185275 A	59,732,025	2.34
14.	Amanah Raya Nominees (Tempatan) Sdn Bhd Skim Amanah Saham Bumiputera	434217 U	52,766,964	2.07
15.	Mujur Anggun Sdn Bhd	348260 K	50,214,543	1.97
16.	Cimsec Nominees (Tempatan) Sdn Bhd CIMB Bank Berhad	265449 P	44,715,024	1.75
17.	Cimsec Nominees (Tempatan) Sdn Bhd ABN AMRO Bank Berhad for Binariang GSM Sdn Bhd	265449 P	44,075,893	1.73
18.	Anak Samudra Sdn Bhd	223974 D	43,689,359	1.71
19.	Dumai Maju Sdn Bhd	235972 X	43,689,359	1.71
20.	Lembaga Tabung Haji	ACT 5351995	40,155,000	1.57

Lodged : Maxis Communications Berhad
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
: 03-2330 7000

THIS INDEPENDENT ADVICE CIRCULAR ("IAC") IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. YOU SHOULD READ THIS IAC IN CONJUNCTION WITH THE OFFER DOCUMENT DATED 24 MAY 2007 ISSUED BY CIMB INVESTMENT BANK BERHAD *(FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD)* ON BEHALF OF BINARIANG GSM SDN BHD, WHICH HAS BEEN SENT TO YOU.

THIS IAC IS MADE IN COMPLIANCE WITH THE LAWS OF MALAYSIA ONLY. THE INFORMATION CONTAINED HEREIN IS NOT FOR PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION WHERE THE PUBLICATION OR DISTRIBUTION OF THIS IAC WOULD OR MIGHT BE IN CONTRAVENTION OF LOCAL LAWS OR REGULATIONS. THE STATEMENTS HEREIN DO NOT CONTAIN OR CONSTITUTE AN OFFER OF SECURITIES FOR SALE OR AN OFFER FOR PURCHASE OF SECURITIES IN OR OUTSIDE MALAYSIA, INCLUDING IN THE UNITED STATES ("US") OR TO US PERSONS (AS SUCH TERM IS DEFINED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED).

If you are in doubt as to the course of action to be taken, you should consult your stockbroker, banker, solicitor, accountant or other appropriate professional adviser immediately.

Pursuant to Section 15(6) of the Malaysian Code on Take-overs and Mergers, 1998 ("Code"), the Securities Commission ("SC") has granted its consent for the issuance of this IAC. The consent for the despatch of this IAC does not imply that the SC concurs with the views and recommendation contained in this IAC. It merely means that this IAC has complied with the disclosure requirements under the Code. The SC takes no responsibility for the contents of this IAC, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or in part of the contents of this IAC.

maxis®

MAXIS COMMUNICATIONS BERHAD

(Company No: 158400-V)
(Incorporated in Malaysia)

INDEPENDENT ADVICE CIRCULAR TO THE SHAREHOLDERS OF MAXIS COMMUNICATIONS BERHAD

IN RELATION TO THE

CONDITIONAL TAKE-OVER OFFER BY BINARIANG GSM SDN BHD THROUGH CIMB INVESTMENT BANK BERHAD *(FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD)* TO ACQUIRE ALL THE VOTING SHARES IN MAXIS COMMUNICATIONS BERHAD ("OFFER SHARES") AT A CASH OFFER PRICE OF RM15.60 FOR EACH OFFER SHARE

Independent Adviser

RHB INVESTBANK
Corporate Finance • Capital Markets • Securities

RHB INVESTMENT BANK BERHAD
(formerly known as RHB Sakura Merchant Bankers Berhad)
(Company No: 19663-P)
(A Participating Organisation of Bursa Malaysia Securities Berhad)

This Independent Advice Circular is dated 1 June 2007

DEFINITIONS

Except where the context otherwise requires or where otherwise defined herein, words and expressions defined in the Malaysian Code on Take-overs and Mergers, 1998 and Section 33 of the Securities Commission Act, 1993 shall have the same meaning when used herein, and the following abbreviations shall apply throughout this Independent Advice Circular:

Act	:	Companies Act, 1965 and any amendments made to it from time to time
Adjusted Offer Price	:	RM15.38 or RM15.60 less 22 sen for each Offer Share, being the Offer Price adjusted for final net dividend
AGM	:	Annual general meeting
Aircel		Aircel Limited
BHC Holders	:	Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd, Besitang Selatan Sdn Bhd, Wangi Terang Sdn Bhd, Ria Utama Sdn Bhd, Tetap Emas Sdn Bhd, Maxis Holdings Sdn Bhd, Mujur Anggun Sdn Bhd, Cabaran Mujur Sdn Bhd, Anak Samudra Sdn Bhd, Dumai Maju Sdn Bhd, Nusantara Makmur Sdn Bhd, Tegas Sari Sdn Bhd and Usaha Kenanga Sdn Bhd collectively, who are also shareholders of BHC
Binariang or Offeror	:	Binariang GSM Sdn Bhd
Binariang Holding Company or BHC	:	Shield Estate N.V., a company incorporated in the Netherlands Antilles, being the parent company of Binariang holding the entire issued and paid-up ordinary shares of Binariang
Binariang Share(s)	:	Ordinary share(s) of RM1.00 each in Binariang
Binariang Board	:	Board of Directors of Binariang
Board or Maxis Board	:	Board of Directors of Maxis
Bursa Securities	:	Bursa Malaysia Securities Berhad
Bursa Securities LR	:	Listing Requirements of Bursa Securities for the Main and Second Boards and any amendments made to it from time to time
CDS	:	Central Depository System
CIMB	:	CIMB Investment Bank Berhad *(formerly known as Commerce International Merchant Bankers Berhad)*
Closing Date	:	First Closing Date or in the event the Offer is extended in accordance with the Code, such other extended closing date as CIMB may announce on behalf of Binariang
Code	:	Malaysian Code on Take-overs and Mergers 1998 and any amendments made to it from time to time
Court	:	The High Court
ESOS or Maxis ESOS	:	Employees share option scheme of Maxis
ESOS Option(s) / Option(s)	:	The right to subscribe for the new Share(s) upon acceptance of an offer under the ESOS
EBITDA	:	Earnings before interest, taxation, depreciation and amortisation
EPS	:	Earnings per Share
EV	:	Enterprise value

FIC Guidelines	:	Guidelines on Acquisition of Interests, Mergers and Take-Overs by Local and Foreign Interests issued by the Foreign Investment Committee
Final Dividend	:	A final gross dividend of 30.14 sen per Share (less 27% Malaysian income tax) in respect of the FYE 31 December 2006, which was recommended by the Board on 27 February 2007 and the declaration of dividend was approved by the shareholders at the Company's AGM held on 29 May 2007. The entitlement date for the final dividend was on 31 May 2007 (ex-date for the final dividend was on 29 May 2007)
First Closing Date	:	5.00 p.m. (Malaysian time) on 14 June 2007, being 21 days after the Posting Date
FYE	:	Financial year ended / ending
IAC	:	Independent Advice Circular
JPMorgan	:	JPMorgan Securities (Malaysia) Sdn Bhd
JPMorgan Valuation Letter	:	JPMorgan's valuation letter dated 22 May 2007 in relation to the valuation of Maxis' Shares
KLCI	:	Kuala Lumpur Composite Index
LPD	:	21 May 2007, being the latest practicable date prior to the despatch of this IAC
Maxis or Company	:	Maxis Communications Berhad
Maxis Group or Group	:	Maxis and its subsidiaries
Maxis Share(s) or Share(s)	:	Ordinary share(s) of RM0.10 each in Maxis
Notice	:	Notice of the Offer dated 3 May 2007, served on the Maxis Board by Binariang through CIMB
NTS	:	PT Natrindo Telepon Seluler
Offer	:	Conditional take-over offer by Binariang through CIMB to acquire the Offer Shares upon the terms and conditions set out in the Offer Document
Offer Document	:	The offer document dated 24 May 2007, which sets out the details of the Offer and includes the form of acceptance and transfer
Offer Period	:	Period commencing from 3 May 2007, being the date of the Notice, until the First Closing Date or the date the Offer becomes or is declared unconditional as to acceptances, lapses or is withdrawn (pursuant to the Code), whichever is later
Offer Price	:	Cash offer price of RM15.60 for each Offer Share
Offer Share(s)	:	All the existing issued and paid-up Maxis Shares as at the date of the Offer Document and any new Maxis Shares that may be issued by Maxis arising from the exercise, before the Closing Date, of the options granted by Maxis to its employees under the Maxis ESOS
PACs	:	Persons acting in concert with Binariang (in accordance with Section 33 of the SCA) for the Offer
PAT	:	Profit after taxation
PBT	:	Profit before taxation

PER	:	Price-earnings ratio
Posting Date	:	24 May 2007, being the date of posting of the Offer Document
Record of Depositors	:	A record provided by Bursa Malaysia Depository Sdn Bhd to the Company pursuant to an application under Chapter 24.0 of the Rules of Bursa Malaysia Depository Sdn Bhd
RHB INVESTBANK	:	RHB Investment Bank Berhad *(formerly known as RHB Sakura Merchant Bankers Berhad)*
SC	:	Securities Commission
SCA	:	Securities Commission Act, 1993 and any amendments made to it from time to time
TAK	:	Ananda Krishnan Tatparanandam
VWAP	:	Volume weighted average market price

Currencies

EURO	:	European Euro
IDR	:	Indonesian Rupiah
INR	:	Indian Rupee
RM and sen	:	Ringgit Malaysia and sen respectively
USD	:	United States Dollar

Words denoting the singular shall include the plural and vice versa. Words denoting the masculine gender shall, where applicable, include the feminine and neuter gender and vice versa. References to persons shall include corporations. All references to dates and times in this IAC refer to Malaysian dates and times.

{The rest of this page is intentionally left blank}

CONTENTS

This executive summary highlights the salient information on the Offer. You are advised to read the letter from your Board and the letter from RHB INVESTBANK for further information and for the recommendation in relation to the Offer. This IAC should also be read in conjunction with the Offer Document.

1. INTRODUCTION

On 3 May 2007, CIMB, acting on behalf of Binariang, had served the Notice on your Board informing of Binariang's intention to undertake a conditional take-over offer to acquire all the voting shares in Maxis for a cash consideration of RM15.60 for each Offer Share. The Offer Shares shall comprise the existing 2,531,696,000 Maxis Shares as at 20 April 2007 and any new Maxis Shares that may be issued by Maxis arising from the exercise of the options granted by Maxis to its employees under the Maxis ESOS before the Closing Date.

As at LPD, the issued and paid-up share capital of the Company was RM254,147,700 comprising 2,541,477,000 Shares.

Pursuant to Section 15 of the Code, your Board has appointed RHB INVESTBANK as the Independent Adviser to advise your independent Board members and you, as holders of the Offer Shares, of the reasonableness of the Offer. The SC had approved the appointment of RHB INVESTBANK to act as the Independent Adviser on 22 May 2007. The SC had, on 31 May 2007, also given its consent to the despatch of this IAC. The consent for the despatch of this IAC does not imply that the SC concurs with the views and recommendation contained in this IAC. It merely means that this IAC has complied with the disclosure requirements under the Code.

Further, your Board has also engaged JPMorgan to carry out a valuation of the Company's Shares for purposes of evaluating the Offer Price pursuant to the Offer.

2. TERMS AND CONDITIONS OF THE OFFER

(i) Consideration

According to Section 2 of the Offer Document, Binariang will pay you a **cash consideration of RM15.60 for each Offer Share** when you have accepted the Offer. Notwithstanding the provision in Section 1 of Appendix II of the Offer Document, if Maxis declares, makes or pays any dividend and/or other distributions before the Closing Date which Binariang is not entitled to retain, Binariang will reduce the Offer Price by the quantum of such net dividend and/or other distributions.

You should take note that, on 29 May 2007, shareholders of Maxis at the AGM approved the declaration of the Final Dividend. The entitlement date for the Final Dividend was on 31 May 2007 (ex-date for the Final Dividend was on 29 May 2007). If you accepted the Offer and transferred the Offer Shares to the Offeror's CDS account on or before 31 May 2007, the Offeror will pay you RM15.60 for each Offer Share. If you accept the Offer and transfer the Offer Shares to the Offeror's CDS account after 31 May 2007, the Offeror will pay you RM15.38 for each Offer Share (being the Adjusted Offer Price). The payment of the Final Dividend will be made on 20 June 2007 to depositors registered in the Record of Depositors at the close of business on 31 May 2007.

You may accept the Offer in respect of all or part of the Offer Shares. Binariang will not pay fractions of a sen. Your entitlement to the cash payment for accepting the Offer will be rounded down to the nearest whole sen.

(ii) Condition

(a) The Offer is **conditional** upon Binariang receiving valid acceptances (on or before the Closing Date provided that they are not, where permitted, subsequently withdrawn) in respect of the Offer Shares from you, which would result in Binariang holding in aggregate, together with such Maxis Shares that are already acquired, held or entitled to be acquired or held by Binariang, if any, **more than 50%** of the voting shares in Maxis, failing which the Offer shall lapse and all acceptances shall be returned to those of you who have accepted the Offer.

(b) The Offer is also conditional upon the SC's approval under the FIC Guidelines to be obtained within 21 days:

(i) after the First Closing Date; or

(ii) after the condition in 2(ii)(a) above is fulfilled,

whichever is the later, provided that the SC's approval for the Offer under the FIC Guidelines is obtained not later than the 67th day from the Posting Date, failing which the Offer shall lapse.

As stated in Section 1.4 of the Offer Document, on 2 May 2007, Binariang had obtained irrevocable undertakings from each of the BHC Holders to accept the Offer in respect of all their respective shareholdings in Maxis. Hence, when Binariang receives valid acceptances pursuant to the Offer from the BHC Holders, the Offer shall become unconditional as to the acceptances as Binariang and the BHC Holders shall then be holding in aggregate more than 50% of the voting shares in Maxis. However the Offer will lapse if the SC's approval is not obtained by 30 July 2007.

To the best knowledge of your Board, save as disclosed above, as at 15 May 2007, Binariang has not received any irrevocable undertaking from any other Maxis shareholders to accept the Offer in respect of their shareholdings in Maxis.

To the best knowledge of your Board, as at the LPD, there has been no announcement made by CIMB and/or Binariang on the level of acceptances of the Offer Shares.

Further, the following Directors have indicated their intentions to **ACCEPT** the Offer in respect of their entire direct holdings in the Offer Shares prior to the Closing Date:

Name	**Designation**	**No. of Maxis Shares**	**% of shareholdings^**
Y.A.M. Tan Sri Dato' Seri Syed Anwar Jamalullail	Independent Non-Executive Director	9,000	*
Encik Augustus Ralph Marshall	Non-Executive Director	500,000	0.02
Y. Bhg. Dato' Jamaludin bin Ibrahim	Group Chief Executive Officer/ Executive Director	1,388,000#	0.05

Notes:

^ *Computed based on the total issued and paid-up share capital of Maxis consisting of 2,541,477,000 Maxis Shares as at the LPD.*

* *Negligible.*

\# *Subsequent to the LPD, Y. Bhg. Dato' Jamaludin bin Ibrahim has on 28 May 2007 subscribed for 868,183 Maxis Shares by way of exercise of his ESOS Options. Accordingly, his total shareholdings in Maxis is 2,256,183 Maxis Shares representing 0.09% of the issued and paid-up share capital of Maxis as at the LPD. He has indicated his intention to ACCEPT the Offer in relation to his total shareholdings of 2,256,183 Maxis Shares.*

You are advised to closely keep track of the level of acceptance in determining the status of the Offer, that is, as to whether the Offer is closed, becomes or is declared unconditional, revised or extended.

(iii) Duration of the Offer

Binariang intends to close the Offer on the First Closing Date. However, depending on the level of acceptances, Binariang may extend the Offer beyond the First Closing Date in accordance with the Code.

(iv) Expected Settlement Date

If you accept the Offer, Binariang will pay you for the Offer Shares by cheques, banker's drafts and/or cashier's orders which will be despatched by ordinary mail to you or your designated agent, as you may direct, at your own risk in the following manner:

(i) if Binariang receives your acceptance during the period when the Offer is still conditional and such acceptance is deemed by Binariang to be complete and valid in accordance with the terms and conditions in the Offer Document, the remittance will be despatched within 21 days from the date the Offer becomes or is declared unconditional; or

(ii) if Binariang receives your acceptance during the period when the Offer has become or is declared unconditional and such acceptance is deemed by Binariang to be complete and valid in accordance with the terms and conditions in the Offer Document, the remittance will be despatched within 21 days from the date of receipt of such acceptance.

Further information on the other terms of the Offer and the procedures for acceptance and method of settlement is set out in Appendices II and III of the Offer Document.

3. LISTING STATUS

As stated in Section 5 of the Offer Document, the requirements in relation to the public shareholding spread of listed companies are based on Paragraph 8.15 of Bursa Securities LR. Further, it is stated in the Offer Document that **Binariang does not intend to maintain the listing status of Maxis** in the event Maxis does not comply with the shareholding spread requirement of Bursa Securities as a result of acceptances received under the Offer. In this case, Binariang currently does not intend to take any steps in resolving any failure of Maxis to meet the shareholding spread requirement of Bursa Securities as a result of which Bursa Securities may suspend trading in Maxis Shares and thereafter de-list Maxis. The listing status of Maxis will depend on amongst others, the outcome of the level of acceptances, which is illustrated below for various scenarios:

Options available to holders of Offer Shares

If you, for whatever reasons, elect to reject the Offer, you should take note of the following available options based on the level of acceptances for the Offer. The following is only a summary. Please refer to Section 5.11, Part B of this IAC for further details.

	Possible level of acceptances for the Offer	
	Scenario I	**Scenario II**
Resultant shareholding of Binariang in Maxis pursuant to the Offer	75% or less of the issued and paid-up share capital of Maxis.	More than 75% but less than 90% of the issued and paid-up share capital of Maxis.
Possible action by Binariang	Binariang may continue to acquire Maxis Shares from the open market after the Offer Period.	Binariang currently does not intend to take any steps in resolving any failure of Maxis to comply with the required shareholding spread.
Options of Maxis shareholders	Dispose Maxis Shares in the open market or remain as a shareholder of Maxis.	Dispose Maxis Shares in the open market if trading in Maxis Shares is not suspended or if Maxis is not de-listed by Bursa Securities or remain as a shareholder of Maxis.
Consequence	Disposal price of the eventual sale of Maxis Shares is uncertain.	Since Binariang has made clear its intention not to take any steps in resolving any failure of Maxis to comply with the shareholding spread requirements, Bursa Securities may suspend trading in Maxis Shares and thereafter de-list Maxis.

	Possible level of acceptances for the Offer			
	Scenario III		**Scenario IV**	
Resultant shareholding of Binariang in Maxis pursuant to the Offer	90% or more of the issued and paid-up share capital of Maxis *(but acceptances of less than nine-tenths (9/10) in nominal value of the Offer Shares).*^		90%[#] or more of the issued and paid-up share capital of Maxis *(with acceptances of not less than nine-tenths (9/10) in nominal value of the Offer Shares).*^	
Possible action by Binariang	Binariang currently does not intend to take any steps in resolving any failure of Maxis to comply with the required shareholding spread.		Binariang has indicated its intention to invoke Section 34 of the SCA to compulsorily acquire the outstanding Offer Shares.	
Options of Maxis shareholders	Invoke Section 34A and 34B of the SCA.	Not invoke Section 34A of the SCA.	Invoke Section 34B of the SCA.	Not invoke Section 34B of the SCA.
Consequence	You may require Binariang to acquire the Offer Shares on the same terms of the Offer or such terms as may be agreed. If an application to the Court is made under Section 34B of the SCA, the terms under which Binariang will acquire the outstanding Offer Shares will be as determined by the Court.	Bursa Securities may suspend trading in Maxis Shares and thereafter de-list Maxis.	The Court may - (a) order that Binariang shall not be entitled and shall not be bound to acquire the outstanding Offer Shares; or (b) specify terms of the acquisition that are different from the terms of the Offer.	Binariang shall compulsorily acquire the outstanding Offer Shares on the same terms of the Offer.

Notes:

^ *Pursuant to Paragraph 8.15(6) of Bursa Securities LR, all the securities of the listed issuer shall be removed from the Official List of Bursa Securities.*

Given the level of irrevocable undertakings by the parties acting in concert of 59.42% (as at 15 May 2007), Binariang would need to hold approximately 96% of the issued and paid up share capital in order to invoke Section 34 of the SCA.

4. RECOMMENDATION

After careful assessment of the terms of the Offer as contained in the Offer Document and the evaluation as contained in this IAC, the respective parties have recommended the following:

Parties	Recommendation
Your Board (save for Encik Augustus Ralph Marshall and Encik Chan Chee Beng, who are deemed interested in the Offer and have abstained from making any recommendation and Y. Bhg. Dato' Jamaludin bin Ibrahim and Mr Sandip Das, who have voluntarily abstained from making any recommendation)	**Accept** the Offer
RHB INVESTBANK	**Accept** the Offer

You should rely on your own examination of the terms of the Offer as set out in the Offer Document and your own investment objectives before making a decision on the course of action to be taken in relation to the Offer. You should also monitor the prevailing market price of the Shares traded on Bursa Securities during the Offer Period and the relevant transaction costs involved prior to making your decision whether to accept or reject the Offer.

5. TIMETABLE FOR THE OFFER

	Date
Notice of the Offer	3 May 2007
Posting of the Offer Document	24 May 2007
Issuance of this IAC	1 June 2007
Closing Date*	14 June 2007

Note:

* *The Offer will be kept open for acceptances for 21 days from the Posting Date, i.e. until the First Closing Date unless revised or extended as Binariang may decide in accordance with the Code and as announced by CIMB on behalf of Binariang.*

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PART A

LETTER FROM THE BOARD OF MAXIS

MAXIS COMMUNICATIONS BERHAD

(Company No: 158400-V)
(Incorporated in Malaysia)

Registered Office:

Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

1 June 2007

Our Board of Directors:

Y. Bhg. Tan Sri Dato' Megat Zaharuddin bin Megat Mohd. Nor *(Chairman/ Independent Non-Executive Director)*
Y.A.M. Tan Sri Dato' Seri Syed Anwar Jamalullail *(Independent Non-Executive Director)*
Mr Robert William Boyle *(Independent Non-Executive Director)*
Encik Augustus Ralph Marshall *(Non-Executive Director)*
Encik Chan Chee Beng *(Non-Executive Director)*
Y. Bhg. Dato' Jamaludin bin Ibrahim *(Group Chief Executive Officer/ Executive Director)*
Mr Sandip Das *(Chief Executive Officer/ Executive Director)*

To: Our holders of the Offer Shares

Dear Sir/Madam,

CONDITIONAL TAKE-OVER OFFER BY BINARIANG THROUGH CIMB TO ACQUIRE ALL THE VOTING SHARES IN MAXIS AT A CASH OFFER PRICE OF RM15.60 FOR EACH OFFER SHARE

1. INTRODUCTION

On 3 May 2007, CIMB, acting on behalf of Binariang, had served the Notice on your Board informing of Binariang's intention to undertake a conditional take-over offer to acquire all the voting shares in our Company for a cash consideration of RM15.60 for each Offer Share. The Offer Shares shall comprise the existing 2,531,696,000 Shares as at 20 April 2007 and any new Shares that may be issued by our Company arising from the exercise of the options granted by our Company to our employees under the Maxis ESOS before the Closing Date.

Based on Section 3.1.3 of Appendix VI of the Offer Document, the PACs with Binariang who have direct interest in our Company as at 15 May 2007 are Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd, Besitang Selatan Sdn Bhd, Wangi Terang Sdn Bhd, Ria Utama Sdn Bhd, Tetap Emas Sdn Bhd, Maxis Holdings Sdn Bhd, Mujur Anggun Sdn Bhd, Cabaran Mujur Sdn Bhd, Anak Samudra Sdn Bhd, Dumai Maju Sdn Bhd, Nusantara Makmur Sdn Bhd, Tegas Sari Sdn Bhd and Usaha Kenanga Sdn Bhd.

A copy of the Notice was sent to you in the Notification to Shareholders dated 7 May 2007. You should by now have received a copy of the Offer Document, which sets out details of the Offer as well as the procedures for acceptance of the Offer and method of settlement of the Offer.

Pursuant to Section 15 of the Code, your Board has appointed RHB INVESTBANK as the Independent Adviser to advise your independent Board members and you, as holders of the Offer Shares, of the reasonableness of the Offer. The SC had approved the appointment of RHB INVESTBANK to act as the Independent Adviser on 22 May 2007. The SC had, on 31 May 2007, also given its consent to the despatch of this IAC. The consent for the despatch of this IAC does not imply that the SC concurs with the views and recommendation contained in this IAC. It merely means that this IAC has complied with the disclosure requirements under the Code.

Further, your Board has also engaged JPMorgan to carry out a valuation of our Company's Shares for purposes of evaluating the Offer Price pursuant to the Offer.

2. TERMS AND CONDITIONS OF THE OFFER

Binariang is extending the Offer to you to acquire all the voting shares in our Company for a cash consideration of RM15.60 for each Offer Share subject to the terms and conditions below and other terms of the Offer as set out in Appendix II of the Offer Document.

As stated in Section 2 of the Offer Document, the terms and conditions of the Offer are as follows:

(i) Consideration

Binariang will pay you a **cash consideration of RM15.60 for each Offer Share** when you have accepted the Offer. Notwithstanding the provision in Section 1 of Appendix II of the Offer Document, if our Company declares, makes or pays any dividend and/or other distributions before the Closing Date which Binariang is not entitled to retain, Binariang will reduce the Offer Price by the quantum of such net dividend and/or other distributions.

Your Board wishes to highlight that, at the AGM on 29 May 2007, you have approved the declaration of the Final Dividend. The entitlement date for the Final Dividend was on 31 May 2007 (ex-date for the Final Dividend was on 29 May 2007). If you accepted the Offer and transferred the Offer Shares to the Offeror's CDS account on or before 31 May 2007, the Offeror will pay you RM15.60 for each Offer Share. If you accept the Offer and transfer the Offer Shares to the Offeror's CDS account after 31 May 2007, the Offeror will pay you RM15.38 for each Offer Share (being the Adjusted Offer Price). The payment of the Final Dividend will be made on 20 June 2007 to depositors registered in the Record of Depositors at the close of business on 31 May 2007.

You may accept the Offer in respect of all or part of the Offer Shares. Binariang will not pay fractions of a sen. Your entitlement to the cash payment for accepting the Offer will be rounded down to the nearest whole sen.

(ii) Condition

(a) The Offer is **conditional** upon Binariang receiving valid acceptances (on or before the Closing Date provided that they are not, where permitted, subsequently withdrawn) in respect of the Offer Shares from you, which would result in Binariang holding in aggregate, together with such Shares that are already acquired, held or entitled to be acquired or held by Binariang, if any, **more than 50%** of the voting shares in our Company, failing which the Offer shall lapse and all acceptances shall be returned to those of you who have accepted the Offer.

(b) The Offer is also conditional upon the SC's approval under the FIC Guidelines to be obtained within 21 days:

(i) after the First Closing Date; or

(ii) after the condition in 2(ii)(a) above is fulfilled,

whichever is the later, provided that the SC's approval for the Offer under the FIC Guidelines is obtained not later than the 67th day from the Posting Date, failing which the Offer shall lapse.

Your Board wishes to highlight that, as stated in Section 1.4 of the Offer Document, on 2 May 2007, Binariang had obtained irrevocable undertakings from each of the BHC Holders to accept the Offer in respect of all their respective shareholdings in our Company. Hence, when Binariang receives valid acceptances pursuant to the Offer from the BHC Holders, the Offer shall become unconditional as to the acceptances as Binariang and the BHC Holders shall then be holding in aggregate more than 50% of the voting shares in our Company. However the Offer will lapse if the SC's approval is not obtained by 30 July 2007.

(iii) Duration of the Offer

Binariang intends to close the Offer on the First Closing Date. However, depending on the level of acceptances, Binariang may extend the Offer beyond the First Closing Date in accordance with the Code.

(iv) Expected settlement date

If you accept the Offer, Binariang will pay you for the Offer Shares by cheques, banker's drafts and/or cashier's orders which will be despatched by ordinary mail to you or your designated agent, as you may direct, at your own risk in the following manner:

(i) if Binariang receives your acceptance during the period when the Offer is still conditional and such acceptance is deemed by Binariang to be complete and valid in accordance with the terms and conditions in the Offer Document, the remittance will be despatched within 21 days from the date the Offer becomes or is declared unconditional; or

(ii) if Binariang receives your acceptance during the period when the Offer has become or is declared unconditional and such acceptance is deemed by Binariang to be complete and valid in accordance with the terms and conditions in the Offer Document, the remittance will be despatched within 21 days from the date of receipt of such acceptance.

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3. DIRECTORS' COMMENTS ON THE RATIONALE FOR THE OFFER

Your Board has taken cognisance of the rationale for the Offer as disclosed in Section 3 of the Offer Document, which is as stated below:

"The Offer is in line with Binariang's intention to obtain majority control of more than 50% equity interest in Maxis with the ultimate objective of full control and privatisation of Maxis.

The BHC Holders have nurtured the growth of Maxis since its inception. Maxis is today the largest mobile telecommunications company in Malaysia. Whilst Maxis was a Malaysian telecommunication operator at its initial public offering in year 2002, it has now expanded to markets such as India and Indonesia and continues to look at expanding its business overseas.

Binariang believes that Maxis has the potential to accelerate its growth. However, this will significantly change its financial and risk profile as:

(i) Maxis may face uncertainties surrounding investment and regulatory environments in new markets;

(ii) substantial capital expenditure which requires reinvestment of earnings and may strain the cashflow position and dividend payment capability of Maxis; and

(iii) the increase in gearing to finance the capital expenditure and investments in new markets may result in higher borrowing costs and in turn translate into short to medium term earnings volatility.

Binariang believes that at this stage of Maxis' development, private ownership will accord greater flexibility:

(i) to realise its vision for Maxis to be a leading telecommunications company; and

(ii) enable Maxis to adopt a capital structure which will be consistent with the change in its funding and risk profile.

The Offer gives you the opportunity to dispose of your Maxis Shares for cash at RM15.60 for each Offer Share. The Offer Price represents the highest price of Maxis Shares since its listing on the Main Board of Bursa Securities in year 2002."

Your Board believes that our Company has good prospects with our mature and cash generative market leading business in Malaysia, our fast growing business in the very large Indian market and our early stage operation in the potentially exciting Indonesian market. We have recently taken steps to restructure our investment by increasing our effective interests in the Indonesian subsidiary to 95% and are optimistic about bringing in a new investor in the near future.

However, your Board recognises that the existing new ventures, which are significantly capital intensive, are changing the risk profile of our Group and may tend to make the future earnings more volatile. Any additional new ventures would further impact these possible developments.

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4. **DIRECTORS' COMMENTS ON THE FUTURE PLANS OF OUR GROUP**

As disclosed in Section 7 of the Offer Document, Binariang's future plans for our Group are summarised below:

"(i) *Binariang intends to continue with the existing businesses of the Maxis Group. Having regard to Maxis' previous announcements, Binariang also intends to seek partners to develop the Maxis Group businesses as appropriate. In addition, Binariang intends to accelerate and increase Maxis' capital expenditure in the growth markets. As a result of this, Binariang may implement necessary changes to the corporate structure of the Maxis Group to streamline the businesses of the Maxis Group to expedite and facilitate the foregoing. However, Binariang has no intention to liquidate Maxis;*

(ii) *Binariang intends to review the operations of the Maxis Group from time to time to facilitate optimal utilisation of resources and this may include disposal or redeployment of assets and organisational changes in order to facilitate and achieve optimisation of all resources within the Maxis Group;*

(iii) *Binariang does not intend to retrench any of the employees of the Maxis Group as a direct consequence of the Offer. Nevertheless, there will be continuous constructive measures to improve the efficiency of operations and optimise staff productivity of the Maxis Group. Any such changes, however, will only be implemented after a full and detailed review of Maxis Group's operational and staffing requirements, and in accordance with applicable legislation; and*

Your Board notes that the future plans as set out above by Binariang are broadly consistent with the rationale given for the Offer.

(iv) *if delisting of Maxis is imminent under the circumstances as set out in Sections 5 and 6 of the Offer Document, it is the intention of Binariang to then request Maxis to invoke Clause 10 of the bye-laws of the Maxis ESOS with respect to the outstanding options over Maxis Shares which have not vested during the Offer Period, to substitute all such outstanding options with a cash amount ("Equivalent Cash Consideration") that will vest in accordance with the applicable vesting schedule for such outstanding options and subject to the same terms and conditions as in the bye-laws of the Maxis ESOS with respect to options. The Equivalent Cash Consideration will be the difference between the Offer Price (as adjusted under the terms of the Offer) and the exercise price applicable to such outstanding options multiplied by the number of the outstanding options."*

The ESOS was established to attract, retain and motivate employees by permitting them to share in our Company's growth. In the event the Company's Shares are de-listed from Bursa Securities, our Company would need to consider the implication of this event on the ESOS, and address the situation accordingly. At this juncture, your Board takes note of the Offeror's intention (in the event the de-listing of our Company is imminent) to request Maxis to substitute all outstanding Options, which have not vested during the Offer Period, with a cash amount subject to the terms and conditions of the ESOS bye-laws.

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5. LISTING STATUS OF OUR COMPANY AND COMPULSORY ACQUISITION

Under Paragraph 8.15 of Bursa Securities LR, our Company must satisfy the shareholding spread requirement that at least 25% of the Maxis Shares in issue are in the hands of a minimum of 1,000 public shareholders holding not less than 100 Maxis Shares each. As at 30 April 2007, our Company has a total of 40.24% public shareholding spread held by 10,222 public shareholders. Although the above spread meets Bursa Securities LR on public shareholders' spread, in the course of the Offer, the amount may fall short of the requirement of 25% public shareholding spread.

A listed company that fails to maintain the required shareholding spread may request for an extension of time to rectify the situation. Where no extension of time is granted by Bursa Securities, Bursa Securities may suspend trading in the shares of that company and/or de-list that company.

It is the intention of Binariang not to comply with the required shareholding spread for our Company and Binariang currently does not intend to take any steps in resolving any failure of our Company to comply with the required shareholding spread as a result of which Bursa Securities may suspend trading in Maxis Shares and thereafter de-list Maxis.

Should Binariang receives, within 4 months after making the Offer, acceptances by holders of the Offer Shares comprising not less than nine-tenth (9/10) in the nominal value of the Offer Shares (other than Shares already held at the date of the Offer by Binariang or by a nominee or a related corporation of Binariang), Binariang **intends to invoke Section 34 of the SCA** to compulsorily acquire any outstanding Offer Shares subject to Binariang complying with the provisions of Section 34 of the SCA, and necessary steps will be taken to de-list our Company immediately from the Main Board of Bursa Securities.

Under Section 34B of the SCA, any dissenting holder of the Shares may apply to the Court, within 1 month from the date on which the notice was given by Binariang under Section 34 of the SCA, and the Court may order that Binariang shall not be entitled and shall not be bound to acquire the Shares of that dissenting holder of the Shares or specify terms of acquisition that are different from the terms of the Offer.

Should Binariang receives acceptances, at any time before the end of the Closing Date, which result in Binariang holding 90% or more of the issued and paid-up share capital of our Company but less than nine-tenth (9/10) in nominal value of the Offer Shares (other than Shares already held at the date of the Offer by Binariang or by a nominee or a related corporation of Binariang), the dissenting holder of the Shares may by notice invoke Section 34A of the SCA to require Binariang to acquire those Shares on the same terms of the Offer or such other terms as may be agreed.

Where a dissenting holder of the Shares exercises his rights under Section 34A of the SCA, the Court may, on an application made by such holder of Shares under Section 34B of the SCA, order that the terms on which Binariang shall acquire those Shares shall be as the Court thinks fit.

You are advised to consult your legal adviser should you decide to pursue any of the courses of actions described above.

Based on the scenarios above, since Binariang has indicated its intention not to maintain the listing status of our Company and should you decide to reject the Offer, you may end up as a shareholder of unlisted Maxis Shares. **We wish to highlight that the Adjusted Offer Price of RM15.38 is not your only available option.** The Shares may be compulsorily acquired as discussed above. Take note however, there is no assurance that Binariang will invoke Section 34 of the SCA to compulsorily acquire the outstanding Offer Shares although Binariang has indicated that it intends to do so. In the event Binariang does not compulsorily acquire the Shares, you may have the option to own unlisted Maxis Shares.

6. DETAILS OF ACCEPTANCES

CIMB has disclosed in Section 1.4 of the Offer Document that, as at 2 May 2007, Binariang had obtained irrevocable undertakings from each of the following BHC Holders to accept the Offer in respect of all their respective shareholdings in our Company, as follows:

Name	No. of Maxis Shares held	Percentage of issued and paid-up share capital of our Company*
Wilayah Resources Sdn Bhd	133,901,584	5.28
Tegas Puri Sdn Bhd	167,378,718	6.60
Besitang Barat Sdn Bhd	133,901,583	5.28
Besitang Selatan Sdn Bhd	117,164,175	4.62
Wangi Terang Sdn Bhd	59,732,025	2.35
Ria Utama Sdn Bhd	83,689,359	3.30
Tetap Emas Sdn Bhd	83,689,359	3.30
Maxis Holdings Sdn Bhd	397,849,171	15.69
Mujur Anggun Sdn Bhd	50,214,543	1.98
Cabaran Mujur Sdn Bhd	61,665,722	2.43
Anak Samudra Sdn Bhd	43,689,359	1.72
Dumai Maju Sdn Bhd	43,689,359	1.72
Nusantara Makmur Sdn Bhd	74,514,359	2.94
Tegas Sari Sdn Bhd	35,148,789	1.39
Usaha Kenanga Sdn Bhd	20,853,534	0.82
	1,507,081,639	**59.42**

Note:

* *Based on issued and paid-up share capital of our Company as at 15 May 2007 of 2,536,444,000 Shares.*

To the best knowledge of your Board, save as disclosed above, as at 15 May 2007, Binariang has not received any irrevocable undertaking from any other shareholders of our Company to accept the Offer in respect of their shareholdings in our Company.

To the best knowledge of your Board, as at the LPD, there has been no announcement made by CIMB and/or Binariang on the level of acceptances of the Offer Shares.

Further, the following Directors have indicated their intentions to **ACCEPT** the Offer in respect of their entire direct holdings in the Offer Shares prior to the Closing Date:

Name	Designation	No. of Maxis Shares	% of shareholdings^
Y.A.M. Tan Sri Dato' Seri Syed Anwar Jamalullail	Independent Non-Executive Director	9,000	*
Encik Augustus Ralph Marshall	Non-Executive Director	500,000	0.02
Y. Bhg. Dato' Jamaludin bin Ibrahim	Group Chief Executive Officer/ Executive Director	1,388,000#	0.05

Notes:

^ *Computed based on the total issued and paid-up share capital of our Company consisting of 2,541,477,000 Maxis Shares as at the LPD.*

* *Negligible.*

\# *Subsequent to the LPD, Y. Bhg. Dato' Jamaludin bin Ibrahim has on 28 May 2007 subscribed for 868,183 Maxis Shares by way of exercise of his ESOS Options. Accordingly, his total shareholdings in our Company is 2,256,183 Maxis Shares representing 0.09% of the issued and paid-up share capital of Maxis as at the LPD. He has indicated his intention to ACCEPT the Offer in relation to his total shareholdings of 2,256,183 Maxis Shares.*

7. DISCLOSURE OF INTERESTS

The relevant disclosure by your Board as required under the Code is set out in Section 3 of Appendix IV of this IAC.

8. INDEPENDENT ADVISER'S LETTER

You are advised to read and consider the views and recommendation of RHB INVESTBANK, who has been appointed as the Independent Adviser by your Board to advise you and your independent Board members. The letter from RHB INVESTBANK is included in Part B of this IAC.

9. JPMORGAN VALUATION LETTER

You are advised to read and consider the valuation letter prepared by JPMorgan, who has been engaged by your Board to carry out a valuation of our Company's Shares for purposes of evaluating the Offer Price pursuant to the Offer. JPMorgan Valuation Letter is included in Appendix III of this IAC.

10. DIRECTORS' RECOMMENDATION

Your Board notes that the Adjusted Offer Price is above the highest traded price achieved since the listing of our Shares on the Main Board of Bursa Securities in 2002 and prior to the receipt of the Notice, and is at about 20% premium over the last traded pre Offer Price. Your Board also notes that Binariang does not intend to maintain the listing status of our Company in the event that our Company does not comply with the shareholding spread requirement of Bursa Securities as a result of acceptances received under the Offer.

Your Board (save for Encik Augustus Ralph Marshall and Encik Chan Chee Beng, who are deemed interested in the Offer and have abstained from making any recommendation, and Y. Bhg. Dato' Jamaludin bin Ibrahim and Mr Sandip Das, who have voluntarily abstained from making any recommendation) after careful examination of the details of the Offer as contained in the Offer Document and taking into consideration the evaluation and recommendation by RHB INVESTBANK as contained in Part B of this IAC and the valuation of our Company's Shares conducted by JPMorgan as included in Appendix III of this IAC, as well as the above factors, concurs with the recommendation of RHB INVESTBANK and recommends you to **accept** the Offer.

You should rely on your own examination of the details of the Offer as set out in the Offer Document and your own investment objectives before making a decision on the course of action to be taken in relation to the Offer. You should also monitor the prevailing market price of the Shares traded on Bursa Securities during the Offer Period and the relevant transaction costs involved prior to making your decision whether to accept or reject the Offer.

You are reminded that you are allowed to accept the Offer in respect of ALL or PART of the Shares.

Yours faithfully
For and on behalf of the Board of Directors of
Maxis Communications Berhad

Y. Bhg. Tan Sri Dato' Megat Zaharuddin bin Megat Mohd. Nor
Chairman/ Independent Non-Executive Director

PART B

INDEPENDENT ADVICE LETTER FROM RHB INVESTBANK

Joint Sponsor :
invest
malaysia
2007

RHB◇INVESTBANK
Corporate Finance • Capital Markets • Securities

1 June 2007

To: The holders of the Offer Shares

Dear Sir/Madam,

CONDITIONAL TAKE-OVER OFFER BY BINARIANG THROUGH CIMB TO ACQUIRE ALL THE VOTING SHARES IN MAXIS AT A CASH OFFER PRICE OF RM15.60 FOR EACH OFFER SHARE

1. INTRODUCTION

On 3 May 2007, CIMB, acting on behalf of Binariang, had served the Notice on your Board informing of Binariang's intention to undertake a conditional take-over offer to acquire all the voting shares in Maxis for a cash consideration of RM15.60 for each Offer Share. The Offer Shares shall comprise the existing 2,531,696,000 Maxis Shares as at 20 April 2007 and any new Maxis Shares that may be issued by Maxis arising from the exercise of the options granted by Maxis to its employees under the Maxis ESOS before the Closing Date.

Based on Section 3.1.3 of Appendix VI of the Offer Document, the PACs with Binariang who have direct interest in Maxis as at 15 May 2007 are Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd, Besitang Selatan Sdn Bhd, Wangi Terang Sdn Bhd, Ria Utama Sdn Bhd, Tetap Emas Sdn Bhd, Maxis Holdings Sdn Bhd, Mujur Anggun Sdn Bhd, Cabaran Mujur Sdn Bhd, Anak Samudra Sdn Bhd, Dumai Maju Sdn Bhd, Nusantara Makmur Sdn Bhd, Tegas Sari Sdn Bhd and Usaha Kenanga Sdn Bhd.

Pursuant to Section 15 of the Code, your Board has appointed RHB INVESTBANK as the Independent Adviser to advise your independent Board members and you, as holders of the Offer Shares, of the reasonableness of the Offer. The SC had approved the appointment of RHB INVESTBANK to act as the Independent Adviser on 22 May 2007. The SC had, on 31 May 2007, also given its consent to the despatch of this IAC. However, the consent of the SC for the despatch of this IAC does not imply that the SC concurs with the views and recommendation of RHB INVESTBANK, but only means that this IAC has been prepared in compliance with the provisions of the Code.

Further, your Board has also engaged JPMorgan to carry out a valuation of the Company's Shares for purposes of evaluating the Offer Price pursuant to the Offer.

A copy of the Notice was sent to you in the Notification to Shareholders dated 7 May 2007. You should have by now received a copy of the Offer Document, which sets out details of the Offer as well as the procedures for acceptance of the Offer and method of settlement of the Offer.

The purpose of this IAC is to provide you with the relevant information on the Offer, our independent evaluation of the terms and conditions of the Offer and our views and recommendation subject to the scope of our role and evaluation specified herein.

YOU ARE ADVISED TO READ THIS IAC TOGETHER WITH THE OFFER DOCUMENT, A COPY OF WHICH HAS BEEN DESPATCHED TO YOU EARLIER, AND TO CONSIDER CAREFULLY OUR RECOMMENDATION CONTAINED HEREIN BEFORE TAKING ANY ACTION. THIS IAC DOES NOT CONSTITUTE AN OFFER OR ANY PART THEREOF. THE DETAILS OF THE OFFER ARE SET OUT IN THE OFFER DOCUMENT.

IF YOU ARE IN ANY DOUBT ABOUT THE OFFER, YOU SHOULD CONSULT YOUR STOCKBROKER, BANKER, SOLICITOR, ACCOUNTANT OR OTHER APPROPRIATE PROFESSIONAL ADVISER IMMEDIATELY.

RHB INVESTMENT BANK BERHAD (19663-P) Formerly known as RHB Sakura Merchant Bankers Berhad
(A Participating Organization of Bursa Malaysia Securities Berhad)
Level 9, Tower Three, RHB Centre, Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia.
Tel: +603-92873888 Fax: +603-92878000 www.rhbinvestbank.com

2. TERMS AND CONDITIONS OF THE OFFER

(i) Consideration

According to Section 2 of the Offer Document, Binariang will pay you a **cash consideration of RM15.60 for each Offer Share** when you have accepted the Offer. Notwithstanding the provision in Section 1 of Appendix II of the Offer Document, if Maxis declares, makes or pays any dividend and/or other distributions before the Closing Date which Binariang is not entitled to retain, Binariang will reduce the Offer Price by the quantum of such net dividend and/or other distributions.

You should take note that, on 29 May 2007, the shareholders of Maxis at the AGM had approved the declaration of the Final Dividend. The entitlement date for the Final Dividend was on 31 May 2007 (ex-date for the Final Dividend was on 29 May 2007). If you accepted the Offer and transferred the Offer Shares to the Offeror's CDS account on or before 31 May 2007, the Offeror will pay you RM15.60 for each Offer Share. If you accept the Offer and transfer the Offer Shares to the Offeror's CDS account after 31 May 2007, the Offeror will pay you RM15.38 for each Offer Share (being the Adjusted Offer Price). The payment of the Final Dividend will be made on 20 June 2007 to depositors registered in the Record of Depositors at the close of business on 31 May 2007.

You may accept the Offer in respect of all or part of the Offer Shares. Binariang will not pay fractions of a sen. Your entitlement to the cash payment for accepting the Offer will be rounded down to the nearest whole sen.

(ii) Condition

(a) The Offer is **conditional** upon Binariang receiving valid acceptances (on or before the Closing Date provided that they are not, where permitted, subsequently withdrawn) in respect of the Offer Shares from you which would result in Binariang holding in aggregate, together with such Maxis Shares that are already acquired, held or entitled to be acquired or held by Binariang, if any, **more than 50%** of the voting shares in Maxis, failing which the Offer shall lapse and all acceptances shall be returned to those of you who have accepted the Offer.

(b) The Offer is also conditional upon the SC's approval under the FIC Guidelines to be obtained within 21 days:

(i) after the First Closing Date; or

(ii) after the condition in 2(ii)(a) above is fulfilled,

whichever is the later, provided that the SC's approval for the Offer under the FIC Guidelines is obtained not later than the 67th day from the Posting Date, failing which the Offer shall lapse.

As stated in Section 1.4 of the Offer Document, on 2 May 2007, Binariang has obtained irrevocable undertakings from each of the BHC Holders to accept the Offer in respect of all their respective shareholdings in Maxis. Hence, when Binariang received valid acceptances pursuant to the Offer from the BHC Holders, the Offer shall become unconditional as to the acceptances as Binariang and the BHC Holders shall then be holding in aggregate more than 50% of the voting shares in Maxis. However the Offer will lapse if the SC's approval is not obtained by 30 July 2007.

(iii) **Duration of the Offer**

Binariang intends to close the Offer on the First Closing Date. However, depending on the level of acceptances, Binariang may extend the Offer beyond the First Closing Date in accordance with the Code.

(iv) **Expected settlement date**

If you accept the Offer, Binariang will pay you for the Offer Shares by cheques, banker's drafts and/or cashier's orders which will be despatched by ordinary mail to you or your designated agent, as you may direct, at your own risk in the following manner:

(i) if Binariang receives your acceptance during the period when the Offer is still conditional and such acceptance is deemed by Binariang to be complete and valid in accordance with the terms and conditions in the Offer Document, the remittance will be despatched within 21 days from the date the Offer becomes or is declared unconditional; or

(ii) if Binariang receives your acceptance during the period when the Offer has become or is declared unconditional and such acceptance is deemed by Binariang to be complete and valid in accordance with the terms and conditions in the Offer Document, the remittance will be despatched within 21 days from the date of receipt of such acceptance.

You are advised to refer to Appendices II and III of the Offer Document for further information on the other terms of the Offer, and the procedures for acceptance and method of settlement.

3. DETAILS OF ACCEPTANCES

As stated in Section 1.4 of the Offer Document, as at 2 May 2007, Binariang had obtained irrevocable undertakings from each of the following BHC Holders to accept the Offer in respect of all their respective shareholdings in Maxis as follows:

Name	No. of Maxis Shares held	Percentage of issued and paid-up share capital of Maxis*
Wilayah Resources Sdn Bhd	133,901,584	5.28
Tegas Puri Sdn Bhd	167,378,718	6.60
Besitang Barat Sdn Bhd	133,901,583	5.28
Besitang Selatan Sdn Bhd	117,164,175	4.62
Wangi Terang Sdn Bhd	59,732,025	2.35
Ria Utama Sdn Bhd	83,689,359	3.30
Tetap Emas Sdn Bhd	83,689,359	3.30
Maxis Holdings Sdn Bhd	397,849,171	15.69
Mujur Anggun Sdn Bhd	50,214,543	1.98
Cabaran Mujur Sdn Bhd	61,665,722	2.43
Anak Samudra Sdn Bhd	43,689,359	1.72
Dumai Maju Sdn Bhd	43,689,359	1.72
Nusantara Makmur Sdn Bhd	74,514,359	2.94
Tegas Sari Sdn Bhd	35,148,789	1.39
Usaha Kenanga Sdn Bhd	20,853,534	0.82
	1,507,081,639	**59.42**

Note:

* *Based on issued and paid-up share capital of Maxis as at 15 May 2007 of 2,536,444,000 Maxis Shares.*

To the best knowledge of your Board, save as disclosed above, as at 15 May 2007, Binariang has not received any irrevocable undertaking from any other shareholders of Maxis to accept the Offer in respect of their shareholdings in Maxis.

To the best knowledge of your Board, as at the LPD, there has been no announcement made by CIMB and/or Binariang on the level of acceptances of the Offer Shares.

Further, the following Directors have indicated their intentions to **ACCEPT** the Offer in respect of their entire direct holdings in the Offer Shares prior to the Closing Date:

Name	Designation	No. of Maxis Shares	% of shareholdings^
Y.A.M. Tan Sri Dato' Seri Syed Anwar Jamalullail	Independent Non-Executive Director	9,000	*
Encik Augustus Ralph Marshall	Non-Executive Director	500,000	0.02
Y. Bhg. Dato' Jamaludin bin Ibrahim	Group Chief Executive Officer/ Executive Director	1,388,000#	0.05

Notes:

^ *Computed based on the total issued and paid-up share capital of Maxis consisting of 2,541,477,000 Maxis Shares as at the LPD.*

* *Negligible.*

\# *Subsequent to the LPD, Y. Bhg. Dato' Jamaludin bin Ibrahim has on 28 May 2007 subscribed for 868,183 Maxis Shares by way of exercise of his ESOS Options. Accordingly, his total shareholdings in Maxis is 2,256,183 Maxis Shares representing 0.09% of the issued and paid-up share capital of Maxis as at the LPD. He has indicated his intention to ACCEPT the Offer in relation to his total shareholdings of 2,256,183 Maxis Shares.*

You should closely keep track of the level of acceptance in determining the status of the Offer, that is, as to whether the Offer is closed, becomes or is declared unconditional, revised or extended.

Hence, when Binariang receives valid acceptances pursuant to the Offer from the BHC Holders, the Offer shall be made unconditional as to the acceptances as Binariang and the BHC Holders shall then be holding in aggregate more than 50% of the voting shares in the Company.

4. LIMITATIONS TO OUR EVALUATION OF THE OFFER

RHB INVESTBANK was not involved in the formulation of the terms and conditions of the Offer. In performing our evaluation, we have relied mainly on the following sources of information/documents:

(i) information contained in the Offer Document;

(ii) information furnished to us by Maxis; and

(iii) other publicly available information.

We have not independently verified the abovementioned information and documents for their accuracy, validity and/or completeness and express no opinion on any such information/documents nor have we undertaken any independent investigation into the business of Maxis. In formulating our recommendation, we have also relied on the reasonableness, accuracy and completeness of the information/documents provided to us by Maxis. In addition, certain financial information in this letter are forward-looking in nature and it should be noted that that these forward-looking statements are based on analysts consensus estimates which are subject to uncertainties and contingencies.

Further, we have also relied on the representations from your Board that they have made all reasonable enquiries, and that, to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement in this IAC false or misleading in relation to the Maxis Group.

As the Independent Adviser, RHB INVESTBANK have evaluated the Offer and in forming our opinion on the reasonableness of the Offer, we have taken into consideration pertinent matters which we believe are of general importance to the assessment of the financial implications of the Offer, and would generally be of significant relevance and concern. Our opinion as set out in this letter is based on market, economic, industry and other conditions (if applicable) prevailing at, and the information/documents made available to us as of the LPD. Therefore, it is not within our scope or responsibility to update, revise or reaffirm our opinion in light of any subsequent development after the LPD that may affect our opinion contained herein.

Our appointment as the Independent Adviser does not require us to consider any of your specific investment objectives, financial situation and particular needs. We recommend that any of you who requires specific advice in relation to the Offer in the context of your individual investment objectives, financial situation or particular needs, to consult your professional advisers.

5. OUR EVALUATION OF THE OFFER

In our evaluation of the Offer, we have taken into consideration, amongst others, the following factors:

5.1 Rationale for the Offer

5.2 Adjusted Offer Price compared to historical trading price of Maxis Shares

5.3 Precedent privatisation premium

5.4 Earning multiples of the Maxis Group

5.5 Valuation of the Company's Shares by JPMorgan

5.6 Dividend income

5.7 Intentions of the Offeror regarding the Maxis Group

5.8 Industry overview and future prospects of the Maxis Group

5.9 Financial performance of the Maxis Group

5.10 Risk factors

5.11 Listing status of Maxis and compulsory acquisition.

5.1 Rationale for the Offer

The rationale for the Offer is set out in Section 3 of the Offer Document. We note that with the completion of Maxis' acquisition of Aircel in March 2006, Maxis has established its presence in India. As of end 2006, India's total mobile subscriber base stood at 142 million subscribers with a penetration rate of 12.7%. This is expected to grow to approximately 340 million by 2010. Further, Aircel ended 2006 with operations in 9 circles comprising 7 existing circles of Chennai, Tamil Nadu, North & East Assam, North East, Orissa, Kolkata, Jammu & Kashmir and 2 new circles of Bihar and Himachal Pradesh. The launch of operations in the 2 new circles of Bihar and Himachal Pradesh towards the end of 2006 takes population covered by Maxis' network to over 350 million. Aircel also secured licences to start operations in the remaining 14 circles of India paving the way for it to become a pan-Indian operator covering the entire nation's population of 1.1 billion.

(Source: Maxis' annual report 2006)

We also note that Aircel requires USD3 billion in the next 5 years to spread its reach into 23 circles beginning this year, and part of the funding is expected to come from Maxis' Malaysian operations. Further, over the next 5 years, Maxis is expected to add 20,000 to 25,000 telecommunication towers in India.

(Source: The Star, 16 April 2007)

To date, Maxis have acquired almost 1,000 tower construction sites in Indonesia ready for installation. Changes in the Indonesian regulatory and competitive landscape necessitate the re-evaluation of Maxis business model, marketing and rollout strategies as well as funding plan. With the revised business plan, the management of Maxis is evaluating various strategic options to ensure optimal returns and mitigate risks given the new industry landscape.

(Source: Maxis' annual report 2006)

Given the above, the Group is expected to grow and would require significant amount of capital expenditure to realize the growth. In addition, Maxis Group's expansion in overseas markets, namely in India and Indonesia, will be subject to changes in the regulatory guidelines and economic conditions in those countries.

As at 31 March 2007, the Group's capital commitment stood at approximately RM2.5 billion.

Further, we note from Section 3 of the Offer Document that the Offer provides an opportunity to you to realise your investments in Maxis at the Offer Price or Adjusted Offer Price, which are above the highest traded price of Maxis Shares since its listing on the Main Board of Bursa Securities in year 2002 prior to the receipt of the Notice.

Further details on the Adjusted Offer Price compared to the historical trading price of Maxis Shares are set out in Section 5.2 below.

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5.2 Adjusted Offer Price compared to historical trading price of Maxis Shares

The highest and lowest trading prices of Maxis Shares for each year as traded on Bursa Securities from the date of listing of Maxis on the Main Board of Bursa Securities to the pre-suspension date of 27 April 2007 are as follows:

Year	High (RM)	Low (RM)
2002	6.00	4.36
2003	8.15	4.86
2004	9.50	7.40
2005	10.30	8.00
2006	10.70	8.25
2007		
January	11.70	9.95
February	12.40	11.20
March	12.20	10.70
April	13.20	11.90

(Source: Bloomberg)

The comparison of the Adjusted Offer Price of RM15.38 per Share against the daily closing prices of Maxis Shares based on the VWAP, highest and lowest closing market price for the past 12 months preceding the pre-suspension date of 27 April 2007, and last trading price of the Shares as traded on Bursa Securities on the pre-suspension date of 27 April 2007 are as follows:

Up to 27 April 2007 (pre-suspension date)	Market Price	Adjusted Market Price*	Premium of Adjusted Offer Price over Adjusted Market Price	
	(RM)	(RM)	(RM)	%
5-day VWAP	13.04	12.82	2.56	20.0
1-month VWAP	12.55	12.33	3.05	24.7
3-month VWAP	12.00	11.78	3.60	30.5
12-month VWAP	10.31	10.09	5.29	52.4
Highest price for past 12 months (24, 25 and 27 April 2007)	13.20	12.98	2.40	18.4
Lowest price for past 12 months (20 June 2006)	8.40	8.18	7.20	88.0
Last transacted price as at 27 April 2007	13.00	12.78	2.60	20.3
Last transacted price as at LPD	15.30	15.08	0.30	2.0

(Source: Bloomberg)

Note:

* *After adjusting for the Final Dividend.*

The following chart sets out historical daily closing prices of Maxis Shares traded on Bursa Securities for 1 year preceding the LPD:


Maxis Share
(RM)
KLCI
Adjusted Offer
Price: RM15.38
16
15
14
13
12
11
10
9
8
7
1400
1300
1200
1100
1000
900
800
KLCI
Maxis
27 April 2007, last full trading day before the date of the Notice
May 06
Jun 06
Jul 06
Aug 06
Sep 06
Oct 06
Nov 06
Dec 06
Jan 07
Feb 07
Mar 07
Apr 07
May 07

(Source: Bloomberg)

We note that the Adjusted Offer Price represents a premium of:

- approximately 20.3% over the adjusted closing price of Maxis Shares of RM12.78 as quoted on Bursa Securities on the pre-suspension date, 27 April 2007;
- approximately 18.4% over the adjusted highest daily closing price of Maxis Shares of RM12.98 from date of listing of Maxis on the Main Board of Bursa Securities to the pre-suspension date, 27 April 2007;
- approximately 20.0% to 52.4% over the adjusted VWAP range of RM10.09 to RM12.82 per Share for the 5-day, 1-month, 3-month and 12-month periods up to the pre-suspension date, 27 April 2007; and
- approximately 2.0% over the adjusted closing price of Maxis Shares of RM15.08 as at LPD.

Further, as shown in the table above, the Adjusted Offer Price of RM15.38 is above the highest traded price of Maxis Shares from date of listing of Maxis on the Main Board of Bursa Securities until date of the Notice. Following the date of the Notice, the price of Maxis Shares has increased significantly, and as at the LPD, the closing price of Maxis Shares was RM15.30.

You should note that there is no assurance that the trading price of Maxis Shares will remain at current levels if the Offer is not successful. You should also note that the past trading performance of Maxis Shares *should not in any way be relied upon as an indication of its future trading performance. If the* Offer is not successful, the trading prices of Maxis Shares may revert to their historical trading range before the date of the Notice, which may be below the Adjusted Offer Price.

As such, the Offer provides an opportunity for you to exit and monetise your investments in Maxis Shares at the Adjusted Offer Price, which is higher than the historical market price of the Shares since its listing on the Main Board of Bursa Securities in year 2002 and prior to the receipt of the Notice.

However, if during the course of the Offer Period, the market price of Maxis Shares traded on Bursa Securities rises above the Adjusted Offer Price, it may be more beneficial for you to sell the Shares in the market than to accept the Offer if it is your intention to accept the Offer.

You are advised to closely monitor the price movements of Maxis Shares in the market before deciding to accept or reject the Offer.

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5.3 Precedent privatisation premiums

We have considered all successful privatisation transactions, to the best of our knowledge, on the Main Board of Bursa Securities announced since 1 January 2006 up to and including 21 May 2007, being the LPD ("Precedent Privatisations"), and have reviewed the premiums represented by the acquisition / takeover offer price over the last transacted price, 1 month and 3 months VWAP prior to the Precedent Privatisations. The following is a summary of the Precedent Privatisations:

Acquirer	Target Company	Announcement Date	Offer Price (per share)	<-----Premium----- Last Full Trading Price	Last 1 month VWAP	Last 3 months VWAP ----->
			RM	%	%	%
Bumiputra-Commerce Holdings Berhad	Southern Bank Berhad	14.02.2006	4.30	8.04	7.20	7.87
MMC Corporation Berhad	Johor Port Berhad	14.03.2006	2.50	2.88	3.96	4.33
MMC Corporation Berhad	Malakoff Berhad	17.05.2006	10.35	5.08	7.00	12.52
Khazanah Nasional Berhad	UDA Holdings Berhad	28.06.2006	3.00	28.21	40.59	34.97
Vista Meranti Sdn Bhd	Intan Utilities Berhad	12.09.2006	2.10	14.13	10.44	7.11
Clear Goal Sdn Bhd	AmcorpGroup Berhad	19.09.2006	1.40	9.38	11.12	10.04
Daikin Industries Ltd	O.Y.L Industries Berhad	04.10.2006	5.73	1.42	1.93	2.47
Pantai Irama Ventures Sdn Bhd	Pantai Holdings Berhad	05.10.2006	2.65	1.53	1.77	8.03
IJM Corporation Berhad	RoadBuilder (M) Holdings Berhad	18.10.2006	3.00	6.01	11.42	18.10
Magnum Corporation Berhad	Magnum 4D Bhd	24.11.2006	3.00	2.04	5.98	6.31
Eight Jewels Systems Sdn Bhd	Safeguards Corporation Berhad	10.01.2007	1.15	7.48	10.51	17.56
Lembaga Tabung Angkatan Tentera	Johan Ceramics Berhad	15.01.2007	0.30	11.11	38.27	35.57
			High	28.21	40.59	35.57
			Low	1.42	1.77	2.47
			Median	6.74	8.82	9.04
Binariang	Maxis	03.05.2007	15.38*	**20.3****	**24.7****	**30.5****

(Source: Bloomberg and Bursa Securities' website (http://www.bursamalaysia.com))

Notes:

* *Adjusted Offer Price.*
** *Based on prices after deducting for Final Dividend.*

As shown in the table above, the premiums represented by the Adjusted Offer Price of Maxis Shares over the VWAP of Maxis Shares are above the median premiums represented by the acquisition / takeover offer price over the last transacted price, 1 month and 3 months VWAP prior to the Precedent Privatisations.

5.4 Earnings multiples of the Maxis Group

Based on the audited earnings of the Maxis Group for the FYE 31 December 2006, the Adjusted Offer Price represents a historical PER and EV/EBITDA multiple of approximately 18.3 times and 10.4 times respectively, which is as set out below:

No of Shares issued as at 31 December 2006 ('000)	Long term and short term debts (RM'mil)	Minority Interest (RM'mil)	Cash and cash equivalent (RM'mil)	Basic EPS (RM)	EV (RM'mil)	EBITDA (RM'mil)	PER (times)	EV/ EBITDA (times)
2,521,321	3,702	165	2,463	0.84	40,182	3,852	18.3	10.4

For the purpose of this evaluation, we have considered the historical PER and EV/EBITDA multiples for listed companies in South East Asia, which are mainly involved in the provision of cellular telecommunication services. In addition, we have also considered listed telecommunication companies in India in our evaluation due to Aircel's presence in India. However, it should be noted that the list of companies set out below may not be directly comparable to the Maxis Group in terms of business activities, scale of operations, geographical spread of activities, risk profile, asset base, track record and future prospects. You should note that the comparisons made serves as an illustrative guide only.

Comparable companies	Location	Principal activities
Digi.com Bhd ("Digi")	Malaysia	Investment holding company. Through its subsidiaries, the company establishes, maintains and provides wireless telecommunication services through the global system for mobile telecommunications network in Malaysia. Digi also has operation in property holding and other related services.
MobileOne Limited ("MobileOne")	Singapore	MobileOne provides mobile voice and data communications services in Singapore. The company's services include mobile, mobile Internet-enable, roaming and international calling, radio paging, circuit-switched and packet-based data services.
StarHub Limited ("StarHub")	Singapore	StarHub operates integrated fixed and mobile telecommunications services. The company also offers Internet related services, provides mobile solutions and global managed network solution services. StarHub provides services ranging from cable television to paging and wireless data telecommunication in Singapore and other region.
PT Indosat TbK ("PT Indosat")	Indonesia	PT Indosat is a telecommunication and information services provider in Indonesia that provides cellular services (prepaid and postpaid), fixed data services or Multimedia, Internet and Data Communication and fixed voice services including fixed wireless access services.
Excelcomindo Pratama PT ("Excelcomindo")	Indonesia	Excelcomindo provides a wide range of mobile telecommunications services in Indonesia.
Advanced Info Service Public Company Limited ("AISP")	Thailand	AISP is granted a 25-year concession expiring the year 2010 by the Telephone Organization of Thailand ("TOT") to provide cellular phone services. The company provides analog mobile phone services through the Nordic Mobile Telephone (NMT900) network, and digital phone services through the Global Systems for Mobile Communication network.

Comparable companies	Location	Principal activities
Total Access Communication Public Company Limited ("Total Access")	Thailand	Total Access provides cellular mobile telephone services under WorldPhone 800 and WorldPhone 1800 brandnames throughout Thailand. The company also sells cellular handsets and other telecommunications equipment through its Worldmedia network of retail stores.
Globe Telecom, Inc. ("Globe Telekom")	Philippines	Globe Telecom provides wireless application protocol services and digital wireless communication services via GSM network. The company also offers service, which allows users access to a wide range of information and services via a user-friendly menu. In addition, Globe Telecom provides wireline voice and data services.
Bharti Airtel Limited ("Bharti AL")	India	Bharti AL, a part of Bharti Enterprises, provides telecommunications services throughout India. The company provides GSM Mobile Services, broadband, fixed line telephone services, long distance services (international and national) and enterprise services.
Reliance Communications Ltd. ("Reliance Communications")	India	Reliance Communications offers integrated telephone services. The company offers fixed line and wireless voice, data and video transmission services, and internet access.

(Source: Bloomberg)

(i) Historical PER and EV/EBITDA multiple

Comparable companies	PER** (times)	EV/EBITDA** (times)
Digi	18.0	8.2
MobileOne	13.8	6.9
StarHub	16.4	10.5
PT Indosat	26.3	6.4
Excelcomindo	25.3	8.3
AISP	13.7	5.6
Total Access	16.1	6.4
Globe Telekom	13.2	5.3
Bharti AL	37.9	25.6
Reliance Communications	31.2	19.1
High	**37.9**	**25.6**
Low	**13.2**	**5.3**
Median	**17.2**	**7.6**

Comparable companies	PER** (times)	EV/EBITDA** (times)
Historical PER of the Maxis Group based on the Adjusted Offer Price	18.3	-
Historical EV/EBITDA multiple for the Maxis Group based on the Adjusted Offer Price		10.4

(Source: RHB Research Institute Sdn Bhd and Maxis' annual report 2006)

Note:

** *Based on the financial year 2006 and the closing price as at 27 April 2007 (being the pre-suspension date)*

The historical PER of the Maxis Group based on the Adjusted Offer Price of 18.3 times is within the range of the historical PER of the comparable companies of between 13.2 times and 37.9 times and is higher than the median historical PER of the comparable companies of 17.2 times.

The historical EV/EBITDA multiple for the Maxis Group based on the Adjusted Offer Price of 10.4 times is within the range of the historical EV/EBITDA multiples for the comparable companies of between 5.3 times and 25.6 times and is higher than the median historical EV/EBITDA multiples for the comparable companies of 7.6 times.

(ii) Prospective PER and EV/EBITDA multiples for the Maxis Group

We have also compared the prospective PER and EV/EBITDA multiple for the Maxis Group to the prospective PER and EV/EBITDA multiples for the comparable companies for the 2 financial years following the latest full-year financial statements of the comparable companies as set out below:

	Prospective PER#		Prospective EV/EBITDA#	
Comparable companies	**FYE2007 (times)**	**FYE2008 (times)**	**FYE2007 (times)**	**FYE2008 (times)**
Digi	16.2	14.6	8.6	8.0
MobileOne	12.4	12.4	7.0	6.9
StarHub	16.4	14.8	10.2	9.5
PT Indosat	19.2	15.7	5.9	5.4
Excelcomindo	24.8	21.8	8.3	7.6
AISP	12.1	11.2	4.8	4.4
Total Access	10.6	8.0	5.7	4.9
Globe Telekom	12.9	11.7	4.8	4.5
Bharti AL	25.7	19.1	19.2	15.3
Reliance Communications	20.8	15.2	13.9	11.2

Comparable companies	Prospective PER# FYE2007 (times)	Prospective PER# FYE2008 (times)	Prospective EV/EBITDA# FYE2007 (times)	Prospective EV/EBITDA# FYE2008 (times)
High	25.7	21.8	19.2	15.3
Low	10.6	8.0	4.8	4.4
Median	16.3	14.7	7.7	7.3
Prospective PER for Maxis Group based on the Adjusted Offer Price	19.0	17.9	-	-
Prospective EV/EBITDA multiple for the Maxis Group based on the Adjusted Offer Price	-	-	10.5	10.0

(Source: RHB Research Institute Sdn Bhd)

Note:

Based on the closing price as at 27 April 2007 (being the pre-suspension date)

We wish to highlight that the prospective PER and EV/EBITDA multiples for the Maxis Group and the comparable companies are based on analysts' consensus estimates, which are subject to uncertainties and contingencies.

The prospective PER for the Maxis Group based on the Adjusted Offer Price for the FYE2007 and FYE2008 of 19.0 times and 17.9 times respectively are higher than the median prospective PER of the comparable companies for the FYE2007 and FYE2008 of 16.3 and 14.7 times respectively.

Further, the prospective EV/EBITDA multiple for the Maxis Group based on the Adjusted Offer Price for the FYE2007 and FYE2008 of 10.5 times and 10.0 times respectively are higher than the median prospective EV/EBITDA multiples for the comparable companies for the FYE2007 and FYE2008 of 7.7 and 7.3 times respectively.

5.5 Valuation of the Company's Shares by JPMorgan

Your Board has engaged JPMorgan to carry out a valuation of the Company's Shares for purposes of evaluating the Offer Price pursuant to the Offer. Based on JPMorgan Valuation Letter, subject to the assumptions stated therein, JPMorgan had valued Maxis Shares at between RM14.3 and RM16.5 per Maxis Share, including the Final Dividend, and between RM14.1 and RM16.3 per Maxis Share, excluding the Final Dividend.

The valuation was carried out based on a number of valuation methodologies, including, without limitation, trading comparables analysis, discounted cash flow analysis, leveraged returns analysis and such other analysis as deemed appropriate by JPMorgan. The valuation of the Company's Shares using the discounted cash flow method was as at 31 March 2007. In particular, you should note that the valuation is subject to, amongst others, reliability of management's cash flow projections, reasonableness of the discount rate applied, economic, market and other conditions, and other assumptions used by JPMorgan, as further set out in the JPMorgan Valuation Letter, enclosed in Appendix III of this IAC. Further, JPMorgan did not factor in any views as to the price that could be received in any alternative transaction or in a change of control transaction with a third party.

We note that the Adjusted Offer Price is above the top-end of the valuation range obtained from the trading comparable analysis and is within the valuation ranges obtained from both the discounted cash flow analysis and the leveraged return analysis. The details set out above should be read in conjunction with the JPMorgan Valuation Letter, enclosed in Appendix III of this IAC.

5.6 Dividend income

The Offer has also been evaluated from a dividend income perspective as set out below.

The historical profit track record of the Maxis Group and the dividend payments to the shareholders of Maxis Shares for the past 5 FYEs 31 December 2006 are as below:

FYE	Audited consolidated PAT and after minority interest (RM '000)	Gross dividend per Share (RM)
31 December 2002	949.7	0.19
31 December 2003	1,841.4	0.24
31 December 2004	1,597.5	0.46
31 December 2005	1,648.5	0.58
31 December 2006	2,103.9	0.72
Average annual gross dividend per Share*		**0.44**

Note:

* *Based on the average gross dividend per Share over the last 5 years.*

Based on the table above, Maxis' average annual gross dividend per Share is approximately RM0.44 per Share. *For illustrative purposes*, we have considered the average annual gross dividend per Share (calculated over the past 5 years dividend income) and the highest dividend declared since the listing of Maxis as the dividend income for the next 12 months for the dividend income analysis.

The following possible scenarios on your financial position of holding 1,000 Shares for a period of 1 year should you choose to accept or reject the Offer is set out as below:

		Scenario I	Gross annual income Scenario II
		Dividend of RM0.44 per Share RM	Dividend of RM0.72 per Share RM
Acceptance of the Offer and placement of the gross proceeds of RM15,380 into fixed deposit to earn interest income at 3.70% per annum *	(A)	569.1	569.1
Rejection of the Offer and retention of Shares, earning an estimated gross dividend income for the next 12 months	(B)	440.0	720.0
Difference (A less B)		**129.1**	**(150.9)**

Note:

* *Based on the 12 months fixed deposit rate as quoted by Malayan Banking Berhad (www.maybank2u.com.my) with effect from 10 May 2007.*

Scenario 1 – assuming Maxis declares and pay the average annual gross dividend of RM0.44 per Share

Based on the analysis above, those of you who hold 1,000 Shares will be in a better financial position if you accept the Offer and place the proceeds from the Offer into fixed deposit that will yield a higher gross annual interest income of RM569.1 as compared to gross dividend income of RM440.0.

Scenario 2 – assuming Maxis declares and maintains the dividend quantum of RM0.72 per Share (being the highest dividend quantum declared since its listing in 2002)

Based on the analysis above, those of you who hold 1,000 Shares will be in a better financial position if you reject the Offer and retain the Shares to earn future dividends that will yield a higher gross annual income of RM720.0 as compared to accepting the Offer and receiving an interest income of RM569.1 annually.

Nevertheless, you should take note that Binariang has mentioned in Section 3 of the Offer Document the dividend payment capability of Maxis will be strained due to substantial capital expenditure and that gearing will be increased to finance the capital expenditure and investments in new markets that would result in higher borrowing costs and in turn translate into short to medium term earnings volatility. Further, based on the latest announced quarterly results for the first quarter ended 31 March 2007 as announced by Maxis, Aircel is expected to expand its network at a brisk pace and improve its brand visibility. Heavy infrastructure investment will require increased borrowing and as a consequence, operating results will reflect higher interest and depreciation charges, and start-up losses.

Hence, the above could potentially impact the dividend paying capability of the Maxis Group in the future. You should note that there is no certainty or assurance that Maxis will maintain its current dividend rate or dividend policy in the future. The future dividend payments by Maxis may be more or may be less than that declared and paid for the FYE 31 December 2006.

It should be noted that in the event you accept the Offer, the actual investment income, which may be earned from the proceeds received from accepting the Offer, will vary depending on various factors such as the manner in which you reinvest the proceeds, taxation implications, transaction costs and other investment opportunities. Hence, you should carefully consider your investment objectives before making any decision on the Offer.

5.7 Intentions of the Offeror regarding the Maxis Group

As disclosed in Section 7 of the Offer Document, Binariang's future plans for the Maxis Group are summarised below:

"*(i)* *Binariang intends to continue with the existing businesses of the Maxis Group. Having regard to Maxis' previous announcements, Binariang also intends to seek partners to develop the Maxis Group businesses as appropriate. In addition, Binariang intends to accelerate and increase Maxis' capital expenditure in the growth markets. As a result of this, Binariang may implement necessary changes to the corporate structure of the Maxis Group to streamline the businesses of the Maxis Group to expedite and facilitate the foregoing. However, Binariang has no intention to liquidate Maxis;*

(ii) *Binariang intends to review the operations of the Maxis Group from time to time to facilitate optimal utilisation of resources and this may include disposal or redeployment of assets and organisational changes in order to facilitate and achieve optimisation of all resources within the Maxis Group;*

(iii) *Binariang does not intend to retrench any of the employees of the Maxis Group as a direct consequence of the Offer. Nevertheless, there will be continuous constructive measures to improve the efficiency of operations and optimise staff productivity of the Maxis Group. Any such changes, however, will only be implemented after a full and detailed review of Maxis Group's operational and staffing requirements, and in accordance with applicable legislation; and*

Based on the above, we are of the view that with Binariang's rationale for the Offer, it would be reasonable and in the interests of Binariang for the Maxis Group to expand its business operations to enhance its shareholders' value. Barring unforeseen circumstances, the future growth and prospects of the Maxis Group appear favourable in the long term with the encouraging outlook for the telecommunication industry.

(iv) *if delisting of Maxis is imminent under the circumstances as set out in Sections 5 and 6 of the Offer Document, it is the intention of Binariang to then request Maxis to invoke Clause 10 of the bye-laws of the Maxis ESOS with respect to the outstanding options over Maxis Shares which have not vested during the Offer Period, to substitute all such outstanding options with a cash amount ("Equivalent Cash Consideration") that will vest in accordance with the applicable vesting schedule for such outstanding options and subject to the same terms and conditions as in the bye-laws of the Maxis ESOS with respect to options. The Equivalent Cash Consideration will be the difference between the Offer Price (as adjusted under the terms of the Offer) and the exercise price applicable to such outstanding options multiplied by the number of the outstanding options."*

As the telecommunications industry become increasingly competitive and liberalized both in Malaysia and elsewhere, Maxis' future growth will depend to a large extent on its ability to retain qualified and experienced personnel. Hence, Binariang's intention to request the Company to substitute the unvested Options by way of an Equivalent Cash Consideration could serve as a tool to retain and motivate the Company's employees.

If you choose to reject the Offer and continue to be a shareholder of Maxis, you should take note of the risk factors (which are not exhaustive) set out in Section 5.10 of this letter.

5.8 Industry overview and future prospects of the Maxis Group

The Maxis Group operates in Malaysia, India and Indonesia. Therefore, we set out below an overview of the performance and economic outlook of the Malaysian, Indian and Indonesian economy together with an overview and outlook of the telecommunication industry in those countries.

5.8.1 Economy overview and prospects

The Malaysian Economy

The Malaysian economy is expected to strengthen in 2007, despite a more challenging external environment. This optimism is underpinned by continued expansion of private sector activities, complemented by Government's pragmatic policies and strategies to diversify and promote the new sources of growth. Overall, real Gross Domestic Products ("GDP") growth is envisaged to expand at 6% in 2007 (2006: 5.8%), consistent with the growth targets outlined in the Ninth Malaysian Plan. Growth will continue to be broad-based with positive contribution from all sectors of the economy.

(Source: Economic Report 2006/2007)

The Malaysian economy is projected to grow at an average rate of 6% p.a. with price stability. This growth will be supported by domestic demand with strong private investment and consumption. Per capita gross national product in terms of purchasing power parity is expected to increase to USD13,878 in 2010.

The services sector is expected to sustain its growth momentum at an average rate of 6.5% p.a. during the Ninth Malaysia Plan period. The growth will be derived from the finance, insurance, real estate and business services as well as the wholesale and retail trade, hotels and restaurant subsectors.

Private consumption is targeted to grow at an average rate of 6.9% p.a., higher than the growth achieved during the Eighth Malaysia Plan period. The expansion is due to the increase in disposal income and the continued improvement in consumer confidence underpinned by sustained employment growth and favourable commodity prices. In line with this projection, per capita private consumption is expected to increase at an average rate of 7.8% p.a. from RM8,071 in 2005 to RM11,753 in 2010. The share of private consumption to GDP is expected to increase to 52.1% in 2010.

(Source: Ninth Malaysia Plan)

The Indian Economy

In India, growth remains rapid, with strong momentum in the manufacturing and services sectors, and projections have been revised up for both 2006 and 2007. Exports have continued to grow robustly, but the current account has moved into deficit as strong domestic demand and high oil prices resulted in a surge in imports. Inflationary pressures have picked up, prompting the Reserve Bank of India to tighten monetary policy. Nevertheless, with monetary conditions still accommodative and credit expanding strongly, further interest rate increases will likely be needed. After three years of fiscal consolidation, the general government deficit remained broadly unchanged in FY2005/06. The draft budget for FY2006/07 aims to resume fiscal consolidation on the back of modest base broadening (primarily of the services tax) and the tight control of current expenditures, and it is important that this objective is achieved. The full pass-through of higher international energy prices into domestic prices (with adequate compensation mechanisms for the poor) is needed to curb the rising quasi-fiscal costs of petroleum subsidies and encourage improvements in energy efficiency. As the government recognizes, the reform agenda also needs to be accelerated in other areas, including infrastructure development, the power sector, and the liberalization of labor laws, while the decision to draw up a roadmap for moving to full capital account convertibility is welcome.

(Source: International Monetary Fund's World Economic Outlook - Spillovers and Cycles in the Global Economy, April 2007)

Rising interest rates in FY2007 will have subtle and wide-ranging consequences, mediated, most importantly, through property development. As liquidity becomes scarce, banks are beginning to reexamine lending practices, which will lead to scaled-back lending for construction and housing loans to allow them to deal with the emerging maturity mismatch. Construction has already decelerated significantly in FY2006. Consumer credit should also come under pressure as banks reallocate loanable funds.

This loss of construction momentum is likely to persist through early FY2007, with knock-on effects for other components of demand. Spending on consumer durables, which has benefited from the construction and sale of new homes, will continue to slow in FY2007. Interest rate rises will also induce consumers to delay consumption, further reducing consumer durables demand. Manufacturing investment will be slightly restrained as falling demand for durables and new homes eases pressure to add industrial capacity. Rising costs of borrowing will also have a direct effect on manufacturing investment, despite good corporate earnings in the current year.

These restraints on demand growth from home buyers, manufacturing investors, and consumers will be accompanied by fiscal discipline, so domestic demand growth will be limited overall. Modest rupee appreciation will contain export growth. However, import growth will remain moderate as well, due to easing demand growth.

These forces are expected to moderate growth rates, bringing aggregate growth down to 8.0% in FY2007, closer to potential. The correction will not be sharp, in large measure because several drivers will continue to hold sway: industrial capacity remains tight, militating for high investment; key consumption goods markets are expanding, independent of new homes sales—including the sale of consumer durables for homes already built or construction under way; and demand for exports remains healthy, though with some deceleration. Thus despite a firm monetary position, momentum should ensure a soft landing.

With aggregate demand back in control, interest rates are likely to stabilize and turn down slightly by FY2008. Growth that year should return to around 8.3%, as interim relief offered by the Federal Pay Commission is expected to buoy consumer spending, and as spending strengthens in the new interest rate environment.

(Source: Asian Development Outlook 2007, Asian Development Bank)

The Indonesian Economy

The Government is at the midpoint of its elected term, and the opportunity to implement reforms that could accelerate economic growth may be fairly brief because electioneering and positioning for 2009 parliamentary and presidential elections will probably start from about mid-2008. The following forecasts assume the administration will push harder in the next year or so to implement the policy measures already in place. They also assume that the Government will improve the legal and regulatory environment, and that regional governments will do a better job in spending transfers from Jakarta.

On this basis, economic expansion is projected to accelerate to 6.0% this year and 6.3% the next, rates of growth not seen since the mid-1990s. A gradual decline in interest rates will likely feed a recovery in bank lending to fuel growth in consumption and investment. The latter should also benefit from the recent strong export performance, as well as an anticipated pickup of manufacturing. A long list of planned infrastructure projects involving public-private partnerships was prepared by the Government in early 2005, but only a handful have been started.

The focus now is on a shorter list of projects; some power, transport, and water supply projects are expected to get under way in 2007 or 2008. Gross fixed investment is forecast to climb to 25–27% of GDP over the forecast period. Spurred by investment growing at above 9% and consumption at 4.5%, GDP growth will likely be ratcheted up in 2008 by election-related spending.

(Source: Asian Development Outlook 2007, Asian Development Bank)

Headline CPI inflation has risen over the past year in most countries, largely due to higher energy prices, although core inflation has also picked up sharply in Indonesia, the Philippines, and to a lesser extent in Thailand. Asset prices have continued to rise strongly, with equity markets posting record highs and property prices continuing to surge. Against this background, many central banks have moved to raise interest rates, although real rates remain low and short term interest rate differentials have generally moved in favor of the U.S. dollar over the past year, one factor behind the moderation of non-FDI capital inflows into the region. Looking forward, monetary policy may need to be tightened further in countries where inflationary pressures have yet to retreat (India, Malaysia, and Thailand). On fiscal policy, the favorable outlook provides an opportunity for countries with high public debt (particularly India, Indonesia, Pakistan, and the Philippines) to take steps to put their public finances on a sustainable medium-term footing.

Generally robust growth, however, has fallen slightly short of expectations in Malaysia and Indonesia, the latter due to high interest rates, the adverse confidence effects of financial market volatility last summer, and increases in domestic fuel prices. Policy priorities include containing inflation (all four countries), reducing public debt (Indonesia, the Philippines), and greater exchange rate flexibility (Malaysia).

(Source: International Monetary Fund's World Economic Outlook - Spillovers and Cycles in the Global Economy, April 2007)

5.8.2 Overview and prospects of the telecommunications industry

The Malaysian telecommunications industry

Growth in the transport, storage and communications subsector is projected to remain robust at 6.7 per cent per annum. Major sources of growth are expected from the communications and transportation industries. The growth in the communications industry will emanate from the increased usage of cellular and its related services, broadcasting as well as Internet services, particularly e-banking, e-commerce and multimedia applications. New sources of growth such as third-generation (3G) mobile phone, terrestrial digital television and Internet telephony services are expected to gain more prominence.

The subscription of cellular telephones in the country is expected to increase from 74.1 per 100 population in 2005 to 85.0 by 2010, largely attributed to convenience, affordability and in keeping with changing lifestyles. To achieve national mobile communications coverage and interoperability, the Third Generation (3G) infrastructure network in terms of service availability, quality and innovative applications, will be expanded in phases. In addition, cooperation amongst mobile operators and local content service providers will be enhanced to ensure extensive provision of mobile Internet to consumers thus further increasing access to Internet-based services such as e-commerce.

(Source: Ninth Malaysian Plan)

Based on the statistics published in the Malaysian Communications and Multimedia Commission's website, out of 19.5 million cellular customers as at 31 December 2006, 16.1 million constitute prepaid customers compared to 16.6 million in the previous year *(Source:www.mcmc.gov.my)*. It is to be noted that the prepaid customers are generally more favorable due to its low risk in terms of low cost of acquiring and risk of bad debt is zero. Further, the penetration rate of the cellular phone in the communications and multimedia industry has decreased from 74.1% in 2005 to 72.3% in 2006.

(Source:www.mcmc.gov.my)

The Indian telecommunications industry

India is the fifth largest telecom services market in the world. The sector has $17.8 billion revenues in FY 2005 and the industry grew by about 36% in FY 2005 over FY 2004. India has a wide subscriber base with over 119 million subscribers - 48 million fixed lines and 71 million wireless - November 2005. The Indian telecom market has grown at about 25% p.a. over the last 5 years. Wireless segment subscriber base grew at 85% per annum; fixed line segment at about 10% per annum. The sector has witnessed the highest FDI flow between 1991 and 2005 at over $ 16 billion. However, tele-density in India is just about 12%. India expected to be among the fastest growing telecom markets in the world and it is projected to grow 30-40% per annum to reach 250 million subscribers by 2009-2010. Over 3 million new users are added every month, mostly in wireless. Favourable demographics and socio economic factors are leading to high growth; (1) Growth of disposable income combined with changes in lifestyle, (2) Increasing affordability - low tariffs, easy payment plans and handset financing, (3) Increased coverage and availability of mobile services, (4) Investment of over $22 billion required across many areas such as:

- telecom devices and software for Internet, broadband and direct to home services, set top boxes, gateway exchange, modem, mobile handsets and consumer premise equipments, gaming devices, EPABX, telecom software;
- telecom services for voice and data via a range of technologies; and
- applications and content development ranging from gaming to education.

The telecom sector is the back-bone for sustaining India's growth momentum in services including IT and ITeS. This sector needs to cater to the needs of over 150 million new subscribers in addition to the existing 100 million subscribers over the next 5 years. This would require an investment of over $20 billion for infrastructure for 125 million mobile customers ($15 – 16 Bn) and 25 million fixed line customers ($7 Bn). Achieving the investment goal (with a large FDI component anticipated) is contingent on a fair and transparent long term policy regime.
Further, the Indian telecom market has both public and private sector companies participating:

- public sector has over 60% market share, down from over 90% in 2000; and
- private companies have added subscribers at a CAGR of 192% since 2000

(Source: Investment Strategy for India, Investment Commission Report, February 2006 by Investment Commission of India (http://www.investmentcommission.in))

The Indonesian Telecommunications Industry

Based on the Annual Report of Maxis for the year 2006, Indonesia is a significant market (226 million population) with a relatively low mobile penetration rate of 29% as of end-2006 and a large addressable market yet to be fully tapped. By the end of 2006, the Indonesian mobile market stood at 66 million subscribers (approximately 3 times the current Malaysia industry size) and is expected to grow to approximately 122 million by 2010 (approximately 4 times the projected Malaysian industry size). Also, the very high industry churn rate of about 9% (around 6 million subscribers) per month provides good opportunity for new players to switch users from incumbent operators. Mobile spending in Indonesia is low at 1.4% of GDP as against a regional average of 1.7% of GDP.

5.8.3 Future prospects of the Maxis Group for the next 12 months

The future offers tremendous growth opportunities as well as challenges in each of Maxis' operating landscapes. While it is expected that the Malaysian overall mobile market gradually approach a penetration rate in excess of 80% in 2007, there are significant opportunities for Maxis in certain underserved market segments and regions. In addition, growth in the mobile infotainment and broadband areas will enable Maxis to obtain a larger share of customer's overall infotainment and communications spend. The Indian market is expected to add more than 60 million subscribers in 2007 while the Indonesian market is expected to grow by more than 13 million subscribers.

(Source: Maxis' annual report 2006)

As mentioned in the annual report of Maxis for the year 2006, Maxis has set out the following strategic thrust to build the Group as a leading regional communications player:

1. Maxis plans to maximise the Group's revenue growth through its overseas operations and new organic investments in Malaysia

    - In India, the Maxis Group will continue to maintain its leadership position in Tamil Nadu and Chennai, and invest appropriately to improve service quality and increase coverage to more than 1,500 towns in these 2 circles. The Maxis Group will capitalise on the momentum gained so far in the new circles and put in the required efforts and resources to rollout "smartly". Maxis Group plan to launch services in the remaining 14 circles over the next 1-2 years after taking into account the market potential and competition in each circle. By then, the Maxis Group will cover the whole of India.

    - In Malaysia, the Maxis Group will continue to move up the value chain in mobile infotainment, while ramping up its 3G and broadband services. In Indonesia, the Maxis Group will step up efforts to rapidly build coverage in all core service areas in the most cost effective manner.

- To further strengthen the Group's presence in the region, the Group will continue to explore new investment opportunities that meet the Group's investment criteria.

2. Build brands based on innovation and service excellence as core values and key differentiator

3. Become a "low" unit cost operator

4. Develop group management and technical capabilities and talent pool

5. Optimise balance sheet and cash management

Further, we also take note that Maxis has recently acquired another 44% stake in NTS, raising its shareholdings in NTS to 95%. According to Maxis' announcement on Bursa Securities, Maxis said that it has "received expressions of interest from potential strategic partners to participate with Maxis in the development of NTS". The strategic partner is expected to assist Maxis to achieve its overall objectives, which includes an accelerated rollout of the NTS network in Indonesia. Hence, the continued commitment of Maxis in the Indonesian cellular market together with the potential in the Indonesia market, where cellular penetration rate remains relatively low at 29% as of end 2006 with a population of 226 million, may translate into improved demand for NTS' telecommunications services.

Based on the above, the economic growth in the countries where the Maxis Group currently operates are forecast to continue to remain strong in 2007 and therefore expected to continue to support the growth of the businesses of the Maxis Group in those countries. In addition, the dynamic corporate strategies of the Maxis Group as highlighted above and the future plans of Binariang on the Maxis Group as stated in Section 7 of the Offer Document, barring unforeseen circumstances, augur well for the future growth and prospects of the Maxis Group and Binariang (the enlarged Maxis Group).

Although the outlook of the telecommunications industry and the prospect of the Maxis Group look promising, we wish to highlight that based on Section 3 of the Offer Document, which sets out the rationale for the Offer, the future performance of the Maxis Group is also dependent on the ability of the enlarged Maxis Group to manage its growth to achieve its strategic objectives whilst keeping its risk profile in the balance.

5.9 Financial performance of the Maxis Group

The profit and dividend record of Maxis based on its audited consolidated financial statements for the past 5 FYE 31 December 2006 and the unaudited consolidated financial statements for the 3-month financial periods ended 31 March 2006 and 31 March 2007 are as follows:

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	<--- Audited					--->	Unaudited 3-month financial period ended 31 March	Unaudited 3-month financial period ended 31 March
	2002	2003	2004	2005	2005 (restated)^	2006	2006	2007
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Revenue	3,768,706	4,680,077	5,689,011	6,370,805	6,370,805	7,706,693	1,7276,838	2,157,269
PBT	1,280,789	1,274,500	2,337,815	2,479,575	2,450,782	2,790,097	707,375	765,198
PAT	949,666	1,841,421	1,597,141	1,639,739	1,613,847	2,007,071	489,970	545,634
Minority interests	-	-	370	34,566	34,676	96,809	20,516	26,444
Net profit for the year/period	949,666	1,841,421	1,597,511	1,674,305	1,648,523	2,103,880	510,486	572,078
Net EPS (basic) # (RM)	0.42	0.75	0.65	0.67	0.66	0.84	0.20+	0.23+
Gross dividend per Share * (RM)	0.19	0.24	0.46	0.58	0.58	0.72	0.10+	-

Notes:

^ *2005 comparative figures have been restated due to changes in accounting policies with retrospective application arising from adoption of the new and revised Financial Reporting Standards, the Malaysian Accounting Standards Board Approved Accounting Standards in Malaysia for Entities Other than Private Entities, that are effective and applicable to Maxis Group for the financial year beginning on 1 January 2006 (further details are disclosed in Notes 2, 3 and 37 to the Maxis Group audited financial statements for the year ended 31 December 2006). No restatement of comparative figures for 2002 to 2004 have been made as the financial effects due to the changes in accounting policies were immaterial.*

\+ *Not annualised.*

\# *Net EPS (basic) = Net profit for the year/period divided by the weighted average number of Maxis Shares in issue.*

* *Gross dividend per Share consists of interim and final dividends declared and proposed in respect of the designated financial years/period.*

The business of the Maxis Group has been profitable over the last 5 financial years. Between the FYE 31 December 2002 and FYE 31 December 2005, the Group registered average revenue and net profit growth of approximately 19.67% and 27.87% year-on-year, respectively. Average EPS (basic) growth over the same period was approximately 23.07% year-on-year. Nevertheless, in 2005, NTS, a company, which was acquired by Maxis in 2005, recorded a loss after taxation of RM70 million, mainly comprising of start-up costs and integration costs.

The improvement in the Group's net profit for the FYE 31 December 2006 was contributed by Aircel, which was acquired in 2006. Aircel contributed RM748 million in revenue and RM160 million in PAT, representing 56% and 41% of the increase in the Group's revenue and PAT respectively in year 2006. In addition to the improved operating performance, the increase in the Group's net profit is also attributable to a recognition of RM99 million one-off items and the cessation of goodwill amortization in year 2006 following adoption of new Financial Reporting Standards (FRS) 138 – Intangible assets that has contributed to the increase in the net profit by RM134 million.

The Group registered an EPS (basic) of RM0.23 for the unaudited 3-month financial period ended 31 March 2007, representing a 10.78% increase compared to the unaudited 3-month financial period ended 31 March 2006.

Going forward, we envisaged the Group to incur a significant amount for capital expenditure to fund the Group's growth in new markets, namely India and Indonesia. Further, we note that the Maxis Group is currently evaluating the business model of its Indonesian operations, which may potentially also require additional funds. Given that the capital investments may require a long gestation period before achieving meaningful return, there could be no assurance that the Maxis Group will continue to record such levels of profitability as it has in the past in the near and medium terms.

5.10 Risk factors

This IAC contains certain forward-looking statements, which are subject to uncertainties. Although the Directors believe that the expectations reflected in such statements are reasonable, there can be no assurance that such expectations will prove to be correct and may materially differ from the actual performance of the Group.

As mentioned in Section 7 of the Offer Document, Binariang intends to continue with the existing businesses of the Maxis Group. Hence, should you for any reasons choose to retain your investment in Maxis and reject the Offer, you should carefully consider, *inter-alia*, the following risk factors (which may not be exhaustive) in addition to other risks, which are inherent to the existing business operations of the Group.

(i) Controlling shareholder

As disclosed in Section 1.4 of the Offer Document, Binariang has obtained irrevocable undertakings from each of the BHC Holders to accept the Offer in respect of all of their respective Offer Shares comprising in aggregate 1,507,081,639 Maxis Shares representing approximately 59.42% of the issued and paid-up share capital of Maxis as at 15 May 2007. As such, Binariang will have a significant influence and control over any operational, management and strategic decisions to be made in respect of the Group, which may have a material and/or adverse effect on the future performance of the Group. In addition, Binariang will be able to control the outcome of certain matters requiring the vote of shareholders including but not limited to dividend policy of Maxis, unless they are required to abstain from voting by law and/or regulations.

(ii) Listing status of Maxis

As stated in Section 5 of the Offer Document, it is the intention of Binariang NOT to maintain the listing status of Maxis in the event Maxis does not comply with the shareholding spread requirement of Bursa Securities as a result of acceptances received under the Offer. Binariang does not intend to take any steps in resolving any failure of Maxis to meet the shareholding spread requirement of Bursa Securities, as a result of which Bursa Securities may suspend trading in Maxis Shares and thereafter de-list Maxis.

Hence, you may potentially hold unlisted Maxis Shares upon the completion of the Offer. You should also note that one of the factors taken into account in the valuation of securities is their liquidity. Hence, the fair value of the Shares may decline after the de-listing due to their lack of liquidity and marketability. Notwithstanding the possibility of subsequently disposing your unlisted shares after the de-listing of Maxis, there is no assurance that you may be able to realize your investment in Maxis Shares as the same value as per the Adjusted Offer Price as there may not be a ready and active market for the unlisted Shares.

Further, if Maxis is de-listed, those of you who do not accept the Offer will remain as minority shareholders in an unlisted company. It should be noted that under such circumstances, Binariang as the controlling shareholder has the right to exercise control over Maxis and its affairs and businesses, including the approval of corporate actions (save for those provided for under the Act) which would normally require the approval of shareholders for a publicly listed company. As such, you should note that the interests of Binariang might differ from the interests of the minority shareholders of Maxis in the future.

In addition, Maxis does not have to comply with Bursa Securities LR with regards to public disclosure requirements of material information.

(iii) Continuity in management

We note that Binariang does not intend to retrench any of the employees of the Maxis Group as a direct consequence of the Offer. However, there will be continuous constructive measures to improve the efficiency of operations and optimise staff productivity of the Maxis Group.

To date, the Group has been guided by its experienced Directors and managed by a team of qualified key personnel who have extensive knowledge and experience in the telecommunication industry. The continued success of the Maxis Group will depend to a significant extent its ability to retain the current personnel and attracting new talent following the completion of the Offer.

We note from the Offer Document that if there are any changes to be made by Binariang, such changes will only be implemented after a full and detailed review of Maxis Group's operational and staffing requirements, and in accordance with applicable legislation.

We also note that Maxis has established an ESOS in order to retain the eligible Directors and employees of the Group who have contributed to the success of the Group. However, if the de-listing of Maxis is imminent, it is the intention of Binariang to request Maxis to substitute all the unvested Options by way of an Equivalent Cash Consideration as stated in Section 7 of the Offer Document. This could serve as a tool to retain and motivate the Company's employees.

Nevertheless, there can be no assurance that any change, shuffling, resignation or redeployment of the Maxis Group's key management, if and when occurs will not materially and/or adversely affect the future performance of the Group.

(iv) Investment activities risk and new ventures

We note from the Offer Document that Binariang believes that the Company has the potential to accelerate its growth. Further, Binariang envisaged during this growth phase, the Company may face uncertainties surrounding investment and regulatory environment in new markets. Binariang also expect that substantial capital expenditure may potentially strain the cashflow position and dividend payment capability of Maxis and increase in gearing to finance the capital expenditure and investments in new markets may result in higher borrowing costs and in turn translate into short to medium term earnings volatility.

In any venture in new markets, there is potential risk that these investments may have longer than expected gestation periods or may not be entirely successful. In this event, the Group may take time to recover or be unable to recover its initial investments.

5.11 Listing status of Maxis and compulsory acquisition

Under Paragraph 8.15 of Bursa Securities LR, Maxis must satisfy the shareholding spread requirement that at least 25% of the Maxis Shares in issue are in the hands of a minimum of 1,000 public shareholders holding not less than 100 Maxis Shares each. As at 30 April 2007, Maxis has a total of 40.24% public shareholding spread held by 10,222 public shareholders. Although the above spread meets Bursa Securities LR on public shareholders' spread, in the course of the Offer, the amount may fall short of the requirement of 25% public shareholding spread.

A listed company that fails to maintain the required shareholding spread may request for an extension of time to rectify the situation. Where no extension of time is granted by Bursa Securities, Bursa Securities may suspend trading in that company's shares and/or de-list that company.

It is the intention of Binariang not to comply with the required shareholding spread for Maxis and Binariang currently does not intend to take any steps in resolving any failure of Maxis to comply with the required shareholding spread.

Set out below is the possible level of acceptances for the Offer, the possible recourse thereof and its consequences to you as a shareholder:

Scenario I

Receipt of acceptances resulting in Binariang holding 75% or less of the issued and paid-up share capital of Maxis

In the event Binariang receives acceptances resulting in its shareholding of 75% or less of the issued and paid-up share capital of Maxis, Maxis will remain in compliance with Paragraph 8.15(1) of Bursa Securities LR provided it continues to meet the shareholding spread requirement that at least 25% of the Maxis Shares in issue are in the hands of a minimum of 1,000 public shareholders holding not less than 100 Maxis Shares each. In this instance, Maxis will continue being a listed entity on Bursa Securities. After the Offer Period, Maxis shareholders may choose to dispose Maxis Shares in the open market or remain as a shareholder of Maxis.

However, Binariang may continue to acquire Maxis Shares from the open market after the Offer Period.

Scenario II

Receipt of acceptances resulting in Binariang holding more than 75% but less than 90% of the issued and paid-up share capital of Maxis

In the event Binariang receives acceptances resulting in its shareholding of more than 75% but less than 90% of the issued and paid-up share capital of Maxis, Binariang does not intend to take any steps in resolving any failure of Maxis to meet the shareholding spread requirement of Bursa Securities.

Under this scenario, Maxis would not have complied with Paragraph 8.15(1) of Bursa Securities LR whereby Maxis must meet the shareholding spread requirement that at least 25% of the Maxis Shares in issue are in the hands of a minimum of 1,000 public shareholders holding not less than 100 Maxis Shares each.

A listed entity that fails to maintain the required shareholding spread may request for an extension of time to rectify the situation. Where no extension of time is granted by Bursa Securities, Bursa Securities may suspend trading in that company's shares and/or de-list that company. Binariang has indicated its intention not to maintain the listing status of Maxis.

Scenario III

Receipt of acceptances resulting in Binariang holding 90% or more of the issued and paid-up share capital of Maxis but receiving acceptances of less than nine-tenths (9/10) in nominal value of the Offer Shares (other than the Maxis Shares already held at the date of the Offer Document by Binariang or by a nominee for or related corporation of Binariang) (which would render Binariang not being able to invoke Section 34 of the SCA whilst holders of the Offer Shares who do not accept the Offer may invoke Section 34A of the SCA)

Should the Offer result in receipt of acceptances by Binariang such that its shareholding is 90% or more of the issued and paid-up share capital of Maxis, Maxis shall be removed from the Official List of Bursa Securities pursuant to Paragraph 8.15(6) of Bursa Securities LR. In this instance, holders of the Offer Shares who decide to reject the Offer would hold unlisted Maxis Shares in view that Binariang has no intention of retaining the listing status of Maxis, as indicated in Section 5 of the Offer Document. Further, pursuant to Paragraph 8.15(4) of Bursa Securities LR, Bursa Securities may at any time suspend the trading of Maxis Shares in the event the public shareholdings spread of Maxis is equal to or below 10% of the total number of Maxis Shares in issue.

At any time before the Closing Date, should Binariang have, by virtue of the acceptances of the Offer, acquired some (but not all) of the Offer Shares and those Offer Shares, which Binariang has acquired, results in Binariang holding 90% or more of the issued and paid-up share capital of Maxis but less than nine-tenths (9/10) in nominal value of the Offer Shares (other than the Maxis Shares already held at the date of the Offer Document by Binariang or by a nominee for or related corporation of Binariang) (which would render Binariang not being able to invoke Section 34 of the SCA), the dissenting holder of the Offer Shares, may, by notice to Binariang, invoke Section 34A of the SCA to require Binariang to acquire those Shares, and Binariang shall be bound to acquire those Shares on the same terms of the Offer or such other terms as may be agreed. Further, Binariang shall, within 1 month after the Closing Date, give dissenting holders of the Offer Shares notice of the rights that are exercisable by them under Section 34A of the SCA and if notice is given before the Closing Date, Binariang shall state that the Offer is still open for acceptance. However, Binariang is not required to give the said notice if it has already given the said holders of the Offer Shares notice under Section 34 of the SCA in respect of the Maxis Shares in question.

In addition, a minority shareholder of Maxis may exercise his rights under Section 34B of the SCA, which allows a dissenting holder of the Offer Shares exercising his rights under Section 34A of the SCA, to make an application to the Court for an order that the terms on which Binariang shall acquire the outstanding Offer Shares shall be as the Court thinks fit.

Scenario IV

Receipt of acceptances resulting in Binariang holding 90% or more of the issued and paid-up share capital of Maxis but receiving acceptances of not less than nine-tenths (9/10) in nominal value of the Offer Shares (other than the Maxis Shares already held at the date of the Offer Document by Binariang or by a nominee for or related corporation of Binariang)

Should the Offer result in receipt of acceptances by Binariang such that its shareholding is 90% or more of the issued and paid-up share capital of Maxis, Maxis shall be removed from the Official List of Bursa Securities pursuant to Paragraph 8.15(6) of Bursa Securities LR. In this instance, holders of Offer Shares who decide to reject the Offer may hold unlisted Maxis Shares in view that Binariang has indicated that it has no intention of retaining the listing status of Maxis, as indicated in Section 5 of the Offer Document. Further, pursuant to Paragraph 8.15(4) of Bursa Securities LR, Bursa Securities may at any time suspend the trading of Maxis Shares in the event the public shareholdings spread of Maxis is equal to or below 10% of the total number of Maxis Shares in issue.

Should Binariang have, by virtue of the acceptances of the Offer, acquired some (but not all) of the Offer Shares and those Offer Shares, which Binariang has acquired, results in Binariang holding 90% or more of the issued and paid-up share capital of Maxis but not less than nine-tenths (9/10) in nominal value of the Offer Shares (other than the Maxis Shares already held at the date of the Offer Document by Binariang or by a nominee for or related corporation of Binariang), within 4 months after making the Offer, Binariang has indicated its intention to invoke the provision of Section 34 of the SCA to compulsorily acquire any outstanding Offer Shares from dissenting holders of Offer Shares who have elected not to accept the Offer within 2 months after the Offer has been so accepted, and necessary steps will be taken to de-list Maxis immediately from the Main Board of Bursa Securities.

Notwithstanding the above, pursuant to Section 34B of the SCA, the Court may, on an application made by any dissenting shareholder, within 1 month from the date on which the notice was given by Binariang pursuant to Section 34 of the SCA, order that Binariang shall not be entitled and shall not be bound to acquire the Offer Shares of the dissenting shareholder or specify terms of acquisition that are different from the terms of the Offer.

Based on the scenarios above, since Binariang has indicated its intention not to maintain the listing status of Maxis and should you decide to reject the Offer, you may end up as a shareholder of unlisted Maxis Shares. **We wish to highlight that the Adjusted Offer Price of RM15.38 is not your only available option.** The outstanding Offer Shares may be compulsorily acquired as discussed above. Take note however, there is no assurance that Binariang will invoke the Section 34 of the SCA to compulsorily acquire the outstanding Offer Shares although Binariang has indicated that they intend to do so. In the event Binariang does not compulsorily acquire the outstanding Offer Shares, you may have the option to own unlisted Maxis Shares.

6. FURTHER INFORMATION

We advise you to refer to the Offer Document and the enclosed Appendices for further information on Maxis, Binariang and other relevant information.

7. CONCLUSION AND RECOMMENDATION

7.1 RHB INVESTBANK is of the view that the Adjusted Offer Price is reasonable based on the following observations:

(i) The Adjusted Offer Price of RM15.38 is above the highest traded price of Maxis Shares from date of listing of Maxis on the Main Board of Bursa Securities until date of the Notice. Additionally, the Adjusted Offer Price represents a premium of:

- approximately 20.3% over the adjusted closing price of Maxis Shares of RM12.78* as traded on Bursa Securities on the pre-suspension date, 27 April 2007;
- approximately 18.4% over the adjusted highest daily closing price of Maxis Shares of RM12.98* from date of listing of Maxis on the Main Board of Bursa Securities to the pre-suspension date, 27 April 2007;
- approximately 20.0% to 52.4% over the adjusted VWAP range of RM10.09* to RM12.82* per Share for the 5-day, 1-month, 3-month and 12-month periods up to the pre-suspension date, 27 April 2007; and
- approximately 2.0% over the adjusted closing price of Maxis Shares of RM15.08* as at LPD.

Note:

* *After adjusting for the Final Dividend.*

However, there is no assurance that the market price of Maxis Shares will trade at or above the Adjusted Offer Price level of RM15.38 if the Offer is not completed;

(ii) The privatisation premiums represented by the Adjusted Offer Price of Maxis Shares over the VWAP of Maxis Shares are above the median premiums represented by the acquisition / takeover offer price over the last transacted price, 1 month VWAP and 3 months VWAP prior to the Precedent Privatisations;

(iii) The historical PER of the Maxis Group based on the Adjusted Offer Price of 18.3 times is within the range of the historical PER of the comparable companies of between 13.2 times and 37.9 times and is higher than the median historical PER of the comparable companies of 17.2 times;

(iv) The historical EV/EBITDA multiple for the Maxis Group based on the Adjusted Offer Price of 10.4 times is within the range of the historical EV/EBITDA multiples for the comparable companies of between 5.3 times and 25.6 times and is higher than the median historical EV/EBITDA multiples for the comparable companies of 7.6 times;

(v) The prospective PER for the Maxis Group based on the Adjusted Offer Price for the FYE2007 and FYE2008 of 19.0 times and 17.9 times respectively are higher than the median prospective PER of the comparable companies for the FYE2007 and FYE2008 of 16.3 and 14.7 times respectively;

(vi) The prospective EV/EBITDA multiple for the Maxis Group based on the Adjusted Offer Price for the FYE2007 and FYE2008 of 10.5 times and 10.0 times respectively are higher than the median prospective EV/EBITDA multiples for the comparable companies for the FYE2007 and FYE2008 of 7.7 and 7.3 times respectively;

(vii) The valuation of the Company's Shares, which was carried out by JPMorgan, of between RM14.3 and RM16.5 per Maxis Share, including the Final Dividend, and between RM14.1 and RM16.3 per Maxis Share, excluding the Final Dividend;

(viii) the rationale of the Offer, the industry overview and future prospects of the Maxis Group and the intentions of the Offeror regarding the Maxis Group;

(ix) Binariang does not intend to maintain the listing status of Maxis in the event Maxis does not comply with the required shareholding spread; and

(x) Binariang intends to invoke Section 34 of the SCA to compulsorily acquire any outstanding Offer Shares in the event Binariang have, by virtue of the acceptances of the Offer, acquired some (but not all) of the Offer Shares and those Offer Shares, which Binariang has acquired, results in Binariang holding 90% or more of the issued and paid-up share capital of Maxis but not less than nine-tenths (9/10) in nominal value of the Offer Shares (other than the Maxis Shares already held at the date of the Offer Document by Binariang or by a nominee for or related corporation of Binariang), within 4 months after making the Offer.

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7.2 In view of the above, we are of the opinion that the Adjusted Offer Price is fair and reasonable and accordingly, we recommend that you **ACCEPT** the Offer.

However, if during the course of the Offer Period, the market price of Maxis Shares on Bursa Securities (and after taking into account your transaction costs) is above the Adjusted Offer Price, it may be more beneficial to you to sell the Shares in the market than to accept the Offer if it is your intention to accept the Offer.

Yours faithfully
For and behalf of
RHB INVESTMENT BANK BERHAD
(formerly known as RHB Sakura Merchant Bankers Berhad)

Chay Wai Leong
Chief Executive Officer

Tengku Azian Shahriman
Senior Vice President
Head of Corporate Finance

1. HISTORY AND BUSINESS

Maxis was incorporated as a private limited company in Malaysia under the name Binariang Sdn Bhd on 19 December 1986 under the Act. On 5 September 1997, the Company was converted to a public limited company and changed its name to Binariang Berhad. The Company assumed its present name, Maxis Communications Berhad, on 12 July 1999. Maxis was listed on Bursa Securities on 8 July 2002.

The principal activities of Maxis are that of a holder of investments and a provider of services to its subsidiaries. The principal activities of the Group are that of a telecommunications provider for mobile, fixed and international gateway services.

In Malaysia, the Maxis Group was granted its telecommunications licences to operate a nationwide mobile network, a domestic fixed network and an international gateway in 1993, and commenced mobile telecommunications operations in August 1995 and fixed line and international operations in early 1996. The licences were replaced by those granted to Maxis Group under Malaysian Communications and Multimedia Act 1998.

Maxis completed its acquisition of 51% equity interest in NTS in April 2005. Subsequently, on 27 April 2007, Maxis completed its acquisition of an additional 44% interest in NTS, bringing its total effective equity interest in NTS to 95%. NTS is principally engaged in the business of providing mobile telecommunications services in Indonesia, and has secured a Certificate of Operational Worthiness from the regulators, and has limited network in Surabaya and Bandung.

Maxis completed its acquisition of 74% equity interest in Aircel in March 2006. Aircel is principally engaged in the business of providing cellular services, and, together with its subsidiaries, has operations in 9 of the 23 telecom circles in the Republic of India. Aircel received licences for the remaining 14 circles as well as National Long Distance and International Long Distance licenses in December 2006. In April 2007, Aircel received spectrum for the Kolkata Licence area (10th Circle).

2. SHARE CAPITAL

As at the LPD, the authorised, issued and paid-up share capital of Maxis are as follows:

Type	Total RM
Authorised	
20,000,000,000 ordinary shares of RM0.10 each	2,000,000,000
Issued and fully paid-up	
2,541,477,000 ordinary shares of RM0.10 each	254,147,700

3. SUBSTANTIAL SHAREHOLDERS

As at the LPD, the substantial shareholders of Maxis and their respective shareholdings in Maxis are as follows:

	Country of incorporation/ Nationality	<---- Direct ----> No. of Maxis Shares	%	<---- Indirect ----> No. of Maxis Shares	%
Maxis Holdings Sdn Bhd	Malaysia	397,849,171	15.65	-	-
Global Multimedia Technologies (BVI) Ltd	British Virgin Islands	-	-	397,849,171 (1)	15.65
East Asia Telecommunications Ltd	British Virgin Islands	-	-	397,849,171 (1)	15.65

	Country of incorporation/ Nationality	< Direct > No. of Maxis Shares	%	< Indirect > No. of Maxis Shares	%
Worldwide Communications Technologies Ltd	British Virgin Islands	-	-	397,849,171 [(1)]	15.65
Eridanes International N.V.	The Netherlands Antilles	-	-	397,849,171 [(2)]	15.65
Pacific Fortune Sdn Bhd	Malaysia	-	-	167,378,718 [(3)]	6.59
MAI Holdings Sdn Bhd	Malaysia	-	-	167,378,718 [(4)]	6.59
Wilayah Resources Sdn Bhd	Malaysia	133,901,584	5.27	-	-
Wilayah Bintang Sdn Bhd	Malaysia	-	-	133,901,584 [(5)]	5.27
Tegas Puri Sdn Bhd	Malaysia	167,378,718	6.59	-	-
Tegas Mahsuri Sdn Bhd	Malaysia	-	-	167,378,718 [(6)]	6.59
Besitang Barat Sdn Bhd	Malaysia	133,901,583	5.27	-	-
Besitang (M) Sdn Bhd	Malaysia	-	-	133,901,583 [(7)]	5.27
Usaha Tegas Equity Sdn Bhd	Malaysia	-	-	552,346,060 [(8)]	21.73
Usaha Tegas Sdn Bhd	Malaysia	-	-	552,346,060 [(9)]	21.73
Pacific States Investment Limited	Jersey, Channel Islands	-	-	552,346,060 [(10)]	21.73
Excorp Holdings N.V.	The Netherlands Antilles	-	-	552,346,060 [(11)]	21.73
PanOcean Management Limited	Jersey, Channel Islands	-	-	552,346,060 [(11)]	21.73
TAK	Malaysian	-	-	1,177,305,974 [(12)]	46.32
Harapan Nusantara Sdn Bhd	Malaysia	-	-	329,775,665 [(13)]	12.98
Tun Haji Mohammed Hanif bin Omar	Malaysian	-	-	331,775,665 [(14)&(15)]	13.05
Dato' Haji Badri bin Haji Masri	Malaysian	-	-	329,775,665 [(14)]	12.98
Mohamad Shahrin bin Merican	Malaysian	130,000	0.01	329,775,665 [(14)]	12.98
Hj. Affendi bin Tun Hj Mohd Fuad Stephens	Malaysian	-	-	329,775,665 [(14)]	12.98
Franklin Resources Inc.	United States	-	-	132,903,500 [(16)]	5.23
Templeton Worldwide Inc.	United States	-	-	132,903,500 [(16)]	5.23
Templeton International Inc.	United States	-	-	132,903,500 [(16)]	5.23
Templeton Asset Management Ltd.	Singapore	-	-	132,903,500 [(16)]	5.23
Employees Provident Fund Board	Malaysia	113,601,000	4.47	16,034,800 [(17)]	0.63

Notes:

(1) *Deemed to have an interest by virtue of its direct interest in Maxis Holdings Sdn Bhd ("MHSB").*

(2) *Eridanes International N.V. ("EINV") is deemed to have an interest in Maxis Shares held by MHSB by virtue of EINV being entitled to exercise 100% of the votes attached to the voting shares in each of Global Multimedia Technologies (BVI) Ltd ("GMT"), East Asia Telecommunications Ltd ("EAT") and Worldwide Communications Technologies Ltd ("WCT").*

(3) *Pacific Fortune Sdn Bhd's ("PFSB") deemed interest in the Maxis Shares arises by virtue of its direct equity interest of 100% in each of Ria Utama Sdn Bhd ("RUSB") and Tetap Emas Sdn Bhd ("TESB") respectively (collectively, "PFSB Subsidiaries"). The PFSB Subsidiaries hold in aggregate 6.59% direct equity interest in Maxis.*

(4) *MAI Holdings Sdn Bhd ("MAIH") is deemed to have an interest in all of the Maxis Shares in which PFSB has an interest, by virtue of its direct equity interest of 100% in PFSB. See Note [(3)] above.*

(5) *Wilayah Bintang Sdn Bhd is deemed to have an interest in all of the Maxis Shares held by Wilayah Resources Sdn Bhd by virtue of its direct equity interest in Wilayah Resources Sdn Bhd.*

(6) *Tegas Mahsuri Sdn Bhd is deemed to have an interest in all of the Maxis Shares held by Tegas Puri Sdn Bhd by virtue of its direct equity interest in Tegas Puri Sdn Bhd.*

(7) *Besitang (M) Sdn Bhd is deemed to have an interest in all of the Maxis Shares held by Besitang Barat Sdn Bhd by virtue of its direct equity interest in Besitang Barat Sdn Bhd.*

(8) *Usaha Tegas Equity Sdn Bhd's ("UTESB") deemed interest in the Maxis Shares arises by virtue of its direct equity interests of 100% in each of Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd which are the holding companies of Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd respectively (collectively, "UT Subsidiaries"). The UT Subsidiaries hold in aggregate 21.73% direct equity interest in Maxis. See Notes [(5)] to [(7)] above.*

(9) *Usaha Tegas Sdn Bhd ("UTSB") is deemed to have an interest in all of the Maxis Shares in which UTESB has an interest, by virtue of UTSB being entitled to exercise 100% of the votes attached to the voting shares of UTESB. See Note [(8)] above.*

(10) *Pacific States Investment Limited ("PSIL") is deemed to have an interest in all of the Maxis Shares in which UTSB has an interest, by virtue of PSIL being entitled to exercise 99.99% of the votes attached to the voting shares of UTSB. See Note [(9)] above.*

(11) *The shares in PSIL are held by Excorp Holdings N.V. ("Excorp") which is in turn held by PanOcean Management Limited ("PanOcean"). PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations including those for charitable purposes. Although PanOcean and TAK are deemed to have an interest in the Maxis Shares in which PSIL has an interest, they do not have any economic or beneficial interest over such shares, as such interest is held subject to the terms of the discretionary trust.*

(12) *TAK is deemed to have an interest by virtue of:*

- *(i)* *his controlling interest in MAI Sdn Berhad, the immediate holding company of Terang Equity Sdn Bhd which in turn has a direct equity interest of 100% in Wangi Terang Sdn Bhd ("WTSB"). WTSB holds 2.35% direct equity interest in Maxis;*
- *(ii)* *his controlling interest in MAIH, the immediate holding company of PFSB which in turn has a direct equity interest of 100% in each of RUSB and TESB respectively. See Note [(4)] above;*
- *(iii)* *the deemed interest of PanOcean. See Note [(11)] above; and*
- *(iv)* *his controlling interest in EINV, the immediate holding company of EAT, GMT and WCT which in turn collectively hold shares in MHSB. See Note [(2)] above.*

(13) *Harapan Nusantara Sdn Bhd ("Harapan Nusantara") is deemed to have an interest in all of the Maxis Shares in which Mujur Anggun Sdn Bhd, Cabaran Mujur Sdn Bhd, Anak Samudra Sdn Bhd, Dumai Maju Sdn Bhd, Nusantara Makmur Sdn Bhd, Usaha Kenanga Sdn Bhd and Tegas Sari Sdn Bhd (collectively, "Harapan Nusantara Subsidiaries") have an interest, by virtue of Harapan Nusantara being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the Harapan Nusantara Subsidiaries. The Harapan Nusantara Subsidiaries hold their respective interests in Maxis as trustees under discretionary trusts for Bumiputera objects. As such, Harapan Nusantara does not have any economic interest in the shares held by the Harapan Nusantara Subsidiaries as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.*

(14) *Deemed to have an interest in the Maxis Shares in which Harapan Nusantara has an interest, by virtue of his 25% direct equity interest in Harapan Nusantara. See Note [(13)] above. However, he does not have any economic interest in the shares held by the Harapan Nusantara Subsidiaries as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.*

(15) *Tun Haji Mohammed Hanif bin Omar is deemed to have an interest over 2,000,000 Maxis Shares held by Dian Tiara Sdn Bhd ("DTSB") by virtue of his direct equity interest of 99% in DTSB.*

(16) *Templeton Asset Management Ltd is a wholly-owned subsidiary of Templeton International Inc. which is a wholly-owned subsidiary of Templeton Worldwide Inc. which in turn is a wholly-owned subsidiary of Franklin Resources Inc.. Deemed to have an interest in 132,903,500 Maxis Shares held through nominees.*

(17) *The Employees Provident Fund Board is deemed to have an interest in 16,034,800 Maxis Shares held through the following registered holders:*

(i) *Aberdeen Asset Management Sdn Bhd in respect of 1,035,500 Maxis Shares;*

(ii) *AmanahRaya JMF Asset Management Sdn Bhd in respect of 50,000 Maxis Shares;*

(iii) *AmInvestment Management Sdn Bhd in respect of 2,678,800 Maxis Shares;*

(iv) *CIMB-Principal Asset Management Bhd in respect of 2,045,100 Maxis Shares;*

(v) *Hwang DBS Investment Management Bhd in respect of 168,700 Maxis Shares;*

(vi) *Mayban Investment Management Sdn Bhd in respect of 800,000 Maxis Shares;*

(vii) *Nomura Asset Management (S'pore) Ltd. in respect of 1,563,700 Maxis Shares;*

(viii) *RHB Asset Management Sdn Bhd in respect of 1,693,000 Maxis Shares;*

(ix) *PHEIM Asset Management Sdn Bhd in respect of 3,400,000 Maxis Shares; and*

(x) *SBB Asset Management Sdn Bhd in respect of 2,600,000 Maxis Shares.*

4. DIRECTORS AND THEIR SHAREHOLDINGS

As at the LPD, the Directors of Maxis and their respective shareholdings in Maxis are as follows:

Name	Nationality	<----- Direct -----> No. of Maxis Shares	%	<----- Indirect -----> No. of Maxis Shares	%
Y. Bhg. Tan Sri Dato' Megat Zaharuddin bin Megat Mohd Nor	Malaysian	-	-	-	-
Y.A.M. Tan Sri Dato' Seri Syed Anwar Jamalullail	Malaysian	9,000	*	-	-
Encik Augustus Ralph Marshall	Malaysian	500,000[(1)]	0.02	-	-
Encik Chan Chee Beng	Malaysian	-	-	-	-
Mr Robert William Boyle	British	-	-	-	-
Y. Bhg. Dato' Jamaludin bin Ibrahim[(3)]	Malaysian	1,388,000[(2)]	0.05	-	-
Mr Sandip Das[(4)]	Indian	-	-	-	-

Notes:

* *Negligible*

(1) *Held through a nominee, namely, CIMSEC Nominees (Tempatan) Sdn Bhd.*

(2) *100,000 Maxis Shares are held through a nominee, namely, RHB Capital Nominees (Tempatan) Sdn Bhd, 1,250,000 Maxis Shares are held through a nominee, namely, Citicorp Nominees (Tempatan) Sdn Bhd and 38,000 Maxis Shares are registered in his own name.*

(3) *Subsequent to the LPD, Y. Bhg. Dato' Jamaludin bin Ibrahim has on 28 May 2007 subscribed for 868,183 Maxis Shares by way of exercise of his ESOS Options. Accordingly, his total shareholdings in Maxis is 2,256,183 Maxis Shares representing 0.09% of the issued and paid-up share capital of Maxis as at the LPD. He also holds 1,646,395 Options over unissued Maxis Shares pursuant to the Maxis ESOS.*

(4) *Holds up to 5,000,000 Options over unissued Maxis Shares pursuant to the Maxis ESOS.*

5. SUBSIDIARIES AND ASSOCIATED COMPANIES

As at the LPD, the details of Maxis' subsidiaries are as follows:

Company	Date and Country of incorporation	Issued and paid-up share capital RM *(unless otherwise stated)*	Effective equity interest %	Principal activities
Advance Wireless Technologies Sdn Bhd	21.06.2000/ Malaysia	3,333,336	75	Provider of wireless multimedia related services
Castle Rock Equity Sdn Bhd	06.01.1983/ Malaysia	281,640	100	Holder of property
Hotlink Communications Berhad	09.06.2004/ Malaysia	2	100	Dormant
Hotlink Data Services Sdn Bhd	09.06.2004/ Malaysia	2	100	Dormant
Hotlink Entertainment Sdn Bhd	09.06.2004/ Malaysia	2	100	Dormant
Hotlink Events Sdn Bhd	09.06.2004/ Malaysia	2	100	Dormant
Hotlink Interactive Services Sdn Bhd	09.06.2004/ Malaysia	2	100	Dormant
Hotlink Lifestyle Sdn Bhd	10.06.2004/ Malaysia	2	100	Dormant
Hotlink One Club Sdn Bhd	09.06.2004/ Malaysia	2	100	Dormant
Hotlink Prepaid Sdn Bhd	09.03.2004/ Malaysia	2	100	Dormant
Hotlink Services Sdn Bhd	09.03.2004/ Malaysia	2	100	Dormant
Hotlink SMS Games Sdn Bhd	09.06.2004/ Malaysia	2	100	Dormant
Hotlink Telecommunications Sdn Bhd	09.06.2004/ Malaysia	2	100	Dormant
Hotlink Touch Sdn Bhd	28.08.2004/ Malaysia	2	100	Dormant
Malaysian Mobile Services Sdn Bhd	20.07.1981/ Malaysia	1,293,884,000	100	Provider of mobile telecommunications products and services

Company	Date and Country of incorporation	Issued and paid-up share capital RM *(unless otherwise stated)*	Effective equity interest %	Principal activities
Maxis Broadband Sdn Bhd	12.02.1992/ Malaysia	1,000,002	100	Operator of a national public switched network and provider of internet and internet application services and include owning, maintaining, building and operating radio facilities and associated switches
Maxis Collections Sdn Bhd	10.04.1996/ Malaysia	2	100	Collector of telecommunications revenue for fellow subsidiaries
Maxis Data Services Sdn Bhd	09.06.2004/ Malaysia	2	100	Dormant
Maxis Events Sdn Bhd	09.06.2004/ Malaysia	2	100	Dormant
Maxis International Sdn Bhd	12.05.1992/ Malaysia	2,500,002	100	Operator of an international gateway
Maxis Lifestyle Sdn Bhd	09.06.2004/ Malaysia	2	100	Dormant
Maxis Management Services Sdn Bhd	24.01.1994/ Malaysia	200,000	100	Provider of management services to fellow subsidiaries
Maxis Mobile Sdn Bhd	28.11.1991/ Malaysia	2,500,002	100	Operator of mobile telecommunications and provider of corporate support and service functions for the Group as well as carrying out special niche project(s) such as Universal Service Provision
Maxis Multimedia Sdn Bhd	27/10/2000 Malaysia	2	100	Provider of multimedia related services
Maxis One Club Sdn Bhd	09.06.2004/ Malaysia	2	100	Dormant
Maxis Sdn Bhd	28.12.2005/ Malaysia	2	100	Dormant
Maxis SMS Games Sdn Bhd	09.06.2004/ Malaysia	2	100	Dormant
Rawa Utara Sdn Bhd	21.07.1993/ Malaysia	200,000	100	Letting of property
East Asia Communications Holdings N.V. ("EACH") [(1)]	09.07.2004/ The Netherlands Antilles	USD6,000	100	Holder of investments (dormant)

Company	Date and Country of incorporation	Issued and paid-up share capital RM (unless otherwise stated)	Effective equity interest %	Principal activities
PT Maxis Communications (2)	30.09.2005/ Republic of Indonesia	IDR1,473,750,000	100	Provider of telecommunications consultancy services
Global Communication Services Holdings Ltd ("GCSH") (3)	14.03.1995/ Mauritius	USD1,000,000	100	Holder of investments
Subsidiary of Maxis Mobile Sdn Bhd				
Maxis Mobile (L) Ltd (4)	21.05.1998/ Malaysia	USD10,000	100	Holder of investments
Subsidiary of Maxis Broadband Sdn Bhd				
Maxis Online Sdn Bhd	11.03.1992/ Malaysia	2	100	Holder of investments (dormant)
Subsidiary of Advanced Wireless Technologies Sdn Bhd				
UMTS (Malaysia) Sdn Bhd	17.07.2000/ Malaysia	2,500,002	75	Provider of wireless multimedia services
Subsidiary of EACH				
East Asia Communications N.V. ("EAC") (1)	09.07.2004/ The Netherlands Antilles	USD6,000	100	Holder of investments (dormant)
Subsidiary of Malaysian Mobile Services Sdn Bhd				
Teleglobal Investments B.V. ("Teleglobal")(5)	07.03.2005/ The Netherlands	EURO2,000,000	100	Holder of investments
Althem B.V. ("Althem")(5)	11.02.1985/ The Netherlands	EURO19,026	100	Holder of investments
Subsidiary of Teleglobal				
NTS(2)	02.10.2000/ Republic of Indonesia	IDR1,433,606,613,500	95^	Provider of telecommunications products and services
Subsidiaries of GCSH				
Aircel (6)	20.12.1994/ Republic of India	INR2,432,432,430	74	Provider of cellular mobile telephone services
South Asia Communications Private Limited ("SAC") (6)	16.02.2006/ Republic of India	INR62,172,780	100	Investment holding
Subsidiaries of Aircel				
Aircel Cellular Limited ("ACL") (6)	21.02.1992/ Republic of India	INR490,000,000	74	Provider of cellular mobile telephone services

Company	Date and Country of incorporation	Issued and paid-up share capital RM *(unless otherwise stated)*	Effective equity interest %	Principal activities
Dishnet Wireless Limited ("DWL")[(6)]	10.03.1998/ Republic of India	INR297,981,300	74	Provider of wireless internet access services, telecommunications services, GSM cellular services and software services

As at the LPD, the details of Maxis' associated company are as follows:

The Maxis Group's effective equity interest of 74% in Aircel and its wholly-owned subsidiaries, ACL and DWL, is through direct equity interest of 65% and 35% held respectively by GCSH and Deccan Digital Networks Private Limited ("Deccan"). Deccan (incorporated on 16 Jan 2006) is an investment holding company established under the Companies Act, 1956 of the Republic of India (as amended) with equity paid-up capital of INR460,000,000. GCSH holds 25.7% interest in the equity shares and has fully subscribed to the cumulative redeemable non-convertible preference shares of Deccan, which allows GCSH to participate in Deccan's economic activities in proportion to its capital contributions in the preference and equity shares of Deccan.

Notes:

^ *The Maxis Group's effective equity interest of 95% in NTS is held 51% by Teleglobal and 44% by Althem.*

(1) EACH and EAC are companies established under the laws of the Netherlands Antilles, with shares issued in USD.

(2) PT Maxis Communications and NTS are companies established under the laws of the Republic of Indonesia, with shares issued in IDR.

(3) GCSH is a company established under the Mauritius Companies Act, 2001 (as amended) with shares issued in USD.

(4) Maxis Mobile (L) Ltd is a company registered under the Offshore Companies Act, 1990, with shares issued in USD.

(5) Teleglobal and Althem are companies established under the laws of the Netherlands, with shares issued in EURO.

(6) Aircel, SAC, ACL and DWL are companies established under the Companies Act, 1956 of the Republic of India (as amended) with shares issued in INR.

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6. PROFIT AND DIVIDEND RECORD

The profit and dividend record of Maxis based on its audited consolidated financial statements for the 5 financial years ended 31 December 2006 and the unaudited consolidated financial statements for the 3-month financial period ended 31 March 2007 are as follows:

	<-----Audited					----->	Unaudited 3-month financial period ended 31 March 2007
	2002	2003	2004	2005	2005 (restated)^	2006	
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Revenue	3,768,706	4,680,077	5,689,011	6,370,805	6,370,805	7,706,693	2,157,269
PBT	1,280,789	1,274,500	2,337,815	2,479,575	2,450,782	2,790,097	765,198
Taxation	(331,123)	566,921	(740,674)	(839,836)	(836,935)	(783,026)	(219,564)
PAT	949,666	1,841,421	1,597,141	1,639,739	1,613,847	2,007,071	545,634
Minority interests	-	-	370	34,566	34,676	96,809	26,444
Net profit for the year/period	949,666	1,841,421	1,597,511	1,674,305	1,648,523	2,103,880	572,078
Weighted average number of Maxis Shares in issue (000)	2,238,981	2,453,051	2,464,284	2,486,667	2,486,667	2,507,111	2,526,101
Net EPS (basic) # (RM)	0.42	0.75	0.65	0.67	0.66	0.84	0.23+
Gross dividend per Share * (RM)	0.19	0.24	0.46	0.58	0.58	0.72	-
Net dividend per Share ~ (RM)	0.15	0.20	0.36	0.42	0.42	0.52	-

Notes:

^ *2005 comparative figures have been restated due to changes in accounting policies with retrospective application arising from adoption of the new and revised Financial Reporting Standards, the Malaysian Accounting Standards Board Approved Accounting Standards in Malaysia for Entities Other than Private Entities, that are effective and applicable to Maxis Group for the financial year beginning on 1 January 2006 (further details are disclosed in Notes 2, 3 and 37 to the Maxis Group audited financial statements for the year ended 31 December 2006). No restatement of comparative figures for 2002 to 2004 have been made as the financial effects due to the changes in accounting policies were immaterial.*

\# *Net EPS (basic) = Net profit for the year/period divided by the weighted average number of Maxis Shares in issue.*

* *Gross dividend per Share consists of interim and final dividends declared and proposed in respect of the designated financial years/period.*

~ *Gross dividend per Share less taxation.*

\+ *Not annualised.*

Commentaries:

1. Unaudited 3-month financial period ended 31 March 2007

For the period under review, the Group recorded a revenue of RM2,157 million with a mobile subscriber base of 14 million as of end March 2007, comprising 8.5 million subscribers from the Malaysian operations and 5.5 million subscribers from the Indian operations. The reported PBT and net profit for the period were RM765 million and RM572 million respectively, accounting for approximately 27% of the PBT and net profit respectively for the financial year ended 31 December 2006.

2. FYE 31 December 2006 compared to FYE 31 December 2005 (restated)

In year 2006, Maxis acquired 74% equity interest in Aircel, a mobile operator in India. Aircel contributed RM748 million in revenue and RM160 million in PAT, representing 56% and 41% of the increase in the Group revenue and PAT respectively in year 2006. Together with the strong performance contributed by the Malaysian operations, the Group's revenue grew 21% to RM7,707 million on the back of a higher subscriber base of 12.6 million mobile customers, representing a 60% increase over the preceding year. Net profit for the year increased by RM455 million or 28% on the back of higher revenue and recognition of RM99 million one-off items. The cessation of goodwill amortisation in year 2006 following adoption of new Financial Reporting Standard (FRS) 138 – Intangible assets has also contributed to the increase in net profit by RM134 million.

3. FYE 31 December 2005 compared to FYE 31 December 2004

In year 2005, Maxis achieved a strong net subscriber growth of 1,838,000, bringing the total subscriber base to 7,858,000. As a result, revenue increased by 12% to close the year at RM6,371 million. In the same year, Maxis acquired 51% equity interest in NTS, a mobile operator in Indonesia. NTS recorded a loss after taxation of RM70 million, mainly comprising start-up costs. Notwithstanding this, the Group's results continued to improve compared to the preceding year as a result of strong performance from the Malaysian operations.

4. FYE 31 December 2004 compared to FYE 31 December 2003

In year 2004, the Group added 1,556,000 mobile subscribers to its network, bringing the base to 6,020,000. With strong subscriber growth, the Group recorded a 22% and 83% growth in revenue and PBT respectively. The strong results were also supported by the write back of Universal Service Obligation overprovision amounting to RM106 million and year 2003 reported PBT included a one time network assets write off and integration costs of RM145 million and RM87 million respectively in relation to the acquisition of Malaysian Mobile Services Sdn Bhd (formerly known as TIMECel Sdn Bhd). Group net profit for the year of RM1,598 million was 13% lower as the previous year had benefited from the recognition of deferred tax assets and reversal of deferred tax liability totalling RM960 million.

5. FYE 31 December 2003 compared to FYE 31 December 2002

In year 2003, the Group recorded a 44% growth in mobile subscribers by adding 1,366,000 subscribers, bringing the total subscriber base to 4,464,000 at the year end. Fuelled by the strong subscriber growth, the Group recorded a 24% or RM911 million higher revenue, closing the year at RM4,680 million. The marginal reduction in PBT in year 2003 was attributable to the goodwill amortisation (RM85 million), integration costs (RM87 million) and network assets write-offs (RM145 million) incurred in the acquisition of Malaysian Mobile Services Sdn Bhd (formerly known as TIMECel Sdn Bhd), coupled with a net increase in depreciation charges due primarily to accelerated depreciation and allowance made to write-down certain network assets (RM238 million), partially offset by the improved revenue. During the year, the internal restructuring of the Group's activities was also completed, a result of which two wholly owned subsidiaries were able to recognise deferred tax asset of RM296 million and RM532 million respectively. Consequently, the total deferred tax asset recognised resulting from the internal restructuring was RM828 million. With the recognition of the deferred tax asset, the Group recorded a PAT of RM1,841 million. The Group would have achieved an underlying PAT of RM1,113 million, after excluding the effects of deferred tax assets and reversal of deferred tax liability totalling RM960 million and adjusting for the one time cost relating to Malaysian Mobile Services Sdn Bhd's (formerly known as TIMECel Sdn Bhd) network assets write off and integration costs of RM145 million and RM87 million respectively.

7. STATEMENT OF ASSETS AND LIABILITIES

The following are the audited statement of assets and liabilities of the Maxis Group as at 31 December 2006 and 31 December 2005:

As at 31 December	2005 (restated)*	2006
	RM 000	RM 000
ASSETS		
NON-CURRENT ASSETS		
Property, plant and equipment	4,532,174	6,483,981
Intangible assets	1,260,470	4,713,872
Other investment	3,804	3,804
Deferred tax assets	198,588	132,830
TOTAL NON-CURRENT ASSETS	**5,995,036**	**11,334,487**
CURRENT ASSETS		
Inventories	63,045	400,478
Receivables, deposits and prepayments	595,661	1,088,820
Tax recoverable	27,017	128,620
Amounts due from related parties	1,590	4,870
Cash and cash equivalents	3,477,126	2,463,426
TOTAL CURRENT ASSETS	**4,164,439**	**4,086,214**
TOTAL ASSETS	**10,159,475**	**15,420,701**
EQUITY		
Share capital	249,999	252,132
Reserves	5,803,015	6,914,994
Capital and reserves attributable to equity holders of the Company	6,053,014	7,167,126
MINORITY INTERESTS	**239,713**	**165,231**
TOTAL EQUITY	**6,292,727**	**7,332,357**
LIABILITIES		
CURRENT LIABILITIES		
Post-employment benefit obligations	-	2,630
Provisions for liabilities and charges	70,381	73,381
Payables and accruals	2,294,463	3,346,972
Amounts due to related parties	32,109	27,476
Borrowings	264,349	2,652,332
Taxation	82,256	210,382
TOTAL CURRENT LIABILITIES	**2,743,558**	**6,313,173**
NON-CURRENT LIABILITIES		
Post-employment benefit obligations	1,397	2,212
Provisions for liabilities and charges	69,559	116,083
Payables and accruals	16,101	132,023

As at 31 December	2005 (restated)*	2006
	RM 000	RM 000
Borrowings	537,625	996,358
Loan from a related party	24,269	26,101
Deferred tax liabilities	474,239	502,394
TOTAL NON-CURRENT LIABILITIES	**1,123,190**	**1,775,171**
TOTAL LIABILITIES	**3,866,748**	**8,088,344**
TOTAL EQUITY AND LIABILITIES	**10,159,475**	**15,420,701**

Note:

* *2005 comparative figures have been restated due to changes in accounting policies with retrospective application arising from adoption of the new and revised Financial Reporting Standards, the Malaysian Accounting Standards Board Approved Accounting Standards in Malaysia for Entities Other than Private Entities, that are effective and applicable to Maxis Group for the financial year beginning on 1 January 2006 (further details are disclosed in Notes 2, 3 and 37 to the Maxis Group audited financial statements for the year ended 31 December 2006).*

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1. HISTORY AND BUSINESS

Binariang was incorporated in Malaysia under the Act on 15 May 1993 as a private limited company under its present name.

Binariang has been dormant and its current intended principal activity is investment holding.

The BHC Holders, being the present indirect shareholders of Binariang, may directly hold ordinary shares in Binariang subsequent to the completion of the Offer.

2. SHARE CAPITAL

As at 15 May 2007, the authorised and issued and paid-up share capital of Binariang are as follows:

TYPE	Total RM
Authorised	
25,000 ordinary shares of RM1.00 each	25,000
25,000,000 redeemable preference shares of RM0.01 each	250,000
	275,000
Issued and fully paid-up	
2 ordinary shares of RM1.00 each	2
Issued and fully paid-up	
23,510,474 redeemable preference shares of RM0.01 each	235,104.74

3. SUBSTANTIAL SHAREHOLDERS

As at 15 May 2007, the substantial shareholder of Binariang and their respective shareholdings in Binariang are as follows:

Substantial shareholders	Place of incorporation/ Nationality	<—— Direct ——> No. of Binariang Shares held	%	<—— Indirect ——> No. of Binariang Shares held	%
Maxis Holdings Sdn Bhd	Malaysia	-	-	2 (1)	100.00
Global Multimedia Technologies (BVI) Ltd	British Virgin Islands	-	-	2 (2)	100.00
East Asia Telecommunications Ltd	British Virgin Islands	-	-	2 (2)	100.00
Worldwide Communications Technologies Ltd	British Virgin Islands	-	-	2 (2)	100.00
Eridanes International N.V.	The Netherlands Antilles	-	-	2 (3)	100.00
Usaha Tegas Equity Sdn Bhd	Malaysia	-	-	2 (4)	100.00
Usaha Tegas Sdn Bhd	Malaysia	-	-	2 (5)	100.00
Pacific States Investment Limited	Jersey, Channel Islands	-	-	2 (6)	100.00

Substantial shareholders	Place of incorporation/ Nationality	Direct: No. of Binariang Shares held	Direct: %	Indirect: No. of Binariang Shares held	Indirect: %
Excorp Holdings N.V.	The Netherlands Antilles	-	-	2 (7)	100.00
PanOcean Management Limited	Jersey, Channel Islands	-	-	2 (7)	100.00
TAK	Malaysian	-	-	2 (8)	100.00
Harapan Nusantara Sdn Bhd	Malaysia	-	-	2 (9)	100.00
Dato' Haji Badri Bin Haji Masri	Malaysian	-	-	2 (10)	100.00
Tun Haji Mohammed Hanif bin Omar	Malaysian	-	-	2 (10)	100.00
Mohamad Shahrin bin Merican	Malaysian	-	-	2 (10)	100.00
Hj. Affendi Tun Hj. Mohd Fuad Stephens	Malaysian	-	-	2 (10)	100.00
Shield Estate N.V.	The Netherlands Antilles	2	100.00	-	-

Notes:

(1) *Deemed to have an interest in Binariang Shares by virtue of its direct interest in Shield Estate N.V. ("SENV").*

(2) *Deemed to have an interest in Binariang Shares by virtue of its direct interest in Maxis Holdings Sdn Bhd ("MHSB").*

(3) *Eridanes International N.V. ("EINV") is deemed to have an interest in Binariang Shares held by MHSB by virtue of EINV being entitled to exercise 100% of the votes attached to the voting shares in each of Global Multimedia Technologies (BVI) Ltd ("GMT"), East Asia Telecommunications Ltd ("EAT") and Worldwide Communications Technologies Ltd ("WCT").*

(4) *Usaha Tegas Equity Sdn Bhd's ("UTESB") deemed interest in Binariang Shares arises by virtue of its direct equity interests of 100% in each of Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd which are the respective holding companies of Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively, "UT Subsidiaries").*

(5) *Usaha Tegas Sdn Bhd ("UTSB") is deemed to have an interest in all of the Binariang Shares in which UTESB has an interest, by virtue of UTSB being entitled to exercise 100% of the votes attached to the voting shares of UTESB. See Note (4) above.*

(6) *Pacific States Investment Limited ("PSIL") is deemed to have an interest in all of the Binariang Shares in which UTSB has an interest, by virtue of PSIL being entitled to exercise 99.999% of the votes attached to the voting shares of UTSB. See Note (5) above.*

(7) *The shares in PSIL are held by Excorp Holdings N.V. ("Excorp") which is in turn held by PanOcean Management Limited ("PanOcean"). PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations including those for charitable purposes. Although PanOcean and TAK are deemed to have an interest in the Binariang Shares in which PSIL has an interest, they do not have any economic or beneficial interest over such shares, as such interest is held subject to the terms of the discretionary trust.*

(8) *TAK is deemed to have an interest by virtue of:*

a. *the deemed interest of PanOcean. See Note (7) above;*

b. *his controlling interest in EINV, the immediate holding company of EAT, GMT and WCT which in turn collectively hold shares in MHSB. See Note (3) above;*

c. *his controlling interest in MAI Sdn Berhad, the immediate holding company of Terang Equity Sdn Bhd which in turn has a direct equity interest of 100% in Wangi Terang Sdn Bhd ("WTSB"). WTSB holds 3.96% direct equity interest in SENV; and*

d. *his controlling interest in MAI Holdings Sdn Bhd, the immediate holding company of Pacific Fortune Sdn Bhd which in turn has a direct equity interest of 100% in each of Ria Utama Sdn Bhd ("RUSB") and Tetap Emas Sdn Bhd ("TESB") respectively. RUSB and TESB each holds 5.55% direct equity interest in SENV.*

(9) *Harapan Nusantara Sdn Bhd ("Harapan Nusantara") is deemed to have an interest in all of the Binariang Shares in which Mujur Anggun Sdn Bhd, Cabaran Mujur Sdn Bhd, Anak Samudra Sdn Bhd, Dumai Maju Sdn Bhd, Nusantara Makmur Sdn Bhd, Usaha Kenanga Sdn Bhd and Tegas Sari Sdn Bhd (collectively, "Harapan Nusantara Subsidiaries") have an interest, by virtue of Harapan Nusantara being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the Harapan Nusantara Subsidiaries. The Harapan Nusantara Subsidiaries hold their respective interests in Binariang as trustees under discretionary trusts for Bumiputera objects. As such, Harapan Nusantara does not have any economic interest in these shares held by the Harapan Nusantara Subsidiaries as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.*

(10) *Deemed to have an interest in the Binariang Shares in which Harapan Nusantara has an interest, by virtue of his 25% direct equity interest in Harapan Nusantara. See Note (9) above. However, he does not have any economic interest in the shares held by the Harapan Nusantara Subsidiaries as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.*

4. DIRECTORS AND THEIR SHAREHOLDINGS

As at 15 May 2007, the Directors of Binariang and their respective shareholdings in Binariang are as follows:

		<---------Direct--------->		<---------Indirect--------->	
Name	**Nationality**	**No. of Binariang Shares held**	**%**	**No. of Binariang Shares held**	**%**
Raja Datuk Arshad bin Raja Tun Uda	Malaysian	-	-	-	-
Encik Augustus Ralph Marshall	Malaysian	-	-	-	-
Encik Chan Chee Beng	Malaysian	-	-	-	-

5. SUBSIDIARY AND ASSOCIATED COMPANY

As at 15 May 2007, Binariang does not have any subsidiary or associated company.

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6. PROFIT AND DIVIDEND RECORD

The profit and dividend record of Binariang based on its audited financial statements for the past 5 financial years ended 30 June 2006 are as follows:

	2002 RM	2003 RM	2004 RM	2005 RM	2006 RM
Revenue	-	-	-	-	-
Loss before taxation	(1,357)*	(1,397)*	(1,439)*	(1,471)*	(1,509)*
Taxation	-	-	-	-	-
Net loss for the year	(1,357)	(1,397)	(1,439)	(1,471)	(1,509)
Weighted average number of Maxis Shares in issue	2	2	2	2	2
Net loss per share - basic (RM)	(679)	(699)	(720)	(736)	(755)
Gross dividend rate (%)	-	-	-	-	-

Note:

* *The losses incurred were due to administrative expenses comprising mainly audit fee, secretarial fee and accounting fee.*

7. STATEMENT OF ASSETS AND LIABILITIES

The following are the audited statements of assets and liabilities of Binariang as at 30 June 2005 and 2006:

As at 30 June	**2005 RM**	**2006 RM**
CURRENT ASSET		
Cash in hand	2	2
TOTAL ASSET	**2**	**2**
EQUITY		
Share capital	2	2
Accumulated losses	(15,310)	(16,819)
	(15,308)	(16,817)
CURRENT LIABILITIES		
Other payables and accruals	15,310	16,819
TOTAL EQUITY AND LIABILITIES	**2**	**2**

JPMorgan

May 22, 2007

The Board of Directors
Maxis Communications Berhad
Level 23, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur
Malaysia

Members of the Board of Directors:

Under the terms of our engagement letter which is effective as of May 8, 2007 (the "Engagement Letter"), you have requested our view as to the range of values of the price per ordinary share of Maxis Communications Berhad ("Maxis" or the "Company") in connection with your consideration of the offer made by Binariang GSM Sdn. Bhd. ("Binariang") to acquire all of the Company's voting shares for RM15.60 per ordinary share of the Company, including the proposed dividend payment of RM0.22, net of tax, as announced by the Company on May 6, 2007, or RM15.38 per ordinary share of the Company, excluding the proposed dividend payment (the "Transaction"). This letter, which shall form part of the Independent Advice Circular to shareholders, sets out a summary analysis.

In arriving at our view, we have (i) reviewed certain publicly available financial statements and other publicly available business and financial information concerning the Company and the industry in which the Company operates; (ii) reviewed certain internal financial analyses, statements and forecasts prepared by the management of the Company relating to the Company's businesses; (iii) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the reported prices and trading activity of the Company's ordinary shares and certain publicly traded securities of such other companies; (iv) reviewed the premiums paid for selected take-private transactions in the region; and (v) performed such other analyses, reviewed such other information, and considered such other factors as we deemed appropriate for the purposes of this letter.

In addition, we have held discussions with certain members of the management of the Company with respect to the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In deriving our valuation range, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by

JPMorgan Securities (Malaysia) Sdn Bhd (18146-X)
Formerly known as J.P. Morgan Malaysia Sdn Bhd
A Participating Organisation of Bursa Malaysia Securities Berhad
Menara Dion, Level 27, Jalan Sultan Ismail, 50250 Kuala Lumpur

Telephone: 603 2270 4700 Fascimile: 603 2270 4110

JPMorgan

management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate.

In arriving at our view, we have not considered the tax implications to the Company or to its shareholders arising from the specific manner in which the Transaction is structured and the analysis does not take into account the valuation impact of any loss of accumulated capital allowances, if any, that might arise from the Transaction. All business contracts related to business operations are assumed to be, and to continue to be, legal, valid and binding and have not been, and will not be, revoked or terminated. It is assumed that the Company will continue to run its current operations as a going-concern entity, under the same management on an "as-is-where-is" basis. Further, we have not factored in any views as to the price that could be received in any alternative transaction or in a change of control transaction with a third party. These may have significant valuation and other financial effects. Our price per share calculations are based on fully diluted shares outstanding assuming conversion of all outstanding options, including both vested and unvested options, under the Employee Share Option Scheme ("ESOS") as of April 30, 2007.

Our analysis is as of May 16, 2007 (the "Analysis Date"). Our view is based on economic, market and other conditions as in effect on, and the information made available to us as of, the Analysis Date. We have assumed that, following the Analysis Date, there will be no changes in economic, market and other conditions which could impact the operating performance of the Company and, consequently, our view reflected herein. It should be understood that events which JPMorgan does not have actual or constructive knowledge of and developments subsequent to the date of this letter may affect our view expressed herein and that we do not have any obligation to update, revise, or reaffirm this view. We have not identified or evaluated all the risk factors that may impact future financial performance of the Company and, consequently, any valuations of the Company. Further, the Company has stated that it is evaluating the possible inclusion of a strategic partner in its Indonesian subsidiary PT Natrindo Telepon Seluler ("NTS"). In the absence of any clarity around this situation for purposes of our analysis, we have not taken into account any potential sale of a stake in NTS into our valuation analysis and have assumed that the Company continues to maintain its 95% economic ownership in NTS.

In arriving at our view, we have utilized a number of valuation methodologies, including, without limitation, trading comparables analysis, discounted cash flow ("DCF") analysis, leveraged returns analysis and such other analysis as we deemed appropriate. In particular, for the cash flow-based valuation methodologies utilized by JPMorgan, it should be noted that JPMorgan has discounted the projected cash flows to March 31, 2007 and hence, the valuation of the Company for the DCF analysis is estimated as of March 31, 2007 ("DCF Valuation Date"). JPMorgan has not taken into consideration any time value implications which may arise at any time between the actual closing date of the Transaction and the DCF Valuation Date.

On the basis of and subject to the foregoing, with March 31, 2007 as the DCF Valuation Date, it is our view that Maxis has a range of value, in Malaysian Ringgit ("RM"), between RM14.3 and RM16.5 per ordinary share of the Company, including the proposed dividend payment of RM0.22, net of tax, and between RM14.1 and RM16.3 per ordinary share of the Company, excluding the proposed dividend payment. In deriving this range of value, we performed a variety of financial and comparative analyses, including those summarized below, however, such a summary should not be considered as a complete description of the analyses underlying our view.

JPMorgan

(Values in RM per share)	With dividend Low—High	Ex-dividend Low—High	Highlights
Trading comparables	14.0—15.4	13.8—15.2	■ Valuation range based on FV/2007E EBITDA and FV/2008E EBITDA multiples for selected peers[1] ■ DiGi.Com and Idea Cellular Ltd are used as primary comparables for the Company's Malaysian and Indian businesses, respectively ■ The Company's Indonesian business is valued at the book value of the Company's investment
Discounted Cash Flow analysis	13.8—16.7	13.6—16.5	■ Analysis based on a discount rate of 7.5—8.5% for the Malaysian business, 11.0—13.5% for the Indian business and 14.0—15.0% for the Indonesian business ■ Financial projections are based on guidance from and discussions with the Company's management ("Base Case") ■ Overall valuation range is based on the Base Case and sensitivity analysis around the Base Case
Leveraged Returns analysis	14.3—16.5	14.1—16.3	■ Analysis based on the assumption that pro forma leverage upon the close of this Transaction to be increased to approximately 6.0x Total Debt to 2007E EBITDA, with exit assumed in 3.5—5.5 years ■ Exit valuations based on EBITDA multiples of 7.5x for the Malaysian business, 8.0—10.0x for the Indian business and 6.5—7.5x for the Indonesian business ■ Valuation range is based on an internal rate of return of approximately 15—20% from a leveraged buy-out analysis

The above analysis should be used in reference to our detailed discussions with the Board of Directors. We provide below, for reference purposes, certain additional information.

(Values in RM per share)	With dividend Low—High	Highlights
Offer Price	15.6	
Historical traded prices	8.8—13.2	■ Based on high—low range of the Company's share price in the six months preceding April 30, 2007 (date the Company's stock was suspended pending announcement of the offer)
Analyst price targets (pre-announcement)	10.7—15.0	■ Based on high—low range of selected equity research analysts' price targets prior to April 30, 2007 (date the Company's stock was suspended pending announcement of the offer)
Take-private premiums	15.0—16.0	■ Based on premiums paid for select take-private transactions in the region

This letter does not constitute an opinion as to the fairness, from a financial point of view or otherwise, of the terms of the Transaction, including the consideration to be received by its shareholders in the Transaction, and we express no view as to the underlying decision by the Company to engage in any such Transaction. We are expressing no view herein, whether expressly or implied, as to the commercial merits of the Transaction, nor of the price at which the Company's ordinary shares will trade at any future time.

[1] FV = Firm Value; EBITDA = Earnings Before Interest, Tax, Depreciation and Amortization

JPMorgan

We will receive a fee from the Company for the delivery of this letter. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that in the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or any other company involved in the Transaction, for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

This letter is not in any way a recommendation to the Board of Directors of the Company and/or their shareholders to approve or reject the Transaction, the assessment of which would require the application of other criteria and information to be taken into account other than those referred to herein. This letter should not be construed as a recommendation or advice by us to the Company, its Board of Directors or its shareholders as to how they should act with respect to the Transaction or whether they should accept or reject the Transaction, nor as to any other matters relating thereto.

In rendering this letter, we did not take into account the general or specific investment objectives, financial situation, risk profiles, tax position or particular needs and constraints of any shareholder. As different shareholders would have different investment profiles and objectives, we advise any such holder who may require specific advice in relation to his or her investment portfolio to consult his or her own professional advisor.

This letter is provided solely for the benefit of the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction, and is not on behalf of, and shall not confer rights or remedies upon, any shareholder, creditor or any other person other than the Board of Directors of the Company or be used or relied upon for any other purpose. We shall be in no way responsible to any party (other than the Board of Directors of the Company) for any claims, losses, damages, costs, charges, expenses, actions, demands, proceedings, liabilities or judgments which might be raised, made or expressed to be made, suffered or incurred, directly or indirectly, in connection with this letter.

Yours Sincerely,

Rohit Chatterji
Managing Director
JPMorgan Securities (Malaysia) Sdn Bhd

1. DIRECTORS' RESPONSIBILITY STATEMENT

This IAC has been seen and approved by your Board and they collectively and individually accept full responsibility for the accuracy of the information contained herein (save for the independent advice letter prepared by RHB INVESTBANK as set out in Part B of this IAC and JPMorgan's Valuation Letter as set out in Appendix III of this IAC) and confirm that after making enquiries as were reasonable in the circumstances and to the best of their knowledge and belief, there are no other facts the omission of which would make any information provided herein false or misleading.

The responsibility of your Board in respect of the independent advice letter from RHB INVESTBANK as set out in Part B of this IAC is limited to the accuracy of the information provided by Maxis and given to RHB INVESTBANK for its evaluation in respect of the Maxis Group.

The responsibility of your Board in respect of the information relating to Binariang and the Offer extracted from the Offer Document is limited to ensuring that such information is accurately reproduced in this IAC.

2. WRITTEN CONSENTS

The written consents of RHB INVESTBANK, CIMB and JPMorgan for the inclusion in this IAC of their names and all references in this IAC in the form and context in which they so appear in this IAC, have been given before the issue of this IAC and have not subsequently been withdrawn.

3. DISCLOSURE OF INTERESTS AND DEALINGS

3.1 Disclosure of interests by Maxis

As at the LPD, Maxis does not hold, directly or indirectly any voting shares or convertible securities in Binariang.

Maxis has not dealt with, directly or indirectly, the voting shares and convertible securities in Binariang during the period commencing 6 months prior to the beginning of the Offer Period and ending on the LPD.

3.2 Disclosure of interests by Directors of Maxis

(i) None of the Directors of Maxis has any interest, direct or indirect, in any voting shares and convertible securities in Binariang as at the LPD.

(ii) None of the Directors of Maxis has, directly or indirectly, dealt in any voting shares and convertible securities in Binariang during the period commencing 6 months prior to the beginning of the Offer Period, and ending on the LPD.

(iii) Save as disclosed below, none of the Directors of Maxis holds, directly or indirectly, any Maxis Shares as at the LPD:

		<------- Direct ------->		<----- Indirect ----->	
Name	Nationality	No. of Maxis Shares	%	No. of Maxis Shares	%
Y.A.M. Tan Sri Dato' Seri Syed Anwar Jamalullail	Malaysian	9,000	*	-	-
Encik Augustus Ralph Marshall	Malaysian	500,000[1]	0.02	-	-

Name	Nationality	< ------- Direct ------- > No. of Maxis Shares	%	< ----- Indirect ----- > No. of Maxis Shares	%
Y. Bhg. Dato' Jamaludin bin Ibrahim(3)	Malaysian	1,388,000(2)	0.05	-	-
Mr Sandip Das	Indian	(4)	-	-	-

Notes:

- * *Negligible*
- *(1)* *Held through a nominee, namely, CIMSEC Nominees (Tempatan) Sdn Bhd.*
- *(2)* *100,000 Maxis Shares are held through a nominee, namely, RHB Capital Nominees (Tempatan) Sdn Bhd, 1,250,000 Maxis Shares are held through a nominee, namely, Citicorp Nominees (Tempatan) Sdn Bhd and 38,000 Maxis Shares are registered in his own name.*
- *(3)* *Subsequent to the LPD, Y. Bhg. Dato' Jamaludin bin Ibrahim has on 28 May 2007 subscribed for 868,183 Maxis Shares by way of exercise of his ESOS Options. Accordingly, his total shareholdings in Maxis is 2,256,183 Maxis Shares representing 0.09% of the issued and paid-up share capital of Maxis as at the LPD. He also holds 1,646,395 Options over unissued Maxis Shares pursuant to the Maxis ESOS.*
- *(4)* *Holds up to 5,000,000 Options over unissued Maxis Shares pursuant to the Maxis ESOS.*

(iv) Save as disclosed below, none of the Directors of Maxis has dealt in any Maxis Shares during the period commencing 6 months prior to the beginning of the Offer Period, and ending on the LPD.

Name	Date of Dealing	Nature of Transaction	No. of Maxis Shares	Exercise Price/ Average Price per Share (RM)
Y.Bhg. Dato' Jamaludin Bin Ibrahim^	24.11.2006	Disposal of Shares	100,000	10.00
	24.11.2006	Disposal of Shares	100,000	10.10
	11.12.2006	Disposal of Shares	50,000	10.30
	11.12.2006	Disposal of Shares	50,000	10.50
	12.12.2006	Disposal of Shares	50,000	10.70
	14.12.2006	Exercise of ESOS Options	350,000	4.36
	16.03.2007	Exercise of ESOS Options	70,000	4.36
	16.03.2007	Exercise of ESOS Options	368,000	5.13

Note:

^ *Subsequent to the LPD, Y. Bhg. Dato' Jamaludin bin Ibrahim has on 28 May 2007 subscribed for 868,183 Maxis Shares by way of exercise of his ESOS Options.*

(v) Save as disclosed above, none of the Directors of Maxis holds any other interests in Maxis and/or Binariang as at the LPD.

[The rest of this page is intentionally left blank]

3.3 **Disclosure of Directors of Binariang** ***(as extracted from Offer Document)***

Save as disclosed below, none of the other Directors of Binariang has any interest, direct or indirect, in Maxis Shares as at 15 May 2007:

	<---------- Direct---------->		<---------- Indirect---------->	
	No. of Maxis Shares held	**%**	**No. of Maxis Shares held**	**%**
YM Raja Datuk Arshad bin Raja Tun Uda	-	-	-	-
Encik Augustus Ralph Marshall	500,000 (1)	0.02	-	-
Encik Chan Chee Beng	-	-	-	-

Note:

(1) Held through a nominee, namely CIMSEC Nominees (Tempatan) Sdn Bhd

3.4 **Disclosure of PACs with Binariang** ***(as extracted from Offer Document)***

Save as disclosed below, the PACs with Binariang do not have any interest, direct or indirect in Maxis as at 15 May 2007:

	<------------- Direct ------------->		<------------ Indirect ------------>	
	No. of Maxis Shares held	**%***	**No. of Maxis Shares held**	**%***
Wilayah Resources Sdn Bhd	133,901,584	5.28	-	-
Tegas Puri Sdn Bhd	167,378,718	6.60	-	-
Besitang Barat Sdn Bhd	133,901,583	5.28	-	-
Besitang Selatan Sdn Bhd	117,164,175	4.62	-	-
Wilayah Bintang Sdn Bhd	-	-	133,901,584 (1)	5.28
Tegas Mahsuri Sdn Bhd	-	-	167,378,718 (2)	6.60
Besitang (M) Sdn Bhd	-	-	133,901,583 (3)	5.28
Besitang Utara Sdn Bhd	-	-	117,164,175 (4)	4.62
Usaha Tegas Equity Sdn Bhd	-	-	552,346,060 (5)	21.78
Usaha Tegas Sdn Bhd	-	-	552,346,060 (6)	21.78
Tetap Emas Sdn Bhd	83,689,359	3.30	-	-
Ria Utama Sdn Bhd	83,689,359	3.30	-	-
Pacific Fortune Sdn Bhd	-	-	167,378,718 (7)	6.60
MAI Holdings Sdn Bhd	-	-	167,378,718 (8)	6.60
Wangi Terang Sdn Bhd	59,732,025	2.35	-	-
Terang Equity Sdn Bhd	-	-	59,732,025 (9)	2.35
MAI Sdn Berhad	-	-	59,732,025 (10)	2.35
Maxis Holdings Sdn Bhd	397,849,171	15.69	-	-
East Asia Telecommunications Ltd	-	-	397,849,171 (11)	15.69
Global Multimedia Technologies (BVI) Ltd	-	-	397,849,171 (11)	15.69
Worldwide Communications Technologies Ltd	-	-	397,849,171 (11)	15.69
Eridanes International N.V.	-	-	397,849,171 (12)	15.69
TAK	-	-	1,177,305,974 (13)	46.42
Cabaran Mujur Sdn Bhd^	61,665,722	2.43	-	-

	<----------- Direct ----------->		<----------- Indirect ----------->	
	No. of Maxis Shares held	**%***	**No. of Maxis Shares held**	**%***
Mujur Anggun Sdn Bhd^	50,214,543	1.98	61,665,722 [(14)]	2.43
Anak Samudra Sdn Bhd^	43,689,359	1.72	-	-
Dumai Maju Sdn Bhd^	43,689,359	1.72	-	-
Nusantara Makmur Sdn Bhd^	74,514,359	2.94	-	-
Tegas Sari Sdn Bhd^	35,148,789	1.39	-	-
Usaha Kenanga Sdn Bhd^	20,853,534	0.82	35,148,789 [(15)]	1.39
Shield Estate N.V. [(16)]	-	-	-	-

Notes:

* *Based on issued and paid-up share capital of Maxis as at 15 May 2007 of 2,536,444,000 Maxis Shares.*

^ *The ultimate shareholders of this company are Dato' Haji Badri Bin Haji Masri, Tun Haji Mohammed Hanif Bin Omar, Mohamad Shahrin Bin Merican, and Hj. Affendi Bin Tun Hj. Mohd Fuad Stephens. However, they do not have any economic interest in the shares held by this company as such interest is held subject to the terms of a discretionary trust for Bumiputera objects.*

(1) *Wilayah Bintang Sdn Bhd is deemed to have an interest in all of the Maxis Shares in which Wilayah Resources Sdn Bhd has an interest, by virtue of its direct equity interest in Wilayah Resources Sdn Bhd.*

(2) *Tegas Mahsuri Sdn Bhd is deemed to have an interest in all of the Maxis Shares in which Tegas Puri Sdn Bhd has an interest, by virtue of its direct equity interest in Tegas Puri Sdn Bhd.*

(3) *Besitang (M) Sdn Bhd is deemed to have an interest in all of the Maxis Shares in which Besitang Barat Sdn Bhd has an interest, by virtue of its direct equity interest in Besitang Barat Sdn Bhd.*

(4) *Besitang Utara Sdn Bhd is deemed to have an interest in all of Maxis Shares in which Besitang Selatan Sdn Bhd has an interest, by virtue of its direct interest in Besitang Selatan Sdn Bhd.*

(5) *Usaha Tegas Equity Sdn Bhd's ("UTESB") deemed interest in the Maxis Shares arises by virtue of its direct equity interests in Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd which are the respective holding companies of Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively, "UT Subsidiaries"). The UT Subsidiaries hold in aggregate 21.78% direct equity interest in Maxis. See Notes [(1)] to [(4)] above.*

UTESB is deemed to have an interest in all of the Maxis Shares in which the UT Subsidiaries have an interest, by virtue of UTESB's deemed interest in the UT Subsidiaries.

(6) *Usaha Tegas Sdn Bhd ("UTSB") is deemed to have an interest in all of the Maxis Shares in which UTESB has an interest, by virtue of UTSB being entitled to exercise 100% of the votes attached to the voting shares of UTESB. See Note [(5)] above.*

(7) *Pacific Fortune Sdn Bhd's ("PFSB") deemed interest in the Maxis Shares arises by virtue of its direct equity interest of 100% in each of Ria Utama Sdn Bhd ("RUSB") and Tetap Emas Sdn Bhd ("TESB") respectively (collectively, "PFSB Subsidiaries"). The PFSB Subsidiaries hold in aggregate a 6.60% direct equity interest in Maxis.*

(8) *MAI Holdings Sdn Bhd ("MAIH") is deemed to have an interest in all of the Maxis Shares in which PFSB has an interest, by virtue of MAIH's direct equity interest of 100% in PFSB. See Note [(7)] above.*

(9) *Terang Equity Sdn Bhd ("Terang Equity") is deemed to have an interest in all of the Maxis Shares in which Wangi Terang Sdn Bhd ("WTSB") has an interest, by virtue of its direct equity interest in WTSB.*

(10) *MAI Sdn Berhad ("MAI") is deemed to have an interest in all of the Maxis Shares in which Terang Equity has an interest, by virtue of its direct equity interest in Terang Equity which in turn has a direct equity interest in WTSB.*

(11) *Deemed to have an interest by virtue of its direct equity interest in Maxis Holdings Sdn Bhd ("MHSB").*

(12) *Deemed to have an interest in the Maxis Shares held by MHSB by virtue of Eridanes International N.V. ("EINV") being entitled to exercise 100% of the votes attached to the voting shares in each of Global Multimedia Technologies (BVI) Ltd ("GMT"), East Asia Telecommunications Ltd ("EAT") and Worldwide Communications Technologies Ltd ("WCT").*

(13) *TAK is deemed to have an interest by virtue of:*

(i) *his controlling interest in MAI, the immediate holding company of Terang Equity which in turn has a direct equity interest of 100% in WTSB. WTSB holds 2.35% direct equity interest in Maxis;*

(ii) *his controlling interest in MAIH, the immediate holding company of PFSB which in turn has a direct equity interest of 100% in each of RUSB and TESB respectively. See Note [(8)] above;*

(iii) *his deemed interest in UTSB, which is entitled to exercise 100% of the votes attached to the voting shares of UTESB. See Note [(5)] above;*

TAK's deemed interest in UTSB arises by virtue of his deemed interest in PanOcean Management Limited ("PanOcean"). PanOcean holds all the shares of Excorp Holdings N.V., which in turn holds all the shares of Pacific States Investment Limited ("PSIL"). PSIL holds 99.999% of the shares of UTSB;

PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations including those for charitable purposes. Although TAK is deemed to have an interest in the Maxis Shares, he does not have any economic or beneficial interest in the Maxis Shares as such interest is held subject to the terms of the discretionary trust; and

(iv) *his controlling interest in EINV, the immediate holding company of EAT, GMT and WCT which in turn collectively hold shares in MHSB. See Note [(12)] above.*

(14) *Deemed interest by virtue of its direct equity interest in Cabaran Mujur Sdn Bhd.*

(15) *Deemed interest by virtue of its direct equity interest in Citra Cekal Sdn Bhd, the immediate holding company of Tegas Sari Sdn Bhd.*

(16) *Shield Estate N.V. is the holding company of Binariang and as at 15 May 2007, does not have any Maxis Shares.*

4. MATERIAL LITIGATION

4.1 Maxis and its subsidiaries

Save as disclosed below, as at the LPD, neither Maxis nor any of its subsidiaries is engaged in any litigation, claims and/or arbitration either as plaintiff or defendant, which has a material effect on the financial position of Maxis Group and the Board of Maxis have no knowledge of any proceeding, pending or threatened, or of any facts likely to give rise to any proceedings which might materially and adversely affect the financial position or business of Maxis Group.

Dishnet Wireless Limited ("DWL") was granted Unified Access Service ("UAS") licences from the Department of Telecommunications ("DoT") to provide cellular mobile service ("Service") in 7 circles effective from 21 April 2004. The terms and conditions of the UAS licences require DWL to fulfill its roll out obligations which envisages commencement of Service in a prescribed minimum coverage area within 1 year of the effective date i.e. by 20 April 2005, failing which DoT may impose liquidated damages up to a maximum of INR70 million (equivalent to RM5.8 million). In addition, DWL is required to cover 50% of the minimum coverage area by the third year from the effective date i.e. by 20 April 2007 for all 7 circles. If the delay exceeds 52 weeks, DoT may terminate the licence, invoke the performance guarantee and/or order the imposition of a financial penalty.

Although DWL has taken all necessary steps to commence Services in these circles and has applied for spectrum in the required frequency with the relevant authorities and for point of interconnect with Bharat Sanchar Nigam Limited (the incumbent operator controlled by DoT) across the circles, there was delay in the process of allocation of spectrum and point of interconnect. As such, DWL could not commence Service within the prescribed roll out period provided in the UAS licences. As the delay in grant of spectrum is an industry-wide issue, any decision of the DoT to impose sanctions or penalties for roll-out delays will have potential adverse impact on the telecommunications sector as a whole. Further, although DWL has since commenced Service in the 7 circles, it has not obtained the necessary certification from the DoT, which is required before the commencement of Service. DoT may impose a penalty for such delay.

The combination of the above issues, if decided against DWL, could have a material adverse effect on the business and prospects of DWL.

5. MATERIAL CONTRACTS

5.1 Maxis and its subsidiaries

Save as disclosed below, during the 2 years preceding the LPD, neither Maxis nor any of its subsidiaries has entered into any material contracts (not being contracts entered into in the ordinary course of business):

(i) NTS entered into a shareholder's loan agreement dated 16 September 2005 with Teleglobal Investments B.V ("Teleglobal") (including all amendments and supplements thereto) for a loan in the amount of USD150 million (equivalent to RM525 million) to be provided by Teleglobal to NTS;

(ii) MBNS Multimedia Technologies Sdn Bhd ("MMT") and Advanced Wireless Technologies Sdn Bhd ("AWT") had on 24 November 2005 entered into a loan agreement wherein MMT agreed to grant AWT a loan amounting to RM24,166,666.00 for a term of 5 years;

(iii) Aircel entered into a share purchase agreement dated 27 December 2005 with Aircel Televentures Limited ("ATVL") in respect of the acquisitions by Aircel of 100% of the issued and paid up share capital of Aircel Cellular Limited ("ACL") and Dishnet Wireless Limited ("DWL") from ATVL, which were completed by 30 December 2005, for a cash consideration of Rs4,838,130,000 (equivalent to RM381 million);

(iv) Maxis entered into a conditional share subscription agreement dated 30 December 2005 with ATVL and Sterling Infotech Limited ("SIL") (collectively "SIG Group") and Aircel (including all amendments and supplements thereto) for the subscription by Maxis of 63,243,243 Aircel shares representing 26% of the enlarged issued and paid up capital of Aircel for a cash consideration of rupee equivalent of USD280 million (equivalent to RM980 million) ("SSA"). Maxis and its wholly owned subsidiary, Global Communication Services Holdings Ltd ("GCSH"), entered into a substitution agreement dated 5 January 2006 with the SIG Group and Aircel whereby GCSH substituted Maxis as a party to the SSA;

(v) Maxis entered into a conditional share purchase agreement dated 30 December 2005 with the SIG Group and Aircel (including all amendments and supplements thereto) for the acquisition by Maxis and an Indian company to be identified and nominated by Maxis of an aggregate of 180,000,000 Aircel shares representing 74% of the enlarged issued and paid up capital of Aircel from ATVL, for a cash consideration of rupee equivalent of USD800 milllion (equivalent to RM2,800 million) ("SPA"). Maxis and GCSH entered into a substitution agreement dated 5 January 2006 with the SIG Group and Aircel whereby GCSH substituted Maxis as a party to the SPA. Deccan Digital Networks Private Limited ("Deccan"), a joint venture between GCSH and Sindya Securities & Investments Private Limited ("Sindya"), was nominated as the Indian company to purchase 85,135,135 Aircel shares (representing 35% of the enlarged issued and paid up capital of Aircel) from ATVL pursuant to the SPA;

(vi) Maxis entered into an option agreement dated 30 December 2005 with SIL and Mr C Sivasankaran ("CS") in respect of put and call options over 63,243,243 Aircel shares representing 26% of the enlarged issued and paid up capital of Aircel held by GCSH pursuant to the subscription agreement referred to in paragraph (iv) above ("Option Agreement"). The exercise price of the option shares is USD280 million (equivalent to RM980 million to be satisfied in cash. Maxis and GCSH entered into a substitution agreement dated 5 January 2006 with SIL and CS whereby GCSH substituted Maxis as a party to the Option Agreement;

(vii) GCSH, Deccan and Sindya entered into a shareholders agreement dated 20 January 2006 (including all amendments and supplements thereto) in relation to the shareholding and management of Deccan;

(viii) GCSH, Deccan and Sindya entered into a cumulative redeemable non-convertible preferences shares ("RCPS") subscription agreement dated 20 January 2006 in relation to the subscription, issuance and allotment of RCPS in Deccan to GCSH and Sindya for an aggregate sum of USD368 million (equivalent to RM1,288 million) or such other higher amount as may be agreed between GCSH, Sindya and Deccan, payable in cash;

(ix) GCSH, Deccan and Sindya entered into a call option agreement dated 20 January 2006 wherein GCSH was granted a call option to purchase from Sindya all of the equity shares of Deccan owned by Sindya at an exercise price (payable in cash) determined based upon the value of the Aircel shares held by Deccan derived from (i) the market price of Aircel shares, in the event of an initial public offering of Aircel ("IPO"); or (ii) a formula based equity value of Aircel on a consolidated basis, if there is no IPO at the time of exercise of the call option, subject always to a minimum price based on Sindya's entry price and related carrying costs;

(x) GCSH and Deccan entered into a shareholders agreement dated 20 January 2006 (including all amendments and supplements thereto) in relation to the shareholding and management of Aircel;

(xi) Maxis, Althem BV ("Althem") and Teleglobal Investments BV ("Teleglobal"), both wholly owned subsidiaries of Maxis, executed a conditional sale and purchase agreement with Penta Investment Limited ("Penta") on 19 April 2007 for Althem to acquire 1,261,573,820 ordinary shares of IDR500 each in NTS ("Sale Shares") representing 44% of the existing issued and paid-up share capital of NTS from Penta for a total cash consideration of USD123.92 million (equivalent to RM423.81 million); and

(xii) In conjunction with the sale and purchase agreement as set out in (xi), Maxis, Teleglobal and P.T. Aneka Tirta Nusa ("Tirta") had on 19 April 2007 entered into a Put Option Agreement and Call Option Agreement in respect of put and call options ("Options") over 143,360,661 NTS shares ("Tirta Block") representing 5% of the existing issued and paid-up share capital of NTS. Salient terms and conditions pursuant to the Options are as follows:

- Teleglobal grants Tirta an option ("Put Option") to sell to Teleglobal or an Indonesian entity identified by Teleglobal, the Tirta Block at the exercise price of USD14.08 million (equivalent to RM48.15 million);

- Tirta grants Teleglobal an option ("Call Option") to purchase or to identify an Indonesian entity to purchase from Tirta, the Tirta Block at the exercise price of USD16.33 million (equivalent to RM55.85 million); and

- the exercise period of the Put Option and Call Option starts from earlier of (i) 6 months from 19 April 2007, or (ii) such other date as Teleglobal and Tirta may agree. The last day of exercise period of the Put and Call Option is 30 December 2009.

6. MATERIAL CAPITAL COMMITMENTS

Save as disclosed below, as at 31 March 2007 (being the latest practicable date at which such amounts could be calculated prior to the printing of this IAC), the Board of Maxis is not aware of any material capital commitment being entered into by Maxis and its subsidiaries, which may have a material impact on the business or financial position of the Group.

	Group RM'million
Approved by the Board of Directors:	
- contracted for	734
- not contracted for	1,808
	2,542

7. SERVICE CONTRACTS

Save for the service contracts set out below, there are no other service contracts of any Director or proposed Director with Maxis or any of its subsidiaries (unless such service contracts are expiring or determinable by the employing company without payment of compensation within 12 months from the date of the Offer Document):

a) Sandip Das, who is an Executive Director of Maxis and Director of several subsidiaries of Maxis, has a contract with Maxis in capacity as Chief Executive Officer for a period of 5 years commencing 15 January 2007;

b) Edward Ying Siew Heng, who is a Director of several subsidiaries of Maxis, has a contract with Maxis Mobile Sdn Bhd in capacity as Chief Operating Officer for a period commencing 12 May 2003 till 31 March 2008;

c) Rossana Annizah Bt. Mohd Rashidi, who is a director of several subsidiaries of Maxis had a contract with Maxis Mobile Sdn Bhd in her capacity as Chief Financial Officer since 16 May 2003 and her contract has on 25 April 2007 been renewed for another 4 years;

d) Geoffrey William Shelley, who is a Director of PT Maxis Communications, has a contract with Maxis Mobile Sdn Bhd in capacity as General Counsel for a period of 4 years commencing 1 October 2004;

e) Ahmad Zaky bin Ismail, who is Director of PT Maxis Communications, has an employment contract with Maxis Mobile Sdn Bhd in capacity as Senior Manager commencing 1 January 2004;

f) Tan Hoon San, who is a Director of NTS, has an employment contract with Maxis Mobile Sdn Bhd in current capacity as General Manager commencing 24 April 2000; and

g) Suresh Narain Singh Sidhu, who is a director of PT Maxis Communications, has a contract with Maxis Mobile Sdn Bhd in capacity as General Manager and Head of Corporate Strategy and Development for a period of 5 years commencing 1 November 2004.

8. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal office hours (except public holidays) at Maxis' registered office at Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur, from the date of the Offer Document up to Closing Date:

(i) Memorandum and Articles of Association of Maxis;

(ii) the audited consolidated financial statements of Maxis for the 2 financial years ended 31 December 2005 and 2006 and the unaudited consolidated financial statements for the 3-month financial period ended 31 March 2007;

(iii) a copy of the Notice as set out in *Appendix I* of the Offer Document;

(iv) letters of consent referred to in Section 2 of this Appendix;

(v) JPMorgan Valuation Letter;

(vi) the material contracts as set out in Section 5 above; and

(vii) the relevant cause paper in relation to the material litigation referred to in Section 4 above.

[The rest of this page is intentionally left blank]

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in doubt as to the course of action to be taken, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. Bursa Malaysia Securities Berhad ("Bursa Securities") takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

In line with the provisions of Practice Note No. 18/2005 on Perusal of Draft Circulars and Other Documents, Bursa Securities has not perused Part C of this Circular as it is an Exempt Circular under the said practice note.

maxis®

MAXIS COMMUNICATIONS BERHAD

(Company No: 158400-V)
(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

in relation to the

PART A

Proposed renewal of the existing shareholders' mandate for recurrent related party transactions of a revenue or trading nature and the proposed shareholders' mandate for additional categories of recurrent related party transactions of a revenue or trading nature

PART B

- **Proposed offer and grant of options to Dato' Jamaludin bin Ibrahim, our Group Chief Executive Officer and our Executive Director; and**
- **Proposed offer and grant of options to Mr Sandip Das, our Chief Executive Officer and our Executive Director**

PART C

Proposed amendments to the Articles of Association of our Company

Managed by

RHB◇INVESTBANK
Corporate Finance • Capital Markets • Securities

RHB INVESTMENT BANK BERHAD
(Formerly known as RHB Sakura Merchant Bankers Berhad)
(Company No: 19663-P)
(A participating Organisation of Bursa Malaysia Securities Berhad)

The Notice of the EGM to be held at Sapphire Room, Level 1, Mandarin Oriental, Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur on Tuesday, 29 May 2007, at 4.00 p.m. or any adjournment thereof is enclosed in this Circular. We have also enclosed a copy of the Form of Proxy for you to complete and lodge at our registered office at Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur, Malaysia not less than 48 hours before the time appointed for the meeting or any adjournment thereof. The lodging of the Form of Proxy does not preclude you from attending and voting in person at the meeting should you subsequently decide to do so. The last day and time for you to lodge the Form of Proxy is on Sunday, 27 May 2007 at 3.59 p.m.

This Circular is dated 7 May 2007

DEFINITIONS

For the purpose of this Circular, except where the context otherwise requires, the following definitions shall apply:

Act	-	Companies Act, 1965 of Malaysia, as amended from time to time
AGM	-	Annual General Meeting
ALDSB	-	Asiatic Land Development Sdn Bhd *(Company No: 230132-V)*, a Person Connected to a Major Shareholder
AMP	-	Airtime Management and Programming Sdn Bhd (*Company No: 403472-D*), a wholly owned subsidiary of Astro, a Person Connected to Major Shareholders
Articles	-	Articles of Association of our Company
Astro	-	ASTRO ALL ASIA NETWORKS plc *(Company No: 4841085)*, a company incorporated in England and Wales, and registered as a foreign company in Malaysia *(Company No: 994178-M)*, a Person Connected to Major Shareholders
Audit Committee	-	Audit committee of our Company
Board	-	Board of Directors of our Company
Bursa Securities	-	Bursa Malaysia Securities Berhad *(Company No: 635998-W)*
Bye-Laws	-	The existing bye-laws governing the ESOS, as amended from time to time.
Director	-	Shall have the meaning given in Section 4 of the Act, and for the purposes of the Proposed Shareholders' Mandate, (i) references to a Director includes any person who is or was within the preceding 6 months of the date on which the terms of the transaction are agreed upon, a Director or a Chief Executive Officer of our Company (or any other company which is our subsidiary or holding company); and (ii) references to the members of a Director's family shall have the meaning ascribed thereto in Paragraph 1.01 of the Listing Requirements
DJI	-	Dato' Jamaludin bin Ibrahim
EGM	-	Extraordinary General Meeting
EINV	-	Eridanes International N.V. *(Company No: 63756)*, a Major Shareholder
Eligible Employee	-	An Employee (including a Director) who meets the criteria of eligibility to participate in the ESOS with regards to the Options
Employee	-	An employee of our Company or of our subsidiaries whose employment has been confirmed in writing
ESOS or Employee Share Option Scheme	-	Our existing employee share option scheme for the grant of Options to Eligible Employees of our Group
Excorp	-	Excorp Holdings N.V. *(Company No: 76431)*, a Major Shareholder
GCSH	-	Global Communication Services Holdings Ltd *(Company No. 14292/1646)*, our wholly owned subsidiary incorporated in Mauritius
Listing Requirements	-	Listing Requirements of Bursa Securities, as amended from time to time
MAIH	-	MAI Holdings Sdn Bhd *(Company No: 171379-T)*, a Major Shareholder

Major Shareholder(s)	-	A person who has an interest or interests in one or more voting shares in our Company and the nominal amount of those shares, or the aggregate of the nominal amounts of those shares, is (a) equal to or more than 10% of the aggregate of the nominal amounts of all the voting shares in our Company or (b) equal to or more than 5% of the aggregate of the nominal amounts of all the voting shares in our Company where such person is the largest shareholder of our Company and for the Proposed Shareholders' Mandate, includes any person who is or was within the preceding 6 months of the date on which the terms of the transaction were agreed upon, a Major Shareholder of our Company (or any other company which is our subsidiary or holding company) as defined above. For the purpose of this definition, "interest in shares" shall have the meaning given in Section 6A of the Act
Maxis or our Company	-	Maxis Communications Berhad *(Company No: 158400-V)*
Maxis Group or our Group	-	Maxis and our subsidiaries as defined in Section 5 of the Act
MBNS	-	MEASAT Broadcast Network Systems Sdn Bhd *(Company No: 240064-A)*, a wholly owned subsidiary of Astro, a Person Connected to Major Shareholders
MBSB	-	Maxis Broadband Sdn Bhd *(Company No: 234053-D)*, our wholly owned subsidiary
MIT	-	Multimedia Interactive Technologies Sdn Bhd *(Company No: 488331-D)*, a wholly owned subsidiary of Astro, a Person Connected to Major Shareholders
MMSB	-	Maxis Mobile Sdn Bhd *(Company No: 229892-M)*, our wholly owned subsidiary
MMSSB	-	Malaysian Mobile Services Sdn Bhd *(Company No: 73315-V)*, our wholly owned subsidiary
MSS	-	MEASAT Satellite Systems Sdn Bhd *(Company No: 247846-X)*, a Person Connected to Major Shareholders
NA	-	Net assets
Option(s) or ESOS Option(s)	-	The right to subscribe for Share(s) upon acceptance of an offer under the ESOS
PanOcean	-	PanOcean Management Limited *(Company No: 70421)*, a Major Shareholder
Person Connected	-	In relation to a Director or a Major Shareholder, means such person who falls under any one of the following categories: (a) member of the Director's or Major Shareholder's family, which family shall have the meaning given in Paragraph 1.01 of the Listing Requirements; (b) a trustee of a trust (other than a trustee for an employees' share scheme or pension scheme) under which the Director, Major Shareholder or a member of the Director's or Major Shareholder's family is the sole beneficiary;

(c) a partner in relation to a Director or Major Shareholder or person connected with a Director or Major Shareholder. For the purposes of this definition, "a partner in relation to a Director or Major Shareholder or person connected with a Director or Major Shareholder" shall mean such person who falls within any one of the following categories:
   (i) a person with whom the Director, Major Shareholder or Person Connected with a Director or Major Shareholder is in or proposes to enter into partnership with. "Partnership" for this purpose is given the meaning under section 3 of the Partnership Act 1961; and
   (ii) a person with whom the Director, Major Shareholder or Person Connected to a Director or Major Shareholder has entered or proposes to enter into a joint venture, whether incorporated or not;

(d) a person who is accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the Director or Major Shareholder;

(e) a person in accordance with whose directions, instructions or wishes the Director or Major Shareholder is accustomed or is under an obligation, whether formal or informal, to act;

(f) a body corporate or its Directors which/who is/are accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the Director or Major Shareholder;

(g) a body corporate or its Directors whose directions, instructions or wishes the Director or Major Shareholder is accustomed or under an obligation whether formal or informal, to act;

(h) a body corporate in which the Director, Major Shareholder and/or persons connected with him are entitled to exercise, or control the exercise of, not less than 15% of the votes attached to voting shares in the body corporate; or

(i) a body corporate which is a related corporation

Proposals In Relation to Shareholders' Mandate	-	Consist of the following: (a) Proposed renewal of the existing shareholders' mandate for Recurrent Transactions, which was approved by shareholders of Maxis on 1 June 2006 at our EGM as listed in Appendix I (I) hereof; and (b) Proposed shareholders' mandate to be obtained for additional categories of Recurrent Transactions as listed in Appendix I (II) hereof
Proposed Amendments to Articles	-	Proposed amendments to Articles
Proposed DJI ESOS Options	-	Proposed offer and grant of ESOS Options to DJI in his capacity as our Group Chief Executive Officer and our Executive Director to subscribe for up to a maximum of 1,000,000 Shares in our Company under the ESOS at a price to be determined in accordance with the provisions of the Bye-Laws
Proposed SD ESOS Options	-	Proposed offer and grant of ESOS Options to SD in his capacity as our Chief Executive Officer and our Executive Director to subscribe for up to a maximum of 200,000 Shares in our Company under the ESOS at a price to be determined in accordance with the provisions of the Bye-Laws
Proposed ESOS Options	-	Proposed DJI ESOS Options and Proposed SD ESOS Options
Proposed Shareholders' Mandate	-	The shareholders' mandate proposed to be renewed as more particularly referred to in paragraph (a) of the definition of "Proposals In Relation to Shareholders' Mandate" and the shareholders' mandate proposed to be obtained for additional categories of Recurrent Transactions as more particularly referred to in paragraph (b) of the definition of "Proposals In Relation to Shareholders' Mandate"
PSIL	-	Pacific States Investment Limited *(Company No: 39120)*, a Major Shareholder

Recurrent Transaction(s)	-	Recurrent Related Party Transaction(s) of a revenue or trading nature which are necessary for day-to-day operations and are in the ordinary course of business of the member of our Group which is a party thereto
Related Party(ies)	-	Means in relation to a member of our Group, a Director, Major Shareholder or Person Connected to any of them
Related Party Transaction(s)	-	A transaction entered into by our Company or our subsidiaries which involves the interest, direct or indirect, of a Related Party
RHB INVESTBANK	-	RHB Investment Bank Berhad *(formerly known as RHB Sakura Merchant Bankers Berhad) (Company No: 19663-P)*
RM and sen	-	Ringgit Malaysia and sen respectively
Rs	-	Indian Rupees
RW	-	Resorts World Berhad *(Company No: 58019-U)*
SD	-	Sandip Das
Share(s)	-	Ordinary share(s) of RM0.10 each in our Company
SRGAP	-	SRG Asia Pacific Sdn Bhd *(Company No: 385851-P)*, a wholly owned subsidiary of UTSB, a Person Connected to Major Shareholders
Tanjong	-	Tanjong Public Limited Company *(Registration No: 210874)*, a company incorporated in England and Wales and registered as a foreign company in Malaysia *(Company No: 990903-V)*, a Person Connected to Major Shareholders
TCCPM	-	Tanjong City Centre Property Management Sdn Bhd *(Company No: 357133-T)*, a wholly owned subsidiary of Tanjong Property Management Sdn Bhd which in turn is a wholly owned subsidiary of Tanjong through Tanjong Asset Holdings Sdn Bhd
TGV	-	TGV Cinemas Sdn Bhd *(Company No: 305598-W)*, an associated company of Tanjong and a Person Connected to Major Shareholders
Transacting Party	-	A party with which our Company or any of our subsidiaries may or intend to enter into a Recurrent Transaction under the Proposed Shareholders' Mandate
USD	-	United States Dollar
UTESB	-	Usaha Tegas Equity Sdn Bhd *(Company No: 209844-K)*, a wholly owned subsidiary of UTSB, a Person Connected to Major Shareholders
UTHSB	-	UT Hospitality Services Sdn Bhd *(Company No: 664278-P)*, a wholly owned subsidiary of UTSB Management Sdn Bhd which in turn is wholly owned by UTSB
UTSB	-	Usaha Tegas Sdn Bhd *(Company No: 121062-M)*, a Major Shareholder
3G	-	A third generation digital wireless communication system which uses packet switching technology and offers higher speed data transmission rates between 144kbps (one thousand bits per second) to 2Mbps (one million bits per second)

Exchange Rates

The following exchange rates have been used in this Circular:

- Rs12.7 : RM1.0
- USD1.0 : RM3.5

Rounding

Throughout this Circular, for ease of reading, certain figures have been rounded.

CONTENTS

PAGE

PART A - PROPOSED SHAREHOLDERS' MANDATE

LETTER TO OUR SHAREHOLDERS CONTAINING:

PART B - PROPOSED ESOS OPTIONS

LETTER TO OUR SHAREHOLDERS CONTAINING:

PART C - PROPOSED AMENDMENTS TO ARTICLES

LETTER TO OUR SHAREHOLDERS CONTAINING:

APPENDICES

PART A

Proposed renewal of the existing shareholders' mandate for recurrent related party transactions of a revenue or trading nature and the proposed shareholders' mandate for additional categories of recurrent related party transactions of a revenue or trading nature

Maxis Communications Berhad

(Company No: 158400-V)
(Incorporated in Malaysia)

Registered Office:
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

7 May 2007

Your Board of Directors:

Y. Bhg. Tan Sri Dato' Megat Zaharuddin bin Megat Mohd. Nor *(Chairman/ Independent Non-Executive Director)*
Y.A.M. Tan Sri Dato' Seri Syed Anwar Jamalullail *(Independent Non-Executive Director)*
Mr Robert William Boyle *(Independent Non-Executive Director)*
Encik Augustus Ralph Marshall *(Non-Executive Director)*
Encik Chan Chee Beng *(Non-Executive Director)*
Y. Bhg. Dato' Jamaludin bin Ibrahim *(Group Chief Executive Officer/ Executive Director)*
Mr Sandip Das *(Chief Executive Officer/ Executive Director)*

To: Our Shareholders

Dear Sir/Madam,

Proposed renewal of the existing shareholders' mandate for recurrent related party transactions of a revenue or trading nature and the proposed shareholders' mandate for additional recurrent related party transactions of a revenue or trading nature

1. INTRODUCTION

On 1 June 2006, we obtained our existing shareholders' mandate in respect of Recurrent Transactions. On 4 May 2007, our Company announced to Bursa Securities that in accordance with Paragraph 10.09 of the Listing Requirements on recurrent related party transactions of a revenue or trading nature, your Board proposes to seek your approval for the Proposals In Relation to Shareholders' Mandate at our forthcoming EGM scheduled to be held on 29 May 2007. The Proposals In Relation to Shareholders' Mandate consist of the following:

(a) Proposed renewal of the existing shareholders' mandate for Recurrent Transactions which was approved by our shareholders on 1 June 2006 at our EGM as listed in Appendix I (I) of this Circular; and

(b) Proposed shareholders' mandate for additional categories of Recurrent Transactions as listed in Appendix I (II) of this Circular.

The purpose of the Proposals In Relation to Shareholders' Mandate is to seek your renewal of authorisation for transactions listed in Appendix I (I) and to seek your authorisation for transactions listed in Appendix I (II) of this Circular.

The Proposed Shareholders' Mandate, if approved by you, will be subject to annual renewal. In this respect, any authority conferred by the Proposed Shareholders' Mandate shall only continue to be in force until:

(a) the conclusion of our next AGM following our forthcoming EGM at which the Proposed Shareholders' Mandate is approved, at which time it will lapse, unless by a resolution passed at such general meeting the authority is renewed; or

(b) the expiration of the period within which the next AGM is required to be held pursuant to Section 143(1) of the Act (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Act); or

(c) revoked or varied by resolution passed by you in general meeting;

whichever is the earliest.

Part A of this Circular has been prepared to provide you with details of the Proposals In Relation to Shareholders' Mandate and to seek your approval on the resolutions in relation to the Proposals In Relation to Shareholders' Mandate to be tabled at our forthcoming EGM.

2. DETAILS OF THE PROPOSALS IN RELATION TO SHAREHOLDERS' MANDATE

2.1 Background

Under Paragraph 10.09 of the Listing Requirements, a listed issuer may seek a shareholders' mandate in respect of related party transactions involving recurrent transactions of a revenue or trading nature, which are necessary for the day-to-day operations of the listed issuer or its subsidiaries to enter into such transactions, subject to the following:

(i) the transactions are in the ordinary course of business and are on terms not more favourable to the related party than those generally available to the public;

(ii) the shareholders' mandate is subject to annual renewal and disclosure is made in the annual report of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year where:

 (a) the consideration, value of the assets, capital outlay or costs of the aggregated transactions is equal to or exceeds RM1 million; or

 (b) the percentage ratios of such aggregated transactions is equal to or exceeds 1%,

 whichever is the higher;

(iii) the issuance of a circular to the shareholders by the listed issuer, which includes information required under the Listing Requirements; and

(iv) the interested Directors, interested Major Shareholders and interested Persons Connected with a Director or Major Shareholder; and where any of the transactions involve the interest of an interested Person Connected with a Director or Major Shareholder, such Director or Major Shareholder, must not vote on the resolution approving the transactions in a meeting to obtain the shareholders' mandate. An interested Director or interested Major Shareholder must ensure that Persons Connected with him abstain from voting on the resolution approving the transactions concerned.

Your Board proposes to seek your approval for the proposed renewal of the existing shareholders' mandate for Recurrent Transactions, details of which are set out in Appendix I (I) of this Circular, which was approved by the shareholders of our Company on 1 June 2006 and a shareholders' mandate for additional categories of Recurrent Transactions, details of which are set out in Appendix I (II) of this Circular.

Related Party Transactions that do not fall within the ambit of the Proposed Shareholders' Mandate will be subject to other applicable provisions of the Listing Requirements, the Act and/or any applicable law.

2.2 Categories of Recurrent Transactions

Our principal activities are those of a holder of investments and a provider of services to our subsidiaries. The principal activities of our subsidiaries, which contribute substantially to our Group's results, are that of a telecommunications provider for mobile, fixed and international gateway services.

Other activities of our Group include the provision of wireless multimedia services, investment holding, holding and letting of property, management services, collection of telecommunications revenue for companies within our Group and provision of telecommunications consultancy services.

The categories of Recurrent Transactions covered by the Proposed Shareholders' Mandate relate principally to the purchase and supply of telecommunications related services, rental of assets/premises and its related services/charges and promotional and marketing activities in the ordinary course of business of the members of our Group, details of which are as follows:

(i) <u>Purchase of telecommunications related services</u>

The Recurrent Transactions that may or will be entered into with the relevant Transacting Parties under this category include, without limitation:

- the use of Related Parties' systems to offer electronic information and transaction based services and to deliver online information based services;
- the development and commissioning of mobile payment services and video streaming services; and
- the provision of call centre functions.

(ii) <u>Supply of telecommunications related services</u>

The Recurrent Transactions that may or will be entered into with the relevant Transacting Parties under this category include, without limitation:

- the provision of fixed voice, data and broadband services;
- the provision of mobile office related services, mobile rate plans, general packet radio services, short messaging services and 3G services;
- the provision of Very Small Aperture Terminal links as well as voice and data services; and
- the commissioning of leased circuits.

(iii) <u>Rental of assets/premises and its related charges/services</u>

The Recurrent Transactions that may or will be entered into with the relevant Transacting Parties under this category include, without limitation:

- the lease of transponders;
- the rental of base transceiver station sites;
- the rental of other premises for operations, briefings and promotions; and
- the payment of electricity and other service charges for the rented premises.

(iv) <u>Promotional and marketing activities</u>

The Recurrent Transactions that may or will be entered into with the relevant Transacting Parties under this category relate to promotional and marketing activities such as sponsorships and subsidising of movie tickets and airtime.

2.3 Classes of Related Parties

The Proposed Shareholders' Mandate will apply to those Related Parties consisting of Directors, Major Shareholders and Persons Connected to them, who are more particularly described in Section 7 and Appendix II of this Circular.

2.4 Nature of the Recurrent Transactions

Details of the Recurrent Transactions for which the Proposed Shareholders' Mandate is being sought, as well as the Transacting Parties, the interested Related Parties and the nature of their relationships, are as set out in Appendix I of this Circular.

2.5 Basis of Estimate

The estimated transaction values as set out in Appendix I of this Circular are based on estimated prevailing prices which are or will be formalised in agreements/contracts to be entered into by relevant members of our Group with the Transacting Parties based on our Group's usual levels of transaction and on the projected business volume from the date of our forthcoming EGM to our next AGM. The actual value of transactions may, however, vary from the estimated value disclosed in Appendix I of this Circular if there should occur any changes in the business, economic and competitive environment.

Nevertheless, if the Proposed Shareholders' Mandate is approved, disclosure will be made in accordance with the Listing Requirements in the annual report of our Company for the financial year which will end on 31 December 2007 of the aggregate value of transactions conducted pursuant to the Proposed Shareholders' Mandate as approved during the financial year.

2.6 Benefits to Our Group

The supply of the telecommunications and other related services disclosed in Appendix I of this Circular is to be provided by the relevant members of our Group in their ordinary course of business, and on our Group's normal commercial terms and on terms which will be no more favourable to the Transacting Parties than those generally available to the public. These transactions are beneficial to our Group as they represent an additional source of income for our Group.

The services, which include the rental of assets/premises and the promotional and marketing activities to be received by relevant members of our Group from the Transacting Parties, as set out in Appendix I of this Circular, are to be provided on terms which will be no more favourable to the Transacting Parties than those generally available to the public. Further, the services to be received by our Group as set out in Appendix I of this Circular such as the access to WAP-STK platform and call handling services and the development of mobile payment services will enhance the services provided to our Group's mobile subscribers and thereby contribute to the generation of revenue for our Group.

Your Board is of the view that the close working relationships and co-operation with the Transacting Parties will allow our Group to be more competitive in the provision of telecommunications and other business related services.

2.7 Review procedures for the Recurrent Transactions

Our Group has established the following procedures and guidelines and internal controls to ensure that Recurrent Transactions will be entered into on normal commercial terms and on terms which will not be more favourable to the Transacting Parties than those generally available to third parties dealing at arm's length and will not be to the detriment of our Company's minority shareholders:

(i) To support and supplement the internal control systems, our Company has adopted the following additional review and approval procedures for Recurrent Transactions which are within the Proposed Shareholders' Mandate:

   a) Individual Recurrent Transactions that fall below RM30 million each in value will be reviewed and approved in accordance with our Company's Manual of Limits of Authority;

b) Individual Recurrent Transactions exceeding RM30 million each in value will be reviewed and considered by the Audit Committee and thereafter, if the Audit Committee shall deem fit, recommend to your Board for approval; and

c) A quarterly report on all Recurrent Transactions transacted in that quarter will be produced to the Audit Committee for its reference.

(ii) All operating divisions and our subsidiaries are required to review their existing information systems on an on-going basis to ensure that features are incorporated into the systems for capturing information on Recurrent Transactions at source;

(iii) Information on Related Parties and review procedures applicable to all Recurrent Transactions which involve the interest, direct or indirect, of such Related Parties have been disseminated to all companies within our Group and will continue to be disseminated from time to time.

(iv) Recurrent Transactions will only be undertaken by our Company and subsidiaries after our Company or the relevant subsidiary has ascertained that the transaction prices, rentals, terms and conditions, quality of products/services will be comparable with those prevailing in the market and will meet industry standards. The transaction prices will be based on the prevailing market rates/prices of the service or product and will allow for the usual margin given to or given by any unrelated third parties or will otherwise accord with the normal commercial terms and applicable industry norms. The interests of minority shareholders will also be taken into account when entering into Recurrent Transactions to ensure that their rights and interests are upheld;

(v) All Recurrent Transactions to be entered into shall be on normal commercial terms and on terms that will be consistent with our Company's usual business practices and policies;

(vi) In the event that a member of the Audit Committee or Board has an interest and/or deemed interest in any particular Recurrent Transaction, he or she shall declare his or her interest in the Recurrent Transaction and will have to refrain from any deliberation and also abstain from voting on the matter at the Audit Committee meeting or Board meeting in respect of that Recurrent Transaction;

(vii) Proper records shall be maintained to record all Recurrent Transactions entered or to be entered into pursuant to the Proposed Shareholders' Mandate to ensure accurate disclosure thereof. The aggregate value of the Recurrent Transactions transacted in accordance with the Proposed Shareholders' Mandate shall be disclosed in the annual report of our Company pursuant to Paragraph 10.09(1)(b) of the Listing Requirements. In accordance with the Listing Requirements, in making the disclosure of the aggregate value of Recurrent Transactions, a breakdown of the aggregate value of the Recurrent Transactions where:

(i) the consideration, value of the assets, capital outlay or costs of the aggregated transactions is equal to or exceeds RM1 million; or

(ii) the percentage ratios of such aggregated transactions is equal to or exceeds 1%;

whichever is the higher;

entered into during the financial year will be provided, based on the type of Recurrent Transactions entered into and the names of the Related Parties involved in each type of Recurrent Transactions entered into and their relationships with our Company;

(viii) All Recurrent Transactions entered into pursuant to the Proposed Shareholders' Mandate shall be reviewed under the annual internal audit plan to ensure that all relevant shareholders' approvals have been obtained where necessary, and the review procedures in respect of such Recurrent Transactions are complied with;

(ix) The Audit Committee shall review the Internal Audit Reports on a quarterly basis to ascertain that the guidelines and the procedures established to monitor Recurrent Transactions are complied with;

(x) Periodical review of the relevant Recurrent Transactions and the existing procedures in relation to related party transactions shall be carried out by the Audit Committee to ascertain that they have been complied with in accordance to the Proposed Shareholders' Mandate; and

(xi) If the Audit Committee is of the view that the abovementioned procedures are insufficient to ensure that Recurrent Transactions are undertaken on an arm's length basis and on normal commercial terms and on terms that are not more favourable to the Transacting Party than those generally available to third parties dealing at arm's length during their periodic review of the procedures, the Audit Committee has the discretion to request for additional procedures to be imposed on all Recurrent Transactions.

It is our Company's policy to ensure that all of our transactions regardless of whether they are Recurrent Transactions or not, must comply with our Company's Procurement Manual ("PM") and the Manual of Limits of Authority ("LOA"). The purpose of the PM and LOA is to ensure that all transactions are carried out in the best interests of our Company.

The LOA sets out the levels of authority and guides internal management in their control over our Group's capital and operating expenditure. The purpose of the PM is to ensure that competitive bidding principles and transparent procedures are observed in the procurement of goods and services.

Our Company's Business Code of Ethics lays down the policy that all of our Company's Directors and employees must act in good faith and without any conflict of interest at all times and must act in the best interest of the companies within our Group.

2.8 Statement by Audit Committee

The Audit Committee periodically reviews the systems and procedures for compiling information on Recurrent Transactions mentioned in Appendix I of this Circular and, if necessary, may request internal audit to review these systems and procedures. The Audit Committee is of the view that the stipulated procedures are sufficient to ensure that the Recurrent Transactions will be entered into on normal commercial terms and on terms which will not be more favourable to the Transacting Parties than those generally available to third parties dealing at arm's length and will not be to the detriment of our Company's minority shareholders. All reviews by the Audit Committee will be reported to your Board for its further action.

2.9 Validity Period of the Proposed Shareholders' Mandate

The Proposed Shareholders' Mandate, if approved at our forthcoming EGM, shall take effect from the date of the passing of the ordinary resolutions proposed at our EGM to approve the Proposed Shareholders' Mandate and is subject to annual renewal. In this respect, the authority conferred by the Proposed Shareholders' Mandate shall only continue to be in force until:

(i) the conclusion of our next AGM following our forthcoming EGM at which the Proposed Shareholders' Mandate is approved, at which time it will lapse, unless by a resolution passed at such general meeting the authority is renewed; or

(ii) the expiration of the period within which our next AGM is required to be held pursuant to Section 143(1) of the Act (excluding however such extension as may be allowed pursuant to Section 143(2) of the Act); or

(iii) the Proposed Shareholders' Mandate is revoked or varied by resolution passed by you in a general meeting;

whichever is the earliest.

2.10 Disclosure of Recurrent Transactions

Disclosure will be made in the annual report of our Company of the aggregate value of Recurrent Transactions conducted pursuant to the Proposed Shareholders' Mandate during the financial year where:

(i) the consideration, value of the assets, capital outlay or costs of the aggregated transactions is equal to or exceeds RM1 million; or

(ii) the percentage ratios of such aggregated transactions is equal to or exceeds 1%,

whichever is the higher;

with a breakdown of the aggregate value of the Recurrent Transactions based on the type of transactions, the names of the Related Parties involved and their relationships with our Company.

Disclosure will be made in our Company's annual report for each of the subsequent financial years during which the Proposed Shareholders' Mandate shall remain in force.

3. RATIONALE FOR THE PROPOSED SHAREHOLDERS' MANDATE

The Proposed Shareholders' Mandate will enable members of our Group to carry out Recurrent Transactions necessary for their day-to-day operations and will eliminate the need to frequently make announcements to Bursa Securities, convene separate general meetings and/or seek shareholders' approvals, from time to time as and when potential Recurrent Transactions which are within the Proposed Shareholders' Mandate shall arise. In this respect, the Proposed Shareholders' Mandate is intended to save administrative time and expenses which could be better utilised by the staff of our Group to pursue their corporate objectives and realise business opportunities in a more timely and effective way.

4. EFFECTS OF THE PROPOSED SHAREHOLDERS' MANDATE

The Proposed Shareholders' Mandate is not expected to have any effect on the issued and paid-up share capital and Major Shareholders' shareholdings in our Company, and is not expected to have a material effect on the NA, earnings and dividend of our Group.

5. CONDITION OF THE PROPOSED SHAREHOLDERS' MANDATE

The Proposed Shareholders' Mandate is subject to your approval being obtained at our forthcoming EGM.

6. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

Details on the direct and indirect shareholdings of the interested Directors and Major Shareholders and Persons Connected to them are set out in Appendix II of this Circular.

All information in relation to the equity interests, both direct and indirect, as stated in Appendix II of this Circular of each of our Director and Major Shareholder are extracted from the Register of Directors and Register of Substantial Shareholders of our Company respectively as at 20 April 2007. Save as disclosed in Appendix II, there are no directors, major shareholders and persons connected to them who have any interests, direct or indirect, in the Proposed Shareholders' Mandate.

7. ABSTENTION FROM VOTING

The interested Directors, as set out in Appendix IV of this Circular, have abstained and will continue to abstain from deliberating and voting in respect of the Proposed Shareholders' Mandate at our relevant board meetings. In addition, the interested Directors will abstain from voting in respect of their direct and/or indirect shareholdings at our forthcoming EGM on those resolutions in relation to the Proposed Shareholders' Mandate, which relate to transactions involving their interests and interests of Persons Connected to them.

All interested Directors, have undertaken to ensure that Persons Connected to them will abstain from voting in respect of their direct and/or indirect shareholdings at our forthcoming EGM on those resolutions in relation to the Proposed Shareholders' Mandate which relate to transactions in which they have an interest as stated in Appendix IV of this Circular.

The interested Major Shareholders, as set out in Appendix IV of this Circular, will abstain from voting in respect of their direct and/or indirect shareholdings at our forthcoming EGM on those resolutions in relation to the Proposed Shareholders' Mandate which relate to transactions involving their interests and interests of Persons Connected to them.

In addition, all interested Major Shareholders have undertaken to ensure that Persons Connected to them will abstain from voting in respect of their direct and/or indirect shareholdings at our forthcoming EGM on those resolutions in relation to the Proposed Shareholders' Mandate which relate to transactions in which they have an interest as stated in Appendix IV of this Circular.

8. DIRECTORS' RECOMMENDATION

Having considered all aspects of the Proposed Shareholders' Mandate, your Board (save for Augustus Ralph Marshall ("ARM"), Chan Chee Beng ("CCB"), DJI and SD who are interested in the Proposed Shareholders' Mandate as identified in Sections 6 and 7 above and hence express no opinion thereon) is of the opinion that the Proposed Shareholders' Mandate is in your and our Company's best interest.

Accordingly, your Board (save for ARM, CCB, DJI and SD) recommends that you vote in favour of the ordinary resolutions pertaining to the Proposed Shareholders' Mandate to be tabled at our forthcoming EGM.

9. EGM

An EGM, the notice of which is enclosed together with this Circular, will be held at Sapphire Room, Level 1, Mandarin Oriental, Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur on Tuesday, 29 May 2007, at 4.00 p.m. or any adjournment thereof, for the purpose of considering and, if thought fit, passing the ordinary resolutions to approve and give effect to the Proposed Shareholders' Mandate.

If you are unable to attend and vote in person at our forthcoming EGM, you may complete and return the enclosed Form of Proxy in accordance with the instructions printed therein as soon as possible and in any event so as to arrive at our registered office at Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur, Malaysia not less than 48 hours before the time fixed for the meeting or any adjournment thereof. The lodging of the Form of Proxy does not preclude you from attending and voting in person at the meeting should you subsequently decide to do so.

10. FURTHER INFORMATION

You are requested to refer to Appendix V of this Circular for further information.

Yours faithfully,
for and on behalf of the Board of Directors of
MAXIS COMMUNICATIONS BERHAD

Y. Bhg. Tan Sri Dato' Megat Zaharuddin bin Megat Mohd. Nor
Chairman

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PART B

- **Proposed offer and grant of options to Dato' Jamaludin bin Ibrahim, our Group Chief Executive Officer and our Executive Director**

- **Proposed offer and grant of options to Mr Sandip Das, our Chief Executive Officer and our Executive Director**

Maxis Communications Berhad

(Company No: 158400-V)
(Incorporated in Malaysia)

Registered Office:
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

7 May 2007

Your Board of Directors:

Y. Bhg. Tan Sri Dato' Megat Zaharuddin bin Megat Mohd. Nor *(Chairman/ Independent Non-Executive Director)*
Y.A.M. Tan Sri Dato' Seri Syed Anwar Jamalullail *(Independent Non-Executive Director)*
Mr Robert William Boyle *(Independent Non-Executive Director)*
Encik Augustus Ralph Marshall *(Non-Executive Director)*
Encik Chan Chee Beng *(Non-Executive Director)*
Y. Bhg. Dato' Jamaludin bin Ibrahim *(Group Chief Executive Officer/ Executive Director)*
Mr Sandip Das *(Chief Executive Officer/ Executive Director)*

To: Our Shareholders

Dear Sir/Madam,

- **Proposed offer and grant of options to Dato' Jamaludin bin Ibrahim, our Group Chief Executive Officer and our Executive Director**
- **Proposed offer and grant of options to Mr Sandip Das, our Chief Executive Officer and our Executive Director**

1. INTRODUCTION

Our Company implemented the Employee Share Option Scheme on 1 July 2002 for the benefit of Eligible Employees and Executive Directors of our Group.

DJI as our Group Chief Executive Officer and our Executive Director, and SD as our Chief Executive Officer and our Executive Director are eligible to participate in the ESOS and be offered and granted options every year for the duration of their employment with our Company.

In accordance with Paragraph 6.11 of the Listing Requirements, a listed issuer must ensure that it shall not issue shares or other convertible securities to a Director, Major Shareholder, Chief Executive Officer or Person Connected with any Director, Major Shareholder or Chief Executive Officer unless shareholders in a general meeting have approved of the specific allotment to be made to such person.

Accordingly on 4 May 2007, your Board announced that it had, on the same day, proposed to offer and grant to DJI, our Group Chief Executive Officer and our Executive Director, ESOS Option(s) to subscribe for up to a maximum of 1,000,000 Shares under the ESOS, subject to your approval at our forthcoming EGM and subject always to such terms and conditions of, and/or any adjustments which may be made in accordance with the Bye-Laws.

Further, on 4 May 2007, your Board announced that it had, on the same day, proposed to offer and grant to SD, our Chief Executive Officer and our Executive Director, ESOS Option(s) to subscribe for up to a maximum of 200,000 Shares under the ESOS, subject to your approval at our forthcoming EGM and subject always to such terms and conditions of, and/or any adjustments which may be made in accordance with the Bye-Laws.
In DJI's and SD's remuneration packages as set out in their employment contracts, they are entitled to the grants or to be considered for the grants of the Proposed ESOS Options. Pursuant to the Bye-Laws, Eligible Employees including Executive Directors shall be eligible to participate in the ESOS.

Part B of this Circular has been prepared to provide you with the details of the Proposed ESOS Options and to seek your approval on the resolutions in relation to the Proposed ESOS Options to be tabled at our forthcoming EGM.

2. DETAILS OF THE PROPOSED ESOS OPTIONS

You may recall that the shareholders of our Company had on 1 June 2006 approved the offer and grant to DJI, in his capacity as the Chief Executive Officer and our Executive Director, of ESOS Option(s) to subscribe for up to a maximum of 1,000,000 Shares available under the ESOS (the "2006 Mandate"). The 2006 Mandate will expire at the conclusion of our forthcoming AGM.

Presently, your Board intends to seek your approval of an offer and grant to DJI of ESOS Option(s) in his capacity as our Group Chief Executive Officer and our Executive Director, to subscribe for up to a maximum of 1,000,000 Shares available under the ESOS pursuant to the provisions of the Bye-Laws of the ESOS (the "2007 DJI Mandate").

In addition, your Board intends to seek your approval of an offer and grant to SD of ESOS Option(s) in his capacity as our Chief Executive Officer and our Executive Director to subscribe for up to a maximum of 200,000 Shares available under the ESOS pursuant to the provisions of the Bye-Laws of the ESOS (the "2007 SD Mandate"). The 2007 SD Mandate will expire at the conclusion of our next AGM to be held in 2008.

The payment for the acceptance of each grant of ESOS Options is RM1.00.

Pursuant to the ESOS Bye-Laws, each ESOS Option shall be exercisable at a price per Share which is (i) the weighted average of the market price quotation of the Shares for the 5 market days immediately preceding the date on which the ESOS Option is granted less, if the Directors of our Company so decide at their discretion from time to time, a discount of not more than 10%; or (ii) the par value of the Share, whichever is higher.

3. RATIONALE FOR THE PROPOSED ESOS OPTIONS

The purpose of the ESOS is to promote ownership of shares in our Company by Eligible Employees (including any Executive Directors) of our Group, thereby reinforcing a mutuality of interest among security holders and to enable our Group to attract, retain and motivate employees by permitting them to share the growth of the Company. The Proposed ESOS Options is for the purpose of enabling our Company to give effect to DJI's and SD's respective remuneration packages as set out in their employment contracts with our Company.

4. EFFECTS OF THE PROPOSED ESOS OPTIONS

The Proposed ESOS Options will not have an immediate effect on the issued and paid-up share capital of our Company, as it does not involve any issuance of new Shares. However, the issued and paid-up share capital of our Company will increase progressively depending on the number of ESOS Options exercised and the new Shares issued pursuant thereto.

5. APPROVAL REQUIRED

The Proposed ESOS Options is conditional upon your approval at our forthcoming EGM.

6. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

DJI is our Group Chief Executive Officer and our Executive Director as well as a shareholder of our Company. As at 20 April 2007, DJI has shareholdings of 1,388,000 Shares in our Company representing 0.05% in our Company, of which 38,000 Shares are registered in his own name, 100,000 Shares are held through a nominee, namely, RHB Capital Nominees (Tempatan) Sdn Bhd, 1,250,000 Shares are held through a nominee, namely, Citigroup Nominees (Tempatan) Sdn Bhd and he has ESOS Options to subscribe for 723,578 new Shares, 248,000 new Shares, 304,000 new Shares and 496,000 new Shares at an exercise price of RM4.36, RM8.05, RM8.15 and RM8.69 respectively pursuant to the ESOS. DJI does not have any indirect shareholdings in our Company.

DJI is interested in the Proposed DJI ESOS Options and has abstained and will abstain from all deliberation and voting in the Board meetings on the Proposed DJI ESOS Options. DJI has also undertaken to abstain from voting in respect of his direct shareholdings in Maxis at our forthcoming EGM on the resolution in relation to the Proposed DJI ESOS Options. In addition, DJI has undertaken to ensure that persons connected to him will abstain from voting in respect of their direct and indirect shareholdings on the resolution in relation to the Proposed DJI ESOS Options at our forthcoming EGM.

SD is our Chief Executive Officer and our Executive Director. Currently, he does not have any direct and indirect shareholdings in our Company. SD has ESOS Options to subscribe for up to 5,000,000 new Shares at an exercise price of RM10.20 pursuant to the ESOS.

SD is interested in the Proposed SD ESOS Options and has abstained and will abstain from all deliberation and voting in the Board meetings on the Proposed SD ESOS Options. SD has also undertaken to abstain from voting in respect of his direct shareholdings in Maxis (if any) at our forthcoming EGM on the resolution in relation to the Proposed SD ESOS Options. In addition, SD has undertaken to ensure that persons connected to him will abstain from voting in respect of their direct and indirect shareholdings on the resolution in relation to the Proposed SD ESOS Options at our forthcoming EGM.

Save as disclosed above, none of the Directors and/or Major Shareholders of Maxis and/or persons connected to them have any interest, direct or indirect, in the Proposed ESOS Options.

7. DIRECTORS' RECOMMENDATION

Having considered all aspects of the Proposed DJI ESOS Options, your Board (save for DJI who is interested in the Proposed DJI ESOS Options) is of the opinion that the Proposed DJI ESOS Options is in our Company's best interest. Further, having considered all aspects of the Proposed SD ESOS Options, your Board (save for SD who is interested in the Proposed SD ESOS Options) is of the opinion that the Proposed SD ESOS Options is in our Company's best interest.

Accordingly, your Board (save for DJI who is interested in the Proposed DJI ESOS Options) recommends that you vote in favour of the ordinary resolution pertaining to the Proposed DJI ESOS Options to be tabled at our forthcoming EGM.

Further, your Board (save for SD who is interested in the Proposed SD ESOS Options) recommends that you vote in favour of the ordinary resolution pertaining to the Proposed SD ESOS Options to be tabled at our forthcoming EGM.

8. EGM

An EGM, the notice of which is enclosed together with this Circular, will be held at Sapphire Room, Level 1, Mandarin Oriental, Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur on Tuesday, 29 May 2007, at 4.00 p.m. or any adjournment thereof, for the purpose of considering and, if thought fit, passing the ordinary resolutions to approve and give effect to the Proposed ESOS Options.

If you are unable to attend and vote in person at our EGM, you may complete and return the enclosed Form of Proxy in accordance with the instructions printed therein as soon as possible and in any event so as to arrive at our registered office at Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur, Malaysia not less than 48 hours before the time fixed for the meeting or any adjournment thereof. The lodging of the Form of Proxy does not preclude you from attending and voting in person at the meeting should you subsequently decide to do so.

9. FURTHER INFORMATION

You are requested to refer to Appendix V of this Circular for further information.

Yours faithfully,
for and on behalf of the Board of Directors of
MAXIS COMMUNICATIONS BERHAD

Y. Bhg. Tan Sri Dato' Megat Zaharuddin bin Megat Mohd. Nor
Chairman

PART C

Proposed amendments to the Articles of Association of our Company

Maxis Communications Berhad

(Company No: 158400-V)
(Incorporated in Malaysia)

Registered Office:
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

7 May 2007

Your Board of Directors:

Y. Bhg. Tan Sri Dato' Megat Zaharuddin bin Megat Mohd. Nor *(Chairman/ Independent Non-Executive Director)*
Y.A.M. Tan Sri Dato' Seri Syed Anwar Jamalullail *(Independent Non-Executive Director)*
Mr Robert William Boyle *(Independent Non-Executive Director)*
Encik Augustus Ralph Marshall *(Non-Executive Director)*
Encik Chan Chee Beng *(Non-Executive Director)*
Y. Bhg. Dato' Jamaludin bin Ibrahim *(Group Chief Executive Officer/ Executive Director)*
Mr Sandip Das *(Chief Executive Officer/ Executive Director)*

To: Our Shareholders

Dear Sir/Madam,

Proposed amendments to the Articles of Association of our Company

1. INTRODUCTION

On 4 May 2007, our Board had announced that our Company proposes to seek the approval of our shareholders for the Proposed Amendments to Articles mainly to reflect the amendments made to the Listing Requirements.

The purpose of this Circular is to provide you with information on the Proposed Amendments to Articles and to seek your approval to be tabled at our forthcoming EGM.

2. DETAILS OF THE PROPOSED AMENDMENTS TO ARTICLES

The details of the Proposed Amendments to Articles are set out in Appendix III of this Circular for your information and approval.

3. RATIONALE FOR THE PROPOSED AMENDMENTS TO ARTICLES

The Proposed Amendments to Articles is primarily for the purpose of streamlining the Articles to be in line with the new Listing Requirements, prevailing statutory and regulatory requirements as well as to update the Articles, where relevant, to render consistency throughout.

4. EFFECTS OF THE PROPOSED AMENDMENTS TO ARTICLES

The Proposed Amendments to Articles is not expected to have any material effect on the consolidated NA of our Company, nor is it expected to have any material effect on the consolidated earnings of our Company for the financial year ending 31 December 2007.

5. APPROVAL REQUIRED

The Proposed Amendments to Articles is conditional upon your approval at our forthcoming EGM.

6. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

None of the Directors and/or Major Shareholders of our Company and/or Persons Connected to them have any interest, direct or indirect, in the Proposed Amendments to Articles.

7. DIRECTORS' RECOMMENDATION

Having considered all aspects of the Proposed Amendments to Articles, your Board is of the opinion that the Proposed Amendments to Articles is in your and our Company's best interest.

Accordingly, your Board recommends that you vote in favour of the special resolution pertaining to the Proposed Amendments to Articles to be tabled at our forthcoming EGM.

8. EGM

An EGM, the notice of which is enclosed together with this Circular, will be held at Sapphire Room, Level 1, Mandarin Oriental, Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur on Tuesday, 29 May 2007, at 4.00 p.m. or any adjournment thereof, for the purpose of considering and, if thought fit, passing the special resolution to approve and give effect to Proposed Amendments to Articles.

If you are unable to attend and vote in person at our EGM, you may complete and return the enclosed Form of Proxy in accordance with the instructions printed therein as soon as possible and in any event so as to arrive at our registered office at Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur, Malaysia not less than 48 hours before the time fixed for the meeting or any adjournment thereof. The lodging of the Form of Proxy does not preclude you from attending and voting in person at the meeting should you subsequently decide to do so.

9. FURTHER INFORMATION

You are requested to refer to Appendix V of this Circular for further information.

Yours faithfully,
for and on behalf of the Board of Directors of
MAXIS COMMUNICATIONS BERHAD

Y. Bhg. Tan Sri Dato' Megat Zaharuddin bin Megat Mohd. Nor
Chairman

Nature of the Recurrent Transactions

(I) THE CATEGORIES OF RECURRENT TRANSACTIONS WHICH MAY OR WILL BE ENTERED INTO UNDER THE EXISTING SHAREHOLDERS' MANDATE APPROVED ON 1 JUNE 2006 FOR WHICH RENEWAL IS SOUGHT

Transaction No.	Company in the Maxis Group involved	Transacting Parties	Nature of transaction	Estimated aggregate value of transaction from date of EGM to next AGM (RM)	Interested Related Parties	Nature of relationship
(A)	**An estimated aggregate value of transactions from the date of EGM to the next AGM amounting to RM38,242,676 between the Maxis Group and Astro's affiliates consisting of the following transactions:**					
1	MMSSB	MIT	Purchase of services and content by MMSSB to be accessed by mobile devices using MIT's Wireless Application Protocol ("WAP") through the Subscriber Identity Module ("SIM") application toolkit ("WAP-STK") platform: - Development & Maintenance Fee - Content Fee	 (100,000) (1,200,000)	Major Shareholders UTSB, PSIL, Excorp, PanOcean, Ananda Krishnan Tatparanandam ("TAK"), Tun Haji Mohammed Hanif bin Omar ("THO"), Dato' Haji Badri bin Haji Masri ("Dato' Badri"), Hj. Affendi bin Tun Hj. Mohd Fuad Stephens ("AF"), Mohamad Shahrin bin Merican ("MSM") Directors ARM, Tan Poh Ching * ("TPC"), CCB	Please refer to Note 1.
2	MMSSB	MIT	Purchase of services by MMSSB for the development and implementation of the Public Land Mobile Network, Preferred Selector List Update and ongoing automatic Over the Air downloads of Preferred Network List to Maxis' subscribers using MIT's WAP-STK platform: - Transaction Fee - Maintenance Fee	 (65,000) (36,000)	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM Directors ARM, TPC*, CCB	Please refer to Note 1.

Nature of the Recurrent Transactions *(Cont'd)*

Transaction No.	Company in the Maxis Group involved	Transacting Parties	Nature of transaction	Estimated aggregate value of transaction from date of EGM to next AGM (RM)	Interested Related Parties	Nature of relationship
3	MMSSB	MIT	Purchase of services by MMSSB to be assessed by mobile devices using MIT's WAP-STK platform: - Development & Maintenance Fee - Transaction Fee	(1,000,000) (2,500,000)	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM Directors ARM, TPC*, CCB	Please refer to Note 1.
4	MMSSB	MIT	Provision of electronic bill presentment and payment ("EBPP") services for Maxis via MIT's EBPP system: - Connection & Maintenance Fee - Transaction Fee	(420,000) (540,000)	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM Directors ARM, TPC*, CCB	Please refer to Note 1
5	MMSSB	MIT or MBNS	Purchase of services by MMSSB - development of Video Streaming Services across 2.5G and 3G network including platform/hosting fee, video content fee and production fee.	(4,840,000)	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM Directors ARM, TPC*, CCB	Please refer to Notes 1 and 2.
6	MMSSB	MIT	Purchase of services by MMSSB using MIT's WAP-STK platform for introduction of new and enhanced WAP-STK services and enabling the provision of premium contents to subscribers using EasyAccess: - Content Aggregation Fee - Premium Content Service Fee	(40,000) (855,000)	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM Directors ARM, TPC*, CCB	Please refer to Note 1.

Nature of the Recurrent Transactions *(Cont'd)*

Transaction No.	Company in the Maxis Group involved	Transacting Parties	Nature of transaction	Estimated aggregate value of transaction from date of EGM to next AGM (RM)	Interested Related Parties	Nature of relationship
7	MMSSB	MIT	Purchase of services by MMSSB using MIT's WAP-STK platform to provide prepaid share top-up service to subscribers using Easy Access: - Development Fee - Transaction & Content Fee	 (30,000) (65,000)	<u>Major Shareholders</u> UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM <u>Directors</u> ARM, TPC*, CCB	Please refer to Note 1.
8	MMSSB	MIT	Purchase of services by MMSSB to link major retail banks and financial institutions for implementation of mobile banking and mobile financial related services using MIT's WAP-STK platform: - Development and Maintenance Fee - Transaction & Content Fee	 (200,000) (100,000)	<u>Major Shareholders</u> UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM <u>Directors</u> ARM, TPC*, CCB	Please refer to Note 1.
9	MMSSB	MIT	Purchase of services by MMSSB for the purpose of providing enhanced WAP-STK services to subscribers using Easy Access through MIT's WAP STK platform: - Development Fee - Transaction & Content Fee	 (100,000) (65,000)	<u>Major Shareholders</u> UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM <u>Directors</u> ARM, TPC*, CCB	Please refer to Note 1.

Nature of the Recurrent Transactions *(Cont'd)*

Transaction No.	Company in the Maxis Group involved	Transacting Parties	Nature of transaction	Estimated aggregate value of transaction from date of EGM to next AGM (RM)	Interested Related Parties	Nature of relationship
10	MMSSB or MBSB	MIT	Purchase of services by MMSSB or MBSB for Processing of Wireless Broadband monthly payments made via the Maxis online portal.	(60,000)	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM Directors ARM, TPC*, CCB	Please refer to Note 1.
11	MMSSB	MIT	Purchase of services by MMSSB for the development and system integration works by MIT for implementation of mobile financial services with Maybank using MIT's WAP-STK platform: - Development & Maintenance Fee - Transaction & Content Fee	 (150,000) (65,000)	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM Directors ARM, TPC*, CCB	Please refer to Note 1.
12	MMSSB	MIT	Purchase of services by MMSSB for the purpose of providing Non-ESTK Premium & Non-Premium services for both MIT and non-MIT contents under enhanced WAP-STK services to subscribers using Easy Access: - Transaction & Content Fee	 (350,000)	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM Directors ARM, TPC*, CCB	Please refer to Note 1.
13	MMSSB	MIT	Purchase of services by MMSSB for the purpose of providing enhanced WAP-STK services to subscribers using Easy Access on SIM 256K card: - Development & Maintenance Fee - Transaction & Content Fee	 (26,000) (50,000)	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM Directors ARM, TPC*, CCB	Please refer to Note 1.

Nature of the Recurrent Transactions *(Cont'd)*

Transaction No.	Company in the Maxis Group involved	Transacting Parties	Nature of transaction	Estimated aggregate value of transaction from date of EGM to next AGM (RM)	Interested Related Parties	Nature of relationship
14	MMSSB	MIT	Purchase of services by MMSSB for the purpose of development of enhanced WAP-STK menu structure on the SIM cards for EasyAccess services, and testing of the WAP-STK functionality on different SIM card types from different SIM card suppliers: - Development Fee - Testing, Support & Maintenance Fee	 (150,000) (130,000)	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM Directors ARM, TPC*, CCB	Please refer to Note 1.
15	MMSSB	MIT	Purchase of Top up on Demand services by MMSSB using MIT's WAP-STK platform for the purpose of providing prepaid top up to subscribers using Easy Access: - Transaction Fee - Content Fee	 (60,000) (36,000)	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM Directors ARM, TPC*, CCB	Please refer to Note 1.
16	MMSSB	MIT	Purchase of services by MMSSB using MIT's WAP-STK platform for Transaction Data Management Program: - Maintenance Fee	 (32,500)	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM Directors ARM, TPC*, CCB	Please refer to Note 1.
17	MMSSB	MIT	Purchase of services by MMSSB using MIT's WAP-STK platform for Top Level Menu Update program to replace "Interactive" menu name with "EasyAccess": - Maintenance Fee	 (15,600)	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM Directors ARM, TPC*, CCB	Please refer to Note 1.

Nature of the Recurrent Transactions *(Cont'd)*

Transaction No.	Company in the Maxis Group involved	Transacting Parties	Nature of transaction	Estimated aggregate value of transaction from date of EGM to next AGM (RM)	Interested Related Parties	Nature of relationship
18	MMSSB	MIT	Purchase of services by MMSSB for the provision of a Service Monitoring Application to enable Maxis to monitor the EasyAccess service made available on Maxis' WatchMark System: - Maintenance Fee	(26,000)	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM Directors ARM, TPC*, CCB	Please refer to Note 1.
19	MMSSB	MIT	Purchase of services by MMSSB using MIT's WAP-STK platform for M-Cinema Golden Screen Cinema ticket reservation system: - Maintenance Fee	(40,000)	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM Directors ARM, TPC*, CCB	Please refer to Note 1.
20	MMSSB	MBNS	Sponsorship by MMSSB for Golf Tournament organised by MBNS.	(20,000)	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM Directors ARM, TPC*, CCB	Please refer to Note 2.
21	MMSSB	MBNS	Sponsorship of air-time and production by MBNS for Golf Tournament organised by MMSSB.	250,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM Directors ARM, TPC*, CCB	Please refer to Note 2.

Nature of the Recurrent Transactions *(Cont'd)*

Transaction No.	Company in the Maxis Group involved	Transacting Parties	Nature of transaction	Estimated aggregate value of transaction from date of EGM to next AGM (RM)	Interested Related Parties	Nature of relationship
22	MMSSB	MBNS	Provision of External Content Provider Aggregator services which enables third party content providers to provide premium SMS/ WAP/ MMS content to Maxis subscribers by linking their content server to: - Maxis SMSC - WAP gateway - Multimedia Message Service Centre - E-STK	(13,000,000)	<u>Major Shareholders</u> UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM <u>Directors</u> ARM, TPC*, CCB	Please refer to Note 2.
23	MMSB	MBNS	Rental payable on a monthly basis for usage of Maxis' Menara Sunway Contact Centre as MBNS' backup call centre.	25,576	<u>Major Shareholders</u> UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM <u>Directors</u> ARM, TPC*, CCB	Please refer to Note 2.
24	MMSSB	AMP	Provision of External Content Provider Aggregator service which enables third party content providers to provide premium SMS/WAP/MMS content to Maxis subscribers by linking their content server to: - Maxis SMSC - WAP gateway - MMSC - E-STK	(800,000)	<u>Major Shareholders</u> UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM <u>Directors</u> ARM, TPC*, CCB	Please refer to Note 3.

Nature of the Recurrent Transactions *(Cont'd)*

Transaction No.	Company in the Maxis Group involved	Transacting Parties	Nature of transaction	Estimated aggregate value of transaction from date of EGM to next AGM (RM)	Interested Related Parties	Nature of relationship
25	Maxis and/or its affiliates	Astro and/or its affiliates	Provision of leased circuits.	7,800,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM Directors ARM, TPC*, CCB	Please refer to Note 4.
26	Maxis and/or its affiliates	Astro and/or its affiliates	Provision of 1300 Inbound telephony solutions for Astro.	3,000,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM Directors ARM, TPC*, CCB	Please refer to Note 4.

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Transaction No.	Company in the Maxis Group involved	Transacting Parties	Nature of transaction	Estimated aggregate value of transaction from date of EGM to next AGM (RM)	Interested Related Parties	Nature of relationship
(B)	**An estimated aggregate value of transactions from the date of EGM to the next AGM amounting to RM26,860,000 between the Maxis Group and Tanjong's affiliates consisting of the following transactions:**					
27	MMSSB	TGV	Use of TGV facilities for marketing and promotional activities with TGV.	(300,000)	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF Directors ARM, TPC*, CCB	Please refer to Note 5.
28	Maxis and/or its affiliates	TCCPM	Rental of signage space on Menara Maxis by Maxis and/or its affiliates from TCCPM and Maxis' right to name the building in consideration of payment of a license fee by Maxis and/or its affiliates to TCCPM.	(780,000)	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF Directors ARM, TPC*, CCB	Please refer to Note 6.
29	Maxis and/or its affiliates	TCCPM	Rental of premises – Rental and service charge payable on a monthly basis by Maxis to TCCPM for Ground Floor, Menara Maxis.	(1,650,000)	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF Directors ARM, TPC*, CCB	Please refer to Note 6.
30	Maxis and/or its affiliates	TCCPM	Rental of premises – Rental and service charge payable on a monthly basis by Maxis to TCCPM for Levels 8, 10 to 23, Menara Maxis.	(24,130,000)	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF Directors ARM, TPC*, CCB	Please refer to Note 6.

Transaction No.	Company in the Maxis Group involved	Transacting Parties	Nature of transaction	Estimated aggregate value of transaction from date of EGM to next AGM (RM)	Interested Related Parties	Nature of relationship
(C)	**An estimated aggregate value of transactions from the date of EGM to the next AGM amounting to RM31,460 between the Maxis Group and MSS consisting of the following transactions:**					
31	MBSB	MSS	Rental of premises - Rental payable on a monthly basis by MBSB to MSS for Base Transceiver Station ("BTS") site.	(31,460)	Major Shareholders TAK, MAIH, THO Directors ARM, CCB	MSS is a wholly owned subsidiary of MEASAT Global Berhad ("MGB") Please refer to Note 7.
(D)	**An estimated aggregate value of transactions from the date of EGM to the next AGM amounting to RM28,430,000 between the Maxis Group and a company directly or indirectly controlled by or associated with UTSB's affiliates or entities directly or indirectly controlled by or associated with TAK or in which he is deemed to have an interest, both of whom are deemed Major Shareholders, consisting of the following transactions:**					
32	MMSSB	SRGAP	Purchase of services - the provision of call handling and other tele-marketing services to MMSSB by SRGAP.	(26,000,000)	Major Shareholders UTSB, PSIL, Excorp, PanOccan, TAK, MSM Directors ARM, TPC*, CCB	Please refer to Note 8.

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Nature of the Recurrent Transactions *(Cont'd)*

Transaction No.	Company in the Maxis Group involved	Transacting Parties	Nature of transaction	Estimated aggregate value of transaction from date of EGM to next AGM (RM)	Interested Related Parties	Nature of relationship
33	Maxis and/or its affiliates	UTHSB	Consumption of food and beverage services at Level 24 and rental of auditorium at Level 25, Menara Maxis for internal and external briefings and promotions.	(560,000)	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, MSM Directors ARM, TPC*, CCB	Please refer to Note 9.
34	Maxis and/or its affiliates	UTHSB	Usage of facilities and amenities at Levels 24 and 25, Menara Maxis.	(1,800,000)	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, MSM Directors ARM, TPC*, CCB	Please refer to Note 9.
35	Maxis and/or its affiliates	UT Projects Sdn Bhd ("UTP")	Engagement of UTP to provide Project Management services.	(70,000)	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, MSM Directors ARM, TPC*, CCB	Please refer to Note 10.

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Transaction No.	Company in the Maxis *Group* involved	Transacting Parties	Nature of transaction	Estimated aggregate value of transaction from date of EGM to next AGM (RM)	Interested Related Parties	Nature of relationship
(E)	**An estimated aggregate value of transactions from the date of EGM to the next AGM amounting to RM2,373,500 between the Maxis Group and companies related to a Director and a Major Shareholder consisting of the following transactions:**					
36	MBSB	Oakwood Sdn Bhd ("OSB")	Rental of premises - Rental payable on a monthly basis by MBSB to OSB for one equipment room for Fixed Network.	(22,500)	Major Shareholder THO	OSB is a wholly owned subsidiary of Genting Berhad ("GB"). Please refer to Note 11.
37	MBSB	OSB	Payment of electricity charges.	(2,700)	Major Shareholder THO	OSB is a wholly owned subsidiary of GB. Please refer to Note 11.
38	MBSB	Asiatic Land Development Sdn Bhd ("ALDSB")	Rental of premises - Rental payable on a monthly basis by MBSB to ALDSB for BTS site.	(195,000)	Major Shareholder THO	ALDSB is a 55.2% indirect subsidiary of GB. Please refer to Note 11.
39	MBSB	AmFinance Bhd ("AMF")	Rental of premises - *Rental payable* on a monthly basis by MBSB to AMF for BTS site.	(25,000)	Major Shareholder *THO*	THO is a Major Shareholder by virtue of his indirect equity interest of 13.11% in Maxis and he is a Director of AMF. THO does not have any equity interest in AMF

Nature of the Recurrent Transactions *(Cont'd)*

Transaction No.	Company in the Maxis Group involved	Transacting Parties	Nature of transaction	Estimated aggregate value of transaction from date of EGM to next AGM (RM)	Interested Related Parties	Nature of relationship
40	MBSB	Genting Highlands Berhad ("GHB")	Rental of premises - Rental payable on a monthly basis by MBSB to GHB for BTS site.	(122,000)	Major Shareholder THO	GHB is a wholly owned subsidiary of RW. Please refer to Note 12.
41	MBSB	Genting Golf Course Berhad ("GGC")	Rental of premises - Rental payable on a monthly basis by MBSB to GGC for BTS site.	(325,000)	Major Shareholder THO	GGC is a wholly owned subsidiary of RW. Please refer to Note 12.
42	MBSB	RFS and/or GGC	Payment of electricity charges for premises rented from RFS and/or GGC.	(27,000)	Major Shareholder THO	RFS is a 100% indirect subsidiary of RW. GGC is a wholly owned subsidiary of RW. Please refer to Note 12.
43	MBSB	RW	Rental of premises - Rental payable on a monthly basis by MBSB to RW for BTS site.	(750,000)	Major Shareholder THO	Please refer to Note 12.
44	MBSB	RW	Payment of electricity charges.	(380,500)	Major Shareholder THO	Please refer to Note 12.

Nature of the Recurrent Transactions *(Cont'd)*

Transaction No.	Company in the Maxis Group involved	Transacting Parties	Nature of transaction	Estimated aggregate value of transaction from date of EGM to next AGM (RM)	Interested Related Parties	Nature of relationship
45	MBSB	Widuri Pelangi Sdn Bhd ("WPSB")	Rental of premises - Rental payable on a monthly basis by MBSB to WPSB for BTS site.	(39,000)	Major Shareholder THO	WPSB is a 100% indirect subsidiary of RW. Please refer to Note 12.
46	MBSB	Papago Sdn Bhd ("PSB")	Rental of premises - Rental payable on a monthly basis by MBSB to PSB for BTS site.	(28,800)	Major Shareholder THO	PSB is a 100% indirect subsidiary of RW. Please refer to Note 12.
47	MBSB	First World Hotels & Resorts Sdn Bhd ("FWHRSB")	Rental of premises - Rental payable on a monthly basis by MBSB to FWHRSB for BTS site.	(94,000)	Major Shareholder THO	FWHRSB is a wholly owned subsidiary of RW. Please refer to Note 12.
48	MBSB	Genasa Sdn Bhd ("GSB")	Rental of premises - Rental payable on a monthly basis by MBSB to GSB for BTS site.	(137,000)	Major Shareholder THO	GSB is a 100% indirect subsidiary of RW. Please refer to Note 12.
49	MBSB	Genting Sanyen Industrial Paper Sdn Bhd ("Genting Sanyen")	Rental of premises - Rental payable on a monthly basis by MBSB to Genting Sanyen for BTS site.	(72,000)	Major Shareholder THO	Genting Sanyen is a 97.7% indirect subsidiary of GB. Please refer to Note 11.

Nature of the Recurrent Transactions *(Cont'd)*

Transaction No.	Company in the Maxis Group involved	Transacting Parties	Nature of transaction	Estimated aggregate value of transaction from date of EGM to next AGM (RM)	Interested Related Parties	Nature of relationship
50	MBSB	Asiatic Development Berhad ("ADB")	Rental of premises - Rental payable on a monthly basis by MBSB to ADB for BTS site.	(113,000)	Major Shareholder THO	ADB is a 55.2% subsidiary of GB. Please refer to Note 11.
(F)	**An estimated aggregate value of transactions from the date of EGM to the next AGM amounting to RM1,361,705,327 between the Maxis Group and UMTS (Malaysia) Sdn Bhd ("UMTS"), a 75% subsidiary of Maxis consisting of the following transactions:**					
51	MMSSB	UMTS	Service Level Agreement ("SLA") for MMSSB as the anchor 3G mobile virtual network operator.	(685,063,000)	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM Directors ARM, TPC*, CCB, DJI, SD, Ying Siew Heng ("YSH"), Rossana Annizah Binti Ahmad Rashid ("RR")	Please refer to Note 13.
52	MBSB	UMTS	SLA for MBSB as the mobile network operator to design, procure, build and operate a 3G network.	672,690,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM Directors ARM, TPC*, CCB, DJI, SD, YSH, RR	Please refer to Note 13.

Transaction No.	Company in the Maxis Group involved	Transacting Parties	Nature of transaction	Estimated aggregate value of transaction from date of EGM to next AGM (RM)	Interested Related Parties	Nature of relationship
53	Maxis Mobile Sdn Bhd ("MMSB")	UMTS	Provision of corporate support services.	3,952,327	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM Directors ARM, TPC*, CCB, DJI, SD, YSH, RR	Please refer to Note 13.
(G)	**An estimated aggregate value of transactions from the date of EGM to the next AGM amounting to RM5,223,000 between PT Natrindo Telepon Seluler ("NTS"), a 51% subsidiary of Maxis, and companies related to certain Commissioners of NTS and a Major Shareholder consisting of the following transactions:**					
54	NTS	PT Multipolar Corporation Tbk ("PT Multipolar")	Purchase of management services for branches and walk-in centres.	(2,900,000)	Major Shareholder of NTS AcrossAsia Limited ("AcrossAsia") Commissioners of NTS Dr. Cheng Cheng Wen ("CCW")	Please refer to Note 14.
55	NTS	PT Multipolar	Purchase of connection services.	(140,000)	Major Shareholder of NTS AcrossAsia Commissioner of NTS CCW	Please refer to Note 14.

Nature of the Recurrent Transactions *(Cont'd)*

Transaction No.	Company in the Maxis Group involved	Transacting Parties	Nature of transaction	Estimated aggregate value of transaction from date of EGM to next AGM (RM)	Interested Related Parties	Nature of relationship
56	NTS	PT Multipolar	Purchase of management services for headquarters.	(408,000)	Major Shareholder of NTS AcrossAsia Commissioner of NTS CCW	Please refer to Note 14.
57	NTS	PT Multipolar	Purchase of data network equipment.	(1,200,000)	Major Shareholder of NTS AcrossAsia Commissioner of NTS CCW	Please refer to Note 14.
58	NTS	PT Broadband Multimedia Tbk ("BM")	Purchase of leased lines.	(485,000)	Major Shareholder of NTS AcrossAsia Commissioner of NTS CCW	Please refer to Note 15.
59	NTS	BM	Purchase of Ethernet base line from Citra Graha Building to Cyber Building, Jakarta.	(90,000)	Major Shareholder of NTS AcrossAsia Commissioner of NTS CCW	Please refer to Note 15.

Total amount payable by Maxis Group	**RM(775,148,060)**
Total amount receivable by Maxis Group	**RM687,717,903**

(II) THE ADDITIONAL CATEGORIES OF RECURRENT TRANSACTIONS WHICH MAY OR WILL BE ENTERED INTO UNDER THE PROPOSED SHAREHOLDERS' MANDATE

Transaction No.	Company in the Maxis Group involved	Transacting Parties	Nature of transaction	Estimated aggregate value of transaction from date of EGM to next AGM (RM)	Interested Related Parties	Nature of relationship
(A)	**An estimated aggregate value of transactions from the date of EGM to the next AGM amounting to RM27,000,000 between the Maxis Group and Astro's affiliates consisting of the following transactions:**					
1	Maxis and/or its affiliates	Astro and/or its affiliates	Provision of managed communication services.	12,000,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM Directors ARM, TPC*, CCB	Please refer to Note 4.
2	Maxis and/or its affiliates	Astro and/or its affiliates	Purchase of services by Maxis and/or its affiliates - development of Mobile TV services across broadcasting technologies as well on 2.5G and 3G network including platform/hosting fee, video content fee and production fee.	(3,000,000)	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM Directors ARM, TPC*, CCB	Please refer to Note 4.
3	MMSSB	Astro and/or its affiliates	Sponsorships of Astro programming activities.	(12,000,000)	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM Directors ARM, TPC*, CCB	Please refer to Note 4.

Nature of the Recurrent Transactions *(Cont'd)*

Transaction No.	Company in the Maxis Group involved	Transacting Parties	Nature of transaction	Estimated aggregate value of transaction from date of EGM to next AGM (RM)	Interested Related Parties	Nature of relationship
(B)	**An estimated aggregate value of transactions from the date of EGM to the next AGM amounting to RM19,000 between the Maxis Group and Tanjong's affiliates consisting of the following transactions:**					
4	MMSSB	TGV	Provision of e-money service to TGV	19,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF Directors ARM, TPC*, CCB	Please refer to Note 5.
(C)	**An estimated aggregate value of transactions from the date of EGM to the next AGM amounting to RM2,109,000 between the Maxis Group and Pan Malaysian Pool Sdn Bhd ("PMP") and it's affiliates consisting of the following transactions:**					
5	Maxis and/or its affiliates	PMP and/or its affiliates	Provision of leased circuits by Maxis and/or its affiliates to PMP and/or its affiliates.	2,000,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF Directors ARM, TPC*, CCB	Please refer to Note 16.
6	Maxis and/or its affiliates	PMP and/or its affiliates	Provision of blackberry and its related services	100,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF Directors ARM, TPC*, CCB	Please refer to Note 16.

Nature of the Recurrent Transactions *(Cont'd)*

Transaction No.	Company in the Maxis Group involved	Transacting Parties	Nature of transaction	Estimated aggregate value of transaction from date of EGM to next AGM (RM)	Interested Related Parties	Nature of relationship
7	MMSSB	PMP	Provision of e-money service to PMP.	9,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF Directors ARM, TPC*, CCB	Please refer to *Note 16*.
(D)	**An estimated aggregate value of transactions from the date of EGM to the next AGM amounting to RM27,134,000 between Measat Global Berhad and its subsidiaries and a Major Shareholder consisting of the following transactions:**					
8	Maxis and/or its affiliates	MGB and/or its affiliates	Provision of leased circuits.	1,000,000	Major Shareholders TAK, MAIH, THO Directors ARM, CCB	Please refer to Note 7.
9	MBSB	MSS	Rental of assets – Transponder lease rentals payable on a quarterly basis.	(25,000,000)	Major Shareholders TAK, MAIH, THO Directors ARM, CCB	MSS is a wholly owned subsidiary of MGB. Please refer to Note 7.

Nature of the Recurrent Transactions *(Cont'd)*

Transaction No.	Company in the Maxis Group involved	Transacting Parties	Nature of transaction	Estimated aggregate value of transaction from date of EGM to next AGM (RM)	Interested Related Parties	Nature of relationship
10	MBSB	MSS	Rental of assets – Lease rentals of MSS's earth station facility payable on a quarterly basis.	(1,134,000)	Major Shareholders TAK, MAIH, THO Directors ARM, CCB	MSS is a wholly owned subsidiary of MGB. Please refer to Note 7.
(E)	**An estimated aggregate value of transactions from the date of EGM to the next AGM amounting to RM43,200,000 between the Maxis Group and a company directly or indirectly controlled by or associated with UTSB's affiliates or entities directly or indirectly controlled by or associated with TAK or in which he is deemed to have an interest, both of whom are deemed Major Shareholders, consisting of the following transactions:**					
11	Maxis and/or its affiliates	UTSB Management Sdn Bhd ("UTSBM") and/or its affiliates	Engagement of UTSBM and/or its affiliates to provide strategic consultancy services.	(37,000,000)	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, MSM, AF Directors ARM, TPC*, CCB	Please refer to Note 17.
12	Maxis and/or its affiliates	UTSB and/or its affiliates	Provision of Blackberry and its related services to UTSB and/or its affiliates.	100,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, MSM, AF Directors ARM, TPC*, CCB	Please refer to Note 18.
13	Maxis and/or its affiliates	UTSB and/or its affiliates	Provision of leased circuits to UTSB and/or its affiliates.	500,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, MSM, AF Directors ARM, TPC*, CCB	Please refer to Note 18.

Nature of the Recurrent Transactions *(Cont'd)*

Transaction No.	Company in the Maxis Group involved	Transacting Parties	Nature of transaction	Estimated aggregate value of transaction from date of EGM to next AGM (RM)	Interested Related Parties	Nature of relationship
14	Maxis and/or its affiliates	UTSB and/or its affiliates	Provision of very small aperture terminal ("VSAT") services by Maxis and/or its affiliates to UTSB and/or its affiliates.	800,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, MSM, AF Directors ARM, TPC*, CCB	Please refer to Note 18.
15	Maxis and/or its affiliates	Bumi Armada Berhad ("BAB") and/or its affiliates	Provision to BAB and/or its affiliates of: - VSAT services. - Blackberry and its related services - Internet and email infrastructure.	 500,000 200,000 1,000,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF Directors CCB	Please refer to Note 19.
16	Maxis and/or its affiliates	BAB and/or its affiliates	Provision of leased circuits by Maxis and/or its affiliates to BAB and/or its affiliates.	1,000,000	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF Directors CCB	Please refer to Note 19.
17	Maxis and/or its affiliates	Communications and Satellite Services Sdn Bhd ("CSS")	Provision of Blackberry and its related services	100,000	Major Shareholder TAK, AF, MSM	Please refer to Note 20.
18	Maxis and/or its affiliates	CSS	Provision of leased circuits by Maxis and/or its affiliates to CSS.	2,000,000	Major Shareholder TAK, AF, MSM	Please refer to note 20.

Nature of the Recurrent Transactions *(Cont'd)*

Transaction No.	Company in the Maxis Group involved	Transacting Parties	Nature of transaction	Estimated aggregate value of transaction from date of EGM to next AGM (RM)	Interested Related Parties	Nature of relationship
(F)	**An estimated aggregate value of transactions from the date of EGM to the next AGM amounting to RM1,000,000 between the Maxis Group and companies related to a Director and a Major Shareholder consisting of the following transactions:**					
19	MMSSB	RW	Partnership and/or sponsorship of concerts and performances to be held in Genting Highlands.	(1,000,000)	Major Shareholder THO	Please refer to Note 12.
(G)	**An estimated aggregate value of transactions from the date of EGM to the next AGM amounting to RM6,460,000 between PT Natrindo Telepon Seluler ("NTS"), a 51% subsidiary of Maxis, and companies related to certain Commissioners of NTS and a Major Shareholder consisting of the following transactions:**					
20	NTS	PT Multipolar	Purchase of network device and private automatic branch exchange.	(3,500,000)	Major Shareholder of NTS AcrossAsia Commissioner of NTS CCW	Please refer to Note 14.
21	NTS	PT Multipolar	Purchase of network device for 5 point of presence.	(350,000)	Major Shareholder of NTS AcrossAsia Commissioner of NTS CCW	Please refer to Note 14.
22	NTS	PT Multipolar	Purchase of voice over internet protocol ("VOIP") equipment and support systems.	(185,000)	Major Shareholder of NTS AcrossAsia Commissioner of NTS CCW	Please refer to Note 14.

Nature of the Recurrent Transactions *(Cont'd)*

Transaction No.	Company in the Maxis Group involved	Transacting Parties	Nature of transaction	Estimated aggregate value of transaction from date of EGM to next AGM (RM)	Interested Related Parties	Nature of relationship
23	NTS	PT Multipolar	Purchase of managed services for the VOIP system.	(370,000)	Major Shareholder of NTS AcrossAsia Commissioner of NTS CCW	Please refer to Note 14.
24	NTS	BM	Purchase of leased line from regional office to walk in centres.	(565,000)	Major Shareholder of NTS AcrossAsia Commissioner of NTS CCW	Please refer to Note 15.
25	NTS	BM	Purchase of multimedia content cooperation.	(925,000)	Major Shareholder of NTS AcrossAsia Commissioner of NTS CCW	Please refer to Note 15.
26	NTS	PT LinkNet ("LinkNet")	Purchase of enterprise internet connection.	(565,000)	Major Shareholder of NTS AcrossAsia Commissioner of NTS CCW	Please refer to Note 21.

* TPC ceased as a Director of Maxis on 1 January 2007. For the purposes of the Proposed Renewal of Mandate, TPC would be a director within the preceding 6 months of the date on which the terms of the transaction may be agreed upon.

Total amount payable by Maxis Group	**RM(84,594,000)**
Total amount receivable by Maxis Group	**RM22,328,000**

Notes:

(All information in relation to the equity interests as set out below are as at 20 April 2007.)

(1) MIT

MIT is a wholly owned subsidiary of Astro.

UTSB, PSIL, Excorp and PanOcean who are Major Shareholders with each having a deemed equity interest over 552,346,060 Shares representing 21.82% of the share capital in Maxis, are also major shareholders of Astro, and are deemed to have an interest in all of the ordinary shares of MIT in which Astro has an interest by virtue of their respective deemed interest over 479,619,973 ordinary shares of 10 pence each representing 24.81% of the share capital in Astro ("Astro shares").

Excorp is 100% owned by PanOcean and it has a 100% direct controlling interest in PSIL, which in turn has a 99.999% direct controlling interest in UTSB. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations, including those for charitable purposes.

TAK who is a Major Shareholder with a deemed equity interest over 1,177,305,974 Shares representing 46.5% of the share capital in Maxis, is also a major shareholder of Astro with a deemed equity interest over 819,082,908 Astro shares representing 42.36% of the share capital in Astro. In addition, TAK is also a director of PanOcean, Excorp and UTSB.

THO, Dato' Badri, AF and MSM are each deemed to have an equity interest over 177,446,535 Astro shares representing 9.18% of the share capital in Astro in which Harapan Terus Sdn Bhd ("HTSB") has an interest, by virtue of their respective interests over 250,000 shares of HTSB representing 25% of the issued and paid-up share capital in HTSB. HTSB is deemed to have an interest in all of the Astro shares in which Berkat Nusantara Sdn Bhd ("BNSB"), Nusantara Cempaka Sdn Bhd ("NCSB"), Nusantara Delima Sdn Bhd ("NDSB"), Mujur Nusantara Sdn Bhd ("MNSB"), Gerak Nusantara Sdn Bhd ("GNSB") and Sanjung Nusantara Sdn Bhd ("SNSB") (collectively, "HTSB Subsidiaries") have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies in each of HTSB Subsidiaries viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively.

BNSB, NCSB and NDSB each holds 54,005,466 Astro shares while MNSB, GNSB and SNSB each holds 6,172,051, 3,600,365 and 5,657,721 Astro shares respectively.

The HTSB Subsidiaries hold their respective interests under discretionary trusts for Bumiputera objects and as such neither HTSB, THO, Dato' Badri, AF and MSM have any economic interest over these shares. Further, as THO, Dato' Badri, AF and MSM do not exercise or control the exercise of at least 15% of the votes attached to the voting shares in Astro, they are not deemed to have an interest in the shares of MIT.

ARM and CCB who are Directors are also directors of UTSB. TPC who was a Director of Maxis up to 31 December 2006 was also a director of UTSB up to 31 January 2007. ARM, TPC and CCB are not deemed to have any equity interest in the shares UTSB and in MIT. CCB is also a director of MBSB, MMSSB and certain subsidiaries of Maxis.

In addition, ARM is the Executive Deputy Chairman of Astro and a director of several subsidiaries of Astro. TPC was a director of Astro up to 31 January 2007. ARM and TPC each has a direct equity interest of 1,000,000 and 500,000 Astro shares representing 0.05% and 0.03% of the share capital in Astro respectively held through nominees. In addition, ARM also holds 2,970,800 options over unissued shares of 10 pence each in Astro pursuant to the 2003 Employee Share Option Scheme of Astro ("Astro ESOS") and 1,350,000 options over unissued shares in Astro pursuant to the 2003 Management Share Incentive Scheme of Astro ("MSIS").

ARM and TPC each has a direct equity interest over 500,000 Shares representing 0.02% of the share capital in Maxis held through nominees. CCB does not have any equity interest in Maxis.

THO, Dato' Badri, AF and MSM are Major Shareholders. Each has a deemed interest over 329,775,665 Shares representing 13.03% of the share capital in Maxis in which Harapan Nusantara Sdn Bhd ("Harapan Nusantara") has an interest, by virtue of their respective interests over 250,000 shares in Harapan Nusantara representing 25% of the issued and paid-up capital in Harapan Nusantara. Harapan Nusantara is deemed to have an interest in all of the Shares in which Mujur Anggun Sdn Bhd ("MASB"), Cabaran Mujur Sdn Bhd ("CMSB"), Anak Samudra Sdn Bhd ("ASSB"), Dumai Maju Sdn Bhd ("DMSB"), Nusantara Makmur Sdn Bhd ("NMSB"), Usaha Kenanga Sdn Bhd ("UKSB") and Tegas Sari Sdn Bhd ("TSSB") (the "Harapan Nusantara Subsidiaries") have an interest, by virtue of Harapan Nusantara being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the Harapan Nusantara Subsidiaries.

The Harapan Nusantara Subsidiaries hold their respective interests in the Company as trustees under discretionary trusts for Bumiputera objects. As such, THO, Dato' Badri, AF and MSM and Harapan Nusantara do not have any economic interest in those Shares held by the Harapan Nusantara Subsidiaries. Further, as THO, Dato' Badri, AF and MSM do not exercise or control the exercise of at least 15% of the votes attached to the voting shares in the Company, they are not deemed to have an interest in the shares of MBSB and MMSSB.

THO is deemed to have an interest over 2,000,000 Shares representing 0.08% of the share capital in Maxis held through Dian Tiara Sdn Bhd ("DTSB"), by virtue of his direct equity interest of 99% in DTSB.

Dato' Badri is the Chairman and a director of Astro and several other subsidiaries of Astro.

Dato' Badri is also deemed to have an interest over 500,000 Astro shares representing 0.03% of the share capital in Astro held by Ratna Pelangi Sdn Bhd ("RPSB"), by virtue of his 99% direct equity interest in RPSB.

MSM has a direct equity interest over 130,000 Shares representing 0.005% of the share capital in Maxis held personally and he also has a direct equity interest over 166,600 Astro shares representing 0.01% of the share capital in Astro held personally.

Dato' Mohamed Khadar bin Merican ("Dato' Khadar"), a director of Astro is a person connected to MSM. Dato' Khadar has a direct equity interest over 250,000 Astro shares representing 0.01% of the share capital in Astro held through nominees.

(2) <u>MBNS</u>

MBNS is a wholly owned subsidiary of Astro.

Directors, ARM, TPC *(who was a Director of Maxis up to 31 December 2006)*, CCB and Major Shareholders, UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF and MSM are regarded as having an interest in the transaction between Maxis group and MBNS. Please refer to Note 1 above for their respective interests in Maxis and Astro. As THO, Dato' Badri, AF and MSM do not exercise or control the exercise of at least 15% of the votes attached to the voting shares in Astro, they are not deemed to have an interest in the shares of MBNS.

ARM, TPC and CCB are not deemed to have any equity interest in the shares of MBNS.

Dato' Khadar, a director of Astro is a person connected to MSM. Dato' Khadar has a direct equity interest over 250,000 Astro shares representing 0.01% of the share capital in Astro held through nominees.

(3) <u>AMP</u>

AMP is a wholly owned subsidiary of Astro.

Nature of the Recurrent Transactions *(Cont'd)*

Directors, ARM, TPC *(who was a Director of Maxis up to 31 December 2006)*, CCB and Major Shareholders, UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF and MSM are regarded as having an interest in the transaction between Maxis group and AMP. Please refer to Note 1 above for their respective interests in Maxis and Astro. As THO, Dato' Badri, AF and MSM do not exercise or control the exercise of at least 15% of the votes attached to the voting shares in Astro, they are not deemed to have an interest in the shares of AMP.

ARM, TPC and CCB are not deemed to have any equity interest in the shares of AMP.

Dato' Khadar, a director of Astro is a person connected to MSM. Dato' Khadar has a direct equity interest over 250,000 Astro shares representing 0.01% of the share capital in Astro held through nominees.

(4) Astro and/or its affiliates

Directors, ARM, TPC *(who was a Director of Maxis up to 31 December 2006)*, CCB and Major Shareholders, UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF and MSM are regarded as having an interest in the transaction between Maxis group and Astro and/or its affiliates. Please refer to Note 1 above for their respective interests in Maxis and Astro.

Dato' Khadar, a director of Astro is a person connected to MSM. Dato' Khadar has a direct equity interest of 250,000 Astro shares representing 0.01% of the share capital in Astro in which he held through nominees.

(5) TGV

TGV is a joint venture company in which Tanjong has an equity interest of 50% in TGV via Tanjong Entertainment Sdn Bhd, a wholly owned subsidiary of Tanjong.

UTSB, a Major Shareholder with a deemed equity interest over 552,346,060 Shares representing 21.82% in Maxis, is also a major shareholder of Tanjong with a direct equity interest over 71,000,000 ordinary shares of 7.5 pence each ("Tanjong shares") representing 17.61% of the share capital in Tanjong and an indirect equity interest over 53,688,000 Tanjong shares representing 13.31% in Tanjong.

PSIL, Excorp and PanOcean who are Major Shareholders with each having a deemed equity interest of 21.82% in Maxis are also major shareholders of Tanjong with each having a deemed equity interest of 30.92% in Tanjong. TAK, a Major Shareholder with a deemed equity interest of 46.53% in Maxis is also a major shareholder of Tanjong with a deemed equity interest of 30.92% in Tanjong. In addition, TAK is also a director of PanOcean, Excorp and UTSB.

Excorp is 100% owned by PanOcean and it has a 100% direct controlling interest in PSIL, which in turn has a 99.999% direct controlling interest in UTSB. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations, including those for charitable purposes.

AF, a Major Shareholder via his deemed equity interest over 329,775,665 Shares representing 13.03% of the share capital in Maxis also has a deemed equity interest over 8,596,000 Tanjong shares representing 2.13% in Tanjong via Macroniaga Sdn Bhd ("MSB") which arises from his deemed equity interest of 99.999% in MSB via Nilai Rezeki (M) Sdn Bhd. Please refer to Note 1 above for details of his interest in Maxis.

ARM and CCB who are Directors are also directors of UTSB. ARM and CCB do not have any equity interest in UTSB and TGV. TPC who was a Director of Maxis up to 31 December 2006 was also a director of UTSB and Tanjong up to 31 January 2007.

In addition, ARM is an Executive Director of Tanjong whilst CCB is a director of a subsidiary of Tanjong and certain subsidiaries of Maxis.

ARM and TPC each has a direct equity interest over 500,000 Shares representing 0.02% of the share capital in Maxis held through nominees. TPC and ARM each also has a direct and indirect equity interests over 520,000 Tanjong shares representing 0.129% in Tanjong respectively. CCB does not have any equity interest in Maxis or Tanjong.

(6) TCCPM

TCCPM is a wholly owned subsidiary of Tanjong Property Management Sdn Bhd which in turn is a wholly owned subsidiary of Tanjong through Tanjong Asset Holdings Sdn Bhd ("TAH").

Directors, ARM, TPC *(who was a Director of Maxis up to 31 December 2006)*, CCB and Major Shareholders, UTSB, PSIL, Excorp, PanOcean, TAK and AF are regarded as having an interest in the transaction between Maxis group and TCCPM. Please refer to Note 5 above for their respective interests in Maxis and Tanjong.

ARM, TPC and CCB are not deemed to have any equity interest in the shares of TCCPM.

(7) MGB and/or its affiliates

The ultimate holding company of MGB is MAIH.

TAK and MAIH who are Major Shareholders with a deemed equity interest over 1,177,305,974 Shares representing 46.5% and 167,378,718 Shares representing 6.61% in Maxis respectively, are also major shareholders of MGB with a deemed equity interest over 232,233,703 ordinary shares of RM0.78 each representing 59.56% of the share capital in MGB and hence of MSS.

ARM and CCB are Directors. ARM has a direct equity interest of 500,000 Shares representing 0.02% of the share capital in Maxis held through a nominee whilst CCB does not have any equity interest in Maxis. ARM is also a director of MSS whilst CCB is also a director of 2 other subsidiaries of MSS and certain subsidiaries of Maxis. ARM and CCB do not have any equity interest in the shares of MGB or in MSS. In addition, ARM is also a director of MGB.

THO who is a Major Shareholder by virtue of his deemed equity interest over 331,775,665 Shares representing 13.10% in Maxis is also a director of MSS. Please refer to Note 1 above for details of his interests in Maxis. THO does not have any equity interest in MGB or in MSS.

(8) SRGAP

SRGAP is a wholly owned subsidiary of UTSB.

UTSB, PSIL, Excorp and PanOcean are major shareholders of Maxis and SRGAP with each having a deemed equity interest of 21.82% and 100% in Maxis and SRGAP respectively. TAK, a major shareholder of Maxis and SRGAP has a deemed equity interest of 46.5% and 100% in Maxis and SRGAP respectively. In addition, TAK is also a director of PanOcean, Excorp and UTSB.

Excorp is 100% owned by PanOcean and it has a 100% direct controlling interest in PSIL, which in turn has a 99.999% direct controlling interest in UTSB. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations including those for charitable purposes.

ARM and CCB who are Directors are also directors of UTSB whilst CCB is also a director of certain subsidiaries of Maxis. TPC who was a Director of Maxis up to 31 December 2006 was also a director of UTSB up to 31 January 2007. ARM, TPC and CCB do not have any equity interest in UTSB or in SRGAP.

CCB does not have any equity interest in Maxis whilst ARM and TPC each has a direct equity interest over 500,000 Shares representing 0.02% of the share capital in Maxis held through nominees.

Nature of the Recurrent Transactions *(Cont'd)*

MSM is a Major Shareholder via his direct equity interest over 130,000 Shares representing 0.005% of the share capital in Maxis held personally and deemed equity interest over 329,775,665 Shares representing 13.03% of the share capital in Maxis. Please refer to Note 1 above for details of his interests in Maxis. MSM is a director of SRGAP. MSM does not have any equity interest in UTSB or in SRGAP.

(9) UTHSB

UTHSB is a wholly owned subsidiary of UTSB Management Sdn Bhd which in turn is wholly owned by UTSB.

Directors, ARM, TPC *(who was a Director of Maxis up to 31 December 2006)*, CCB and Major Shareholders, UTSB, PSIL, Excorp, PanOcean, TAK and MSM are regarded as having an interest in the transaction between Maxis group and UTHSB. Please refer to Note 1 above for their respective interests in Maxis.

UTSB, PSIL, Excorp, PanOcean and TAK each have a deemed equity interest of 100% in UTHSB.

ARM and CCB who are Directors are also directors of UTSB. TPC was a director of UTSB up to 31 January 2007. ARM, TPC and CCB do not have any equity interest in the shares of UTSB or in UTHSB.

MSM is a director of UTHSB. MSM does not have any equity interest in UTSB or in UTHSB.

(10) UTP

UTP is a wholly owned subsidiary of UTSB.

Directors, ARM, TPC *(who was a Director of Maxis up to 31 December 2006)*, CCB and Major Shareholders, UTSB, PSIL, Excorp, PanOcean, TAK and MSM are regarded as having an interest in the transaction between Maxis group and UTP. Please refer to Note 1 above for their respective interests in Maxis.

UTSB, PSIL, Excorp, PanOcean and TAK each have a deemed equity interest of 100% in UTP.

ARM and CCB who are Directors are also directors of UTSB. TPC was a director of UTSB up to 31 January 2007. ARM, TPC and CCB do not have any equity interest in the shares of UTSB or in UTP.

MSM is a director of UTP. MSM does not have any equity interest in UTSB or in UTP.

(11) GB and/or its affiliates

THO is a Major Shareholder by virtue of his indirect equity interest of 13.10% in Maxis. Please refer to Note 1 above for details of his interests in Maxis. He is also a Director and shareholder of GB by virtue of his direct equity interest of 0.00003% in GB. In addition, THO holds 500,000 options over unissued shares of RM0.50 each in GB.

(12) RW and/or its affiliates

THO is a Major Shareholder by virtue of his indirect equity interest of 13.10% in Maxis. Please refer to Note 1 above for details of his interests in Maxis. He is also a Director and shareholder of RW by virtue of his direct equity interest of 0.0001% in RW. In addition, THO holds 500,000 options over unissued shares of RM0.50 each in RW.

(13) UMTS

UMTS is a wholly owned subsidiary of Advanced Wireless Technologies Sdn Bhd ("AWT") which in turn is a 75% subsidiary of Maxis. The remaining 25% equity interest in AWT is held by MBNS Multimedia Technologies Sdn Bhd ("MMT"), which in turn is wholly owned by Astro.

Directors, ARM, TPC *(who was a Director of Maxis up to 31 December 2006)*, CCB and Major Shareholders, UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF and MSM are regarded as having an interest in the transaction between Maxis group and UMTS. Please refer to Note 1 above for their respective interests in Maxis and Astro.

ARM, TPC and CCB do not have any equity interest in UMTS.

DJI and SD who are Directors of Maxis are also Directors of AWT, UMTS and several other subsidiaries of Maxis. SD is also a Director of MMSSB, MBSB and MMSB. DJI was a Director of MMSSB, MBSB and MMSB up to 11 February 2007. DJI is also a shareholder of Maxis by virtue of his equity interest of 0.05%. He holds 1,771,578 options over unissued Shares pursuant to the Maxis Employee Share Option Scheme ("ESOS"). SD does not have any shares in Maxis. He has up to 5,000,000 options over unissued Shares pursuant to the Maxis ESOS. EY is an Alternate Director to SD in AWT and UMTS. He is a Director of MMSSB, MBSB and MMSB and several other subsidiaries of Maxis. EY is also a shareholder of Maxis by virtue of his equity interest of 0.025%. He also holds 2,020,000 options over unissued Shares pursuant to the Maxis ESOS. RR is a Director of AWT, UMTS, MMSSB, MBSB, MMSB and several other subsidiaries of Maxis. RR does not have any equity interest in Maxis. She holds 651,000 options over unissued Shares pursuant to the Maxis ESOS.

Dato' Khadar, a director of Astro is a person connected to MSM. Dato' Khadar has a direct equity interest of 250,000 Astro shares representing 0.01% of the share capital in Astro held through nominees.

14) PT Multipolar

PT Multipolar is a 49.35% owned subsidiary of AcrossAsia Limited ("AcrossAsia"). Across Asia has an indirect interest of 17.67% in PT Aneka Tirta Nusa ("Tirta").

CCW is a Commissioner of NTS, an Executive Director of AcrossAsia and President Commissioner of PT Multipolar.

AcrossAsia, Tirta and CCW do not have any equity interest in Maxis.

Please refer to Note #.

15) BM

BM is a 56.02% *owned* subsidiary of AcrossAsia. AcrossAsia has an indirect interest of 17.67% in Tirta.

CCW is a Commissioner of NTS, an Executive Director of AcrossAsia and a Commissioner of BM.

AcrossAsia, Tirta and CCW do not have any equity interest in Maxis.

Please refer to Note #.

Nature of the Recurrent Transactions *(Cont'd)*

(16) PMP

PMP is a wholly owned subsidiary of Tanjong.

Directors, ARM, TPC *(who was a Director of Maxis up to 31 December 2006)*, CCB and Major Shareholders, UTSB, PSIL, Excorp, PanOcean, TAK and AF, are regarded as having an interest in the transaction between Maxis group and PMP. Please refer to Note 5 above for their respective interests in Maxis and Tanjong.

ARM, TPC and CCB are not deemed to have any equity interest in the shares of PMP.

(17) UTSBM and/or its affiliates

UTSBM is a wholly owned subsidiary of UTSB.

Directors, ARM, TPC *(who was a Director of Maxis up to 31 December 2006)*, CCB and Major Shareholders, UTSB, PSIL, Excorp, PanOcean, TAK, MSM and AF are regarded as having an interest in the transaction between Maxis group and UTSBM and/or its affiliates. Please refer to Note 1 above for their respective interests in Maxis.

PSIL, Excorp, PanOcean and TAK each have a deemed equity interest of 100% in UTSBM.

ARM and CCB who are Directors are also directors of UTSB. TPC was a director of UTSB up to 31 January 2007. ARM, TPC and CCB do not have any equity interest in the shares of UTSB or in UTSBM.

MSM and AF are the directors of certain subsidiaries of UTSB. MSM and AF do not have any equity interest in UTSB or in UTSBM.

(18) UTSB and/or its affiliates

Directors, ARM, TPC *(who was a Director of Maxis up to 31 December 2006)*, CCB and Major Shareholders, UTSB, PSIL, Excorp, PanOcean, TAK, MSM and AF are regarded as having an interest in the transaction between Maxis group and UTSB and/or its affiliates. Please refer to Note 1 above for their respective interests in Maxis.

ARM and CCB are also directors of UTSB. TPC was a director of UTSB up to 31 January 2007. ARM, TPC and CCB do not have any equity interest in the shares of UTSB.

MSM and AF are the directors of certain subsidiaries of UTSB. MSM and AF do not have any equity interest in UTSB.

(19) BAB and/or its affiliates

BAB is an associated company of UTSB, which has an equity interest of 49% in BAB.

Director, CCB, and Major Shareholders, UTSB, PSIL, Excorp, PanOcean, TAK and AF, are regarded as having an interest in the transaction between Maxis group and BAB and/or its affiliates. Please refer to Note 1 above for their respective interests in Maxis.

UTSB, PSIL, Excorp, PanOcean and TAK each have a deemed equity interest of 49% in BAB.

CCB who is a Director are also director of BAB and certain subsidiaries of BAB. CCB does not have any equity interest in the shares of UTSB or in BAB.

Nature of the Recurrent Transactions *(Cont'd)*

AF is a major shareholder of BAB by virtue of his deemed equity interest over 19,530,000 ordinary shares of RM1.00 each ("BAB Shares") representing 31% of the share capital in BAB in which Saluran Abadi Sdn Bhd ("SASB") has an interest, by virtue of his direct equity interest of 49.99% in SASB. SASB is deemed to have an interest in all of the BAB Shares in which Karisma Mesra Sdn Bhd, Wijaya Baiduri Sdn Bhd and Wijaya Sinar Sdn Bhd (collectively, "SASB Subsidiaries") have an interest, by virtue of SASB being entitled to exercise 100% of the votes attached to the voting shares in each of SASB Subsidiaries.

The SASB Subsidiaries hold their respective interests under discretionary trusts for Bumiputera objects and as such AF does not have any economic interest over such shares.

(20) <u>CSS</u>

Major Shareholders, TAK, SM and AF are regarded as having an interest in the transactions between Maxis group and CSS. Please refer to Note 1 above for their respective interests in Maxis.

TAK and AF have a deemed equity interest of 49% and 51% in CSS respectively.

MSM is a director of CSS. MSM does not have any equity interest in CSS.

21) <u>Linknet</u>

LinkNet is a 94.05% owned subsidiary of AcrossAsia. AcrossAsia has an indirect interest of 17.67% in Tirta.

CCW is a Commissioner of NTS and also an Executive Director of AcrossAsia.

AcrossAsia, Tirta and CCW do not have any equity interest in Maxis.

Please refer to Note #.

Note :

\# *Tirta ceased to be a major shareholder of NTS with effect from 27 April 2007. CCW has resigned on 27 April 2007.*

Details on the shareholdings of our Directors and Major Shareholders who are interested in the Proposed Shareholders' Mandate

(a) Information on the interested Directors

The Directors who are interested in the Proposed Shareholders' Mandate and their respective shareholdings in our Company as at 20 April 2007 are as set out below:

	Direct		Indirect	
Interested Directors	**No. of Shares**	**%**	**No. of Shares**	**%**
ARM	500,000 [1]	0.02	-	-
TPC *	500,000 [2]	0.02	-	-
CCB	-	-	-	-
DJI	1,388,000 [3&4]	0.05	-	-
SD	- [5]	-		
YSH	635,000 [6]	0.03	-	-
RR	- [7]	-	-	-

Notes:

1. *Held through a nominee, namely, CIMSEC Nominees (Tempatan) Sdn Bhd.*
2. *Held through a nominee, namely, RHB Capital Nominees (Tempatan) Sdn Bhd.*
3. *100,000 Shares are held through a nominee, namely, RHB Capital Nominees (Tempatan) Sdn Bhd, 1,250,000 Shares are held through a nominee, namely, Citicorp Nominees (Tempatan) Sdn Bhd and 38,000 Shares are registered in his own name.*
4. *Also holds 1,771,578 options over unissued ordinary shares in Maxis pursuant to the ESOS.*
5. *Holds 5,000,000 options over unissued ordinary shares in Maxis pursuant to the ESOS.*
6. *Also holds 2,020,000 options over unissued ordinary shares in Maxis pursuant to the ESOS.*
7. *Holds 651,000 options over unissued ordinary shares in Maxis pursuant to the ESOS.*

* *TPC ceased as a Director of Maxis on 1 January 2007. For the purposes of the Proposed Renewal of Mandate, TPC would be a director within the preceding 6 months of the date on which the terms of the transaction may be agreed upon.*

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Details on the shareholdings of our Directors and Major Shareholders who are interested in the Proposed Shareholders' Mandate *(Cont'd)*

(b) Information on the interested Major Shareholders

The Major Shareholders who are deemed interested in the Proposed Shareholders' Mandate and their respective shareholdings in our company as at 20 April 2007 based on our Company's Register of Substantial Shareholders are as set out below:

	Direct		Indirect	
Interested Major Shareholder	**No. of Shares**	**%**	**No. of Shares**	**%**
UTSB	-	-	552,346,060 [1]	21.82
PSIL	-	-	552,346,060 [2]	21.82
Excorp	-	-	552,346,060 [3]	21.82
PanOcean	-	-	552,346,060 [3]	21.82
MAIH	-	-	167,378,718 [5]	6.61
TAK	-	-	1,177,305,974 [4]	46.5
THO	-	-	331,775,665 [6&7]	13.10
Dato' Badri	-	-	329,775,665 [6]	13.03
AF	-	-	329,775,665 [6]	13.03
MSM	130,000	0.005	329,775,665 [6]	13.03

Notes:

1. *UTSB is deemed to have an interest in all of the Shares in which UTESB has an interest, by virtue of UTSB being entitled to exercise 100% of the votes attached to the voting shares of UTESB.*

   UTESB's deemed interest in the Shares arises by virtue of its direct equity interests of 100% each in Wilayah Bintang Sdn. Bhd., Tegas Mahsuri Sdn. Bhd., Besitang (M) Sdn. Bhd. and Besitang Utara Sdn. Bhd. which are the holding companies of Wilayah Resources Sdn. Bhd., Tegas Puri Sdn. Bhd., Besitang Barat Sdn. Bhd. and Besitang Selatan Sdn. Bhd. (collectively, "UT Subsidiaries"). The UT Subsidiaries hold in aggregate 21.82% direct equity interest Maxis.

   UTESB is deemed to have an interest in all of the Shares in which the UT Subsidiaries have an interest, by virtue of UTESB's deemed interest in the UT Subsidiaries.

2. *PSIL is deemed to have an interest in all of the Shares in which UTSB has an interest, by virtue of PSIL being entitled to exercise 99.999% of the votes attached to the voting shares of UTSB. See Note (1) above.*

3. *The shares in PSIL are held by Excorp which is in turn held by PanOcean. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations including those for charitable purposes. Although PanOcean is deemed to have an interest in the Shares, it does not have any economic or beneficial interest in the Shares as such interest is held subject to the terms of the discretionary trust. Although TAK is deemed to have an interest in the Shares, he does not have any economic or beneficial interest in the shares as such interest is held subject to the terms of the discretionary trust.*

4. *TAK is deemed to have an interest by virtue of:*

   (i) his controlling interest in MAI Sdn Berhad ("MAI"), the immediate holding company of Terang Equity Sdn. Bhd. ("Terang Equity") which in turn has a direct equity interest of 100% in Wangi Terang Sdn. Bhd ("WTSB"). WTSB holds 2.36% direct equity interest in Maxis;
   (ii) his controlling interest in MAIH, the immediate holding company of Pacific Fortune Sdn Bhd ("PFSB") which in turn has a direct equity interest of 100% each in Ria Utama Sdn Bhd ("RUSB") and Tetap Emas Sdn Bhd ("TESB") respectively. See Note (5) below;
   (iii) the deemed interest of PanOcean. See Note (3) above; and
   (iv) his controlling interest in Eridanes International N.V. ("EINV"), the immediate holding company of East Asia Telecommunications Ltd, Global Multimedia Technologies (BVI) Ltd and Worldwide Communications Technologies Ltd which collectively hold 15.71% interest in Maxis via Maxis Holdings Sdn Bhd.

Details on the shareholdings of our Directors and Major Shareholders who are interested in the Proposed Shareholders' Mandate ***(Cont'd)***

5. *MAIH is deemed to have an interest in all of the Shares in which PFSB has an interest, by virtue of MAIH's direct equity interest of 100% in PFSB.*

   PFSB's deemed interest arises by virtue of its direct equity interest of 100% each in RUSB and TESB respectively (collectively, "PFSB Subsidiaries"). The PFSB Subsidiaries hold in aggregate 6.61% direct equity interest in Maxis.

   PFSB is deemed to have an interest in all of the Shares in which the PFSB Subsidiaries have an interest, by virtue of PFSB's direct equity interests in the PFSB Subsidiaries.

6. *Deemed to have an interest in 329,775,665 Shares in which Harapan Nusantara has an interest, by virtue of his 25% direct equity interest in Harapan Nusantara. Harapan Nusantara is deemed to have an interest in all of the Shares in which the Harapan Nusantara Subsidiaries have an interest, by virtue of Harapan Nusantara being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the Harapan Nusantara Subsidiaries. The Harapan Nusantara Subsidiaries hold their respective interests in our Company as trustees under discretionary trusts for Bumiputera objects. As such, he and Harapan Nusantara do not have any economic interest in these Shares held by the Harapan Nusantara Subsidiaries as such interest is held subject to the terms of the discretionary trusts for Bumiputra objects.*

7. *THO is deemed to have an interest over 2,000,000 Shares representing 0.08% held through DTSB by virtue of his direct equity interest of 99% in DTSB.*

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Details on the shareholdings of our Directors and Major Shareholders who are interested in the Proposed Shareholders' Mandate ***(Cont'd)***

(c) Information on Persons Connected to the interested Major Shareholders

The Persons Connected to the interested Major Shareholders and their respective shareholdings in our Company as at 20 April 2007 is set out as below:

Persons Connected to the interested Major Shareholders	Direct		Indirect	
	No. of Shares	%	No. of Shares	%
Cabaran Mujur Sdn Bhd	61,665,722	2.44	-	-
Mujur Anggun Sdn Bhd	50,214,543	1.98	61,665,722 [1]	2.44
Tenaga Tegap Sdn Bhd	-	-	111,880,265 [2]	4.42
Desa Bidara Sdn Bhd	-	-	111,880,265 [3]	4.42
Angsana Kukuh Sdn Bhd	-	-	111,880,265 [4]	4. 42
Beduk Selatan Sdn Bhd	-	-	111,880,265 [3]	4. 42
Indomurni Sdn Bhd	-	-	111,880,265 [5]	4. 42
Badai Jaya Sdn Bhd	-	-	111,880,265 [3]	4. 42
Badai Maju Sdn Bhd	-	-	111,880,265 [6]	4.42
Anak Samudra Sdn Bhd	43,689,359	1.73	-	-
Dumai Maju Sdn Bhd	43,689,359	1.73	-	-
Samudra Capital Sdn Bhd	-	-	43,689,359 [7]	1.73
Alam Nakhoda Sdn Bhd	-	-	43,689,359 [8]	1.73
Bagan Budiman Sdn Bhd	-	-	87,378,718 [9]	3.45
Nusantara Makmur Sdn Bhd	74,514,359	2.94	-	-
Nusantara Saga Sdn Bhd	-	-	74,514,359 [10]	2.94
Tegas Sari Sdn Bhd	35,148,789	1.39	-	-
Citra Cekal Sdn Bhd	-	-	35,148,789 [11]	1.39
Usaha Kenanga Sdn Bhd	20,853,534	0.82	35,148,789 [12]	1.39
Nusantara Tegas Sdn Bhd	-	-	56,002,323 [13]	2.21
Harapan Nusantara Sdn Bhd	-	-	329,775,665 [14]	13.03
Dian Tiara Sdn Bhd	2,000,000	0.08	-	-
TESB	83,689,359	3.31	-	-
RUSB	83,689,359	3.31	-	-
PFSB	-	-	167,378,718 [15]	6.61
MAIH	-	-	167,378,718 [16]	6.61
Wangi Terang Sdn Bhd	59,732,025	2.36	-	-
Terang Equity Sdn Bhd	-	-	59,732,025 [17]	2.36
MAI Sdn Berhad	-	-	59,732,025 [18]	2.36
Wilayah Resources Sdn Bhd	133,901,584	5.29	-	-
Tegas Puri Sdn Bhd	167,378,718	6.61	-	-
Besitang Barat Sdn Bhd	133,901,583	5.29	-	-
Besitang Selatan Sdn Bhd	117,164,175	4.63	-	-
Wilayah Bintang Sdn Bhd	-	-	133,901,584 [19]	5.29
Tegas Mahsuri Sdn Bhd	-	-	167,378,718 [20]	6.61
Besitang (M) Sdn Bhd	-	-	133,901,583 [21]	5.29
Besitang Utara Sdn Bhd	-	-	117,164,175 [22]	4.63
UTESB	-	-	552,346,060 [23]	21.82

Details on the shareholdings of our Directors and Major Shareholders who are interested in the Proposed Shareholders' Mandate *(Cont'd)*

Persons Connected to the interested Major Shareholders	Direct		Indirect	
	No. of Shares	%	No. of Shares	%
Dato' Mohamed Khadar bin Merican	-	-	-	-
Maxis Holdings Sdn Bhd	397,849,171	15.71	-	-
East Asia Telecommunications Ltd	-	-	397,849,171 [24]	15.71
Global Multimedia Technologies (BVI) Ltd	-	-	397,849,171 [24]	15.71
Worldwide Communications Technologies Ltd	-	-	397,849,171 [24]	15.71
Eridanes International N.V.	-	-	397,849,171 [25]	15.71

Notes:

1. *Deemed interest by virtue of its direct equity interest in Cabaran Mujur Sdn Bhd ("CMSB").*

2. *Deemed interest by virtue of its direct equity interest in Mujur Anggun Sdn Bhd ("MASB"), the immediate holding company of CMSB.*

3. *Deemed interest by virtue of its direct equity interest in Tenaga Tegap Sdn Bhd ("TTSB"), which in turn has a direct equity interest in MASB. See Note (2) above.*

4. *Deemed interest by virtue of its direct equity interest in Desa Bidara Sdn Bhd, which in turn has a direct equity interest in TTSB. See Note (3) above.*

5. *Deemed interest by virtue of its direct equity interest in Beduk Selatan Sdn Bhd, which in turn has a direct equity interest in TTSB. See Note (3) above.*

6. *Deemed interest by virtue of its direct equity interest in Badai Jaya Sdn Bhd, which in turn has a direct equity interest in TTSB. See Note (3) above.*

7. *Deemed interest by virtue of its direct equity interest in Anak Samudra Sdn Bhd ("ASSB").*

8. *Deemed interest by virtue of its direct equity interest in Dumai Maju Sdn Bhd ("DMSB").*

9. *Deemed interest by virtue of its direct equity interests in Samudra Capital Sdn Bhd and Alam Nakhoda Sdn Bhd, which are the immediate holding companies of ASSB and DMSB respectively.*

10. *Deemed interest by virtue of its direct equity interest in Nusantara Makmur Sdn Bhd ("NMSB").*

11. *Deemed interest by virtue of its direct equity interest in Tegas Sari Sdn Bhd ("TSSB").*

12. *Deemed interest by virtue of its direct equity interest in Citra Cekal Sdn Bhd ("CCSB"), the immediate holding company of TSSB.*

13. *Deemed interest by virtue of its direct equity interest in Usaha Kenanga Sdn Bhd ("UKSB"), which in turn has a direct equity interest in CCSB. See Note (12) above.*

14. *Harapan Nusantara is deemed to have an interest in all of the Shares in which MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (the "Harapan Nusantara Subsidiaries") have an interest, by virtue of Harapan Nusantara being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the Harapan Nusantara Subsidiaries. The Harapan Nusantara Subsidiaries hold their respective interests in Maxis as trustees under discretionary trusts for Bumiputra objects. As such, Harapan Nusantara does not have any economic interest in these Shares held by the Harapan Nusantara Subsidiaries as such interest is held subject to the terms of the discretionary trusts for Bumiputra objects.*

15. *PFSB's deemed interest arises by virtue of its direct equity interest of 100% each in RUSB and TESB respectively (collectively, "PFSB Subsidiaries"). The PFSB Subsidiaries hold in aggregate a 6.61% direct equity interest in Maxis.*

Details on the shareholdings of our Directors and Major Shareholders who are interested in the Proposed Shareholders' Mandate ***(Cont'd)***

PFSB is deemed to have an interest in all of the Shares in which the PFSB Subsidiaries have an interest, by virtue of PFSB's direct equity interests in the PFSB Subsidiaries.

16. *MAIH is deemed to have an interest in all of the Shares in which PFSB has an interest, by virtue of MAIH's direct equity interest in PFSB. See Note (15) above.*

17. *Terang Equity is deemed to have an interest in all of the Shares in which WTSB has an interest, by virtue of its direct equity interest in WTSB.*

18. *MAI is deemed to have an interest in all of the Shares in which Terang Equity has an interest, by virtue of its direct equity interest in Terang Equity which in turn has a direct equity interest in WTSB.*

19. *Wilayah Bintang Sdn Bhd is deemed to have an interest in all of the Shares in which Wilayah Resources Sdn Bhd has an interest, by virtue of its direct equity interest in Wilayah Resources Sdn Bhd.*

20. *Tegas Mahsuri Sdn Bhd is deemed to have an interest in all of the Shares in which Tegas Puri Sdn Bhd has an interest, by virtue of its direct equity interest in Tegas Puri Sdn Bhd.*

21. *Besitang (M) Sdn Bhd is deemed to have an interest in all of the Shares in which Besitang Barat Sdn Bhd has an interest, by virtue of its direct equity interest in Besitang Barat Sdn Bhd.*

22. *Besitang Utara Sdn Bhd is deemed to have an interest in all of the Shares in which Besitang Selatan Sdn Bhd has an interest, by virtue of its direct interest in Besitang Selatan Sdn Bhd.*

23. *UTESB's deemed interest arises by virtue of its direct equity interests in Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd which are the holding companies of Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively, "UT Subsidiaries"). The UT Subsidiaries hold in aggregate 21.82% direct equity interest in Maxis. See Notes (19) to (22) above.*

    UTESB is deemed to have an interest in all of the Shares in which the UT Subsidiaries have an interest, by virtue of UTESB's deemed interest in the UT Subsidiaries.

24. *Deemed to have an interest by virtue of its direct equity interest in Maxis Holdings Sdn Bhd ("MHSB").*

25. *Deemed to have an interest in the Shares held by MHSB by virtue of EINV being entitled to exercise 100% of the votes attached to the voting shares in each of East Asia Telecommunications Ltd, Global Multimedia Technologies (BVI) Ltd and Worldwide Communications Technologies Ltd.*

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Details of the Proposed Amendments to Articles

The Proposed Amendments to Articles are as detailed below:

Article No.	Existing Article	Amended Article
Interpretation Article 2(b)	"Approved Market Place" means a stock exchange which is specified to be an approved market place in the Securities Industry (Central Depositories) (Exemption) (No 2) Order, 1998	Deleted.
Interpretation Article 2 (f)	"Central Depository" means the Malaysian Central Depository Sdn Bhd (Company No. 165570-W) and its successors-in-title.	"Central Depository" means the **Bursa Malaysia Depository Sdn Bhd** (Company No. 165570-W) and its successors-in-title.
Interpretation Article 2 (l)	"Exchange" means Kuala Lumpur Stock Exchange.	"Exchange" means **Bursa Malaysia Securities Berhad.**
Interpretation Article 2(m)	"Foreign Register" means the register of securities holders maintained by the registrar of the Company in the jurisdiction of the Approved Market Place.	"Foreign Register" means the register of securities holders maintained by the registrar of the Company in the jurisdiction of the **other stock exchange**.
Interpretation Article 2 (q)	"member" or "holder of shares" or any like expression means any person for the time being holding shares in the Company and whose name appears in the Register including Depositors, who may be authorised nominees, whose names appear on the Record of Depositors except the Malaysian Central Depository Nominees Sdn Bhd.	"member" or "holder of shares" or any like expression means any person for the time being holding shares in the Company and whose name appears in the Register including Depositors, who may be authorised nominees, whose names appear on the Record of Depositors except **Bursa Malaysia Depository Nominees Sdn Bhd.**
5 (2)	Except in the case of an issue of securities on a pro rata basis to shareholders, there shall be no issue of shares or other convertible securities to a Director, major shareholder or person connected with any Director or major shareholder (hereinafter referred to as "the interested Director", "interested major shareholder" or "interested person connected with a Director or major shareholder" respectively) unless shareholders in general meeting have approved of the specific allotment to be made to such aforesaid person.	Except in the case of an issue of securities on a pro rata basis to shareholders, there shall be no issue of shares or other convertible securities to a Director, major shareholder, **chief executive officer** or person connected with any Director, major shareholder or **chief executive officer** (hereinafter referred to as "the interested Director", "interested major shareholder", **"interested chief executive officer"** or "interested person connected with a Director, major shareholder **or chief executive officer**" respectively) unless shareholders in general meeting have approved of the specific allotment to be made to such aforesaid person.
5 (3)	In a meeting to obtain shareholders' approval in respect of the allotment referred to under Article 5(2) above:- (a) the interested Director, interested major shareholder or interested person connected with a Director or major shareholder; and	In a meeting to obtain shareholders' approval in respect of the allotment referred to under Article 5(2) above:- (a) the interested Director, interested major shareholder, **interested chief executive officer** or interested person connected with a Director, major shareholder **or chief executive officer**; and

Details of the Proposed Amendments to Articles *(Cont'd)*

Article No.	Existing Article	Amended Article
	(b) where the allotment is in favour of an interested person connected with a Director or major shareholder, such Director or major shareholder, must not vote on the resolution approving the said allotment. An interested Director or interested major shareholder must ensure that persons connected with him abstain from voting on the resolution approving the said allotment.	(b) where the allotment is in favour of an interested person connected with a Director, major shareholder **or interested chief executive officer**, such Director, major shareholder **or chief executive officer**, must not vote on the resolution approving the said allotment. An interested Director, interested major shareholder **or chief executive officer** must ensure that persons connected with him abstain from voting on the resolution approving the said allotment.
5 (4)	The notice of the meeting referred to in Article 5(2) shall state:-	The notice of the meeting referred to in Article 5(2) shall state:-
	(d) the identity and relationship of the connected persons with the Director or the major shareholder, where applicable.	(d) the identity and relationship of the persons **connected** with the Director, major shareholder **or chief executive officer**, where applicable.
5 (5)	In this Article, "major shareholder" and "person connected with any Director or major shareholder" shall have the meaning ascribed thereto in the Listing Requirements.	In this Article, "major shareholder", **"chief executive officer"** and "person connected with any Director, major shareholder **or chief executive officer**" shall have the meaning ascribed thereto in the Listing Requirements.
7 (1)	(b) within fifteen (15) Market Days of the final applications closing date for a rights issue; or	(b) within **eight (8)** Market Days of the final applications closing date for a rights issue; or
	(c) within ten (10) Market Days of the book closing date for a bonus issue; or	(c) within **eight (8)** Market Days of the book closing date for a bonus issue; or
	(d) within ten (10) Market Days of the receipt of a notice of the exercise of an option together with the requisite payment for a share scheme for employees; or	(d) within **eight (8)** Market Days of the receipt of a notice of the exercise of an option together with the requisite payment for a share scheme for employees; or
	(e) within ten (10) Market Days of the date of receipt of a subscription form together with the requisite payment for conversion or exercise in respect of convertible securities; or	(e) within **eight (8)** Market Days of the date of receipt of a subscription form together with the requisite payment for conversion or exercise in respect of convertible securities; or
9 (1)	Preference Shares	
	Without prejudice to any special rights previously conferred on the holders of any share or class of shares already issued, any shares in the Company (whether forming part of the original capital or not) may be issued or have attached thereto such preferred, deferred or other special rights, or such restrictions, whether in regard to dividend, return of capital, voting or otherwise, as the Company may from time to time by special resolution determine provided that:-	
	(a) the total nominal value of preference shares issued shall not exceed the total nominal value of the issued ordinary shares at any time; and	Deleted

Details of the Proposed Amendments to Articles *(Cont'd)*

Article No.	Existing Article	Amended Article
	(d) the holder of a preference share shall be entitled to a return of capital in preference to holders of ordinary shares when the Company is wound up.	Deleted
15	Except only as by these Articles otherwise expressly provided or as required by law or as provided under the Central Depositories Act and the Rules or pursuant to any order by court, no person (other than the Malaysian Central Depository Nominees Sdn Bhd) shall be recognised by the Company as holding any share upon any trust and the Company shall not even when having notice thereof be bound or compelled to recognise any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or any other right in respect of any share except an absolute right to the entirety thereof in the person registered as the holder of the share.	Except only as by these Articles otherwise expressly provided or as required by law or as provided under the Central Depositories Act and the Rules or pursuant to any order by court, no person (other than **Bursa Malaysia Depository Nominees Sdn Bhd**) shall be recognised by the Company as holding any share upon any trust and the Company shall not even when having notice thereof be bound or compelled to recognise any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or any other right in respect of any share except an absolute right to the entirety thereof in the person registered as the holder of the share.
23	<u>Modification of rights</u> Notwithstanding Article 24 hereof, the repayment of preference share capital other than redeemable preference, or any other alteration of preference shareholder rights, shall only be made pursuant to a special resolution of the preference shareholders concerned, PROVIDED ALWAYS that where the necessary majority for such a special resolution is not obtained at the meeting, consent in writing if obtained from the holders of three-fourths of the preference shares concerned within two (2) months of the meeting, shall be as valid and effectual as a special resolution carried at the meeting.	Notwithstanding Article 24 hereof, the repayment of preference share capital other than redeemable preference **share capital,** or any other alteration of preference shareholder rights, shall only be made pursuant to a special resolution of the preference shareholders concerned, PROVIDED ALWAYS that where the necessary majority for such a special resolution is not obtained at the meeting, consent in writing if obtained from the holders of three-fourths of the preference share capital concerned within two (2) months of the meeting, shall be as valid and effectual as a special resolution carried at the meeting.
52	<u>Transmission of securities from Foreign Register Where –</u> (a) the securities of the Company are listed on an Approved Market Place; and (b) the Company is exempted from compliance with Section 14 of the Central Depositories Act or Section 29 of the Securities Industry (Central Depositories)(Amendment) Act, 1998, as the case may be, under the Rules in respect of such securities, the Company shall, upon request by a Depositor, permit a transmission of securities held by such Depositor from the Foreign Register to the Malaysian Register provided that there shall be no change in the ownership of such securities.	(a) the securities of the Company are listed on **another stock exchange**; and (b) the Company is exempted from compliance with Section 14 of the Central Depositories Act or Section 29 of the Securities Industry (Central Depositories)(Amendment) Act, 1998, as the case may be, under the Rules in respect of such securities, the Company shall, upon request by a Depositor, permit a transmission of securities held by such Depositor from the Foreign Register to the Malaysian Register **and vice versa** provided that there shall be no change in the ownership of such securities.

Details of the Proposed Amendments to Articles *(Cont'd)*

Article No.	Existing Article	Amended Article
81 (1)	Notices of meetings An annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by not less than twenty-one (21) clear days' notice in writing. In respect of all other extraordinary general meetings, at least fourteen (14) clear days' notice before the meetings shall be given to all members (other than those who under the provisions of these Articles or the terms of issue of the shares held by them are not entitled to receive notices of general meetings of the Company) and to the auditors for the time being of the Company. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given and shall specify the place, the day and the hour of the meeting and, in the case of special business shall also specify the general nature of that business and shall be accompanied by a statement regarding the effect of any proposed resolution in respect of such special business. At least fourteen (14) clear days' notice or, where a special resolution is proposed or in the case of an annual general meeting, at least twenty-one (21) clear days' notice of every such meeting shall also be given by advertisement in the daily press and in writing to the Exchange. Provided that in respect of Deposited Securities: (b) the Company shall request the Central Depository in accordance with the Rules, to prepare a Record of Depositors as at a date not less than 3 Market Days (or such other period specified by the Act, the Central Depositories Act, the Rules and/or the Central Depository) before the general meeting or adjourned general meeting ; and	(b) the Company shall request **Bursa Malaysia Depository Sdn Bhd** in accordance with the Rules, to prepare a Record of Depositors as at the latest date which is reasonably practicable which shall in any event be a date not less than 3 Market Days (or such other period specified by the Act, the Central Depositories Act, the Rules and/or **Bursa Malaysia Depository Sdn Bhd)** before the general meeting or adjourned general meeting; and
101 (2)	Subject to Article 59 and any special rights or restrictions as to voting attached to any class or classes of shares by or in accordance with these Articles, on a show of hands every person present who is a member or a member's representative or proxy or attorney shall have one (1) vote and in the case of a poll every member present in person or by proxy or by attorney or other duly authorised representative shall have one vote for every share held by him upon which all calls due to the Company have been paid. A person entitled to more than one vote need not use all his votes or cast all the votes he uses on a poll in the same way. Subject to Article 59, the shares held or represented by a member present in person or by proxy or by attorney or other duly authorised representative shall, in relation to shares of a Depositor, be the number of shares entered against his name in the Record of Depositors.	Subject to Article 59 and any special rights or restrictions as to voting attached to any class or classes of shares by or in accordance with these Articles, on a show of hands every person present who is a member or a member's representative**, or holder of preference shares** or proxy or attorney shall have one (1) vote and in the case of a poll every member**, or holder of preference shares** present in person or by proxy or by attorney or other duly authorised representative shall have one vote for every share held by him upon which all calls due to the Company have been paid. A person entitled to more than one vote need not use all his votes or cast all the votes he uses on a poll in the same way. Subject to Article 59, the shares held or represented by a member present in person or by proxy or by attorney or other duly authorised representative shall, in relation to shares of a Depositor, be the number of shares entered against his name in the Record of Depositors.

Details of the Proposed Amendments to Articles *(Cont'd)*

Article No.	Existing Article	Amended Article
108 (1)	Instrument of proxy The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under the corporation's seal or under the hand of an officer or attorney duly authorised. The Directors may, but shall not be bound to require evidence of the authority of any such attorney or officer. A proxy may but need not be a member of the Company and a member may appoint any person to be his proxy without limitation and the provisions of Section 149(1)(b) of the Act shall not apply to the Company. Where a member appoints more than one (1) proxy the appointment shall be invalid unless he specifies the proportions of his holdings to be represented by each proxy. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.	The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under the corporation's seal or under the hand of an officer or attorney duly authorised. The Directors may, but shall not be bound to require evidence of the authority of any such attorney or officer. A proxy may but need not be a member of the Company and a member may appoint any person to be his proxy without limitation and the provisions of Section 149(1)(b) of the Act shall not apply to the Company. **Except pursuant to sub-paragraph (2)(c) below, a member shall not be entitled to appoint more than two (2) proxies to attend and vote at the same meeting.** Where a member appoints more than one (1) proxies the appointment shall be invalid unless he specifies the proportions of his holdings to be represented by each proxy. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.
109	Form of proxy The instrument appointing a proxy shall be in the following form or in such other form as the Directors may approve or in any particular case may accept: **MAXIS COMMUNICATIONS BERHAD** I/We, , of being a member/members of the above-named Company, hereby appoint of or failing him, of as my/our proxy to vote for me/us on my/our behalf at the [annual or extraordinary, as the case may be] general meeting of the Company, to be held on the day of , and at any adjournment thereof. Signed this day of , . This form is to be used *in favour of/against the resolution. **Strike out whichever is not desired. Unless otherwise instructed, the proxy may vote as he thinks fit.*	**MAXIS COMMUNICATIONS BERHAD** I/We, ,NRIC No/Company No of telephone no. being a member of Maxis Communications Berhad ("the Company") the above-named Company, hereby appoint NRIC No of and/or NRIC No. of or failing him/her, THE CHAIRMAN OF THE MEETING and as my/our proxy/proxies to vote for me/us and on my/our behalf at the [annual or extraordinary, as the case may be] general meeting of the Company, to be held at on or at any adjournment thereof. I/We indicate with an "✓" or "×" in the spaces below how I/ we wish my/ our vote to be cast Agenda | For | Against Subject to the abovestated voting instructions, my/ our proxy may vote or abstain from voting on any resolution as *he/ *she/ *they may think fit.

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Details of the Proposed Amendments to Articles *(Cont'd)*

<table>
<tr><th>Article No.</th><th>Existing Article</th><th>Amended Article</th></tr>
<tr><td></td><td></td><td>
<table>
<tr><td>If appointment of proxy is under hand
....
Signed by
*individual member/
*officer or attorney of member/
*authorised nominee of
....
....
(beneficial owner)</td><td>No of shares held :
......
Securities Account No :
....
(CDS Account No)
(COMPULSORY)
Date :</td><td rowspan="2">The proportions of my/our holding to be represented by my/ our proxies are as follows:
First Proxy
No. of Shares :
....
Percentage :
.........%
Second Proxy
No. of Shares :
....
....
Percentage :
....
.........%</td></tr>
<tr><td>If appointment of proxy is under seal
The Common Seal of
....
....
was hereto affixed in accordance with its Articles of Association in the presence of :-
....
...
Director
in its capacity as *member/ *attorney of member/ *authorised nominee of
....
.... (beneficial owner)</td><td>Seal
No of shares held :
....
....
Securities Account No :
....
....
(CDS Account No)
(COMPULSORY)
Date :</td></tr>
</table>
</td></tr>
<tr><td>124 (1)</td><td><u>Vacation of office of Directors</u>

The office of Director shall, ipso facto, be vacated:</td><td></td></tr>
<tr><td></td><td>(j) if having been a Director of the Company at the start of the relevant financial year of the Company, he is absent from more than 50% of the total meetings of the Board (whether or not an alternate director appointed by him attends) held in that financial year of the Company; or</td><td>Deleted</td></tr>
<tr><td></td><td>(k) if he is absent from more than 50% of the total meetings of the Board (whether or not an alternate director appointed by him attends) held from the date of his election or appointment as a Director to the end of the then current financial year of the Company.</td><td>Deleted</td></tr>
</table>

ABSTENTION FROM VOTING

The information on the Directors and Major Shareholders and Persons Connected to them who are interested in any of the Recurrent Transactions with those of Transacting Parties are set out in the table below:

	Transacting Parties	Interested Director	Interested Major Shareholders	Persons Connected #
1.	Astro and its affiliates	• ARM • TPC* • CCB	• UTSB • PSIL • Excorp • PanOcean • TAK • THO • Dato' Badri • AF • MSM	• Harapan Nusantara Sdn Bhd (a), (b), (c) & (d) • Usaha Kenanga Sdn Bhd (a), (b), (c) & (d) • Anak Samudra Sdn Bhd (a), (b), (c) & (d) • Dumai Maju Sdn Bhd (a), (b), (c) & (d) • Nusantara Makmur Sdn Bhd (a), (b), (c) & (d) • Cabaran Mujur Sdn Bhd (a), (b), (c) & (d) • Mujur Anggun Sdn Bhd (a), (b), (c) & (d) • Tegas Sari Sdn Bhd (a), (b), (c) & (d) • Angsana Kukuh Sdn Bhd (a), (b), (c) & (d) • Desa Bidara Sdn Bhd (a), (b), (c) & (d) • Indomurni Sdn Bhd (a), (b), (c) & (d) • Beduk Selatan Sdn Bhd (a), (b), (c) & (d) • Badai Maju Sdn Bhd (a), (b), (c) & (d) • Badai Jaya Sdn Bhd (a), (b), (c) & (d) • Tenaga Tegap Sdn Bhd (a), (b), (c) & (d) • Bagan Budiman Sdn Bhd (a), (b), (c) & (d) • Samudra Capital Sdn Bhd (a), (b), (c) & (d) • Alam Nakhoda Sdn Bhd (a), (b), (c) & (d) • Nusantara Saga Sdn Bhd (a), (b), (c) & (d) • Nusantara Tegas Sdn Bhd (a), (b), (c) & (d) • Citra Cekal Sdn Bhd (a), (b), (c) & (d) • MAIH (e) • Pacific Fortune Sdn Bhd (e) • Ria Utama Sdn Bhd (e) • Tetap Emas Sdn Bhd (e) • MAI Sdn Berhad (e) • Terang Equity Sdn Bhd (e) • Wangi Terang Sdn Bhd (e) • UTESB (e) & (f) • Wilayah Resources Sdn Bhd (e) & (f) • Tegas Puri Sdn Bhd (e) & (f) • Besitang Barat Sdn Bhd (e) & (f) • Besitang Selatan Sdn Bhd (e) & (f) • Wilayah Bintang Sdn Bhd (e) & (f) • Tegas Mahsuri Sdn Bhd (e) & (f) • Besitang (M) Sdn Bhd (e) & (f) • Besitang Utara Sdn Bhd (e) & (f) • Eridanes International N.V. (e) • East Asia Telecommunications Ltd (e) • Global Multimedia Technologies (BVI) Ltd (e) • Worldwide Communications Technologies Ltd (e) • Maxis Holdings Sdn Bhd (e) • Dato' Mohamed Khadar bin Merican (b) • Dian Tiara Sdn Bhd (c)

Abstention from voting *(Cont'd)*

	Transacting Parties	Interested Director	Interested Major Shareholders	Persons Connected #
2.	UTSB and its affiliates	• ARM • TPC* • CCB	• UTSB • PSIL • Excorp • PanOcean • TAK • MSM • AF	• Harapan Nusantara Sdn Bhd (a) & (b) • Usaha Kenanga Sdn Bhd (a) & (b) • Anak Samudra Sdn Bhd (a) & (b) • Dumai Maju Sdn Bhd (a) & (b) • Nusantara Makmur Sdn Bhd (a) & (b) • Cabaran Mujur Sdn Bhd (a) & (b) • Mujur Anggun Sdn Bhd (a) & (b) • Tegas Sari Sdn Bhd (a) & (b) • Angsana Kukuh Sdn Bhd (a) & (b) • Desa Bidara Sdn Bhd (a) & (b) • Indomurni Sdn Bhd (a) & (b) • Beduk Selatan Sdn Bhd (a) & (b) • Badai Maju Sdn Bhd (a) & (b) • Badai Jaya Sdn Bhd (a) & (b) • Tenaga Tegap Sdn Bhd (a) & (b) • Bagan Budiman Sdn Bhd (a) & (b) • Samudra Capital Sdn Bhd (a) & (b) • Alam Nakhoda Sdn Bhd (a) & (b) • Nusantara Saga Sdn Bhd (a) & (b) • Nusantara Tegas Sdn Bhd (a) & (b) • Citra Cekal Sdn Bhd (a) & (b) • MAIH (e) • Pacific Fortune Sdn Bhd (e) • Ria Utama Sdn Bhd (e) • Tetap Emas Sdn Bhd (e) • MAI Sdn Berhad (e) • Terang Equity Sdn Bhd (e) • Wangi Terang Sdn Bhd (e) • UTESB (e) & (f) • Wilayah Resources Sdn Bhd (e) & (f) • Tegas Puri Sdn Bhd (e) & (f) • Besitang Barat Sdn Bhd (e) & (f) • Besitang Selatan Sdn Bhd (e) & (f) • Wilayah Bintang Sdn Bhd (e) & (f) • Tegas Mahsuri Sdn Bhd (e) & (f) • Besitang (M) Sdn Bhd (e) & (f) • Besitang Utara Sdn Bhd (e) & (f) • Eridanes International N.V. (e) • East Asia Telecommunications Ltd (e) • Global Multimedia Technologies (BVI) Ltd (e) • Worldwide Communications Technologies Ltd (e) • Maxis Holdings Sdn Bhd (e) • Dato' Mohamed Khadar bin Merican (b)

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Abstention from voting *(Cont'd)*

	Transacting Parties	Interested Director	Interested Major Shareholders	Persons Connected #
3.	BAB and/or its affiliates	• CCB	• UTSB • PSIL • Excorp • PanOcean • TAK • AF	• Harapan Nusantara Sdn Bhd [(a)] • Usaha Kenanga Sdn Bhd [(a)] • Anak Samudra Sdn Bhd [(a)] • Dumai Maju Sdn Bhd [(a)] • Nusantara Makmur Sdn Bhd [(a)] • Cabaran Mujur Sdn Bhd [(a)] • Mujur Anggun Sdn Bhd [(a)] • Tegas Sari Sdn Bhd [(a)] • Angsana Kukuh Sdn Bhd [(a)] • Desa Bidara Sdn Bhd [(a)] • Indomurni Sdn Bhd [(a)] • Beduk Selatan Sdn Bhd [(a)] • Badai Maju Sdn Bhd [(a)] • Badai Jaya Sdn Bhd [(a)] • Tenaga Tegap Sdn Bhd [(a)] • Bagan Budiman Sdn Bhd [(a)] • Samudra Capital Sdn Bhd [(a)] • Alam Nakhoda Sdn Bhd [(a)] • Nusantara Saga Sdn Bhd [(a)] • Nusantara Tegas Sdn Bhd [(a)] • Citra Cekal Sdn Bhd [(a)] • MAIH [(e)] • Pacific Fortune Sdn Bhd [(e)] • Ria Utama Sdn Bhd [(e)] • Tetap Emas Sdn Bhd [(e)] • MAI Sdn Berhad [(e)] • Terang Equity Sdn Bhd [(e)] • Wangi Terang Sdn Bhd [(e)] • UTESB [(e) & (f)] • Wilayah Resources Sdn Bhd [(e) & (f)] • Tegas Puri Sdn Bhd [(e) & (f)] • Besitang Barat Sdn Bhd [(e) & (f)] • Besitang Selatan Sdn Bhd [(e) & (f)] • Wilayah Bintang Sdn Bhd [(e) & (f)] • Tegas Mahsuri Sdn Bhd [(e) & (f)] • Besitang (M) Sdn Bhd [(e) & (f)] • Besitang Utara Sdn Bhd [(e) & (f)] • Eridanes International N.V. [(e)] • East Asia Telecommunications Ltd [(e)] • Global Multimedia Technologies (BVI) Ltd [(e)] • Worldwide Communications Technologies Ltd [(e)] • Maxis Holdings Sdn Bhd [(e)]

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Abstention from voting *(Cont'd)*

	Transacting Parties	Interested Director	Interested Major Shareholders	Persons Connected #
4.	CSS	-	• TAK • AF • MSM	• Harapan Nusantara Sdn Bhd [(a) & (b)] • Usaha Kenanga Sdn Bhd [(a) & (b)] • Anak Samudra Sdn Bhd [(a) & (b)] • Dumai Maju Sdn Bhd [(a) & (b)] • Nusantara Makmur Sdn Bhd [(a) & (b)] • Cabaran Mujur Sdn Bhd [(a) & (b)] • Mujur Anggun Sdn Bhd [(a) & (b)] • Tegas Sari Sdn Bhd [(a) & (b)] • Angsana Kukuh Sdn Bhd [(a) & (b)] • Desa Bidara Sdn Bhd [(a) & (b)] • Indomumi Sdn Bhd [(a) & (b)] • Beduk Selatan Sdn Bhd [(a) & (b)] • Badai Maju Sdn Bhd [(a) & (b)] • Badai Jaya Sdn Bhd [(a) & (b)] • Tenaga Tegap Sdn Bhd [(a) & (b)] • Bagan Budiman Sdn Bhd [(a) & (b)] • Samudra Capital Sdn Bhd [(a) & (b)] • Alam Nakhoda Sdn Bhd [(a) & (b)] • Nusantara Saga Sdn Bhd [(a) & (b)] • Nusantara Tegas Sdn Bhd [(a) & (b))] • Citra Cekal Sdn Bhd [(a) & (b)] • MAIH [(c)] • Pacific Fortune Sdn Bhd [(c)] • Ria Utama Sdn Bhd [(c)] • Tetap Emas Sdn Bhd [(c)] • MAI Sdn Berhad [(c)] • Terang Equity Sdn Bhd [(c)] • Wangi Terang Sdn Bhd [(c)] • UTESB [(c)] • UTSB [(c)] • PSIL [(c)] • Excorp [(c)] • PanOcean [(c)] • Wilayah Resources Sdn Bhd [(c)] • Tegas Puri Sdn Bhd [(c)] • Besitang Barat Sdn Bhd [(c)] • Besitang Selatan Sdn Bhd [(c)] • Wilayah Bintang Sdn Bhd [(c)] • Tegas Mahsuri Sdn Bhd [(c)] • Besitang (M) Sdn Bhd [(c)] • Besitang Utara Sdn Bhd [(c)] • Eridanes International N.V. [(c)] • East Asia Telecommunications Ltd [(c)] • Global Multimedia Technologies (BVI) Ltd [(c)] • Worldwide Communications Technologies Ltd [(c)] • Maxis Holdings Sdn Bhd [(c)] • Dato' Mohamed Khadar bin Merican [(b)]

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Abstention from voting ***(Cont'd)***

	Transacting Parties	Interested Director	Interested Major Shareholders	Persons Connected #
5.	MGB and its affiliates	• ARM • CCB	• TAK • MAIH • THO	• Harapan Nusantara Sdn Bhd (c) • Usaha Kenanga Sdn Bhd (c) • Anak Samudra Sdn Bhd (c) • Dumai Maju Sdn Bhd (c) • Nusantara Makmur Sdn Bhd (c) • Cabaran Mujur Sdn Bhd (c) • Mujur Anggun Sdn Bhd (c) • Tegas Sari Sdn Bhd (c) • Angsana Kukuh Sdn Bhd (c) • Desa Bidara Sdn Bhd (c) • Indomurni Sdn Bhd (c) • Beduk Selatan Sdn Bhd (c) • Badai Maju Sdn Bhd (c) • Badai Jaya Sdn Bhd (c) • Tenaga Tegap Sdn Bhd (c) • Bagan Budiman Sdn Bhd (c) • Samudra Capital Sdn Bhd (c) • Alam Nakhoda Sdn Bhd (c) • Nusantara Saga Sdn Bhd (c) • Nusantara Tegas Sdn Bhd (c) • Citra Cekal Sdn Bhd (c) • Pacific Fortune Sdn Bhd (e) & (g) • Ria Utama Sdn Bhd (e) & (g) • Tetap Emas Sdn Bhd (e) & (g) • MAI Sdn Berhad (e) • Terang Equity Sdn Bhd (e) • Wangi Terang Sdn Bhd (e) • UTESB (e) • UTSB (e) • PSIL (e) • Excorp (e) • PanOcean (e) • Wilayah Resources Sdn Bhd (e) • Tegas Puri Sdn Bhd (e) • Besitang Barat Sdn Bhd (e) • Besitang Selatan Sdn Bhd (e) • Wilayah Bintang Sdn Bhd (e) • Tegas Mahsuri Sdn Bhd (e) • Besitang (M) Sdn Bhd (e) • Besitang Utara Sdn Bhd (e) • Eridanes International N.V. (e) • East Asia Telecommunications Ltd (e) • Global Multimedia Technologies (BVI) Ltd (e) • Worldwide Communications Technologies Ltd (e) • Maxis Holdings Sdn Bhd (e) • Dian Tiara Sdn Bhd (c)

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Abstention from voting *(Cont'd)*

	Transacting Parties	Interested Director	Interested Major Shareholders	Persons Connected #
6.	(i) Tanjong and its affiliates	• ARM • TPC* • CCB	• UTSB • PSIL • Excorp • PanOcean • TAK • AF	• MAIH [(e)] • Pacific Fortune Sdn Bhd [(e)] • Ria Utama Sdn Bhd [(e)] • Tetap Emas Sdn Bhd [(e)] • MAI Sdn Berhad [(e)] • Terang Equity Sdn Bhd [(e)] • Wangi Terang Sdn Bhd [(e)] • UTESB [(e) & (f)] • Wilayah Resources Sdn Bhd [(e) & (f)] • Tegas Puri Sdn Bhd [(e) & (f)] • Besitang Barat Sdn Bhd [(e) & (f)] • Besitang Selatan Sdn Bhd [(e) & (f)] • Wilayah Bintang Sdn Bhd [(e) & (f)] • Tegas Mahsuri Sdn Bhd [(e) & (f)] • Besitang (M) Sdn Bhd [(e) & (f)] • Besitang Utara Sdn Bhd [(e) & (f)] • Harapan Nusantara Sdn Bhd [(a)] • Usaha Kenanga Sdn Bhd [(a)] • Anak Samudra Sdn Bhd [(a)] • Dumai Maju Sdn Bhd [(a)] • Nusantara Makmur Sdn Bhd [(a)] • Cabaran Mujur Sdn Bhd [(a)] • Mujur Anggun Sdn Bhd [(a)] • Tegas Sari Sdn Bhd [(a)] • Angsana Kukuh Sdn Bhd [(a)] • Desa Bidara Sdn Bhd [(a)] • Indomurni Sdn Bhd [(a)] • Beduk Selatan Sdn Bhd [(a)] • Badai Maju Sdn Bhd [(a)] • Badai Jaya Sdn Bhd [(a)] • Tenaga Tegap Sdn Bhd [(a)] • Bagan Budiman Sdn Bhd [(a)] • Samudra Capital Sdn Bhd [(a)] • Alam Nakhoda Sdn Bhd [(a)] • Nusantara Saga Sdn Bhd [(a)] • Nusantara Tegas Sdn Bhd [(a)] • Citra Cekal Sdn Bhd [(a)] • Eridanes International N.V. [(e)] • East Asia Telecommunications Ltd [(e)] • Global Multimedia Technologies (BVI) Ltd [(e)] • Worldwide Communications Technologies Ltd [(e)] • Maxis Holdings Sdn Bhd [(e)]

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Abstention from voting *(Cont'd)*

	Transacting Parties	Interested Director	Interested Major Shareholders	Persons Connected #
7.	(a) Genting Berhad and its affiliates (b) RW and its affiliates (c) AmFinance Bhd	-	THO	• Harapan Nusantara Sdn Bhd [(c)] • Usaha Kenanga Sdn Bhd [(c)] • Anak Samudra Sdn Bhd [(c)] • Dumai Maju Sdn Bhd [(c)] • Nusantara Makmur Sdn Bhd [(c)] • Cabaran Mujur Sdn Bhd [(c)] • Mujur Anggun Sdn Bhd [(c)] • Tegas Sari Sdn Bhd [(c)] • Angsana Kukuh Sdn Bhd [(c)] • Desa Bidara Sdn Bhd [(c)] • Indomurni Sdn Bhd [(c)] • Beduk Selatan Sdn Bhd [(c)] • Badai Maju Sdn Bhd [(c)] • Badai Jaya Sdn Bhd [(c)] • Tenaga Tegap Sdn Bhd [(c)] • Bagan Budiman Sdn Bhd [(c)] • Samudra Capital Sdn Bhd [(c)] • Alam Nakhoda Sdn Bhd [(c)] • Nusantara Saga Sdn Bhd [(c)] • Nusantara Tegas Sdn Bhd [(c)] • Citra Cekal Sdn Bhd [(c)] • Dian Tiara Sdn Bhd [(c)]

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Abstention from voting *(Cont'd)*

	Transacting Parties	Interested Director	Interested Major Shareholders	Persons Connected #
8.	UMTS	• ARM • TPC* • CCB • DJI • YSH • RR	• UTSB • PSIL • Excorp • PanOcean • TAK • THO • Dato' Badri • AF • MSM	• Harapan Nusantara Sdn Bhd [(a), (b), (c) & (d)] • Usaha Kenanga Sdn Bhd [(a), (b), (c) & (d)] • Anak Samudra Sdn Bhd [(a), (b), (c) & (d)] • Dumai Maju Sdn Bhd [(a), (b), (c) & (d)] • Nusantara Makmur Sdn Bhd [(a), (b), (c) & (d)] • Cabaran Mujur Sdn Bhd [(a), (b), (c) & (d)] • Mujur Anggun Sdn Bhd [(a), (b), (c) & (d)] • Tegas Sari Sdn Bhd [(a), (b), (c) & (d)] • Angsana Kukuh Sdn Bhd [(a), (b), (c) & (d)] • Desa Bidara Sdn Bhd [(a), (b), (c) & (d)] • Indomurni Sdn Bhd [(a), (b), (c) & (d)] • Beduk Selatan Sdn Bhd [(a), (b), (c) & (d)] • Badai Maju Sdn Bhd [(a), (b), (c) & (d)] • Badai Jaya Sdn Bhd [(a), (b), (c) & (d)] • Tenaga Tegap Sdn Bhd [(a), (b), (c) & (d)] • Bagan Budiman Sdn Bhd [(a), (b), (c) & (d)] • Samudra Capital Sdn Bhd [(a), (b), (c) & (d)] • Alam Nakhoda Sdn Bhd [(a), (b), (c) & (d)] • Nusantara Saga Sdn Bhd [(a), (b), (c) & (d)] • Nusantara Tegas Sdn Bhd [(a), (b), (c) & (d)] • Citra Cekal Sdn Bhd [(a), (b), (c) & (d)] • MAIH [(e)] • Pacific Fortune Sdn Bhd [(e)] • Ria Utama Sdn Bhd [(e)] • Tetap Emas Sdn Bhd [(e)] • MAI Sdn Berhad [(e)] • Terang Equity Sdn Bhd [(e)] • Wangi Terang Sdn Bhd [(e)] • UTESB [(e) & (f)] • Wilayah Resources Sdn Bhd [(e) & (f)] • Tegas Puri Sdn Bhd [(e) & (f)] • Besitang Barat Sdn Bhd [(e) & (f)] • Besitang Selatan Sdn Bhd [(e) & (f)] • Wilayah Bintang Sdn Bhd [(e) & (f)] • Tegas Mahsuri Sdn Bhd [(e) & (f)] • Besitang (M) Sdn Bhd [(e) & (f)] • Besitang Utara Sdn Bhd [(e) & (f)] • Eridanes International N.V. [(e)] • East Asia Telecommunications Ltd [(e)] • Global Multimedia Technologies (BVI) Ltd [(e)] • Worldwide Communications Technologies Ltd [(e)] • Maxis Holdings Sdn Bhd [(e)] • Dato' Mohamed Khadar bin Merican [(b)] • Dian Tiara Sdn Bhd [(c)]
9.	(i) PT Multipolar (ii) BM (iii) LinkNet	<u>Commissioner of NTS</u> CCW	<u>Major Shareholder of NTS</u> AcrossAsia	-

Abstention from voting *(Cont'd)*

Notes:

(a) *A person connected to AF.*

(b) *A person connected to MSM.*

(c) *A person connected to THO.*

(d) *A person connected to Dato' Badri.*

(e) *A person connected to TAK.*

(f) *A person connected to UTSB, PSIL, Excorp and PanOcean.*

(g) *A person connected to MAIH.*

\# *The list may not be exhaustive. However as explained under Section 7 of Part A of the Circular, the interested Directors and interested Major Shareholders have undertaken to ensure that Persons Connected to them will abstain from all deliberations and voting at our forthcoming EGM on the resolutions of the Proposed Shareholders' Mandate in which they have an interest.*

* *TPC ceased as a Director of Maxis on 1 January 2007. For the purposes of the Proposed Renewal of Mandate, TPC would be a director within the preceding 6 months of the date on which the terms of the transaction may be agreed upon.*

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1. RESPONSIBILITY STATEMENT

This Circular has been reviewed and approved by your Board and they collectively and individually accept full responsibility for the accuracy of the information contained herein and confirm that after making all reasonable inquiries and, to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement herein misleading.

2. WRITTEN CONSENT

As Manager for the Proposals In Relation to Shareholders' Mandate, Proposed ESOS Options and Proposed Amendments to Articles, RHB INVESTBANK was not involved in the formulation of nor did RHB INVESTBANK advise our Company on the terms of the Proposals In Relation to Shareholders' Mandate, Proposed ESOS Options and Proposed Amendments to Articles.

RHB INVESTBANK's role in the Proposals In Relation to Shareholders' Mandate, Proposed ESOS Options and Proposed Amendments to Articles is merely to assist our Company in our preparation of this Circular.

RHB INVESTBANK has given and has not subsequently withdrawn its written consent to the inclusion in this Circular of its name in the form and context in which it appears.

3. MATERIAL CONTRACTS

Save as disclosed below, neither our Company nor any of our subsidiaries have entered into any contract which is or may be material, during the 2 years immediately preceding the date of this Circular, other than those in the normal course of business:

(i) NTS entered into a shareholder's loan agreement dated 16 September 2005 with Teleglobal Investments B.V (including all amendments and supplements thereto) for a loan in the amount of USD150 million (equivalent to RM525 million) to be provided by Teleglobal to NTS;

(ii) MBNS Multimedia Technologies Sdn Bhd ("MMT") and Advanced Wireless Technologies Sdn Bhd ("AWT") had on 24 November 2005 entered into a loan agreement wherein MMT agreed to grant AWT a loan amounting to RM24,166,666.00 for a term of 5 years;

(iii) Aircel Limited ("Aircel") entered into a share purchase agreement dated 27 December 2005 with Aircel Televentures Limited ("ATVL") in respect of the acquisitions by Aircel of 100% of the issued and paid up share capital of Aircel Cellular Limited ("ACL") and Dishnet Wireless Limited ("DWL") from ATVL, which were completed by 30 December 2005, for a cash consideration of Rs4,838,130,000 (equivalent to RM381 million);

(iv) Our Company entered into a conditional share subscription agreement dated 30 December 2005 with ATVL and Sterling Infotech Limited ("SIL") (collectively "SIG Group") and Aircel Limited (including all amendments and supplements thereto) for the subscription by our Company of 63,243,243 Aircel shares representing 26% of the enlarged issued and paid up capital of Aircel for a cash consideration of rupee equivalent of USD280 million (equivalent to RM980 million) ("SSA"). Our Company and our wholly owned subsidiary, GCSH, entered into a substitution agreement dated 5 January 2006 with the SIG Group and Aircel whereby GCSH substituted our Company as a party to the SSA;

MAXIS COMMUNICATIONS BERHAD

(Company No: 158400-V)
(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Maxis Communications Berhad ("Maxis" or "the Company") will be held at Sapphire Room, Level 1, Mandarin Oriental, Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur on Tuesday, 29 May 2007, at 4.00 p.m. or at any adjournment thereof for the purpose of considering and, if thought fit, passing with or without modifications the following resolutions:

ORDINARY RESOLUTION 1

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with ASTRO ALL ASIA NETWORKS plc and/or its affiliates, including but not limited to Multimedia Interactive Technologies Sdn Bhd, MEASAT Broadcast Network Systems Sdn Bhd and Airtime Management and Programming Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with ASTRO ALL ASIA NETWORKS plc and/or its affiliates, including but not limited to Multimedia Interactive Technologies Sdn Bhd, MEASAT Broadcast Network Systems Sdn Bhd and Airtime Management and Programming Sdn Bhd as specified in Appendix I of the Company's Circular to Shareholders dated 7 May 2007, provided that such transactions are necessary for the day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which the next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(c) this resolution is revoked or varied by resolution passed by shareholders in general meeting,

whichever is the earliest.

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 2

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Tanjong Public Limited Company and/or its affiliates, including but not limited to TGV Cinemas Sdn Bhd, Tanjong City Centre Property Management Sdn Bhd and Pan Malaysian Pool Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Tanjong Public Limited Company and/or its affiliates, including but not limited to TGV Cinemas Sdn Bhd, Tanjong City Centre Property Management Sdn Bhd and Pan Malaysian Pool Sdn Bhd as specified in Appendix I of the Company's Circular to Shareholders dated 7 May 2007, provided that such transactions are necessary for the day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which the next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(c) this resolution is revoked or varied by resolution passed by shareholders in general meeting,

whichever is the earliest.

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 3

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with MEASAT Global Berhad and/or its affiliates, including but not limited to MEASAT Satellite Systems Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with MEASAT Global Berhad and/or its affiliates, including but not limited to MEASAT Satellite Systems Sdn Bhd as specified in Appendix I of the Company's Circular to Shareholders dated 7 May 2007, provided that such transactions are necessary for the day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which the next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(c) this resolution is revoked or varied by resolution passed by shareholders in general meeting,

whichever is the earliest.

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 4

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Usaha Tegas Sdn Bhd and/or its affiliates, including but not limited to SRG Asia Pacific Sdn Bhd, UT Hospitality Services Sdn Bhd, UT Projects Sdn Bhd, UTSB Management Sdn Bhd and/or its affiliates, Bumi Armada Berhad and/or its affiliates and Communications and Satellite Services Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Usaha Tegas Sdn Bhd and/or its affiliates, including but not limited to SRG Asia Pacific Sdn Bhd, UT Hospitality Services Sdn Bhd, UT Projects Sdn Bhd, UTSB Management Sdn Bhd and/or its affiliates, Bumi Armada Berhad and/or its affiliates and Communications and Satellite Services Sdn Bhd as specified in Appendix I of the Company's Circular to Shareholders dated 7 May 2007, provided that such transactions are necessary for the day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which the next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(c) this resolution is revoked or varied by resolution passed by shareholders in general meeting,

whichever is the earliest.

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 5

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Genting Berhad and/or its affiliates, including but not limited to Oakwood Sdn Bhd, Asiatic Land Development Sdn Bhd, Genting Sanyen Industrial Paper Sdn Bhd and Asiatic Development Berhad and Resorts World Berhad and/or its affiliates, including but not limited to Genting Highlands Berhad, Resorts Facilities Services Sdn Bhd, Genting Golf Course Berhad, Widuri Pelangi Sdn Bhd, Papago Sdn Bhd, First World Hotels & Resorts Sdn Bhd and Genasa Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Genting Berhad and/or its affiliates, including but not limited to Oakwood Sdn Bhd, Asiatic Land Development Sdn Bhd, Genting Sanyen Industrial Paper Sdn Bhd and Asiatic Development Berhad and Resorts World Berhad and/or its affiliates, including but not limited to Genting Highlands Berhad, Resorts Facilities Services Sdn Bhd, Genting Golf Course Berhad, Widuri Pelangi Sdn Bhd, Papago Sdn Bhd, First World Hotels & Resorts Sdn Bhd and Genasa Sdn Bhd as specified in Appendix I of the Company's Circular to Shareholders dated 7 May 2007, provided that such transactions are necessary for the day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which the next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(c) this resolution is revoked or varied by resolution passed by shareholders in general meeting,

whichever is the earliest.

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 6

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with AmFinance Bhd and/or its affiliates

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with AmFinance Bhd and/or its affiliates as specified in Appendix I of the Company's Circular to Shareholders dated 7 May 2007, provided that such transactions are necessary for the day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which the next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(c) this resolution is revoked or varied by resolution passed by shareholders in general meeting,

whichever is the earliest.

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 7

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with UMTS (Malaysia) Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with UMTS (Malaysia) Sdn Bhd as specified in Appendix I of the Company's Circular to Shareholders dated 7 May 2007, provided that such transactions are necessary for the day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which the next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(c) this resolution is revoked or varied by resolution passed by shareholders in general meeting,

whichever is the earliest.

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 8

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with PT Multipolar Corporation Tbk, PT Broadband Multimedia Tbk and PT LinkNet

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with PT Multipolar Corporation Tbk, PT Broadband Multimedia Tbk and PT LinkNet as specified in Appendix I of the Company's Circular to Shareholders dated 7 May 2007, provided that such transactions are necessary for the day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and which are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which the next annual general meeting is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(c) this resolution is revoked or varied by resolution passed by shareholders in general meeting,

whichever is the earliest.

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 9

Proposed offer and grant of options to Dato' Jamaludin bin Ibrahim, the Group Chief Executive Officer and the Executive Director of the Company pursuant to the Employee Share Option Scheme and contract of service
Please refer to Note A.

"THAT the Board of Directors is hereby authorised at any time, and from time to time during the period commencing from the date on which this resolution is passed ("Approval Date") and expiring at the conclusion of the annual general meeting of the Company commencing next after the Approval Date or the expiration of the period within which the next annual general meeting of the Company is required by law to be held, to offer and grant to Dato' Jamaludin bin Ibrahim, the Group Chief Executive Officer and the Executive Director of the Company, in accordance with and subject to the provisions of the Bye-Laws governing the Company's Employee Share Option Scheme ("ESOS") and the terms of the contract of service between the Company and Dato' Jamaludin bin Ibrahim, option or options to subscribe for up to a maximum of 1,000,000 ordinary shares of RM0.10 each in the Company available under the ESOS."

ORDINARY RESOLUTION 10

Proposed offer and grant of options to Mr Sandip Das, the Chief Executive Officer and the Executive Director of the Company pursuant to the Employee Share Option Scheme and contract of service
Please refer to Note A.

"THAT the Board of Directors is hereby authorised at any time, and from time to time during the period commencing from the date on which this resolution is passed ("Approval Date") and expiring at the conclusion of the annual general meeting of the Company commencing next after the Approval Date or the expiration of the period within which the next annual general meeting of the Company is required by law to be held, to offer and grant to Mr Sandip Das, the Chief Executive Officer and the Executive Director of the Company, in accordance with and subject to the provisions of the Bye-Laws governing the Company's Employee Share Option Scheme ("ESOS") and the terms of the contract of service between the Company and Mr. Sandip Das, option or options to subscribe for up to a maximum of 200,000 ordinary shares of RM0.10 each in the Company available under the ESOS."

SPECIAL RESOLUTION 1

Proposed Amendments to the Articles of Association of the Company

"**THAT** the proposed amendments to the Articles of Association of the Company in the form and manner as specified in Appendix III of the Company's Circular to Shareholders dated 7 May 2007 be and is hereby approved.

AND THAT the Directors of the Company be authorised to do all such acts, deeds and things as are necessary and/or expedient in order to give full effect to this resolution with full powers to assent to any conditions, modifications and/or amendments as may be required by any relevant authorities."

BY ORDER OF THE BOARD

Dipak Kaur
Company Secretary
(LS5204)
7 May 2007

Notes:

A. The Company has on 3 May 2007 received a Notice of Take-Over Offer ("Notice") from CIMB Investment Bank Berhad *(formerly known as Commerce International Merchant Bankers Berhad)* ("CIMB") on behalf of Binariang GSM Sdn Bhd to acquire all voting shares in the Company ("Offer Shares"). Full details of the offer are set out in the Notice that will be posted to the shareholders of the Company on or before 9 May 2007.

The Offer Shares shall comprise the existing 2,531,696,000 issued and paid-up ordinary shares of RM0.10 each in the Company ("Shares") as at 20 April 2007 and any new Shares that may be issued by the Company arising from the exercise, before the close of the take-over offer, of the options granted by the Company to its employees under the Company's Employee Share Option Scheme.

1. A member of the Company entitled to attend and vote at this meeting is entitled to appoint one or more proxies to attend and vote for him/her provided that the number of proxies appointed shall not be more than two except in the circumstances set out in Note 4. A proxy need not be a member of the Company.
2. The instrument appointing a proxy shall:
   i) in the case of an individual, be signed by the appointor or by his/her attorney; and
   ii) in the case of a corporation, be either under its common seal or signed by its attorney or by an officer on behalf of the corporation.
3. Where a member appoints more than one proxy the appointment shall be invalid unless he/she specifies the proportions of his /her holdings to be represented by each proxy.
4. Where a member of the Company is an authorised nominee, it may appoint at least one proxy in respect of each securities account it holds to which ordinary shares in the Company are credited. Each appointment of proxy by an authorised nominee shall be by a separate instrument of proxy which shall specify the securities account number and the name of the beneficial owner for whom the authorised nominee is acting.
5. The instrument appointing a proxy must be deposited at the registered office of the Company at Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur, Malaysia not less than 48 hours before the time appointed for holding the meeting or adjourned meeting or in the case of a poll, not less than 24 hours, before the time appointed for the taking of the poll; otherwise the instrument of proxy shall not be treated as valid and the person so named shall not be entitled to vote in respect thereof. **Fax copies of the duly executed form of proxy are not acceptable.**
6. A proxy may vote on a show of hands and on a poll. If the form of proxy is returned without an indication as to how the proxy shall vote on any particular matter the proxy may exercise his discretion as to whether to vote on such matter and if so, how.
7. The lodging of a form of proxy does not preclude a member from attending and voting in person at the meeting should the member subsequently decide to do so.

TOLL FREE LINE

A toll free line has been set-up to attend to all queries from shareholders pertaining to the Form of Proxy and all other matters relating to this forthcoming EGM. The toll free number is 1800 828 001 and will be valid from 7 May 2007 to 1 June 2007.

MAXIS COMMUNICATIONS BERHAD

(Company No: 158400-V)
(Incorporated in Malaysia)

FORM OF PROXY

I/ We .... NRIC No/ Company No ....
(FULL NAME IN BLOCK LETTERS AS PER IDENTITY CARD/ CERTIFICATE OF INCORPORATION) (COMPULSORY)

of ....
(ADDRESS)

telephone no. .... being a member of Maxis Communications Berhad (the "Company"), hereby appoint ....

.... NRIC No. ....
(FULL NAME IN BLOCK LETTERS AS PER IDENTITY CARD) (COMPULSORY)

of ....
(ADDRESS)

and/ or .... NRIC No ....
(FULL NAME IN BLOCK LETTERS AS PER IDENTITY CARD) (COMPULSORY)

of ....
(ADDRESS)

or failing him/ her, THE CHAIRMAN OF THE MEETING as my/ our proxy/ proxies to vote for me/ us and on my/ our behalf at the Extraordinary General Meeting of the Company to be held at Sapphire Room, Level 1, Mandarin Oriental, Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur on Tuesday, 29 May 2007 at 4.00 p.m. or at any adjournment thereof. I/ We indicate with an "✓" or "×" in the spaces below how I/ we wish my/ our vote to be cast:

Agenda	For	Against
Ordinary Resolution 1		
Ordinary Resolution 2		
Ordinary Resolution 3		
Ordinary Resolution 4		
Ordinary Resolution 5		
Ordinary Resolution 6		
Ordinary Resolution 7		
Ordinary Resolution 8		
Ordinary Resolution 9		
Ordinary Resolution 10		
Special Resolution 1		

Subject to the abovestated voting instructions, my/ our proxy may vote or abstain from voting on any resolution as *he/ *she/ *they may think fit.

If appointment of proxy is under hand .... Signed by *individual member/ *officer or attorney of member/ *authorised nominee of .... (beneficial owner)	No of shares held : .... Securities Account No : .... (CDS Account No) (COMPULSORY) Date :	The proportions of my/our holding to be represented by my/ our proxies are as follows: **First Proxy** No. of Shares : .... Percentage : ....%
If appointment of proxy is under seal The Common Seal of .... was hereto affixed in accordance with its Articles of Association in the presence of :- .... Director Director/Secretary in its capacity as *member/ *attorney of member/ *authorised nominee of .... (beneficial owner)	Seal No of shares held : .... Securities Account No : .... (CDS Account No) (COMPULSORY) Date :	**Second Proxy** No. of Shares : .... Percentage : ....%

Notes to Form of Proxy:

1. A member of the Company entitled to attend and vote at this meeting is entitled to appoint one or more proxies to attend and vote for him/her provided that the number of proxies appointed shall not be more than two except in the circumstances set out in Note 4. A proxy need not be a member of the Company.
2. The instrument appointing a proxy shall:
   i) in the case of an individual, be signed by the appointor or by his/her attorney; and
   ii) in the case of a corporation, be either under its common seal or signed by its attorney or by an officer on behalf of the corporation.
3. Where a member appoints more than one proxy the appointment shall be invalid unless he/she specifies the proportions of his/her holdings to be represented by each proxy.
4. Where a member of the Company is an authorised nominee, it may appoint at least one proxy in respect of each securities account it holds to which ordinary shares in the Company are credited. Each appointment of proxy by an authorised nominee shall be by a separate instrument of proxy which shall specify the securities account number and the name of the beneficial owner for whom the authorised nominee is acting.
5. The instrument appointing a proxy must be deposited at the registered office of the Company at Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur, Malaysia not less than 48 hours before the time appointed for holding the meeting or adjourned meeting or in the case of a poll, not less than 24 hours, before the time appointed for the taking of the poll; otherwise the instrument of proxy shall not be treated as valid and the person so named shall not be entitled to vote in respect thereof. **Fax copies of the duly executed form of proxy are not acceptable.**
6. A proxy may vote on a show of hands and on a poll. If the form of proxy is returned without an indication as to how the proxy shall vote on any particular matter the proxy may exercise his discretion as to whether to vote on such matter and if so, how.
7. The lodging of a form of proxy does not preclude a member from attending and voting in person at the meeting should the member subsequently decide to do so.

TOLL FREE LINE
A toll free line has been set-up to attend to all queries from shareholders pertaining to the Form of Proxy and all other matters relating to this forthcoming EGM. The toll free number is 1800 828 001 and will be valid from 7 May 2007 to 1 June 2007.

* *delete if inappropriate*

Fold this flap for sealing

Then fold here

AFFIX
STAMP

The Company Secretary
MAXIS COMMUNICATIONS BERHAD
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

1st fold here

END